As Filed with the Securities and Exchange Commission on January 7, 2015

Registration No. 333-200974

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

S&T BANCORP, INC.

(Exact name of Registrant as specified in its charter)

Pennsylvania	6022	25-1434426
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

800 Philadelphia Street

Indiana, PA 15701

(800) 325-2265

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mark Kochvar

Chief Financial Officer

S&T Bancorp, Inc.

800 Philadelphia Street

Indiana, PA 15701

(724) 465-4826

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Paul Freshour, Esq. Arnold & Porter LLP 555 12th St., N.W. Washington, D.C. 20004 (202) 942-5000	Dean H. Dusinberre, Esq. Kenneth J. Rollins, Esq. Rhoads & Sinon LLP One South Market Square Harrisburg, PA 17101 (717) 233-5731

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement becomes effective and upon completion of the merger described in the enclosed document.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box  ☐.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.

See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐

Non- accelerated filer	(Do not check if a smaller reporting company) ☐	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross Border Third-Party Tender Offer) ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. S&T Bancorp, Inc. may not sell the securities offered by this proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer or solicitation is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED JANUARY 7, 2015

Prospectus of S&T Bancorp, Inc.	Proxy Statement of Integrity Bancshares, Inc.

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Shareholder:

On October 29, 2014, Integrity Bancshares, Inc., or Integrity, agreed to merge with S&T Bancorp, Inc., or S&T. Integrity is sending you this proxy statement/prospectus to invite you to attend a special meeting of Integrity shareholders being held to vote on the merger and to ask you to vote at the special meeting in favor of adopting the agreement and plan of merger, or the merger agreement.

If the merger is completed, Integrity will merge with and into S&T, and you will be entitled to elect to receive your merger consideration in the form of S&T common stock, cash or a combination of both. Subject to the election and adjustment procedures described in this proxy statement/prospectus, you will be entitled to receive, in exchange for each share of Integrity common stock you hold at the time of the merger, consideration, without interest, with a value equal to either (i) a cash payment of $52.50 or (ii) 2.0627 shares of S&T common stock. The federal income tax consequences of the merger to you will depend on whether you receive cash, S&T common stock, or a combination of cash and S&T common stock in exchange for your shares of Integrity common stock.

Pursuant to the terms of the merger agreement, at least 80% of the total number of shares of Integrity common stock to be converted in the merger will be converted into stock consideration, and the remaining outstanding shares of Integrity common stock (excluding the shares of Integrity common stock to be cancelled) will be converted into cash consideration. As a result, if more Integrity shareholders make valid elections to receive either S&T common stock or cash than is available as merger consideration under the merger agreement, those Integrity shareholders electing the over-subscribed form of consideration may have the over-subscribed consideration proportionately reduced and substituted with consideration in the other form, despite their election.

The market prices of both S&T common stock and Integrity common stock will fluctuate before the completion of the merger. You should obtain current stock price quotations for S&T common stock and Integrity common stock. S&T common stock trades on the NASDAQ Global Select Market under the symbol “STBA” and Integrity common stock is quoted on the OTC Markets Group—OTCQB, or OTCQB, under the symbol “ITBC.”

The special meeting of the shareholders of Integrity will be held on Tuesday, February 24, 2015 at 5:45 pm, local time, at the West Shore Country Club, 100 Brentwater Drive, Camp Hill, PA, 17011. Your vote is important. The affirmative vote of two-thirds of all outstanding shares of Integrity common stock is required to adopt the merger agreement. A majority of the outstanding Integrity common stock entitled to vote is necessary to constitute a quorum in order to transact business at the special meeting.

Regardless of whether you plan to attend the special shareholders’ meeting, please take the time to vote your shares in accordance with the instructions contained in this proxy statement/prospectus. The Integrity board of directors recommends that Integrity shareholders vote “FOR” adoption of the merger agreement and “FOR” approval to adjourn the special meeting, if necessary, to solicit additional proxies.

This proxy statement/prospectus describes the special meeting, the merger, the documents related to the merger and other related matters. Please carefully read this entire proxy statement/prospectus, including “Risk Factors” beginning on page 17, for a discussion of the risks relating to the proposed merger. You also can obtain information about S&T from documents that it has filed with the Securities and Exchange Commission, or the SEC.

Sincerely,

James T. Gibson
Chairman, President and CEO
Integrity Bancshares, Inc.

The securities to be issued in connection with the merger are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the S&T common stock to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this proxy statement/prospectus is                     , 2015, and it is first being mailed or otherwise delivered to Integrity shareholders on or about                     , 2015.

INTEGRITY BANCSHARES, INC.

3314 Market Street, Suite 301

Camp Hill, PA 17011

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

Integrity Bancshares, Inc. will hold a special meeting of shareholders at the West Shore Country Club located at 100 Brentwater Drive, Camp Hill, PA, 17011, at 5:45 pm local time, on Tuesday, February 24, 2015 to consider and vote upon the following proposals:

•

to adopt the Agreement and Plan of Merger, dated October 29, 2014, by and between Integrity Bancshares, Inc. and S&T Bancorp, Inc., which provides for, among other things, the merger of Integrity Bancshares, Inc. with and into S&T Bancorp, Inc.;

•

to approve a proposal to authorize the board of directors to adjourn the special meeting, if necessary, to solicit additional proxies, in the event there are not sufficient votes at the time of the special meeting to approve the proposal to adopt the merger agreement; and

•	to transact any other business as may properly be brought before the special meeting or any adjournments or postponements of the special meeting.

The Integrity board of directors has fixed the close of business on January 7, 2015 as the record date for the special meeting. Only Integrity shareholders of record at that time are entitled to notice of, and to vote at, the special meeting, or any adjournment or postponement of the special meeting.

The affirmative vote of two-thirds of all outstanding shares of Integrity common stock entitled to vote at the Integrity special meeting is required to adopt the merger agreement.

Regardless of whether you plan to attend the special meeting, please submit your proxy with voting instructions. Please vote as soon as possible as failure to vote has the same effect as a vote “AGAINST” the merger. If you hold stock in your name as a shareholder of record, please complete, sign, date and return the accompanying proxy card in the enclosed self-addressed, stamped envelope. If you hold your stock in “street name” through a bank or broker, please direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any holder of Integrity common stock who is present at the special meeting may vote in person instead of by proxy, thereby canceling any previous proxy. In any event, a proxy may be revoked in writing at any time before its exercise at the special meeting in the manner described in the accompanying document.

The Integrity board of directors has unanimously approved the merger agreement and recommends that Integrity shareholders vote “FOR” adoption of the merger agreement and “FOR” approval to adjourn the special meeting, if necessary, to solicit additional proxies.

BY ORDER OF THE BOARD OF DIRECTORS

James T. Gibson

Chairman, President and CEO

                    , 2015

Camp Hill, Pennsylvania

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY, REGARDLESS OF WHETHER YOU PLAN TO ATTEND THE SPECIAL MEETING. YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

The questions and answers below highlight only selected procedural information from this proxy statement/prospectus. They do not contain all of the information that may be important to you. You should read carefully the entire proxy statement/prospectus to fully understand the voting procedures for the special meeting.

Q:	What is the purpose of this proxy statement/prospectus?

A:	This proxy statement/prospectus serves as both a proxy statement of Integrity and a prospectus of S&T. As a proxy statement, it is being provided to you because the Integrity board of directors is soliciting your proxy for use at the Integrity special meeting of shareholders at which the Integrity shareholders will consider and vote on (i) adoption of the merger agreement between S&T and Integrity and (ii) authorization of the board of directors to adjourn the special meeting to a later date, if necessary, to solicit additional proxies in favor of adoption of the merger agreement or vote on other matters properly before the special meeting. As a prospectus, it is being provided to you because S&T is offering to exchange shares of its common stock for your shares of Integrity common stock upon completion of the merger.

Q:	What is the proposed transaction for which I am being asked to vote?

A:	You are being asked to vote upon proposals to (i) adopt the Agreement and Plan of Merger, dated October 29, 2014, by and between S&T and Integrity which provides for, among other things, the merger of Integrity with and into S&T and (ii) adjourn the special meeting, if necessary, to solicit additional proxies.

Q:	What do I need to do now?

A:	With respect to the special meeting—after you have carefully read this proxy statement/prospectus and decided how you wish to vote your shares, please vote your shares promptly. You must complete, sign, date and mail your proxy card in the enclosed postage paid return envelope as soon as possible. Submitting your proxy card will ensure that your shares are represented and voted at the special meeting.

With respect to the merger—you should complete and return the election form to American Stock Transfer and Trust Company, the exchange agent for the merger, according to the instructions printed on the forms which will be mailed to you separately. Holders of record of Integrity shares who hold such shares as nominees, trustees or in other representative capacities, or a representative, may submit multiple election forms, provided that such representative certifies that each such election form covers all the shares of Integrity common stock held by that representative for a particular beneficial owner.

Q:	If my broker holds my shares in “street name” will my broker automatically vote my shares for me?

A:	No. Your broker will not be able to vote your shares on the merger agreement without instruction from you. You should instruct your broker to vote your shares, following the directions your broker provides to you. Please check the voting form used by your broker.

Q:	What if I fail to instruct my broker?

A:	If you do not provide your broker with instructions, your broker generally will not be permitted to vote your shares on the merger proposal, which is referred to as a “broker non-vote.” For purposes of determining the number of votes cast with respect to the merger proposal, only those votes cast “for” or “against” the proposal are counted. “Broker non-votes,” if any, submitted by brokers or nominees in connection with the special meeting will not be counted as votes “for” or “against” for purposes of determining the number of votes cast (thus having the effect of a vote against the proposal to adopt the merger agreement), and will be treated as present for quorum purposes only if such shares have been voted at the meeting on a matter other than a procedural motion.

Q:	When and where is the Integrity special meeting of shareholders?

A:	The special meeting of Integrity shareholders will be held at the West Shore Country Club, 100 Brentwater Drive, Camp Hill, PA, 17011 at 5:45 pm, local time, on February 24, 2015. All shareholders of Integrity as of the record date, or their duly appointed proxies, may attend the Integrity special meeting.

Q:	How do I vote?

A:	If you are a shareholder of record of Integrity as of January 7, 2015, which is referred to as the Integrity record date, you may submit a proxy before the special meeting by completing, signing, dating and returning the enclosed proxy card in the enclosed postage-paid envelope.

You may also cast your vote in person at the special meeting.

Q:	When must I elect the type of merger consideration that I prefer to receive?

A:	If you wish to elect the type of merger consideration you receive in the merger, you should carefully review and follow the instructions set forth in the form of election, which is being separately mailed to Integrity shareholders following the mailing of this proxy statement/prospectus. You will need to sign, date and complete the election form and transmittal materials and return them to the exchange agent, American Stock Transfer and Trust Company, at the address given in the materials. The Election Deadline is 5:00 p.m. eastern standard time on the business day that is five (5) business days preceding the Closing Date. S&T and Integrity will publicly announce the anticipated Election Deadline at least seven business days before the anticipated Election Deadline. Because of the way the election and proration procedures work, even if you submit a properly completed and signed form of election, it is still possible that you may not receive exactly the type of consideration you have elected. If you do not submit a properly completed and signed form of election to the exchange agent by the Election Deadline, you will have no control over the type of merger consideration you may receive, and consequently, may receive only cash, only S&T common stock or a combination of cash and S&T common stock in the merger. If you hold shares in “street name,” you will have to follow your broker’s instructions to make an election.

Q:	If I am an Integrity shareholder, should I send in my Integrity stock certificates with my proxy card?

A:	No. PLEASE DO NOT SEND YOUR INTEGRITY STOCK CERTIFICATES WITH YOUR PROXY CARD. You should carefully review and follow the instructions set forth in the form of election, which is being mailed to Integrity shareholders separately following the mailing of this proxy statement/prospectus, regarding the surrender of your share certificates. You should then, prior to the Election Deadline, send your Integrity common stock certificates to the exchange agent, together with your completed, signed form of election.

Q:	Whom can I contact if I cannot locate my Integrity stock certificates?

A:	If you are unable to locate your original Integrity stock certificate(s), you should contact Laurel L. Leitzel, Chief Financial Officer of Integrity, at 717-920-4900.

Q:	Why is my vote important?

A:	Because the merger cannot be completed without the affirmative vote of two-thirds of all outstanding shares of Integrity common stock entitled to vote at the special meeting, and because a majority of the outstanding Integrity common stock entitled to vote is necessary to constitute a quorum in order to transact business at the special meeting, every shareholder’s vote is important. The Integrity board of directors recommends that you vote “FOR” adoption of the merger agreement.

Q:	How does the Integrity board of directors recommend that I vote?

A:	The Integrity board of directors recommends that you vote “FOR” adoption of the agreement and plan of merger. The members of the board of directors and the executive officers of Integrity, and their affiliates, in the aggregate have the power to vote approximately 39.02% of the outstanding shares of Integrity common stock. Integrity currently expects that its directors and executive officers will vote their shares in favor of the proposals to be considered at the Integrity special meeting, as each of them has entered into a voting agreement with S&T obligating them to do so. In addition, a significant shareholder holding approximately 138,596 shares of Integrity common stock, or 4.74% of the outstanding Integrity common stock, as of the record date has entered into a voting agreement with S&T to vote for the proposals at the Integrity special meeting.

Q:	Can I attend the Integrity special meeting and vote my shares in person?

A:	Yes. All shareholders, including shareholders of record and shareholders who hold their shares through nominees or any other holder of record, are invited to attend the special meeting. Holders of record of Integrity common stock can vote in person at the special meeting. If you are not a shareholder of record, you must obtain a proxy, executed in your favor, from the record holder of your shares, such as a nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership and you must bring a form of personal photo identification with you in order to be admitted. Integrity reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification.

Q:	Can I change my vote or revoke my proxy after I have delivered my proxy?

A:	Yes. You may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to the Secretary of Integrity or (3) attending the special meeting in person, notifying the Secretary and voting by ballot at the special meeting. The Integrity Secretary’s mailing address is Integrity Bancshares, Inc., 3314 Market Street, Suite 301, Camp Hill, PA 17011.

Any shareholder entitled to vote in person at the special meeting may vote in person regardless of whether a proxy has been previously given, and such vote will revoke any previous proxy, but the mere presence (without notifying the Secretary of Integrity) of a shareholder at the special meeting will not constitute revocation of a previously given proxy.

Q:	When do you expect to complete the merger?

A:	S&T and Integrity expect to complete the merger in the first quarter of 2015. However, S&T and Integrity cannot assure you when or if the merger will occur. Among other things, S&T and Integrity cannot complete the merger until S&T and Integrity obtain the approval of Integrity shareholders at the special meeting, receive all necessary regulatory approvals and consents and satisfy the closing conditions described in the merger agreement.

Q:	What are the material U.S. federal income tax consequences of the merger to me?

A:

The merger has been structured to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code. As a result of the merger’s qualification as a reorganization, it is anticipated that you will not recognize gain or loss on the exchange of Integrity common stock solely for S&T common stock in the merger except with respect to the cash you receive in lieu of a fractional share interest in S&T common stock. If you receive only cash in exchange for your Integrity common stock in the merger, it is anticipated that you will recognize gain or loss equal to the difference between the amount of cash you receive and your adjusted tax basis in the shares of Integrity common stock you surrender. If you exchange your Integrity common stock for a combination of S&T common stock and cash, it is anticipated that you will recognize taxable gain equal to the amount of cash you receive (not counting cash received in lieu of a fractional share interest in S&T common stock) or the amount of taxable gain you realize, whichever is lower, but you will not be permitted to recognize any loss for federal income tax purposes. If you receive cash instead of a fractional share interest in S&T common stock, you will recognize gain or loss on your receipt of that cash. Exceptions to these conclusions or other considerations may apply. Some of these are discussed beginning on page 73.

Tax matters are very complicated, and the tax consequences of the merger to a particular shareholder will depend in part on such shareholder’s circumstances, on whether such shareholder elects to receive common stock, cash or a mix of common stock and cash, on whether such shareholder’s election is effective or must be changed under the proration provisions of the merger agreement, and on many variables which are not within S&T and Integrity’s control. Accordingly, you should consult your tax advisor for a full understanding of the tax consequences of the merger to you, including the applicability and effect of federal, state, local and foreign income and other tax consequences. For more information, please see the section entitled “Material United States Federal Income Tax Consequences of the Merger” beginning on page 73 of this proxy statement/prospectus.

Q:	Who will be the directors and executive officers of the company following the merger?

A:	Following the merger, the current members of the board of directors of S&T will continue to serve and James T. Gibson, currently Chairman, President and Chief Executive Officer of Integrity, and one additional member of the Integrity board of directors, will be appointed to join the board of directors of S&T. William K. Poole and Thomas John Sposito, II, current Executive Vice Presidents of Integrity Bank, will be appointed to the executive management team of S&T Bank as Executive Vice President and Senior Executive Vice President, respectively.

Q:	What risks should I consider in deciding whether to vote in favor of the proposals?

A:	You should carefully review the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 17, which sets forth certain risks and uncertainties related to the merger and the business and operations of S&T.

Q:	Do I have rights to dissent from the merger?

A:	Yes. Under Pennsylvania law, Integrity shareholders have the right to dissent from the merger agreement and the merger and to receive a payment in cash for the “fair value” of their shares of Integrity common stock as determined by an appraisal process. This value may be more or less than the value you would receive in the merger if you do not dissent. If you dissent, you will receive a cash payment for the value of your shares that will be fully taxable to you. To perfect your dissenters’ rights, you must follow precisely the required statutory procedures. See “The Merger—Integrity Shareholders Have Dissenters’ Rights in the Merger,” beginning on page 48, and the information at Annex C.

Q:	How will the merger affect stock options for Integrity common stock?

A:	Upon consummation of the merger, each outstanding vested and unvested option to acquire a share of Integrity common stock will be cancelled in exchange for the right to receive, on the terms and conditions set forth in the merger agreement, an amount in cash equal to the excess, if any, of the per-share cash consideration of $52.50 over the option’s exercise price per share.

Q:	Whom should I call with questions about the shareholders meeting or the merger?

A:	Integrity shareholders should call Laurel L. Leitzel, Chief Financial Officer of Integrity, at 717-920-4900 with any questions about the merger and related transactions.

Q:	Whom should I call with questions regarding completing the form of election?

A:	Integrity shareholders with questions regarding the form of election should call Laurel L. Leitzel, Chief Financial Officer of Integrity, at 717-920-4900.

SUMMARY

This summary highlights information contained elsewhere in this proxy statement/prospectus and may not contain all of the information that is important to you. S&T and Integrity urge you to carefully read the entire proxy statement/prospectus and the other documents to which S&T and Integrity refer in order to fully understand the merger and the related transactions. See “Where You Can Find More Information” on page 208. Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.

Information about the Parties (page 78)

S&T Bancorp, Inc.

S&T is a Pennsylvania corporation and a financial holding company with its headquarters located in Indiana, Pennsylvania with assets of $4.9 billion at September 30, 2014. S&T provides a full range of financial services through offices in 12 Pennsylvania counties with retail and commercial banking products, cash management services, insurance and trust and discount brokerage services. S&T also has two loan production offices, or LPOs, in Northeast and Central Ohio. S&T’s common stock trades on the NASDAQ Global Select Market under the symbol “STBA.”

The principal executive offices of S&T are located at S&T Bancorp, Inc., 800 Philadelphia Street, Indiana, PA, 15701, and its telephone number is (800) 325-2265.

Integrity Bancshares, Inc.

Integrity is a Pennsylvania corporation and a bank holding company headquartered in Camp Hill, Pennsylvania, and operates eight branches in south central Pennsylvania. Integrity had approximately $860.4 million in assets as of September 30, 2014.

Integrity’s common stock is quoted on the OTCQB under the symbol “ITBC.”

The principal executive offices of Integrity are located at 3314 Market Street, Suite 301, Camp Hill, PA 17011 and its telephone number is 717-920-4900.

The Merger (page 32)

The terms and conditions of the merger are contained in the merger agreement, which is attached as Annex A to this proxy statement/prospectus and incorporated by reference herein. Please carefully read the merger agreement as it is the legal document that governs the merger.

Integrity Will Merge into S&T

S&T and Integrity are proposing the merger of Integrity with and into S&T. As a result, S&T will continue as the surviving company.

Integrity Will Hold Its Special Meeting on February 24, 2015 (page 29)

The special meeting will be held on February 24, 2015, at 5:45 pm, local time, at the West Shore Country Club located at 100 Brentwater Drive, Camp Hill, PA, 17011. At the special meeting, Integrity shareholders will be asked to:

1.	adopt the merger agreement; and

2.	approve the adjournment of the special meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to adopt the merger agreement.

Record Date. Only holders of record of Integrity common stock at the close of business on January 7, 2015 will be entitled to vote at the special meeting. Each share of Integrity common stock is entitled to one vote. As of the record date of January 7, 2015, there were 2,924,576 shares of Integrity common stock entitled to vote at the special meeting.

Required Vote. The affirmative vote of two-thirds of all outstanding shares of Integrity common stock is required to adopt the merger agreement and the affirmative vote of a majority of the shares of Integrity common stock present in person or by proxy is required to adjourn the special meeting, in certain circumstances, to solicit additional proxies. A majority of the outstanding Integrity common stock entitled to vote is necessary to constitute a quorum in order to transact business at the special meeting.

As of the record date, directors and executive officers of Integrity and their affiliates had the right to vote 1,161,575 shares of Integrity common stock, or 39.02% of the outstanding Integrity common stock entitled to be voted at the special meeting. The directors and executive officers have entered into voting agreements with S&T to vote for the proposals at the special meeting. In addition, a significant shareholder holding approximately 138,596 shares of Integrity common stock, or 4.74% of the outstanding Integrity common stock, as of the record date has entered into a voting agreement with S&T to vote for the proposals at the Integrity special meeting.

Integrity Shareholders Will Receive Cash and/or Shares of S&T Common Stock in the Merger Depending on Their Election and Any Proration (page 59)

You will have the right to elect to receive merger consideration, without interest, for each of your shares of Integrity common stock. You will have the opportunity to elect to receive in exchange for each share of Integrity common stock you own immediately prior to completion of the merger either: (i) a cash payment of $52.50 per share or (ii) 2.0627 shares of S&T common stock.

Your election will be subject to allocation and proration procedures in the merger agreement, which are intended to ensure that, in the aggregate, at least 80% of the Integrity shares of common stock outstanding will be exchanged for S&T common stock. S&T has the right to permit greater than 80% of the Integrity common shares to be exchanged for shares of S&T common stock. However, if more than 20% of Integrity shareholders elect to receive cash for their shares of Integrity common stock, then shareholders will receive shares of S&T common stock in accordance with the proration procedures and the other requirements set forth in the merger agreement.

Record holders may specify different elections with respect to different shares that you hold (if, for example, you own 100 shares of Integrity common stock, you could make a cash election with respect to 50 shares and a stock election with respect to the other 50 shares).

Because the tax consequences of receiving cash in the merger will differ from the tax consequences of receiving S&T common stock, you should carefully read “Material United States Federal Income Tax Consequences of the Merger” beginning on page 73.

Regardless of Whether You Make an Election, You May Not Receive the Consideration You Elected (page 60)

Pursuant to the terms of the merger agreement, a minimum of 80% of the total number of shares of Integrity common stock outstanding at the effective time of the merger will be converted into stock consideration, and the remaining outstanding shares of Integrity common stock (excluding the shares of Integrity common stock to be cancelled) not converted into shares of S&T common stock will be converted into cash consideration. S&T has the right to permit greater than 80% of the total number of shares of Integrity common stock to be converted into shares of S&T common stock. As a result, if more Integrity shareholders make valid elections to receive either S&T common stock or cash than is available as merger consideration under the merger agreement, those

Integrity shareholders electing the over-subscribed form of consideration may have the over-subscribed consideration proportionately reduced and substituted with consideration in the other form, despite their election.

The Integrity Stock Options Will Be Cancelled in Exchange for a Cash Payment (page 61)

Upon completion of the merger, each outstanding option to purchase shares of Integrity common stock, whether or not then exercisable, will be cancelled in exchange for the right to receive a lump sum cash payment equal to the difference between $52.50 and the exercise price of such Integrity stock option. The lump sum cash payment will be subject to applicable tax withholding.

In Order to Make a Valid Election, You Must Properly Complete and Deliver the Election Form (page 61)

If you wish to elect the type of merger consideration you prefer to receive in the merger, you should carefully review and follow the instructions set forth in the form of election, which is being mailed to Integrity shareholders separately. You will need to sign, date and complete the election form and transmittal materials and return them to American Stock Transfer and Trust Company at the address given in the materials, together with the certificates representing shares of Integrity common stock prior to the Election Deadline. You should NOT send your stock certificates with your proxy card.

The Election Deadline is 5:00 p.m. eastern standard time on the business day that is five (5) business days preceding the Closing Date. S&T and Integrity will publicly announce the anticipated Election Deadline at least seven business days before the anticipated Election Deadline. If you do not submit a properly completed and signed form of election to the exchange agent by the Election Deadline, you will have no control over the type of merger consideration you may receive, and, consequently, at the discretion of S&T, may receive only cash, only S&T common stock or a combination of cash and S&T common stock in the merger.

Once you have tendered your Integrity stock certificates to the exchange agent, you may not transfer your shares of Integrity common stock represented by those stock certificates until the merger is completed, unless you revoke your election by written notice to the exchange agent that is received prior to the Election Deadline. If the merger is not completed and the merger agreement is terminated, your stock certificates will be returned by the exchange agent.

Your Expected Material United States Federal Income Tax Treatment as a Result of the Merger (page 73)

S&T and Integrity have structured the merger to be treated as a reorganization for United States federal income tax purposes. Each of S&T and Integrity has conditioned the consummation of the merger on its receipt of a legal opinion that this will be the case. Your federal income tax treatment will depend primarily on whether you exchange your Integrity common stock solely for S&T common stock (with cash received instead of a fractional share of S&T common stock), solely for cash, or for a combination of S&T common stock and cash.

Generally, you will not recognize gain or loss on the exchange of Integrity common stock solely for S&T common stock in the merger except with respect to the cash you receive in lieu of a fractional share interest in S&T common stock. If you receive only cash in exchange for your Integrity common stock in the merger, then you generally will recognize gain or loss equal to the difference between the amount of cash you receive and your adjusted tax basis in the shares of Integrity common stock you surrender. If you exchange your Integrity common stock for a combination of S&T common stock and cash, it is anticipated that you will recognize taxable gain equal to the amount of cash you receive (not counting cash received in lieu of a fractional share interest in S&T common stock) or the amount of taxable gain you realize, whichever is lower, but you will not be permitted to recognize any loss for federal income tax purposes. If you receive cash instead of a fractional share interest in S&T common stock, you will recognize gain or loss on your receipt of that cash.

Exceptions to these conclusions or other considerations may apply. Some of these are discussed beginning on page 73. Determining the actual tax consequences of the merger to you can be complicated. Those consequences will depend on your specific situation, on whether you elect to receive common stock, cash or a mix of common stock and cash, on whether your election is effective or must be changed under the proration provisions of the merger agreement, and on many variables which are not within S&T’s or Integrity’s control. For further information, please refer to “Material United States Federal Income Tax Consequences of the Merger” on page 73. You should also consult your own tax advisor for a full understanding of the merger’s federal income tax and other tax consequences as they apply specifically to you.

Accounting Treatment of the Merger (page 72)

The merger will be treated as a “business combination” using the acquisition method of accounting with S&T treated as the acquiror under generally accepted accounting principles, or GAAP.

Sandler O’Neill + Partners, LP Has Provided an Opinion to the Integrity Board of Directors Regarding the Fairness of the Merger Consideration (page 37)

Integrity’s financial advisor, Sandler O’Neill + Partners, LP, or Sandler O’Neill, has conducted financial analyses and delivered an opinion to Integrity’s board of directors that, as of October 29, 2014, the consideration to be received by Integrity shareholders was fair from a financial point of view to Integrity shareholders.

The full text of Sandler O’Neill’s opinion is attached as Annex B to this proxy statement/prospectus. Integrity shareholders should read that opinion and the summary description of Sandler O’Neill’s opinion contained in this proxy statement/prospectus in their entirety. The opinion of Sandler O’Neill does not reflect any developments that may have occurred or may occur after the date of its opinion and prior to the completion of the merger. Integrity does not expect that it will request an updated opinion from Sandler O’Neill.

Integrity agreed to pay Sandler O’Neill a fee of $150,000 in connection with the delivery of its fairness opinion, which will be credited in full against an additional transaction fee that becomes due and payable upon the closing of the merger.

The Integrity Board of Directors Recommends That Integrity Shareholders Vote “FOR” Adoption of the Agreement and Plan of Merger (page 37)

The Integrity board of directors believes that the merger is in the best interests of Integrity and has unanimously approved the merger and the merger agreement. The Integrity board of directors recommends that Integrity shareholders vote “FOR” adoption of the agreement and plan of merger. The Integrity board also recommends that Integrity shareholders vote “FOR” the proposal to adjourn the special meeting, if necessary, to solicit additional proxies.

Integrity’s Directors and Executive Officers Have Financial Interests in the Merger That May Differ from Your Interests (page 51)

In considering the information contained in this proxy statement/prospectus, you should be aware that Integrity’s executive officers and directors have financial interests in the merger that may be different from, or in addition to, the interests of Integrity shareholders. These additional interests of Integrity’s executive officers and directors may create potential conflicts of interest and cause some of these persons to view the proposed transaction differently than you may view it as a shareholder.

Integrity’s board of directors was aware of these interests and took them into account in its decision to approve the agreement and plan of merger. For information concerning these interests, please see the discussion under the caption “The Merger—Integrity’s Directors and Executive Officers Have Financial Interests in the Merger” on page 51.

Holders of Integrity Common Stock Have Dissenters’ Rights (page 48)

If you are an Integrity shareholder, you have the right under Pennsylvania law to dissent from the merger agreement and the merger, and to demand and receive cash for the fair value of your shares of Integrity common stock. For a complete description of the dissenters’ rights of Integrity shareholders, please see the discussion under the caption “Integrity Shareholders Have Dissenters’ Rights in the Merger” and Annex C to this proxy statement/prospectus. In order to assert dissenters’ rights, you must:

•	file a written notice of intent to dissent with Integrity prior to the shareholder vote at the special meeting of shareholders;

•	make no change in your beneficial ownership of Integrity common stock after you give notice of your intention to demand fair value of your shares of Integrity common stock;

•	not vote to adopt the merger agreement at the special meeting;

•

file a written demand for payment and deposit any certificates representing the Integrity shares for which dissenters’ rights are being asserted as requested by the notice that will be sent by Integrity or S&T after the completion of the merger; and

•	comply with certain other statutory procedures set forth in Pennsylvania law.

If you are an Integrity shareholder and you sign and return your proxy without voting instructions, Integrity will vote your proxy in favor of the transaction and you will lose any dissenters’ rights that you may have. A copy of the relevant provisions of Pennsylvania law related to dissenters’ rights are attached to this proxy statement/prospectus as Annex C.

Conditions That Must Be Satisfied or Waived for the Merger to Occur (page 68)

Currently, S&T and Integrity expect to complete the merger in the first quarter of 2015. As more fully described in this proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include, among others, approval by the requisite vote of the Integrity shareholders; the receipt of all required regulatory approvals from the Federal Reserve Board, or the Federal Reserve, and the Pennsylvania Department of Banking and Securities, all without a condition or a restriction that S&T reasonably determines would have a material adverse effect on S&T or would be unduly burdensome; the right to demand appraisal rights under the Pennsylvania Business Corporation Law having expired or been unavailable with respect to at least 90% of the outstanding Integrity common shares; and the receipt of a legal opinion from S&T’s counsel regarding the tax treatment of the merger.

S&T and Integrity cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

No Solicitation of Other Offers

In addition to terminating any ongoing discussions with third parties regarding an alternative acquisition proposal, Integrity has agreed that it, its subsidiaries, its directors and officers and those of its subsidiaries will not, and Integrity will use reasonable best efforts to cause its and each of its subsidiaries’ employees and agents not to, between the date of the merger agreement and the closing of the merger:

•	initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any alternative acquisition proposal; or

•

except to the extent that the Integrity board of directors determines, in good faith, after consultation with its outside financial and legal advisors, that such action is required in order for the Integrity board of directors to comply with its fiduciary duties, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an alternative acquisition proposal, or otherwise facilitate any effort or attempt to implement or make an alternative acquisition proposal.

For further discussion of the restrictions on solicitation of acquisition proposals from third parties, see “The Merger Agreement—Agreement Not to Solicit Other Offers” beginning on page 66.

The Rights of Integrity Shareholders Who Receive the Stock Consideration Will Be Governed by Pennsylvania Law and the S&T Articles of Incorporation and By-laws after the Merger (page 202)

The rights of Integrity shareholders will change as a result of the merger due to differences in S&T’s and Integrity’s governing documents. A description of shareholder rights under each of the S&T and Integrity governing documents, and the material differences between them, is included in the section entitled “Comparison of Shareholders’ Rights” found on page 202.

Board of Directors and Executive Officers of S&T After the Merger (page 48)

Following the merger, the current members of the board of directors of S&T will continue to serve and James T. Gibson, currently Chairman, President and Chief Executive Officer of Integrity, and one additional member of the Integrity board of directors, will be appointed to the board of directors of S&T. William K. Poole and Thomas John Sposito, II, current Executive Vice Presidents of Integrity Bank, will be appointed to the executive management team of S&T Bank as Executive Vice President and Senior Executive Vice President, respectively.

Termination of the Merger Agreement (page 69)

S&T and Integrity may mutually agree to terminate the merger agreement before completing the merger, even after shareholder approval. In addition, either of S&T and Integrity may decide to terminate the merger agreement, even after shareholder approval, if a governmental entity issues a final order that is not appealable prohibiting the merger, if a bank regulator which must grant a regulatory approval as a condition to the merger denies such approval of the merger and such denial has become final and is not appealable, or if the other party breaches the merger agreement in a way that would entitle the party seeking to terminate the agreement not to consummate the merger, subject to the right of the breaching party to cure the breach within 30 days following written notice. Either of S&T and Integrity may terminate the merger agreement if the merger has not been completed by May 31, 2015, unless the reason the merger has not been completed by that date is a breach of the merger agreement by the company seeking to terminate the merger agreement.

S&T may terminate the merger agreement if the Integrity board of directors (1) fails to recommend that Integrity shareholders adopt the agreement and plan of merger, (2) withdraws or modifies its recommendation (or proposes to do so) in a manner adverse to S&T, or (3) recommends a competing merger proposal in a manner adverse to S&T. S&T may also terminate the merger agreement if Integrity breaches its covenant to (1) convene the Integrity special meeting, or (2) to use its reasonable best efforts to cause its representatives not to initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any competing merger proposal.

Integrity may terminate the merger agreement if the Integrity board of directors determines, by majority vote, at any time during the five business day period beginning with the later of (i) the date on which the last required approval of a governmental authority is obtained with respect to the merger without regard to any requisite waiting period or (ii) February 24, 2015, the date of the Integrity special meeting, or the Determination Date, if both of the following conditions are satisfied: (1) if the average daily closing price of S&T common stock for the 15 consecutive trading days prior to the Determination Date declines by more than 20% from $25.45, which was the volume weighted average price of S&T common stock over the seven-day period ending October 28, 2014, the last trading day prior to execution of the merger agreement and (2) S&T’s common stock underperforms the Nasdaq Bank Index by more than 20% based on difference of the closing price of S&T’s common stock on the date prior to the execution of the merger agreement and the Determination Date; unless S&T exercises its option to increase the number of S&T common shares to be received by Integrity shareholders such that the implied value of the merger would be equivalent to the minimum implied value that would have had to exist for the above price-based termination right not to have been triggered.

Termination Fee (page 70)

Integrity will pay S&T a termination fee of $6,250,000 in the event that the merger agreement is terminated:

•

by S&T, (1) if the Integrity board of directors fails to recommend that Integrity shareholders adopt the agreement and plan of merger; withdraws or materially modifies, or proposes to withdraw or materially modify, in a manner adverse to S&T, its recommendation of the merger to Integrity shareholders; or recommends a competing merger proposal; or (2) if Integrity breaches its covenant to convene the Integrity special meeting, or its covenant to use its reasonable best efforts to cause its representatives not to initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any competing merger proposal;

•

by S&T or Integrity, if the common shareholders of Integrity fail to adopt the agreement and plan of merger at the special meeting, and prior to the special meeting, (1) the Integrity board of directors fails to recommend that Integrity shareholders adopt the agreement and plan of merger; withdraws or materially modifies, or proposes to withdraw or materially modify, in a manner adverse to S&T, its recommendation of the merger to Integrity shareholders; or recommends a competing merger proposal; or (2) Integrity breaches its covenant to convene the Integrity special meeting, or its covenant to use its reasonable best efforts to cause its representatives not to initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any competing merger proposal; or

•

(1) by S&T, if there is a breach by Integrity that would cause the failure of the closing conditions, unless the breach is capable of being, and is, cured within 30 days of notice of the breach and S&T is not itself in material breach, (2) by S&T or Integrity, if the merger has not been completed by May 31, 2015, unless the failure to complete the merger by that date arises out of or results from the knowing action or inaction of the party seeking to terminate, or (3) by S&T or Integrity, if the common shareholders of Integrity fail to adopt the agreement and plan of merger at the special meeting; provided, however, that before such termination, an alternative acquisition proposal with respect to Integrity was commenced, received by Integrity, publicly proposed or publicly disclosed and within 12 months after such termination, Integrity enters into a definitive written agreement relating to an alternative acquisition proposal or consummates a transaction contemplated by an alternative acquisition proposal.

Regulatory Approvals Required for the Merger (page 50)

In order for the merger to be completed, S&T and Integrity must first receive approval from the Federal Reserve and the Pennsylvania Department of Banking and Securities. S&T has filed the required applications and notices. The merger will not proceed in the absence of such regulatory approvals. Although S&T does not know of any reason why it would not obtain regulatory approvals in a timely manner, S&T cannot be certain when such approvals will be obtained or if they will be obtained.

Bank Merger (page 66)

S&T and Integrity have agreed to enter into a merger agreement pursuant to which Integrity Bank, a wholly-owned subsidiary of Integrity will merge with and into S&T Bank, a wholly-owned subsidiary of S&T, as soon as practicable after the execution of the parent merger agreement. The bank merger is intended to become effective as promptly as practicable following the closing of the merger of the parent companies. Until the bank merger is effective, Integrity Bank will continue to operate as a separate subsidiary bank of S&T. In the merger agreement, S&T has agreed to operate under the name “Integrity Bank” in the markets in which Integrity Bank currently operates for a period of three years following the merger. Therefore, after the bank merger, S&T Bank intends to operate under the name “Integrity Bank, A Division of S&T Bank” in such markets until the third anniversary of the closing of the parent merger.

Market Price and Dividend Information (page 207)

S&T common stock is quoted on the NASDAQ Global Select Market under the symbol “STBA.” Integrity common stock is quoted on the OTCQB under the symbol “ITBC.”

The following table shows the closing prices of S&T common stock as reported on NASDAQ Global Select Market, and of Integrity common stock as quoted on the Over-The-Counter Markets, on October 29, 2014, the last trading day before S&T and Integrity announced the merger, and on                     , 2015, the last practicable trading day prior to mailing this proxy statement/prospectus.

	S&T Common Stock		Integrity Common Stock
Prior to execution of the merger agreement	$26.99	(1)	$27.00	(2)
At , 2015

(1)	Closing price as of October 29, 2014.
(2)	Closing price as of October 27, 2014 (no shares of Integrity common stock were traded on October 28 or 29, 2014)

The market price of S&T common stock will fluctuate prior to the merger. You should obtain current stock price quotations for the shares.

Upon completion of the merger, if as contemplated 80% of the outstanding Integrity shares of common stock are converted into shares of S&T common stock, the Integrity shareholders will own approximately         % of the outstanding shares of S&T common stock.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF S&T BANCORP, INC.

Set forth below are highlights from S&T’s consolidated financial data as of and for the years ended December 31, 2009 through 2013 and as of and for the nine months ended September 30, 2014 and 2013. The results of operations for the nine months ended September 30, 2014 and 2013 are not necessarily indicative of the results of operations for the full year or any other interim period. S&T management prepared the unaudited information on the same basis as it prepared S&T’s audited consolidated financial statements. In the opinion of S&T management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates. You should read this information in conjunction with S&T’s consolidated financial statements, which are included herein. See Index to Financial Statements on page F-1.

	Nine Months Ended September 30,		Year Ended December 31,
(dollars in thousands, except per share data)	2014	2013	2013	2012	2011	2010	2009
Balance Sheet Data
Total assets	$4,906,744	$4,588,128	$4,533,190	$4,526,702	$4,119,994	$4,114,339	$4,170,475
Securities available-for-sale, at fair value	615,657	488,162	509,425	452,266	356,371	286,887	353,722
Loans held for sale	3,126	3,695	2,136	22,499	2,850	8,337	6,073
Portfolio loans, net of unearned income	3,801,189	3,511,335	3,566,199	3,346,622	3,129,759	3,355,590	3,398,334
Goodwill	175,820	175,820	175,820	175,733	165,273	165,273	165,167
Total deposits	3,901,101	3,694,203	3,672,308	3,638,428	3,335,859	3,317,524	3,304,541
Securities sold under repurchase agreements	23,084	33,290	33,847	62,582	30,370	40,653	44,935
Short-term borrowings	265,000	175,000	140,000	75,000	75,000	—	51,300
Long-term borrowings	20,042	22,390	21,810	34,101	31,874	29,365	85,894
Junior subordinated debt securities	45,619	45,619	45,619	90,619	90,619	90,619	90,619
Preferred stock, series A	—	—	—	—	—	106,137	105,370
Total shareholders’ equity	605,897	555,428	571,306	537,422	490,526	578,665	553,318

Income Statement Data
Interest income	$119,142	$114,977	$153,756	$156,251	$165,079	$180,419	$195,087
Interest expense	9,167	11,438	14,563	21,024	27,733	34,573	49,105
Provision for loan losses	608	6,749	8,311	22,815	15,609	29,511	72,354
Net Interest Income After Provision for Loan Losses	109,367	96,790	130,882	112,412	121,737	116,335	73,628
Noninterest income	35,118	40,215	51,527	51,912	44,057	47,210	38,580
Noninterest expense	87,519	87,945	117,392	122,863	103,908	105,633	108,126
Net Income Before Taxes	56,966	49,060	65,017	41,461	61,886	57,912	4,082
Provision (benefit) for income taxes	13,552	10,380	14,478	7,261	14,622	14,432	(3,869)
Net Income	43,414	38,680	50,539	34,200	47,264	43,480	7,951
Preferred stock dividends and discount amortization	—	—	—	—	7,611	6,201	5,913
Net Income Available to Common Shareholders	$43,414	$38,680	$50,539	$34,200	$39,653	$37,279	$2,038

Per Share Data
Earnings per common share—basic	1.46	1.30	$1.70	$1.18	$1.41	$1.34	$0.07
Earnings per common share—diluted	1.46	1.30	1.70	1.18	1.41	1.34	0.07
Dividends declared per common share	0.50	0.45	0.61	0.60	0.60	0.60	0.61
Dividend payout ratio	34.25%	34.62%	35.89%	50.75%	42.44%	44.75%	—
Common book value	20.33	18.68	19.21	18.08	17.44	16.91	16.14

Profitability Ratios
Common return on average assets	1.23%	1.15%	1.12%	0.79%	0.97%	0.90%	0.05%
Common return on average equity	9.83%	9.49%	9.21%	6.62%	6.78%	6.58%	0.37%

Capital Ratios
Common equity/assets	12.35%	12.11%	12.60%	11.87%	11.91%	11.48%	10.74%
Tier 1 leverage ratio	9.88%	9.61%	9.75%	9.31%	9.17%	11.07%	10.26%
Risk-based capital—Tier 1	12.35%	12.26%	12.37%	11.98%	11.63%	13.28%	12.10%
Risk-based capital—total	14.29%	14.27%	14.36%	15.39%	15.20%	16.68%	15.43%

Asset Quality Ratios
Nonaccrual loans/loans	0.35%	1.04%	0.63%	1.63%	1.79%	1.90%	2.67%
Nonperforming assets/loans plus OREO	0.36%	1.05%	0.64%	1.66%	1.92%	2.07%	2.80%
Allowance for loan losses/loans	1.24%	1.37%	1.30%	1.38%	1.56%	1.53%	1.75%
Allowance for loan losses/nonperforming loans	350%	132%	206%	85%	87%	80%	66%
Net loan charge-offs/average loans	(0.02%)	0.21%	0.25%	0.78%	0.56%	1.11%	1.60%

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF INTEGRITY BANCSHARES, INC.

The following table presents Integrity’s selected consolidated financial data. The balance sheet and income statement data for the years ended December 31, 2013 and 2012 are derived from Integrity’s audited financial statements for the periods then ended. The results of operations for the nine months ended September 30, 2014 and 2013 are not necessarily indicative of the results of operations for the full year or any other interim period. Integrity management prepared the unaudited information on the same basis as it prepared Integrity’s audited consolidated financial statements. In the opinion of Integrity management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates. You should read this information in conjunction with Integrity’s consolidated financial statements, which are included herein. See Index to Financial Statements on page F-1.

	As of or for the Nine Months Ended September 30,		As of or for the Years Ended December 31,
	2014	2013	2013	2012
	(unaudited)		(audited)
	(dollars in thousands, except per share data)
Income Statement Data
Interest income	$24,461	$21,832	$28,795	$27,652
Interest expense	3,987	4,142	5,466	6,316

Net interest income	20,474	17,690	23,329	21,336
Provision for loan losses	949	1,426	2,016	755

Net interest income after provision for loan losses	19,525	16,264	21,313	20,581
Other operating income	3,060	3,080	4,406	4,287
Other operating expense	10,861	10,819	14,021	17,369

Income before income taxes	11,724	8,525	11,698	7,499
Income tax expense	3,793	2,791	3,799	2,352

Net income	7,931	5,734	7,899	5,147
Preferred stock dividends	420	420	560	560

Net income to common	$7,511	$5,314	$7,339	$4,587

Per Share Data
Net earnings—basic	$2.89	$2.29	$3.10	$2.19
Net earnings—diluted	$2.58	$1.94	$2.66	$1.77
Book value per share	$20.51	$18.31	$19.13	$17.82
Weighted average common shares outstanding basic (000’s)	2,602	2,322	2,365	2,092
Weighted average common shares outstanding diluted (000’s)	2,916	2,745	2,764	2,596

Balance Sheet Data
Assets	$860,434	$728,561	$761,905	$674,133
Investment securities	12,238	14,962	14,308	17,536
Loans, net	756,458	635,817	665,120	535,612
Deposits	764,007	650,056	691,008	602,001
Other liabilities	28,466	24,906	15,119	25,167
Shareholders’ equity	67,961	53,599	55,778	46,965
Shares outstanding (000’s)	2,924	2,490	2,497	2,187

Performance Ratios
Return on average assets	1.26%	1.05%	1.07%	0.72%
Return on average shareholders’ equity	16.56%	14.41%	14.51%	10.96%
Net interest margin	3.62%	3.69%	3.56%	3.50%
Noninterest expense as a percentage of average assets	1.37%	1.61%	2.04%	2.74%
Efficiency ratio	46.15%	52.09%	50.55%	67.79%

Asset Quality
Allowance for loan losses to loans	1.24%	1.32%	1.33%	1.39%
Net charge-offs to average loans outstanding	0.08%	0.11%	0.10%	0.08%
Non-performing loans to total loans	0.54%	0.15%	0.20%	0.81%
Allowance for loan losses to non-performing assets	130.48%	196.71%	229.02%	76.09%

Liquidity and Capital Ratios
Average loans to average deposits	99.29%	97.03%	97.91%	93.33%
Average equity to average assets	7.63%	7.30%	7.36%	6.60%
Tier 1 leverage ratio	7.21%	6.51%	6.56%	5.91%
Tier 1 risk based capital ratio	7.93%	7.28%	7.19%	7.24%
Total risk based capital ratio	10.15%	10.64%	9.96%	10.99%

COMPARATIVE PER SHARE DATA

The following table sets forth certain historical and pro forma combined per share data for each of S&T and Integrity. The pro forma data gives effect to the merger and is derived from the S&T unaudited pro forma combined per share data included in this proxy statement/prospectus.

This data should be read together with the selected historical financial data of S&T and Integrity included in this proxy statement/prospectus. The per share data is not necessarily indicative of the operating results that S&T would have achieved had it completed the merger as of the beginning of the periods presented and should not be considered as representative of future operations. The pro forma combined information set forth below was determined based upon the issuance of an aggregate of 4,825,655 shares by S&T. This number of shares represents the assumed conversion of 80% of the outstanding shares of Integrity common stock, as of September 30, 2014, to shares of S&T common stock.

	For the Nine Months Ended September 30, 2014	For the Year Ended December 31, 2013
Per Share Data—available to common shareholders
Basic net income per share
S&T historical	$1.46	$1.70
Integrity historical	2.89	3.10
Pro forma combined	1.45	1.70

Diluted net income per share
S&T historical	$1.46	$1.70
Integrity historical	2.58	2.66
Pro forma combined	1.45	1.69

Cash dividends declared per share (1)
S&T historical	$0.50	$0.61
Integrity historical	0.00	0.00
Pro forma combined	0.50	0.61

Book value per share
S&T historical	$20.33	$19.21
Integrity historical	20.51	19.13
Pro forma combined	20.96	20.00

(1)	S&T has historically paid quarterly dividends, and S&T expects to continue to declare dividends in accordance with historical practice.

RISK FACTORS

In addition to general investment risks and the other information contained in this proxy statement/prospectus, including the matters under the caption “Cautionary Statement Regarding Forward-Looking Statements,” Integrity shareholders should carefully consider the following factors in deciding whether to vote for adoption of the agreement and plan of merger.

Risks Related to the Merger

Because the market price of S&T common stock will fluctuate, Integrity shareholders cannot be sure of the value of the stock portion of the merger consideration they may receive.

Upon completion of the merger, each share of Integrity common stock will be converted into the right to receive merger consideration consisting of either 2.0627 shares of S&T common stock or $52.50 in cash pursuant to the terms of the merger agreement. The value of the stock portion of the merger consideration to be received by Integrity shareholders as of the closing date will depend on the price of S&T common stock at that time. This price may vary from the price of S&T common stock on the date S&T and Integrity announced the merger, on the date this proxy statement/prospectus was mailed to Integrity shareholders and on the date of the special meeting of the Integrity shareholders. Any change in the market price of S&T common stock prior to the closing date will affect the value of the stock portion of the merger consideration that Integrity shareholders will receive upon completion of the merger. Depending on the market price of S&T common stock as of the closing date, the value of 2.0627 shares of S&T common stock may be less than, greater than or equal to the cash consideration of $52.50 per share of Integrity common stock.

Integrity is not permitted to resolicit the vote of Integrity shareholders solely because of changes in the market price of either company’s stock. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in S&T’s and Integrity’s respective businesses, operations and prospects and regulatory considerations. Many of these factors are beyond S&T’s and Integrity’s control. You should obtain current market quotations for shares of S&T common stock.

The market price of S&T common stock after the merger may be affected by factors different from those currently affecting the shares of S&T.

The businesses of S&T and Integrity differ and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock may be affected by factors different from those currently affecting the independent results of operations of S&T. For a discussion of the business of S&T, see the section entitled “Information About S&T Bancorp., Inc.—Business” beginning on page 78 of this proxy statement/prospectus.

Integrity shareholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

Integrity’s shareholders currently have the right to vote in the election of the board of directors of Integrity and on other matters affecting Integrity. When the merger occurs, each Integrity shareholder that receives shares of S&T common stock will become a shareholder of S&T with a percentage ownership of the combined organization that is much smaller than the shareholder’s percentage ownership of Integrity. Upon completion of the merger, if as contemplated 80% of the outstanding Integrity shares of common stock are converted into shares of S&T common stock, the Integrity shareholders will own approximately     % of the outstanding shares of S&T common stock.

Because of this, Integrity’s shareholders will have less influence on the management and policies of S&T than they now have on the management and policies of Integrity.

The merger agreement limits Integrity’s ability to pursue alternatives to the merger.

The merger agreement contains “no shop” provisions that, subject to specified exceptions, limit Integrity’s ability to discuss, facilitate or commit to competing third-party proposals to acquire all or a significant part of Integrity. In addition, a termination fee is payable by Integrity under certain circumstances, generally involving the board of directors of Integrity failing to recommend that the Integrity shareholders vote to adopt the merger agreement or modifying or withdrawing such recommendation, Integrity failing to call the special meeting, breach of the “no shop” provisions and/or consummation of an alternative transaction in certain circumstances following termination of the merger agreement. These provisions might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of Integrity from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share value than that proposed in the merger, or might result in a potential competing acquiror proposing to pay a lower per share price to acquire Integrity than it might otherwise have proposed to pay.

Integrity shareholders may receive aggregate consideration in a form different from what they elect.

While each Integrity shareholder may elect to receive all cash, all S&T common stock or a mix of cash and stock in the merger, the amount of cash and S&T common stock available for all Integrity shareholders will be subject to the allocation and proration provisions of the merger agreement, and at least 80% of the Integrity shares will be exchanged for shares of S&T common stock. As a result, you might receive a portion of your consideration in the form you did not elect.

If you are an Integrity shareholder and you tender shares of Integrity common stock to make an election, you will not be able to sell those shares, unless you revoke your election prior to the Election Deadline.

If you are a registered Integrity shareholder and want to make a valid cash or stock election, you will have to deliver your stock certificates, and a properly completed and signed form of election to the exchange agent. For further details on the determination of the Election Deadline, see “The Merger Agreement—Conversion of Shares; Exchange of Certificates; Elections as to Form of Consideration—Form of Election.” The Election Deadline will be five business days in advance of the closing of the merger. You will not be able to sell any shares of Integrity common stock that you have delivered as part of your election unless you revoke your election before the deadline by providing written notice to the exchange agent. If you do not revoke your election, you will not be able to liquidate your investment in Integrity common stock for any reason until you receive cash and/or S&T common stock in the merger or the merger agreement is terminated and the certificates are returned to you. In the time between the Election Deadline and the closing of the merger, the trading price of S&T common stock may decrease, and you might otherwise want to sell your shares of Integrity common stock to gain access to cash, make other investments, or reduce the potential for a decrease in the value of your investment.

The merger is subject to the receipt of consents and approvals from governmental and regulatory entities that may impose conditions that could have an adverse effect on S&T.

Before the merger may be completed, various waivers, approvals or consents must be obtained from the Federal Reserve and the Pennsylvania Department of Banking and Securities. These governmental entities may impose conditions on the completion of the merger or require changes to the terms of the merger. Such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on, or limiting the revenues of, S&T following the merger, any of which might have an adverse effect on S&T following the merger. S&T is not obligated to complete the merger if the regulatory approvals received in connection with the completion of the merger include any condition or restrictions that S&T reasonably determines would have a material adverse effect on S&T or would be unduly burdensome, but S&T could choose to waive this condition.

Integrity executive officers and directors have financial interests in the merger that may be different from, or in addition to, the interests of Integrity shareholders.

Integrity’s officers and directors have financial interests in the merger that may be different from, or in addition to, the interests of Integrity shareholders. For example, certain executive officers and employees of Integrity may receive severance payments upon the change of control of Integrity or payments with respect to the cancellation of outstanding equity awards. In addition, certain executive officers of Integrity have entered into employment agreements with Integrity Bank providing for their continued employment after the merger is completed.

Integrity’s board of directors was aware of these interests and took them into account in its decision to approve and adopt the agreement and plan of merger. For information concerning these interests, please see the discussion under the caption “The Merger—Integrity’s Directors and Executive Officers Have Financial Interests in the Merger.”

The shares of S&T common stock to be received by Integrity shareholders receiving the stock consideration as a result of the merger will have different rights from the shares of Integrity common stock.

Upon completion of the merger, Integrity shareholders who receive the stock consideration will become S&T shareholders. Their rights as shareholders will be governed by Pennsylvania corporate law and the articles of incorporation and by-laws of S&T. The rights associated with Integrity common stock are different from the rights associated with S&T common stock. See the section of this proxy statement/prospectus titled “Comparison of Shareholders’ Rights” beginning on page 202 for a discussion of the different rights associated with S&T common stock.

If the merger is not consummated by May 31, 2015, either S&T or Integrity may choose not to proceed with the merger.

Either S&T or Integrity may terminate the merger agreement if the merger has not been completed by May 31, 2015, unless the failure of the merger to be completed by such date has resulted from the failure of the party seeking to terminate the merger agreement to perform its obligations.

The fairness opinion obtained by Integrity from its financial advisor will not reflect changes in circumstances subsequent to the date of the merger agreement.

Integrity has obtained a fairness opinion dated as of October 29, 2014, from its financial advisor, Sandler + O’Neill. Integrity has not obtained and will not obtain an updated opinion as of the date of this proxy statement/prospectus from Sandler + O’Neill. Changes in the operations and prospects of S&T or Integrity, general market and economic conditions and other factors that may be beyond the control of S&T and Integrity, and on which the fairness opinion was based, may alter the value of S&T or Integrity or the price of shares of S&T common stock or Integrity common stock by the time the merger is completed. The opinion does not speak to the time the merger will be completed or to any other date other than the date of such opinion. As a result, the opinion will not address the fairness of the merger consideration, from a financial point of view, at the time the merger is completed. For a description of the opinion that Integrity received from Sandler + O’Neill, please see “The Merger—Opinion of Integrity’s Financial Advisor” beginning on page 37 of this proxy statement/prospectus.

S&T and Integrity may fail to realize all of the anticipated benefits of the merger.

The success of the merger will depend, in part, on S&T’s and Integrity’s ability to realize the anticipated benefits and cost savings from combining the businesses of S&T and Integrity. However, to realize these anticipated benefits and cost savings, S&T and Integrity must successfully combine the businesses of S&T and Integrity. If S&T and Integrity are not able to achieve these objectives, the anticipated benefits and cost savings of the merger may not be realized fully or at all, or may take longer to realize than expected.

S&T and Integrity have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect S&T’s and Integrity’s ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the merger. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on S&T and/or Integrity during the transition period.

If the merger is not completed, S&T and Integrity will have incurred substantial expenses without realizing the expected benefits of the merger.

S&T and Integrity have incurred substantial expenses in connection with the merger described in this proxy statement/prospectus. The completion of the merger depends on the satisfaction of specified conditions and the receipt of regulatory approvals. If the merger is not completed, these expenses would have to be recognized currently and S&T and Integrity would not have realized the expected benefits of the merger.

Integrity will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Integrity and consequently on S&T. These uncertainties may impair Integrity’s ability to attract, retain and motivate key personnel until the merger is consummated, and could cause customers and others that deal with Integrity to seek to change existing business relationships with Integrity. Retention of certain employees may be challenging during the pendency of the merger, as certain employees may experience uncertainty about their future roles with S&T. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with S&T, S&T’s business following the merger could be harmed. In addition, the merger agreement restricts Integrity from making certain acquisitions and taking other specified actions until the merger occurs without the consent of S&T. These restrictions may prevent Integrity from pursuing attractive business opportunities that may arise prior to the completion of the merger. Please see the section entitled “The Merger Agreement—Covenants and Agreements” beginning on page 64 of this proxy statement/prospectus for a description of the restrictive covenants to which Integrity is subject under the merger agreement.

Risks Related to Owning S&T Stock

The market price of S&T common stock may fluctuate significantly in response to a number of factors.

S&T quarterly and annual operating results have varied significantly in the past and could vary significantly in the future, which makes it difficult for S&T to predict its future operating results. S&T’s operating results may fluctuate due to a variety of factors, many of which are outside of S&T’s control, including the changing U.S. economic environment and changes in the commercial and residential real estate market, any of which may cause its stock price to fluctuate. If S&T’s operating results fall below the expectations of investors or securities analysts, the price of its common stock could decline substantially. S&T’s stock price can fluctuate significantly in response to a variety of factors including, among other things:

•	volatility of stock market prices and volumes in general;

•	changes in market valuations of similar companies;

•	changes in conditions in credit markets;

•	changes in accounting policies or procedures as required by the Financial Accounting Standards Board, or FASB, or other regulatory agencies;

•

legislative and regulatory actions (including the impact of the Dodd-Frank Act and related regulations) subjecting S&T to additional regulatory oversight which may result in increased compliance costs and/or require S&T to change its business models;

•

government intervention in the U.S. financial system and the effects of and changes in trade and monetary and fiscal policies and laws, including the interest rate policies of the Federal Reserve Board;

•	additions or departures of key members of management;

•	fluctuations in its quarterly or annual operating results; and

•	changes in analysts’ estimates of its financial performance.

S&T’s outstanding warrant may be dilutive to holders of its common stock.

The ownership interest of the existing holders of S&T’s common stock may be diluted to the extent its outstanding warrant is exercised. The warrant will remain outstanding until 2019. The shares of common stock underlying the warrant represent approximately 1.71 percent of the shares of S&T’s common stock outstanding as of January 31, 2014 (including the shares issuable upon exercise of the warrant in total shares outstanding). The warrant holder has the right to vote any of the shares of common stock it receives upon exercise of the warrant.

S&T’s ability to pay dividends on its common stock may be limited.

Holders of S&T’s common stock will be entitled to receive only such dividends as the S&T board of directors may declare out of funds legally available for such payments. Although S&T has historically declared cash dividends on its common stock, S&T is not required to do so and its board of directors could reduce, suspend or eliminate its dividend at any time. Any decrease or elimination to the dividends on S&T’s common stock could adversely affect the market price of its common stock.

Risks Related to Credit

S&T’s ability to assess the credit-worthiness of its customers may diminish, which may adversely affect its results of operations.

S&T takes credit risk by virtue of making loans and extending loan commitments and letters of credit. S&T’s exposure to credit risk is managed through the use of consistent underwriting standards that emphasize “in-market” lending while avoiding highly leveraged transactions as well as excessive industry and other concentrations. S&T’s credit administration function employs risk management techniques to ensure that loans adhere to corporate policy and problem loans are promptly identified. There can be no assurance that such measures will be effective in avoiding undue credit risk. If the models and approaches S&T uses to select, manage and underwrite its consumer and commercial loan products become less predictive of future charge-offs (due, for example, to rapid changes in the economy, including the unemployment rate), its credit losses may increase.

The value of the collateral used to secure S&T’s loans may not be sufficient to compensate for the amount of an unpaid loan and S&T may be unsuccessful in recovering the remaining balance from its customers.

Decreases in real estate values, particularly with respect to S&T’s commercial lending and mortgage activities, could adversely affect the value of property used as collateral for S&T’s loans and its customers’ ability to repay these loans, which in turn could impact S&T’s profitability. Repayment of S&T’s commercial loans is often dependent on the cash flow of the borrower, which may become unpredictable. If the value of the assets, such as real estate, serving as collateral for the loan portfolio were to decline materially, a significant part of the loan portfolio could become under-collateralized. If the loans that are secured by real estate become troubled when real estate market conditions are declining or have declined, in the event of foreclosure, S&T may not be able to realize the amount of collateral that was anticipated at the time of originating the loan. This could result in higher charge-offs which could have a material adverse effect on S&T’s operating results and financial condition.

Changes in the overall credit quality of S&T’s portfolio can have a significant impact on its earnings.

Like other lenders, S&T faces the risk that its customers will not repay their loans. S&T reserves for losses in its loan portfolio based on its assessment of inherent credit losses. This process, which is critical to S&T’s financial results and condition, requires complex judgment including its assessment of economic conditions, which are difficult to predict. Through a periodic review of the loan portfolio, management determines the amount of the allowance for loan loss, or ALL, by considering historical losses combined with qualitative factors including general and regional economic conditions, asset quality trends, loan policy and underwriting and changes in loan concentrations and collateral values. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, which may be beyond S&T’s control. S&T may underestimate its inherent losses and fail to hold an ALL sufficient to account for these losses. Incorrect assumptions could lead to material underestimates of inherent losses and an inadequate ALL. As S&T’s assessment of inherent losses changes, it may need to increase or decrease its ALL, which could impact its financial results and profitability.

S&T’s loan portfolio is concentrated in Western Pennsylvania, and its lack of geographic diversification increases S&T’s risk profile.

The regional economic conditions in Western Pennsylvania affect the demand for S&T’s products and services as well as the ability of its customers to repay their loans and the value of the collateral securing these loans. S&T is less able than a larger institution to spread the risks of unfavorable local economic conditions across a large number of diversified economies. A significant decline in the regional economy caused by inflation, recession, unemployment or other factors could negatively affect S&T’s customers, the quality of its loan portfolio and the demand for its products and services. Any sustained period of increased payment delinquencies, foreclosures or losses caused by adverse market or economic conditions in S&T’s market area could adversely affect the value of its assets, revenues, results of operations and financial condition. Moreover, S&T cannot give any assurance that it will benefit from any market growth or favorable economic conditions in its primary market area.

S&T’s loan portfolio has a significant concentration of commercial real estate loans.

The majority of S&T’s loans are to commercial borrowers. The commercial real estate, or CRE, segment of S&T’s loan portfolio is typically more impacted by economic fluctuations. CRE lending typically involves higher loan principal amounts, and the repayment of these loans is generally dependent, in large part, on sufficient income from the properties securing the loans to cover operating expenses and debt service. Because payments on loans secured by CRE often depend upon the successful operation and management of the properties, repayment of these loans may be affected by factors outside the borrower’s control, including adverse conditions in the real estate market or the economy. Additionally, S&T has a number of significant credit exposures to commercial borrowers, and while the majority of these borrowers have numerous projects that make up the total aggregate exposure, if one or more of these borrowers default or have financial difficulties, S&T could experience higher credit losses, which could adversely impact its financial condition and results of operations.

Risks Related to S&T’s Operations

An interruption or security breach of S&T’s information systems may result in financial losses or in a loss of customers.

S&T depends upon data processing, communication and information exchange on a variety of computing platforms and networks, including the internet. S&T has experienced cyber security incidents in the past, which it did not deem material, and may experience them in the future. S&T believes that it has implemented appropriate measures to mitigate potential risks to its technology and its operations from these information technology disruptions. However, S&T cannot be certain that all of its systems are entirely free from vulnerability to attack, despite safeguards it has instituted. The occurrence of any failures, interruptions or security breaches of its information systems could disrupt its continuity of operations or result in the disclosure of sensitive, personal customer information which could have a material adverse impact on S&T’s business, financial condition and results of operations through damage to its reputation, loss of customer business, remedial costs, additional regulatory scrutiny or exposure to civil litigation and possible financial liability. Losses arising from such a breach could materially exceed the amount of insurance coverage S&T has, which could adversely affect its results of operation.

S&T relies on third-party providers and other suppliers for a number of services that are important to S&T’s business. An interruption or cessation of an important service by any third party could have a material adverse effect on S&T’s business.

S&T is dependent for the majority of its technology, including its core operating system, on third party providers. If these companies were to discontinue providing services to S&T, S&T may experience significant disruption to its business. If any of S&T’s third party service providers experience financial, operational or technological difficulties, or if there is any other disruption in its relationships with them, S&T may be required to locate alternative sources of such services. Certain of S&T’s products, its commercial banking products, for example, may be used as a method of payment at third-party retailers. S&T is dependent on these third-party retailers securing their information systems, over which S&T has no control, and a breach of their information systems could result in the disclosure of sensitive, personal customer information, which could have a material adverse impact on its business through damage to S&T’s reputation, loss of customer business, remedial costs, additional regulatory scrutiny or exposure to civil litigation and possible financial liability. Assurance cannot be provided that S&T could negotiate terms with alternative service sources that are as favorable or could obtain services with similar functionality as found in existing systems without the need to expend substantial resources, if at all, thereby resulting in a material adverse impact on its business and results of operations.

Risks Related to Interest Rates and Investments

S&T’s net interest income could be negatively affected by interest rate changes which may adversely affect its financial condition.

S&T’s results of operations are largely dependent on net interest income, which is the difference between the interest and fees earned on interest-earning assets and the interest paid on interest-bearing liabilities. There may be mismatches between the maturity and repricing of S&T’s assets and liabilities that could cause the net interest rate spread to compress, depending on the level and type of changes in the interest rate environment. Interest rates could remain at historical low levels causing rate spread compression over an extended period of time. Interest rates are highly sensitive to many factors that are beyond S&T’s control, including general economic conditions and the policies of various governmental agencies. In addition, some of S&T’s customers often have the ability to prepay loans or redeem deposits with either no penalties, or penalties that are insufficient to compensate S&T for the lost income. A significant reduction in S&T’s net interest income will adversely affect its business and results of operations. If S&T is unable to manage interest rate risk effectively, its business, financial condition and results of operations could be materially harmed.

Declines in the value of investment securities held by S&T could require write-downs, which would reduce its earnings.

In order to diversify earnings and enhance liquidity, S&T owns both debt and equity instruments of government agencies, municipalities and other companies. S&T may be required to record impairment charges on its investment securities if they suffer a decline in value that is considered other-than-temporary. Additionally, the value of these investments may fluctuate depending on the interest rate environment, general economic conditions and circumstances specific to the issuer. Volatile market conditions may detrimentally affect the value of these securities, such as through reduced valuations due to the perception of heightened credit or liquidity risks. Changes in the value of these instruments may result in a reduction to earnings and/or capital, which may adversely affect S&T’s results of operations.

Risks Related to Regulatory Compliance and Legal Matters

S&T’s deposit insurance premiums may increase in the future, which could have a material adverse impact on its future earnings and financial condition.

The FDIC insures deposits at FDIC-insured financial institutions, including S&T Bank. The FDIC charges insured financial institutions premiums to maintain the Deposit Insurance Fund, or DIF, at a specific level. Integrity Bank’s FDIC insurance premiums recently decreased after substantial increases beginning in 2009, but S&T may pay significantly higher premiums in the future. Recent economic conditions increased bank failures, which decreased the DIF. The Dodd-Frank Act increased the minimum target DIF ratio from 1.15 percent of estimated insured deposits to 1.35 percent of estimated insured deposits. The FDIC must seek to achieve the 1.35 percent ratio by September 30, 2020. Insured institutions with assets of $10 billion or more are supposed to fund the increase.

The FDIC has issued regulations to implement these provisions of the Dodd-Frank Act. It has, in addition, established a higher reserve ratio of 2 percent as a long-term goal beyond what is required by statute. There is no implementation deadline for the 2 percent ratio. The FDIC may increase the assessment rates or impose additional special assessments in the future to keep the DIF at or above the statutory minimum target. Any increase in S&T’s FDIC premiums could have an adverse effect on Integrity Bank’s profits and financial condition. Refer to Supervision and Regulation within page 79 of this proxy statement/prospectus for additional information.

Future governmental regulation and legislation could limit S&T’s growth.

S&T is subject to extensive state and federal regulation, supervision and legislation that govern nearly every aspect of our operations. The regulations are primarily intended to protect depositors, customers and the banking system as a whole, not shareholders. Failure to comply with applicable regulations could lead to penalties and damage to our reputation. Furthermore, as shown through the Dodd-Frank Act, the regulatory environment is constantly undergoing changes. New laws, new regulations, and the interpretation of such laws or regulations or other actions by existing or new regulatory agencies could make regulatory compliance more difficult or expensive, and thus could either affect our ability to deliver or expand services or diminish the value of our business. The recent increase in government intervention in the U.S. financial system could also adversely affect us. Refer to Supervision and Regulation within Part I, Item 1 of this proxy statement/prospectus for additional information.

Negative public opinion could damage S&T’s reputation and adversely impact its earnings and liquidity.

Reputational risk, or the risk to S&T’s business, earnings, liquidity and capital from negative public opinion, could result from its actual or alleged conduct in a variety of areas, including legal and regulatory compliance, lending practices, corporate governance, litigation, ethical issues or inadequate protection of customer information. S&T is dependent on third-party providers for a number of services that are important to its business. Refer to the risk factor titled, “S&T relies on third-party providers and other suppliers for a number of services that are important to S&T’s business. An interruption or cessation of an important service by any third party could have a material adverse effect on S&T’s business” for additional information. A failure by any of these third-party service providers could cause a disruption in S&T’s operations, which could result in negative public opinion about S&T or damage to its reputation. S&T expends significant resources to comply with regulatory requirements, and the failure to comply with such regulations could result in reputational harm or significant legal or remedial costs. Damage to S&T’s reputation could adversely affect its ability to retain and attract new customers and adversely impact its earnings and liquidity.

S&T may be a defendant from time to time in a variety of litigation and other actions, which could have a material adverse effect on its financial condition and results of operations.

From time to time, customers and others make claims and take legal action pertaining to the performance of our responsibilities. Whether customer claims and legal action related to the performance of our responsibilities are founded or unfounded, if such claims and legal actions are not resolved in a manner favorable to us, they may result in significant expenses, demands on management attention and financial liability. Any financial liability or reputational damage could have a material adverse effect on our business, which, in turn, could have a material adverse effect on S&T’s financial condition and results of operations.

Risks Related to S&T’s Business Strategy

S&T’s strategy includes growth plans through organic growth, market expansion and acquisitions. S&T’s financial condition and results of operations could be negatively affected if it fails to grow or fail to manage its growth effectively.

S&T intends to continue pursuing a growth strategy, which may include organic growth within our current footprint or through market expansion, or acquisitions. S&T cannot give assurance that it will be able to expand its existing market presence, or successfully enter new markets or that any such expansion will not adversely affect its results of operations. Failure to manage S&T’s growth effectively could have a material adverse effect on its business, future prospects, financial condition or results of operations and could adversely affect its ability to successfully implement its business strategy.

S&T’s failure to find suitable acquisition candidates, or successfully bid against other competitors for acquisitions, could adversely affect its ability to fully implement its business strategy. If S&T is successful in acquiring other entities, the process of integrating such entities will divert significant management time and resources. S&T may not be able to integrate efficiently or operate profitably any entity S&T may acquire. S&T may experience disruption and incur unexpected expenses in integrating acquisitions. These failures could adversely impact S&T’s future prospects and results of operation.

S&T is subject to competition from both banks and non-banking companies.

The financial services industry is highly competitive, and S&T encounters strong competition for deposits, loans and other financial services in its market area. S&T’s principal competitors include commercial banks of all types, finance companies, credit unions, mortgage brokers, insurance agencies, trust companies and various sellers of investments and investment advice. Many of S&T’s non-bank competitors are not subject to the same degree of regulation that S&T is and have advantages over S&T in providing certain services. Additionally, many of S&T’s competitors are significantly larger than it is and have greater access to capital and other resources. Failure to compete effectively for deposit, loan and other financial service customers in S&T’s markets could cause it to lose market share, slow its growth rate and have an adverse effect on its financial condition and results of operations.

S&T may be required to raise capital in the future, but that capital may not be available or may not be on acceptable terms when it is needed.

S&T is required by federal regulatory authorities to maintain adequate capital levels to support operations. S&T’s ability to raise additional capital is dependent on capital market conditions at that time and on its financial performance and outlook. New regulations to implement Basel III and the Dodd-Frank Act require S&T to have more capital. While S&T believes that it currently has sufficient capital, if it cannot raise additional capital when needed, S&T may not be able to meet these requirements, and its ability to further expand its operations through organic growth within our current footprint or through market expansion and acquisitions may be adversely affected.

Risks Related to Liquidity

S&T relies on a stable core deposit base as its primary source of liquidity.

S&T is dependent for its funding on a stable base of core deposits. S&T’s ability to maintain a stable core deposit base is a function of its financial performance, its reputation and the security provided by FDIC insurance, which combined, gives customers confidence in S&T. If any of these items are damaged or come into question, the stability of S&T’s core deposits could be harmed.

S&T’s ability to meet contingency funding needs, in the event of a crisis that causes a disruption to its core deposit base, is dependent on access to wholesale markets, including funds provided by the FHLB of Pittsburgh.

S&T owns stock in the Federal Home Loan Bank, or FHLB, in order to qualify for membership in the FHLB system, which enables it to borrow on its line of credit with the FHLB that is secured by a blanket lien on a significant portion of S&T’s loan portfolio. Changes or disruptions to the FHLB or the FHLB system in general may materially impact S&T’s ability to meet short and long-term liquidity needs or meet growth plans. Additionally, S&T cannot be assured that the FHLB will be able to provide funding to it when needed, nor can S&T be certain that the FHLB will provide funds specifically to it, should its financial condition and/or its regulators prevent access to S&T’s line of credit. The inability to access this source of funds could have a materially adverse effect on S&T’s ability to meet its customer’s needs. S&T’s financial flexibility could be severely constrained if it was unable to maintain its access to funding or if adequate financing is not available at acceptable interest rates.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains statements that S&T believes are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements generally relate to S&T’s financial condition, results of operations, plans, objectives, future performance or business. They usually can be identified by the use of forward-looking language such as “will likely result,” “may,” “are expected to,” “is anticipated,” “estimate,” “forecast,” “projected,” “intends to” or other similar words. You should not place undue reliance on these statements, as they are subject to risks and uncertainties, including but not limited to, those identified under Risk Factors beginning on page 17 of this proxy statement/prospectus or other important factors disclosed in this proxy statement/prospectus and from time to time in S&T’s other filings with the Securities and Exchange Commission, or SEC. When considering these forward-looking statements, you should keep in mind these risks and uncertainties, as well as any cautionary statements S&T may make. Moreover, you should treat these statements as speaking only as of the date they are made and based only on information actually known to S&T at that time. S&T undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

These forward-looking statements are based on current expectations, estimates and projections about S&T’s business and beliefs and assumptions made by management. These Future Factors, as defined below, are not guarantees of S&T’s future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements.

Future Factors include:

•	credit losses;

•	cyber-security concerns, including an interruption or breach in the security of S&T’s information systems;

•	rapid technological developments and changes;

•	changes in interest rates, spreads on interest-earning assets and interest-bearing liabilities, the shape of the yield curve and interest rate sensitivity;

•	a prolonged period of low interest rates;

•	a rapid increase in interest rates;

•	regulatory supervision and oversight, including Basel III required capital levels, and public policy changes, including environmental regulations;

•	legislation affecting the financial services industry as a whole, and/or S&T or S&T Bank, in particular, including the effects of the Dodd-Frank Act;

•	the outcome of pending and future litigation and governmental proceedings;

•	increasing price and product/service competition, including new entrants;

•	the ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	managing S&T’s internal growth and acquisitions;

•	containing costs and expenses;

•	reliance on significant customer relationships;

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the possibility that the anticipated benefits from the merger and other acquisitions cannot be fully realized in a timely manner or at all, or that integrating future acquired operations will be more difficult, disruptive or costly than anticipated;

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general economic or business conditions, either nationally or regionally in Western Pennsylvania and S&T’s other market areas, may be less favorable than expected, resulting in among other things, a reduced demand for credit and other services;

•	deterioration of the housing market and reduced demand for mortgages;

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a deterioration in the overall macroeconomic conditions or the state of the banking industry may warrant further analysis of the carrying value of goodwill and could result in an adjustment to its carrying value resulting in a non-cash charge to net income;

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a reemergence of turbulence in significant portions of the global financial and real estate markets could impact S&T’s performance, both directly, by affecting its revenues and the value of its assets and liabilities and indirectly, by affecting the economy generally; and

•	access to capital in the amounts, at the times and on the terms required to support S&T’s future businesses.

THE INTEGRITY SPECIAL MEETING

This section contains information about the special meeting of Integrity shareholders that has been called to consider and adopt the merger agreement which provides for the merger of Integrity with and into S&T, with S&T as the surviving corporation in the merger.

Together with this proxy statement/prospectus, Integrity is also sending you a notice of the special meeting and a form of proxy that is solicited by the Integrity board of directors. The special meeting will be held on February 24, 2015, at 5:45 pm local time, at the West Shore Country Club located at 100 Brentwater Drive, Camp Hill, PA, 17011, subject to any adjournments or postponements.

Matters to be Considered

The purpose of the special meeting is to vote on a proposal for adoption of the merger agreement.

You also will be asked to vote upon a proposal for the adjournment of the special meeting, if necessary. Integrity has no plans to adjourn the special meeting at this time, but intends to do so, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to adopt the merger agreement.

Proxies

Each copy of this proxy statement/prospectus mailed to holders of Integrity common stock is accompanied by a form of proxy with instructions for voting. If you hold stock in your name as a shareholder of record, you should complete and return the proxy card accompanying this proxy statement/prospectus to ensure that your vote is counted at the special meeting, or at any adjournment or postponement of the special meeting, regardless of whether you plan to attend the special meeting in person.

If you hold your stock in “street name” through a bank or broker, you must direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker.

If you hold stock in your name as a shareholder of record, you may revoke any proxy at any time before it is voted by: (1) signing and returning a proxy card with a later date; (2) delivering a written revocation letter to Integrity’s Secretary; or (3) attending the special meeting in person, notifying the Secretary, and voting by ballot at the special meeting. If you hold your stock in “street name” through a bank or broker, you must follow your bank’s or broker’s instructions to revoke your proxy.

Any shareholder entitled to vote in person at the special meeting may vote in person regardless of whether a proxy has been previously given, and, provided notice has been given to the Secretary, such vote will revoke any previous proxy but the mere presence (without notifying Integrity’s Secretary) of a shareholder at the special meeting will not constitute revocation of a previously given proxy.

Written notices of revocation and other communications about revoking your proxy may be addressed to:

Integrity Bancshares, Inc.

3314 Market Street, Suite 301

Camp Hill, PA 17011

Attention: Laurel L. Leitzel, Secretary

All shares represented by valid proxies that Integrity receives through this solicitation, that are not revoked, will be voted in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” adoption of the merger agreement and “FOR” approval of the proposal to adjourn the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to adopt the merger agreement.

Solicitation of Proxies

Integrity will bear the entire cost of soliciting proxies from you. In addition to solicitation of proxies by mail, Integrity will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of Integrity common stock and secure their voting instructions. Integrity will reimburse the record holders for their reasonable expenses in taking those actions. If necessary, Integrity may use several of its regular employees, who will not be specially compensated, to solicit proxies from Integrity shareholders, either personally or by telephone, facsimile, letter or other electronic means.

S&T and Integrity will each bear all expenses incurred by it in connection with the copying, printing and distribution of this proxy statement/prospectus, except that if the merger agreement is terminated under certain circumstances, then each of S&T and Integrity will bear and pay one-half of the expenses incurred in connection with the copying, printing and distribution of this proxy statement/prospectus.

Record Date

The Integrity board of directors has fixed the close of business on January 7, 2015 as the record date for the special meeting. Only Integrity shareholders of record at that time are entitled to notice of, and to vote at, the special meeting, or any adjournment or postponement of the special meeting. At that time, 2,924,576 shares of Integrity common stock were outstanding, held by approximately 505 holders of record.

Voting Rights and Vote Required

The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Integrity common stock entitled to vote is necessary to constitute a quorum at the special meeting. Abstentions will be counted for the purpose of determining whether a quorum is present.

Pursuant to Integrity’s articles of incorporation, the affirmative vote of two-thirds of all outstanding shares of Integrity stock entitled to vote at the Integrity special meeting is required to adopt the merger agreement. For purposes of determining the number of votes cast with respect to the proposal to adopt the merger agreement, only those votes cast “for” and “against” a proposal are counted. Abstentions and any broker non-votes treated as shares that are present for purposes of determining the presence of a quorum will have the same effect as votes against the proposal to adopt the merger agreement.

The affirmative vote of a majority of the votes cast by holders of shares of Integrity common stock at the Integrity special meeting is required to adopt the proposal to adjourn the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to adopt the merger agreement. For purposes of determining the number of votes cast with respect to the proposal to adopt the merger agreement, only those votes cast “for” and “against” a proposal are counted. Abstentions and any broker non-votes treated as shares that are present for purposes of determining the presence of a quorum will not count as votes for or against the proposal to adjourn the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to adopt the merger agreement.

As of the record date, directors and executive officers of Integrity and their affiliates had the right to vote approximately 1,161,575 shares of Integrity common stock, or 39.02% of the outstanding Integrity common stock at that date. The directors and executive officers of Integrity have entered into voting agreements with S&T to vote for the proposals at the special meeting. In addition, a significant shareholder holding approximately 138,596 shares of Integrity common stock, or 4.74% of the outstanding Integrity common stock, as of the record date has entered into a voting agreement with S&T to vote for the proposals at the special meeting.

Recommendation of the Integrity Board of Directors

The Integrity board of directors has unanimously approved the merger agreement and the transactions it contemplates, including the merger. The Integrity board of directors determined that the merger, merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of

Integrity and recommends that you vote “FOR” adoption of the merger agreement and “FOR” approval of the proposal to adjourn the special meeting, if necessary, to solicit additional proxies. See “The Merger—Integrity’s Reasons for the Merger” and “—Recommendation of Integrity’s Board of Directors” for a more detailed discussion of the Integrity board of directors’ recommendation.

Attending the Meeting

All holders of Integrity common stock, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the special meeting. Shareholders of record can vote in person at the special meeting. If you are not a shareholder of record, you must obtain a proxy executed in your favor from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership and you must bring a form of personal photo identification with you in order to be admitted. Integrity reserves the right to refuse admittance to anyone without both proper proof of share ownership and proper photo identification.

PROPOSAL 1—THE MERGER

Background of the Merger

The board of directors and senior management of Integrity regularly review and evaluate Integrity’s business plan and strategic alternatives for enhancing long term shareholder value, including organic growth and de novo branching, acquisitions of branches or other institutions or business lines, and strategic partnerships or affiliations with other institutions. As a result of this ongoing evaluation process, Integrity has successfully executed an organic growth strategy, supported in large part by its issuance of preferred stock and subordinated debt. This growth strategy and capital structure has allowed Integrity to generate a high return on equity of 15.0% in 2011, 14.1% in 2012, and 17.0% in 2013 and, for the first three quarters of 2014, 16.5%, 19.2%, and 21.4%, respectively.

In evaluating Integrity’s business plan and strategic alternatives, Integrity’s board and senior management also review its financial performance and return to shareholders, as well as trends in the financial marketplace, including merger and acquisition and capital market activity. These reviews often included information provided by various financial advisors, investment bankers and other consultants.

During regular strategic planning sessions in 2013 and 2014, Integrity’s senior management and board of directors regularly discussed the impact of $8,000,000 in Integrity preferred stock which was subject to mandatory redemption on October 28, 2014. They also considered certain external factors on Integrity’s prospects for continued high performance, including the anticipated effect of additional regulation and oversight of the financial services industry resulting from the Dodd-Frank Act and the expected impact of such regulation on future revenues, expenses and capital requirements, the historical and anticipated outlook for “small cap” financial institutions to efficiently access capital markets and the impact of a capital raise on shareholders, and the continuing challenges and risks posed by regional and national economic and industry conditions.

In May 2013, James T. Gibson, Chairman, President and Chief Executive Officer of Integrity, and Todd D. Brice, President and Chief Executive Officer of S&T, were introduced to each other by William K. Poole, Executive Vice President of Integrity. Throughout the remainder of 2013 and the first few months of 2014, Mr. Gibson and Mr. Brice periodically exchanged phone calls during which they would discuss the respective financial performances of their companies and their views on developments in the financial services industry. From time to time during these calls the potential of Integrity and S&T engaging in a merger transaction was discussed in a general way, but no specific proposals were made by either Mr. Brice or Mr. Gibson.

Mr. Gibson, while at the Pennsylvania Bankers Association meeting the week of May 12, 2014, had discussions with Mr. Brice and one other bank president regarding their possible interest in replacing the $8,000,000 preferred stock due for redemption with a new subordinated debenture issued by Integrity to one of their financial institutions.

Both S&T and the other bank expressed an interest in potentially providing financing to Integrity to enable it to replace its maturing preferred stock. Mr. Gibson provided S&T and the other bank with certain financial information of Integrity, including historical financial statements, 2014 budget, a 2014 budget vs. actual comparison, capital plans, a five-year forecast, asset quality reports and several other reports.

After evaluating the information provided by Integrity, S&T approved Integrity’s financing request and issued a commitment letter on July 30, 2014. S&T approved the request faster and with more favorable terms than the other bank that had expressed an interest in providing the requested financing to Integrity. Integrity executed the S&T commitment letter for the proposed financing to replace the maturing Integrity preferred stock on July 31, 2014, though Integrity did not intend to close on the financing until late October 2014 when the preferred stock was due for redemption.

On August 7, 2014, Mr. Gibson and Mr. Poole joined Mr. Brice and a representative of Keefe Bruyette & Woods, Inc., or KBW, S&T’s financial advisor, for an informal meeting at which time non-binding terms for a potential merger of S&T and Integrity were presented by Mr. Brice to Messrs. Gibson and Poole. At this meeting, Mr. Brice provided his perspective on the benefits of a merger of Integrity with S&T, including S&T’s strong financial performance, S&T’s and Integrity’s complementary business models and the relative attractiveness of S&T’s stock price to other potential merger partners. Under the proposal presented by Mr. Brice, Integrity shareholders would have received a mix of stock and cash consideration valued at $50.00 per Integrity common share, or approximately $147 million in the aggregate. After his initial review of this proposal, Mr. Gibson committed to present this information to the Integrity Board of Directors, but he informed Mr. Brice he did not expect this proposal would be acceptable to the Integrity Board of Directors at the price level presented. In addition, on August 8, 2014, S&T and Integrity executed a mutual non-disclosure agreement allowing S&T and Integrity to begin to exchange non-public information related to a potential transaction between the two companies.

Over the next ten days, Mr. Gibson, Mr. Poole and Mr. Brice had several discussions regarding the proposed transaction.

On August 19, 2014, S&T orally communicated a second non-binding proposal to Integrity based upon preliminary financial information received from Integrity subject to the non-disclosure agreement. Under this second proposal, Integrity shareholders would have received a mix of stock and cash consideration valued at $50.65 per Integrity common share, or approximately $150 million in the aggregate. On August 20, 2014, S&T provided Integrity with a presentation providing information regarding the assumptions S&T used in preparing this proposal.

Mr. Gibson informed Mr. Brice he had previously scheduled lunch with the president of a second interested party (“Bank B”) and wanted to fulfill that commitment before the Integrity board of directors considered S&T’s second proposal. On August 19, 2014, Mr. Gibson and Thomas J. Sposito, II, Executive Vice President and Chief Operating Officer of Integrity Bank, met with Bank B and its financial advisor. Bank B submitted a non-binding merger proposal that valued Integrity at $54.00 per share.

The Integrity board held a special meeting on August 20, 2014 to review and discuss information in a presentation prepared by Sandler O’Neill + Partners, L.P., or Sandler O’Neill. At this meeting the Integrity board approved pursuing discussions with S&T and other potential purchasers, as well as the retention of Sandler O’Neill as the investment banker for Integrity, and Rhoads & Sinon LLP as special counsel.

During the period from August 19, 2014 through September 17, 2014, several meetings were held with representatives of, Sandler O’Neill and the Integrity Board of Directors regarding both the Bank B and S&T proposals. A significant exchange of information occurred between Bank B’s management team and the Integrity executive team. After considerable evaluation with Bank B, it was mutually agreed by Bank B and Integrity the business models of Integrity and Bank B did not align and negotiations regarding a potential merger ceased.

During the period when Integrity was exploring a possible merger with Bank B, Integrity encouraged S&T to submit a higher offer. On August 22, 2014, Mr. Gibson and Mr. Brice had a telephone call in which Mr. Gibson asked for clarification regarding a number of the assumptions underlying S&T’s proposal submitted on August 19, 2014. On August 25, 2014, Mr. Gibson and Mr. Brice met in person to discuss the assumptions underlying S&T’s proposal.

On August 26, 2014, S&T sent a written indication of interest to Integrity which included the same proposed price terms orally communicated to Integrity on August 19, 2014.

During the period between August 26, 2014 and September 15, 2014, further discussions took place between Mr. Gibson and Mr. Brice, and S&T continued its diligence evaluation of Integrity based on the information regarding Integrity available to S&T at that time.

On September 16, 2014, S&T submitted a final offer to Integrity of either $53.00 per share with a consideration mix of 80% stock and 20% cash or $53.50 per share with a consideration mix of 85% stock and 15% cash. An Integrity board of directors meeting was held on September 17, 2014 to discuss the final S&T proposal. As between the two options presented by S&T, the Integrity board of directors determined the $53.00 per share offer, with a consideration mix of 80% stock and 20% cash, would be more attractive to shareholders of Integrity. The Integrity board of directors, with the advice of Sandler O’Neill, agreed to enter into a second confidentiality agreement with S&T, which included an exclusivity provision which would expire on November 16, 2014, and began due diligence.

During the period September 16, 2014 through October 24, 2014, both S&T and Integrity performed their respective due diligence reviews of the other party, which consisted of extensive document and credit review as well as management interviews. Also during this period, commencing October 3, 2014, S&T and Integrity and their respective legal counsel and financial advisors negotiated the terms of a definitive merger agreement and employment agreements for certain of the executives of Integrity, which would provide for their continued employment with Integrity Bank through and following the merger of Integrity Bank with S&T Bank.

As part of its analysis, the Integrity board of directors also reviewed recent information that had been presented to it by two investment banking firms, other than Sandler O’Neill, identifying who they believed to be possible acquirers of Integrity and what they believed to be the maximum price each could pay. The information from these two other investment banking firms indicated that S&T’s final offer would make the multiple to book value the second highest of all bank mergers in the United States since the end of 2008.

On October 22, 2014, the Integrity board of directors held a meeting to review the most recent draft of the definitive merger agreement. Representatives of Sandler O’Neill and Rhoads & Sinon were present at the meeting. Representatives of Rhoads & Sinon reviewed with the Integrity board of directors their fiduciary duties under Pennsylvania law in connection with a proposed merger, and presented the principal terms of the draft definitive merger agreement. Representatives of Sandler O’Neill made a presentation to the Board with respect to the financial terms of the proposed merger transaction. Discussion among the directors occurred throughout the presentations, during which representatives of Rhoads & Sinon and Sandler O’Neill responded to questions.

As a result of the diligence performed by S&T, on October 24, 2014, S&T informed Integrity their management had determined the anticipated expense reductions assumed in its $53.00 per share offer could not be attained without disrupting Integrity Bank’s performance following the closing of the merger. It was then agreed to reduce the offer price to $52.25 per share, subject to Integrity preparing and presenting to S&T an additional expense savings analysis demonstrating additional expense reduction could be attained without disrupting Integrity Bank’s performance following the closing of the merger.

On October 27, 2014, the S&T board of directors held a meeting at which it unanimously approved the Agreement and Plan of Merger, and authorized S&T management to agree to increase the then proposed $52.25 per share price if, in the judgment of S&T management, the additional expense savings analysis being prepared by Integrity would support an increase in the per share price.

On October 28, 2014, Integrity and S&T reviewed and discussed the additional expense savings analysis prepared by Integrity. After this discussion, S&T management agreed to increase the per share price to be paid in the merger from $52.25 to $52.50.

On October 29, 2014, the Integrity board of directors held a meeting to consider the Agreement and Plan of Merger. At this meeting the Integrity board of directors extensively discussed the merits of the proposed merger with S&T, and received presentations from Sandler O’Neill and Rhoads & Sinon. Following these presentations and discussions, and consideration of the factors described under “Integrity’s Reasons for the Merger” beginning on page 35, the Integrity board of directors determined it was in the best interests of Integrity to enter into the Agreement and Plan of Merger pursuant to which Integrity would be merged with and into S&T and each outstanding share of Integrity common stock would be converted into the right to receive either 2.0627 shares of the common stock of S&T or $52.50 cash, and unanimously approved the Agreement and Plan of Merger.

Integrity and S&T executed the Agreement and Plan of Merger on October 29, 2014. The parties issued a joint press release publicly announcing the merger on October 30, 2014.

Integrity’s Reasons for the Merger

After careful consideration, the Integrity board of directors determined it was in the best interests of Integrity for Integrity to enter into the merger agreement with S&T.

In the process of making the recommendation to approve the merger with S&T, the Integrity board of directors consulted with its legal and financial advisors, as well as Integrity’s executive management team. In determining that a business combination, generally, and the proposed merger with S&T, specifically, is in the best interests of Integrity, Integrity’s board considered the following material factors, which are not necessarily all-inclusive:

•	The current and future performance expectations of Integrity relative to its market area and regional competition;

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The current relative size of Integrity, its growth over its 11 year history and the expected scale that would be necessary going forward for Integrity to continue as a high-performing community banking institution in comparison to the benefits of aligning with a larger, high-performing institution;

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Integrity’s growth prospects, both organically and through the acquisition of other community banking organizations (and non-bank companies), from both a capital perspective to support the growth and also the perspective of “target” organizations that might be available to Integrity as a buyer;

•	The anticipated increased compliance and regulatory costs and risk, including those related to the Dodd Frank Act, and their anticipated significant impact on Integrity’s future performance;

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The ability to maintain adequate capital levels if the subordinated debt issued by Integrity matured and was not renewed or refinanced, resulting in Integrity having to immediately raise capital, possibly through issuance of common stock, which would dilute earnings per share and significantly reduce the return on equity to Integrity’s shareholders;

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Information recently presented by multiple financial advisors identifying the institutions that Integrity, its shareholders and customers might find most attractive as a business combination partner, which included a consideration of both large organizations and peers, within and outside Integrity’s market;

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The consideration offered in the transaction, valued at approximately $155 million, which represents a 94% premium to the market price per share of Integrity common stock and a premium to book value multiple of approximately 2.6 times, the second highest of all bank mergers in the United States since the end of 2008;

•	The 80% stock/20% cash consideration;

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The fact that Integrity shareholders will have the opportunity to receive shares of S&T common stock in the merger, which would allow Integrity shareholders to participate in the future performance of the combined company’s businesses and synergies resulting from the merger;

•	The Integrity board’s perception that S&T common stock, with continued solid earnings performance by S&T, could yield significant upside possibility for Integrity shareholders;

•	The increased liquidity for Integrity shareholders who receive S&T common stock in the transaction;

•	The ability for Integrity shareholders to participate in cash dividends declared on S&T common stock, currently yielding approximately 2.6%;

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The fact that up to $30.7 million of the merger consideration would be composed of cash at $52.50 per share, thereby permitting Integrity shareholders who wish to receive cash to elect an all cash exchange or an exchange comprised of part S&T common stock and part cash, subject to the election, allocation and pro ration provisions of the merger agreement;

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The opportunity to expand relationships with Integrity’s existing customer base through the increased lending capacity afforded by the combined institution, as evidenced by the fact that, as of September 30, 2014, Integrity had sold approximately $54 million in participation loans to other banks;

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The anticipated impact on employees of Integrity, including the fact that a merger with S&T, which does not currently operate in Integrity’s market area, will result in fewer reductions in staff, as well as better benefits being offered for continuing employees;

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The anticipated positive impact to Integrity’s existing customers, resulting from S&T having a business model similar to Integrity, and the retention of the vast majority of Integrity’s customer-facing employees;

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The proposed board and management arrangements which would enhance the depth and experience of S&T’s existing leadership, including S&T’s commitment to appoint James T. Gibson, Chairman, President and Chief Executive Officer of Integrity, and another Integrity board member to the S&T board of directors, and to retain four key executives of Integrity as employees of S&T;

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S&T’s commitment to operate under the name “Integrity Bank” in the markets in which Integrity Bank currently operates for a period of three years following the merger, maintaining its brand, look, and appearance;

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S&T’s previous acquisition experience, including its successful completion of four mergers since 2008 with a combined total assets of over $2 billion, leading the Integrity board to believe integration risk associated with this merger is lessened;

•	Aligning with S&T would provide more robust technology and systems, broader product offerings, more favorable terms with vendors and more sophisticated marketing;

•	The mutual understanding that Integrity and S&T share similar operating cultures, core values and approaches to servicing their respective markets; and

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The Integrity board’s belief that multiple areas of risk, including regulatory, financial, legal, servicing, and customer retention, could be substantially reduced by combining with a larger institution having access to greater financial and operational resources.

The Integrity board also considered a variety of potential risks associated with the merger, including the following:

•	The possibility the merger might not close and the negative impact that could have on Integrity’s reputation, earnings and current momentum;

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The risk that potential benefits and synergies sought in the merger may not be realized or may not be realized within the expected time period, and the risks associated with the integration of Integrity and S&T;

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The fact that because the stock consideration in the merger is based upon a fixed exchange ratio of shares of S&T common stock to Integrity common stock, Integrity shareholders who receive S&T common stock could be adversely affected by a decrease in the trading price of S&T common stock during the pendency of the merger;

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The fact that certain provisions of the merger agreement prohibit Integrity from soliciting, and limit its ability to respond to, proposals for alternative transactions, and the obligation to pay a termination fee of $6.25 million in the event that the merger agreement is terminated in certain circumstances, including if Integrity terminates the merger agreement to accept a superior offer;

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The potential for diversion of management and employee attention, and for employee attrition, during the period prior to the completion of the merger and the potential effect on Integrity’s business and relations with customers, service providers and other stakeholders, whether or not the merger is consummated; and

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The fact that pursuant to the merger agreement, Integrity must generally conduct its business in the ordinary course and Integrity is subject to a variety of other restrictions on the conduct of its business prior to the completion of the merger or termination of the merger agreement, which may delay or prevent Integrity from undertaking business opportunities that may arise pending completion of the merger.

Integrity’s board of directors realizes there can be no assurance about future results, including results expected or considered in the factors listed above. However, the Integrity board concluded the potential positive factors outweighed the potential risks of completing the merger.

During its consideration of the merger, Integrity’s board of directors was also aware that some of its directors and executive officers may have interests in the merger that are different from or in addition to those of its shareholders generally, as described under “Integrity’s Directors and Executive Officers Have Financial Interests in the Merger” beginning on page 51.

The foregoing discussion of the factors considered by the Integrity board of directors in evaluating the transaction is not intended to be exhaustive, but, rather, includes all material factors considered by the Integrity board of directors. In reaching its decision to approve the transaction, the Integrity board of directors did not quantify or assign relative weights to the factors considered, and individual directors may have given different weights to different factors. The Integrity board of directors evaluated the factors described above, including asking questions of Integrity management and legal and financial advisors, and determined that the transaction was in the best interests of Integrity. In reaching its determination, the Integrity board of directors relied on the experience of its financial advisors for quantitative analysis of the financial terms of the merger. See “Opinion of Integrity’s Financial Advisor” below. It should be noted that this explanation of the reasoning of Integrity’s board of directors and all other information in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements” on page 27.

Recommendation of Integrity’s Board of Directors

Integrity’s board of directors believes that the terms of the transaction are in the best interests of Integrity and has unanimously approved the merger agreement. Accordingly, Integrity’s board of directors unanimously recommends that Integrity shareholders vote “FOR” adoption of the merger agreement.

Opinion of Sandler O’Neill & Partners, L.P.

By letter dated August 13, 2014, Integrity retained Sandler O’Neill, to act as financial advisor to Integrity’s board of directors in connection with Integrity’s consideration of a possible business combination involving Integrity and a second party. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as financial advisor to Integrity in connection with the proposed transaction and participated in certain of the negotiations leading to the execution of the merger agreement. At the October 29, 2014, meeting at which Integrity’s board of directors considered and approved the merger agreement, Sandler O’Neill delivered to the board its written opinion that, as of such date, the merger consideration was fair to the holders of Integrity common stock from a financial point of view. Sandler O’Neill’s fairness opinion was approved by Sandler O’Neill’s Fairness Opinion Committee. The full text of Sandler O’Neill’s opinion is attached as Annex B to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of Integrity common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion and was necessarily based on financial, economic, market and other conditions as they existed on, and the information made available to Sandler O’Neill as of, that date. Events occurring or information available after that date could materially affect its opinion. Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date of its opinion. The opinion was directed to Integrity’s board of directors and is directed only to the fairness of the merger consideration to the holders of Integrity common stock from a financial point of view. It does not address the underlying business decision of Integrity to engage in the merger or any other aspect of the merger and is not a recommendation to any holder of Integrity’s common stock as to how such stockholder should vote at the special meeting with respect to the merger, the form of consideration a stockholder should elect in the merger or any other matter. Sandler O’Neill did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by Integrity’s officers, directors or employees, or class of such persons, relative to the per share consideration to be received by Integrity’s shareholders.

In connection with rendering its opinion, Sandler O’Neill reviewed and considered, among other things:

•	the merger agreement;

•	certain publicly available financial statements and other historical financial information of Integrity that they deemed relevant;

•	certain publicly available financial statements and other historical financial information of S&T that they deemed relevant;

•	internal financial estimates for Integrity for the fiscal years ending December 31, 2014, through December 31, 2018, as provided by senior management of Integrity;

•	publicly available analyst earnings estimates for S&T for the years ending December 31, 2014, 2015 and 2016, and an estimated long-term growth rate for the years thereafter;

•

the pro forma financial impact of the merger on S&T based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies as determined by the senior management of S&T and discussed with Integrity’s senior management;

•	a comparison of certain financial and other information for Integrity and S&T with similar publicly available information for certain other publicly traded commercial banks;

•	the financial terms and structures for certain other recent merger and acquisition transactions in the banking sector;

•	the current market environment generally and the banking environment in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as they considered relevant.

Sandler O’Neill also discussed with certain members of the senior management of Integrity the business, financial condition, results of operations and prospects of Integrity and held similar discussions with the senior management of S&T regarding the business, financial condition, results of operations and prospects of S&T.

In performing its reviews and analyses and in rendering its opinion, Sandler O’Neill relied upon the accuracy and completeness of all of the financial and other information that was available to them from public sources, that was provided to them by Integrity and S&T or their respective representatives or that was otherwise reviewed by them and they assumed such accuracy and completeness for purposes of rendering its opinion. Sandler O’Neill further relied on the assurances of senior management of each Integrity and S&T that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any material respect. Sandler O’Neill was not asked to, and did not, undertake an independent verification of any of such information and did not assume any responsibility or liability for the accuracy or completeness thereof.

Sandler O’Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Integrity or S&T or any of their respective subsidiaries. Sandler O’Neill did not review any individual credit files of Integrity or S&T or make an independent evaluation of the adequacy of the allowance for loan losses of Integrity or S&T, and assumed, with Integrity’s consent, that the respective allowances for loan losses for both Integrity and S&T were adequate to cover any such losses.

In preparing its analyses, Sandler O’Neill used earnings guidance from senior management of Integrity, which senior management of Integrity confirmed reflected the best judgments of management of the future financial performance of Integrity. With respect to S&T, Sandler O’Neill used publicly available earnings estimates as discussed with the senior management of S&T. Sandler O’Neill also received and used in its analyses certain projections of transaction costs, purchase accounting adjustments and expected cost savings which were prepared by and/or reviewed with senior management of S&T. With respect to these projections, Sandler O’Neill assumed that they had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of such management, and Sandler O’Neill assumed that such performance would be achieved. Sandler O’Neill expressed no opinion as to such estimates or projections or the assumptions on which they were based. Sandler O’Neill also assumed that there had been no material change in the respective assets, financial condition, results of operations, business or prospects of Integrity or S&T since the date of the most recent financial data made available to them as of the date of their opinion.

Sandler O’Neill assumed in all respects material to its analysis that Integrity and S&T will remain as going concerns for all periods relevant to its analyses, that the parties to the merger agreement will comply with all material terms of the merger agreement, that all of the representations and warranties contained in the merger agreement are true and correct, that each party to the merger agreement will perform all of the covenants required to be performed by such party under the agreement and that the conditions precedent in the merger agreement will not be waived, that no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Integrity, S&T or the merger, and that the merger will be consummated in accordance with the terms of the merger agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with Integrity’s consent, Sandler O’Neill relied upon the advice Integrity received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement. Sandler O’Neill expressed no opinion as to any such matters.

In rendering its opinion, Sandler O’Neill performed a variety of financial analyses. The summary below is not a complete description of all the analyses underlying Sandler O’Neill’s opinion or the presentation made by Sandler O’Neill to Integrity’s board of directors, but is a summary of all material analyses performed and presented by Sandler O’Neill. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to Integrity or S&T and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Integrity and S&T and the companies to which they are being compared. In arriving at its opinion, Sandler O’Neill did not attribute any particular weight to any analysis or factor that it considered. Rather, it made qualitative judgments as to the significance and relevance of each analysis and factor. Sandler O’Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinions; rather, Sandler O’Neill made its determination as to the fairness of the merger consideration on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Integrity, S&T and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to Integrity’s board of directors at its October 29, 2014, meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of Integrity’s common stock or the prices at which Integrity’s or S&T’s common stock may be sold at any time. The analyses of Sandler O’Neill and its opinion were among a number of factors taken into consideration by Integrity’s board of directors in making its determination to approve the merger agreement and the analyses described below should not be viewed as determinative of the decision of Integrity’s board of directors or management with respect to the fairness of the merger.

Summary of Proposal

Sandler O’Neill reviewed the financial terms of the proposed transaction. As described in the merger agreement, Integrity shareholders will receive, subject to proration, in exchange for each share of Integrity stock either: (i) 2.0627 shares of S&T common stock or (ii) $52.50 in cash. Using S&T’s October 28, 2014, closing stock price of $26.27, and based upon 2,924,356 common shares outstanding and options to purchase 63,053 Integrity shares with a weighted average strike price of $23.03 per share, Sandler O’Neill calculated a per share consideration of $53.85 and aggregate consideration of approximately $159.3 million. Based upon financial information for Integrity as of the twelve months ended September 30, 2014, Sandler O’Neill calculated the following transaction ratios:

Transaction Value / Book Value Per Share:	263%
Transaction Value / Tangible Book Value Per Share:	263%
Transaction Value / LTM Earnings Per Share:	16.8	x
Tangible Book Premium to Core Deposits¹:	15.3%
Market Premium:	99.4%

[1]	Excludes CDs greater than $100,000

Stock Trading History

Sandler O’Neill reviewed the history of the publicly reported trading prices of S&T’s common stock for the one-year and three-year periods ended October 24, 2014. Sandler O’Neill then compared the relationship between the movements in the price of S&T’s common stock to movements in certain stock indices. During the one-year and three-year periods, S&T’s common stock underperformed the NASDAQ Bank Index and the S&P 500 Index.

S&T’s One Year Stock Performance

	Beginning Index Value October 28, 2013	Ending Index Value October 28, 2014
S&T	100%	102.0%
S&P 500 Index	100%	112.7%
NASDAQ Bank Index	100%	104.0%

S&T’s Three Year Stock Performance

	Beginning Index Value October 28, 2011	Ending Index Value October 28, 2014
S&T	100%	134.5%
S&P 500 Index	100%	154.5%
NASDAQ Bank Index	100%	157.7%

Review of Analyst Recommendations and Estimates

Sandler O’Neill reviewed publicly available research analyst estimates and recommendations to outline the current analyst views of S&T. The analysis compared published recommendations and earnings per share estimates for the years ending December 31, 2014, 2015 and 2016. As of October 29, 2014, six research analysts had published recommendations for S&T, composed of three “neutral” or “hold” recommendations and three “outperform” or “buy” recommendations. The table below sets forth the median of the estimates:

2014 earnings per share	$1.92
2015 earnings per share	$2.00
2016 earnings per share	$2.19

Comparable Company Analysis

Sandler O’Neill used publicly available information to compare selected financial information for Integrity with a group of financial institutions selected by Sandler O’Neill. The Integrity peer group consisted of publicly-traded commercial banks headquartered in the Mid-Atlantic region with assets between $500 million and $1.2 billion and a last-twelve-months return on average assets greater than 1.05% as of the date of the most recent information reported, excluding companies that were merger targets. The Integrity peer group consisted of the following companies:

1st Summit Bancorp of Johnstown, Inc.¹	Honat Bancorp, Inc.¹
Bank of Utica¹	Marlin Business Services Corp.¹
CCFNB Bancorp, Inc.¹	Norwood Financial Corp.
Citizens Financial Services, Inc.	Orrstown Financial Services, Inc.
Fidelity D & D Bancorp, Inc.¹	Parke Bancorp, Inc.
First National Community Bancorp, Inc.¹	Somerset Trust Holding Company¹

[1]	Financial information based on GAAP or regulatory financial data as of or for the twelve months ended June 30, 2014.

The analysis compared publicly available financial information for Integrity with the comparable data for the Integrity peer group as of or for the twelve months ended September 30, 2014 (unless otherwise noted above), with pricing data as of October 28, 2014. The table below sets forth the data for Integrity and the median and mean data for the Integrity peer group.

Integrity Comparable Company Analysis

Integrity	Peer Group Median	Peer Group Mean
Total assets (in millions)	$860	$844	$827
Tangible common equity/Tangible assets	6.97%	10.34%	11.61%
Leverage ratio	7.21%	11.01%	11.88%
Total risk-based capital ratio	10.38%	17.66%	17.99%
LTM Return on average assets	1.30%	1.21%	1.35%
LTM Return on avg. tangible common equity	18.7%	12.4%	14.3%
Net interest margin	3.66%	3.84%	4.04%
Efficiency ratio	43.8%	55.3%	59.0%
Loan loss reserves/Gross loans	1.24%	1.72%	1.97%
Non-performing assets¹/Total assets	0.84	%(2)	0.93%	1.77%
Net charge-offs/Average loans	0.05%	0.15%	0.26%
Price/Tangible book value	132%	118%	129%
Price/Earnings per share	8.4	x	10.5	x	10.8	x
Current dividend yield	0.0%	2.6%	2.3%
Market value (in millions)	$79	$99	$117

(1)	Nonperforming assets include nonaccrual loans and leases, renegotiated loans and leases and real estate owned.
(2)	Excludes renegotiated loans and leases; Integrity’s ratio inclusive of renegotiated loans and leases would have been 1.54%.

Sandler O’Neill used publicly available information to perform a similar analysis for S&T and a group of financial institutions as selected by Sandler O’Neill. The S&T peer group consisted of publicly-traded commercial banks in the Mid-Atlantic region with assets between $3 billion and $8 billion, excluding companies that were merger targets. The S&T peer group consisted of the following companies:

Bancorp, Inc.¹	Flushing Financial Corporation
Customers Bancorp, Inc.	Hudson Valley Holding Corp.
Community Bank System, Inc.	Lakeland Bancorp, Inc.
ConnectOne Bancorp, Inc.	NBT Bancorp Inc.
Eagle Bancorp, Inc.	Sandy Spring Bancorp, Inc.
Financial Institutions, Inc.	Sterling Bancorp
First Commonwealth Financial Corporation¹	Tompkins Financial Corporation

[1]	Financial information based on GAAP or regulatory financial data as of or for the twelve months ended June 30, 2014.

The analysis compared publicly available financial information for S&T with the comparable data for the S&T peer group as of or for the twelve months ended September 30, 2014 (unless otherwise noted), with pricing data as of October 28, 2014. The table below sets forth the data for S&T and the median and mean data for the S&T peer group.

S&T Comparable Company Analysis

	S&T		Peer Group Median		Peer Group Mean
Total assets (in millions)	$4,907		$4,604		$5,092
Tangible common equity/Tangible assets	9.09%		8.30%		8.30%
Leverage ratio	9.88%		9.07%		9.10%
Total risk-based capital ratio	14.29%		13.69%		13.91%
LTM Return on average assets	1.18%		0.93%		0.87%
LTM Return on average equity	9.49%		8.93%		8.32%
Net interest margin	3.52%		3.47%		3.45%
Efficiency ratio	58.8%		59.7%		59.9%
Loan loss reserves/Gross loans	1.24%		1.16%		1.13%
Non-performing assets (¹)/Total assets	1.04%		0.83%		0.83%
Net charge-offs/Average loans	0.08%		0.10%		0.34%
Price/Tangible book value	183%		169%		173%
Price/Earnings per share	14.2	x	15.3	x	16.7	x
Price/2014 Earnings per share (2)	13.8	x	15.0	x	16.7	x
Price/2015 Earnings per share (2)	13.1	x	13.8	x	14.1	x
Current dividend yield	2.6%		2.9%		2.2%
Market value (in millions)	$783		$597		$716

(1)	Nonperforming assets include nonaccrual loans and leases, renegotiated loans and leases and real estate owned.
(2)	Based on median analyst estimates.

Analysis of Selected Merger Transactions

Sandler O’Neill reviewed two groups of comparable merger and acquisition transactions. The first group consisted of 13 transactions in the Mid-Atlantic region, announced between January 1, 2011 and October 28, 2014, involving commercial banks, with transaction values greater than $25 million and the selling institution having total assets greater than $500 million, and a non-performing assets/total assets ratio less than 5% (the “Regional Precedent M&A Transactions”). The second group consisted of 11 transactions announced between January 1, 2013 and October 29, 2014 involving commercial bank and thrift institutions as sellers, with announced deal values between $125 million and $200 million and the selling institution having total assets between $500 million and $1 billion (the “Nationwide M&A Transactions”).

The Regional Precedent M&A Transactions group was composed of the following transactions:

Bank of the Ozarks, Inc./ Intervest Bancshares Corporation

BankUnited, Inc./ Herald National Bank

Bryn Mawr Bank Corporation/ Continental Bank Holdings, Inc.

Center Bancorp, Inc./ ConnectOne Bancorp, Inc.

F.N.B. Corporation/ BCSB Bancorp, Inc.

Industrial and Commercial Bank / Bank of East Asia (USA), National Association

Investors Bancorp, Inc. (MHC)/ Marathon Banking Corporation

NBT Bancorp Inc./ Alliance Financial Corporation

Peoples Financial Services Corp./ Penseco Financial Services Corporation

Provident New York Bancorp/ Sterling Bancorp

Susquehanna Bancshares, Inc./ Tower Bancorp, Inc.

Tompkins Financial Corporation/ VIST Financial Corp.

Valley National Bancorp/ State Bancorp, Inc.

The Nationwide M&A Transactions group was composed of the following transactions:

Columbia Banking System, Inc./ Intermountain Community Bancorp

Eagle Bancorp, Inc./ Virginia Heritage Bank

Eastern Bank Corporation/ Centrix Bank & Trust

HomeStreet, Inc./ Simplicity Bancorp, Inc.

IBERIABANK Corporation/ Teche Holding Company

Independent Bank Corp./ Peoples Federal Bancshares, Inc.

Independent Bank Group, Inc./ BOH Holdings, Inc.

National Penn Bancshares, Inc./ TF Financial Corporation

Old National Bancorp/ United Bancorp, Inc.

Peoples Financial Services Corp./ Penseco Financial Services Corporation

TriCo Bancshares/ North Valley Bancorp

Sandler O’Neill reviewed the following multiples: transaction price to last-twelve-months earnings per share, transaction price to book value per share, transaction price to tangible book value per share, tangible book premium to core deposits, and 1-day market premium. Sandler O’Neill compared the indicated transaction multiples to the median and mean multiples of the comparable transaction groups.

	Integrity / S&T		Mean Regional Transactions		Median Regional Transactions
Transaction value/LTM earnings per share	16.8	x	27.1	x	23.7	x
Transaction value/Book value per share:	263%		139%		134%
Transaction value/Tangible book value per share:	263%		156%		151%
Core deposit premium¹:	15.3%		9.0%		7.9%
1-Day market premium:	99.4%		29.1%		25.7%

[1]	Tangible book premium to core deposits calculated as (deal value – tangible equity) / (core deposits)

	Integrity / S&T		Mean Nationwide Transactions		Median Nationwide Transactions
Transaction value/LTM earnings per share	16.8	x	18.6	x	17.9	x
Transaction value/Book value per share:	263%		168%		166%
Transaction value/Tangible book value per share:	263%		172%		173%
Core deposit premium¹:	15.3%		12.6%		12.5%
1-Day market premium:	99.4%		32.1%		33.1%

[1]	Tangible book premium to core deposits calculated as (deal value – tangible equity) / (core deposits)

Net Present Value Analysis

Sandler O’Neill performed an analysis that estimated the net present value per share of Integrity common stock assuming Integrity performed in accordance with earnings estimates reviewed with management of Integrity. The analysis also assumed that Integrity would not pay any dividends through 2018. To approximate the terminal value of Integrity common stock at December 31, 2018, Sandler O’Neill applied price to earnings multiples ranging from 8.0x to 14.0x and multiples of tangible book value ranging from 140% to 180%. The terminal values were then discounted to present values using different discount rates ranging from 9.0% to 15.0%

chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Integrity’s common stock. Using a 20-year normalized treasury yield of 4.00%, an equity risk premium of 5.00% and a size premium of 3.87%, Sandler O’Neill calculated a 12.87% discount rate for Integrity. As illustrated in the following tables, the analysis indicates an imputed range of values per share of Integrity common stock of $27.31 to $60.83 when applying multiples of earnings to the applicable amounts indicated in the Integrity projections and $31.68 to $51.85 when applying multiples of tangible book value to the applicable amounts indicated in the Integrity projections.

Earnings Per Share Multiples

Discount Rate	8.0x	9.5x	11.0x	12.5x	14.0x
9.0%	$34.76	$41.28	$47.80	$54.31	$60.83
10.0%	$33.36	$39.62	$45.87	$52.13	$58.38
11.0%	$32.03	$38.03	$44.04	$50.05	$56.05
12.0%	$30.76	$36.53	$42.30	$48.07	$53.83
13.0%	$29.56	$35.10	$40.64	$46.18	$51.72
14.0%	$28.41	$33.73	$39.06	$44.39	$49.71
15.0%	$27.31	$32.43	$37.55	$42.68	$47.80

Tangible Book Value Multiples

Discount Rate	140%	150%	160%	170%	180%
9.0%	$40.32	$43.20	$46.09	$48.97	$51.85
10.0%	$38.70	$41.47	$44.23	$46.99	$49.76
11.0%	$37.16	$39.81	$42.46	$45.12	$47.77
12.0%	$35.69	$38.24	$40.78	$43.33	$45.88
13.0%	$34.29	$36.74	$39.19	$41.63	$44.08
14.0%	$32.95	$35.31	$37.66	$40.02	$42.37
15.0%	$31.68	$33.95	$36.21	$38.47	$40.74

Sandler O’Neill also considered and discussed with the Integrity board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming Integrity’s net income varied from 15% above projections to 15% below projections. This analysis resulted in the following range of per share values for Integrity common stock, using the same price to earnings multiples of 8.0x to 14.0x.

Earnings Per Share Multiples

Annual Budget Variance	8.0x	9.5x	11.0x	12.5x	14.0x
(15.0%)	$25.25	$29.99	$34.72	$39.46	$44.19
(10.0%)	$26.74	$31.75	$36.77	$41.78	$46.79
(5.0%)	$28.22	$33.52	$38.81	$44.10	$49.39
0.0%	$29.71	$35.28	$40.85	$46.42	$51.99
5.0%	$31.20	$37.04	$42.89	$48.74	$54.59
10.0%	$32.68	$38.81	$44.94	$51.06	$57.19
15.0%	$34.17	$40.57	$46.98	$53.38	$59.79

Sandler O’Neill also performed an analysis that estimated the net present value per share of S&T common stock assuming that S&T performed in accordance with publicly available analyst earnings estimates for the years ending December 31, 2014, 2015, and 2016 and thereafter grew at an annual rate of 8%. To approximate the terminal value of S&T common stock at December 31, 2018, Sandler O’Neill applied price to earnings multiples ranging from 12.0x to 16.0x and multiples of tangible book value ranging from 130% to 210%. The terminal values were then discounted to present values using different discount rates ranging from 7.0% to 13.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of S&T’s common stock. As illustrated in the following tables, the analysis indicates an imputed range of values per share of S&T common stock of $19.80 to $32.47 when applying earnings multiples to the applicable amounts indicated in the S&T projections and $17.98 to $35.01 when applying multiples of tangible book value to the applicable amounts indicated in the S&T projections.

Earnings Per Share Multiples

Discount Rate	12.0x	13.0x	14.0x	15.0x	16.0x
7.0%	$25.02	$26.88	$28.74	$30.60	$32.47
8.0%	$24.04	$25.82	$27.61	$29.39	$31.18
9.0%	$23.11	$24.82	$26.53	$28.24	$29.96
10.0%	$22.22	$23.86	$25.50	$27.15	$28.79
11.0%	$21.37	$22.95	$24.53	$26.11	$27.68
12.0%	$20.57	$22.08	$23.60	$25.11	$26.63
13.0%	$19.80	$21.25	$22.71	$24.17	$25.62

Tangible Book Value Multiples

Discount Rate	130%	150%	170%	190%	210%
7.0%	$22.70	$25.78	$28.86	$31.93	$35.01
8.0%	$21.81	$24.76	$27.72	$30.67	$33.62
9.0%	$20.97	$23.80	$26.63	$29.47	$32.30
10.0%	$20.17	$22.88	$25.60	$28.32	$31.04
11.0%	$19.40	$22.01	$24.62	$27.23	$29.84
12.0%	$18.67	$21.18	$23.69	$26.20	$28.70
13.0%	$17.98	$20.39	$22.80	$25.21	$27.62

Sandler O’Neill also considered and discussed with the Integrity board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming S&T’s net income varied from 15% above projections to 15% below projections. This analysis resulted in the following range of per share values for S&T common stock, using the same price to earnings multiples of 12.0x to 16.0x and a discount rate of 10.10%, based on a 4.00% 20-year normalized treasury yield, a two-year beta of S&T’s common stock of 122.00%, and an equity risk premium of 5.00%

Earnings Per Share Multiples

Annual Budget Variance	12.0x	13.0x	14.0x	15.0x	16.0x
(15.0%)	19.26	20.66	22.05	23.45	24.85
(10.0%)	20.24	21.72	23.20	24.68	26.16
(5.0%)	21.23	22.79	24.35	25.91	27.48
0.0%	22.22	23.86	25.50	27.15	28.79
5.0%	23.20	24.93	26.65	28.38	30.11
10.0%	24.19	26.00	27.81	29.61	31.42
15.0%	25.18	27.07	28.96	30.85	32.74

In connection with its analyses, Sandler O’Neill considered and discussed with the Integrity board of directors how the present value analyses would be affected by changes in the underlying assumptions. Sandler O’Neill noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Merger Analysis

Sandler O’Neill analyzed certain potential pro forma effects of the merger, based on the following: (i) the merger closes in the first calendar quarter of 2015; (ii) 80% of the outstanding shares of Integrity common stock are converted into S&T’s common stock at the exchange ratio of 2.0627 and 20% of the outstanding shares of Integrity common stock are converted into cash at $52.50 per share; (iii) all outstanding Integrity options are cashed out by S&T at closing; and (iv) S&T’s stock price is $26.27. Sandler O’Neill also incorporated the following assumptions in consultation with S&T’s financial advisor: (a) purchase accounting adjustments of a credit mark on loans equal to $9.5 million, an interest rate mark on loans equal to positive $1.5 million and an interest rate mark on deposits equal to negative $1.5 million; (b) cost savings equal to approximately 20% of Integrity’s projected non-interest expense, which would be 75% realized in 2015; (c) pre-tax transaction costs and expenses of approximately $9.7 million; and (d) a pre-tax opportunity cost of cash of 1.50%. The analysis indicated that the merger would be accretive to S&T’s earnings per share (excluding transaction expenses in 2015) and dilutive tangible book value per share in each of the four years ending December 31, 2018.

In connection with this analyses, Sandler O’Neill considered and discussed with the Integrity board of directors how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the transaction, and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.

Sandler O’Neill’s Relationship

Sandler O’Neill acted as the financial advisor to Integrity’s board of directors in connection with the merger and will receive a transaction fee in connection with the merger, contingent on the closing of the merger. The fee is based on the total transaction value of the consideration received. Sandler O’Neill’s fee is equal to 1.05% of that value at the time of closing. Sandler O’Neill has also received a fee of $150,000 in connection with the delivery of its fairness opinion, which will be credited in full against the transaction fee that becomes due and payable upon the closing of the merger. Integrity has also agreed to reimburse Sandler O’Neill for its reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees and agents against certain expenses and liabilities, including liabilities under applicable federal or state law.

In the past, Sandler O’Neill has provided certain other investment banking services for Integrity and has received compensation of approximately $16,000 for such services. In the ordinary course of our business as a broker-dealer, we may also purchase securities from and sell securities to Integrity and S&T and their affiliates. We may also actively trade the securities of Integrity and S&T for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

S&T’s Reasons for the Merger

S&T has an ongoing growth strategy within the western Pennsylvania market area and other close market areas, including south central Pennsylvania, through new branches, LPO’s and acquisitions of other strong financial institutions.

S&T entered into the merger agreement with Integrity to further implement this strategy, and to improve future earnings. Integrity is a commercial bank with a culture focused on strong asset quality, customer service and earnings, making it similar to S&T’s business model. S&T expects that the merger will further its strategic expansion into south central Pennsylvania markets that it does not currently serve and will provide new opportunities for S&T to expand its community bank franchise following the merger.

Board of Directors and Management of S&T Following Completion of the Merger

Following the merger, the current members of the board of directors of S&T will continue to serve and James T. Gibson, currently Chairman, President and Chief Executive Officer of Integrity, and one additional member of the Integrity board of directors, will be appointed to the board of directors of S&T. William K. Poole and Thomas John Sposito, II, current Executive Vice Presidents of Integrity Bank, will be appointed to the executive management team of S&T Bank as Executive Vice President and Senior Executive Vice President, respectively.

Public Trading Markets

S&T common stock trades on the NASDAQ Global Select Market under the symbol “STBA.” The S&T common stock issued in the merger will continue to be listed on the NASDAQ Global Select Market, and upon the effectiveness of the registration statement, of which this proxy statement/prospectus forms a part, the shares will be freely transferable under the Securities Act of 1933, as amended, or the Securities Act.

Integrity Shareholders Have Dissenters’ Rights in the Merger

General

If you are an Integrity shareholder, under Pennsylvania law you have the right to dissent from the merger agreement and obtain the “fair value” of your Integrity shares in cash as determined by an appraisal process in accordance with the procedures under Subchapter D of Chapter 15 of the Pennsylvania Business Corporation Law of 1988. Following is a summary of the rights of dissenting shareholders. The summary is qualified in its entirety by reference to Annex C which sets forth the applicable dissenters’ rights provisions of Pennsylvania law. If you are considering exercising your dissenters’ rights, you should read carefully the summary below and the full text of the law set forth in Annex C.

In the discussion of dissenters’ rights, the term “fair value” means the value of a share of Integrity common stock immediately before the day of the effective date of the merger, taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the merger.

Before the effective date of the merger, send any written notice or demand required in order to exercise your dissenters’ rights to Integrity Bancshares, Inc., 3314 Market Street, Suite 301, Camp Hill, PA 17011 (Attn: Laurel L. Leitzel, Executive Vice President, Chief Financial Officer and Secretary). After the effective date of the merger, send any correspondence to S&T Bancorp, Inc., 800 Philadelphia Street, Indiana, PA 15701-3921 (Attn: Ernest J. Draganza, Senior Executive Vice President, Chief Risk Officer and Secretary).

Notice of Intention to Dissent

If you wish to dissent from the merger, you must do the following:

•

prior to the vote on the merger agreement by Integrity shareholders at the Integrity special meeting, file a written notice of your intention to demand payment of the fair value of your shares of Integrity common stock if the merger with S&T is completed;

•

make no change in your beneficial ownership of Integrity common stock from the date you give notice of your intention to demand fair value of your shares of Integrity common stock through the day of the merger; and

•	not vote your Integrity common stock to adopt the merger agreement at the special meeting.

Simply providing a proxy against or voting against the proposed merger at the special meeting of shareholders will not constitute notice of your intention to dissent. Further, if you submit a proxy but do not indicate how you wish to vote, you will be deemed to have voted in favor of the merger and your right to dissent will be lost.

Notice to Demand Payment

If the merger is adopted by the required vote of Integrity shareholders, Integrity or S&T will mail a notice to all those dissenting shareholders who gave due notice of their intention to demand payment of the fair value of their shares and who did not vote to adopt the merger agreement. The notice will state where and when dissenting Integrity shareholders must deliver a written demand for payment and where such dissenting shareholder must deposit certificates for Integrity common stock in order to obtain payment. The notice will include a form for demanding payment and a copy of the relevant provisions of Pennsylvania law. The time set for receipt of the demand for payment and deposit of stock certificates will be not less than 30 days from the date of mailing of the notice.

Failure to Comply with Required Steps to Dissent

You must take each step in the indicated order and in strict compliance with Pennsylvania law in order to maintain your dissenters’ rights. If you fail to follow these steps, you will lose the right to dissent and you will receive the same merger consideration as those Integrity shareholders who do not dissent.

Payment of Fair Value of Shares

Promptly after the effective date of the merger, or upon timely receipt of demand for payment if the closing of the merger has already taken place, S&T will send each dissenting shareholder who has deposited his, her or its stock certificates, the amount that S&T estimates to be the fair value of the Integrity common stock held by such dissenting shareholder. The remittance or notice will be accompanied by:

•

a closing balance sheet and statement of income of Integrity for the fiscal year ending not more than 16 months before the date of remittance or notice, together with the latest available interim financial statements;

•	a statement of S&T’s estimate of the fair value of Integrity common stock; and

•	a notice of the right of the dissenting shareholder to demand supplemental payment, accompanied by a copy of the relevant provisions of Pennsylvania law.

Estimate by Dissenting Shareholder of Fair Value of Shares

If a dissenting shareholder believes that the amount stated or remitted by S&T is less than the fair value of the Integrity common stock, the dissenting shareholder must send its estimate of the fair value (deemed a demand for the deficiency) of the Integrity common stock to S&T within 30 days after S&T mails its remittance. If the dissenting shareholder does not file its estimated fair value within 30 days after the mailing by S&T of its remittance, the dissenting shareholder will be entitled to no more than the amount remitted by S&T.

Valuation Proceedings

If any demands for payment remain unsettled within 60 days after the latest to occur of:

•	the effective date of the merger;

•	timely receipt by Integrity or S&T, as the case may be, of any demands for payment; or

•	timely receipt by Integrity or S&T, as the case may be, of any estimates by dissenters’ of the fair value,

then, S&T may file an application, in the Court of Common Pleas of Cumberland County, Pennsylvania, requesting that the court determine the fair value of the Integrity common stock. If this happens, all dissenting shareholders whose demands have not been settled, no matter where they reside, will become parties to the proceeding. In addition, a copy of the application will be delivered to each dissenting shareholder.

If S&T were to fail to file the application, then any dissenting shareholder, on behalf of all dissenting shareholders who have made a demand and who have not settled their claim against S&T, may file an application in the name of S&T at any time within the 30-day period after the expiration of the 60-day period and request that the Cumberland County Court of Common Pleas determine the fair value of the shares. The fair value determined by the Cumberland County Court of Common Pleas may, but need not, equal the dissenting shareholders’ estimates of fair value. If no dissenter files an application, then each dissenting shareholder entitled to do so shall be paid no more than S&T’s estimate of the fair value of the Integrity common stock, and may bring an action to recover any amount not previously remitted, plus interest at a rate the Cumberland County Court of Common Pleas finds fair and equitable.

S&T intends to negotiate in good faith with any dissenting shareholder. If, after negotiation, a claim cannot be settled, then S&T will file an application requesting that the fair value of the Integrity common stock be determined by the Cumberland County Court of Common Pleas.

Cost and Expenses

The costs and expenses of any valuation proceedings performed by the Cumberland County Court of Common Pleas, including the reasonable compensation and expenses of any appraiser appointed by such court to recommend a decision on the issue of fair value, will be determined by such court and assessed against S&T, except that any part of the costs and expenses may be apportioned and assessed by such court against any or all of the dissenting shareholders who are parties and whose action in demanding supplemental payment is dilatory, obdurate, arbitrary, vexatious or in bad faith, in the opinion of such court.

Integrity shareholders wishing to exercise their dissenters’ rights should consult their own counsel to ensure that they fully and properly comply with applicable requirements.

Regulatory Approvals Required for the Merger

The merger and the bank merger are subject to certain regulatory approvals as set forth below.

The merger is subject to the approval of the Federal Reserve under the Bank Holding Company Act. The merger of Integrity Bank into S&T Bank, or the bank merger, is subject to the approval of the Federal Deposit Insurance Corporation, or the FDIC, under the Bank Merger Act. In addition, both the merger and the bank merger are subject to the approval of the Pennsylvania Department of Banking and Securities under the Pennsylvania Banking Code.

In reviewing S&T’s application under the Bank Holding Company Act, the Federal Reserve must consider, among other factors, the competitive effect of the merger, the managerial and financial resources and future prospects of S&T, the effect of the merger on the convenience and needs of the communities to be served, including the records of performance of the subsidiary banks of the merging companies in meeting the credit needs of the communities under the Community Reinvestment Act, the effectiveness of S&T in combating money laundering activities, and the extent to which the merger would result in greater or more concentrated risks to the stability of the United States banking or financial system. Applicable regulations require publication of notice of the application and an opportunity for the public to comment on the application in writing and to request a hearing.

In reviewing S&T Bank’s application under the Bank Merger Act, the FDIC must consider, among other factors, the competitive effect of the bank merger, the managerial and financial resources and future prospects of S&T Bank, the effect of the bank merger on the convenience and needs of the communities to be served, including the records of performance of the merging banks in meeting the credit needs of the communities under the Community Reinvestment Act, the effectiveness of S&T Bank in combating money laundering activities, and the risk that would be posed by the bank merger to the stability of the United States banking or financial system. Applicable regulations require publication of notice of the application and an opportunity for the public to comment on the application in writing.

The merger and the bank merger are also subject to the approval of the Pennsylvania Department of Banking and Securities under the Pennsylvania Banking Code. The Pennsylvania Banking Code authorizes the acquisition of a bank holding company by another bank holding company. It also authorizes the merger of a Pennsylvania-chartered bank, such as Integrity Bank, into another Pennsylvania-chartered bank, such as S&T Bank. In reviewing an application for approval of a bank merger, the Pennsylvania Department of Banking and Securities will consider, among other things, whether the plan of merger adequately protects the interests of the depositors, other creditors and shareholders, and whether the bank merger would be consistent with adequate and sound banking practices and in the public interest on the basis of the financial history and condition of the banks involved, their future prospects, the character of their management, the potential effect of the bank merger on competition, and the convenience and needs of the areas primarily to be served by the resulting institution. Public comments submitted timely in writing will also be considered

S&T has filed or will file the required applications. The merger will not proceed in the absence of regulatory approvals. Although S&T does not know of any reason why it would not obtain regulatory approvals in a timely manner, S&T cannot be certain when such approvals will be obtained or if they will be obtained.

The parties are not aware of any other governmental approvals or actions that may be required to consummate the merger. If any other approval or action is required, it is contemplated that such approval or action would be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Integrity’s Directors and Executive Officers Have Financial Interests in the Merger

In considering the recommendation of the Integrity board of directors that you vote to adopt the merger agreement and plan, you should be aware that Integrity’s directors and executive officers may have financial interests in the merger that are different from, or in addition to, the interests of the Integrity shareholders generally. Integrity’s board of directors was aware of and considered these interests, among other matters, in approving and adopting the merger agreement.

As described in more detail below, these interests include certain payments and benefits that may be provided to Integrity’s executive officers upon completion of the merger, including accelerated vesting of stock options, enhanced cash severance and continued health and welfare benefits. Additionally, for the non-employee directors, these interests include the accelerated vesting of stock options.

Board Positions and Compensation

S&T has agreed in the merger agreement that upon completion of the merger James T. Gibson, current Chairman, President and Chief Executive Officer of Integrity, and one additional member of Integrity’s board of directors to be designated prior to the closing of the merger, will be appointed to serve on the board of directors of S&T. Additionally, such individuals will become directors of S&T Bank on the effective date of the merger. Each appointee to the S&T and S&T Bank board of directors will be compensated in accordance with the policies of S&T, which are described on page 146 under the heading “Compensation Discussion and Analysis.”

S&T has also agreed to establish a south central Pennsylvania regional advisory board, and will consult with the members of Integrity’s board of directors regarding the composition of such board.

Share Ownership

As of January 7, 2015, the record date for the special meeting of Integrity shareholders, the directors and executive officers of Integrity may be deemed to be the beneficial owners of 1,161,575 shares, representing 39.02% of the outstanding shares of Integrity common stock. See “Security Ownership of Certain Beneficial Holders of Integrity” beginning on page 200.

Treatment of Integrity Stock Options

Pursuant to the terms of the merger agreement, each outstanding option to purchase shares of Integrity common stock, whether or not vested, will be cancelled and the option holder will receive from S&T in exchange an amount equal to the product of (i) the number of shares covered by the option and (ii) the difference between $52.50 and the exercise price of the option.

The following table reflects the number of options held by each director and executive officer of Integrity and the payment that each will receive in exchange for the cancellation of their options (before deduction of any applicable withholding taxes), assuming the individuals do not exercise any options prior to the merger closing.

Name and Position	Number of Shares	Total Cash Payment for Options
James T. Gibson	—	—
Chairman, President and Chief Executive Officer
Michael C. Manning	2,362	$63,278
Vice Chairman of the Board
Jean Ann Capello	1,312	$35,148
Director
Ronald J. Drnevich	1,312	$35,148
Director
Jerry Hostetter	1,312	$35,148
Director
James David Novinger	1,312	$35,148
Director
Anthony J. Schiano	1,312	$35,148
Director
Larry L. Sollenberger, MD	1,312	$35,148
Director
Steven J. Weingarten	—	—
Director
Laurel L. Leitzel	—	—
Treasurer, Secretary, Executive Vice President & Chief Financial Officer
Thomas J. Sposito, II	9,711	$276,859
Executive Vice President & Chief Operating Officer
William K. Poole	2,100	$56,259
Executive Vice President
E. Dennis Ginder	3,150	$84,389
Senior Vice President & Chief Credit Officer
Jordan D. Space	4,338	$122,798
Senior Vice President & Chief Lending Officer
Joseph C. Lieb	3,202	$89,121
Senior Vice President & Chief Technology Officer

Employment and Supplemental Executive Retirement Plan Agreements

Integrity is party to employment agreements with James T. Gibson, Laurel L. Leitzel, and Thomas J. Sposito, II, and a letter agreement with William K. Poole, each of whom are executive officers of Integrity. Integrity is also a party to a supplemental executive retirement plan agreement with Mr. Gibson. Pursuant to the merger agreement, Integrity has entered into new employment agreements with Messrs. Poole and Sposito, as well as E. Dennis Ginder and Jordan D. Space, who are also executive officers of Integrity. In connection with the merger, Integrity and Mr. Gibson have amended Mr. Gibson’s existing employment and supplemental executive retirement plan agreements.

Pursuant to the merger agreement, S&T has agreed to permit Integrity to terminate, immediately prior to the closing of the merger, the severance benefit provisions of the existing employment agreements with Messrs. Gibson and Sposito and Mrs. Leitzel, as well as the supplemental retirement plan agreement with Mr. Gibson, and pay out certain cash benefits under such agreements.

The following describes the material terms of such agreements.

Existing Employment and Supplemental Retirement Plan Agreements

Integrity is a party to employment agreements with James T. Gibson, Chairman, President and Chief Executive Officer, Laurel L. Leitzel, Chief Financial Officer, and Thomas J. Sposito, II, Executive Vice President and Chief Operating Officer, which provide for certain benefits in connection with the merger.

Amended Employment and Supplemental Retirement Plan Agreements with James T. Gibson

In connection with the execution of the merger agreement, Integrity and Mr. Gibson agreed to amend Mr. Gibson’s existing employment and supplemental executive retirement plan agreements as described below.

Pursuant to Mr. Gibson’s employment agreement, as amended, upon termination of Mr. Gibson’s employment following a change of control (the merger will constitute a change of control) by Mr. Gibson for any reason during the one-year period following the change in control, Mr. Gibson will be entitled to a lump sum payment equal to $1,674,400, payable within thirty days of termination, the continuation of certain employee benefits for twenty-four months, and certain outplacement and career counseling services.

Pursuant to Mr. Gibson’s supplemental executive retirement plan agreement, as amended, upon a separation from service prior to normal retirement age following a change in control (the merger will constitute a change of control), Mr. Gibson will be entitled to an annual benefit, payable in equal monthly installments commencing the month following the separation from service and continuing for ten years, that has an aggregate lump-sum present value equal to $1,000,000.

This amendment agreement between Mr. Gibson and Integrity Bank further provides for a cash payment of $10,000 within five days of the signing of the new agreement, for services rendered in 2014. The amendment provides for this bonus to be taken into account in determining the amount of any annual bonus that may be paid to Mr. Gibson for 2014.

The amended employment agreement also includes non-compete and non-solicitation provisions, which are applicable for three years following Mr. Gibson’s termination of employment. The non-compete provision applies to all areas within 50 miles of any office of Integrity Bank and its subsidiaries, and extends to any banking, financial services or trust related business. In addition, Mr. Gibson will be prohibited from soliciting employees and customers of Integrity Bank and its affiliates for the same time period.

S&T has agreed to permit Integrity to terminate the severance benefit provisions under Mr. Gibson’s employment agreement and his supplemental executive retirement agreement effective as of immediately prior to the closing of the merger. In such event, Mr. Gibson will be entitled to a lump sum payment of $1,781,150 and the transfer of the title to a company automobile to Mr. Gibson, each within fifteen days of closing of the merger, in satisfaction of his severance benefit rights under his employment agreement, and a lump sum payment of $1,000,000 within five business days prior to the first anniversary of the closing of the merger in full satisfaction and termination of all of his benefit rights under his supplemental executive retirement plan agreement. Such benefits are payable in lieu of any other benefits payable under the employment and supplemental executive retirement plan agreements; however, the non-compete and non-solicitation provisions of such agreements described above will remain in effect for three years.

Employment Agreement with Laurel L. Leitzel

Pursuant to the terms of her existing employment agreement, upon termination of Mrs. Leitzel’s employment by Integrity Bank for any reason other than cause or by Mrs. Leitzel for good reason, which includes the lessening of Mrs. Leitzel’s job responsibilities, Mrs. Leitzel will be entitled to a lump sum payment equal to the product of the higher of one or a fraction (the numerator of which is the number of full calendar months remaining in the current term of her agreement and the denominator of which is 36) times the sum of her highest annual base salary during the immediately preceding three calendar years and the highest annual incentive award earned by her during the three calendar years immediately preceding the year of termination, and the continuation of certain employee benefits for twenty-four months. If Mrs. Leitzel terminates her employment for good reason within two years of a change of control, or terminates employment for any reason within the 30-day period following one year after a change of control, Mrs. Leitzel will be entitled to a lump sum payment equal to two and one-half times the sum of her highest annual base salary during the immediately preceding three calendar years and the highest annual incentive award earned by her during the three calendar years immediately preceding the year of termination, the continuation of certain employee benefits for twenty-four months, and outplacement and career counseling services. In addition, any restricted stock, stock option, and/or performance share awards or grants held by Mrs. Leitzel will become fully vested and she will have six months from the date of termination to exercise stock options.

S&T has agreed to permit Integrity to terminate such severance benefit provisions under Mrs. Leitzel’s employment agreement effective immediately prior to the closing of the merger. In such event, Mrs. Leitzel will be entitled to a lump sum payment of $580,500 within fifteen days of closing of the merger in full satisfaction and termination of all of her severance rights under her employment agreement.

Employment Agreement with Thomas J. Sposito, II

Pursuant to the terms of his existing employment agreement, upon termination of Mr. Sposito’s employment by Integrity Bank for any reason other than cause or by Mr. Sposito for good reason, which includes the lessening of Mr. Sposito’s job responsibilities, Mr. Sposito will be entitled to a lump sum payment equal to two times the sum of his annual base salary during the calendar year immediately preceding his termination and the annual incentive award earned by him during the calendar year immediately preceding the year of termination, and the continuation of certain employee benefits for twenty-four months. If Mr. Sposito terminates his employment for good reason within one year of a change of control, or terminates employment for any reason within the 30-day period following one year after a change of control, in addition to the lump sum and employee benefits, Mr. Sposito will also receive outplacement and career counseling services, and any restricted stock, stock option, and/or performance share awards or grants held by Mr. Sposito will become fully vested and he will have six months from the date of termination to exercise stock options.

Mr. Sposito has entered into a new employment agreement with Integrity that, except as described below, is effective as of the effective time of the merger. S&T has agreed to permit Integrity to terminate the severance benefit provisions under his existing employment agreement effective immediately prior to the closing of the merger. In such event, Mr. Sposito will be entitled to a lump sum payment of $650,500 within fifteen days of closing of the merger in full satisfaction and termination of all of his severance rights under his employment agreement. Following consummation of the merger, Mr. Sposito will be entitled to the benefits set forth under his new employment agreement, described below.

New Employment Agreements

The new employment agreements with Messrs. Ginder, Poole, Space and Sposito will become effective as of the effective time of the merger. If the merger is not consummated, the new employment agreements will, with the exception of the 2014 Bonuses described below, become void and the aforementioned executives will continue to be subject to their prior agreements, if any.

New Employment Agreement with E. Dennis Ginder, William K. Poole, Jordan D. Space and Thomas J. Sposito, II

Pursuant to the new employment agreements, Messrs. Ginder, Poole, Space and Sposito are to be employed in the position of Senior Vice President, Executive Vice President, Senior Vice President and Senior Executive Vice President, respectively, for a term of thirty (30) months after the closing date of the merger.

The agreements each provide for a cash payment of $10,000 within five (5) days of the signing of the new agreement for services rendered in 2014 (the “2014 Bonus”), $15,000 within thirty (30) days of the effective time of the merger (the “Effective Time Bonus”), and a retention bonus equal to the executive’s then current base salary less the $15,000 effective time bonus if the executive remains in the continuous employ of S&T Bank for thirty (30) months following the merger (the “Retention Payment”), unless a change in control of S&T occurs, in which case the Retention Payment is not reduced by the Effective Time Bonus. The initial annual base salary for Messrs. Ginder, Poole, Space and Sposito under their employment agreements is $175,000, $150,000, $165,000 and $300,000, respectively. Mr. Sposito’s agreement also entitles him to a lump sum payment of $650,000, and certain continued welfare benefits, upon termination of Mr. Sposito’s service period under his new agreement for any reason. He is not entitled to this benefit, however, if he has previously received the $650,500 payment and/or benefits upon a termination of his severance benefit rights under his original employment agreement, as described above, or if it would result in a duplication of such payments or benefits. Integrity is also party to a separate a letter agreement, dated April 18, 2013, with Mr. Poole, which entitles him to a lump sum payment of $250,000, payable upon completion of the merger. The 2014 Bonus for Mr. Gibson, as explained above, will be taken into account in determining the amount of any annual bonus that may be paid to Mr. Gibson for 2014.

Each executive will also be entitled to other benefits offered to executives of S&T Bank, including participation in incentive compensation plans, life insurance and disability benefits, health benefits, the use of a company-owned automobile, a country club membership and other benefits generally available to employees of S&T Bank.

The agreements provide for certain payments in the event that the executive’s employment is terminated by S&T Bank other than for “cause” or by the executive for “good reason”, each as defined in the agreement, prior to the end of the initial thirty (30) month term. In such an event, the executive is entitled to receive any unpaid portion of his base salary through the date of termination, any accrued and vested benefits to which the executive is otherwise entitled, the continuation of his base salary through the end of the initial term of the agreement payable in accordance with normal payroll practices, and, if the termination occurs before the end of the initial term and before a “change in control” of the bank, a cash payment equal to the Retention Payment that would have been made had the executive remained employed by the bank through the end of the initial term.

The new employment agreements also include non-compete and non-solicitation provisions, which are applicable until the earlier of the expiration of the initial term of the agreement and the date of a change in control. The non-compete provision applies to any county within Pennsylvania in which the holding company or bank (or any of their affiliates) conducts operations during the term of his employment, and applies to any business in which S&T or any of its affiliates engages at the time the executive is terminated. In addition, the executive will be prohibited from soliciting employees and customers of S&T and its affiliates for the same time period.

Summary of Cash Compensation to Executive Officers of Integrity in Connection with the Merger

Each of Integrity’s executive officers is eligible to receive compensation that is based on or otherwise relates to the merger with S&T, which is summarized in the table below. Messrs. Gibson and Sposito and Mrs. Leitzel will be entitled to receive compensation under their existing agreements with Integrity, described above under “—Existing Employment and Supplement Executive Retirement Plan Agreements” and Messrs. Ginder, Poole, Space and Sposito will be entitled to receive compensation under their new employment agreements with Integrity, described above under “—New Employment Agreements”.

In addition to the amounts payable under their employment agreements, and with respect to Mr. Gibson, supplemental executive retirement plan, and, with respect to Mr. Poole, his letter agreement, each of the executive officers who hold outstanding Integrity stock options will be entitled to accelerated vesting of such stock options and the payment of cash therefore. Executive officers who hold outstanding, exercisable Integrity stock options may elect to exercise such options prior to closing, in which event such individuals may receive stock, cash or a mix of stock and cash for such shares in accordance with the merger agreement. Therefore, the amounts received with respect to such shares will likely differ from the amounts reflected in the Equity column of the table below. For more information, please see the sections entitled “Treatment of Integrity Stock Options” above.

The following table summarizes the compensation that each executive officer of Integrity would receive that is based on or otherwise relates to the merger, assuming the following:

•	the merger closed on December 14, 2014, the latest practicable date prior to the filing of this proxy statement/prospectus;

•

the employment agreements of Messrs. Gibson and Sposito and Mrs. Leitzel, and the supplemental executive retirement plan agreement of Mr. Gibson, are terminated by Integrity immediately prior to the closing of the merger, and the employment of Messrs. Ginder, Poole, Space and Sposito does not terminate and there is no change in control of S&T prior to thirty (30) months following the effective date of the merger; and

•	the individuals do not exercise any options prior to the merger closing.

Executive Name	Cash (1)	Equity (2)	Pension/ NQDC (3)	Other (4)	Total
James T. Gibson	$1,781,150	—	$1,000,000	$10,000	$2,791,150
Dennis Ginder	—	$84,389	—	$170,000	$254,389
Laurel L. Leitzel	$580,500	—	—	—	$580,500
William K. Poole	—	$56,259	—	$395,000	$451,259
Jordan D. Space	—	$122,797	—	$160,000	$282,797
Thomas J. Sposito	$650,500	$276,859	—	$295,000	$1,222,359
Joseph C. Lieb	$105,000	$89,121	—	—	$194,121

(1)	For all individuals except Mr. Lieb, the amounts in this column represent cash payments owing under existing employment agreements upon termination of the executive’s employment agreement immediately prior to the merger closing, and are payable in a lump sum within fifteen days after the closing date. With respect to Mr. Lieb, such amount represents the amount payable in the event his employment is terminated by S&T within six months following the closing date.
(2)	The amounts in this column represent the payment that each will receive in exchange for the cancellation of their options (before deduction of any applicable withholding taxes), assuming the individuals do not exercise any options prior to the merger closing.
(3)	The amounts in this column represent cash payments owing under an existing supplemental retirement plan agreement upon termination of such agreement immediately prior to the merger closing that is payable within five days of the first anniversary of the closing.
(4)	The amounts in this column represent: (i) with respect to all executives except Mrs. Leitzel, the $10,000 2014 Bonus; (ii) with respect to Messrs. Ginder, Poole, Space and Sposito, the $15,000 Effective Time Bonus; (iii) with respect to Messrs. Ginder, Poole, Space and Sposito, the Retention Payment; and (iv) with respect to Mr. Poole, a cash payment of $250,000 payable upon completion of the merger payable pursuant to his letter agreement with Integrity. The 2014 Bonus has been paid in a lump sum; the Effective Time Bonus is payable in a lump sum within thirty days following the effective time of the merger; and the Retention Payments are payable in a lump sum if the executive remains in the continuous employ of S&T Bank for thirty (30) months following the merger. Please refer to “—Existing Employment and Supplement Executive Retirement Plan Agreements” and “—New Employment Agreements” beginning at page 53 and 54, respectively, for additional information regarding the existing and new employment and supplemental executive retirement plan agreements.

Indemnification and Insurance

The merger agreement requires S&T to maintain in effect for six years after completion of the merger the current indemnification rights and limitations on liability in favor of the directors, officers and employees of Integrity and its subsidiaries under their respective articles of incorporation, by-laws or similar governing documents. The merger agreement also provides that, upon completion of the merger, S&T will indemnify and hold harmless, and provide advancement of expenses to, all past and present officers and directors of Integrity and its subsidiaries in their capacities as such against all losses, claims, damages, costs, expenses, liabilities, judgments or amounts paid in settlement to the fullest extent permitted by applicable laws.

The merger agreement provides that S&T will maintain for a period of six years after completion of the merger Integrity’s current directors’ and officers’ liability insurance policies, or policies of at least the same coverage and amount and containing terms and conditions that are not less advantageous than the current policy, with respect to acts or omissions occurring prior to the effective time of the merger, except that S&T is not required to incur an annual premium expense greater than 200% of Integrity’s current annual directors’ and officers’ liability insurance premium.

THE MERGER AGREEMENT

The following describes certain aspects of the merger, including material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this proxy statement/prospectus as Annex A and is incorporated by reference in this proxy statement/prospectus. S&T and Integrity urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing this merger.

Terms of the Merger

Each of the Integrity board of directors and the S&T board of directors has unanimously adopted the agreement and plan of merger, which provides for the merger of Integrity with and into S&T. S&T will be the surviving corporation in the merger. Each share of S&T common stock issued and outstanding immediately prior to completion of the merger will remain issued and outstanding as one share of common stock of S&T. Each share of Integrity common stock issued and outstanding at the effective time of the merger (with the exception of Company-Owned Stock, as defined below, and shares for which dissenters’ rights are exercised) will be converted into either cash or S&T common stock, as described below. See “—Consideration to Be Received in the Merger.” Company-Owned Stock means shares of Integrity stock held by Integrity or any of its subsidiaries or by S&T or any of its subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted in good faith. Each share of Integrity common stock held as Company-Owned Stock immediately prior to the effective time of the merger will be canceled and retired and no consideration will be issued in exchange.

The S&T articles of incorporation will be the articles of incorporation, and the S&T by-laws will be the by-laws, of the combined company after completion of the merger. The merger agreement provides that S&T may change the method of effecting the merger if and to the extent it deems such change to be necessary, appropriate, or desirable. No such change will alter the amount or kind of merger consideration to be provided under the merger agreement, adversely affect the tax treatment of the merger as a reorganization under Section 368(a) of the Internal Revenue Code, or materially impede or delay completion of the merger.

Closing and Effective Time of the Merger

The merger will be completed only if all of the following occur:

•	the agreement and plan of merger is adopted by Integrity shareholders;

•

all required governmental and regulatory consents and approvals have been obtained without a condition or restriction that S&T reasonably determines would have a material adverse effect on S&T or would be unduly burdensome; and

•	all other conditions to the merger discussed in this proxy statement/prospectus and the merger agreement are either satisfied or waived.

The merger will become effective when articles of merger are filed with the Department of State of the Commonwealth of Pennsylvania. However, S&T and Integrity may agree to a later time for completion of the merger and specify that time in accordance with Pennsylvania law. In the merger agreement, S&T and Integrity have agreed to cause the completion of the merger to occur on the date designated by S&T that is within fifteen (15) days following the satisfaction or waiver of the conditions specified in the merger agreement (other than those conditions that by their nature are to be satisfied at the closing, or on another mutually agreed date). It currently is anticipated that the effective time of the merger will occur in the first quarter of 2015, but S&T and Integrity cannot guarantee when or if the merger will be completed.

Consideration to be Received in the Merger

As a result of the merger each Integrity shareholder will have the right, with respect to each share of Integrity common stock held (excluding Company-Owned Stock and shares for which dissenters’ rights are exercised), to elect to receive merger consideration consisting of either cash or shares of S&T common stock, in accordance with the election and allocation procedures provided for in the merger agreement.

The merger agreement provides that at the effective time of the merger, each share of Integrity common stock (excluding Company-Owned Stock and shares for which dissenters’ rights are exercised) will be converted into either the right to receive $52.50 in cash without interest or 2.0627 shares of S&T common stock, as described below.

Under the terms of the merger agreement, at least 80% of the total number of shares of Integrity common stock outstanding at the effective time of the merger (excluding Company-Owned Stock and shares for which dissenters’ rights are exercised) will be converted into stock consideration, and the remaining outstanding shares of Integrity common stock (excluding Company-Owned Stock and shares for which dissenters’ rights are exercised) will be converted into cash consideration. To the extent necessary to satisfy these relative proportion of types of consideration, certain allocation and proration procedures, described below in “—Proration Procedures,” will be used.

Integrity shareholders must return their properly completed and signed form of election to the exchange agent prior to the Election Deadline, in accordance with the instructions provided with the election form. If you are an Integrity shareholder and you do not return your form of election by the Election Deadline or improperly complete or do not sign your form of election, you will receive cash, shares of S&T common stock or a mixture of cash and shares of S&T common stock, based on what is available after giving effect to the valid elections made by other shareholders, as well as the adjustment described below.

If you are an Integrity shareholder, you may specify different elections with respect to different shares held by you (for example, if you have 100 shares, you could make a cash election with respect to 50 shares and a stock election with respect to the other 50 shares).

Cash Election

The merger agreement provides that each Integrity shareholder who makes a valid cash election will have the right to receive, in exchange for each share of Integrity common stock held by such holder, an amount in cash equal to $52.50 without interest, or the cash consideration. However, because the maximum percentage of the total number of shares of Integrity common stock to be converted into cash is 20%, an Integrity shareholder who makes a cash election may nevertheless receive a mix of cash and stock.

Stock Election

The merger agreement provides that each Integrity shareholder who makes a valid stock election will have the right to receive, in exchange for each share of Integrity common stock held, 2.0627 shares of S&T common stock. S&T and Integrity sometimes refer to such shares of S&T common stock as the “stock consideration.” Because the percentage of the total number of shares of Integrity common stock to be converted into S&T common stock is capped, an Integrity shareholder who makes a stock election may nevertheless receive a mix of cash and stock. At least 80% of the total number of shares of Integrity common stock will be converted into S&T common stock.

No fractional shares of S&T common stock will be issued to any holder of Integrity common stock upon completion of the merger. For each fractional share that would otherwise be issued, S&T will pay cash in an amount equal to the fraction multiplied by $52.50. No interest will be paid or accrued on cash payable to holders in lieu of fractional shares.

Non-Election Shares

If an Integrity shareholder does not make an election to receive cash or S&T common stock in the merger, your elections are not received by the exchange agent by the Election Deadline, your forms of election are improperly completed and/or are not signed, or you do not send together with your forms of elections your certificates representing shares of Integrity common stock (or a properly completed notice of guaranteed delivery), you will be deemed to not have made an “election.” Shareholders not making an election may be paid in only cash, only S&T common stock or a mix of cash and shares of S&T common stock depending on, and after giving effect to, the number of valid cash elections and stock elections that have been made by other Integrity shareholders using the proration adjustment described below.

Proration Procedures

If, after taking into account all valid elections, Integrity shareholders elect to convert exactly 80% of the total outstanding shares of Integrity common stock into S&T common stock, then any Integrity shareholders who elected to receive any portion of the merger consideration in cash will be entitled to receive that portion in cash and any Integrity shareholders who did not make an election will be entitled to receive only cash. If Integrity shareholders elect to convert exactly 20% of the total outstanding shares of Integrity common stock into cash, then any Integrity shareholders who elected to receive any portion of the merger consideration in stock will be entitled to receive that portion in stock and any Integrity shareholders who did not make an election will be entitled to receive only stock.

If, after taking into account all valid elections, Integrity shareholders elect to convert more than 20% of the total outstanding shares of Integrity common stock into S&T common stock into cash, then any Integrity shareholders who elected to receive any portion of the merger consideration in S&T common stock will be entitled to receive that portion in stock, and, as a group, any Integrity shareholders who elected to receive a portion of the merger consideration in cash and any Integrity shareholders who did not make an election will be subject to a proration process that will result in the holder receiving shares of S&T common stock in lieu of some cash. Notwithstanding the foregoing, record holders of less than 100 shares of Integrity common stock on the date of the merger agreement who elect to receive cash will not be required to take any stock.

If, after taking into account all valid elections, Integrity shareholders elect to convert more than 80% of the total outstanding shares of Integrity common stock into S&T common stock, then S&T, at its sole discretion, may increase the percentage of shares convertible into S&T common stock. To the extent that Integrity shareholders make elections to convert more than 80% of the total outstanding shares of Integrity common stock into S&T common stock and S&T does not decide to increase the number of shares convertible into Integrity common stock to accommodate the excess elections, the elections will be treated as follows: (i) any Integrity shareholder who elected to receive any portion of the merger consideration in cash will be entitled to receive that portion in cash; (ii) any Integrity shareholders who did not make an election will be entitled to receive only cash; and (iii) any Integrity shareholders who elected to receive all or a portion of the merger consideration in S&T common stock, will be subject to a proration process that will result in the holder receiving cash in lieu of some S&T common stock.

If Integrity shareholders elect to convert 100% of the total outstanding shares of Integrity common stock into S&T common stock, then the merger consideration will be distributed on a pro rata basis to all shareholders such that 80% of the shares are converted into S&T common stock and 20% of the shares are converted into cash; provided, however, that S&T, in its sole discretion, may decide to increase the percentage of shares convertible into S&T common stock to accommodate all or a portion of the elections in excess of 80%.

Finally, if Integrity shareholders elect to convert 100% of the total outstanding shares of Integrity common stock into cash, the merger consideration will be distributed on a pro rata basis to all shareholders such that 20% of the shares are converted into cash and 80% are converted into stock.

Notwithstanding these proration rules, in order that the tax opinion described under “Material United States Federal Income Tax Consequences of the Merger” (page 73) can be rendered, it may be necessary for S&T to reduce the number of Integrity common shares that will be converted into the right to receive cash and correspondingly increase the number of Integrity common shares that will be converted into S&T common stock above the number otherwise determined under the terms of the merger agreement.

S&T is not making any recommendation as to whether Integrity shareholders should elect to receive only S&T common stock, only cash or a combination of both types of consideration. S&T is also not making any recommendation as to whether Integrity shareholders should elect to receive a specific ratio of cash or S&T common stock. Each Integrity shareholder must make his or her own decision with respect to the election to receive S&T common stock, cash or a combination thereof for his or her shares of Integrity stock. In addition, because the tax consequences of receiving cash will differ from the tax consequences of receiving S&T common stock, each shareholder should carefully read the discussion included below under “Material United States Federal Income Tax Consequences of the Merger” (page 73) and consult their personal tax advisor.

Treatment of Integrity Stock Options

Each outstanding option to purchase shares of Integrity common stock granted under any Integrity stock option plan, whether or not then exercisable, will be cancelled in exchange for the right to receive an amount equal to the difference between $52.50 and the exercise price of such Integrity stock options.

Conversion of Shares; Exchange of Certificates; Elections as to Form of Consideration

The conversion of Integrity common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. As soon as reasonably practicable after completion of the merger but in any event within five business days, the exchange agent will exchange certificates representing shares of Integrity common stock for the merger consideration, without interest, to be received in the merger pursuant to the terms of the merger agreement. However, if you have not previously submitted your stock certificates, you will be required to submit your certificates before you will receive your merger consideration. American Stock Transfer and Trust Company will be the exchange agent in the merger and will receive your form of election, exchange certificates for the merger consideration and perform other duties as explained in the merger agreement.

Form of Election

The form of election and related transmittal materials are being mailed to Integrity shareholders separately from the mailing of this proxy statement/prospectus. The form of election and related documents will allow you to make cash or stock elections or a combination of both.

The Election Deadline will be on the business day that is five (5) business days preceding the Closing Date. S&T and Integrity will publicly announce the anticipated Election Deadline at least seven business days before the anticipated Election Deadline.

If you wish to elect the type of merger consideration you will receive in the merger, you should carefully review and follow the instructions that will be set forth in the form of election. Shareholders who hold their shares of Integrity common stock in “street name” or through a bank, broker or other nominee should follow the instructions of the bank, broker or other nominee for making an election with respect to such shares of Integrity common stock. Shares of Integrity common stock as to which the holder has not made a valid election prior to the Election Deadline will be treated as non-election shares.

To make a valid election, each Integrity shareholder must submit a properly completed form of election, together with stock certificates, so that it is actually received by the exchange agent at or prior to the Election Deadline in accordance with the instructions on the form of election. A form of election will be properly completed only if accompanied by certificates representing all shares of Integrity common stock covered by the form of election (or appropriate evidence as to the loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification, as will be described in the form of election). If you are an Integrity shareholder and you cannot deliver your stock certificates to the exchange agent by the Election Deadline, you may deliver a notice of guaranteed delivery promising to deliver your stock certificates, as will be described in the form of election, so long as (1) the guarantee of delivery is from a firm which is a member of any registered national securities exchange or a commercial bank or trust company in the United States and (2) the actual stock certificates are in fact delivered to the exchange agent by the time set forth in the guarantee of delivery.

Generally, an election may be revoked or changed, but only by written notice received by the exchange agent by 5:00 p.m. local time for the exchange agent, on the business day prior to the Election Deadline accompanied by a properly completed and signed revised form of election. Integrity shareholders will not be entitled to revoke or change their elections following the Election Deadline. As a result, if you have made elections, you will be unable to revoke your elections or sell your shares of Integrity common stock during the interval between the Election Deadline and the date of completion of the merger.

Shares of Integrity common stock as to which the holder has not made a valid election prior to the Election Deadline, including as a result of revocation, will be deemed non-election shares. If it is determined that any purported cash election or stock election was not properly made, the purported election will be deemed to be of no force or effect and the holder making the purported election will be deemed not to have made an election for these purposes, unless a proper election is subsequently made on a timely basis.

Letter of Transmittal

Soon after the completion of the merger, the exchange agent will mail a letter of transmittal to only those persons who were Integrity shareholders at the effective time of the merger and who have not previously submitted a form of election and properly surrendered shares of Integrity common stock to the exchange agent. This mailing will contain instructions on how to surrender shares of Integrity common stock (if these shares have not already been surrendered) in exchange for the merger consideration the holder is entitled to receive under the merger agreement.

If a certificate for Integrity common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification.

Dividends and Distributions

Until Integrity common stock certificates are surrendered for exchange, any dividends or other distributions declared after the effective time with respect to S&T common stock into which shares of Integrity common stock may have been converted will accrue but will not be paid. S&T will pay to former Integrity shareholders any unpaid dividends or other distributions, without interest, only after they have duly surrendered their Integrity stock certificates.

Prior to the effective time of the merger, Integrity and its subsidiaries may not make, declare, pay or set aside any dividend or distribution on its capital stock or repurchase any shares of its capital stock, other than, if permitted by applicable law or regulation or otherwise by the FDIC, Pennsylvania Department of Banking and Securities, or other regulatory authority, dividends paid by any wholly-owned Integrity subsidiary to its parent company.

Representations and Warranties

The merger agreement contains customary representations and warranties of Integrity and S&T relating to their respective businesses. The representations must be true and correct in all material respects, as of the date of the merger agreement and as of the effective date as though made on and as of the effective date (except that representations and warranties that by their terms speak as of the date of the merger agreement or some other date will be true and correct in all material respects as of such date). The representations and warranties in the merger agreement do not survive the effective time of the merger.

Each of S&T and Integrity has made representations and warranties to the other regarding, among other things:

•	corporate matters, including organization, standing and authority;

•	capitalization;

•	subsidiaries;

•	authority relative to execution and delivery of the merger agreement and the absence of breach or violations of governing documents or other obligations as a result of the merger;

•	required governmental filings and consents;

•	the timely filing of reports with governmental entities, and the absence of investigations by regulatory agencies;

•	financial statements, internal controls and accounting;

•	the absence of circumstances and events reasonably likely to have a material adverse effect;

•	legal proceedings;

•	regulatory matters;

•	compliance with applicable laws;

•	material contracts, exclusivity arrangements, and other certain types of contracts;

•	absence of actions giving rise to any valid claim for a brokerage commission or finder’s fee;

•	employee matters, including employee benefit plans;

•	labor matters;

•	compliance with requirements of state takeover laws;

•	environmental matters;

•	tax matters;

•	risk management arrangements;

•	maintenance of books and records;

•	insurance coverage;

•	off-balance-sheet transactions;

•	properties;

•	investment and loan portfolios;

•	allowance for loan losses;

•	repurchase agreements; and

•	Bank Secrecy Act and anti-money laundering compliance matters.

In addition, Integrity has made other representations and warranties about itself to S&T as to:

•	deposit insurance;

•	repayment of debt;

•	the entry by each member of the board of directors of Integrity into a voting agreement with S&T;

•	the entry into agreements with certain executives for continued employment with Integrity Bank following the closing of the merger agreement; and

•	the receipt of a financial advisor’s fairness opinion.

In addition, S&T has made other representations and warranties about itself to Integrity as to its financial capacity to fulfill its obligations with respect to the merger consideration, and the administration of its trust accounts in all material respects in accordance with the terms of its governing documents and applicable laws and regulations.

S&T also has made representations and warranties to Integrity regarding the availability of cash to pay the cash portion of the merger consideration and the authorization and valid issuance of the S&T common stock to pay the stock portion of the merger consideration.

The representations and warranties described above and included in the merger agreement were made by each of S&T and Integrity to the other party. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to by S&T and Integrity in connection with negotiating the terms of the merger agreement, and may have been included in the merger agreement for the purpose of allocating risk between S&T and Integrity rather than to establish matters as facts. The merger agreement is described herein, and included as Annex A, only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding Integrity, S&T or their respective businesses. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this proxy statement/prospectus. See “Where You Can Find More Information” on page 208.

Covenants and Agreements

Each of Integrity and S&T has undertaken customary covenants that place restrictions on it and its subsidiaries until the effective time of the merger. In general, each of S&T and Integrity agreed to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the merger as promptly as practicable.

Integrity has agreed to operate its business only in the ordinary course and to use reasonable best efforts to preserve intact its business organization and assets and maintain its rights, franchises, and existing relations with customers, suppliers, employees and business associates. In addition, Integrity has agreed that, with certain exceptions and except with S&T’s prior written consent (which is not to be unreasonably withheld), Integrity will not, and will not permit any of its subsidiaries to, among other things, undertake the following extraordinary actions:

•

enter into any new material line of business or change its lending, investment, underwriting, risk, asset liability management or other banking and operating policies, except as required by applicable law, regulation, or policies imposed by any governmental authority;

•

issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of Integrity common stock other than pursuant to rights outstanding, or permit any additional shares of Integrity common stock to become subject to new grants of employee or director stock options or similar stock-based employee rights;

•	make, declare or pay any dividends or other distributions on any shares of its capital stock, except as set forth above in “—Dividends and Distributions”;

•	take specified actions relating to director and employee compensation, benefits, hiring and promotion;

•	undertake extraordinary corporate transactions, such as mergers and acquisitions, or other transactions, such as sales of assets outside the ordinary course of business;

•	amend any provision of its articles of incorporation, by-laws or similar governing documents;

•

implement or adopt any change in its accounting principles, practices or methods, other than as may be required by United States generally accepted accounting principles or regulatory accounting principles;

•	other than in the ordinary course of business consistent with past practice, enter into, amend or modify in any material respect or terminate any material contract;

•

other than in the ordinary course of business consistent with past practice, settle any claim other than payments in cash in an amount that is not material to Integrity and its subsidiaries, and that do not create negative precedent for any other material claim, action or proceeding;

•	take any action that would, or is reasonably likely to, prevent or impede the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•

take any action that would result in any of the representations and warranties becoming untrue or that would cause the failure of a closing condition or violation of any provision of the merger agreement, except as required by applicable law or regulation;

•

except pursuant to applicable law or regulation or as required by the FDIC, Pennsylvania Department of Banking and Securities or other regulatory authority, implement or adopt any material change in its risk management policies, procedures or practices, or fail to follow its existing policies or practices with respect to risk management, or fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to risk;

•	incur any indebtedness for borrowed money in excess of $200,000 other than in the ordinary course of business consistent with past practice;

•	make any capital expenditures or commitments in excess of $50,000 individually, or $200,000 in the aggregate, other than as previously committed;

•	close or relocate any offices at which business is conducted or open any new offices or ATMs, except as previously disclosed;

•

make, change or revoke any material tax election, adopt or change an annual tax accounting period, change any tax accounting method, file any material amended tax return, enter into any closing agreement with respect to taxes, settle any material tax claim or surrender any material claim for a refund of taxes; or

•	agree or commit to do any of the actions prohibited by the preceding bullets.

S&T has agreed that, except with Integrity’s prior written consent (which is not to be unreasonably withheld), S&T will not take any action that would: (i) result in any of the conditions to the merger not being satisfied; (ii) prevent or impede the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; or (iii) cause any of its representations or warranties to become untrue.

The merger agreement also contains mutual covenants relating to the preparation of this proxy statement/prospectus, the regulatory application and the holding of the special meeting of Integrity shareholders, access to information of the other company and public announcements with respect to the transactions contemplated by the merger agreement. Integrity and S&T have also agreed to use all reasonable best efforts to take all actions needed to obtain necessary governmental and third-party consents and to consummate the transactions contemplated by the merger agreement.

Bank Merger

S&T and Integrity have agreed to enter into a merger agreement pursuant to which Integrity Bank will merge with and into S&T Bank as soon as practicable after the execution of the parent merger agreement. The bank merger is intended to become effective as promptly as practicable following the closing of the merger of the parent companies. Until the bank merger is effective, Integrity Bank will continue to operate as a separate subsidiary bank of S&T. In the merger agreement, S&T has agreed to operate under the name “Integrity Bank” in the markets in which Integrity Bank currently operates for a period of three years following the merger. Therefore, after the bank merger, S&T Bank intends to operate under the name “Integrity Bank, A Division of S&T Bank” in such markets until the third anniversary of the closing of the merger.

Reasonable Best Efforts of Integrity to Obtain the Required Shareholder Vote

Integrity has agreed to hold a meeting of its shareholders as soon as is reasonably practicable for the purpose of obtaining shareholder adoption of the agreement and plan of merger. Integrity will use all reasonable lawful action to obtain such approval. Subject to its fiduciary duties, as determined in good faith after consultation with its outside legal counsel, Integrity’s board of directors has agreed to recommend that its shareholders vote in favor of the agreement and plan of merger.

Agreement Not to Solicit Other Offers

Integrity also has agreed that it, its subsidiaries and their officers, directors, employees, representatives, agents or affiliates will not, directly or indirectly:

•

initiate, solicit, or encourage any inquiry or proposal that constitutes an Acquisition Proposal (as defined below) or enter into or maintain or continue any discussions or negotiations with respect to such inquiry; or

•	enter into any agreement regarding any Acquisition Proposal or authorize or permit any of its officers, directors, employees, subsidiaries or any representative to take any such action.

However, Integrity may consider and participate in discussions and negotiations with respect to an unsolicited Acquisition Proposal if the Integrity board of directors determines in good faith (after consultation with outside legal counsel and financial advisors) that failure to take these actions would be reasonably likely to violate its fiduciary duties. In addition, Integrity must not provide confidential information or data to any person in connection with an Acquisition Proposal unless the person has executed a confidentiality agreement on terms at least as favorable as the terms contained in the confidentiality agreement between Integrity and S&T.

Integrity has agreed:

•

to notify S&T within two business days after receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, or any material change to any Acquisition Proposal, or any request for nonpublic information relating to Integrity or any of its subsidiaries or for access to the properties, books or records of Integrity or any of its subsidiaries by any person or entity that informs the board of directors of Integrity that it is considering making, or has made, an Acquisition Proposal, and to provide S&T with relevant information regarding such inquiry, proposal, modification or amendment;

•	to keep S&T fully informed of the status and details of any such proposal or inquiry and any developments with respect thereto;

•

not to release any third party from the confidentiality and standstill provisions of any agreement to which Integrity or its subsidiaries is or may become a party and to take all steps necessary to terminate any approval that may have been given under any such provisions authorizing any person to make an Acquisition Proposal; and

•

to cease any existing discussions or negotiations with any persons with respect to any Acquisition Proposal and to use reasonable best efforts to cause all persons other than S&T who have been furnished with confidential information in connection with an Acquisition Proposal within the 12 months prior to the date of the merger agreement to return or destroy such information.

Acquisition Proposal means any proposal or offer as to any of the following (other than the merger with S&T) involving Integrity or any of its subsidiaries:

•	any merger, consolidation, share exchange, business combination or other similar transaction;

•	any sale, lease, exchange, pledge, transfer or other disposition of 25% or more of its consolidated assets or liabilities in a single transaction or series of transactions;

•	any tender offer or exchange offer for, or other acquisition of, 25% or more of the outstanding shares of capital stock; or

•	any public announcement of a proposal, plan or intention to do, or any agreement to engage in, any of the actions listed in the foregoing bullets.

Expenses and Fees

In general, each of S&T and Integrity will be responsible for all expenses incurred by it in connection with the negotiation and completion of the transactions contemplated by the merger agreement.

Employee Matters

All employees of Integrity and its subsidiaries as of immediately prior to the merger will be employed by S&T or one or more of its subsidiaries after the merger and their employment will be subject to S&T’s and its subsidiaries’ usual terms, conditions and policies of employment. To the extent that Integrity employees do not continue to be covered after the merger by Integrity plans that provide medical, dental and other welfare benefits, (i) for the calendar year including the date of merger, Integrity employees will not have to satisfy any deductible, co-payment, out-of-pocket maximum, or similar requirements under the benefit plans maintained by S&T or its subsidiaries that provide medical, dental and other welfare benefits to the extent of amounts previously credited for such purposes under Integrity’s corresponding plans, and (ii) S&T has agreed to waive any waiting periods, pre-existing conditions exclusions and requirements to show evidence of good health under applicable S&T benefit plans, except to the extent any such waiting period, pre-existing condition, exclusion or requirement to show evidence of good health applied under the corresponding Integrity plan. Integrity employees will be given credit for their service with Integrity and its subsidiaries for purposes of eligibility and vesting purposes (but not for benefit accrual purposes) under the S&T benefit plans, solely to the extent permitted under such plans and to the extent that S&T makes such plans available to Integrity employees. S&T and its subsidiaries have no obligation to continue the employment of any Integrity employee for any period following the merger and may amend or terminate employee benefits programs from time to time as they deem appropriate.

Integrity has agreed to terminate its 401(k) plan prior to the effective date of the merger. The merger agreement provides that none of the employment provisions discussed in this section create any third party beneficiary rights in any employee or former employee of Integrity or any of its subsidiaries.

Additionally, Integrity has agreed to take all actions requested by S&T that may be necessary or appropriate to: (i) terminate Integrity benefit plans; (ii) cause benefit accruals and entitlements under any plan to cease; (iii) cause the continuation of any contract, arrangement, or insurance policy relating to any plan for a period requested by S&T; or (iv) facilitate the merger of any plan into an employee benefit plan maintained by S&T.

Indemnification and Insurance

The merger agreement provides that in the event of any threatened or actual claim, action, suit, proceeding or investigation in which any person who is or has been a director or officer of Integrity or is threatened to be made party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of Integrity or any of its subsidiaries or predecessors, or (ii) the merger agreement, Integrity and S&T will cooperate and use their reasonable best efforts to defend against and respond thereto. S&T has agreed to indemnify and hold harmless each such indemnified party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each party to the fullest extent permitted by law), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit proceeding or investigation. Additionally, the indemnified parties may retain counsel reasonably satisfactory to them after consultation with S&T. However, S&T retains the right to assume the defense thereof and upon such assumption S&T will not be liable to any indemnified party for any legal expenses of other counsel or any other expenses subsequently incurred in connection with the defense thereof, except that if S&T elects not to assume such defense or counsel or the indemnified party reasonably advises that there are issues which raise conflicts of interest between S&T and the indemnified party, the indemnified party may retain counsel reasonably satisfactory to him after notification and S&T will pay the reasonable fees and expenses. Under the merger agreement, S&T is obligated to pay for only one firm of counsel for all indemnified parties, and S&T is not liable for any settlement effected without its prior written consent (which will not be unreasonably withheld). S&T will have no further obligation to any indemnified party when and if a court of competent jurisdiction ultimately determines, and such determination is final and non-appealable, that indemnification is prohibited by law or to any indemnified party that commits fraud. S&T’s indemnification obligations continue for six years after completion of the merger, but the right to indemnification in respect of any claim asserted within that time period continues until the final disposition of the claim.

The merger agreement requires S&T to maintain in effect for six years after completion of the merger the current rights of Integrity directors, officers and employees to indemnification under the Integrity articles of incorporation or the Integrity by-laws or similar governing documents. The merger agreement also provides that, upon completion of the merger, S&T will indemnify and hold harmless, and provide advancement of expenses to, all past and present officers, directors and employees of Integrity and its subsidiaries in their capacities as such against all losses, claims, damages, costs, expenses, liabilities, judgments or amounts paid in settlement to the fullest extent permitted by applicable laws.

The merger agreement provides that S&T will maintain for a period of six years after completion of the merger Integrity’s current directors’ and officers’ liability insurance policies, or policies of at least the same coverage and amount and containing terms and conditions that are not less advantageous than the current policy, with respect to acts or omissions occurring prior to the effective time of the merger, except that S&T is not required to incur an annual premium expense greater than 200% of Integrity’s current annual directors’ and officers’ liability insurance premium.

Conditions to Complete the Merger

S&T’s and Integrity’s respective obligations to complete the merger are subject to the fulfillment or waiver of certain conditions, including:

•	the adoption of the agreement and plan of merger by the requisite vote of Integrity shareholders;

•	the approval of the listing of S&T common stock to be issued in the merger on NASDAQ Global Select Market, subject to official notice of issuance;

•

the effectiveness of the registration statement of which this proxy statement/prospectus is a part with respect to the S&T common stock to be issued in the merger under the Securities Act and the absence of any stop order or proceedings initiated or threatened by the SEC for that purpose;

•	the receipt by each of S&T and Integrity of a legal opinion with respect to certain United States federal income tax consequences of the merger;

•

the receipt and effectiveness of all governmental and other approvals, registrations and consents on terms and conditions that would not have a material adverse effect or be unduly burdensome on S&T, and the expiration of all related waiting periods required to complete the merger; and

•

the absence of any law, statute, regulation, judgment, decree, injunction or other order in effect by any court or other governmental entity that prohibits completion of the transactions contemplated by the merger agreement.

Each of S&T’s and Integrity’s obligations to complete the merger is also separately subject to the satisfaction or waiver of a number of conditions including:

•	the absence of a material adverse effect on the other party; and

•

the truth and correctness of the representations and warranties of each other party in the merger agreement, subject to the materiality standard provided in the merger agreement, and the performance by each other party in all material respects of their obligations under the merger agreement and the receipt by each party of certificates from the other party to that effect.

In addition, the obligation of S&T to complete the merger is subject to the expiration or unavailability of rights to demand appraisal under the Pennsylvania Business Corporation Law with respect to at least 90% of the outstanding shares of Integrity common stock (excluding Company-Owned Stock).

S&T and Integrity cannot provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party. As of the date of this proxy statement/prospectus, S&T and Integrity have no reason to believe that any of these conditions will not be satisfied.

Termination of the Merger Agreement

The merger agreement can be terminated at any time prior to completion by mutual consent or by either party in the following circumstances:

•

if there is a breach by the other party that would cause the failure of the closing conditions, unless the breach is capable of being, and is, cured within 30 days of notice of the breach and the terminating party is not itself in material breach;

•

if the merger has not been completed by May 31, 2015, unless the failure to complete the merger by that date arises out of or results from the knowing action or inaction of the party seeking to terminate;

•	if any of the required regulatory approvals are denied (and the denial is final and non-appealable); or

•	if the common shareholders of Integrity fail to adopt the agreement and plan of merger at the special meeting.

In addition, S&T may terminate the merger agreement if the Integrity board of directors fails to recommend that Integrity shareholders adopt the agreement and plan of merger; withdraws or materially modifies, or proposes to withdraw or materially modify, in a manner adverse to S&T, its recommendation of the merger to shareholders; or recommends a competing merger proposal. S&T may also terminate the merger agreement if Integrity breaches its covenant to convene the Integrity special meeting, or to use its reasonable best efforts to cause its representatives not to initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any competing merger proposal.

Integrity may terminate the merger agreement within five business days of the Determination Date (Determination Date means the later of (i) the date on which all regulatory approvals, and waivers, if applicable, necessary for consummation of the merger and the transactions contemplated by the merger agreement have been received or (ii) the date of the meeting of Integrity shareholders to consider the merger) if its board of directors determines that both of the following conditions have occurred and gives written notice to S&T of such determination:

•

the volume weighted average price of a share of S&T common stock as reported on Nasdaq during the 15 consecutive trading days immediately preceding the Determination Date is less than 80% of the Initial Purchaser Market Value, which is specified in the merger agreement as $25.45; and

•

the average of the daily closing sales prices of a share of S&T common stock as reported on Nasdaq for the 15 consecutive trading days immediately preceding the Determination Date is such that the price performance of S&T common stock is lower than the price performance of the Nasdaq Bank Index minus 20%.

However, Integrity may not terminate in these circumstances if S&T exercises its option to increase the number of S&T common shares to be received by Integrity shareholders such that the implied value of the merger would be equivalent to the lesser of $52.50 or $52.50 multiplied by the percentage by which the Nasdaq Bank Index declines over the period starting on the last trading date before the date of the merger agreement and ending on the Determination Date.

Effect of Termination. If the merger agreement is terminated, it will become void, and there will be no liability on the part of S&T or Integrity, except that (1) both S&T and Integrity will remain liable for any willful breach of the merger agreement and (2) designated provisions of the merger agreement, including the payment of fees and expenses, the confidential treatment of information and publicity restrictions, will survive the termination.

Termination Fee

Integrity will pay S&T a $6,250,000 termination fee in the event that the merger agreement is terminated:

•

by S&T, (1) if the Integrity board of directors fails to recommend that Integrity shareholders adopt the agreement and plan of merger; withdraws or materially modifies, or proposes to withdraw or materially modify, in a manner adverse to S&T, its recommendation of the merger to Integrity shareholders; or recommends a competing merger proposal; or (2) if Integrity breaches its covenant to convene the Integrity special meeting, or its covenant to use its reasonable best efforts to cause its representatives not to initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any competing merger proposal;

•

by S&T or Integrity, if the common shareholders of Integrity fail to adopt the agreement and plan of merger at the special meeting, and prior to the special meeting, (1) the Integrity board of directors fails to recommend that Integrity shareholders adopt the agreement and plan of merger; withdraws or materially modifies, or proposes to withdraw or materially modify, in a manner adverse to S&T, its recommendation of the merger to Integrity shareholders; or recommends a competing merger proposal; or (2) Integrity breaches its covenant to convene the Integrity special meeting, or its covenant to use its reasonable best efforts to cause its representatives not to initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any competing merger proposal; or

•

(1) by S&T, if there is a breach by Integrity that would cause the failure of the closing conditions, unless the breach is capable of being, and is, cured within 30 days of notice of the breach and S&T is not itself in material breach, (2) by S&T or Integrity, if the merger has not been completed by May 31, 2015, unless the failure to complete the merger by that date arises out of or results from the knowing action or inaction of the party seeking to terminate, or (3) by S&T or Integrity, if the common shareholders of Integrity fail to adopt the agreement and plan of merger at the special meeting; provided, however, that before such termination, an alternative acquisition proposal with respect to Integrity was commenced, received by Integrity, publicly proposed or publicly disclosed and within 12 months after such termination, Integrity enters into a definitive written agreement relating to an alternative acquisition proposal or consummates a transaction contemplated by an alternative acquisition proposal.

Amendment, Waiver and Extension of the Merger Agreement

Subject to applicable law, the parties may amend the merger agreement by written agreement between Integrity and S&T executed in the same manner as the merger agreement.

At any time prior to the completion of the merger, each of the parties, by action taken or authorized by their respective board of directors, to the extent legally allowed, may:

•	extend the time for the performance of any of the obligations or other acts of the other party;

•	waive any inaccuracies in the representations and warranties of the other party; or

•	waive compliance by the other party with any of the other agreements or conditions contained in the merger agreement.

However, after any approval of the transactions contemplated by the agreement and plan of merger by the Integrity shareholders, no amendments or waivers may be made that would require resubmission of the agreement and plan of merger to the Integrity shareholders.

ACCOUNTING TREATMENT

S&T will account for the merger using the acquisition method under U.S. generally accepted accounting principles. Under the acquisition method of accounting, the tangible and identifiable intangible assets and liabilities of Integrity will be recorded, as of completion of the merger, at their respective fair values. The excess of the purchase price over the net assets acquired will be recorded as goodwill to the extent not allocated to core deposit or other intangibles. Goodwill resulting from the merger will not be amortized but will be reviewed for impairment at least annually. Core deposits and other intangibles with finite useful lives recorded in connection with the merger will be amortized.

Financial statements and reported results of operations of S&T issued after completion of the merger will not be restated retroactively to reflect the historical financial position or results of operations of Integrity.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

General

The following is a summary of the anticipated material United States federal income tax consequences of the merger generally applicable to a holder of Integrity common stock. This discussion is based upon provisions of the Internal Revenue Code, applicable current and proposed United States Treasury Regulations, judicial authorities, and administrative rulings and practice, all as in effect as of the date of this proxy statement/prospectus, as well as representations and facts provided by S&T and Integrity to Arnold & Porter LLP, or Arnold & Porter, counsel to S&T. Future legislative, judicial, or administrative changes or interpretations which may or may not be retroactive, or the failure of any such facts or representations to be true, accurate and complete, may affect the statements and conclusions described in this discussion.

This discussion is not intended to be a complete description of all of the United States federal income tax consequences of the merger and no information is provided with respect to the tax consequences of the merger under any other tax laws, including applicable state, local and foreign tax laws. Further, the following discussion may not apply to a holder of Integrity common stock subject to special treatment under the Internal Revenue Code, including but not limited to a holder of Integrity common stock that is:

•	a financial institution;

•	an insurance company;

•	a dealer or broker in securities or foreign currencies;

•	a trader in securities who elects mark-to-market accounting;

•	a tax-exempt organization;

•	a mutual fund;

•	a trust;

•	an estate;

•	a person who holds shares of Integrity common stock in an individual retirement account (IRA), 401(k) plan or similar tax-favored account;

•	a person who acquired shares of Integrity common stock on exercise of an employee stock option or otherwise as compensation;

•	a person whose functional currency for United States federal income tax purposes is not the United States dollar;

•	a person who is a United States expatriate;

•	a partnership or other pass-through entity (or a person holding Integrity common stock through a partnership or other pass-through entity); or

•	a person who holds shares of Integrity common stock as part of a hedge, straddle, conversion or constructive sale transaction.

In addition, this discussion applies only to a holder of Integrity common stock who is holding such stock as a capital asset and who is a “United States person” as defined in Section 7701(a)(30) of the Internal Revenue Code.

No ruling has been or will be requested from the Internal Revenue Service regarding the tax consequences of the merger. Moreover, the opinion of Arnold & Porter described in this discussion is not binding on the Internal Revenue Service, and this opinion would not prevent the Internal Revenue Service from challenging the United States federal income tax treatment of the merger. Because of the complexities of the tax laws in general, and the complexities of the tax consequences associated with the receipt of cash in the merger in particular, holders of Integrity common stock should consult their tax advisors with respect to the federal, state, local and foreign tax consequences of the merger as they apply to their specific situations. This section is not intended to be tax advice to any shareholder.

Arnold & Porter’s Tax Opinion

In connection with the filing with the SEC of the registration statement of which this proxy statement/prospectus is a part, Arnold & Porter has delivered its opinion addressing the United States federal income tax consequences of the merger as described below. This opinion is based upon the facts, representations and assumptions set forth or referred to in such opinion. In rendering this opinion, Arnold & Porter has relied on representations and facts provided by S&T and Integrity. This opinion is to the effect that:

•	the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•

holders of Integrity common stock who receive S&T common stock in the merger in exchange for all of their shares of Integrity common stock will not recognize any gain or loss with respect to shares of S&T common stock received (except with respect to cash received instead of a fractional share interest in S&T common stock);

•

holders of Integrity common stock who receive only cash in the merger in exchange for all of their shares of Integrity common stock will recognize gain or loss equal to the difference between the amount of cash received and the shareholder’s adjusted tax basis in the shares of Integrity common stock exchanged therefor;

•

each holder of Integrity common stock who receives S&T common stock and cash (other than cash in lieu of a fractional share interest in S&T common stock) in the merger in exchange for the holder’s shares of Integrity common stock will recognize the gain, if any, realized by the holder, in an amount not in excess of the amount of cash received (other than cash received instead of a fractional share interest in S&T common stock), but will not recognize any loss on the exchange; and

•

holders of Integrity common stock who receive cash instead of a fractional share interest in S&T common stock will recognize gain or loss equal to the difference between the cash received and the portion of the basis of the holders’ shares of Integrity common stock allocable to that fractional share interest.

S&T and Integrity’s obligations to consummate the merger are conditioned on the receipt by S&T and Integrity of an additional opinion of Arnold & Porter, dated the closing date of the merger, substantially to the foregoing effect. That opinion will be subject to and based on facts, representations and assumptions set forth or referred to in the opinion. In rendering its closing date opinion, Arnold & Porter may rely on representations and facts provided by S&T and Integrity.

Character of Gain Where Integrity Common Stock is Exchanged in the Merger Solely for Cash

If, pursuant to the merger, all of the shares of Integrity common stock actually owned by a shareholder are exchanged solely for cash, the shareholder generally will recognize capital gain or loss equal to the difference between the amount of cash received and the shareholder’s adjusted tax basis in the shares of Integrity common stock exchanged therefor. This gain or loss will generally be long-term capital gain or loss if the shareholder’s holding period with respect to the shares of Integrity common stock exchanged is more than one year as of the effective date of the merger. If, however, any such shareholder actually or constructively (through the constructive ownership rules of the Internal Revenue Code) owns shares of S&T stock immediately after the merger, part or all of the cash received may be treated as dividend income if the exchange has the effect of a distribution of a dividend with respect to the shareholder. The application of the law to a shareholder described in the previous sentence is particularly complex; accordingly, any such shareholder should consult his or her tax advisor.

Character of Gain Where Integrity Common Stock Is Exchanged in the Merger for S&T Common Stock and Cash

For purposes of calculating gain in this transaction, if a shareholder receives S&T common stock and cash (other than cash received instead of a fractional interest in S&T common stock), gain or loss must be calculated by the shareholder separately for each identifiable block of shares exchanged, and is equal to the sum of the amount of cash and the fair market value of S&T common stock received with respect to that block of shares minus the shareholder’s adjusted tax basis in that block of shares. In addition, a loss realized on one block of shares may not be used to offset a gain realized on another block of shares.

As noted above, in the case of an Integrity shareholder that exchanges his or her shares of Integrity common stock for a combination of S&T common stock and cash pursuant to the merger, such shareholder will recognize the gain, if any, realized by such shareholder in the exchange but not in excess of the amount of cash received. In general, the determination of whether any gain recognized in the exchange should be treated as capital gain or has the effect of a distribution of a dividend depends upon whether, and to what extent, the exchange reduces the shareholder’s deemed percentage stock ownership of S&T. For purposes of this determination, the shareholder is treated as if he or she first exchanged all of his or her shares of Integrity common stock solely for S&T common stock and then S&T immediately redeemed (in a “deemed redemption”) a portion of such S&T common stock in exchange for the cash the shareholder actually received. The gain recognized in the exchange will be treated as capital gain if the deemed redemption (i) is “substantially disproportionate” with respect to the shareholder or (ii) is not essentially equivalent to a dividend.

The deemed redemption should generally be “substantially disproportionate” with respect to a shareholder if the percentage of the outstanding stock of S&T the shareholder owns, actually and constructively, immediately after the deemed redemption is less than 80% of the percentage of the outstanding stock of S&T the shareholder is deemed to own, actually and constructively, immediately before the deemed redemption.

Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to a shareholder will depend on the shareholder’s particular circumstances. In order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in the shareholder’s actual and constructive percentage stock ownership of S&T. In general, that determination requires a comparison of the percentage of the outstanding stock of S&T the shareholder is deemed to own, actually and constructively, immediately before the deemed redemption and the percentage of the outstanding stock of S&T the shareholder actually and constructively owns immediately after the deemed redemption. The Internal Revenue Service has ruled that a minority shareholder (i.e., a shareholder whose relative stock interest is minimal in relation to the number of shares outstanding and who exercises no control with respect to corporate affairs) generally is treated as having a “meaningful reduction” in interest if a cash payment results in at least a relatively minor reduction in the shareholder’s actual and constructive percentage ownership.

Tax Basis and Holding Period

The aggregate tax basis of the S&T common stock received by an Integrity shareholder in the merger (including fractional shares deemed received and redeemed as described below) will be the same as the aggregate tax basis of the shares of Integrity common stock surrendered by such shareholder for the S&T common stock, decreased by the amount of any cash received (other than cash received instead of a fractional share interest in S&T common stock) by the shareholder and increased by the amount of income or gain recognized by the shareholder in the exchange (which does not include gain recognized in respect of fractional shares deemed received and redeemed (as described below)).

Each Integrity shareholder’s holding period in any shares of S&T common stock received in the merger (including any fractional shares deemed received and redeemed as described below) will, in each instance, include the period during which the shares of Integrity common stock surrendered in exchange therefor were held, provided that those shares of Integrity common stock were held as capital assets on the effective date of the merger.

Cash Received in Lieu of a Fractional Share Interest

Cash received by an Integrity shareholder in lieu of a fractional share interest in S&T common stock will be treated as though the fractional share had been received and then redeemed for cash, and in general gain or loss will be recognized, measured by the difference between the amount of cash received and the portion of the basis of the shares of Integrity common stock allocable to such fractional interest. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of Integrity common stock was more than one year as of the effective date of the merger. If, however, the receipt of cash instead of a fractional share of S&T common stock has the effect of the distribution of a dividend with respect to a shareholder, part or all of the cash received may be treated as a dividend.

S&T and Integrity

S&T and Integrity will each be a party to the reorganization within the meaning of Section 368(b) of the Internal Revenue Code. As a result, no gain or loss will be recognized by S&T or Integrity as a result of the merger (except for amounts resulting from any required change in accounting methods or any income or deferred gain recognized under the relevant consolidated return regulations).

Backup Withholding

Backup withholding at a 28% rate will generally apply to merger consideration that includes cash if the exchanging Integrity shareholder fails to properly certify that it is not subject to backup withholding, generally on Internal Revenue Service Form W-9. Certain holders, including, among others, United States corporations, are not subject to backup withholding, but they may still need to furnish a Form W-9 or otherwise establish an exemption. Any amounts withheld from payments to an Integrity shareholder under the backup withholding rules are not additional taxes and will be allowed as a refund or credit against the shareholder’s United States federal income tax liability, provided that the required information is timely furnished to the Internal Revenue Service.

Tax matters are very complicated, and the tax consequences of the merger to each holder of Integrity common stock will depend on the facts of that shareholder’s particular situation. The discussion set forth above does not address all United States federal income tax consequences that may be relevant to a particular holder of Integrity common stock and may not be applicable to holders in special situations. Holders of Integrity common stock are urged to consult their own tax advisors regarding the specific tax consequences of the merger.

PROPOSAL 2—AUTHORIZATION TO VOTE ON ADJOURNMENT OR OTHER MATTERS

General

If, at the Integrity special meeting, the number of shares of Integrity common stock, present in person or by proxy, is insufficient to constitute a quorum or the number of shares of Integrity common stock voting in favor is insufficient to adopt the merger agreement, Integrity management intends to move to adjourn the special meeting in order to enable the Integrity board of directors more time to solicit additional proxies. In that event, Integrity will ask its shareholders to vote only upon the adjournment proposal and not the proposal relating to adoption of the merger agreement.

In this proposal, Integrity is asking you to grant discretionary authority to the holder of any proxy solicited by the Integrity board of directors so that such holder can vote in favor of the proposal to adjourn the special meeting to solicit additional proxies. If the shareholders of Integrity approve the adjournment proposal, Integrity could adjourn the special meeting, and any adjourned session of the special meeting, and use the additional time to solicit additional proxies, including the solicitation of proxies from shareholders who have previously voted.

Generally, if the special meeting is adjourned, no notice of the adjourned meeting is required to be given to shareholders, other than an announcement at the special meeting of the place, date and time to which the meeting is adjourned.

Vote Required

Pursuant to Integrity’s by-laws, the adjournment proposal requires the affirmative vote of a majority of the votes cast by shares of Integrity common stock present in person or represented by proxy at the special meeting. Abstentions and broker non-votes will not affect the vote on the adjournment proposal.

Recommendation of the Integrity Board of Directors

The Integrity board of directors recommends a vote “FOR” the proposal to authorize the board of directors to adjourn the special meeting of shareholders to allow time for the further solicitation of proxies to approve the adoption of the merger agreement.

INFORMATION ABOUT S&T BANCORP, INC.

Within this section of the proxy statement/prospectus, entitled “Information About S&T Bancorp, Inc.”, references to “S&T”, “we,”, “us”, or “our” refer to S&T Bancorp, Inc., including, on a consolidated basis with our subsidiaries where appropriate.

Business

S&T was incorporated on March 17, 1983 under the laws of the Commonwealth of Pennsylvania as a bank holding company and has three wholly owned subsidiaries, S&T Bank, 9th Street Holdings, Inc. and STBA Capital Trust I. We also own a one-half interest in Commonwealth Trust Credit Life Insurance Company, or CTCLIC. We are registered as a financial holding company with the Board of Governors of the Federal Reserve System, or the Federal Reserve Board, under the Bank Holding Company Act of 1956, as amended, or the BHCA. As of September 30, 2014, we had approximately $4.9 billion in assets, $3.8 billion in loans, $3.9 billion in deposits and our shareholders’ equity was $605.9 million.

S&T Bank is a full service bank with its main office at 800 Philadelphia Street, Indiana, Pennsylvania, providing services to its customers through offices located in Allegheny, Armstrong, Blair, Butler, Cambria, Clarion, Clearfield, Indiana, Jefferson, Washington and Westmoreland counties of Pennsylvania. We also have two loan production offices, or LPOs, in Ohio, with our most recent LPO established in Central Ohio on January 21, 2014. S&T Bank deposits are insured by the Federal Deposit Insurance Corporation, or FDIC, to the maximum extent provided by law.

S&T Bank has three wholly owned operating subsidiaries: S&T Insurance Group, LLC, S&T Bancholdings, Inc. and Stewart Capital Advisors, LLC. S&T Insurance Group, LLC, through its subsidiaries, offers a variety of insurance products. S&T Bancholdings, Inc. is an investment company. Stewart Capital Advisors, LLC, is a registered investment advisor that manages private investment accounts for individuals and institutions and advises the Stewart Capital Mid Cap Fund.

We operate three reportable operating segments including Community Banking, Wealth Management and Insurance. Our Community Banking segment offers services which include accepting time and demand deposits, originating commercial and consumer loans, and providing letters of credit and credit card services. We believe that we have a relatively stable deposit base and no material amount of deposits is obtained from a single depositor or group of depositors.

The Wealth Management segment offers discount brokerage services, services as executor and trustee under wills and deeds, guardian and custodian of employee benefits and other trust services, as well as a registered investment advisor that manages private investment accounts for individuals and institutions. Total Wealth Management assets under management and administration were approximately $2.3 billion at September 30, 2014.

The Insurance segment includes a full-service insurance agency offering commercial property and casualty insurance, group life and health coverage, employee benefit solutions and personal insurance lines.

Refer to the financial statements beginning on page F-1 of this proxy statement/prospectus for further details pertaining to our operating segments.

Employees

As of September 30, 2014, we had 931 full-time equivalent employees.

Supervision and Regulation

General

S&T and S&T Bank are each extensively regulated under federal and state law. The following describes certain aspects of that regulation and does not purport to be a complete description of all regulations that affect S&T and S&T Bank or all aspects of any regulation discussed here.

To the extent statutory or regulatory provisions are described the description is qualified in its entirety by reference to the particular statutory or regulatory provisions. Proposals to change the laws and regulations governing the banking industry are frequently raised in Congress, in state legislatures and before the various bank regulatory agencies. The likelihood and timing of any changes and the impact such changes might have on S&T or S&T Bank is impossible to determine with any certainty.

Any change in applicable laws or regulations, or in the way such laws or regulations are interpreted by regulatory agencies or courts, may have a material impact on our business, operations and earnings.

S&T

We are a bank holding company subject to regulation under the BHCA and the examination and reporting requirements of the Federal Reserve Board. Under the BHCA, a bank holding company may not directly or indirectly acquire ownership or control of more than five percent of the voting shares or substantially all of the assets of any additional bank, or merge or consolidate with another bank holding company, without the prior approval of the Federal Reserve Board. We have maintained a passive ownership position in Allegheny Valley Bancorp, Inc. (14.3 percent) pursuant to approval from the Federal Reserve Board.

As a bank holding company, we are expected under statutory and regulatory provisions to serve as a source of financial and managerial strength to our subsidiary bank. A bank holding company is also expected to commit resources, including capital and other funds, to support its subsidiary bank.

We elected to become a financial holding company under the BHCA in 2001 and thereby engage in a broader range of financial and other activities than are permissible for traditional bank holding companies. In order to maintain our status as a financial holding company, we must remain “well-capitalized” and “well-managed” and the depository institutions controlled by us must remain “well-capitalized,” “well-managed” (as defined in federal law) and have at least a “satisfactory” Community Reinvestment Act, or CRA rating. Refer to page [    ] of this proxy statement/prospectus for information concerning the current capital ratios of S&T and S&T Bank. No prior regulatory approval is required for a financial holding company with total consolidated assets less than $50 billion to acquire a company, other than a bank or savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve Board, unless the total consolidated assets to be acquired exceed $10 billion. The BHCA identifies several activities as “financial in nature” including, among others, securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and sales agency; investment advisory activities; merchant banking activities; and activities that the Federal Reserve Board has determined to be closely related to banking. Banks may also engage in, subject to limitations on investment, activities that are financial in nature, other than insurance underwriting, insurance company portfolio investment, real estate development and real estate investment, through a financial subsidiary of the bank, if the bank is “well-capitalized,” “well-managed” and has at least a “satisfactory” CRA rating.

If S&T or S&T Bank ceases to be “well-capitalized” or “well-managed,” we will not be in compliance with the requirements of the BHCA regarding financial holding companies. If a financial holding company is notified by the Federal Reserve Board of such a change in the ratings of any of its subsidiary banks, it must take certain corrective actions within specified time frames. Furthermore, if S&T Bank was to receive a CRA rating of less than “satisfactory,” then we would be prohibited from engaging in certain new activities or acquiring companies engaged in certain financial activities until the rating is raised to “satisfactory” or better.

We are presently engaged in nonbanking activities through the following five entities:

•	9th Street Holdings, Inc. was formed in June 1988 to hold and manage a group of investments previously owned by S&T Bank and to give us additional latitude to purchase other investments.

•	S&T Bancholdings, Inc. was formed in August 2002 to hold and manage a group of investments previously owned by S&T Bank and to give us additional latitude to purchase other investments.

•

CTCLIC is a joint venture with another financial institution, acting as a reinsurer of credit life, accident and health insurance policies sold by S&T Bank and the other institution. S&T Bank and the other institution each have ownership interests of 50 percent in CTCLIC.

•

S&T Insurance Group, LLC distributes life insurance and long-term disability income insurance products. During 2001, S&T Insurance Group, LLC and Attorneys Abstract Company, Inc. entered into an agreement to form S&T Settlement Services, LLC, or STSS, with respective ownership interests of 55 percent and 45 percent. STSS is a title insurance agency servicing commercial customers. During 2002, S&T Insurance Group, LLC expanded into the property and casualty insurance business with the acquisition of S&T-Evergreen Insurance LLC.

•

Stewart Capital Advisors, LLC was formed in August 2005 and is a registered investment advisor that manages private investment accounts for individuals and institutions and advises the Stewart Capital Mid Cap Fund.

S&T Bank

As a Pennsylvania-chartered, FDIC-insured commercial bank, S&T Bank is subject to the supervision and regulation of the Pennsylvania Department of Banking and Securities, or PADB, and the FDIC. We are also subject to various requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types, amount and terms and conditions of loans that may be granted and limits on the types of other activities in which S&T Bank may engage and the investments it may make.

In addition, S&T Bank is subject to affiliate transaction rules in Sections 23A and 23B of the Federal Reserve Act that limit the amount of transactions between itself and S&T or S&T’s nonbank subsidiaries. Under these provisions, transactions between a bank and its parent company or any single nonbank affiliate generally are limited to 10 percent of the bank subsidiary’s capital and surplus, and with respect to all transactions with affiliates, are limited to 20 percent of the bank subsidiary’s capital and surplus. Loans and extensions of credit from a bank to an affiliate generally are required to be secured by eligible collateral in specified amounts. The Dodd-Frank Act Wall Street Reform and Consumer Protection Act, or Dodd-Frank Act, expands the affiliate transaction rules to broaden the definition of affiliate and to apply to securities borrowing or lending, repurchase or reverse repurchase agreements and derivatives activities that we may have with an affiliate, as well as to strengthen collateral requirements and limit Federal Reserve exemptive authority. Also, the definition of “extension of credit” for transactions with executive officers, directors and principal shareholders was expanded to include credit exposure arising from a derivative transaction, a repurchase or reverse repurchase agreement and a securities lending or borrowing transaction. These expansions became effective July 21, 2012. These provisions have not had a material effect on S&T or S&T Bank.

Insurance of Accounts; Depositor Preference

The deposits of S&T Bank are insured up to applicable limits per insured depositor by the FDIC. The Dodd-Frank Act codified FDIC deposit insurance coverage per separately insured depositor for all account types at $250,000. The Dodd-Frank Act also maintained federal deposit insurance coverage for noninterest-bearing transaction accounts at an unlimited amount from December 31, 2010 until this part of the Act expired on December 31, 2012. Deposits held in noninterest-bearing transaction accounts are now aggregated with any interest-bearing deposits the owner may hold in the same ownership category, and the combined total is insured up to at least $250,000.

As an FDIC-insured bank, S&T Bank is also subject to FDIC insurance assessments, which are imposed based upon the risk the institution poses to the Deposit Insurance Fund, or DIF. Under this assessment system, risk is defined and measured using an institution’s supervisory ratings with other risk measures, including financial ratios. The current total base assessment rates on an annualized basis range from 2.5 basis points for certain “well-capitalized,” “well-managed” banks, with the highest ratings, to 45 basis points for institutions posing the most risk to the DIF. The FDIC may raise or lower these assessment rates on a quarterly basis based on various factors to achieve a reserve ratio, which the Dodd-Frank Act has mandated to be no less than 1.35 percent of insured deposits.

In February 2011, the FDIC board of directors adopted a final rule, Deposit Insurance Assessment Base, Assessment Rate Adjustments, Dividends, Assessment Rates and Large Bank Pricing Methodology. This final rule redefined the deposit insurance assessment base to equal average consolidated total assets minus average tangible equity as required by the Dodd-Frank Act, altered assessment rates, implemented the Dodd-Frank Act’s DIF dividend provisions and revised the risk-based assessment system for all large insured depository institutions (those with at least $10.0 billion in total assets). Many of the changes were made as a result of provisions of the Dodd-Frank Act that were intended to shift more of the cost of raising the reserve ratio from institutions with less than $10.0 billion in assets (such as S&T Bank) to the larger banks. Except for the future assessment rate schedules, all changes went into effect April 1, 2011, which lowered our FDIC expense in 2013 and 2012 compared to 2011. In addition to DIF assessments, the FDIC assesses all insured deposits a special assessment to fund the repayment of debt obligations of the Financing Corporation, or FICO. FICO is a government-sponsored entity that was formed to borrow the money necessary to carry out the closing and ultimate disposition of failed thrift institutions by the Resolution Trust Corporation in the 1990s.

Under federal law, deposits and certain claims for administrative expenses and employee compensation against insured depository institutions are afforded a priority over other general unsecured claims against such an institution, including federal funds and letters of credit, in the liquidation or other resolution of such an institution by a receiver. Such priority creditors would include the FDIC.

Capital

The Federal Reserve Board and FDIC have issued substantially similar risk-based and leverage capital guidelines applicable to banking organizations they supervise. Under current capital guidelines (which will be replaced by a new regulatory capital rule effective January 1, 2015, for smaller banking organizations such as S&T and S&T Bank, as discussed below), S&T and S&T Bank are required to maintain certain capital standards based on ratios of capital to average assets and capital to risk weighted assets. The guidelines define a bank’s total qualifying capital as having two components. Tier 1 capital, which must be at least 50 percent of total qualifying capital, is mainly comprised of common equity, retained earnings and qualifying preferred stock, less certain intangibles. Tier 2 capital may include the allowance for loan losses, or ALL, up to a maximum of 1.25 percent of risk weighted assets, qualifying subordinated debt, qualifying preferred stock, hybrid capital instruments and up to 45 percent of net unrealized gains on available-for-sale equity securities. The guidelines also define the weights assigned to assets and off-balance sheet items to determine the risk weighted asset component of the risk-based capital ratios.

The Federal Reserve Board and FDIC have established minimum and well-capitalized standards for banks and bank holding companies. The minimum capital standards are defined as a Tier 1 ratio of at least 4.00 percent, a total capital ratio of at least 8.00 percent and a leverage ratio of at least 3.00 percent. The leverage ratio of 3.00 percent is for those bank and bank holding companies that meet certain specified criteria, including having received the highest regulatory rating and are not experiencing significant growth or expansion. All other banks and bank holding companies generally are required to maintain a leverage ratio of at least 4.00 percent. S&T and S&T Bank maintain capital levels to meet the well-capitalized regulatory standards, which are defined as a Tier 1 ratio of at least 6.00 percent and a total capital ratio of at least 10.00 percent. S&T Bank must also maintain a leverage ratio of at least 5.00 percent to meet the well-capitalized regulatory standards. At September 30, 2014,

S&T’s Tier 1 risk-based capital ratio was 12.35 percent, total risk-based capital ratio was 14.29 percent and Tier 1 leverage ratio was 9.88 percent. S&T Bank’s Tier 1 risk-based capital, total risk-based capital and Tier 1 leverage ratios were 11.33 percent, 13.26 percent, and 9.06 percent.

Both the Federal Reserve Board and the FDIC’s risk-based capital standards explicitly identify concentrations of credit risk and the risk arising from non-traditional activities, as well as an institution’s ability to manage these risks, as important factors to be taken into account by the agency in assessing an institution’s overall capital adequacy. The capital guidelines also provide that an institution’s exposure to a decline in the economic value of its capital due to changes in interest rates be considered by the agency as a factor in evaluating a bank’s capital adequacy. The Dodd-Frank Act contains a number of provisions intended to strengthen capital, including requiring minimum leverage and risk-based capital that are at least as stringent as those currently in effect.

In addition to the Dodd-Frank Act, the international oversight body of the Basel Committee on Banking Supervision reached agreements to require more and higher-quality capital, known as Basel III, in July 2010. The federal banking agencies issued a final rule to implement Basel III as well as the minimum leverage and risk-based capital requirements of the Dodd-Frank Act in July 2013. The final rule establishes a comprehensive capital framework that will revise and replace the current capital guidelines. The rule will go into effect on January 1, 2015, for smaller banking organizations such as S&T and S&T Bank. It introduces a common equity Tier 1 capital ratio requirement of 4.50 percent, increases the minimum Tier 1 capital ratio to 6.00 percent, and requires a leverage ratio of 4.00 percent for all banks. Common equity Tier 1 capital consists of common stock instruments that meet the eligibility criteria in the final rules, retained earnings, accumulated other comprehensive income and common equity Tier 1 minority interest. The rule also requires a banking organization to maintain a capital conservation buffer composed of common equity Tier 1 capital in an amount greater than 2.50 percent of total risk-weighted assets. The capital conservation buffer will be phased in beginning in 2016, at 25%, increasing to 50% in 2017, 75% in 2018 and 100% in 2019 and beyond. As a result, a banking organization must maintain a common equity Tier 1 capital ratio greater than 7.00 percent, a Tier 1 capital ratio greater than 8.50 percent and a Total risk-based capital ratio greater than 10.50 percent; otherwise, it will be subject to restrictions on capital distributions and discretionary bonus payments. By 2019, when the new rule is fully phased in, the minimum capital requirements plus the capital conservation buffer will exceed the well-capitalized regulatory requirements. To be well-capitalized, a banking organization must have a common equity Tier 1 capital ratio of at least 6.50 percent, a Tier 1 capital ratio of at least 8.00 percent and a total capital ratio of at least 10.00 percent. The rule also disqualifies certain financial instruments from inclusion in regulatory capital and requires more deductions from capital.
The new regulatory capital rule also revises the calculation of risk-weighted assets. It includes a new framework under which the risk weight will increase for most credit exposures that are 90 days or more past due or on nonaccrual, high-volatility commercial real estate loans, and certain equity exposures, and changes to the credit conversion factors of off-balance sheet items, such as the unused portion of a loan commitment.

Federal regulators periodically propose amendments to the risk-based capital guidelines and the related regulatory framework and consider changes to the capital standards that could significantly increase the amount of capital needed to meet applicable standards. The timing of adoption, ultimate form and effect of any such proposed amendments cannot be predicted.

Capital Purchase Program

On December 7, 2011, we redeemed all of the preferred stock that we sold to the federal government as part of the Capital Purchase Program, or CPP. As a participant in the CPP, we completed the $108.7 million capital raise on January 16, 2009.

In connection with the issuance of the preferred stock to the U.S. Treasury in 2009, we also issued the U.S. Treasury a warrant to purchase 517,012 shares of our common stock at an initial per share exercise price of $31.53, with an estimated fair value of $4.0 million on the date of issuance. We did not repurchase the warrant concurrently with the redemption of the preferred stock. The warrant remains outstanding as of the date of this proxy statement/prospectus. The warrant provides for the adjustment of the exercise price and the number of shares of our common stock issuable upon exercise pursuant to customary anti-dilution provisions. The U.S. Treasury agreed not to exercise voting power with respect to any shares of common stock issued upon exercise of the warrant, but sold the warrant in 2013, and the buyer is not under any restrictions with regard to voting power of the stock if the warrant is exercised. The warrant will remain outstanding until January 2019 or until it is exercised by the owner at the exercise price of $31.53 per share.

Payment of Dividends

S&T is a legal entity separate and distinct from its banking and other subsidiaries. A substantial portion of our revenues consist of dividend payments we receive from S&T Bank. S&T Bank, in turn, is subject to federal and state laws and regulations that limit the amount of dividends it can pay to S&T. In addition, both S&T and S&T Bank are subject to various general regulatory policies relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The Federal Reserve Board has indicated that banking organizations should generally pay dividends only if (i) the organization’s net income available to common shareholders over the past year has been sufficient to fully fund the dividends and (ii) the prospective rate of earnings retention appears consistent with the organization’s capital needs, asset quality and overall financial condition. Thus, under certain circumstances based upon our financial condition, our ability to declare and pay quarterly dividends may require consultation with the Federal Reserve Board and may be prohibited by applicable Federal Reserve Board regulations.

Other Safety and Soundness Regulations

There are a number of obligations and restrictions imposed on bank holding companies such as us and our depository institution subsidiary by federal law and regulatory policy. These obligations and restrictions are designed to reduce potential loss exposure to the FDIC’s deposit insurance fund in the event an insured depository institution becomes in danger of default or is in default. Under current federal law for example, the federal banking agencies possess broad powers to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institution in question is “well-capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized,” as defined by the law. Under regulations established by the federal banking agencies, a “well-capitalized” institution must have a Tier 1 risk-based capital ratio of at least 6.00 percent, a Total risk-based capital ratio of at least 10.00 percent and a leverage ratio of at least 5.00 percent and must not be subject to a capital directive or order. An “adequately capitalized” institution must have a Tier 1 risk-based capital ratio of at least 4.00 percent, a Total risk-based capital ratio of at least 8.00 percent and a leverage ratio of at least 4.00 percent. The most highly-rated financial institutions’ minimum requirement for the leverage ratio is 3.00 percent. In the federal banking agencies’ final rule to implement Basel III and the minimum leverage and risk-based capital requirements of the Dodd-Frank Act, the federal banking agencies have also changed the definitions of these categories, including the introduction of a common equity Tier 1 capital ratio in each definition, which are to become effective as of January 1, 2015. As of December 31, 2013, S&T and S&T Bank were classified as “well-capitalized.” The classification of depository institutions is primarily for the purpose of applying the federal banking agencies’ prompt corrective action provisions and is not intended to be and should not be interpreted as a representation of overall financial condition or prospects of any financial institution.

The federal banking agencies’ prompt corrective action powers (which increase depending upon the degree to which an institution is undercapitalized) can include, among other things, requiring an insured depository institution to adopt a capital restoration plan which cannot be approved unless guaranteed by the institution’s parent company; placing limits on asset growth and restrictions on activities, including restrictions on transactions with affiliates; restricting the interest rates the institution may pay on deposits; prohibiting the payment of principal or interest on subordinated debt; prohibiting the holding company from making capital distributions without prior regulatory approval; and, ultimately, appointing a receiver for the institution. For example, only a “well-capitalized” depository institution may accept brokered deposits without prior regulatory approval.

The federal banking agencies have also adopted guidelines prescribing safety and soundness standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, fees and compensation and benefits. In general, the guidelines require appropriate systems and practices to identify and manage specified risks and exposures. The guidelines prohibit excessive compensation as an unsafe and unsound practice and characterize compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director or principal shareholder. In addition, the agencies have adopted regulations that authorize, but do not require, an agency to order an institution that has been given notice by an agency that it is not in compliance with any of such safety and soundness standards to submit a compliance plan. If, after being so notified, an institution fails to submit an acceptable compliance plan, the agency must issue an order directing action to correct the deficiency and may issue an order directing other actions of the types to which an “undercapitalized” institution is subject under the prompt corrective action provisions described above.

Regulatory Enforcement Authority

The enforcement powers available to federal banking agencies are substantial and include, among other things and in addition to other powers described herein, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions against banks and bank holding companies and “institution affiliated parties,” as defined in the Federal Deposit Insurance Act. In general, these enforcement actions may be initiated for violations of laws and regulations, as well as engagement in unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities.

At the state level, the PADB also has broad enforcement powers over S&T Bank, including the power to impose fines and other civil and criminal penalties and to appoint a conservator or receiver.

Interstate Banking and Branching

The BHCA currently permits bank holding companies from any state to acquire banks and bank holding companies located in any other state, subject to certain conditions, including certain nationwide and state-imposed deposit concentration limits. In addition, because of changes to law made by the Dodd-Frank Act, S&T Bank may now establish de novo interstate branches in any state to the same extent that a bank chartered in that state could establish a branch.

Community Reinvestment and Consumer Protection Laws

In connection with its lending activities, S&T Bank is subject to a number of federal laws designed to protect borrowers and promote lending to various sectors of the economy and population. These include, among other laws, the Equal Credit Opportunity Act, the Truth-in-Lending Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, the Fair Credit Reporting Act and the CRA. In addition, rules of the Consumer Financial Protection Bureau pursuant to federal law require disclosure of privacy policies to consumers and in some circumstances, allow consumers to prevent the disclosure of certain personal information to nonaffiliated third parties.

The CRA requires the appropriate federal banking agency, in connection with its examination of a bank, to assess the bank’s record in meeting the credit needs of the communities served by the bank, including low and moderate-income neighborhoods. Furthermore, such assessment is required of any bank that has applied, among other things, to merge or consolidate with or acquire the assets or assume the liabilities of an insured depository institution, or to open or relocate a branch office. In the case of a bank holding company (including a financial holding company) applying for approval to acquire a bank or bank holding company, the Federal Reserve Board will assess the record of each subsidiary bank of the applicant bank holding company in considering the application. Under the CRA, institutions are assigned a rating of “outstanding,” “satisfactory,” “needs to improve” or “unsatisfactory.” S&T Bank was rated “satisfactory” in its most recent CRA evaluation.

Anti-Money Laundering Rules

S&T Bank is subject to the Bank Secrecy Act, its implementing regulations and other anti-money laundering laws and regulations, including the USA Patriot Act of 2001. Among other things, these laws and regulations require S&T Bank to take steps to prevent the bank from being used to facilitate the flow of illegal or illicit money, to report large currency transactions and to file suspicious activity reports. S&T Bank is also required to develop and implement a comprehensive anti-money laundering compliance program. Banks must also have in place appropriate “know your customer” policies and procedures. Violations of these requirements can result in substantial civil and criminal sanctions. In addition, provisions of the USA Patriot Act of 2001 require the federal financial institution regulatory agencies to consider the effectiveness of a financial institution’s anti-money laundering activities when reviewing bank mergers and bank holding company acquisitions.

Government Actions and Legislation

The Dodd-Frank Act is significantly changing the current bank regulatory structure and affecting the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies, including S&T and S&T Bank. The Dodd-Frank Act contains a number of provisions intended to strengthen capital. Refer to Capital beginning on page 81 for additional information.

The Dodd-Frank Act requires various federal agencies to adopt a broad range of new rules and regulations and to prepare numerous studies and reports for Congress. The federal agencies are given significant discretion in drafting the implementing rules and regulations, and consequently, many of the details and much of the impact of the Act depend on the actions of regulatory agencies. The Dodd-Frank Act also contains provisions that expand the deposit insurance assessment base and increase the scope of deposit insurance coverage.

Among other provisions, the SEC has enacted rules, required by the Dodd-Frank Act, giving stockholders a non-binding vote on executive compensation and so-called “golden parachute” payments and allowing certain stockholders to nominate their own candidates for election as directors using a company’s proxy materials. The legislation also directs the federal financial institution regulatory agencies to promulgate rules prohibiting excessive compensation being paid to financial institution executives. In addition, in December of 2013, federal regulators adopted final regulations regarding the so-called Volcker Rule established in the Dodd-Frank Act. The Volcker Rule generally prohibits banks and their affiliates from engaging in proprietary trading and investing in and sponsoring certain unregistered investment companies (defined as hedge funds and private equity funds, subject to certain exemptions). The new rules are complex and it is not clear how they will be implemented over time. However, S&T does not currently anticipate that they will have a material effect on S&T Bank or its affiliates, because we do not engage in the prohibited activities.

The Dodd-Frank Act also created the Consumer Financial Protection Bureau, or CFPB, that took over rulemaking responsibility on July 21, 2011 for the principal federal consumer financial protection laws, such as the Truth in Lending Act, the Equal Credit Opportunity Act, the Real Estate Settlement Procedures Act and the Truth in Savings Act, among others. Institutions that have assets of $10.0 billion or less, such as S&T Bank, will continue to be supervised in this area by their state and primary federal regulators (in the case of S&T Bank, the FDIC). The Act also gives the CFPB expanded data collection powers for fair lending purposes for both small business and mortgage loans, as well as expanded authority to prevent unfair, deceptive and abusive practices. The consumer complaint function also has been consolidated into the CFPB with respect to the institutions it supervises. The CFPB established an Office of Community Banks and Credit Unions, with a mission to ensure that the CFPB incorporates the perspectives of small depository institutions into the policy-making process, communicates relevant policy initiatives to community banks and credit unions, and works with community banks and credit unions to identify potential areas for regulatory simplification. In addition, the Dodd-Frank Act required the Federal Reserve Board to adopt a rule addressing interchange fees applicable to debit card transactions. This rule, Regulation II, effective October 1, 2011, does not apply to banks with less than $10.0 billion in assets.

In January 2013, the CFPB issued a series of final rules related to mortgage loan origination and mortgage loan servicing. In particular, on January 10, 2013, the CFPB issued a final rule implementing the ability-to-repay and qualified mortgage (QM) provisions of the Truth in Lending Act, as amended by the Dodd-Frank Act (the “QM Rule”). The ability-to-repay provision requires creditors to make reasonable, good faith determinations that borrowers are able to repay their mortgages before extending the credit based on a number of factors and consideration of financial information about the borrower from reasonably reliable third-party documents. Under the Dodd-Frank Act and the QM Rule, loans meeting the definition of “qualified mortgage” are entitled to a presumption that the lender satisfied the ability-to-repay requirements. The presumption is a conclusive presumption/safe harbor for prime loans meeting the QM requirements, and a rebuttable presumption for higher-priced/subprime loans meeting the QM requirements. The definition of a “qualified mortgage” incorporates the statutory requirements, such as not allowing negative amortization or terms longer than 30 years. The QM Rule also adds an explicit maximum 43% debt-to-income ratio for borrowers if the loan is to meet the QM definition, though some mortgages that meet government-sponsored enterprise, or GSE, Federal Housing Administration, or FHA, and Veterans Affairs, or VA, underwriting guidelines may, for a period not to exceed seven years, meet the QM definition without being subject to the 43% debt-to-income limits. The QM Rule became effective on January 10, 2014. We do not believe these rules will have a material impact on our mortgage business.

The federal agencies responsible for implementing the provisions of the Dodd-Frank Act have issued a substantial number of rules. Some of the rules have not taken effect, and more rules will be issued. Not all of the Dodd-Frank Act provisions and their implementing regulations apply to banks the size of S&T Bank. We cannot predict the ultimate impact of the Act on S&T or S&T Bank at this time, including the extent to which it could increase costs or limit our ability to pursue business opportunities in an efficient manner, or otherwise adversely affect our business, financial condition and results of operations. Nor can we predict the impact or substance of other future legislation or regulation. However, it is expected that they, at a minimum, will increase our operating and compliance costs.

In 2012, Pennsylvania enacted three bills known as the “Banking Law Modernization Package.” The bills became effective on December 24, 2012. The overall goal of the Banking Law Modernization Package was to modernize the banking laws of Pennsylvania and reduce regulatory burden at the state level.

Federal and state regulatory agencies consistently propose and adopt changes to their regulations or change the manner in which existing regulations are applied. We cannot predict the substance or impact of pending or future legislation or regulation, or the application thereof, although enactment of the proposed legislation could affect how S&T and S&T Bank operate and could significantly increase costs, impede the efficiency of internal business processes, or limit our ability to pursue business opportunities in an efficient manner, any of which could materially and adversely affect our business, financial condition and results of operations.

Competition

S&T Bank competes with other local, regional and national financial service providers, such as other financial holding companies, commercial banks, savings associations, credit unions, finance companies and brokerage and insurance firms. Some of our competitors are not subject to the same level of regulation and oversight that is required of banks and bank holding companies, and are thus able to operate under lower cost structures.

Changes in bank regulation, such as changes in the products and services banks can offer and permitted involvement in non-banking activities by bank holding companies, as well as bank mergers and acquisitions, can affect our ability to compete with other financial service providers. Our ability to do so will depend upon how successfully we can respond to the evolving competitive, regulatory, technological and demographic developments affecting our operations.

We face significant competition in both originating loans and attracting deposits. The Western Pennsylvania area has a high density of financial institutions, some of which are significantly larger institutions with greater financial resources than us, and many of which are our competitors to varying degrees. Our competition for loans comes principally from commercial banks, savings associations, mortgage banking companies, credit unions and other financial service companies. Our most direct competition for deposits has historically come from commercial banks, savings banks and credit unions. We face additional competition for deposits from non-depository competitors such as the mutual fund industry, securities and brokerage firms and insurance companies. Because larger competitors have advantages in attracting business from larger corporations, we do not generally attempt to compete for that business. Instead, we concentrate our efforts on attracting the business of individuals, and small and medium-size businesses. We consider our competitive advantages to be customer service and responsiveness to customer needs, the convenience of banking offices and hours, and the availability and pricing of our products and services. We emphasize personalized banking and the advantage of local decision-making in our banking business.

The financial service industry is likely to become more competitive as further technological advances enable more companies to provide financial services on a more efficient and convenient basis. Technological innovations have lowered traditional barriers to entry and enabled many companies to compete in financial services markets. Many customers now expect a choice of banking options for the delivery of services, including traditional banking offices, telephone, mail, internet, mobile, ATMs, self-service branches, and/or in-store branches. These delivery channels are offered by traditional banks and savings associations, as well as credit unions, brokerage firms, asset management groups, finance and insurance companies, internet-based companies, and mortgage banking firms. We believe that our current market area, consisting primarily of Western Pennsylvania and Northeast Ohio, provides long-term opportunity for growth in deposits and loans. Commercial and residential real estate values in our market have improved during 2013. Nevertheless, certain other regional and local economies remain more fragile, and uncertainty in those economies could affect, to some extent, consumer and corporate spending in our area.

Properties

We own a four-story building in Indiana, Pennsylvania, located at 800 Philadelphia Street, which serves as our headquarters and executive and administrative offices. Our Community Banking, Insurance and Wealth Management segments are also located at our headquarters. In addition, we own a two-story building in Indiana, Pennsylvania that serves as additional administrative offices. We lease a building in Indiana, Pennsylvania that houses both our data processing and technology center as well as one of our branches. Community Banking has 58 locations, including 55 branches located in eleven counties in Pennsylvania, of which 40 are owned and 15 are leased, including the aforementioned building that shares space with our data center. The other three Community Banking locations include two separate drive up facilities and one leased loan production office in Akron, Ohio. In January 2014, we signed a lease for a loan production office in Columbus, Ohio. We lease two offices to our Insurance segment, one in Indiana County, Pennsylvania and one in Cambria County, Pennsylvania. The Insurance segment leases one additional office, and has staff located within the Community Banking offices in Jefferson, Blair and Washington counties. Wealth Management leases two offices, one in Allegheny County, Pennsylvania and one in Westmoreland County, Pennsylvania. Wealth Management also has several staff located within the Community Banking offices to provide their services to our retail customers. Our operating leases and the one capital lease for Community Banking, Wealth Management and Insurance expire at various dates through the year 2054 and generally include options to renew. For additional information regarding the lease commitments, refer to Index to Financial Statements on page F-1.

Legal Proceedings

The nature of our business generates a certain amount of litigation which arises in the ordinary course of business. However, in management’s opinion, there are no proceedings pending that we are a party to or our property is subject to that would be material in relation to our financial condition or results of operations. In addition, no material proceedings are pending nor are known to be threatened or contemplated against us by governmental authorities or other parties.

Supplemental Financial Information

Consolidated Balance Sheets

	December 31,
(dollars in thousands)	2013	2012	2011	2010	2009
Total assets	$4,533,190	$4,526,702	$4,119,994	$4,114,339	$4,170,475
Securities available-for-sale, at fair value	509,425	452,266	356,371	286,887	353,722
Loans held for sale	2,136	22,499	2,850	8,337	6,073
Portfolio loans, net of unearned income	3,566,199	3,346,622	3,129,759	3,355,590	3,398,334
Goodwill	175,820	175,733	165,273	165,273	165,167
Total deposits	3,672,308	3,638,428	3,335,859	3,317,524	3,304,541
Securities sold under repurchase agreements	33,847	62,582	30,370	40,653	44,935
Short-term borrowings	140,000	75,000	75,000	—	51,300
Long-term borrowings	21,810	34,101	31,874	29,365	85,894
Junior subordinated debt securities	45,619	90,619	90,619	90,619	90,619
Preferred stock, series A	—	—	—	106,137	105,370
Total shareholders’ equity	571,306	537,422	490,526	578,665	553,318

Consolidated Statements Of Net Income

	Years Ended December 31,
(dollars in thousands, except per share data)	2013	2012	2011	2010	2009
Interest income	$153,756	$156,251	$165,079	$180,419	$195,087
Interest expense	14,563	21,024	27,733	34,573	49,105
Provision for loan losses	8,311	22,815	15,609	29,511	72,354

Net Interest Income After Provision for Loan Losses	130,882	112,412	121,737	116,335	73,628
Noninterest income	51,527	51,912	44,057	47,210	38,580
Noninterest expense	117,392	122,863	103,908	105,633	108,126

Net Income Before Taxes	65,017	41,461	61,886	57,912	4,082
Provision (benefit) for income taxes	14,478	7,261	14,622	14,432	(3,869)

Net Income	50,539	34,200	47,264	43,480	7,951

Preferred stock dividends and discount amortization	—	—	7,611	6,201	5,913
Net Income Available to Common Shareholders	$50,539	$34,200	$39,653	$37,279	$2,038

Selected Per Share Data And Ratios

Refer to Explanation of Use of Non-GAAP Financial Measures beginning on page 90 for a discussion of common return on average tangible assets, common return on average tangible common equity and the ratio of tangible common equity to tangible assets as non-GAAP financial measures.

	December 31,
	2013	2012	2011	2010	2009
Per Share Data
Earnings per common share—basic	$1.70	$1.18	$1.41	$1.34	$0.07
Earnings per common share—diluted	1.70	1.18	1.41	1.34	0.07
Dividends declared per common share	0.61	0.60	0.60	0.60	0.61
Dividend payout ratio	35.89%	50.75%	42.44%	44.75%	—
Common book value	19.21	18.08	17.44	16.91	16.14

Profitability Ratios
Common return on average assets	1.12%	0.79%	0.97%	0.90%	0.05%
Common return on average tangible assets	1.17%	0.83%	1.02%	0.94%	0.05%
Common return on average equity	9.21%	6.62%	6.78%	6.58%	0.37%
Common return on average tangible common equity	13.72%	10.07%	12.62%	12.98%	0.76%

Capital Ratios
Common equity/assets	12.60%	11.87%	11.91%	11.48%	10.74%
Tangible common equity / tangible assets	9.00%	8.20%	8.09%	7.61%	6.84%
Tier 1 leverage ratio	9.75%	9.31%	9.17%	11.07%	10.26%
Risk-based capital—Tier 1	12.37%	11.98%	11.63%	13.28%	12.10%
Risk-based capital—total	14.36%	15.39%	15.20%	16.68%	15.43%

Asset Quality Ratios
Nonaccrual loans/loans	0.63%	1.63%	1.79%	1.90%	2.67%
Nonperforming assets/loans plus OREO	0.64%	1.66%	1.92%	2.07%	2.80%
Allowance for loan losses/loans	1.30%	1.38%	1.56%	1.53%	1.75%
Allowance for loan losses/nonperforming loans	206%	85%	87%	80%	66%
Net loan charge-offs/average loans	0.25%	0.78%	0.56%	1.11%	1.60%

Reconciliations of GAAP To Non-GAAP Ratios

December 31	2013	2012	2011	2010	2009
(dollars in thousands)
Common return on average tangible assets (non-GAAP)
Net income	$50,539	$34,200	$39,653	$37,279	$2,038
Total average assets (GAAP Basis)	4,505,792	4,312,538	4,072,608	4,123,455	4,259,288
Less: average goodwill and average other intangible assets	(180,338)	(177,511)	(171,839)	(173,656)	(174,832)

Tangible average assets (non-GAAP)	$4,325,454	$4,135,027	$3,900,769	$3,949,799	$4,084,456

Common return on average tangible assets (non-GAAP)	1.17%	0.83%	1.02%	0.94%	0.05%

Common return on average tangible common equity (non-GAAP)
Net income	$50,539	$34,200	$39,653	$37,279	$2,038
Total average shareholders’ equity (GAAP Basis)	548,771	516,812	585,186	566,670	544,535
Less: average goodwill, average other intangible assets, and average preferred equity	(180,338)	(177,511)	(271,053)	(279,410)	(275,561)

Tangible average common equity (non-GAAP)	$368,433	$339,301	$314,133	$287,260	$268,974

Common return on average tangible common equity (non-GAAP)	13.72%	10.07%	12.62%	12.98%	0.76%

Tangible common equity/tangible assets (non-GAAP)
Total shareholders’ equity (GAAP basis)	$571,306	$537,422	$490,526	$578,665	$553,318
Less: goodwill and other intangible assets and preferred equity	(179,579)	(181,083)	(171,001)	(278,874)	(279,945)

Tangible common equity (non-GAAP)	$391,727	$356,339	$319,525	$299,791	$273,373
Total assets (GAAP basis)	4,533,190	4,526,702	4,119,994	4,114,339	4,170,475
Less: goodwill and other intangible assets and preferred equity	(179,579)	(181,083)	(171,001)	(172,738)	(174,575)

Tangible assets (non-GAAP)	$4,353,611	$4,345,619	$3,948,993	$3,941,601	$3,995,900

Tangible common equity/tangible assets (non-GAAP)	9.00%	8.20%	8.09%	7.61%	6.84%

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A, represents an overview of our consolidated results of operations and financial condition and highlights material changes in our financial condition and results of operations at and for the three and nine month periods ended September 30, 2014 and 2013, and our financial condition for each of the past two years and results of operations for each of the past three years. Certain reclassifications have been made to prior periods to place them on a basis comparable with the current period presentation. Some tables may include additional time periods to illustrate trends within our financial statements. Our MD&A should be read in conjunction with our Consolidated Financial Statements and notes thereto. The results of operations reported in the accompanying Consolidated Financial Statements are not necessarily indicative of results to be expected in future periods.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles, or GAAP. Application of these principles requires management to make estimates, assumptions and judgments that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the Consolidated Financial Statements; accordingly, as this information changes, the Consolidated Financial Statements could reflect different estimates, assumptions and judgments. Certain policies inherently are based to a greater extent on estimates, assumptions and judgments of management and, as such, have a greater possibility of producing results that could be materially different than originally reported.

Our most significant accounting policies are presented beginning on page F-48 of this proxy statement/prospectus. These policies, along with the disclosures presented in the Notes to Consolidated Financial Statements, provide information on how significant assets and liabilities are valued in the Consolidated Financial Statements and how those values are determined.

We view critical accounting policies to be those which are highly dependent on subjective or complex estimates, assumptions and judgments and where changes in those estimates and assumptions could have a significant impact on the Consolidated Financial Statements. We currently view the determination of the allowance for loan losses, or ALL, income taxes, securities valuation and goodwill and other intangible assets to be critical accounting policies. During 2013, we did not significantly change the manner in which we applied our critical accounting policies or developed related assumptions or estimates. We have reviewed these related critical accounting estimates and related disclosures with the Audit Committee.

Allowance for Loan Losses

Our loan portfolio is our largest category of assets on our Consolidated Balance Sheets. We have designed a systematic ALL methodology which is used to determine our provision for loan losses and ALL on a quarterly basis. The ALL represents management’s estimate of probable losses inherent in the loan portfolio at the balance sheet date and is presented as a reserve against loans in the Consolidated Balance Sheets. The ALL is increased by a provision charged to expense and reduced by charge-offs, net of recoveries. Determination of an adequate ALL is inherently subjective, as it requires estimations of the occurrence of future events. The ALL may be subject to significant changes from period to period.

The methodology for determining the ALL has two main components: evaluation and impairment tests of individual loans and evaluation and impairment tests of certain groups of homogeneous loans with similar risk characteristics.

We individually evaluate all substandard and nonaccrual commercial loans greater than $0.5 million for impairment. A loan is impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. For all troubled debt restructurings, or TDRs, regardless of size, as well as all other impaired loans, we conduct further analysis to determine the probable loss and assign a specific reserve to the loan if deemed appropriate. Specific reserves are established based upon the following three impairment methods: 1) the present value of expected future cash flows discounted at the loan’s effective interest rate, 2) the loan’s observable market price or 3) the estimated fair value of the collateral if the loan is collateral dependent. These analyses involve a high degree of judgment in estimating the amount of loss associated with specific impaired loans, including estimating the amount and timing of future cash flows, the current estimated fair value of the loan and collateral values. Our impairment evaluations consist primarily of the fair value of collateral method because most of our loans are collateral dependent. We obtain appraisals on impaired loans greater than $0.5 million annually.

The ALL methodology for groups of homogeneous loans, known as the general reserve or reserve for loans collectively evaluated for impairment, is comprised of both a quantitative and qualitative analysis. We first apply historical loss rates to pools of loans with similar risk characteristics. Loss rates are calculated using historical charge-offs that have occurred within each pool of loans over the loss emergence period, or LEP. The LEP is an estimate of the average amount of time from the point at which a loss is incurred on a loan to the point at which the loss is confirmed. In general, the LEP will be shorter in an economic slowdown or recession and longer during times of economic stability or growth, as customers are better able to delay loss confirmation after a potential loss event has occurred.

Due to the recent improvement in economic conditions, we completed an internal study utilizing our loan charge-off history to recalibrate the LEPs of the commercial portfolio segments. Consistent with the improved economic conditions, the LEPs have lengthened, and as a result, we lengthened our LEP assumption for each of the commercial portfolio segments. We estimate the LEP to be three and a half years for commercial real estate, or CRE, two and a half years for commercial and industrial, or C&I, and two years for commercial construction. This is an increase from the prior LEPs of two years for CRE and one year for C&I and commercial construction. We believe that the LEPs for the consumer portfolio segments have also lengthened as they are influenced by the same improvement in economic conditions that impacted the commercial portfolio segments. We therefore also lengthened the LEP assumption for the consumer portfolio to one and a half years. This is an increase from prior LEPs of one year for the consumer portfolio segment. The look-back period represents the historical data period utilized in the ALL to calculate the estimated loss rates. We use a two to five year look-back period to calculate the historic loss rates depending on the portfolio segment. After consideration of the loss calculations, management applies additional qualitative adjustments so that the ALL is reflective of the inherent losses that exist in the loan portfolio at the balance sheet date. Qualitative adjustments are made based upon changes in economic conditions, loan portfolio and asset quality data and credit process changes, such as credit policies or underwriting standards. The evaluation of the various components of the ALL requires considerable judgment in order to estimate inherent loss exposures.

The LEP changes made to the ALL assumptions were applied prospectively and did not result in a material change to the total ALL. Lengthening the LEP does increase the historical loss rates and therefore the quantitative component of the ALL. We believe this makes the quantitative component of the ALL more reflective of inherent losses that exist within the loan portfolio, which resulted in a decrease in the qualitative component of the ALL. The changes to the LEPs also improved our insight into the inherent risk of the individual commercial portfolio segments. As the economic conditions have improved, our data indicates that the CRE segment has less inherent loss and that the C&I segment contains greater inherent loss. The ALL at December 31, 2013 reflects these changes within the CRE and C&I portfolio segments.

At December 31, 2013, approximately 84 percent of the ALL related to the commercial loan portfolio. Commercial loans represent 73 percent of total portfolio loans. Commercial loans have been more impacted by the economic slowdown in our markets. The ability of customers to repay commercial loans is more dependent upon the success of their businesses, continuing income and general economic conditions. The risk of loss is higher on such loans compared to consumer loans, which have incurred lower losses in our market.

Our ALL Committee meets quarterly to verify the overall adequacy of the ALL. Additionally, on an annual basis, the ALL Committee meets to validate certain aspects of our ALL model. This validation includes reviewing the pools of loans to ensure the segmentation results in relevant homogeneous pools of loans. The ALL Committee reviews the LEP and look-back periods used to calculate the loss rates. Further, the ALL Committee reviews the qualitative factors for reasonableness. As a result of this ongoing monitoring process, we may make changes to our ALL methodology to be responsive to the economic environment.

Although we believe our process for determining the ALL adequately considers all of the factors that would likely result in credit losses, the process includes subjective elements and may be susceptible to significant change. To the extent actual losses are higher than management estimates, additional provisions for loan losses could be required and could adversely affect our earnings or financial position in future periods.

Income Taxes

We estimate income tax expense based on amounts expected to be owed to the tax jurisdictions where we conduct business. The laws are complex and subject to different interpretations by us and various taxing authorities. On a quarterly basis, we assess the reasonableness of our effective tax rate based upon our current estimate of the amount and components of pre-tax income, tax credits and the applicable statutory tax rates expected for the full year.

We determine deferred income tax assets and liabilities using the asset and liability method, and we report them in other assets or other liabilities, as appropriate, in the Consolidated Balance Sheets. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities and recognizes enacted changes in tax rate and laws. When deferred tax assets are recognized, they are subject to a valuation allowance based on management’s judgment as to whether realization is more likely than not.

Accrued taxes represent the net estimated amount due to taxing jurisdictions and are reported in other assets or other liabilities, as appropriate, in the Consolidated Balance Sheets. We evaluate and assess the relative risks and appropriate tax treatment of transactions and filing positions after considering statutes, regulations, judicial precedent and other information and maintain tax accruals consistent with the evaluation of these relative risks and merits. Changes to the estimate of accrued taxes occur periodically due to changes in tax rates, interpretations of tax laws, the status of examinations being conducted by taxing authorities and changes to statutory, judicial and regulatory guidance. These changes, when they occur, can affect deferred taxes and accrued taxes, as well as the current period’s income tax expense and can be significant to our operating results.

Tax positions are recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50 percent likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.

Securities Valuation

We determine the appropriate classification of securities at the time of purchase. All securities, including both debt and equity securities, are classified as available-for-sale. These securities are carried at fair value with net unrealized gains and losses deemed to be temporary and are reported separately as a component of other comprehensive income (loss), net of tax. Realized gains and losses on the sale of available-for-sale securities and other-than-temporary impairment, or OTTI, charges are recorded within noninterest income in the Consolidated Statements of Net Income. Realized gains and losses on the sale of securities are determined using the specific-identification method.

We perform a quarterly review of our securities to identify those that may indicate an OTTI. Our policy for OTTI within the marketable equity securities portfolio generally requires an impairment charge when the security is in a loss position for 12 consecutive months, unless facts and circumstances would suggest the need for an OTTI prior to that time. Our policy for OTTI within the debt securities portfolio is based upon a number of factors, including but not limited to, the length of time and extent to which the estimated fair value has been less than cost, the financial condition of the underlying issuer, the ability of the issuer to meet contractual obligations, the best estimate of the impairment charge representing credit losses, the likelihood of the security’s ability to recover any decline in its estimated fair value and whether we intend to sell the investment security or if it is more likely than not that we will be required to sell the security prior to the security’s recovery. If the impairment is considered other-than-temporary based on management’s review, the impairment must be separated into credit and non-credit portions. The credit component is recognized in the Consolidated Statements of Net Income and the non-credit component is recognized in other comprehensive income (loss), net of applicable taxes. If the financial markets experience deterioration, charges to income could occur in future periods.

Goodwill and Other Intangible Assets

As a result of acquisitions, we have recorded goodwill and identifiable intangible assets in our Consolidated Balance Sheets. Goodwill represents the excess of the purchase price over the fair value of net assets acquired. We account for business combinations using the acquisition method of accounting.

Goodwill relates to value inherent in the Community Banking and Insurance reporting units and that value is dependent upon our ability to provide quality, cost-effective services in the face of competition from other market participants. This ability relies upon continuing investments in processing systems, the development of value-added service features and the ease of use of our services. As such, goodwill value is supported ultimately by profitability that is driven by the volume of business transacted. A decline in earnings as a result of a lack of growth or the inability to deliver cost-effective services over sustained periods can lead to impairment of goodwill, which could adversely impact our earnings in future periods.

We have three reporting units: Community Banking, Insurance and Wealth Management. The carrying value of goodwill is tested annually for impairment each October 1 or more frequently if it is determined that a triggering event has occurred. We first assess qualitatively whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Our qualitative assessment considers such factors as macroeconomic conditions, market conditions specifically related to the banking industry, our overall financial performance and various other factors. If we determine that it is more likely than not that the fair value is less than the carrying amount, we proceed to test for impairment. The evaluation for impairment involves comparing the current estimated fair value of each reporting unit to its carrying value, including goodwill. If the current estimated fair value of a reporting unit exceeds its carrying value, no additional testing is required and an impairment loss is not recorded. If the estimated fair value of a reporting unit is less than the carrying value, further valuation procedures are performed that could result in impairment of goodwill being recorded. Further valuation procedures would include allocating the estimated fair value to all assets and liabilities of the reporting unit to determine an implied goodwill value. If the implied value of goodwill of a reporting unit is less than the carrying amount of that goodwill, an impairment loss is recognized in an amount equal to that excess. We completed the annual goodwill impairment assessment as required in 2013, 2012 and 2011; the results indicated that the fair value of each reporting unit exceeded the carrying value.

Based upon our qualitative assessment performed for our annual impairment analysis, we concluded that it is more likely than not that the fair value of the reporting units exceeds the carrying value. Both the national economy and the local Western Pennsylvania economy where our business is concentrated improved over the past year. General economic activity and key indicators such as housing and unemployment also showed improvement. While still challenging, the banking environment also improved with fewer bank failures, better asset quality, improved earnings and generally better stock prices. Activity in mergers and acquisitions demonstrated that there is premium value of banking franchises and a number of banks of our size have been able to access the capital markets over the past year. Our stock price has increased, and our stock has generally traded above book value throughout 2013. Additionally, our overall performance has improved, and we have not identified any other facts or circumstances that would cause us to conclude that it is more likely than not that the fair value of each of the reporting units would be less than the carrying value of the reporting unit.

We determine the amount of identifiable intangible assets based upon independent core deposit and insurance contract valuations at the time of acquisition. Intangible assets with finite useful lives, consisting primarily of core deposit and customer list intangibles, are amortized using straight-line or accelerated methods over their estimated weighted average useful lives, ranging from 10 to 16 years. Intangible assets with finite useful lives are evaluated for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. No such events or changes in circumstances occurred during the years ended December 31, 2013, 2012 and 2011.

The financial services industry and securities markets can be adversely affected by declining values. If economic conditions result in a prolonged period of economic weakness in the future, our business segments, including the Community Banking segment, may be adversely affected. In the event that we determine that either our goodwill or finite lived intangible assets are impaired, recognition of an impairment charge could have a significant adverse impact on our financial position or results of operations in the period in which the impairment occurs.

Recent Accounting Pronouncements and Developments

Note 1 Summary of Significant Accounting Policies in the Notes to the Consolidated Financial Statements, which is included on page F-48 of this proxy statement/prospectus, discusses new accounting pronouncements that we adopted and the expected impact of accounting pronouncements recently issued or proposed, but not yet required to be adopted.

Overview

We are a bank holding company headquartered in Indiana, Pennsylvania with assets of $4.9 billion at September 30, 2014. We provide a full range of financial services through offices in 12 Pennsylvania counties with retail and commercial banking products, cash management services, insurance and trust and discount brokerage services. We also have two loan production offices, or LPOs, in Northeast and Central Ohio. Our common stock trades on the NASDAQ Global Select Market under the symbol “STBA.”

We earn revenue primarily from interest on loans and securities and fees charged for financial services provided to our customers. Offsetting these revenues are the cost of deposits and other funding sources, provision for loan losses and other operating costs such as salaries and employee benefits, data processing, occupancy and tax expense.

Our mission is to become the financial services provider of choice within the markets that we serve. We strive to do this by delivering exceptional service and value, one customer at a time. Our strategic plan focuses on organic growth, which includes growth within our current footprint and growth through market expansion. We also actively evaluate acquisition opportunities, which if successful can be another source of growth. Our strategic plan includes a collaborative model that combines expertise from all of our business segments and focuses on satisfying each customer’s individual financial objectives.

Our financial performance improved significantly in 2013 compared to the prior year. Full year 2013 earnings increased $16.3 million, or 48 percent, to $50.5 million compared to $34.2 million for 2012. This marked increase in earnings is a result of our ability to execute on our key strategic initiatives of loan growth, improving asset quality and expense control and improved economic conditions in our markets.

Loan growth was strong throughout 2013 with portfolio loans increasing $219.6 million, or 6.6 percent, compared to December 31, 2012. This growth was primarily in our CRE, C&I, and residential mortgage loan portfolios. Our Northeast Ohio LPO has performed well since its opening, adding approximately $95.0 million of commercial loans in 2013. Further driving loan growth was the expansion of our sales team with the addition of commercial lenders in various markets throughout 2013.

Asset quality improved significantly throughout 2013 resulting in a $14.5 million, or 64 percent, decline in the provision for loan losses from the prior year. Net charge-offs decreased $16.6 million, or 66 percent, from the prior year. Total nonperforming loans decreased 59 percent to $22.5 million, or 0.63 percent of total loans at December 31, 2013, from $55.0 million, or 1.63 percent of total loans at December 31, 2012. Special mention and substandard commercial loans also decreased $146.0 million, or 47 percent, to $163.0 million from $309 million at December 31, 2012. This significant improvement in asset quality was due to the continued improvement of the economic conditions in our markets and a strategic focus on actively managing and bringing to resolution our problem loans.

We benefited from various expense control initiatives and operational efficiencies implemented throughout 2013, including our branch consolidation efforts with the closure of two branches and two drive-up facilities, our branch capture initiative which improved operating efficiencies around check processing and the sale of our merchant card servicing business which allowed us to maintain referral revenue while eliminating much of the associated cost with running this business.

We sold our merchant card servicing business during the first quarter of 2013 resulting in a $3.1 million gain. While this was a successful business, we determined that it would be difficult to compete in this business in the future due to intense competition and technological advances. We entered into a marketing and sales alliance agreement with the purchaser for an initial term of ten years. Future revenue is dependent on the number of referrals, number of new merchant accounts and volume of activity. We are now able to offer a more robust suite of merchant related services through our partner while maintaining relationships with our customers.

Our Total risk-based capital ratio decreased by 103 basis points to 14.36 percent at December 31, 2013 from 15.39 percent at December 31, 2012, due primarily to the repayment of subordinated debt. During 2013, we repaid $45.0 million of subordinated debt due to its diminishing regulatory capital benefit and the future positive impact on net interest income. Our other capital ratios improved and all remain significantly above the “well capitalized” thresholds of federal bank regulatory agencies, with a leverage ratio of 9.75 percent and a Tier 1 risk-based capital ratio of 12.37 percent at December 31, 2013.

During the nine months ended September 30, 2014, we successfully executed on our organic growth strategy through growth in our current footprint and by expanding into new markets. On January 21, 2014, we announced the opening of an LPO in Central Ohio. On June 18, 2014, we opened a new branch with a team of experienced banking professionals in State College, Pennsylvania. During the nine months ended September 30, 2014, we grew our business organically with portfolio loans increasing $235.0 million, or 6.6% percent, compared to December 31, 2013. This growth was primarily in our commercial loan portfolio.

On October 29, 2014, we entered into a definitive agreement to acquire Integrity. The acquisition will expand our footprint into south-central Pennsylvania. The transaction was valued at approximately $155 million and is expected to close in the first quarter of 2015 after satisfaction of customary closing conditions, including regulatory approvals and the approval of the shareholders of Integrity.

Our focus continues to be on loan and deposit growth and implementing opportunities to increase fee income while maintaining a strong expense discipline. The low interest rate environment will continue to challenge our net interest income, but our organic growth will help to mitigate the impact. We plan to evaluate new markets and strive to replicate the success of our LPOs in Northeast and Central Ohio. Our focus is also on maintaining and attracting new sales personnel to execute on our loan and fee growth strategies. Our capital position remains strong and we are well positioned to take advantage of acquisition opportunities as they arise.

Explanation of Use of Non-GAAP Financial Measures

In addition to the results of operations presented in accordance with generally accepted accounting principles, or GAAP, management uses, and this proxy statement/prospectus contains or references, certain non-GAAP financial measures, such as net interest income on a fully taxable equivalent, or FTE, basis and operating revenue. Management believes these non-GAAP financial measures provide information useful to investors in understanding our underlying business, operational performance and performance trends as they facilitate comparisons with the performance of others in the financial services industry. Although management believes that these non-GAAP financial measures enhance investors’ understanding of our business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP or considered to be more important than financial results determined in accordance with GAAP, nor are they necessarily comparable with non-GAAP measures which may be presented by other companies.

We believe the presentation of net interest income on a FTE basis ensures the comparability of net interest income arising from both taxable and tax-exempt sources and is consistent with industry practice. Interest income per the Consolidated Statements of Comprehensive Income is reconciled to net interest income adjusted to a FTE basis in the next section for the three and nine months ended September 30, 2014 and 2013.

Operating revenue is the sum of net interest income and noninterest income less non-recurring income and expenses. In order to understand the significance of net interest income to our business and operating results, we believe it is appropriate to evaluate the significance of net interest income as a component of operating revenue.

Results of Operations

Three and Nine Months Ended September 30, 2014 Compared to Three and Nine Months Ended September 30, 2013

Earnings Summary

Net income available to common shareholders for the three months ended September 30, 2014 was $14.7 million, or diluted earnings per share of $0.49, compared to $12.2 million, or $0.41, for the same period in 2013. Net income for the nine months ended September 30, 2014 was $43.4 million, or diluted earnings per share of $1.46, compared to $38.7 million, or $1.30, for the same period in 2013. The increase in net income was primarily driven by an increase in net interest income and a lower provision for loan losses in both the three and nine months ended September 30, 2014.

Net interest income increased $2.3 million, or 6.4 percent, and $6.4 million, or 6.2 percent, for the three and nine month periods ended September 30, 2014 compared to the same periods in 2013. The increase in net interest income for both periods is mainly due to interest earning asset growth. Total average interest earning assets increased $276.5 million, or 6.7 percent, and $234.7 million, or 5.7 percent, for the three and nine month periods ended September 30, 2014 compared to the same periods in 2013. The increase was driven by higher average loans, which is due to our successful efforts in growing our loan portfolio organically over the past year.

The provision for loan losses decreased $1.9 million for the three months ended September 30, 2014 and decreased $6.1 million for the nine months ended September 30, 2014 compared to the same periods in 2013. The lower provision in both the three and nine months ended September 30, 2014 was due to improving economic conditions which have positively impacted our asset quality metrics in all categories, including decreases in loan charge-offs, nonaccrual loans, special mention and substandard loans and the delinquency status of our loan portfolio. Net charge-offs were $0.7 million for the three months ended September 30, 2014 compared to $1.5 million for the three months ended September 30, 2013 and we had net recoveries of $0.5 million for the nine months ended September 30, 2014 compared to net charge-offs of $5.3 million for the nine months ended September 30, 2013.

Our total noninterest income decreased $0.6 million to $11.9 million for the three months ended September 30, 2014 and $5.1 million to $35.1 million for the nine months ended September 30, 2014 compared to the same periods in 2013. The decrease in noninterest income for the three months ended September 30, 2014 was primarily due to a decrease in fees related to interest rate swaps with our commercial customers, consumer loan fees and letters of credit. The decrease in noninterest income for the nine months ended September 30, 2014 was primarily related to a $3.1 million gain on the sale of our merchant card servicing business that occurred in the first quarter of 2013 and decreases in mortgage banking income, debit and credit card fees, insurance fees, interest rate swap fees with our commercial customers and consumer loan fees. The decreases for the nine months ended September 30, 2014 were partially offset by an increase in our wealth management fees due to new business development efforts and certain fee increases.

Total noninterest expense increased $0.5 million to $28.4 million for the three months ended September 30, 2014 and decreased $0.4 million to $87.5 million for the nine months ended September 30, 2014 compared to the same periods in 2013. The increase for the three months ended September 30, 2014 primarily related to the reversal during 2013 of a contingent liability for an IRS proposed penalty. The decrease for the nine months ended September 30, 2014 was due to no merger related expenses in 2014 compared to $0.8 million in 2013, and lower professional services and legal, data processing expense, other taxes and Federal Deposit Insurance Corporation, or FDIC, insurance. These decreases were offset by the above mentioned reversal of a contingent liability and increased salaries and employee benefit expenses.

Net Interest Income

Our principal source of revenue is net interest income. Net interest income represents the difference between the interest and fees earned on interest-earning assets and the interest paid on interest-bearing liabilities. Net interest income is affected by changes in the average balance of interest-earning assets and interest-bearing liabilities and changes in interest rates and spreads. Maintaining consistent spreads between interest-earning assets and interest-bearing liabilities is significant to our financial performance because net interest income comprised 76 percent of operating revenue (net interest income plus noninterest income, excluding non-recurring income and expenses) for the three and nine month periods ended September 30, 2014. The level and mix of interest-earning assets and interest-bearing liabilities is managed by our Asset and Liability Committee, or ALCO, in order to mitigate interest rate and liquidity risks of the balance sheet. A variety of ALCO strategies were implemented, within prescribed ALCO risk parameters, to maintain an acceptable net interest margin on interest-earning assets.

The interest income on interest-earning assets and the net interest margin are presented on a FTE basis. The FTE basis adjusts for the tax benefit of income on certain tax-exempt loans and securities using the federal statutory tax rate of 35 percent for each period and the dividend-received deduction for equity securities. We believe this measure to be the preferred industry measurement of net interest income that provides a relevant comparison between taxable and non-taxable amounts.

The following table reconciles interest income and interest rates per the Consolidated Statements of Comprehensive Income to net interest income and rates adjusted to a FTE basis for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
(dollars in thousands)	2014	2013	2014	2013
Total interest income	$40,605	$38,581	$119,142	$114,977
Total interest expense	3,076	3,307	9,167	11,438

Net interest income per consolidated statements of comprehensive income	37,529	35,274	109,975	103,539
Adjustment to FTE basis	1,373	1,229	4,090	3,570

Net Interest Income (FTE) (non-GAAP)	$38,902	$36,503	$114,065	$107,109

Net interest margin	3.38%	3.38%	3.40%	3.38%
Adjustment to FTE basis	0.12%	0.12%	0.12%	0.12%

Net Interest Margin (FTE) (non-GAAP)	3.50%	3.50%	3.52%	3.50%

Income amounts are annualized for rate calculations.

Average Balance Sheet and Net Interest Income Analysis

The following table provides information regarding the average balances, interest and rates earned on interest-earning assets and the average balances, interest and rates paid on interest-bearing liabilities for the periods presented:

	Three Months Ended September 30, 2014			Three Months Ended September 30, 2013
(dollars in thousands)	Average Balance	Interest	Rate	Average Balance	Interest	Rate
ASSETS
Loans (1)(2)	$3,755,862	$38,052	4.02%	$3,476,914	$36,461	4.16%
Interest-bearing deposits with banks	58,033	33	0.23%	162,381	110	0.27%
Taxable investment securities (3)	458,378	2,292	2.00%	378,678	1,879	1.98%
Tax-exempt investment securities (2)	129,400	1,482	4.58%	108,982	1,331	4.88%
Federal Home Loan Bank and other restricted stock	15,740	119	3.02%	13,910	29	0.83%

Total Interest-earning Assets	4,417,413	41,978	3.77%	4,140,865	39,810	3.82%
Noninterest-earning assets:
Cash and due from banks	52,172			51,177
Premises and equipment, net	36,200			36,978
Other assets	338,486			350,933
Less allowance for loan losses	(47,568)			(48,087)

Total Assets	$4,796,703			$4,531,866

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest-bearing demand	$326,711	$16	0.02%	$311,369	$19	0.02%
Money market	308,166	129	0.17%	323,671	111	0.14%
Savings	1,035,281	404	0.15%	1,019,647	396	0.15%
Certificates of deposit	888,163	1,707	0.76%	962,492	2,127	0.88%
CDARS and brokered deposits	249,659	224	0.36%	88,462	64	0.28%

Total Interest-bearing deposits	2,807,980	2,480	0.35%	2,705,641	2,717	0.40%
Securities sold under repurchase agreements	21,243	1	0.01%	59,390	14	0.09%
Short-term borrowings	172,228	135	0.31%	127,174	91	0.28%
Long-term borrowings	20,282	152	2.97%	22,625	172	3.01%
Junior subordinated debt securities	45,619	308	2.68%	45,619	313	2.72%

Total Interest-bearing Liabilities	3,067,352	3,076	0.40%	2,960,449	3,307	0.44%

Noninterest-bearing liabilities:
Noninterest-bearing demand	1,074,564			955,337
Other liabilities	53,860			67,639
Shareholders’ equity	600,927			548,441

Total Liabilities and Shareholders’ Equity	$4,796,703			$4,531,866

Net Interest Income (2)(3)		$38,902			$36,503

Net Interest Margin (2)(3)			3.50%			3.50%

(1)	Nonaccruing loans are included in the daily average loan amounts outstanding.
(2)	Tax-exempt income is on a FTE basis using the statutory federal corporate income tax rate of 35 percent for 2014 and 2013.
(3)	Taxable investment income is adjusted for the dividend-received deduction for equity securities.

	Nine Months Ended September 30, 2014			Nine Months Ended September 30, 2013
(dollars in thousands)	Average Balance	Interest	Rate	Average Balance	Interest	Rate
ASSETS
Loans (1)(2)	$3,661,456	$111,928	4.09%	$3,418,571	$108,651	4.25%
Interest-bearing deposits with banks	97,666	181	0.25%	186,248	363	0.26%
Taxable investment securities (3)	427,731	6,372	1.99%	366,025	5,609	2.04%
Tax-exempt investment securities (2)	126,867	4,418	4.64%	108,556	3,867	4.75%
Federal Home Loan Bank and other restricted stock	13,970	333	3.18%	13,582	57	0.56%

Total Interest-earning Assets	4,327,690	123,232	3.81%	4,092,982	118,547	3.87%
Noninterest-earning assets:
Cash and due from banks	49,713			51,799
Premises and equipment, net	35,844			37,202
Other assets	338,872			356,278
Less allowance for loan losses	(48,023)			(47,716)

Total Assets	$4,704,096			$4,490,545

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest-bearing demand	$317,333	$52	0.02%	$308,335	$56	0.02%
Money market	328,561	382	0.16%	329,830	348	0.14%
Savings	1,028,469	1,196	0.16%	998,410	1,342	0.18%
Certificates of deposit	899,240	5,269	0.78%	986,061	7,004	0.95%
CDARS and brokered deposits	223,647	567	0.34%	61,290	120	0.26%

Total Interest-bearing deposits	2,797,250	7,466	0.36%	2,683,926	8,870	0.44%
Securities sold under repurchase agreements	29,463	2	0.01%	63,382	61	0.13%
Short-term borrowings	136,378	313	0.31%	86,813	169	0.26%
Long-term borrowings	20,869	471	3.01%	25,077	580	3.09%
Junior subordinated debt securities	45,619	915	2.68%	72,853	1,758	3.23%

Total Interest-bearing Liabilities	3,029,579	9,167	0.40%	2,932,051	11,438	0.52%

Noninterest-bearing liabilities:
Noninterest-bearing demand	1,031,430			942,610
Other liabilities	52,704			70,829
Shareholders’ equity	590,383			545,055

Total Liabilities and Shareholders’ Equity	$4,704,096			$4,490,545

Net Interest Income (2)(3)		$114,065			$107,109

Net Interest Margin (2)(3)			3.52%			3.50%

(1)	Nonaccruing loans are included in the daily average loan amounts outstanding.
(2)	Tax-exempt income is on a FTE basis using the statutory federal corporate income tax rate of 35 percent for 2014 and 2013.
(3)	Taxable investment income is adjusted for the dividend-received deduction for equity securities.

Net interest income on a FTE basis increased $2.4 million, or 6.6 percent, for the three months ended September 30, 2014 and $7.0 million, or 6.5 percent, for the nine months ended September 30, 2014 compared to the same periods in 2013. The net interest margin on a FTE basis remained unchanged for the three months ended September 30, 2014 and increased 2 basis points for the nine months ended September 30, 2014 compared to the same periods in 2013. The increase in net interest income is mainly due to interest earning asset growth.

Interest income on a FTE basis increased $2.2 million, or 5.4 percent, and $4.7 million, or 4.0 percent, to $42.0 million and $123.2 million for the three and nine months ended September 30, 2014 compared to the same periods in 2013. The increase in interest income was mainly driven by the $276.5 million and $234.7 million increases in interest-earning assets for the three and nine month periods ended September 30, 2014 compared to the same periods in 2013. The interest-earning asset balance increase is mainly attributable to loan growth. Average loan balances increased by $278.9 million and $242.9 million for the three and nine months ended September 30, 2014 compared to the same periods in 2013 as a result of organic growth, primarily in our commercial loan portfolio. Due to the continued low interest rate environment our rate earned on loans decreased 14 basis points and 16 basis points for the three and nine months ended September 30, 2014 when compared to the three and nine months ended September 30, 2013. Average interest-bearing deposits with banks, which is primarily cash at the Federal Reserve, decreased $104.3 million for the three months and $88.6 million for the nine months ended September 30, 2014 when compared to the same periods in 2013. Average investment securities, including Federal Home Loan Bank, or FHLB, and other restricted stock, increased $101.9 million for the three months and $80.4 million for the nine months ended September 30, 2014 compared to the same periods in 2013. Deployment of excess cash at the Federal Reserve to higher yielding investment securities and an increase in the FHLB dividend rate had a positive impact on the interest-earning asset rate. Overall, the FTE rate on total interest-earning assets decreased 5 basis points to 3.77 percent for the three months ended September 30, 2014 and decreased 6 basis points to 3.81 percent for the nine months ended September 30, 2014 as compared to 3.82 percent and 3.87 percent for the same periods in 2013.

Interest expense decreased $0.2 million and $2.3 million to $3.1 million and $9.2 million for the three and nine months ended September 30, 2014 compared to the same periods in 2013. The decrease in interest expense for the three months ended September 30, 2014 is mainly due to a shift in the mix of our interest-bearing liabilities from higher rate certificates of deposit, or CDs, to lower cost deposits and borrowings. In addition to a shift in the mix of our interest-bearing liabilities, the decrease in interest expense for the nine month period ending September 30, 2014 was impacted by the redemption of $45.0 million of subordinated debt during the second quarter of 2013. Total interest-bearing deposits increased $102.3 million and $113.3 million for the three months and nine months ended September 30, 2014 compared to the same periods in 2013. Higher interest-bearing deposits are due to an increase of $161.2 million and $162.4 million in Certificate of Deposit Account Registry Services, or CDARS, One-Way-Buy, or OWB, and brokered deposits and an increase of $15.5 million and $37.8 million in interest-bearing demand, money market and savings balances offset by a decrease in CDs of $74.3 million and $86.8 million for the three and nine month periods ended September 30, 2014 compared to the same periods in 2013. The cost of total interest-bearing deposits was 0.35 percent and 0.36 percent for the three and nine month periods ended September 30, 2014, compared to 0.40 percent and 0.44 percent for the three and nine month periods ended September 30, 2013. The decrease in the cost of interest-bearing deposits was mainly due to the maturity of higher rate CDs being replaced by lower rate deposits. Interest expense on average borrowings remained relatively unchanged over the three month period ended September 30, 2014 and decreased $0.9 million over the nine month period ended September 30, 2014 compared to the same periods in 2013. The $0.9 million decrease over the nine month period was primarily a result of the redemption of $45.0 million of subordinated debt during the second quarter of 2013. Overall, the cost of interest-bearing liabilities decreased 4 basis points and 12 basis points for the three months and nine months ended September 30, 2014 compared to the same periods in 2013.

The following table sets forth for the periods indicated a summary of the changes in interest earned and interest paid resulting from changes in volume and changes in rates:

	Three Months Ended September 30, 2014 Compared to September 30, 2013			Nine Months Ended September 30, 2014 Compared to September 30, 2013
(dollars in thousands)	Volume (4)	Rate (4)	Net	Volume (4)	Rate (4)	Net
Interest earned on:
Loans (1)(2)	$2,925	$(1,334)	$1,591	$7,719	$(4,442)	$3,277
Interest-bearing deposits with banks	(71)	(6)	(77)	(173)	(9)	(182)
Taxable investment securities (3)	395	18	413	946	(183)	763
Tax-exempt investment securities (2)	249	(98)	151	652	(101)	551
Federal Home Loan Bank and other restricted stock	4	86	90	2	274	276

Total Interest-earning Assets	3,502	(1,334)	2,168	9,146	(4,461)	4,685

Interest paid on:
Interest-bearing demand	1	(4)	(3)	2	(6)	(4)
Money market	(5)	23	18	(1)	35	34
Savings	6	2	8	40	(186)	(146)
Certificates of deposit	(164)	(256)	(420)	(617)	(1,118)	(1,735)
CDARS and brokered deposits	116	44	160	318	129	447
Securities sold under repurchase agreements	(9)	(4)	(13)	(33)	(26)	(59)
Short-term borrowings	32	12	44	96	48	144
Long-term borrowings	(18)	(2)	(20)	(97)	(12)	(109)
Junior subordinated debt securities	—	(5)	(5)	(657)	(186)	(843)

Total Interest-bearing Liabilities	(41)	(190)	(231)	(949)	(1,322)	(2,271)

Net Change in Net Interest Income	$3,543	$(1,144)	$2,399	$10,095	$(3,139)	$6,956

(1)	Nonaccruing loans are included in the daily average loan amounts outstanding.
(2)	Tax-exempt income is on a FTE basis using the statutory federal corporate income tax rate of 35 percent for 2014 and 2013.
(3)	Taxable investment income is adjusted for the dividend-received deduction for equity securities.
(4)	Changes to rate/volume are allocated to both rate and volume on a proportionate dollar basis.

Provision for Loan Losses

The provision for loan losses is the adjustment to the allowance for loan losses, or ALL, after considering loan charge-offs and recoveries to bring the ALL to a level determined to be appropriate in management’s judgment to absorb probable losses inherent in the loan portfolio. The provision for loan losses decreased $1.9 million from $3.4 million to $1.5 million for the three months ended September 30, 2014 and decreased $6.1 million from $6.7 million to $0.6 million for the nine months ended September 30, 2014 compared to the same periods in 2013. We continue to experience favorable asset quality trends with decreases in loan charge-offs, nonaccrual loans, special mention and substandard loans and the delinquency status of our loan portfolio. Net loan charge-offs decreased $0.8 million to $0.7 million for the three months ended September 30, 2014 compared to a net charge-off of $1.5 million for the three months ended September 30, 2013 and improved $5.8 million to a net recovery of $0.5 million for the nine months ended September 30, 2014 compared to a net charge-off of $5.3 million for the nine months ended September 30, 2013. Nonaccrual loans decreased 63 percent to $13.5 million at September 30, 2014 compared to $36.4 million at September 30, 2013. Total special mention and substandard commercial loans have decreased $67.5 million, or 34 percent, over the last twelve months to $130.9 million at September 30, 2014. The ALL was 1.24 percent of total loans at September 30, 2014 compared to 1.37 percent at September 30, 2013. Refer to “Allowance for Loan Losses” in the MD&A of this proxy statement/prospectus for additional information.

Noninterest Income

	Three Months Ended September 30,				Nine Months Ended September 30,
(dollars in thousands)	2014	2013	$ Change	% Change	2014	2013	$ Change	% Change
Securities gains, net	$—	$3	$(3)	(100.0)%	$41	$5	$36	NM
Debit and credit card fees	2,909	2,764	145	5.2	8,135	8,365	(230)	(2.7)
Service charges on deposit accounts	2,799	2,801	(2)	(0.1)	7,882	7,744	138	1.8
Wealth management fees	2,756	2,747	9	0.3	8,548	8,143	405	5.0
Insurance fees	1,722	1,738	(16)	(0.9)	4,824	5,156	(332)	(6.4)
Mortgage banking	270	265	5	1.9	666	1,658	(992)	(59.8)
Gain on sale of merchant card servicing business	—	—	—	—	—	3,093	(3,093)	(100.0)
Other	1,475	2,224	(749)	(33.7)	5,022	6,051	(1,029)	(17.0)

Total Noninterest Income	$11,931	$12,542	$(611)	(4.9)%	$35,118	$40,215	$(5,097)	(12.7)%

NM- percentage not meaningful

Noninterest income decreased $0.6 million, or 4.9 percent, and $5.1 million, or 12.7 percent, to $11.9 million and $35.1 million for the three and nine month periods ended September 30, 2014 compared to the same periods in 2013. The decrease related to other noninterest income for both periods. Additional decreases in the nine month period ended September 30, 2014 related to the sale of our merchant card servicing business, declines in fees from mortgage banking, debit and credit cards and insurance offset by an increase in wealth management fees.

The decrease in other noninterest income of $0.7 million and $1.0 million for the three and nine month periods ended September 30, 2014, as compared to the same periods in 2013, was primarily due to a decrease in fees related to interest rate swaps with our commercial customers, consumer loan fees and letters of credit.

During the first quarter of 2013, we sold our merchant card servicing business for $4.8 million and paid deconversion and termination fees of $1.7 million to the merchant processor resulting in a net gain of $3.1 million. In conjunction with the sale of the merchant card servicing business, we entered into a marketing and sales alliance agreement with the purchaser, providing transition fees, royalties and referral revenue. Income from the marketing and sales alliance agreement is included in debit and credit card fees. The decrease in debit and credit card fees for the nine month period ended September 30, 2014 primarily relates to transition fees that we received during the first five months after the sale of the merchant card servicing business that did not recur during 2014, combined with the timing of referral revenue. Mortgage banking income decreased $1.0 million for the nine month period ended September 30, 2014 compared to the same period in 2013. The decrease in mortgage banking income relates to the increase in mortgage rates that occurred in the second quarter of 2013, resulting in a decrease in the volume of loans originated for sale in the secondary market and less favorable pricing on loan sales. During the nine months ended September 30, 2014, we sold 50 percent fewer mortgages with $27.9 million in loan sales compared to $56.0 million during the same period in 2013. Insurance fees decreased $0.3 million for the nine month period ended September 30, 2014 compared to the same period in 2013 due to increased competition.

Wealth management fees increased $0.4 million for the nine month period ended September 30, 2014, as compared to the same period in 2013, due to higher assets under management, new business development efforts and certain fee increases.

Noninterest Expense

	Three Months Ended September 30,				Nine Months Ended September 30,
(dollars in thousands)	2014	2013	$ Change	% Change	2014	2013	$ Change	% Change
Salaries and employee benefits (1)	$14,823	$14,910	$(87)	(0.6)%	$45,971	$45,646	$325	0.7%
Data processing (1)	2,152	2,137	15	0.7	6,466	6,180	286	4.6
Net occupancy (1)	2,004	1,910	94	4.9	6,218	6,032	186	3.1
Furniture and equipment	1,308	1,084	224	20.7	3,856	3,623	233	6.4
Marketing	757	607	150	24.7	2,335	2,088	247	11.8
Other Taxes	839	1,039	(200)	(19.2)	2,363	2,953	(590)	(20.0)
Professional services and legal (1)	950	996	(46)	(4.6)	2,488	3,139	(651)	(20.7)
FDIC insurance	607	629	(22)	(3.5)	1,817	2,112	(295)	(14.0)
Other noninterest expense (1)	5,000	4,631	369	8.0	16,005	15,334	671	4.4
Merger related expense		—	—	—	—	838	(838)	(100.0)

Total Noninterest Expense	$28,440	$27,943	$497	1.8%	$87,519	$87,945	$(426)	(0.5)%

(1)	Excludes one-time merger related expense for 2013.

Noninterest expense increased $0.5 million to $28.4 million for the three months ended September 30, 2014. This increase was attributable to increases in furniture and equipment, marketing and other noninterest expenses offset by a decrease in other taxes.

Furniture and equipment expenses increased $0.2 million primarily due to purchases of furniture and equipment for newly opened locations during the quarter. Increased marketing expenses of $0.2 million were incurred resulting from the timing of our various promotional programs.

Other noninterest expense increased $0.4 million due to the reversal of a contingent liability for an IRS proposed penalty in 2013. The contingent liability was assumed with the acquisition of Mainline Bancorp in 2012 and was reversed when we received notice during 2013 that the IRS had waived the $0.5 million penalty. The decrease in other taxes of $0.2 million was primarily related to legislative changes that have resulted in a reduction in Pennsylvania share tax expense.

Noninterest expense decreased $0.4 million to $87.5 million for the nine months ended September 30, 2014. This decrease was attributable to no merger related expenses in 2014, and decreases in professional services and legal expenses, FDIC insurance and other taxes offset by increases in salaries and employee benefits, data processing, furniture and equipment, marketing and other noninterest expenses.

The $0.8 million of merger related expense recognized in the nine months ended September 30, 2013 related primarily to the data processing system conversion of Gateway Bank. Although the Gateway Bank acquisition occurred in August 2012, the merger with S&T Bank and the system conversion was completed on February 8, 2013.

Professional services and legal expense decreased $0.7 million primarily due to additional external accounting and consulting charges that were incurred in 2013 while the decrease in other taxes of $0.6 million was primarily related to legislative changes that have resulted in a reduction in Pennsylvania share tax expense.

FDIC insurance charges are based in part on our financial ratios which have improved, resulting in a decrease in expense of $0.3 million.

Salaries and employee benefits expense increased $0.3 million primarily due to an increase in incentive expense offset by a decrease in pension expense. Incentive expense increased $1.8 million due to strong performance in 2014. Offsetting this increase to incentive expense was a reduction in our pension expense of $1.6 million due to a decrease in our pension liability primarily resulting from a change in actuarial assumptions.

Data processing increased $0.3 million primarily due to the implementation of a new teller platform and software that strengthens the authentication of our customers that use our online banking product. Furniture and equipment expenses increased $0.2 million primarily due to purchases of furniture and equipment for newly opened locations. Increased marketing expenses of $0.2 million were incurred resulting from the timing of our various promotional programs.

Other noninterest expense increased $0.7 million primarily related to the reversal of a contingent liability for an IRS proposed penalty in 2013. The contingent liability was assumed with the acquisition of Mainline Bancorp in 2012 and was reversed when we received notice during 2013 that the IRS had waived the $0.5 million penalty.

Provision for Income Taxes

The provision for income taxes increased $0.7 million to $4.9 million for the three month period and increased $3.2 million to $13.6 million for the nine month period ended September 30, 2014 compared to a provision of $4.2 million and $10.4 million for the same periods in 2013. The increases to the provision for income taxes for the three and nine month periods ended September 30, 2014 were primarily due to increases of $3.1 million for the three month period and $7.9 million for the nine month period in pre-tax income. The effective tax rate for the nine months ended September 30, 2014 increased to 23.8 percent compared to 21.2 percent for the same period in 2013. The increase in our effective tax rate was primarily due to increases in projected pre-tax income.

Fiscal Year Ended December 31, 2013 Compared to the Fiscal Year Ended December 31, 2012

Earnings Summary

Net income available to common shareholders increased $16.3 million, or 48 percent, to $50.5 million or $1.70 per share in 2013 compared to $34.2 million or $1.18 per share in 2012. The increase in net income was primarily due to higher net interest income of $4.0 million, or three percent, a $14.5 million, or 64 percent, decrease in the provision for loan losses and a $5.5 million, or four percent, decrease in noninterest expense. The common return on average assets increased from 0.79 percent at December 31, 2012 to 1.12 percent at December 31, 2013, and the common return on average equity rose to 9.21 percent at December 31, 2013, from 6.62 percent at December 31, 2012.

Net interest income increased $4.0 million to $139.2 million compared to $135.2 million in 2012 due to improvement in our funding costs along with an increase in average interest earning assets of $203.5 million, or 5.2 percent. The increase in earning assets resulted from higher average loans outstanding due to strong organic loan growth in 2013 and our two acquisitions in 2012.

The provision for loan losses decreased $14.5 million to $8.3 million during 2013 compared to $22.8 million in 2012. The decrease in the provision for loan losses for the year is a result of the improving economic conditions which have positively impacted our asset quality metrics in all categories, including decreases in loan charge-offs, nonaccrual loans, special mention and substandard loans and the delinquency status of our loan portfolio. Net loan charge-offs decreased 66 percent to $8.5 million in 2013 compared to $25.2 million in 2012.

Total noninterest income was relatively unchanged at $51.5 million for the year ended December 31, 2013 compared to $51.9 million for 2012. The decrease of $0.4 million was primarily due to a $3.0 million gain on the sale of securities in 2012, $0.8 million decrease in mortgage banking and $1.0 million decrease other noninterest income. These decreases were offset by a $3.1 million net gain from the sale of our merchant card servicing business and other increases in wealth management income, services charges on deposits and insurance income.

Total noninterest expense decreased $5.5 million to $117.4 million for the year ended 2013 compared to $122.9 million for 2012. Professional services and legal decreased $1.5 million, data processing decreased $0.6 million and other noninterest expense decreased $4.1 million. These decreases were primarily a result of a $5.1 million decrease in merger related expenses that were incurred in 2012 as well as expense control initiatives implemented throughout 2013. The decrease in other noninterest expense was primarily in other real estate owned, or OREO, and unfunded loan commitments. These decreases were offset by increases in salaries and benefits, which increased $0.6 million, net occupancy, which increased $0.4 million and other taxes, which increased $0.5 million from 2012. These increases are due to growth from our acquisitions and the expansion of loan production into Ohio in 2012.

The $23.6 million increase in pretax net income resulted in an increase of $7.2 million in the provision for income taxes of $14.5 million in 2013 compared to $7.3 million in 2012.

Net Interest Income

Our principal source of revenue is net interest income. Net interest income represents the difference between the interest and fees earned on interest-earning assets and the interest paid on interest-bearing liabilities. Net interest income is affected by changes in the average balance of interest-earning assets and interest-bearing liabilities and changes in interest rates and spreads. Maintaining consistent spreads between interest-earning assets and interest-bearing liabilities is significant to our financial performance because net interest income comprised 74 percent of operating revenue (net interest income plus noninterest income, excluding security gains/losses and non-recurring income and expenses) in 2013 and 73 percent of operating revenue in 2012. Refer to [Explanation of Use of Non-GAAP Financial Measures] beginning on page [    ] for a discussion of operating revenue as a non-GAAP financial measure. The level and mix of interest-earning assets and interest-bearing liabilities are managed by our Asset and Liability Committee, or ALCO, in order to mitigate interest rate and liquidity risks of the balance sheet. A variety of ALCO strategies were implemented, within prescribed ALCO risk parameters, to maintain an acceptable net interest margin.

The interest income on interest-earning assets and the net interest margin are presented on a fully taxable-equivalent, or FTE, basis. The FTE basis adjusts for the tax benefit of income on certain tax-exempt loans and investments using the federal statutory tax rate of 35 percent for each period. We believe this measure to be the preferred industry measurement of net interest income that provides a relevant comparison between taxable and non-taxable amounts.

The following table reconciles net interest income and net interest margin from a GAAP to a non-GAAP basis for the years presented:

	Years Ended December 31,
(dollars in thousands)	2013	2012	2011
Total interest income	$153,756	$156,251	$165,079
Total interest expense	14,563	21,024	27,733

Net interest income per consolidated statements of net income	139,193	135,227	137,346
Adjustment to FTE basis	4,850	4,471	4,154

Net Interest Income (FTE) (non-GAAP)	$144,043	$139,698	$141,500
Net interest margin	3.39%	3.45%	3.72%
Adjustment to FTE basis	0.11	0.12	0.11

Net Interest Margin (FTE) (non-GAAP)	3.50%	3.57%	3.83%

Average Balance Sheet and Net Interest Income Analysis

The following table provides information regarding the average balances, interest and rates earned on interest-earning assets and the average balances, interest and rates paid on interest-bearing liabilities for the years ended December 31:

	2013			2012			2011
(dollars in thousands)	Average Balance	Interest	Rate	Average Balance	Interest	Rate	Average Balance	Interest	Rate
ASSETS
Loans (1)(2)	$3,448,529	$145,366	4.22%	$3,213,018	$147,819	4.59%	$3,216,856	$156,845	4.88%
Interest-bearing deposits with banks	167,952	444	0.26%	289,947	718	0.25%	123,714	302	0.24%
Taxable investment securities (3)	371,099	7,458	2.01%	291,483	7,346	2.52%	270,805	8,471	3.13%
Tax-exempt investment securities (2)	110,009	5,231	4.76%	95,382	4,802	5.03%	64,357	3,611	5.61%
Federal Home Loan Bank and other restricted stock	13,692	107	0.78%	17,945	37	0.21%	20,856	4	0.02%

Total Interest-earning Assets	4,111,281	158,606	3.86%	3,907,775	160,722	4.10%	3,696,588	169,233	4.58%
Noninterest-earning assets:
Cash and due from banks	51,534			53,517			50,458
Premises and equipment, net	37,087			38,460			38,425
Other assets	353,857			361,982			344,378
Less allowance for loan losses	(47,967)			(49,196)			(57,241)

Total Assets	$4,505,792			$4,312,538			$4,072,608

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest-bearing liabilities:
Interest-bearing demand	$309,748	$75	0.02%	$306,994	$146	0.05%	$286,588	$363	0.13%
Money market	319,831	446	0.14%	308,719	528	0.17%	249,497	376	0.15%
Savings	1,001,209	1,735	0.17%	902,889	2,356	0.26%	761,274	1,267	0.17%
Certificates of deposit	1,054,451	9,150	0.87%	1,104,262	13,766	1.24%	1,181,823	20,946	1.77%

Total Interest-bearing deposits	2,685,239	11,406	0.42%	2,622,864	16,796	0.64%	2,479,182	22,952	0.93%
Securities sold under repurchase agreements	54,057	62	0.12%	47,388	82	0.17%	41,584	53	0.13%
Short-term borrowings	101,973	279	0.27%	50,212	123	0.24%	551	2	0.32%
Long-term borrowings	24,312	746	3.07%	33,841	1,107	3.26%	31,651	1,091	3.45%
Junior subordinated debt securities	65,989	2,070	3.14%	90,619	2,916	3.21%	90,619	3,635	4.01%

Total Interest-bearing Liabilities	2,931,570	14,563	0.50%	2,844,924	21,024	0.74%	2,643,587	27,733	1.05%

Noninterest-bearing liabilities:
Noninterest-bearing demand	955,475			877,056			792,911
Other liabilities	69,976			73,746			50,924
Shareholders’ equity	548,771			516,812			585,186

Total Liabilities and Shareholders’ Equity	$4,505,792			$4,312,538			$4,072,608

Net Interest Income (2) (3)		$144,043			$139,698			$141,500

Net Interest Margin (2) (3)			3.50%			3.57%			3.83%

(1)	Nonaccruing loans are included in the daily average loan amounts outstanding.
(2)	Tax-exempt income is on a FTE basis using the statutory federal corporate income tax rate of 35 percent for 2013, 2012 and 2011.
(3)	Taxable investment income is adjusted for the dividend-received deduction for equity securities.

The following table details a summary of the changes in interest earned and interest paid resulting from changes in volume and rates for the years presented:

(dollars in thousands)	2013 Compared to 2012 Increase (Decrease) Due to			2012 Compared to 2011 Increase (Decrease) Due to
	Volume (4)	Rate (4)	Net	Volume (4)	Rate (4)	Net
Interest earned on:
Loans (1)(2)	$10,835	$(13,288)	$(2,453)	$(187)	$(8,839)	$(9,026)
Interest-bearing deposits with bank	(302)	28	(274)	407	9	416
Taxable investment securities (3)	2,007	(1,895)	112	647	(1,772)	(1,125)
Tax-exempt investment securities (2)	735	(306)	429	1,741	(550)	1,191
Federal Home Loan Bank and other restricted stock	(8)	78	70	(1)	34	33

Total Interest-earning Assets	13,267	(15,383)	(2,116)	2,607	(11,118)	(8,511)
Interest paid on:
Interest-bearing demand	$1	$(72)	$(71)	$26	$(243)	$(217)
Money market	19	(101)	(82)	89	63	152
Savings	257	(878)	(621)	236	853	1,089
Certificates of deposit	(622)	(3,994)	(4,616)	(1,374)	(5,806)	(7,180)
Securities sold under repurchase agreements	12	(32)	(20)	7	22	29
Short-term borrowings	126	30	156	157	(36)	121
Long-term borrowings	(311)	(50)	(361)	75	(59)	16
Junior subordinated debt securities	(792)	(54)	(846)	—	(719)	(719)

Total Interest-bearing Liabilities	(1,310)	(5,151)	(6,461)	(784)	(5,925)	(6,709)

Net Change in Net Interest Income	$14,577	$(10,232)	$4,345	$3,391	$(5,193)	$(1,802)

(1)	Nonaccruing loans are included in the daily average loan amounts outstanding.
(2)	Tax-exempt income is on a FTE basis using the statutory federal corporate income tax rate of 35 percent for 2013, 2012 and 2011.
(3)	Taxable investment income is adjusted for the dividend-received deduction for equity securities.
(4)	Changes to rate/volume are allocated to both rate and volume on a proportionate dollar basis.

Net interest income increased $4.3 million to $144.0 million compared to $139.7 million in 2012. Net interest margin decreased by 7 basis points to 3.50 percent compared to 3.57 percent in 2012. The increase in net interest income is due to the improvement in funding costs coupled with an increase of $203.5 million in average earning assets which helped to offset the impact of declining earning asset rates. The decrease in net interest margin is a result of the current low rate environment, as earning asset rates decreased faster than our ability to offset those decreases on the funding side.

Interest income decreased $2.1 million to $158.6 million in 2013 compared to $160.7 million in 2012. The decrease in interest income was primarily driven by a 37 basis point decrease in average loan rates to 4.22 percent compared to 4.59 percent in 2012. The impact from the decrease in average loan rates was offset in part by the average loan balance increase of $235.5 million. Average investment securities increased $94.2 million and interest income increased $0.5 million on investment securities compared to 2012. The interest-bearing balance with banks, which is primarily funds held at the Federal Reserve, decreased $122.0 million during 2013 as cash was used to fund loan growth and investment securities purchases. Overall, the FTE rate on total interest-earning assets decreased 24 basis points to 3.86 percent in 2013 as compared to 4.10 percent in 2012.

Interest expense decreased $6.4 million to $14.6 million for 2013 compared to $21.0 million for 2012. The primary driver of the decrease in interest expense was the maturities of CDs bearing higher interest rates. For 2013, average interest-bearing deposits increased by $62.4 million to $2.7 billion as compared to $2.6 billion 2012. The increase in average interest-bearing deposits is attributed to a $98.3 million average balance increase in savings deposits and a $13.9 million average balance increase in interest-bearing demand and money market accounts, partially offset by an average balance decrease of $49.8 million in CDs. The cost of interest bearing deposits and the cost of total deposits including noninterest bearing demand deposits was 0.42 percent and 0.31 percent, decreases of 22 and 17 basis points from 2012, primarily due to CDs maturing and being replaced by both interest bearing and noninterest bearing demand and other lower interest rate deposits. The $24.6 million and 7 basis point decrease in junior subordinated debt is due to the early repayment of $45.0 million of junior subordinated debt during 2013. Long term borrowings decreased by $9.5 million and 19 basis points in 2013 as a result of maturities of FHLB long-term advances. Customer activity drove the $6.7 million balance increase in the securities sold under repurchase agreements, while the 5 basis point decrease was a result of lowering the product rate. Short term borrowings were utilized to replace the subordinated debt and long term debt resulting in an increase of $51.8 million from 2012. Overall, the cost of interest-bearing liabilities decreased 24 basis points to 0.50 percent for 2013 as compared to 0.74 percent for 2012.

Provision for Loan Losses

The provision for loan losses is the amount to be added to the ALL after adjusting for charge-offs and recoveries to bring the ALL to a level considered appropriate to absorb probable losses inherent in the loan portfolio. The provision for loan losses decreased $14.5 million, or 64 percent, to $8.3 million for 2013 compared to $22.8 million for 2012. The decrease is due to better economic conditions in our markets which resulted in a significant improvement in our asset quality. Net charge-offs decreased $16.6 million, or 66 percent, from the prior year. Net charge-offs were $8.5 million, or 0.25 percent of average loans in 2013, compared to $25.2 million, or 0.78 percent of average loans in 2012. Total nonperforming loans were $22.5 million, or 0.63 percent, of total loans at December 31, 2013, which represents a 59 percent decrease from $55.0 million, or 1.63 percent of total loans at December 31, 2012. Special mention and substandard commercial loans also decreased $146.0 million, or 47 percent, to $163.0 million from $309.0 million at December 31, 2012. Refer to the Allowance for Loan Losses section of this Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A, for further details.

Noninterest Income

	Years Ended December 31,
(dollars in thousands)	2013	2012	$ Change	% Change
Securities gains, net	$5	$3,016	$(3,011)	(99.8)
Debit and credit card fees	10,931	11,134	(203)	(1.8)
Wealth management fees	10,696	9,808	888	9.1
Service charges on deposit accounts	10,488	9,992	496	5.0
Insurance fees	6,248	6,131	117	1.9
Gain on sale of merchant card servicing business	3,093	—	3,093	—
Mortgage banking	2,123	2,878	(755)	(26.2)

Other Income
BOLI income	1,856	2,317	(461)	(19.9)
Letter of credit origination fees	1,098	1,417	(319)	(22.5)
Interest rate swap fees	1,012	1,036	(24)	(2.3)
Other	3,977	4,183	(206)	(4.9)

Total Other Noninterest Income	7,943	8,953	(1,010)	(11.3)

Total Noninterest Income	$51,527	$51,912	$(385)	(0.7)

Noninterest income remained relatively unchanged compared to 2012. Increases in fees from wealth management and insurance, increases in service charges on deposit accounts and the gain on the sale of our merchant card servicing business in January 2013 were offset by decreases in gains on sale of securities, debit and credit card fees, mortgage banking and other noninterest income.

We sold our merchant card servicing business for $4.8 million and paid deconversion and termination fees of $1.7 million to the merchant processor resulting in a net gain of $3.1 million. In conjunction with the sale of the merchant card servicing business, we entered into a marketing and sales alliance agreement with the purchaser, providing transition fees, royalties and referral revenue. Income from the marketing and sales alliance agreement is included in debit and credit card fees. Revenues from the marketing and sales alliance agreement of $1.7 million for 2013 were comparable to the merchant revenue included in debit and credit card fees of $1.8 million for 2012. The $0.5 million increase in service charges on deposit accounts was primarily due to increases in deposit related fees that occurred throughout 2013. Wealth management fees increased $0.9 million due to higher assets under management, primarily a result of improvements in the stock market. Further, our discount brokerage income increased due to higher commission fees in 2013 compared to 2012 as we hired additional financial advisors in 2012.

The $3.0 million decrease in security gains relates to almost no sales activity in 2013 versus the sales of two equity positions during 2012 as a result of increases in value after merger announcements. Mortgage banking income decreased $0.8 million during 2013 compared to the previous year due to a higher interest rate environment in 2013. Interest rates increased late in the second quarter of 2013 resulting in a decrease in the volume of loans originated for sale in the secondary market and less favorable pricing on loan sales. During the year ended December 31, 2013, we sold 24 percent fewer mortgages with $62.9 million in loan sales compared to $82.9 million during 2012. The decrease in other noninterest income of $1.0 million for year ended December 31, 2013 was primarily attributed to a decrease of $0.5 million in bank owned life insurance, or BOLI, income related to a death benefit received in 2012 and a lower rate of return on BOLI throughout 2013 and a decrease in fee income on letters of credit of $0.3 million.

Noninterest Expense

	Years Ended December 31,
(dollars in thousands)	2013	2012	$ Change	% Change
Salaries and employee benefits (1)	$60,847	$57,920	$2,927	5.1
Data processing (1)	8,263	7,326	937	12.8
Net occupancy (1)	8,018	7,603	415	5.5
Furniture and equipment	4,883	5,262	(379)	(7.2)
Professional services and legal (1)	4,184	4,610	(426)	(9.2)
Other taxes	3,743	3,200	543	17.0
Marketing (1)	2,929	3,206	(277)	(8.6)
FDIC insurance	2,772	2,926	(154)	(5.3)
Merger related expense	838	5,968	(5,130)	(86.0)

Other expenses:
Joint venture amortization	4,095	4,199	(104)	(2.5)
Amortization of intangibles	1,591	1,709	(118)	(6.9)
Other real estate owned	445	2,166	(1,721)	(79.5)
Unfunded loan commitments	(60)	1,811	(1,871)	(103.3)
Other (1)	14,844	14,957	(113)	(0.8)

Total Other Noninterest Expense	20,915	24,842	(3,927)	(15.8)

Total Noninterest Expense	$117,392	$122,863	$(5,471)	(4.5)

(1)	Excludes merger related expense.

Noninterest expense decreased $5.5 million, or 4.5 percent, to $117.4 million, for the year ended December 31, 2013 compared to 2012. The decrease in noninterest expense was primarily due to a decline in merger related expenses and other noninterest expense. Partially offsetting these decreases was higher expenses in several categories during 2013 due to the full integration of our two acquisitions that occurred in 2012.

We had $0.8 million in merger related expense for the year ended December 31, 2013 compared to $6.0 million in 2012. The $0.8 million of merger related expense recognized in 2013 primarily related to the data processing system conversion of Gateway Bank. Although the Gateway Bank acquisition occurred in August 2012, the merger with S&T Bank and the system conversion was completed on February 8, 2013. The $6.0 million of merger related expense in 2012 related to our acquisition of Mainline Bancorp, Inc., or Mainline, on March 9, 2012 and Gateway Bank of Pennsylvania, or Gateway, on August 13, 2012.

Salaries and employee benefits increased $2.9 million during 2013 due to additional employees, annual merit increases, higher commissions and incentives and severance. Increases consisted of $1.3 million due to the number of net new employees from our two acquisitions in the prior year and the opening of our LPO in Northeast Ohio in August 2012, as well as to the hiring of additional employees throughout our organization. Adding to the increase was our annual salary merit increase of $0.8 million and $0.5 million in severance. Commission and incentive expense increased by $1.8 million due to increased loan production and strong performance in our other business lines. Offsetting these increases was a decrease in pension expense of $1.1 million, resulting from a change in actuarial assumptions. Stock compensation expense decreased $0.4 million in 2013 because there was no new management incentive plan for 2013.

Data processing, occupancy and other taxes increased for the year ended December 31, 2013. Data processing increased $0.9 million compared to the previous year due to increased processing charges resulting from our acquisitions, the annual increase with our third party data processor and the implementation of software that significantly strengthens the authentication of our customers that use our online banking product. Occupancy increased $0.4 million primarily due to additional branch locations resulting from our two acquisitions. Offsetting this increase was savings from the closure of two branches and two drive-up facilities during 2013. The increase of $0.5 million in other taxes primarily related to the additional shares tax obligations that we assumed with the acquisitions of Mainline and Gateway.

Furniture and equipment, professional services and legal, marketing and FDIC insurance expense decreased during the year ended December 31, 2013 when compared to 2012. Furniture and equipment expense declined $0.4 million due to a decrease in depreciation expense related to assets acquired in 2008 that were fully depreciated during 2013. Marketing expense decreased $0.3 million due to fewer customer promotions in 2013. Federal Deposit Insurance Corporation, or FDIC, charges are based in part on financial ratios which have improved during 2013, resulting in a decrease of $0.2 million when compared with the year ended December 31, 2012. Professional services and legal expense decreased $0.4 million compared to 2012 because additional external accounting and consulting charges were incurred in the first quarter of 2012.

Other noninterest expense decreased $3.9 million for the year ended December 31, 2013 as compared to the year ended December 31, 2012. The decreases in other noninterest expense were primarily due to decreases of $1.9 million in the reserve for unfunded loan commitments and $1.7 million in OREO expense due to improving asset quality. Other noninterest expense also decreased $0.5 million due to the reversal of a contingent liability for an Internal Revenue Service, or IRS, proposed penalty for tax year 2010. The contingent liability was assumed with the acquisition of Mainline in 2012 and was reversed when we received notice during 2013 that the IRS had waived the $0.5 million penalty.

Our efficiency ratio, which measures noninterest expense as a percent of noninterest income plus net interest income, on a FTE basis, excluding security gains/losses, was 60 percent for 2013 and 65 percent for 2012. Refer to Explanation of Use of Non-GAAP Financial Measures beginning on page 90 for a discussion of this non-GAAP financial measure.

Federal Income Taxes

We recorded a federal income tax provision of $14.5 million in 2013 compared to $7.3 million in 2012. The effective tax rate, which is the provision for income taxes as a percentage of pretax income was 22.3 percent in 2013 compared to 17.5 percent in 2012. We ordinarily generate an annual effective tax rate that is less than the statutory rate of 35 percent due to benefits resulting from tax-exempt interest, excludable dividend income, tax-exempt income on BOLI and tax benefits associated with Low Income Housing Tax Credits. The increase to our effective tax rate was primarily due to an increase of $23.6 million in pre-tax income which diluted the permanent benefits listed above.

Fiscal Year Ended December 31, 2012 Compared to the Fiscal Year Ended December 31, 2011

Net Income

Our net income available to common shareholders decreased $5.5 million to $34.2 million or $1.18 per share in 2012 compared to $39.7 million or $1.41 per share in 2011. The decrease in net income was primarily a result of an increase of $19.0 million in noninterest expense, which includes $6.0 million in one-time merger related expenses. Additionally, our provision for loan losses increased $7.2 million. We also experienced a decline in our net interest income of $2.1 million compared to the prior year, due to lack of organic loan growth and the low interest rate environment. These decreases were partially offset by a $7.9 million increase in noninterest income primarily due to increased mortgage banking and wealth management fees and gains on security sales, and a decrease of $7.4 million in provision for income taxes. Additionally, we did not have preferred dividend payments due to the redemption of $108.7 million of preferred stock from the U.S. Department of Treasury’s Capital Purchase Program in December of 2011.

Return on Equity and Assets

The table below presents our consolidated profitability and common equity to assets ratio for each of the last three years:

Years Ended December 31	2012	2011	2010
Common return on average assets	0.79%	0.97%	0.90%
Common return on average equity	6.62%	6.78%	6.58%
Divided payout ratio	50.75%	42.44%	44.75%
Common equity to asset ratio	11.87%	11.91%	11.48%

Net Interest Income

Our principal source of revenue is net interest income. Net interest income represents the difference between the interest and fees earned on interest-earning assets and the interest paid on interest-bearing liabilities. Net interest income is affected by changes in the average balance of interest-earning assets and interest-bearing liabilities and changes in interest rates and spreads. Maintaining consistent spreads between interest-earning assets and interest-bearing liabilities is significant to our financial performance because net interest income comprised 73 percent of operating revenue (net interest income plus noninterest income, excluding security gains/losses) in 2012 and 76 percent of operating revenue in 2011. Refer to Explanation of Use of Non-GAAP Financial Measures beginning on page 90 for a discussion of this non-GAAP financial measure. The level and mix of interest-earning assets and interest-bearing liabilities are managed by our ALCO in order to mitigate interest rate and liquidity risks of the balance sheet. A variety of ALCO strategies were implemented, within prescribed ALCO risk parameters, to maintain an acceptable net yield on interest-earning assets (net interest margin) given the challenges of the current interest rate environment.

The interest income on interest-earning assets and the net interest margin are presented on a FTE basis. The FTE basis adjusts for the tax benefit of income on certain tax-exempt loans and investments using the federal income that provides a relevant comparison between taxable and non-taxable amounts.

The following table reconciles net interest income, and net interest margin from a GAAP to a non-GAAP basis for the years presented:

	Years Ended December 31,
(dollars in thousands)	2012	2011	2010
Total interest income	$156,251	$165,079	$180,419
Total interest expense	21,024	27,733	34,573

Net interest income per consolidated statements of net income	135,227	137,346	145,846
Adjustment to FTE basis	4,471	4,154	4,627

Net Interest Income (FTE) (non-GAAP)	$139,698	$141,500	$150,473

Net interest margin	3.45%	3.72%	3.93%
Adjustment to FTE basis	0.12	0.11	0.12

Net Interest Margin (FTE) (non-GAAP)	3.57%	3.83%	4.05%

Average Balance Sheet and Net Interest Income Analysis

The following table provides information regarding the average balances, interest and rates earned on interest-earning assets and the average balances, interest and rates paid on interest-bearing liabilities for the years ended December 31:

	2012			2011			2010
(dollars in thousands)	Average Balance	Interest	Rate	Average Balance	Interest	Rate	Average Balance	Interest	Rate
ASSETS
Loans (1)(2)	$3,213,018	$147,819	4.59%	$3,216,856	$156,845	4.88%	$3,386,103	$172,319	5.09%
Interest-bearing deposits with banks	289,947	718	0.25%	123,714	302	0.24%	49	—	0.34%
Taxable investment securities (3)	291,483	7,346	2.52%	270,805	8,471	3.13%	223,723	8,369	3.74%
Tax-exempt investment securities (2)	95,382	4,802	5.03%	64,357	3,611	5.61%	78,933	4,354	5.52%
Federal Home Loan Bank and other restricted stock	17,945	37	0.21%	20,856	4	0.02%	24,101	4	0.01%

Total Interest-earning Assets	3,907,775	160,722	4.10%	3,696,588	169,233	4.58%	3,712,909	185,046	4.98%
Noninterest-earning assets:
Cash and due from banks	53,517			50,458			90,462
Premises and equipment, net	38,460			38,425			39,142
Other assets	361,982			344,378			340,234
Less allowance for loan losses	(49,196)			(57,241)			(59,292)

Total Assets	$4,312,538			$4,072,608			$4,123,455

	2012			2011			2010
(dollars in thousands)	Average Balance	Interest	Rate	Average Balance	Interest	Rate	Average Balance	Interest	Rate

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest-bearing liabilities:
Interest-bearing demand	$306,994	$146	0.05%	$286,588	$363	0.13%	$267,291	$562	0.21%
Money market	308,719	528	0.17%	249,497	376	0.15%	251,092	658	0.26%
Savings	902,889	2,356	0.26%	761,274	1,267	0.17%	749,325	2,127	0.28%
Certificates of deposit	1,104,262	13,766	1.24%	1,181,823	20,946	1.77%	1,300,803	25,370	1.95%

Total Interest-bearing deposits	2,622,864	16,796	0.64%	2,479,182	22,952	0.93%	2,568,511	28,717	1.12%
Securities sold under repurchase agreements	47,388	82	0.17%	41,584	53	0.13%	46,490	64	0.14%
Short-term borrowings	50,212	123	0.24%	551	2	0.32%	32,473	146	0.45%
Long-term borrowings	33,841	1,107	3.26%	31,651	1,091	3.45%	42,920	1,643	3.83%
Junior subordinated debt securities	90,619	2,916	3.21%	90,619	3,635	4.01%	90,619	4,003	4.42%

Total Interest-bearing Liabilities	2,844,924	21,024	0.74%	2,643,587	27,733	1.05%	2,781,013	34,573	1.24%

Noninterest-bearing liabilities:
Noninterest-bearing demand	877,056			792,911			728,708
Other liabilities	73,746			50,924			47,064
Shareholders’ equity	516,812			585,186			566,670

Total Liabilities and Shareholders’ Equity	$4,312,538			$4,072,608			$4,123,455

Net Interest Income (2)(3)		$139,698			$141,500			$150,473

Net Interest Margin (2)(3)			3.57%			3.83%			4.05%

(1)	Nonaccruing loans are included in the daily average loan amounts outstanding.
(2)	Tax-exempt income is on a FTE basis using the statutory federal corporate income tax rate of 35 percent for 2012, 2011 and 2010.
(3)	Taxable investment income is adjusted for the dividend-received deduction for equity securities.

The following table details a summary of the changes in interest earned and interest paid resulting from changes in volume and rates for the years presented:

	2012 Compared to 2011 Increase (Decrease) Due to			2011 Compared to 2010 Increase (Decrease) Due to
(dollars in thousands)	Volume (4)	Rate (4)	Net	Volume (4)	Rate (4)	Net
Interest earned on:
Loans (1)(2)	$(187)	$(8,839)	$(9,026)	$(8,613)	$(6,861)	$(15,474)
Interest-bearing deposits with bank	407	9	416	419	(117)	302
Taxable investment securities (3)	647	(1,772)	(1,125)	1,761	(1,659)	102
Tax-exempt investment securities (2)	1,741	(550)	1,191	(804)	61	(743)
Federal Home Loan Bank and other restricted stock	(1)	34	33	—	—	—

Total Interest-earning Assets	2,607	(11,118)	(8,511)	(7,237)	(8,576)	(15,813)

Interest paid on:
Interest-bearing demand	$26	$(243)	$(217)	$41	$(240)	$(199)
Money market	89	63	152	(4)	(278)	(282)
Savings	236	853	1,089	34	(894)	(860)
Certificates of deposit	(1,374)	(5,806)	(7,180)	(2,321)	(2,103)	(4,424)
Securities sold under repurchase agreements	7	22	29	(7)	(4)	(11)
Short-term borrowings	157	(36)	121	(143)	(1)	(144)
Long-term borrowings	75	(59)	16	(431)	(121)	(552)
Junior subordinated debt securities	—	(719)	(719)	—	(368)	(368)

Total Interest-bearing Liabilities	(784)	(5,925)	(6,709)	(2,831)	(4,009)	(6,840)

Change in Net Interest Income	$3,391	$(5,193)	$(1,802)	$(4,406)	$(4,567)	$(8,973)

(1)	Nonaccruing loans are included in the daily average loan amounts outstanding.
(2)	Tax-exempt income is on a FTE basis using the statutory federal corporate income tax rate of 35 percent for 2012, 2011 and 2010.
(3)	Taxable investment income is adjusted for the dividend-received deduction for equity securities.
(4)	Changes to rate/volume are allocated to both rate and volume on a proportionate dollar basis.

Net interest income and net interest margin decreased by $1.8 million or 26 basis points compared to 2011. The low interest rate environment was a challenge to our net interest income in 2012, as earning assets rates reset faster than our ability to offset those decreases on the funding side.

Interest income decreased $8.5 million to $160.7 million in 2012 compared to $169.2 million in 2011. Rates decreased on almost all earning asset categories due to the low interest rate environment. The decrease in net interest income was primarily driven by a 29 basis point decrease in average loan yields to 4.59 percent compared to 4.88 percent in 2011. Average loan balances were relatively unchanged with a decline of $3.8 million despite the addition of approximately $143.0 million of average loans related to the acquisitions of Mainline and Gateway. Loans from acquisitions were offset by significant loan payoffs throughout the past two years, primarily in our commercial loan portfolio. We retained more residential mortgage loans in the portfolio during the year, rather than selling them in the secondary market. Average investments increased $51.8 million compared to 2011; however, due to declining yields interest income was essentially unchanged. The interest-bearing balance with banks is primarily funds held at the Federal Reserve and increased $166.2 million, or 134.4 percent, during 2012 due to a lack of organic loan growth. Overall, the FTE yield on total interest-earning assets decreased 48 basis points to 4.10 percent in 2012 as compared to 4.58 percent in 2011.

Interest expense decreased $6.7 million to $21.0 million for 2012 compared to $27.7 million for 2011. The primary driver of the decrease in interest expense was the maturities of CDs bearing higher interest rates. For 2012, average interest-bearing deposits increased by $143.7 million to $2.6 billion as compared to $2.5 billion in

2011. The increase in average interest-bearing deposits is attributed to a $141.6 million average balance increase in savings deposits and a $79.6 million average balance increase in interest-bearing demand and money market accounts, partially offset by an average balance decrease of $77.6 million in CDs. The increase in deposits includes the addition of $171.0 million in average deposits related to the acquisitions of Mainline and Gateway. The cost of deposits was 0.48 percent, a decrease of 22 basis points from 2011, primarily due to CDs maturing and being replaced by demand and other lower interest rate deposits. The cost of long-term borrowed funds decreased 64 basis points, to 3.23 percent from 3.87 percent in 2011. However, the cost of securities sold under repurchase agreements, or REPOs, and other short-term borrowed funds increased 8 basis points to 0.21 percent as a result of increased utilization of more expensive short-term borrowings compared to customer repos. Overall, the yield on interest-bearing liabilities decreased 31 basis points to 0.74 percent for 2012 as compared to 2011.

Provision for Loan Losses

The provision for loan losses is the amount to be added to the ALL after adjusting for charge-offs and recoveries to bring the ALL to a level considered appropriate to absorb probable losses inherent in the loan portfolio. The provision for loan losses increased $7.2 million to $22.8 million for 2012 compared to $15.6 million for 2011. Net charge-offs were $25.2 million or 0.78 percent of average loans in 2012, compared to $18.2 million or 0.56 percent of average loans in 2011. During the first half of 2012, we experienced elevated charge-offs primarily in our commercial construction loan portfolio as projects in this portfolio slowed due to the economic environment and as a result, appraised values declined. Refer to the Allowance for Loan Losses section of this MD&A for further details.

Noninterest Income

	Years Ended December 31,
(dollars in thousands)	2012	2011	$ Change	% Change
Security gains (losses), net	$3,016	$(124)	$3,140	2,532.3
Debit and credit card fees	11,134	10,889	245	2.2
Service charges on deposit accounts	9,992	9,978	14	0.1
Wealth management fees	9,808	8,180	1,628	19.9
Insurance fees	6,131	6,230	(99)	(1.6)
Mortgage banking	2,878	1,199	1,679	140.0

Other Income
Interest rate swap fees	1,036	—	1,036	—
Other	7,917	7,705	212	2.8

Total Other Noninterest Income	8,953	7,705	1,248	16.2

Total Noninterest Income	$51,912	$44,057	$7,855	17.8

Noninterest income increased $7.9 million in 2012 compared to 2011, with increases in almost all noninterest income categories. The primary drivers were gains on sales of securities, as well as increased fees from wealth management and mortgage banking and increased interest rate swap fee income.

The $3.1 million increase in security gains relates to the sales of two equity positions during the year as a result of increases in value after merger announcements. Mortgage interest rates remained at very attractive levels throughout 2012 driving strong customer demand. As a result, we experienced an increase of $1.7 million in mortgage banking fee activity in 2012 compared to 2011.

During 2012, we sold $82.9 million of 1-4 family mortgage loans to Fannie Mae compared to $67.9 million in 2011 which increased fees by $0.5 million. Additionally, in 2011 we recorded an impairment charge related to mortgage servicing rights of $0.4 million that reflected a decline in the remaining value of the mortgage servicing asset compared to no impairment in 2012. The remaining increase in mortgage banking activity primarily related to a net gain on our mortgage derivative due to a strong mortgage pipeline at the end of 2012 compared to a decrease in 2011. During the fourth quarter of 2012, we began to retain 20 year mortgages within the loan portfolio which were previously priced and underwritten using secondary market terms and guidelines. This retention of 20 year mortgages is in addition to the 10 and 15 year mortgages which we have been retaining in the portfolio since the second quarter of 2011.

Wealth management fees increased $1.6 million due to improved brokerage business of $0.8 million as a result of adding new producers, and our trust income increased $0.6 million due to an increase in assets under management of $201.0 million compared to 2011.

Interest rate swap fees increased $1.0 million compared to 2011 as our customers opted to lock in low interest rates for longer terms.

Noninterest Expense

	Years Ended December 31,
(dollars in thousands)	2012	2011	$ Change	% Change
Salaries and employee benefits (1)	$57,920	$51,078	$6,842	13.4
Net occupancy (1)	7,603	6,943	660	9.5
Data processing (1)	7,326	6,853	473	6.9
Furniture and equipment	5,262	4,941	321	6.5
Professional services and legal (1)	4,610	5,437	(827)	(15.2)
Marketing (1)	3,206	3,019	187	6.2
Other taxes	3,200	3,381	(181)	(5.4)
FDIC assessment	2,926	3,570	(644)	(18.0)
Merger related expense	5,968	—	5,968	—

Other expenses:
Joint venture amortization	4,199	3,302	897	27.2
Other real estate owned	2,166	1,518	648	42.7
Unfunded loan commitments	1,811	(1,474)	3,285	(222.9)
Amortization of intangibles	1,709	1,737	(28)	(1.6)
Other (1)	14,957	13,603	1,354	10.0

Total Other Noninterest Expense	24,842	18,686	6,156	32.9

Total Noninterest Expense	$122,863	$103,908	$18,955	18.2

(1)	Excludes merger related expense.

We had an increase of $19.0 million in noninterest expense in 2012, compared to 2011, with the largest increases in salaries and employee benefits and one-time merger related expenses.

During the first quarter of 2012, we acquired Mainline, an eight branch institution headquartered in Ebensburg, Pennsylvania and during the third quarter of 2012, we acquired Gateway, a two branch institution headquartered in McMurray, Pennsylvania. In 2012, we incurred one-time merger related expenses of $2.3 million of change in control, severance and other employee costs, $2.3 million in data processing contract termination fees, $1.0 million for professional and legal fees and $0.4 million of other expenses.

Excluding one-time merger related expenses, salaries and employee benefits increased by $6.8 million, or 13.4 percent, compared to 2011. Approximately $2.3 million of the increase related to additional employees added as a result of the acquisitions. We added 53 former Mainline employees to our staff in March 2012 and 19 former Gateway employees in August 2012. Further increasing salary expenses in 2012 were annual merit increases of approximately $1.7 million. Our pension expense increased $2.0 million in 2012 due to an increase in our pension liability as a result of a significant decrease of 100 basis points in our discount rate from 2011. Payroll incentives and commissions increased $0.4 million due to increased production in areas including wealth management and mortgage banking.

Excluding one-time merger related expenses, data processing expenses increased by $0.5 million, primarily due to $0.3 million related to an increased customer processing base due to the acquisitions and an additional $0.2 million related to an upgrade to our Wealth Management data processing system. Net occupancy expenses increased by $0.7 million due to the addition of 10 branches from the acquisitions.

We invest in partnerships that provide federal income tax benefits through tax credits. The partnerships are amortized over the life of the expected tax credits. Joint venture amortization increased by $0.9 million year over year due to three new projects going into service during 2012. Further, we recorded impairment charges of $0.3 million during the year where the benefit of the tax credits had been fully utilized and no future benefits were expected to be realized.

We did see decreases in several expense categories. Excluding one-time merger related expenses, legal and professional expense decreased by $0.8 million, due in part to one-time legal and accounting fees incurred in early 2011. FDIC expense decreased by $0.6 million as we benefited from a lower FDIC assessment based on the revisions made by the FDIC that went into effect April 1, 2011.

Within other noninterest expense, the reserve for unfunded loan commitments increased $3.3 million as a result of increased volume in our construction commitments coupled with higher historical loss rates. In 2011 we had a reversal of $1.5 million of unfunded loan commitments. The reversal in 2011 was primarily attributable to the decline in commitments at that time. Additionally, $0.8 million of the reserve reversal in 2011 related to an expense recognized in 2008 for a letter of credit that we were contractually obligated to fulfill. During 2011, the letter of credit was drawn upon and funded and a corresponding loan charge-off was recorded. We also had an increase of $0.6 million in OREO expense, primarily due to two properties that were sold during 2012 at values significantly below the appraised values, as well as increases in selling expenses pertaining to these properties.

Our efficiency ratio, which measures noninterest expense as a percent of noninterest income plus net interest income, on a FTE basis, excluding security gains/losses, was 65 percent for 2012, including the one-time merger related expenses of $6.0 million, and 56 percent for 2011. Refer to Explanation of Use of Non-GAAP Financial Measures beginning on page 90 for a discussion of this non-GAAP financial measure.

Federal Income Taxes

We recorded a federal income tax provision of $7.3 million in 2012 compared to $14.6 million in 2011. The effective tax rate, which is the provision for income taxes as a percentage of pretax income was 17.5 percent in 2012 compared to 23.6 percent in 2011. The effective tax rate decreased due to tax-exempt income and tax credits remaining relatively constant on a declining pre-tax income. We ordinarily generate an annual effective tax rate that is less than the statutory rate of 35 percent due to benefits resulting from tax-exempt interest, excludable dividend income, tax-exempt interest on BOLI and tax benefits associated with Low Income Housing Tax Credits and Federal Historic Tax Credit Projects.

Credit Quality

Our Criticized Asset Committee meets quarterly and monitors all special mention loans greater than $1.0 million and all substandard loans greater than $0.5 million, which typically represent the highest risk of loss to us. Action plans are established and these loans will be monitored through regular contact with the customer, review of current financial information and other documentation, review of all loan or potential loan restructures/modifications and the regular re-evaluation of assets held as collateral.

Additional credit risk management practices include periodic review and update to lending policies and procedures regarding sound underwriting practices and portfolio management expectations portfolio stress testing. Further, our Loan Review process serves to independently monitor credit quality and assess the effectiveness of credit risk management practices to provide oversight of all corporate lending activities. Loan Review has the primary responsibility for assessing commercial credit administration and credit decision functions of consumer and mortgage underwriting, as well as providing input to the loan risk rating process.

Nonperforming assets, or NPAs, consist of nonaccrual loans, nonaccrual TDRs, and OREO. The following represents NPAs for the years presented:

(dollars in thousands)	2013	2012	2011	2010	2009
Nonperforming Loans
Commercial real estate	$6,852	$20,972	$20,777	$14,674	$52,380
Commercial and industrial	1,412	5,496	7,570	2,567	7,489
Commercial construction	34	1,454	3,604	5,844	21,674
Residential mortgage	1,982	4,526	2,859	5,996	5,583
Home equity	2,073	3,312	2,936	1,433	2,252
Installment and other consumer	34	40	4	65	20
Consumer construction	—	218	181	525	—

Total Nonperforming Loans	12,387	36,018	37,931	31,104	89,398

Nonaccrual Troubled Debt Restructurings
Commercial real estate	3,898	9,584	10,871	29,636	1,409
Commercial and industrial	1,884	939	—	1,000	—
Commercial construction	2,708	5,324	2,943	2,143	—
Residential mortgage	1,356	2,752	4,370	—	—
Home Equity	218	341	—	—	—
Installment and other consumer	3	—	—	—	—

Total Nonperforming Troubled Debt Restructurings	10,067	18,940	18,184	32,779	1,409

Total Nonperforming Loans	22,454	54,958	56,115	63,883	90,807

OREO	410	911	3,967	5,820	4,607

Total Nonperforming Assets	$22,864	$55,869	$60,082	$69,703	$95,414

Nonperforming loans as a percent of total loans	0.63%	1.63%	1.79%	1.90%	2.67%

Nonperforming assets as a percent of total loans plus OREO	0.64%	1.66%	1.92%	2.07%	2.80%

Our policy is to place loans in all categories in nonaccrual status when collection of interest or principal is doubtful, or generally when interest or principal payments are 90 days or more past due. There were no loans 90 days or more past due and still accruing at December 31, 2013 or December 31, 2012.

NPAs decreased $33.0 million, or 59 percent, to $22.9 million at December 31, 2013 compared to $55.9 million at December 31, 2012. The significant decline in NPAs can be attributed to the continued improvement of economic conditions in our markets and a strategic focus on actively managing and bringing to resolution our problem loans. NPAs decreased primarily due to $20.6 million in nonperforming loan pay downs, $13.1 million of nonperforming loan charge-offs, $9.9 million of nonperforming loans returning to accrual status and the sale of $4.2 million of nonperforming loans. New nonperforming loan formation was $16.5 million for the year ended 2013 compared to $40.8 million for 2012. Our CRE portfolio continues to represent a significant amount of our nonperforming loans at 48 percent of the total.

TDRs are loans where we, for economic or legal reasons related to a borrower’s financial difficulties, grant a concession to the borrower that we would not otherwise grant. These modified terms generally include extensions of maturity dates at a stated interest rate lower than the current market rate for a new loan with similar risk characteristics, reductions in contractual interest rates or principal deferment. While unusual there may be instances of principal forgiveness. Generally these concessions are for a period of at least six months. Additionally, we classify loans where the debt obligation has been discharged through a Chapter 7 Bankruptcy and not reaffirmed by the borrower as TDRs.

TDRs can be returned to accruing status if the following criteria are met: 1) the ultimate collectability of all contractual amounts due, according to the restructured agreement, is not in doubt and 2) there is a period of a minimum of six months of satisfactory payment performance by the borrower either immediately before or after the restructuring. All TDRs will be reported as impaired loans for their remaining lives, unless the restructuring agreement specifies an interest rate equal to or greater than the rate that would be accepted at the time of the restructuring for a new loan with comparable risk and we fully expect that the remaining principal and interest will be collected according to the restructured agreement. All impaired loans are reported as nonaccrual loans unless the loan is a TDR that has met the requirements noted above to be returned to accruing status.

As an example, consider a substandard commercial construction loan that is currently 90 days past due where the loan is restructured to extend the maturity date for a period longer than would be considered an insignificant period of time. The post-modification interest rate is not increased to correspond with the current credit risk of the borrower and all other terms remain the same according to the original loan agreement. This loan will be considered a TDR as the borrower is experiencing financial difficulty and a concession has been granted. The loan will be reported as nonaccrual and as an impaired loan and a TDR. In addition, the loan could be charged down to the fair value of the collateral if a confirmed loss exists. If the loan subsequently performs, by means of making on-time principal and interest payments according to the newly restructured terms for a period of six months, and it is expected that all remaining principal and interest will be collected according to the terms of the restructured agreement, the loan will be returned to accrual status and reported as an accruing TDR. The loan will remain an impaired loan for the remaining life of the loan because the interest rate was not adjusted to be equal to or greater than the rate that would have been accepted at the time of the restructuring for a new loan with comparable risk.

As of December 31, 2013, we had $49.3 million in total TDRs, including $39.2 million that were performing and $10.1 million that were in nonperforming. This is a decrease from December 31, 2012 when we had $60.4 million in TDRs of which $41.5 million were performing and $18.9 million were in nonperforming. For the year ended December 31, 2013 we had $11.9 million of new TDRs, the most significant was a CRE TDR of $4.3 million which had principal forgiveness of $0.1 million and a $0.8 million C&I TDR related to a maturity date extension. Additionally, we had 66 loans totaling $2.5 million related to Chapter 7 bankruptcy filings that were not reaffirmed resulting in discharged debt. For the year ended December 31, 2013 we had six TDRs for $6.9 million that met the above requirements for being returned to performing status.

OREO and other repossessed assets are comprised of properties acquired through foreclosure proceedings or acceptance of a deed in lieu of a foreclosure. At December 31, 2013, OREO consisted of eight properties, none of which had a balance greater than $0.1 million. All OREO properties have current appraisals. It is our policy to obtain appraisals annually or sooner if indications of impairment exist. Foreclosures decreased to 14 in 2013 compared to 22 in 2012.

The following represents delinquency as of December 31:

	2013		2012		2011		2010		2009
(dollars in thousands)	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans
90 days or more:
Commercial real estate	$10,750	0.67%	$30,556	2.10%	$31,648	2.24%	$44,310	2.97%	$53,789	3.77%
Commercial and Industrial	3,296	0.39%	6,435	0.81%	7,570	1.10%	3,567	0.49%	7,489	1.07%
Commercial construction	2,742	1.91%	6,778	4.03%	6,547	3.47%	7,987	3.08%	21,674	6.03%
Residential mortgage	3,338	0.69%	7,278	1.70%	7,229	2.01%	5,996	1.67%	5,583	1.56%
Home equity	2,291	0.55%	3,653	0.85%	2,936	0.71%	1,433	0.32%	2,252	0.49%
Installment and other consumer	37	0.05%	40	0.05%	4	0.01%	65	0.09%	20	0.02%
Consumer construction	—	—%	218	8.95%	181	7.42%	525	13.06%	—	—%

Total Loans	$22,454	0.63%	$54,958	1.64%	$56,115	1.79%	$63,883	1.90%	$90,807	2.67%

30 to 89 days:
Commercial real estate	$1,416	0.09%	$2,643	0.18%	$9,105	0.64%	$4,371	0.29%	$22,923	1.60%
Commercial and industrial	2,877	0.34%	4,646	0.59%	5,284	0.77%	1,714	0.24%	1,241	0.18%
Commercial construction	1,800	1.25%	10,542	6.27%	—	—%	835	0.32%	899	0.25%
Residential mortgage	2,494	0.51%	3,661	0.86%	2,403	0.67%	1,346	0.37%	5,151	1.44%
Home equity	3,127	0.75%	3,197	0.74%	2,890	0.70%	2,451	0.56%	2,106	0.46%
Installment and other consumer	426	0.63%	501	0.68%	452	0.67%	342	0.46%	852	1.05%
Consumer construction	—	—%	—	—%	—	—%	—	—%	—	—%

Total Loans	$12,140	0.34%	$25,190	0.75%	$20,134	0.64%	$11,059	0.33%	$33,172	0.98%

Closed-end installment loans, amortizing loans secured by real estate and any other loans with payments scheduled monthly are reported past due when the borrower is in arrears two or more monthly payments. Other multi-payment obligations with payments scheduled other than monthly are reported past due when one scheduled payment is due and unpaid for 30 days or more. We monitor delinquency on a monthly basis, including early stage delinquencies of 30 to 89 days past due for early identification of potential problem loans.

Loans past due 90 days or more decreased $32.5 million compared to December 31, 2012 and represent only 0.63 percent of total loans at December 31, 2013. Loans past due by 30 to 89 days decreased $13.1 million, representing only 0.34 percent of total loans at December 31, 2013. Delinquency improved in all loan categories throughout 2013 due to improved economic conditions and management’s focus on managing delinquent loans.

Allowance for Loan Losses

We maintain an ALL at a level determined to be adequate to absorb estimated probable credit losses inherent within the loan portfolio as of the balance sheet date. Determination of an adequate ALL is inherently subjective, as it requires estimations of the occurrence of future events. The methodology for determining the ALL has two main components: evaluation and impairment tests of individual loans and impairment tests of certain groups of homogeneous loans with similar risk characteristics.

We monitor our ALL methodology to ensure that it is responsive to the current economic environment. Over the past year, the economic conditions within our markets have improved, and we have experienced significant improvement in our credit quality, including lower net charge-offs, lower delinquency, lower non-performing loans and lower special mention and substandard loans compared to December 31, 2012. Accordingly, the assumptions used within the ALL were reevaluated in the third quarter of 2013 to be responsive to the improved economic environment and the changes in our credit quality.

The ALL methodology for groups of loans collectively evaluated for impairment is comprised of both a quantitative and qualitative analysis. A key assumption in the quantitative component of the reserve is the LEP. The LEP is an estimate of the average amount of time from the point at which a loss is incurred on a loan to the point at which the loss is confirmed. In general, the LEP will be shorter in an economic slowdown or recession and longer during times of economic stability or growth, as customers are better able to delay loss confirmation after a potential loss event has occurred. Due to the recent improvement in economic conditions, we completed an internal study utilizing our loan charge-off history to recalibrate the LEPs of the commercial portfolio segments. Consistent with the improved economic conditions, the LEPs have lengthened, and as a result, we lengthened our LEP assumption for each of the commercial portfolio segments. We believe that the consumer portfolio segment LEPs have also lengthened as they are influenced by the same improvement in economic conditions that impacted the commercial portfolio segments. We therefore also lengthened the LEP assumption for the consumer portfolio to one and a half years.

The changes made to the ALL assumptions were applied prospectively and did not result in a material change to the total ALL. Lengthening the LEP does increase the historical loss rates and therefore the quantitative component of the ALL. We believe this makes the quantitative component of the ALL more reflective of inherent losses that exist within the loan portfolio, which resulted in a decrease in the qualitative component of the ALL. The changes to the LEPs also improved our insight into the inherent risk of the individual commercial portfolio segments. As the economic conditions have improved, our data indicates that the CRE segment has less inherent loss and that the C&I segment contains greater inherent loss. The ALL at December 31, 2013 reflects these changes within the CRE and C&I portfolio segments.

Consumer unsecured loans and secured loans that are not real estate secured are evaluated for charge-off after the loan becomes 90 days past due. At that time, unsecured loans are fully charged-off and secured loans are charged-off to the estimated fair value of the collateral less the cost to sell. Consumer loans secured by real estate are evaluated for charge-off after the loan balance becomes 90 days past due and are charged down to the estimated fair value of the collateral less cost to sell.

Our charge-off policy for commercial loans requires that loans and other obligations that are not collectible be promptly charged-off when a confirmed loss exists, regardless of the delinquency status of the loan. We may elect to recognize a partial charge-off when management has determined that the value of collateral is less than the remaining investment in the loan. A loan or obligation does not need to be charged-off, regardless of delinquency status, if (i) management has determined there exists sufficient collateral to protect the remaining loan balance and (ii) there exists a strategy to liquidate the collateral. Management may also consider a number of other factors to determine when a charge-off is appropriate. These factors may include, but are not limited to:

•	The status of a bankruptcy proceeding;

•	The value of collateral and probability of successful liquidation; and/or

•	The status of adverse proceedings or litigation that may result in collection.

The following summarizes our loan charge-off experience for each of the five years presented below:

	Years Ended December 31,
(dollars in thousands)	2013	2012	2011	2010	2009
ALL Balance at Beginning of Year:	$46,484	$48,841	$51,387	$59,580	$42,689
Charge-offs:
Commercial real estate	(4,601)	(9,627)	(8,824)	(23,925)	(8,795)
Commercial and industrial	(2,714)	(5,278)	(8,971)	(7,277)	(29,350)
Commercial construction	(4,852)	(10,521)	(1,720)	(6,353)	(12,397)
Consumer real estate	(2,407)	(2,509)	(2,617)	(2,210)	(4,558)
Other consumer	(1,002)	(1,078)	(1,013)	(1,262)	(1,762)

Total	(15,576)	(29,013)	(23,145)	(41,027)	(56,862)

Recoveries:
Commercial real estate	3,388	1,259	780	576	70
Commercial and industrial	2,142	1,153	357	328	532
Commercial construction	531	891	2,463	1,748	—
Consumer real estate	651	197	1,030	202	276
Other consumer	324	341	360	469	521

Total	7,036	3,841	4,990	3,323	1,399

Net Charge-offs	(8,540)	(25,172)	(18,155)	(37,704)	(55,463)
Provision for loan losses	8,311	22,815	15,609	29,511	72,354
Acquired loan loss reserve	—	—	—	—	—

ALL Balance at End of Year:	$46,255	$46,484	$48,841	$51,387	$59,580

Net loan charge-offs decreased $16.6 million, or 66 percent, to $8.5 million or 0.25 percent of average loans for 2013 as compared to $25.2 million or 0.78 percent of average loans for 2012. The decrease in net charge-offs is due to improved economic conditions which resulted in stabilized collateral valuations, management’s focus on workouts with our problem loans and higher recoveries in 2013. All commercial portfolio segments declined with a $7.2 million decrease in CRE, $3.6 million decrease in C&I and $5.3 million decrease in commercial construction. In 2013, we experienced higher recoveries in our CRE and C&I portfolio, including a $0.5 million recovery of a CRE loan and a $0.9 million recovery of a C&I loan.

The following table summarizes net charge-offs as a percentage of average loans and other ratios as of December 31:

	2013	2012	2011	2010	2009
Commercial real estate	0.08%	0.59%	0.55%	1.42%	3.42%
Commercial and industrial	0.07%	0.57%	1.24%	1.62%	0.62%
Commercial construction	2.72%	5.94%	(0.34)%	0.96%	3.74%
Consumer real estate	0.20%	0.28%	0.20%	0.24%	0.50%
Other consumer	0.99%	0.91%	0.94%	1.04%	1.52%

Net charge-offs to average loans outstanding	0.25%	0.78%	0.56%	1.11%	1.60%
Allowance for loan losses as a percentage of total loans	1.30%	1.38%	1.56%	1.53%	1.75%
Allowance for loan losses to total nonperforming loans	206%	85%	87%	80%	66%
Provision for loan losses as a percentage of net loan charge-offs	97%	91%	86%	78%	130%

An inherent risk to the loan portfolio as a whole is the condition of the local economy. In addition, each loan segment carries with it risks specific to the segment. We develop and document a systematic ALL methodology based on the following portfolio segments: 1) CRE, 2) C&I, 3) Commercial Construction, 4) Consumer Real Estate and 5) Other Consumer.

CRE loans are secured by commercial purpose real estate, including both owner occupied properties and investment properties for various purposes such as hotels, strip malls and apartments. Individual project cash flows, as well as global cash flows, are generally the sources of repayment for these loans. Besides cash flow risks, CRE loans have collateral risk and risks based upon the business prospects of the lessee, if the project is not owner occupied.

C&I loans are made to operating companies or manufacturers for the purpose of production, operating capacity, accounts receivable, inventory or equipment financing. Collateral for these types of loans often do not have sufficient value in a distressed or liquidation scenario to satisfy the outstanding debt. Cash flow from the operations of the company is the primary source of repayment for these loans and the cash flow depends not only on the economy as a whole, but also on the health of the company’s industry.

Commercial construction loans are made to finance construction of buildings or other structures, as well as to finance the acquisition and development of raw land for various purposes. While the risk is generally confined to the construction period, if there are problems, the project may not be completed, and as such, may not provide sufficient cash flow on its own to service the debt or have sufficient value in a liquidation to cover the outstanding principal. There are also various risks depending on the type of project and the experience and resources of the developer.

Consumer real estate loans are secured by 1-4 family residences, including purchase money mortgages, first and second lien home equity loans and home equity lines of credit. The primary source of repayment for these loans is the income and assets of the borrower. The unemployment rate, as well as the state of the local housing markets, has a significant impact on the risk determination, because low demand and/or declining home values can limit the ability of borrowers to sell a property and satisfy the debt.

Other consumer loans are made to individuals and may be secured by assets other than 1-4 family residences, or may be unsecured. This class of loans includes auto loans, unsecured lines and credit cards. The primary source of repayment for these loans is the income and assets of the borrower so the local unemployment rate is an important indicator of risk. The value of the collateral, if there is any, is less likely to be a source of repayment due to less certain collateral values.

The following is the ALL balance by portfolio segment as of December 31:

	2013		2012		2011		2010		2009
(dollars in thousands)	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
Commercial real estate	$18,921	41%	$25,246	54%	$29,804	61%	$30,424	59%	$27,322	46%
Commercial and industrial	14,443	31%	7,759	17%	11,274	23%	9,777	19%	21,393	36%
Commercial construction	5,374	12%	7,500	16%	3,703	8%	5,905	11%	8,008	13%
Consumer real estate	6,362	14%	5,058	11%	3,166	6%	3,962	8%	2,143	4%
Other consumer	1,165	2%	921	2%	894	2%	1,319	3%	714	1%

Total	$46,255	100%	$46,484	100%	$48,841	100%	$51,387	100%	$59,580	100%

Significant to our ALL is a higher concentration of commercial loans. At December 31, 2013, approximately 84 percent of the ALL related to the commercial loan portfolio, while commercial loans comprised 73 percent of our loan portfolio. We experienced higher losses in our commercial portfolios compared to our consumer portfolio throughout the economic crisis. The ability of customers to repay commercial loans is more dependent upon the success of their business, continuing income and general economic conditions. Accordingly, the risk of loss may be higher on such loans compared to consumer loans, which have incurred lower losses in our market.

Due to the greater potential for loss within our commercial portfolio, we monitor the commercial loan portfolio through an internal risk rating system. Loan risk ratings are assigned based upon the creditworthiness of the borrower and are reviewed on an ongoing basis. Loans rated special mention or substandard have potential or well-defined weaknesses not generally found in high quality, performing loans, and require attention from management to limit loss. Commercial sub-standard and special mention loans decreased $146.0 million, or 47 percent, from $309.0 million at December 31, 2012 to $163.0 million at December 31, 2013.

The following table summarizes the ALL balance as of December 31:

(dollars in thousands)	2013	2012	2011	2010	2009
Collectively Evaluated for Impairment	$46,158	$44,253	$43,296	$47,756	$42,577
Individually Evaluated for Impairment	97	2,231	5,545	3,631	17,003

Total Allowance for Loan Losses	$46,255	$46,484	$48,841	$51,387	$59,580

The balance in the ALL decreased $0.2 million to $46.3 million, or 1.30 percent of total loans, at December 31, 2013 as compared to $46.5 million, or 1.38 percent of total loans at December 31, 2012. The slight decrease in the ALL is due to a decrease of $2.1 million in specific reserves associated with loans individually evaluated for impairment offset by an increase of $1.9 million in the general reserve. The December 31, 2013 ALL includes $0.1 million of specific reserves that were allocated for impaired loans of $52.9 million compared to $2.2 million of specific reserves that were allocated for impaired loans of $82.6 million at December 31, 2012. Impaired loans decreased $29.7 million, or 36 percent, from December 31, 2012, primarily a result of loan pay downs, charge-offs and the sale of $4.1million of impaired loans during the third and fourth quarters of 2013. Further, new impaired loan formation has been low during 2013 with only $7.8 million of new impaired loans resulting in minimal specific reserves at December 31, 2013. The reserve for loans collectively evaluated for impairment increased $1.9 million from December 31, 2012. While we have been experiencing improvement in our asset quality, we still believe that there is inherent risk within the portfolio and have maintained the level of the reserve relatively consistent with the prior year.

The composition of the reserve has changed with a shift of reserves from our CRE portfolio to our C&I portfolio. As discussed above, our recent study of the LEP resulted in an improved insight into the inherent risk of the commercial portfolio segments. As the economic conditions have improved, our data indicates that the CRE segment has less risk of inherent loss and that the C&I segment contains a greater risk of inherent loss. In 2012, we experienced stress in our commercial construction portfolio, with net charge-offs of $9.6 million. We continue to experience elevated losses in our commercial construction portfolio with net charge-offs of $4.3 million during 2013, which was primarily the result of one land development project. The losses incurred in this portfolio are primarily related to land development projects that had slowed during the economic downturn, resulting in significant reductions in the appraised values. Many of these loans have been extended resulting in the loan becoming a TDR, and consequently an impaired loan.

Federal Home Loan Bank and Other Restricted Stock

At December 31, 2013 and 2012, we held FHLB stock of $12.8 million and $14.5 million. This investment is carried at cost and evaluated for impairment based on the ultimate recoverability of the par value. We hold FHLB stock because we are a member of the FHLB of Pittsburgh. The FHLB requires members to purchase and hold a specified level of FHLB stock based upon on the members’ asset values, level of borrowings and participation in other programs offered. Stock in the FHLB is non-marketable and is redeemable at the discretion of the FHLB. Members do not purchase stock in the FHLB for the same reasons that traditional equity investors acquire stock in an investor-owned enterprise. Rather, members purchase stock to obtain access to the products and services offered by the FHLB. Unlike equity securities of traditional for-profit enterprises, the stock of the FHLB does not provide its holders with an opportunity for capital appreciation because, by regulation, FHLB stock can only be purchased, redeemed and transferred at par value.

On February 22, 2012, the FHLB of Pittsburgh announced that it would pay a dividend on the average capital stock balance held during the three month period ended December 31, 2012 at an annualized rate of 0.10 percent for the first time since late 2008, noting that future dividend payments and capital stock repurchases will continue to be reviewed on a quarterly basis. During 2013, the FHLB continued to declare and pay dividends on a quarterly basis. We received $0.1 million in FHLB dividends and received $6.0 million of stock redemptions from the FHLB, offset with $4.3 million in loan stock purchases throughout 2013. We reviewed and evaluated the FHLB capital stock for OTTI at December 31, 2013. The FHLB reported improved earnings throughout 2013 compared to 2012 and continues to exceed all capital ratios required. Additionally, we considered that the FHLB has been paying dividends and redeeming excess stock during 2012 and throughout 2013. Accordingly, we believe sufficient evidence exists to conclude that no OTTI exists at December 31, 2013.

At December 31, 2013 and 2012, we held Atlantic Community Bankers’ Bank, or ACBB, stock of $0.8 million for both years. This investment is carried at cost and evaluated for impairment based on the ultimate recoverability of the investment. Like FHLB stock, members purchase ACBB stock to access the products and services offered, as opposed to traditional equity investors who acquire stock for purposes such as appreciation in value. S&T acquired the ACBB stock as a result of bank acquisitions and does not use the bank’s member services. ACBB continues to be classified as well capitalized by regulatory guidelines and the current purchase price for new members is $3,500 per share. As of December 31, 2013, the book value of ACBB stock was $2,024 per share; therefore, management believes that no OTTI exists at December 31, 2013.

Deposits

The following table presents the composition of deposits at December 31:

(dollars in thousands)	2013	2012	$ Change
Noninterest-bearing demand	$992,779	$960,980	$31,799
Interest-bearing demand	312,790	316,760	(3,970)
Money market	281,403	361,233	(79,830)
Savings	994,805	965,571	29,234
Certificates of deposit	922,780	1,022,180	(99,400)
CDARs and brokered deposits	167,751	11,704	156,047

Total	$3,672,308	$3,638,428	$33,880

Deposits are the primary source of funds for us. We believe that our deposit base is stable and that we have the ability to attract new deposits, mitigating any funding dependency on other more volatile sources. Total deposits increased $33.9 million to $3.7 billion at December 31, 2013 compared to $3.6 billion at December 31, 2012.

The low interest rate environment impacted the overall mix of our deposits as CD maturities at higher rates shifted into our savings and demand products. Money market deposits decreased mainly as a result of our Wealth Management division reallocating $50.4 million to other types of investments.

Our Certificate of Deposit Account Registry Services, or CDARS, deposits and brokered CD deposits increased $156.0 million from December 31, 2012. We participate in the CDARS reciprocal and OWB programs through the Promontory Interfinancial Network, LLC. Reciprocal deposits are customer funds exchanged among insured depository institutions that are members of the CDARS deposit placement service. The CDARS OWB program allows us to obtain wholesale funding through the CDARs deposit placement service. As of December 31, 2013, we had $15.5 million in CDARs reciprocal deposits and $81.4 million in CDARs OWB deposits, an increase of $5.7 million and $79.6 million from December 31, 2012. As of December 31, 2013, we had $70.8 million in brokered CDs. Participation in the CDARs OWB Program and issuing brokered CDs is an ALCO strategy to increase and diversify funding sources, as well as manage the banks funding costs and structure.

The daily average balance of deposits and rates paid on deposits are summarized for the years ended December 31 in the following table:

	2013		2012		2011
(dollars in thousands)	Amount	Rate	Amount	Rate	Amount	Rate
Noninterest-bearing demand	$955,475		$877,056		$792,911
Interest-bearing demand	309,748	0.02%	306,994	0.05%	286,588	0.13%
Money market	319,831	0.14%	308,719	0.17%	249,497	0.15%
Savings	1,001,209	0.17%	902,889	0.26%	761,274	0.17%
Certificates of deposit	980,933	0.91%	1,093,899	1.25%	1,174,855	1.78%
CDARs and brokered deposits	73,518	0.32%	10,363	0.28%	6,967	0.87%

Total	$3,640,714	0.31%	$3,499,920	0.48%	$3,272,092	0.70%

Certificates of deposit of $100,000 and over, including CDARs, accounted for 12 percent of total deposits at December 31, 2013 and ten percent of total deposits at December 31, 2012, and primarily represent deposit relationships with local customers in our market area.

Maturities of certificates of deposit of $100,000 or more outstanding at December 31, 2013, including CDARs and brokered deposits, are summarized as follows:

(dollars in thousands)	2013
Three months or less	$197,257
Over three through six months	68,240
Over six through twelve months	59,776
Over twelve months	108,548

Total	$433,821

Borrowings

The following table represents the composition of borrowings for the years ended December 31:

(dollars in thousands)	2013	2012	$ Change
Securities sold under repurchase agreements, retail	$33,847	$62,582	$(28,735)
Short-term borrowings	140,000	75,000	65,000
Long-term borrowings	21,810	34,101	(12,291)
Junior subordinated debt securities	45,619	90,619	(45,000)

Total Borrowings	$241,276	$262,302	$(21,026)

Borrowings are an additional source of funding for us. Short-term borrowings are for terms under one year and were comprised primarily of FHLB advances. We define repurchase agreements with our local retail customers as retail REPO. Securities pledged as collateral under these REPO financing arrangements cannot be sold or repledged by the secured party and are therefore accounted for as a secured borrowing. FHLB advances are for various terms secured by a blanket lien on residential mortgages and other real estate secured loans. Long-term borrowings are for terms greater than one year and consist of FHLB borrowings. The purpose of long-term borrowings is to match-fund selected new loan originations, to mitigate interest rate sensitivity risks and to take advantage of discounted borrowing rates through the FHLB for community investment projects.

The decrease in borrowings of $21.0 million is primarily within our junior subordinated debt securities following the early repayment of $45.0 million in junior subordinated debt during 2013. We repaid $45.0 million of junior subordinated debt due to its diminishing regulatory capital benefit and the future positive impact on net interest income. Long term borrowings decreased by $12.3 million mainly as a result of maturities during the year. Retail REPOs decreased by $28.7 million due to a change in customer preference following a restructuring of the product. We have replaced the junior subordinated debt and other long-term borrowings with short-term FHLB advances due to lower rates offered on these borrowings.

Information pertaining to short-term borrowings is summarized in the tables below for the dates presented and for the years ended December 31,

	Securities Sold Under Repurchase Agreements
(dollars in thousands)	2013	2012	2011
Balance at December 31	$33,847	$62,582	$30,370
Average balance during the year	54,057	47,388	41,584
Average interest rate during the year	0.12%	0.17%	0.13%
Maximum month-end balance during the year	$83,766	$62,582	$42,409
Average interest rate at December 31	0.01%	0.20%	0.11%

	Short-Term Borrowings
(dollars in thousands)	2013	2012	2011
Balance at December 31	$140,000	$75,000	$75,000
Average balance during the year	101,973	50,212	551
Average interest rate during the year	0.27%	0.24%	0.32%
Maximum month-end balance during the year	$175,000	$75,000	$75,000
Average interest rate at December 31	0.30%	0.19%	0.18%

Information pertaining to long-term borrowings is summarized in the tables below for the dates presented and for the years ended December 31,

	Long-Term Borrowings
(dollars in thousands)	2013	2012	2011
Balance at December 31	$21,810	$34,101	$31,874
Average balance during the year	24,312	33,841	31,651
Average interest rate during the year	3.07%	3.26%	3.45%
Maximum month-end balance during the year	$28,913	$40,669	$33,051
Average interest rate at December 31	3.01%	3.17%	3.40%

	Junior Subordinated Debt Securities
(dollars in thousands)	2013	2012	2011
Balance at December 31	$45,619	$90,619	$90,619
Average balance during the year	65,989	90,619	90,619
Average interest rate during the year	3.14%	3.21%	4.01%
Maximum month-end balance during the year	$90,619	$90,619	$90,619
Average interest rate at December 31	2.70%	3.01%	3.24%

During 2013, long-term borrowings decreased $12.3 million as compared to December 31, 2012. At December 31, 2013, our long-term borrowings outstanding of $21.8 million included $18.7 million that were at a fixed rate and $3.1 million at a variable rate.

During the third quarter of 2006, we issued $25.0 million of junior subordinated debentures through a pooled transaction at an initial fixed rate of 6.78 percent. Beginning September 15, 2011 and quarterly thereafter, we have had the option to redeem the subordinated debt, subject to a 30 day written notice and prior approval by the FDIC. The subordinated debt converted to a variable rate of 3-month LIBOR plus 160 basis points in September of 2011. The subordinated debt qualifies as Tier 2 capital under regulatory guidelines and will mature on December 15, 2036.

During the first quarter of 2008, we completed a private placement to a financial institution of $20.0 million of floating rate trust preferred securities. The trust preferred securities mature in March 2038, are callable at our option after five years and had an interest rate initially at a rate of 6.44 percent per annum and quarterly adjusts with the three-month LIBOR plus 350 basis points. We began making interest payments to the trustee on June 15, 2008 and quarterly thereafter. The trust preferred securities qualify as Tier 1 capital under regulatory guidelines. To issue these trust preferred securities, we formed STBA Capital Trust I, or the Trust, with $0.6 million of equity, which is owned 100 percent by us. The proceeds from the sale of the trust preferred securities and the issuance of common equity were invested in junior subordinated debt, which is the sole asset of the Trust. The Trust pays dividends on the trust preferred securities at the same rate as the interest we pay on the junior subordinate debt held by the Trust. Because the third-party investors are the primary beneficiaries, the Trust qualifies as a variable interest entity, but is not consolidated in our financial statements.

During the second quarter of 2008, we issued $20.0 million of junior subordinated debt through a private placement with three financial institutions at an initial rate of 6.40 percent that floats quarterly with 3-month LIBOR plus 350 basis points. The subordinated debt qualified as Tier 2 Capital under regulatory guidelines, but if all or any portion of the subordinated debt ceased to be deemed Tier 2 Capital due to a change in applicable capital regulations, we had the right to redeem, on any interest payment date, subject to a 30 day written notice and prior approval by the FDIC, the subordinated debt at the applicable redemption rate. The redemption rate started at a high of 102.82 percent at June 15, 2009 and decreased yearly to 100 percent on June 15, 2013 and thereafter could be called. We received approval from the FDIC to redeem early, and we did so on June 17, 2013. The subordinated debt would have matured on June 15, 2018.

Also during the second quarter of 2008, we issued $25.0 million of junior subordinated debt through a private placement with a financial institution at an initial rate of 5.15 percent that floats quarterly with 3-month LIBOR plus 250 basis points. At any time after May 30, 2013, we had the right to redeem all or a portion of the subordinated debt, subject to a 30-day written notice and prior approval by the FDIC. The subordinated debt qualified as Tier 2 capital under regulatory guidelines and would have matured on May 30, 2018. However, we received approval by the FDIC to redeem this junior subordinated debt early, and redeemed it also on June 17, 2013.

We chose to redeem the $45.0 million of junior subordinated debt early not only because of its diminishing regulatory capital benefit, but also for a future positive impact on net interest income. We have replaced the debt with lower rate short term advances from the FHLB.

Financial Condition at September 30, 2014

Total assets increased by 8.2 percent to $4.9 billion at September 30, 2014 compared to $4.5 billion at December 31, 2013. Loan growth was strong, resulting in an increase to total portfolio loans of $235.0 million, or 6.6 percent, compared to December 31, 2013. Our commercial loan portfolio grew by $227.6 million, or 8.8 percent, to $2.8 billion and our consumer loan portfolio grew by $7.3 million, or 0.8 percent, to $979.7 million at September 30, 2014. Securities increased $106.2 million, or 20.9 percent, compared to December 31, 2013. Our deposit base increased $228.8 million, or 6.2 percent, with total deposits of $3.9 billion at September 30, 2014 compared to $3.7 billion at December 31, 2013. Demand deposits increased $108.7 million, or 8.3 percent, compared to December 31, 2013. Savings deposits also increased $53.4 million, or 5.4 percent, compared to December 31, 2013. While certificates of deposit decreased by $21.6 million, our CDARS OWB, and brokered CDs increased by $74.2 million during the nine month period ended September 30, 2014 compared to December 31, 2013. Borrowings increased by $112.5 million to $353.7 million at September 30, 2014 compared to $241.3 million at December 31, 2013. The short-term borrowing increase of $125.0 million was utilized as a source of funds to support our asset growth during the first nine months of 2014. Total shareholder’s equity increased by $34.6 million, or 6.1 percent, during the nine months ended September 30, 2014 compared to December 31, 2013. The increase was primarily due to net income of $43.4 million and an increase to accumulated other comprehensive income of $5.5 million primarily resulting from higher market values on our available-for-sale securities offset by $14.9 million in dividends.

Securities Activity

(dollars in thousands)	September 30, 2014	December 31, 2013	$ Change
U.S. Treasury securities	$14,803	$—	$14,803
Obligations of U.S. government corporations and agencies	263,406	234,751	28,655
Collateralized mortgage obligations of U.S. government corporations and agencies	111,053	63,774	47,279
Residential mortgage-backed securities of U.S. government corporations and agencies	44,581	48,669	(4,088)
Commercial mortgage-backed securities of U.S. government corporations and agencies	39,380	39,052	328
Obligations of states and political subdivisions	133,945	114,264	19,681

Debt Securities Available-for-Sale	607,168	500,510	106,658
Marketable equity securities	8,489	8,915	(426)

Total Securities Available-for-Sale	$615,657	$509,425	$106,232

We invest in various securities in order to provide a source of liquidity, to satisfy various pledging requirements, increase net interest income and as a tool of the ALCO to reposition the balance sheet for interest rate risk purposes. Securities are subject to market risk that could negatively affect the level of liquidity available to us. Security purchases are subject to investment policies approved annually by our board of directors and administered through ALCO and our treasury function.

The securities portfolio increased $106.2 million, or 20.9 percent, from December 31, 2013. The increase is primarily due to the investment of cash into higher yielding assets.

On a quarterly basis, management evaluates the securities portfolio for other than temporary impairment, or OTTI. The bond portfolio had a net unrealized gain of $5.9 million at September 30, 2014 compared to a net unrealized loss of $2.3 million at December 31, 2013. Net unrealized gains at September 30, 2014 included $9.0 million of unrealized gains offset by $3.1 million of unrealized losses. Net unrealized losses at December 31, 2013 included unrealized gains of $5.5 million offset by $7.8 million of unrealized losses. The changes in unrealized gains and losses during the nine months ended September 30, 2014 was a result of the changing interest rate environment during the period and is not related to the underlying credit quality of the bond portfolio. All debt securities are determined to be investment grade and are paying principal and interest according to the contractual terms of the security. There were no unrealized losses on marketable equity securities as of September 30, 2014. During the three and nine months ended September 30, 2014, no OTTI was recorded. We do not intend to sell and it is not more likely than not that we will be required to sell any of the securities in an unrealized loss position before recovery of their amortized cost.

Loan Composition

	September 30, 2014		December 31, 2013
(dollars in thousands)	Amount	% of Loans	Amount	% of Loans
Commercial
Commercial real estate	$1,691,649	44.5%	$1,607,756	45.1%
Commercial and industrial	946,366	24.9%	842,449	23.6%
Construction	183,509	4.8%	143,675	4.0%

Total Commercial Loans	2,821,524	74.2%	2,593,880	72.7%

Consumer
Residential mortgage	491,404	12.9%	487,092	13.7%
Home equity	418,659	11.0%	414,195	11.6%
Installment and other consumer	66,607	1.8%	67,883	1.9%
Construction	2,995	0.1%	3,149	0.1%

Total Consumer Loans	979,665	25.8%	972,319	27.3%

Total Portfolio Loans	3,801,189	100.0%	3,566,199	100.0%

Loans Held for Sale	3,126		2,136

Total Loans	$3,804,315		$3,568,335

Our loan portfolio represents the most significant source of interest income for us. The risk that borrowers will be unable to pay such obligations is inherent in the loan portfolio. Conditions such as the overall economic climate can significantly impact a borrower’s ability to pay. Total portfolio loans increased $235.0 million, or 6.6 percent, since December 31, 2013 to $3.8 billion at September 30, 2014 primarily due to organic loan growth in our commercial loan portfolios. The increase in loans can be attributed to the execution of our strategic initiative to grow our loan portfolio by adding seasoned lenders to our staff and our expansion through two LPO’s in Ohio. Our expansion into new markets continued in the second quarter of 2014 with the opening of a branch in State College, Pennsylvania on June 18, 2014.

Total commercial loans have increased $227.6 million, or 8.8 percent, from December 31, 2013 with growth in all portfolios. C&I loans increased $103.9 million, or 12.3 percent, due to new loan originations and increased line utilization. CRE loans increased $83.9 million, or 5.2 percent, due to improved loan demand. Commercial construction loans increased $39.8 million, or 27.7 percent, due to an increase in activity and seasonality.

Residential mortgages increased $4.3 million, or 0.9 percent, from December 31, 2013 to September 30, 2014. Residential mortgage lending continues to be a strategic focus through a centralized mortgage origination department, ongoing product redesign, secondary market activities and the utilization of commission compensated originators. Management believes that continued adherence to our conservative mortgage lending policies for portfolio loans will be as important in a growing economy as it was during the downturn in recent years. At the end of the second quarter of 2014, we returned to selling all of our mortgage loan production priced for sale into the secondary market. Previously, we had been only selling 30 year mortgages. The rationale for these sales is to mitigate interest-rate risk associated with holding lower rate, long-term residential mortgages in the loan portfolio, generate fee revenue from sales and servicing and maintain the primary customer relationship. During the nine months ended September 30, 2014, we sold 50 percent fewer mortgages with $27.9 million in loan sales compared to $56.0 million during the same period in 2013. We have experienced a decrease in the volume of loan sales from the prior year due to an increase in interest rates in mid-2013 which caused a significant decline in mortgage refinancings. As of September 30, 2014, we serviced $322.5 million of secondary market mortgage loans sold to Fannie Mae.

Allowance for Loan Losses

We maintain an ALL at a level determined to be adequate in management’s judgment to absorb estimated probable credit losses inherent within the loan portfolio as of the balance sheet date. Determination of an adequate ALL is subjective, as it requires estimations of the occurrence of future events, as well as the timing of such events, and it may be subject to significant changes from period to period. The methodology for determining the ALL has two main components: 1) evaluation and impairment tests of individual loans, and 2) evaluation of certain groups of homogeneous loans with similar risk characteristics.

An inherent risk to the loan portfolio as a whole is the condition of the local economy. In addition, each loan segment carries with it risks specific to the segment. The following is a discussion of the key risks by portfolio segment that management assesses in preparing the ALL.

CRE loans are secured by commercial purpose real estate, including both owner occupied properties and investment properties for various purposes such as hotels, strip malls and apartments. Individual project cash flows, as well as global cash flows, are generally the sources of repayment for these loans. Besides cash flow risks, CRE loans have collateral risk and risks based upon the business prospects of the lessee, if the project is not owner occupied.

C&I loans are made to operating companies or manufacturers for the purpose of production, operating capacity, accounts receivable, inventory or equipment financing. Collateral for these types of loans often do not have sufficient value in a distressed or liquidation scenario to satisfy the outstanding debt. Cash flow from the operations of the company is the primary source of repayment for these loans and the cash flow depends not only on the economy as a whole, but also on the health of the company’s industry.

Commercial construction loans are made to finance construction of buildings or other structures, as well as to finance the acquisition and development of raw land for various purposes. During the construction phase, a number of factors can result in delays and cost overruns. While the risk is generally confined to the construction and absorption periods, if there are problems, the project may not be completed, and as such, may not provide sufficient cash flow on its own to service the debt or the value of the property securing the loan may not have sufficient value in a liquidation to cover the outstanding principal. There are also various risks depending on the type of project and the experience and resources of the developer.

Consumer real estate loans are secured by 1-4 family residences, including purchase money mortgages, first and second lien home equity loans and home equity lines of credit. The primary source of repayment for these loans is the income and assets of the borrower. The unemployment rate, as well as the state of the local housing market, can have a significant impact on the risk determination since low demand and/or declining home values can limit the ability of borrowers to sell a property and satisfy the debt.

Other consumer loans are made to individuals and may be secured by assets other than 1-4 family residences, or may be unsecured. This class of loans includes auto loans, unsecured lines and credit cards. The primary source of repayment for these loans is the income and assets of the borrower so the local unemployment rate is an important indicator of risk. The value of the collateral, if there is any, is less likely to be a source of repayment due to less certain collateral values.

At September 30, 2014, approximately 83 percent of the ALL was related to our commercial loan portfolio, while commercial loans comprised 74 percent of our loan portfolio. We believe that the inherent losses in the commercial portfolio are higher than in the consumer portfolio. Our historical losses in the commercial loan portfolio were higher than in the consumer loan portfolio in the last economic downturn.

The following tables summarize the ALL and recorded investments in loans by category for the dates presented:

	September 30, 2014
	Allowance for Loan Losses			Portfolio Loans
(dollars in thousands)	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total
Commercial real estate	$—	$19,977	$19,977	$21,028	$1,670,621	$1,691,649
Commercial and industrial	—	13,898	13,898	9,643	936,723	946,366
Commercial construction	—	5,178	5,178	8,143	175,366	183,509
Consumer real estate	45	6,718	6,763	7,045	906,013	913,058
Other consumer	10	1,490	1,500	133	66,474	66,607

Total	$55	$47,261	$47,316	$45,992	$3,755,197	$3,801,189

	December 31, 2013
	Allowance for Loan Losses			Portfolio Loans
(dollars in thousands)	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total
Commercial real estate	$—	$18,921	$18,921	$26,968	$1,580,788	$1,607,756
Commercial and industrial	—	14,433	14,433	9,580	832,869	842,449
Commercial construction	25	5,349	5,374	8,072	135,603	143,675
Consumer real estate	53	6,309	6,362	8,079	896,357	904,436
Other consumer	19	1,146	1,165	157	67,726	67,883

Total	$97	$46,158	$46,255	$52,856	$3,513,343	$3,566,199

	September 30, 2014	December 31, 2013
Ratio of net charge-offs to average loans outstanding	(0.01)%*	0.25%
Allowance for loan losses as a percentage of total loans	1.24%	1.30%
Allowance for loan losses to nonperforming loans	350%	206%

*	Annualized

The ALL was $47.3 million, or 1.24 percent, of total portfolio loans at September 30, 2014 compared to $46.3 million, or 1.30 percent, of total portfolio loans at December 31, 2013. Overall, the total ALL and the composition of the ALL remained relatively unchanged from December 31, 2013. Impaired loans decreased $6.9 million from December 31, 2013, primarily as a result of loan pay downs. New impaired loan formation has been low during 2014 at only $4.6 million. The reserve for loans collectively evaluated for impairment did not change significantly at September 30, 2014 compared to December 31, 2013.

Our asset quality continued to improve during the nine months ended September 30, 2014 with net recoveries, decreases in nonperforming loans and decreases in special mention and substandard loans. We had gross loan charge-offs of $5.5 million offset by loan recoveries of $6.0 million resulting in net recoveries of $0.5 million for the nine months ended September 30, 2014. Included in the $5.9 million of recoveries was a $2.5 million recovery for one loan in our C&I loan portfolio. Nonperforming loans decreased $8.9 million, or 40 percent, to $13.5 million at September 30, 2014 compared to $22.5 million at December 31, 2013. Commercial special mention and substandard loans decreased by $32.1 million, or 20 percent, to $130.9 million at September 30, 2014 from $163.0 million at December 31, 2013.

During the nine months ended September 30, 2014, we sold a $3.5 million package of smaller commercial loans, $3.2 million of which were on nonaccrual status, resulting in a charge-off of $1.3 million. We also sold two C&I loans totaling $4.8 million which resulted in a charge-off of $1.5 million.

We determine loans to be impaired when based upon current information and events, it is probable that we will be unable to collect all principal and interest payments due according to the original contractual terms of the loan agreement. Our methodology for evaluating whether a loan is impaired includes risk-rating credits on an individual basis and consideration of the borrower’s overall financial condition, payment history and available cash resources. In measuring impairment, we primarily look to the value of the collateral, but may use discounted cash flows or other market data. We may consider the existence of guarantees and the financial strength of the guarantors involved. Guarantees may be considered as a source of repayment; however, absent a verifiable payment capacity, a guarantee alone would not be sufficient to avoid classifying the loan as impaired.

Troubled debt restructurings, or TDRs, whether on accrual or nonaccrual status, are also classified as impaired loans. TDRs are loans where we, for economic or legal reasons related to a borrower’s financial difficulties, grant a concession to the borrower that we would not otherwise grant. These modified terms generally include extensions of maturity dates at a stated interest rate lower than the current market rate for a new loan with similar risk characteristics, reductions in contractual interest rates or principal deferment. While unusual there may be instances of principal forgiveness. Generally these concessions are for a period of at least six months. Additionally, we classify loans where the debt obligation has been discharged through a Chapter 7 Bankruptcy and not reaffirmed by the borrower as TDRs.

TDRs can be returned to accruing status if the following criteria are met: 1) the ultimate collectability of all contractual amounts due, according to the restructured agreement, is not in doubt and 2) there is a period of a minimum of six months of satisfactory payment performance by the borrower either immediately before or after the restructuring. All TDRs are considered to be impaired loans and will be reported as impaired loans for their remaining lives, unless the restructuring agreement specifies an interest rate equal to or greater than the rate that would be accepted at the time of the restructuring for a new loan with comparable risk and we fully expect that the remaining principal and interest will be collected according to the restructured agreement. All impaired loans are reported as nonaccrual loans unless the loan is a TDR that has met the requirements noted above to be returned to accruing status.

As an example, consider a substandard commercial construction loan that is currently 90 days past due where the loan is restructured to extend the maturity date for a period longer than would be considered an insignificant period of time. The post-modification interest rate is not increased to correspond with the current credit risk of the borrower and all other terms remain the same according to the original loan agreement. This loan will be considered a TDR as the borrower is experiencing financial difficulty and a concession has been granted. The loan will be reported as nonaccrual and as an impaired loan and a TDR. In addition, the loan could be charged down to the fair value of the collateral if a confirmed loss exists. If the loan subsequently performs, by means of making on-time principal and interest payments according to the newly restructured terms for a period of six months, and it is expected that all remaining principal and interest will be collected according to the terms of the restructured agreement, the loan will be returned to accrual status and reported as an accruing TDR. The loan will remain an impaired loan for the remaining life of the loan because the interest rate was not adjusted to be equal to or greater than the rate that would be accepted at the time of the restructuring for a new loan with comparable risk.

As of September 30, 2014, we had $42.2 million in total TDRs, including $37.3 million that were accruing and $4.9 million that were in nonaccrual. For the nine months ended September 30, 2014, we had $3.3 million of new TDRs, the most significant of which was a Commercial Construction TDR for $1.0 million which had a maturity date extension and 24 loans totaling $1.1 million related to bankruptcy filings that were not reaffirmed resulting in discharged debt. During the nine months ended September 30, 2014, we returned ten TDRs to accrual status for $2.0 million, including one loan for $1.3 million upon a detailed credit evaluation supporting that we fully expect collection of the contractual amounts due and that the borrower had six months of satisfactory payment performance.

The charge-off policy for commercial loans requires that loans and other obligations that are not collectible be promptly charged-off when the loss becomes probable, regardless of the delinquency status of the loan. We may elect to recognize a partial charge-off when management has determined that the value of collateral is less than the remaining investment in the loan. A loan or obligation does not need to be charged-off, regardless of delinquency status, if (i) management has determined there exists sufficient collateral to protect the remaining loan balance and (ii) there exists a strategy to liquidate the collateral. Management may also consider a number of other factors to determine when a charge-off is appropriate. These factors may include, but are not limited to:

•	The status of a bankruptcy proceeding

•	The value of collateral and probability of successful liquidation; and/or

•	The status of adverse proceedings or litigation that may result in collection

Consumer unsecured loans and secured loans are evaluated for charge-off after the loan becomes 90 days past due. Unsecured loans are fully charged-off and secured loans are charged-off to the estimated fair value of the collateral less the cost to sell.

Our allowance for lending-related commitments is computed using a methodology similar to that used to determine the ALL. Amounts are added to the allowance for lending-related commitments by a charge to current earnings through noninterest expense. The balance in the allowance for lending-related commitments was relatively unchanged at approximately $2.7 million at September 30, 2014 as compared to $2.9 million at December 31, 2013. The allowance for lending-related commitments is included in other liabilities in the Consolidated Balance Sheets.

Nonperforming assets consist of nonaccrual loans, nonaccrual TDRs and OREO. The following summarizes nonperforming assets for the dates presented:

(dollars in thousands)	September 30, 2014	December 31, 2013	$ Change
Nonaccrual Loans
Commercial real estate	$4,276	$6,852	$(2,576)
Commercial and industrial	983	1,412	(429)
Commercial construction	21	34	(13)
Residential mortgage	1,762	1,982	(220)
Home equity	1,512	2,073	(561)
Installment and other consumer	19	34	(15)
Consumer construction	—	—	—

Total Nonaccrual Loans	8,573	12,387	(3,814)

Nonaccrual Troubled Debt Restructurings
Commercial real estate	898	3,898	(3,000)
Commercial and industrial	1,443	1,884	(441)
Commercial construction	1,868	2,708	(840)
Residential mortgage	486	1,356	(870)
Home equity	223	218	5
Installment and other consumer	11	3	8

Total Nonaccrual Troubled Debt Restructurings	4,929	10,067	(5,138)

Total Nonaccrual Loans	13,502	22,454	(8,952)

OREO	200	410	(210)

Total Nonperforming Assets	$13,702	$22,864	$(9,162)

Asset Quality Ratios:
Nonperforming loans as a percent of total loans	0.35%	0.63%
Nonperforming assets as a percent of total loans plus OREO	0.36%	0.64%

Our policy is to place loans in all categories in nonaccrual status when collection of interest or principal is doubtful, or generally when interest or principal payments are 90 days or more past due. There were no loans 90 days or more past due and still accruing at September 30, 2014 or December 31, 2013.

Nonperforming assets decreased $9.2 million, or 40 percent to $13.7 million at September 30, 2014 compared to $22.9 million at December 31, 2013. The decline in nonperforming assets is primarily the result of the sale of $3.2 million of nonaccrual loans, $6.6 million in nonperforming loan pay downs, $1.6 million of loan charge-offs and $3.4 million of loans returning to accrual status. New nonperforming loans were $6.0 million for the nine months ended September 30, 2014. The new formation primarily consists of smaller loans of less than $0.5 million.

Deposits

(dollars in thousands)	September 30, 2014	December 31, 2013	$ Change
Noninterest-bearing demand	$1,077,505	$992,779	$84,726
Interest-bearing demand	336,720	312,790	23,930
Money market	295,559	281,403	14,156
Savings	1,048,175	994,805	53,370
Certificates of deposit	901,193	922,753	(21,560)
CDARS OWB and brokered CDs	241,949	167,778	74,171

Total Deposits	$3,901,101	$3,672,308	$228,793

Deposits are our primary source of funds. We believe that our deposit base is stable and that we have the ability to attract new deposits, mitigating a funding dependency on other more volatile sources. Total deposits increased $228.8 million at September 30, 2014 compared to December 31, 2013.

Overall, our customer deposits increased by $154.6 million and our CDARS OWB and brokered CDs increased by $74.2 million from December 31, 2013. Customer savings deposits, primarily public funds, increased $53.4 million, or 5.4 percent, compared to December 31, 2013 while non-interest bearing deposits, primarily from business customers, increased $84.7 million or 8.5 percent over the same period. The CDARS, OWB and brokered CDs increased as a result of utilizing this type of funding source to support the strong asset growth during the first nine months of 2014.

Borrowings

(dollars in thousands)	September 30, 2014	December 31, 2013	$ Change
Securities sold under repurchase agreements, retail	$23,084	$33,847	$(10,763)
Short-term borrowings	265,000	140,000	125,000
Long-term borrowings	20,042	21,810	(1,768)
Junior subordinated debt securities	45,619	45,619	—

Total Borrowings	$353,745	$241,276	$112,469

Borrowings are an additional source of funding for us. Total borrowings increased by $112.5 million from December 31, 2013. The short-term borrowing increase of $125.0 million was utilized as a source of funds to support our asset growth activity during the first nine months of 2014.

Information pertaining to short-term borrowings is summarized in the tables below for the nine and twelve month periods ended September 30, 2014 and December 31, 2013.

	Securities Sold Under Repurchase Agreements
(dollars in thousands)	September 30, 2014	December 31, 2013
Balance at the period end	$23,084	$33,847
Average balance during the period	29,463	54,057
Average interest rate during the period	0.01%	0.12%
Maximum month-end balance during the period	$40,983	$83,766
Average interest rate at the period end	0.01%	0.01%

	Short-Term Borrowings
(dollars in thousands)	September 30, 2014	December 31, 2013
Balance at the period end	$265,000	$140,000
Average balance during the period	136,378	101,973
Average interest rate during the period	0.31%	0.27%
Maximum month-end balance during the period	$265,000	$175,000
Average interest rate at the period end	0.29%	0.30%

Information pertaining to long-term borrowings is summarized in the tables below for the nine and twelve month periods ended September 30, 2014 and December 31, 2013.

	Long-Term Borrowings
(dollars in thousands)	September 30, 2014	December 31, 2013
Balance at the period end	$20,042	$21,810
Average balance during the period	20,869	24,312
Average interest rate during the period	2.97%	3.07%
Maximum month-end balance during the period	$21,616	$28,913
Average interest rate at the period end	2.97%	3.01%

	Junior Subordinated Debt Securities
(dollars in thousands)	September 30, 2014	December 31, 2013
Balance at the period end	$45,619	$45,619
Average balance during the period	45,619	65,989
Average interest rate during the period	2.68%	3.14%
Maximum month-end balance during the period	$45,619	$90,619
Average interest rate at the period end	2.69%	2.70%

Wealth Management Assets

As of September 30, 2014, the fair value of the S&T Bank Wealth Management assets under management and administration, or AUM, which are not accounted for as part of our assets, increased to $2.0 billion from $1.9 billion as of December 31, 2013. AUM consist of $1.1 billion in S&T Trust, $0.6 billion in S&T Financial Services and $0.3 billion in Stewart Capital Advisors. The increase in 2014 is primarily attributable to the improved performance of the U.S. and global capital markets.

Liquidity and Capital Resources

Liquidity is defined as a financial institution’s ability to meet its cash and collateral obligations at a reasonable cost. This includes the ability to satisfy the financial needs of depositors who want to withdraw funds or of borrowers needing to access funds to meet their credit needs. In order to manage liquidity risk our board of directors has delegated authority to the ALCO for formulation, implementation and oversight of liquidity risk management for S&T and S&T Bank. ALCO’s goal is to maintain adequate levels of liquidity at a reasonable cost to meet funding needs in both a normal operating environment and for potential liquidity stress events. ALCO monitors and manages liquidity through various ratios, reviewing cash flow projections, performing short-term and long-term stress tests and by having a detailed contingency funding plan. ALCO policy guidelines are in place that define graduated risk tolerances. If our liquidity position moves to a level that has been defined as high risk, specific actions are required, such as increased monitoring or the development of an action plan to reduce the risk position.

Our primary funding and liquidity source is a stable deposit base. We believe S&T Bank has the ability to retain existing and attract new deposits, mitigating any funding dependency on other more volatile sources. Refer to the Deposits Section beginning on page 61, for additional discussion on deposits. Although deposits are the primary source of funds, we have identified various funding sources that can be used as part of our normal funding program when either a structure or cost efficiency has been identified. These funding sources include borrowing availability at the FHLB, Federal Funds lines with other financial institutions and access to the brokered certificates of deposit market including CDARs.

An important component of S&T’s ability to effectively respond to potential liquidity stress events is maintaining a cushion of highly liquid assets. Highly liquid assets are those that can be converted to cash quickly, with little or no loss in value, to meet financial obligations. ALCO policy guidelines define a ratio of highly liquid assets to total assets by graduated risk tolerance levels of minimal, moderate and high. At September 30, 2014 S&T Bank had $381.6 million in highly liquid assets, which consisted of $91.9 million in interest-bearing deposits with banks, $286.6 million in unpledged securities and $3.1 million in loans held for sale. The highly liquid assets to total assets resulted in an asset liquidity ratio of 7.8 percent at September 30, 2014. Also, at September 30, 2014, we had a remaining borrowing availability of $1.3 billion with the FHLB of Pittsburgh. In addition, we have access to $60.0 million in Federal Funds lines with other financial institutions. Refer to Note 16 – Long-Term Borrowings and Subordinated Debt on page F-89 of this proxy statement/prospectus for more details on FHLB borrowings. S&T Bank is considered to be a well capitalized bank according to regulatory guidance, therefore access to brokered CDs is not restricted.

The following summarizes capital amounts and ratios for S&T and S&T Bank for the dates presented:

(dollars in thousands)	Adequately Capitalized (1)	Well- Capitalized (2)	September 30, 2014		December 31, 2013
			Amount	Ratio	Amount	Ratio
S&T Bancorp, Inc.
Tier 1 leverage	4.00%	5.00%	$455,815	9.88%	$426,234	9.75%
Tier 1 capital to risk-weighted assets	4.00%	6.00%	455,815	12.35%	426,234	12.37%
Total capital to risk-weighted assets	8.00%	10.00%	527,417	14.29%	494,986	14.36%
S&T Bank
Tier 1 leverage	4.00%	5.00%	$416,090	9.06%	$389,584	8.95%
Tier 1 capital to risk-weighted assets	4.00%	6.00%	416,090	11.33%	389,584	11.36%
Total capital to risk-weighted assets	8.00%	10.00%	487,075	13.26%	457,540	13.35%

(1)	For an institution to qualify as “adequately capitalized” under regulatory guidelines, Tier 1 leverage, Tier 1 risk-based capital and total risk-based capital ratios must be at least 4 percent, 4 percent and 8 percent. At September 30, 2014, we exceeded those requirements.

(2)	For an institution to qualify as “well capitalized” under regulatory guidelines, Tier 1 leverage, Tier 1 risk-based capital and total risk-based capital ratios must be at least 5 percent, 6 percent and 10 percent. At September 30, 2014, we exceeded those requirements.

In July of 2013, the U.S. federal banking agencies issued a joint final rule that implements the Basel III capital standards effective January 1, 2015 with a phase-in period ending January 1, 2019. The final rule establishes the minimum capital levels required under the Dodd-Frank Act, permanently grandfathers trust preferred securities issued before May 19, 2010 and increases the capital required for certain categories of assets. We have evaluated the impact of the Basel III final capital rule and anticipate that our regulatory capital ratios will continue to exceed the well-capitalized minimum requirements.

In October 2012, we filed a shelf registration statement on Form S-3 under the Securities Act of 1933 as amended, with the Securities and Exchange Commission, or SEC, for the issuance of up to $300 million of a variety of securities including debt and capital securities, preferred and common stock and warrants. We may use the proceeds from the sale of securities for general corporate purposes, which could include investments at the holding company level, investing in, or extending credit to subsidiaries, possible acquisitions and stock repurchases. As of September 30, 2014 we had not issued any securities pursuant to the shelf registration statement.

Inflation

Management is aware of the significant effect inflation has on interest rates and can have on financial performance. Our ability to cope with this is best determined by analyzing our capability to respond to changing interest rates and our ability to manage noninterest income and expense. We monitor the mix of interest-rate sensitive assets and liabilities through ALCO in order to reduce the impact of inflation on net interest income. We also control the effects of inflation by reviewing the prices of our products and services, by introducing new products and services and by controlling overhead expenses.

Contractual Obligations

Contractual obligations represent future cash commitments and liabilities under agreements with third parties and exclude contingent contractual liabilities for which we cannot reasonably predict future payments. We have various financial obligations, including contractual obligations and commitments that may require future cash payments. The following table presents as of December 31, 2013, significant fixed and determinable contractual obligations to third parties by payment date:

	Payments Due In
(dollars in thousands)	2014	2015-2016	2017-2018	Later Years	Total
Deposits without a stated maturity (1)	$2,581,777	$—	$—	$—	$2,581,777
Certificates of deposit (1)	677,675	284,356	120,106	8,394	1,090,531
Securities sold under repurchase agreements (1)	33,847	—	—	—	33,847
Short-term borrowings (1)	140,000	—	—	—	140,000
Long-term borrowings (1)	2,368	4,730	4,909	9,803	21,810
Junior subordinated debt securities (1)	—	—	—	45,619	45,619
Operating and capital leases	2,233	4,319	4,100	42,244	52,896
Purchase obligations	9,852	20,499	21,615	—	51,966

Total	$3,447,752	$313,904	$150,730	$106,060	$4,018,446

(1)	Excludes interest

Operating lease obligations represent short and long-term lease arrangements as described in Note 10 – Premises and Equipment on page F-84 of the Consolidated Financial Statements. Purchase obligations primarily represent obligations under agreement with our third party data processing servicer and communications charges as described in Note 17 – Commitments and Contingencies on page F-90 of this proxy statement/prospectus.

Off-Balance Sheet Arrangements

In the normal course of business, we offer off-balance sheet credit arrangements to enable our customers to meet their financing objectives. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements. Our exposure to credit loss, in the event the customer does not satisfy the terms of the agreement, equals the contractual amount of the obligation less the value of any collateral. We apply the same credit policies in making commitments and standby letters of credit that are used for the underwriting of loans to customers. Commitments generally have fixed expiration dates, annual renewals or other termination clauses and may require payment of a fee. Because many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The following table sets forth the commitments and letters of credit as of December 31:

(dollars in thousands)	2013	2012
Commitments to extend credit	$1,038,529	$874,137
Standby letters of credit	78,639	95,399

Total	$1,117,168	$969,536

Estimates of the fair value of these off-balance sheet items were not made because of the short-term nature of these arrangements and the credit standing of the counterparties.

Our allowance for unfunded commitments is determined using a methodology similar to that used to determine the ALL. Amounts are added to the allowance for unfunded commitments through a charge to current earnings in noninterest expense. The balance in the allowance for unfunded commitments remained relatively unchanged at $2.9 million at December 31, 2013 compared to $3.0 million at December  31, 2012.

Changes In and Disagreements With Accountants on Accounting and Financial Disclosures

None.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is defined as the degree to which changes in interest rates, foreign exchange rates, commodity prices or equity prices can adversely affect a financial institution’s earnings or capital. For most financial institutions, including S&T, market risk primarily reflects exposures to changes in interest rates. Interest rate fluctuations affect earnings by changing net interest income and other interest-sensitive income and expense levels. Interest rate changes affect capital by changing the net present value of a bank’s future cash flows, and the cash flows themselves, as rates change. Accepting this risk is a normal part of banking and can be an important source of profitability and shareholder value. However, excessive interest rate risk can threaten a bank’s earnings, capital, liquidity and solvency. Our sensitivity to changes in interest rate movements is continually monitored by ALCO. ALCO monitors and manages market risk through rate shock analyses, economic value of equity, or EVE, analysis and simulations in order to mitigate earnings and market value fluctuations due to changes in interest rates.

Rate shock analyses results are compared to a base case to provide an estimate of the impact that market rate changes may have on 12 months of pretax net interest income. The base case and rate shock analyses are performed on a static balance sheet. A static balance sheet is a no growth balance sheet in which all maturing and/or repricing cash flows are reinvested in the same product at the existing product spread. Rate shock analyses assume an immediate parallel shift in market interest rates and also include management assumptions regarding the level of interest rate changes on non-maturity deposit products (noninterest-bearing demand, interest-bearing demand, money market and savings) and changes in the prepayment behavior of fixed rate loans and securities with optionality. S&T policy guidelines limit the change in pretax net interest income over a 12 month horizon using rate shocks of +/- 300 basis points. Policy guidelines define the percent change in pretax net interest income by graduated risk tolerance levels of minimal, moderate and high. We have temporarily suspended the -200 and -300 basis point rate shock analyses. Due to the low interest rate environment we believe the impact to net interest income when evaluating the -200 and -300 basis point rate shock scenarios does not provide meaningful insight into our interest rate risk position.

In order to monitor interest rate risk beyond the 12 month time horizon of rate shocks, we also perform EVE analysis. EVE represents the present value of all asset cash flows minus the present value of all liability cash flows. EVE rate change results are compared to a base case to determine the impact that market rate changes may have on our EVE. As with rate shock analyses, EVE incorporates management assumptions regarding prepayment behavior of fixed rate loans and securities with optionality and core deposit behavior and value. S&T policy guidelines limit the change in EVE given changes in rates of +/- 300 basis points. Policy guidelines define the percent change in EVE by graduated risk tolerance levels of minimal, moderate and high. We have also temporarily suspended the EVE -200 and -300 basis point scenarios due to the low interest rate environment.

The table below reflects the rate shock analyses and EVE results. Both are in the minimal risk tolerance level.

	December 31, 2013		December 31, 2012
Change in Interest Rate (basis points)	% Change in Pretax Net Interest Income	% Change in Economic Value of Equity	% Change in Pretax Net Interest Income	% Change in Economic Value of Equity
+300	7.6	(6.1)	8.2	23.2
+200	5.3	(2.1)	5.0	16.8
+100	2.3	0.0	2.0	9.1
-100	(3.4)	(10.8)	(2.4)	(9.7)

The results from the rate shock analyses are consistent with having an asset sensitive balance sheet. Having an asset sensitive balance sheet means more assets than liabilities will reprice during the measured time frames. The implications of an asset sensitive balance sheet will differ depending upon the change in market interest rates. For example, with an asset sensitive balance sheet in a declining interest rate environment, more assets than liabilities will decrease in rate. This situation could result in a decrease in net interest income and operating income. Conversely, with an asset sensitive balance sheet in a rising interest rate environment, more assets than liabilities will increase in rate. This situation could result in an increase in net interest income and operating income. As measured by rate shock analyses, there was not a material change in our asset sensitive balance sheet position when comparing December 31, 2013 and December 31, 2012.

When comparing the EVE results for December 31, 2013 and December 31, 2012 the percent change to EVE has decreased significantly. The decrease in EVE results in the +300, +200, and +100 basis point scenarios is mainly due to a change in the assumptions related to core deposit behavior and an increase in long term rates. Our core deposit behavior study was updated as of December 31, 2013 and served as the basis for updating the assumptions used in EVE analysis. The study showed we experienced an increase in the average size of core deposit account balances between 2008 and 2013, as a result of the low interest rate environment and market uncertainty. This increase is commonly referred to as surge balances. When rates rise, these surge balances are more likely to exit core deposit products and seek higher yielding products. The prior core deposit behavior study did not consider the impact of surge balances during a rising rate environment. Overall, the change in core deposit behavior assumptions negatively impacted the +300, +200, and +100 basis point December 31, 2013 EVE results compared to December 31, 2012 by (18.1), (11.0), and (4.9).

In addition to rate shocks and EVE, simulations are performed periodically to assess the sensitivity of assumptions on pretax net interest income. Simulation analyses most often test for sensitivity to yield curve shape and slope changes, severe rate shocks, changes in prepayment assumptions and significant balance mix changes. Simulations indicate that an increase in rates, particularly if the yield curve steepens, will most likely result in an improvement in pretax net interest income. Some of the benefit reflected in our scenarios may be offset by a change in the competitive environment and a change in product preference by our customers.

Directors and Executive Officers of the Registrant

As of December 1, 2014, the directors of S&T are:

Todd D. Brice, 52, has been a director of S&T since 2005. Mr. Brice has been President and Chief Executive Officer of S&T and S&T Bank since 2008 and was formerly President and Chief Operating Officer of S&T and S&T Bank from 2004 until 2008 and Executive Vice President of Commercial Lending at S&T and S&T Bank from 2002 until 2004. With 29 years of banking experience, including ten years of senior management experience at S&T, we believe that Mr. Brice’s deep industry knowledge and his expertise in our operations, commercial lending and corporate strategy provides the S&T Board with significant insight across a broad range of issues critical to our business. As our Chief Executive Officer, Mr. Brice provides unique insight to the S&T Board regarding our day-to-day operations, customer information, competitive intelligence, general trends in national and local banking and issues regarding our financial results.

John J. Delaney, 73, has served as a director of S&T since 1987 and is a member of the Compensation and Benefits Committee and the Nominating Committee. Mr. Delaney has been the president of Delaney Chevrolet, Inc. since 1971 and president of Riehle Chevrolet, Inc. d/b/a Star Chevrolet, Nissan, Volvo since 1983. We believe that Mr. Delaney’s 43 years of experience in the retail auto industry provides the S&T Board with important experience regarding consumer lending and loan risk management. Mr. Delaney’s extensive board experience during his career, including his service as a director on the board of the Indiana Chamber of Commerce, the Indiana Industrial Development Authority and the Indiana County Airport Authority Board, affords him valuable insight into the local business community. Mr. Delaney’s management experience and board service, along with his deep experience as a long-standing member of the S&T Board, also qualify him to serve on our Compensation and Benefits Committee and our Nominating Committee. We also believe that Mr. Delaney’s experience operating a series of auto dealerships provides the Compensation and Benefits Committee with experience regarding motivating our executive team through our various compensation plans and policies.

Michael J. Donnelly, 57, has served as a director of S&T since 2001 and is a member of the Compensation and Benefits Committee and the Nominating Committee. Mr. Donnelly has been president of Indiana Printing and Publishing Company, Inc. since 1993. We believe that Mr. Donnelly’s deep experience in managing and operating a local business provides the S&T Board with valuable insight into the issues addressing our local corporate and consumer borrowers. Mr. Donnelly’s experience in developing appropriate compensation for the executives and senior management of his company qualifies him to serve on our Compensation and Benefits Committee, and his experience on the S&T Board, as well as his management experience with a large publicly traded corporation, provides him with a solid background for service on our Nominating Committee.

William J. Gatti, 73, has been a director of S&T since 1993. Mr. Gatti is the owner of Gatti Medical Supply, Inc., a medical distribution company, and has served as the chief executive officer of Gatti LTC Pharmacy, a long term care provider since 2008. Mr. Gatti was the founder and former chief executive officer and chairman of Millennium Pharmacy Systems, Inc., a long term care provider, from 2003 until 2008. Mr. Gatti was also the owner and operator of Gatti Retail Pharmacy. We believe that Mr. Gatti’s experience in the medical industry offers valuable perspective and significant expertise to the S&T Board, and provides the S&T Board with a strategic outlook and management experience into operations and lending opportunities in the medical and medical care industries.

Jeffrey D. Grube, 60, has served as a director of S&T since 1997 and is Chairman of the Compensation and Benefits Committee and a member of the Audit Committee. Mr. Grube has served as President of B.F.G. Electroplating and Manufacturing Company as well as B.F.G. Manufacturing Service, Inc. since 1990. Mr. Grube’s career as an executive in the manufacturing industry includes financial and engineering experience. Mr. Grube’s extensive experience working with small and medium-sized businesses provides the S&T Board with valuable experience regarding potential borrowers and customers, customer relations, lending issues and credit risk. Mr. Grube also served as a director on the board of a privately held company that supplies compliance products to lending solutions. Mr. Grube’s executive and board experience in the manufacturing sector and experience with financial institutions allow him to bring relevant insight regarding regulatory and financial compliance issues to the S&T Board, including the Audit Committee and the Compensation and Benefits Committee.

Frank W. Jones, 69, has served as a director of S&T since 1997 and is Chairman of the Nominating Committee and a member of the Audit Committee. Mr. Jones is an attorney and has been practicing independently in Allegheny County since 1970. Mr. Jones joined the S&T Board following the acquisition of People’s Bank of Unity, a regional financial institution, where he served on the board of directors. Mr. Jones assisted the S&T Board with integration and strategic issues following the acquisition. Mr. Jones’ legal practice, which focuses on estate administration and estate litigation, allows him to provide valuable insight to the S&T Board specifically with respect to our Wealth Management division, including on such issues as customer acquisition, marketing, strategic considerations, compliance and legal risk. We believe that Mr. Jones’ experience as a director of a similar bank to S&T, together with his legal experience as it relates to one of our core businesses and his 16 years of experience on the S&T Board, qualifies him to serve as a director and serve on our Audit Committee and Nominating Committee.

Joseph A. Kirk, 75, has served as director of S&T since 1993 and is Chairman of the Audit Committee and a member of the Nominating Committee. Mr. Kirk has been president of Beaver Meadow Creamery, Inc. since 1975 and has served as chief executive officer and chairman of the board since 1992. Mr. Kirk’s experience leading Beaver Meadow and his career in manufacturing provide valuable insight to the S&T Board regarding their corporate customer base, lending issues and credit risk. We believe that Mr. Kirk’s experience as chief executive officer and his experience with Beaver Meadow’s financial matters adds broad experience to our Audit Committee and Nominating Committee.

David L. Krieger, 70, has served as a director of S&T since 2007. Mr. Krieger is retired but was formerly Senior Executive Vice President and Commercial Lending Group Manager of S&T and S&T Bank. We believe that Mr. Krieger’s 24 years of experience at S&T, including leading our commercial lending group, adds valuable experience to the S&T Board. Mr. Krieger has deep knowledge of our lending practices and our customer base, and his commercial lending experience, both at S&T and at his prior employer, provides the S&T Board with significant operational insights regarding credit risk.

James C. Miller, 68, has served as a director since 1993, and is a member of the Nominating Committee. Mr. Miller served as Chairman of S&T and S&T Bank from 2004 to 2013. Mr. Miller is retired but was formerly Chief Executive Officer of S&T and S&T Bank from 1998 until 2008 and President of S&T and S&T Bank from 1993 until 2005. We believe that Mr. Miller’s banking experience, including 37 years with S&T or a bank acquired by S&T and his service as our former chief executive officer, provides him with a unique perspective of our business, including our markets, customer base, senior management, key employees, potential customers, and operations and finances, and qualifies him to serve on the S&T Board and the Nominating Committee.

Fred J. Morelli, 62, has served as a director since January 2013 and is a member of the Audit Committee and the Compensation and Benefits Committee. Mr. Morelli has been the owner of Morelli Business Advisors since 2002. Mr. Morelli has also served as vice president of finance and director for Consumers Produce, a company that procures and sells produce, since 2011. Previously, Mr. Morelli has held chief executive officer, president, and director positions at wealth management and accounting firms in Pittsburgh. Mr. Morelli’s experience serving as a consultant for business owners seeking strategic solutions and as an executive and director provides valuable strategic and operational insights to the S&T Board, and his tax and audit experience, as well as his experience in various executive roles, qualifies him to serve on the S&T Board and on the Audit and Compensation and Benefits Committees.

Frank J. Palermo, 62, has served as a director since January 2013 and is a member of the Audit Committee and the Compensation and Benefits Committee. Mr. Palermo is a Certified Public Accountant and a Certified Valuation Analyst, and has been the owner of Palermo/Kissinger & Associates, P.C. since 1983. Mr. Palermo played an integral role in forming Gateway Bank of Pennsylvania (“Gateway”), where he served as chairman of the audit committee from its inception in 2004 through the date S&T acquired Gateway in 2012. Mr. Palermo’s career also includes 35 years in public accounting and four years as a vice president and controller at a community bank. We believe that Mr. Palermo’s background in accounting and finance, as well as his prior bank audit committee experience, brings a valuable perspective to the S&T Board both with respect to accounting, financial and strategic aspects of S&T’s business and to the Audit Committee on which he serves as “audit committee financial expert.” We further believe that Mr. Palermo’s extensive board experience qualifies him to be a member of the S&T Board and on the Compensation and Benefits Committee.

Christine J. Toretti, 57, has been Vice Chairman of S&T and S&T Bank since 2013 and a director of S&T since 1984. Ms. Toretti is a member of the Nominating Committee. Ms. Toretti has been the president of Palladio, LLC since 2011 and was the chairman and chief executive officer of S.W. Jack Drilling Company from 1990 through 2010, a partner in C&N Company, a gas driller and production company since 1971 and the president of The Jack Company since 1988. Ms. Toretti’s deep industrial and energy experience provides the S&T Board with a strategic outlook regarding lending and other commercial opportunities in these sectors, her experience of leading a family business allows her to offer the S&T Board valuable management perspective and credit risk assessment with respect to our industrial and oil and gas borrowers, and her board experience, including in the role of chairman, qualifies her to serve as Vice Chairman of the S&T Board and on the Nominating Committee.

Charles G. Urtin, 67, has been Chairman of S&T and S&T Bank since 2013 and was formerly Vice Chairman of S&T and S&T Bank from 2008 to 2013. Mr. Urtin is retired but was formerly president and chief executive officer of IBT Bancorp, Inc. and Irwin Bank. We believe that Mr. Urtin’s 40 years of banking experience, including serving as chief executive officer of IBT Bancorp and Irwin Bank, provides the S&T Board with valuable industry, strategic, financial and operational insight, and his long-standing presence as a leader of a regional bank operating in our geographic market assists the S&T Board with customer acquisition, credit risk analysis and loan portfolio management. Mr. Urtin assisted the S&T Board with transition and integration issues following our acquisition of IBT Bancorp in 2008.

As of December 1, 2014, the executive officers of S&T are:

Mark Kochvar, 54, has been an officer of S&T since 2008, and has served as Senior Executive Vice President and Chief Financial Officer since February 2010; and Executive Vice President, Treasury and Investments, from January 2008 to January 2010.

David G. Antolik, 48, has been an officer of S&T since 2004, and has served as Senior Executive Vice President and Chief Lending Officer since January 2008; and Executive Vice President, Commercial Lending, from August 2004 to December 2007.

Ernest J. Draganza, 49, has been an officer of S&T since 2010, and has served as Senior Executive Vice President, Chief Risk Officer and Secretary since January 2012; Executive Vice President, Chief Risk Officer and Secretary from February 2010 to December 2011; and Senior Vice President and Risk Management Officer from January 2006 to January 2010.

Stephen A. Drahnak, 44, has been an officer of S&T since 2012, and has served as Executive Vice President and Commercial Loan Officer V since January 2012; and Senior Vice President and Commercial Loan Officer V from January 2006 to December 2011.

Richard A Fiscus, 58, has been an officer of S&T since 2012, and has served as Executive Vice President and Retail Banking Division Manager since January 2012; and Senior Vice President and Retail Banking Division Manager from January 1999 to December 2011.

Patrick J. Haberfield, 47, has been an officer of S&T since 2010, and has served as Senior Executive Vice President and Chief Credit Officer since July 2013; and Executive Vice President and Chief Credit Officer from May 2010 to June 2013. Prior to joining S&T, Mr. Haberfield served as Senior Special Assets Officer with Synovus Financial from March 2009 to May 2010, and as Regional Credit Officer with FirstMerit Bank from March 2001 to March 2009.

William Kametz, 61, has been an officer of S&T since assuming the role of Executive Vice President and Deputy Chief Credit Officer in 2014, and previously served in various roles at S&T beginning in 2008. Prior to that, Mr. Kametz served in roles of increasing responsibility, ultimately as Executive Vice President and Chief Lending Officer, of VIST Financial Corporation from 2006 to 2008.

Malcolm E. Polley, 52, has been an officer of S&T since 2006, and has served as Executive Vice President and Chief Investment Officer of Wealth Management of S&T and S&T Bank since January 2006. In addition, Mr. Polley has served as President and Chief Investment Officer Stewart Capital Advisors, LLC, since August 2005, and as Chairman & President of Stewart Capital Mutual Funds since November 2006.

David Z. Richards, 54, has been an officer of S&T since 2014, and has served as Executive Vice President, State College Region since March 2014. Prior to joining S&T, Mr. Richards was the President of the Nittany Region of National Penn Bank from February 2008 to February 2014.

David P. Ruddock, 53, has been an officer of S&T since 2004, and has served as Senior Executive Vice President and Chief Operating Officer since April 2013; Senior Executive Vice President and Chief Administrative Officer for Market Sales, Bank Operations and Corporate Technology from January 2011 to March 2013; and Executive Vice President, Information Technology and Operations, from January 2004 to December 2010.

Rebecca A. Stapleton, 52, has been an officer of S&T since 2012, and has served as Executive Vice President, Human Resources and Employee Communications since January 2012; Senior Vice President and Employee Services Manager from January 2009 to December 2011; and Vice President, Employee Services from January 2005 to December 2008.

LaDawn D. Yesho, 40, has been an officer of S&T since 2013, and has served as Executive Vice President and Chief Audit Executive since January 2013; and Senior Vice President and Chief Audit Executive from May 2009 to December 2012. Prior to joining S&T, Ms. Yesho was Vice President and Finance Manager with PNC Financial Services Group from August 2008 to May 2009.

Pursuant to the terms of the merger agreement, James T. Gibson, currently Chairman, President and Chief Executive Officer of Integrity, and a sceond member of the Integrity board of directors to be designated prior to the closing date, will be appointed to join the board of directors of S&T.

James T. Gibson, 59, has served as Chairman, President and Chief Executive Officer of Integrity and Integrity Bank since its inception in June 2003. Mr. Gibson has over 37 years of banking experience, having previously served as Chief Executive Officer of Commerce Bank/Harrisburg (now Metro Bank) from 1988 to 2002; Regional Vice President of Pennsylvania National Bank; Asset Liability Manager of Commonwealth National Bank; and Vice President of Citizens Deposit Bank and Trust.

Director Independence

The S&T Board determines annually that a majority of directors serving on the S&T Board are independent as defined in the NASDAQ listing standards. In 2013, the S&T Board also considered all direct and indirect transactions described in “Transactions with Related Parties” and “Compensation Committee Interlocks and Insider Participation” in determining whether the director is independent. Finally, the S&T Board considered whether a director has any other material relationships with S&T and concluded that none of these directors has a relationship that impairs the director’s independence. There were no other related party transactions other than those described in the aforementioned sections of this Proxy Statement. The Nominating Committee has the delegated responsibility to evaluate each director’s qualifications for independence for the S&T Board and for the committees of the S&T Board. Following review of the objective measures, the Nominating Committee and S&T Board also consider on a subjective basis each director’s personal, familial and/or business relationships, regardless of dollar amount.

On March 17, 2014, the S&T Board determined the following 12 directors are independent under the NASDAQ listing rules: Mr. Delaney, Mr. Donnelly, Mr. Grube, Mr. Jones, Mr. Kirk, Mr. Krieger, Mr. Miller, Mr. Morelli, Mr. Palermo, Mr. Spadafora, Ms. Toretti and Mr. Urtin. As discussed below, all members of the Compensation and Benefits Committee and the Nominating Committee are independent under the NASDAQ rules. In addition, the S&T Board determined that each of the members of the Audit Committee is independent under applicable SEC and NASDAQ rules.

Compensation Discussion and Analysis

This section of the Proxy Statement is divided into the following sections:

•	Introduction

•	Executive Summary

•	Say on Pay and Shareholder Engagement

•	Overview of the Compensation Program for Named Executive Officers

•	Components of the Compensation Program

•	Base Salary

•	Management Incentive Awards

•	Long-Term Incentive Plan

•	Certain Other Benefits

•	Process for Determining Named Executive Officer Compensation

•	Pay for Performance

•	2013 Named Executive Officer Compensation Decisions and Performance Considerations

•	Change in Control

•	Other Compensation-Related Provisions

•	Effect of Taxation on Compensation Programs

•	Compensation and Benefits Committee Report

Introduction

As the Compensation and Benefits Committee (the “Compensation Committee”), we provide the following overview of S&T’s executive compensation principles, specific executive compensation programs and pay decisions that we have made in 2013 and early 2014. In addition, we describe the process that we oversee and in which we participate to arrive at specific compensation policies and decisions involving program design and pay for S&T’s Named Executive Officers (“NEOs”), who are listed below.

Name	Title
Todd D. Brice	President and Chief Executive Officer
Mark Kochvar	Senior Executive Vice President and Chief Financial Officer
David Antolik	Senior Executive Vice President and Chief Lending Officer
David Ruddock (1)	Senior Executive Vice President and Chief Operating Officer
Gary Small (2)	Senior Executive Vice President and Chief Banking Officer

(1)	Mr. Ruddock assumed the role of Chief Operating Officer in March 2013.
(2)	Mr. Small resigned from S&T, effective March 31, 2014.

Executive Summary

We made notable changes to the executive compensation program for 2013, due to lower earnings in 2012, which created a lower base from which future performance could be measured. As disclosed in the Compensation Discussion and Analysis section from the proxy statement for the 2013 Annual Shareholders Meeting, S&T’s senior management recommended, and we approved, that there be no salary increases or incentive opportunities under either the Management Incentive Plan (“MIP”) or the Long-Term Incentive Plan (“LTIP”) for executives in 2013. The executives continued to have opportunities to benefit from improved performance through their outstanding restricted stock awards under the 2011 and 2012 LTIPs, as well as potential future pay actions.

S&T’s performance in 2013, however, far exceeded the expectations of management and the Board, with net income increasing by 48% and earnings per share increasing by 44%. In addition, S&T’s stock price appreciated by 40% during 2013. This better than expected performance was due to much improved asset quality, solid loan growth, successful integration of 2012 mergers and the implementation of expense control initiatives. In light of this significant improvement in S&T’s performance in 2013, we determined that a discretionary bonus of 10% of the 2013 base salary earned would be an appropriate award to each of the 12 S&T executives, including S&T’s Chief Executive Officer (“CEO”), S&T’s Chief Financial Officer (“CFO”) and the other Named Executive Officers (collectively, the “NEOs”). The value of the bonus was considerably less than what would have been received by these executives if there had been incentive awards similar to S&T’s MIP and LTIP in 2011 and 2012. Also, there were no salary increases for these executives in 2013.

For 2014, we evaluated and approved the following pay adjustments and awards for NEOs:

•	Average salary increase of 6.2%.

•	An annual incentive award with a target of 35% and 30% of base salary for the CEO and the other NEOs, respectively, under the terms of the 2014 MIP.

•

Subject to S&T shareholder approval of the S&T Bancorp, Inc. 2014 Incentive Plan in Proposal 4 of this Proxy Statement, a long-term incentive award with a target of 40% and 35% of base salary for the CEO and the other NEOs, respectively, that will be granted in the form of time- and performance-based restricted shares under the terms of the 2014 LTIP.

Say on Pay and Shareholder Engagement

S&T is required to provide a separate non-binding shareholder advisory vote on the compensation of S&T’s executive officers. At the 2013 annual meeting of S&T shareholders, the holders of 18,214,730 shares, or 93.8% of the shares voting on the proposal, voted to approve the non-binding, advisory proposal on the compensation of S&T’s executive officers. Because not all shareholders voted their shares, this amounted to 61.3% of the then outstanding common shares.

The vote reflects solid support for S&T’s executive compensation policies and practices among shareholders. As a consequence, the Compensation Committee expects to continue to adhere to the compensation policies, principles and programs described below in future years.

Overview of the Compensation Program for Named Executive Officers

During 2010, in tandem with an intensive strategic planning process, S&T revamped its management compensation programs to optimize their alignment with S&T’s strategic direction and business environment within which it must create value for shareholders. The primary program objectives have been and continue to be as follows:

•	The pay package is structured to cost efficiently attract, retain and reinforce engagement among the leadership team and S&T key contributors;

•	Compensation programs are aligned with shareholder interests for an appropriate balance between risk and reward;

•

Both individual plan features and the overall pay program are built on principles of sound risk management and effective controls critical to successful navigation of an uncertain environment for financial services; and,

•	Reward programs are designed to emphasize adherence to strong pay for performance principles.

After careful deliberation in 2010, the Compensation Committee adopted and continues to support a pay program with four major program components. The Compensation Committee continues to use this framework to help guide compensation decisions:

•

Base Salary: A base salary position near the median of relevant competitive practices (i.e., calibrated to be consistent with base salary levels for comparable positions in other similar enterprises of similar scope).

•

Management Incentive Plan (“MIP”): An annual incentive plan with an incentive opportunity that is moderate relative to competitive practices for similar positions at potential competitors for talent. Target annual incentives should drive desired positioning for total compensation to the middle of the market.

•

Long-Term Incentive Plan (“LTIP”): A long-term incentive program that serves two purposes: (1) to help ensure leadership retention and management continuity as S&T continues to execute its longer-term strategic plan; and (2) to reward management for strong sustained value creation and financial performance.

•

Supplemental Benefits: Limited additional supplemental benefits that are either consistent with that provided to other employees, or directly created to reinforce a singular commitment from the management team to S&T and its business imperatives.

The Compensation Committee considers overall corporate performance as well as individual initiative and achievements when reviewing and approving all compensation decisions relating to S&T’s NEOs: the CEO, the CFO and the three other executive officers named in the Summary Compensation Table. The policy of the Compensation Committee is to provide compensation that is competitive within the banking industry of financial institutions of similar size and product offerings.

The Compensation Committee is actively involved in the oversight of not only NEO compensation but all remuneration programs that have a material cost profile, that could materially affect S&T’s risk profile or influence the focus of key contributors on achievement of strategic and tactical objectives.

For NEOs, the Compensation Committee reviews a number of analyses of compensation practices to help facilitate its executive compensation decisions. These include:

•	Pay mix representing the effectiveness of balancing long-term versus short-term performance imperatives;

•	Wealth accumulation opportunities in light of existing programs and outstanding rewards;

•	Current pay relative to peer group practices;

•	Selective review of compensation data for positions of similar scope and focus; and

•	Detailed formal review of overall performance and specific performance contributions made to S&T by each NEO.

Total Direct Compensation Position

S&T’s target pay mix is built on competitive base salaries, with generally moderate annual and long-term incentive targets. The moderate positioning of annual incentives and long-term incentives reflects our commitment to introducing pay program modifications that are both sensitive to the Bank’s proactive risk management culture while, at the same time, responding appropriately to the importance of retaining a strong and committed leadership team at the Bank. The Compensation Committee reviews this posture periodically with the help of outside advisors, and continues to believe that the opportunities provided under the incentive plans reflect an appropriate balance between risk and reward, and provide sufficient incentives to align management to achieving S&T’s short-term and longer-term objectives.

Components of the Compensation Program

Base Salary

The purpose of base salary is to provide competitive and fair base compensation that recognizes the executives’ roles, responsibilities, contributions, experiences and performance. Base salary represents a fixed and guaranteed element of compensation that reflects executives’ long-term performance and market pay level for the role. S&T’s base salary policy targets the median of relevant competitive practices. Relevant competitive practices are determined using both a proprietary survey of pay practices at community and regional banks similar in size and scope to S&T and an examination of Peer Bank executive pay practices. The Peer Banks are listed on page 154 of this proxy statement/prospectus. The Compensation Committee sets each executive’s individual pay annually to reflect individual experiences, expertise, performance and contributions in the role. As such, actual base salaries range above and below the median of relevant competitive practices in recognition of these factors, including tenure in role, historical performance and specific bank talent needs.

Management Incentive Awards

The purpose of the MIP is to align management’s interests to the achievement of S&T’s financial, operational and strategic objectives for the year. The MIP provides senior management with an annual incentive opportunity designed to: (i) create focus on specific planned performance goals, (ii) deliver a portion of a competitive pay package in a form that is not fixed but varies in relation to the performance of S&T and (iii) serve as a vehicle for recruitment and retention.

For 2013, the Compensation Committee accepted senior management’s recommendation to exclude S&T’s executive officers from participation in the MIP. Consequently, the top 12 executive officers, including the NEOs, did not participate in the MIP for 2013. The Compensation Committee, however, did include selected senior vice presidents, who are a level below executive officer, to participate in the MIP for 2013.

The 2014 MIP has the following features:

•	The target annual incentive payout is 35% and 30% of base salary for the CEO and the other NEOs, respectively.

•	The distinguished incentive payout is 45.5% and 39% of base salary for the CEO and the other NEOs, respectively.

•	70% of each participant’s award is earned based on corporate results, and 30% is based on performance relative to individual/unit goals.

•

Corporate results are determined based on earnings per share (“EPS”) and Revenue (defined as the total of net interest income on a fully taxable equivalent basis plus noninterest income not including securities gains in the plan year).

•

Each participant has multiple individual goals against which individual performance is evaluated. The framework for establishing these goals is based largely on execution of elements of S&T’s strategic plan, including activities centered around: multi-faceted growth, profit improvement, operational effectiveness, corporate culture, effective brand and enterprise risk management (i.e., balanced risk and reward).

The formula used to determine awards is defined as follows:

Award opportunities for 2014 for the NEOs are shown in the table below and reflect the amount payable to NEOs if S&T were to achieve target financial results and individual objectives for 2014.

Named Executive Officer	MIP Target % of Base Salary	MIP Target $ of Base Salary
Todd Brice, President, President and Chief Executive Officer	35%	$192,500
Mark Kochvar, Senior Executive Vice President and Chief Financial Officer	30%	$88,500
David Antolik, Senior Executive Vice President and Chief Lending Officer	30%	$96,600
David Ruddock, Senior Executive Vice President and Chief Operating Officer	30%	$83,700
Gary Small, Senior Executive Vice President and Chief Banking Officer (1)	30%	$85,500

(1)	Mr. Small resigned from S&T, effective March 31, 2014, and will, therefore, not be eligible to earn the MIP award.

The corporate performance measures for 2014, EPS and Revenue, are each assigned specific weighting factors, and actual earnings opportunities are based on the Performance Level actually achieved relative to the performance ranges shown in the table below:

Performance Level	Payout Level Percentage
Below Threshold	0% of Allocated Target
Threshold	25% of Allocated Target
Target	100% of Allocated Target
Distinguished	150% of Allocated Target

•	Allocated Target equals the participant’s MIP incentive target multiplied by the weighting for each performance category (i.e., 60% for EPS, 10% for Revenue, and 30% for individual objectives.)
•	The Revenue Performance Measure is an “all-or-nothing” performance standard in which 100% of the Allocated Target is earned only if the Target Performance Level is met.
•

The Payout Level Percentages relating to the EPS Performance Measure vary depending on Actual Performance, and its payout curve rises continuously from Threshold to Target and from Target to Distinguished. Therefore, to determine awards between Threshold and Target and Target and Distinguished, linear interpolation would be utilized.

To further strengthen the linkage between the MIP award, risk management and shareholder value creation, the MIP contains a “Shareholder Protection Feature” in which payouts will not occur for any plan year if S&T falls below “well capitalized” capital ratio requirements established by regulatory authorities, determined as of and up to the date that any payment would ordinarily occur pursuant to the MIP’s provisions. In addition to the

Shareholder Protection Feature of the MIP, the MIP is operational only if S&T achieves Return on Average Equity (“ROAE”) for 2014 of at least 5% (the “Minimum Gateway Requirement”). The Compensation Committee believes that these features, coupled with the clawback requirements and the use of multiple performance measures, provide for substantial protection against excessive or unnecessary risk-taking by any plan participant.

Long-Term Incentive Plan

The LTIP is designed to: (i) create focus on specific long-term goals aligned with shareholder interests, (ii) deliver a portion of a competitive pay package in a form that is not fixed but varies in relation to the long-term performance of S&T and (iii) serve as a vehicle for recruitment and retention.

The Compensation Committee accepted senior management’s recommendation not to grant LTIP awards in 2013. Consequently, the top 12 executive officers, including the NEOs, did not participate in the LTIP for the cycle starting in 2013.

The 2014 LTIP is comprised of the following features:

•	The target incentive payout is 40% and 35% of base salary for the CEO and other NEOs, respectively.

•	The incentive payout will be denominated in long-term restricted stock by dividing the target incentive by a grant date share value.

•	One half of the shares will be earned based on remaining with S&T for two to three years (time-based restricted share awards vest on the second and third anniversaries of their grant date).

•	The other half will be earned based on performance relative to the Peer Banks and is referred to as the Performance-Based Restricted Share (“PBRS”) Target.

•

In aggregate, the number of shares in the PBRS Target earned may rise to 150% of a participant’s PBRS Target for outstanding performance as summarized above or can fall to zero shares if S&T’s performance is below threshold.

The 2014 LTIP contains the same Shareholder Protection Feature and Minimum Gateway Requirement as described above for the 2014 MIP. The Compensation Committee believes that these features, coupled with the long-term restricted stock and clawback requirements, provide for substantial protection against excessive or unnecessary risk-taking by any plan participant. The 2014 LTIP puts a greater focus on performance and serves to create a balance between long-term and short-term performance imperatives, beyond that offered by the annual cash incentive under the MIP.

Two metrics are used to determine the percentage of the PBRS Target earned through vesting of the PBRS awards (also referred to as performance shares):

(1)	Return on Average Equity for 2014 through 2016 relative to Peer Banks

Participants can earn from 0% to 120% of their PBRS Target based on this metric as summarized below:

Performance Level	ROAE for 3-year Performance Period Relative to Peer Banks	Vesting Percentage(a)
Below Threshold	Below the 40th percentile of the Peer Banks	0% of Target
Threshold	40th percentile of the Peer Banks	25% of Target
Target	60th percentile of the Peer Banks	100% of Target
Distinguished	75th percentile of the Peer Banks	120% of Target

(a)	The Vesting Percentage for ROAE will vary depending on actual performance. The payout curve rises continuously from Threshold to Target and from Target to Distinguished. Therefore, to determine awards between Threshold and Target and Target and Distinguished, linear interpolation would be utilized.

(2)	Cumulative Total Shareholder Return for 2014 through 2016 Relative to Peer Banks

Participants can earn an additional 30% of their PBRS Target if S&T’s cumulative Total Shareholder Return (“TSR”) for the three year performance period exceeds the cumulative TSR for more than half of S&T’s peers (i.e. exceeds 50th percentile of the Peer Banks)

Certain Other Benefits

S&T provides other benefits, or perquisites, to the NEOs that are comparable to the other benefits provided at the Peer Banks. The Compensation Committee believes that perquisites should be appropriately limited in scope and value. The primary perquisites for the NEOs are the company contributions to a qualified defined contribution plan and a nonqualified deferred compensation plan, a defined benefit program, a company car or car allowance, payment of the initiation fees and dues for social or country club memberships and a welfare benefit plan.

S&T maintains the Thrift Plan for Employees of S&T Bank (the “Thrift Plan”), which is a qualified defined contribution plan. All employees may participate in the Thrift Plan with elective salary deferrals, or 401(k) contributions. During 2013, S&T made matching contributions equal to 100% of the first 1% of the employees’ eligible compensation and 50% of the next 5% of the employees’ eligible compensation, up to a maximum of 3.5% of the employees’ eligible compensation. S&T considers the matching contributions to the Thrift Plan as an important incentive for employees to contribute toward their own retirement savings. In 2013, S&T made the following matching contributions to the Thrift Plan for each NEO: Mr. Brice, $8,925; Mr. Kochvar, $8,050; Mr. Antolik, $8,925; Mr. Ruddock, $8,719; and Mr. Small $7,700.

S&T established the S&T Bancorp, Inc. Supplemental Savings and Make-Up Plan (the “Nonqualified Plan”) in 1995 in order to provide certain management employees, including executives, the ability to make up for certain benefits that would normally be provided under S&T’s qualified plans except for federal tax laws setting annual compensation limits for qualified plans and additional limitations related to highly-compensated employees. The Nonqualified Plan was amended for compliance with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations and other guidance promulgated thereunder (“Section 409A”) in December 2008. S&T makes employer contributions to this plan that cannot be made to the qualified plans due to the aforementioned limits. During 2013, S&T contributed to the Nonqualified Plan for Mr. Brice $7,518; Mr. Kochvar, $0; Mr. Antolik, $4,898; Mr. Ruddock, $0; and Mr. Small $0.

S&T maintains a defined benefit pension program for eligible employees hired before January 1, 2008, including NEOs hired before that date. The NEOs’ defined benefit pension benefit is determined from two sources: (1) the qualified defined benefit retirement plan; and (2) a nonqualified supplemental plan. The benefits provided under these two sources are described beginning on page 163 of this proxy statement/prospectus. The value of such defined benefit pension benefits changes as compensation, service length, interest rates and mortality assumptions change. Consequently, the value credited to each NEO in the Summary Compensation Table on page 160 of this proxy statement/prospectus as Change in Pension Value is a function of a number of assumptions required to calculate the present value of benefits. The present value of the pension can change without the accrual of additional benefits to the NEO, but as a result of a change in interest rates. More specifically, 48% of the Change in Pension Value amount shown for 2012 in the Summary Compensation Table is due to lower interest rates, which increased the present value of pension benefits. In 2013, interest rates rose, so the inverse occurred, resulting in a negative Change in Pension Value for the NEOs, except for Mr. Kochvar who had a $16,200 Change in Pension Value due to his compensation increases over the past five years. A negative Change in Pension Value is treated as a zero change for purposes of the Summary Compensation Table.

S&T’s executives frequently drive vehicles on company business. Therefore, S&T provides either a company car or a car allowance to executives. Executives are responsible for reporting the amount of personal use of company cars to S&T, so that the taxable income from such use can be reported in the executives’ compensation. Executives who do not have a company car receive an annual car allowance of $6,000 or $7,200, depending upon the frequency that the executive drives. The car allowance is fully taxable compensation.

S&T pays for certain members of senior management to belong to one or more private clubs, if the member of management has significant customer contact and involvement in the community. S&T considers a social or country club to be an appropriate venue to entertain customers and to participate in various community functions. Expenses of a personal nature or related to a spouse are not paid by S&T.

Other benefits generally provided to all officers and full-time employees include the S&T Bank Welfare Benefit Plan. This plan has provisions for medical reimbursement, dental coverage, vision care coverage, long-term disability income, a flexible spending account, a health reimbursement account and life insurance. In 2014, a health savings account replaced the health reimbursement account. Relocation benefits also are reimbursed but are individually negotiated when they occur. If S&T hires or initiates a transfer of an employee, including an NEO, with special skills and requires a relocation of more than 35 miles, the employee may be eligible for reimbursement of the costs of house hunting trips, closing on the sale of the old home and the purchase of the new home, temporary living quarters and moving household goods and furniture. In these circumstances S&T will also gross up taxable relocation reimbursements for federal taxes.

Process for Determining Named Executive Officer Compensation

Compensation Approval Process

Executive compensation decisions are made by the Compensation Committee. Each member of the Compensation Committee is a non-employee director and qualifies as an independent director under the NASDAQ listing standards. The Compensation Committee independently decides the compensation that S&T will pay the CEO. For the remaining executive officers, the CEO makes recommendations to the Compensation Committee, which reviews, approves or adjusts the recommendations. The Compensation Committee meets in an executive session to discuss and finalize its decisions regarding the CEO’s compensation. The S&T Board reviews all decisions relating to the compensation of executive officers, except for decisions about awards under the S&T Bancorp, Inc. 2003 Incentive Stock Plan (the “2003 Plan”), the S&T Bancorp, Inc. 2014 Incentive Plan (the “2014 Plan”), the MIP and the LTIP, which are made solely by the Compensation Committee with input from the CEO on all other NEOs. The Compensation Committee may delegate to its chairperson such power and authority as the Compensation Committee deems to be appropriate, except such powers and authorities required by law or regulation to be exercised by the whole Compensation Committee or a subcommittee of at least two members.

The Compensation Committee operates under a written charter approved by the S&T Board, which it reviews, modifies as necessary and reaffirms on an annual basis. The Compensation Committee charter is available in the Corporate Governance section of our website at: www.stbancorp.com.

Role of the Executive Compensation Advisor to the Compensation and Benefits Committee

The Compensation Committee engaged Buck Consultants, LLC (“Buck”) and Aon Hewitt at different times during 2013 to serve as advisors to the Compensation Committee and to provide consultative services and assistance to S&T’s Chief Risk Officer with regard to evaluating its compensation programs. The Compensation Committee has carefully reviewed the relationship with Buck and Aon Hewitt, and has determined that because the Compensation Committee takes an active role in many compensation and benefits decisions beyond those affecting the NEOs, that it needs an advisor that can provide advice on a wider range of pay decisions than those that solely affect the NEOs. Buck has worked with the Compensation Committee to separate the adviser to the Committee on NEO pay from advisers addressing other compensation and benefits areas for which Buck provides advice. The Compensation Committee has monitored this relationship carefully and has determined that the advice provided on NEO pay meets the highest standards of internal and external defensibility. In October 2013, however, the Compensation Committee engaged Aon Hewitt in place of Buck for executive compensation advisory services to continue its relationship with the principal who moved from Buck to Aon Hewitt. Buck continues to provide S&T with services for company-wide benefit plans for its employees.

Role of Management (CEO)

The Compensation Committee reviews and approves the salary of Mr. Brice, the President and Chief Executive Officer, annually. The salaries for the other NEOs are reviewed by Mr. Brice, and are presented for approval to the Compensation Committee on an annual basis, typically in December. For 2013, the Compensation Committee accepted senior management’s recommendation that executives, including the NEOs, not receive salary increases.

Use of Competitive Data

The Compensation Committee reviews comparisons of the compensation programs established by peer banks for executives having similar responsibilities to S&T’s executives to establish competitive benchmarks for S&T’s compensation program. Buck and Aon Hewitt prepared the comparisons for 2013 and 2014, respectively. For 2013, the peer banks were based on similar size and scope to S&T, operating both inside and outside S&T’s geographic market and included the following banks for pay comparison purposes (collectively, the “Peer Banks”):

•   1st Source Corporation

•   BancFirst Corporation

•   Berkshire Hills Bancorp, Inc.

•   Chemical Financial Corporation

•   City Holding Company

•   Community Bank System, Inc.

•   F.N.B. Corporation

•   First Busey Corporation

•   First Commonwealth Financial Corporation

•   First Merchants Corporation

•   Independent Bank Corporation

•   NBT Bancorp, Inc.

•   Peoples Bancorp, Inc.

•   Renasant Corporation

•   Sandy Spring Bancorp, Inc.

•   Univest Corporation of Pennsylvania

•   Union First Market Bankshares

•   WesBanco, Inc.

•   WSFS Financial Corporation

In addition, the Compensation Committee considers general financial services industry peer group information contained in other relevant surveys to supplement and extend its assessment of relevant competitive practices attributable to the leadership team.

For 2014, the Peer Banks will include the above banks, except for F.N.B. Corporation, which was eliminated due to its larger asset size.

Pay for Performance

Pay for Performance Alignment

As described in the preceding discussions of the MIP and LTIP, based on S&T’s senior management’s recommendation, the Compensation Committee did not approve incentive opportunities under either the MIP or the LTIP for executives in 2013. The executives, however, continued to have opportunities to benefit from improved performance through their restricted stock awards under the 2011 and 2012 LTIPs. However, due to significant improvement in S&T’s performance in 2013, the Compensation Committee awarded a discretionary bonus of 10% of the 2013 base salary earned to executive officers.

2013 Named Executive Officer Compensation Decisions and Performance Considerations

The following summarizes the pay actions and decisions made for 2013 for each component of pay for each NEO.

Base Salary Decisions

As described earlier, based on S&T’s senior management’s recommendation, the Compensation Committee did not approve increases to base salaries in 2013, due to lower earnings in 2012. When appropriate, the Compensation Committee increases base salaries to both ensure consistency with market competitive practices, and also to recognize the critical value of each senior executive’s management of S&T.

In 2014, base salary increases were provided to NEOs in recognition of better than expected financial results in 2013, due to much improved asset quality, solid loan growth, successful integration of 2012 mergers and the implementation of expense control initiatives. The following table summarizes base salary decisions made for NEOs for 2013 and 2014.

Name	2012 Salary	2013 Salary (Effective 1/01/2013)	2014 Salary (Effective 1/01/2014)
Todd D. Brice	$525,000	$525,000	$550,000 (4.76% increase)
Mark Kochvar	$278,000	$278,000	$295,000 (6.12% increase)
David Antolik	$302,000	$302,000	$322,000 (6.62% increase)
David Ruddock	$265,000	$265,000	$279,000 (5.28% increase)
Gary Small	N/A	$260,000	$285,000 (9.62% increase)

The increase in 2014 for Mr. Small is higher than for the other NEOs to compensate him for his oversight role in the S&T retail, insurance and wealth management business lines. Mr. Small resigned, effective March 31, 2014.

Summary of Management Annual Incentive Decisions for 2013 Performance

Based on S&T’s senior management’s recommendation, the Compensation Committee did not approve an annual incentive opportunity under the MIP, due to lower earnings in 2012, which created a lower base from which future performance could be measured. S&T’s performance in 2013, however, far exceeded the expectations of management and the Board, with net income increasing by 48% and earnings per share increasing by 44%. In addition, S&T’s stock price appreciated by 40% during 2013. This better than expected performance was due to much improved asset quality, solid loan growth, successful integration of 2012 mergers and the implementation of expense control initiatives. In light of this significant improvement in S&T’s performance in 2013, the Compensation Committee elected to award a discretionary bonus of 10% of each executive officer’s 2013 base salary earned, including the NEOs. The value of the bonus is considerably less than what these executives officers would have received had they been eligible for awards under the MIP and LTIP at historical targets. The bonus amounts for the NEOs are disclosed in the Summary Compensation Table on page 160 of this proxy statement/prospectus.

2013 Long-Term Incentive Awards

Based on S&T’s senior management’s recommendation, the Compensation Committee did not approve a long-term incentive opportunity under the LTIP, due to lower earnings in 2012, which created a lower base from which future performance could be measured.

As of March 31, 2014 and projected as of December 31, 2014, NEOs have the following outstanding restricted shares under the 2011 and 2012 LTIPs.

Named Executive Officer	Outstanding Restricted Shares March 31, 2014	Outstanding Restricted Shares December 31, 2014
Todd Brice	1,175	1,175
Mark Kochvar	622	622
David Antolik	676	676
David Ruddock	593	593
Gary Small (1)	0	0

(1)	Mr. Small did not have outstanding restricted shares from the 2011 or 2012 LTIP, but held the remaining 1,377 unvested shares granted to him in January 2013 that were scheduled to vest on January 28, 2015. The original grant of 2,754 shares on January 28, 2013 was part of Mr. Small’s employment package upon his hiring in January 2013. The shares were granted at $18.155, vesting 50% on the first and second anniversary dates of the grant. Mr. Small forfeited the 1,377 unvested shares due to his resignation, effective March 31, 2014.

Change in Control

Effective January 1, 2007, S&T entered into change in control agreements with selected officers in senior management, including all the NEOs. Mr. Small entered into a change of control agreement, effective upon his employment in January 2013. These agreements were put in place to help ensure that S&T’s leadership team remains engaged and focused should the organization ever become the target of a change in control where their jobs or ongoing compensation could be at risk. On December 31, 2008, S&T restated these change in control agreements to comply with the requirements of Section 409A. The primary terms and compensation payments contemplated by the agreements remain unchanged. The agreements provide for the following:

•

S&T’s CEO will receive a lump sum payment of 300% of his base salary if: (1) his employment is involuntarily terminated without cause within six months preceding a change in control; (2) his employment is involuntarily terminated without cause within three years following a “change in control” (as defined below); or (3) he voluntarily terminates his employment for “good reason” (as defined below) within three years following a change in control.

•

The other NEOs will receive a lump sum payment of 200% of his base salary if: (1) the NEO’s employment is involuntarily terminated without cause within six months preceding a change in control; (2) the NEO’s employment is involuntarily terminated without cause within two years following a “change in control” (as defined below); or (3) the NEO voluntarily terminates his employment for “good reason” (as defined below) within two years following a change in control.

The agreements define “good reason” as the occurrence of any of the following (without the executive’s consent) after a change in control:

•

A material diminution of the executive’s duties, authority or responsibility, or any material change in the geographic location at which the executive must perform services (in this case, a material change means any location more than 40 land miles from the location prior to the change in control);

•

S&T’s failure to continue to provide the executive with benefits substantially similar to those enjoyed by the executive under any of S&T’s pension, life insurance, medical, health and accident, disability or other welfare plans, but not including any incentive or equity-based compensation plans, in which the executive was participating at the time of the change in control, unless the nature of the change in benefit levels is consistent with changes to benefits levels provided to employees at the same or equivalent level or title as the executive; or the failure by S&T to provide the executive with the number of paid vacation days to which the executive is entitled to on the basis of years of service with S&T in accordance with S&T’s normal vacation policy in effect at the time of a change in control;

•	Any failure by any successor of S&T to adhere to the terms of the agreement; or

•	A reduction of more than 10% in the executive’s annual base salary by S&T;

An executive may not terminate his or her employment for good reason more than six months after the initial existence of the conditions constituting good reason.

A “change in control” is defined in the agreements as the occurrence of any of the following:

•

Any person, other than a pension, profit-sharing or other employee benefit plan established by S&T or S&T Bank, is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of S&T representing 25% or more of the combined voting power of S&T’s then outstanding securities;

•

During any period of two consecutive years, individuals who at the beginning of such period constitute the S&T Board cease for any reason to constitute at least a majority thereof, unless the election of each director who was not a director at the beginning of such period has been approved in advance by directors representing at least a majority of the directors then in office who were directors at the beginning of the period;

•

The shareholders of S&T approve a merger or consolidation of S&T with any other corporation, other than a merger or consolidation which would result in the voting securities of S&T outstanding immediately prior thereto continuing to represent at least 50% of the total voting power represented by the voting securities of S&T or the surviving entity outstanding immediately after such merger or consolidation;

•	The S&T shareholders or the S&T Board or S&T Bank approve a plan of complete liquidation or an agreement for the sale of or disposition of all or substantially all of the S&T’s or S&T Bank’s assets;

•

Any person shall have commenced a tender or exchange offer to purchase shares of Common Stock such that upon consummation of such offer such person would own or control 25% or more of the outstanding shares of Common Stock;

•

Any person shall have filed an application or notice with any federal or state regulatory agency for clearance or approval to (i) merge or consolidate, or enter into any similar transaction, with S&T or S&T Bank, (ii) purchase, lease or otherwise acquire all or substantially all of the assets of S&T or S&T Bank or (iii) purchase or otherwise acquire (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 25% or more of the voting power of S&T or S&T Bank; or

•

Any other event that constitutes a change in control of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Exchange Act or any successor provision.

The agreements specifically exclude public stock offerings by S&T and convertible debt offerings by S&T from the definition of “change in control.”

Payments under the agreements will be made no later than ten business days after the date of termination, subject to a six-month delay for compliance with Section 409A, if necessary. (See “Tax Considerations” below).

Each agreement provides that if the executive’s employment is terminated, without cause, within the three or two years of a change in control, as applicable for that particular executive, he will receive life insurance, health, disability and other welfare benefits substantially similar in all respects to those which the executive was receiving immediately prior to the triggering event. These additional benefits will continue for three years for the president and chief executive officer and for two years for the other NEOs. Each agreement provides that, in the event any benefit received by a Named Executive in connection with a change in control or in connection with the termination of the Named Executive’s employment (whether pursuant to the agreement or any other plan, arrangement or agreement) (collectively, the “Total Benefits”) would be subject to the excise tax imposed under Section 4999 of the Code (the golden parachute excise tax), then the Total Benefits will be reduced to the extent necessary so that no portion of the Total Benefits is subject to such excise tax. The Compensation Committee believes that the agreement provides reasonable protection to the individual members on the senior management team and thereby aligns senior management’s interest with S&T’s shareholders.

Other Compensation-Related Provisions

Stock Ownership Guidelines

The Compensation Committee continues to believe that stock ownership in S&T is important to align shareholder and management interests. On December 17, 2007, the Compensation Committee adopted stock ownership guidelines for certain executives, including the NEOs, beginning on January 1, 2008. Under the guidelines, the CEO, senior executive vice presidents, executive vice presidents and senior vice presidents should own Common Stock having a market value equal to the following multiple of the individual’s base salary:

Role	Fair Market Value of Common Stock
President and Chief Executive Officer	3 times base salary
SEVPs and EVPs	2 times base salary
SVPs	1 times base salary

Currently, Messrs. Brice, Kochvar and Ruddock meet the ownership guidelines. Mr. Antolik does not currently meet the ownership guidelines. Mr. Small did not meet the ownership guidelines as of the effective date of his resignation on March 31, 2014. The guidelines do not establish a deadline for compliance with the stock ownership requirements; however, the Compensation Committee established additional guidelines that limit senior management to the right to liquidate only the number of the vesting restricted shares of common stock sufficient for paying current tax liabilities on the vesting shares, until the officer achieves the stock ownership guidelines.

Claw-Back Feature

The Compensation Committee adopted a claw-back feature in 2010. All payments are subject to claw-back provisions that can result in the awards being canceled or prior payments recouped. These claw-back provisions allow S&T to “claw back” any bonus, retention award or incentive compensation paid (or under a legally binding obligation to be paid) to an NEO or any of our next 20 most highly-compensated employees if the payment was based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria.

Risk Mitigation in Plan Design

The Compensation Committee considers, in establishing and reviewing the executive compensation program, whether the program encourages any unnecessary or excessive risk taking and concludes:

•	S&T’s compensation plans do not encourage executives to take unnecessary and excessive risks that could threaten the value of S&T;

•	The compensation plans are structured so that their potential for generating unacceptable risk that could materially affect the value of S&T is limited; and

•	The compensation plans are not structured to create substantial opportunities to benefit due to material manipulation of financial results.

In addition, at least annually, the Compensation Committee discusses, evaluates, and reviews with S&T’s CRO the compensation arrangements to ensure that: (i) the compensation plans for senior management (senior vice presidents or higher) do not encourage the members of senior management to take unnecessary and excessive risks that threaten the value of the S&T, (ii) the employee compensation plans do not pose unnecessary risks to S&T, and (iii) the employee compensation plans do not encourage the manipulation of reported earnings to enhance the compensation of any of S&T’s employees.

Employment Agreements

S&T does not provide employment agreements for any of the NEOs. S&T believes in a policy of “at will” employment arrangements.

Effect of Taxation on Compensation Programs (Tax Considerations)

Code Sections 162(m) and 409A

The Compensation Committee believes that it has structured the compensation program to comply with Code Sections 162(m) and 409A. Section 162(m) of the Code generally denies a deduction to any publicly held corporation for compensation paid to its chief executive officer and its three other highest paid executive officers (other than the chief financial officer) to the extent that any such individual’s compensation exceeds $1 million.

“Qualified Performance-based compensation” (as defined for purposes of Section 162(m)) is not taken into account for purposes of calculating the $1 million compensation limit, provided certain disclosure, shareholder approval and other requirements are met. The Compensation Committee is monitoring the effects of S&T’s compensation programs with regard to Section 162(m). To date, S&T has not suffered a loss of compensation deduction as a result of the $1 million limitation, and the Compensation Committee intends to take actions to minimize S&T’s exposure to nondeductible compensation expense under Section 162(m) of the Code. While keeping this goal in mind, however, the Compensation Committee reserves the right to maintain flexibility with respect to S&T’s executive compensation programs, including the awarding of compensation that may not be deductible when it believes that such payments are appropriate and in the best interests of the shareholders.

If an executive is entitled to nonqualified deferred compensation benefits that are subject to Section 409A of the Code, and such benefits do not comply with Section 409A of the Code, the executive would be subject to adverse tax treatment, including accelerated income recognition (in the first year that benefits are no longer subject to a substantial risk of forfeiture) and a 20% penalty tax pursuant to Section 409A of the Code. Compensation and benefit arrangements were required to be amended to comply with Section 409A of the Code as of January 1, 2009. S&T adopted Section 409A compliance amendments prior to January 1, 2009 (as required) and will continue to monitor its existing and future plans and arrangements for continued compliance with Section 409A of the Code.

Gross-ups and IRC Section 280G

S&T does not provide any tax gross-ups to any NEOs or any other employee that may have the right to a payment upon a change in control.

Executive Compensation

The following table provides information concerning remuneration of the NEOs during 2011-2013.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus ($) (1)	Stock Awards ($) (2)	Option Awards ($) (3)	Non-Equity Incentive Plan Compensation ($) (4)	Change in Pension Value ($) (5)	All Other Compensation ($) (7)	Total ($)
Todd D. Brice	2013	525,000	52,500	0	0	0	0	53,088	630,588
President and Chief Executive Officer	2012	525,000	0	104,997	0	19,060	481,200	56,839	1,187,096
	2011	475,000	0	95,030	0	66,640	400,900	48,069	1,085,639

Mark Kochvar	2013	278,000	27,800	0	0	0	16,200	20,222	342,222
Sr. Executive Vice President and Chief Financial Officer	2012	278,000	0	55,592	0	5,053	197,500	21,009	557,154
	2011	262,000	0	52,403	0	32,903	165,900	19,478	532,684

David G. Antolik	2013	302,000	30,200	0	0	0	0	25,980	358,180
Sr. Executive Vice President and Chief Lending Officer	2012	302,000	0	60,394	0	12,947	208,400	28,696	612,437
	2011	285,000	0	56,993	0	37,551	176,600	25,337	581,481

David P. Ruddock	2013	265,000	26,500	0	0	0	0	24,824	316,324
Sr. Executive Vice President and Chief Operating Officer	2012	265,000	0	53,001	0	11,266	226,600	27,861	583,728
	2011	250,000	0	50,023	0	35,813	202,000	25,304	563,140

Gary Small (6)	2013	252,000	25,200	50,000	0	0	0	23,445	350,645
Sr. Executive Vice President and Chief Banking Officer

(1)	The Compensation Committee awarded a discretionary bonus to executives, including the NEOs, in the amount of 10% of base salary earned. No management incentive bonuses were earned during fiscal years 2011 or 2012. The 2011 MIP replaced the 2010 MIP as an annual incentive award. The 2012 MIP replaced the 2011 MIP. See “Summary of Management Annual Incentive Decisions for 2013 Performance” in the “Compensation Discussion and Analysis” on page 155.
(2)	No grants of restricted stock were awarded in 2013, except for a grant of 2,754 shares on January 28, 2013 to Mr. Small as part of his employment package upon his hiring in January 2013. The shares were granted at $18.155, vesting 50% on the first and second anniversary dates of the grant. On March 19, 2012, the Compensation Committee granted long-term restricted stock at a grant price of $22.335, the average of the high and low price of the Common Stock on the grant date, to the NEOs. The grants were in accordance with the 2012 LTIP, pursuant to its authority under the 2003 Plan. On March 21, 2011, the Compensation Committee granted long-term restricted stock at a grant price of $21.25, the average of the high and low price of the Common Stock on the grant date, to the NEOs. The grants were in accordance with the 2011 LTIP, pursuant to its authority under the 2003 Plan, and are subject to transferability restrictions as required by Troubled Asset Relief Program (“TARP”). See “Long-Term Incentive Plan” and “2013 Long-Term Incentive Awards” in the “Compensation Discussion and Analysis” on pages 151 and 156, respectively.
(3)	There were no option awards in 2011, 2012 and 2013.
(4)

This column includes the incentive payments resulting from the MIPs for 2011 and 2012, which the Compensation Committee approved on March 19, 2012 and March 15, 2013, respectively, for performance during the previously completed fiscal year. Due to TARP restrictions, the payments for the MIP in 2011 were paid in long-term restricted shares instead of cash, subject to a two-year vesting schedule and certain transferability restrictions. The recipients received the number of shares equal to the value of the cash awards, based upon the average of the high and low prices of the Common Stock over the preceding 30 trading days, including the date of the grant. The 2012 MIP was paid in cash. See “Management Incentive Awards” in the “Compensation Discussion and Analysis” on page 149.
(5)	This column shows the aggregate year-to-year change in the actuarial present value of the NEOs’ accrued pension benefit under all qualified and non-qualified defined benefit plans based on the assumptions used or ASC 715 “Compensation—Retirement Benefits” accounting purposes at each measurement date. As such, the change reflects changes in value due to an increase or decrease in the ASC 715 discount rate as well as changes due to the accrual of plan benefits. The change in pension value during 2013 for Messrs. Brice, Antolik, and Ruddock are negative $74,300, negative $63,500, and negative $33,700, respectively (negative amounts are not reflected in the amounts disclosed above).
(6)	Mr. Small resigned from S&T, effective March 31, 2014.
(7)	The compensation represented by the amounts for 2011, 2012 and 2013 as set forth in the All Other Compensation column for the NEOs is detailed in the following table.

Name	Year	Company Contributions to Qualified Defined Contribution Plan (a)	Company Contributions to Nonqualified Defined Contribution Plan (b)	Company Car or Car Allowance (c)	Country Club Dues (d)	Company Paid Life Insurance Premiums (e)	Restricted Stock Dividends (f)	All Other Compensation
Todd D. Brice	2013	$8,925	$7,518	$15,087	$11,453	$2,348	$7,757	$53,088
	2012	8,500	9,899	15,054	11,430	2,348	9,608	56,839
	2011	8,420	8,335	14,138	10,608	1,531	5,037	48,069

Mark Kochvar	2013	8,050	—	6,000	—	2,165	4,007	20,222
	2012	7,875	—	6,000	—	2,165	4,969	21,009
	2011	7,966	—	6,000	—	2,025	3,487	19,478

David G. Antolik	2013	8,925	4,898	6,173	—	1,531	4,453	25,980
	2012	5,950	4,620	11,182	—	1,531	5,413	28,696
	2011	6,788	3,355	10,885	—	1,448	2,861	25,337

David P. Ruddock	2013	8,719	—	8,640	1,524	2,058	3,883	24,824
	2012	8,750	—	11,130	1,531	2,058	4,392	27,861
	2011	8,781	—	11,011	1,404	1,924	2,184	25,304

Gary Small	2013	7,700	—	6,923	5,203	1,939	1,680	23,445

(a)	Contributions by S&T Bank to the Thrift Plan, which is a qualified defined contribution plan. S&T Bank made matching contributions equal to 100% of the first 1% of the employee’s eligible compensation and 50% of the next 5% of the employee’s eligible compensation, up to 3.5% of the employee’s eligible compensation. The employee’s eligible compensation was $245,000 in 2011, $250,000 in 2012, and $255,000 in 2013.
(b)	Contributions by S&T Bank to the Nonqualified Plan that was established in order that certain management employees, including the NEOs, not lose benefits that would normally have accrued in qualified plans except for federal tax laws setting annual compensation limits for qualified plans and additional limitations related to highly-compensated employees.
(c)	This column represents the aggregate incremental cost to S&T for providing a car to the NEO. The cost includes the expense of depreciation, insurance, registration fees, maintenance and fuel. Messrs. Kochvar and Small received car allowances, in lieu of company cars.
(d)	Membership dues paid to country clubs and social clubs. Expenses of a personal nature or related to a spouse are not paid by S&T.
(e)	This column includes the excess premiums reported as taxable compensation on the NEO’s W-2 for life insurance at three times salary. This insurance benefit is provided to all full time employees on a nondiscriminatory basis.
(f)	Dividends on unvested restricted Common Stock, which are reported as taxable compensation on the NEO’s W-2.

Grants of Plan-Based Awards for Fiscal Year 2013

There were no plan-based awards for Fiscal Year 2013, due to the Compensation Committee’s decision to suspend grants of awards in 2013.

Outstanding Equity Awards at 2013 Fiscal Year

The following table sets forth information regarding the number of unexercised stock options and the number and value of unvested shares of restricted stock outstanding on December 31, 2013 for our NEOs. The market value of the stock awards is based on the closing price of S&T Common Stock as reported on The NASDAQ Stock Market on December 31, 2013 which was $25.31.

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) (1)	Market Value of Shares or Units of Stock That Have Not Vested ($) (2)
Todd D. Brice
Granted 12/20/2004	12,500	0	37.08	12/20/2014
Granted 12/19/2005	12,500	0	37.86	12/19/2015
Granted 03/21/2011					3,354	84,890
Granted 03/19/2012					7,685	194,507

Mark Kochvar
Granted 12/20/2004	6,500	0	37.08	12/20/2014
Granted 12/19/2005	6,500	0	37.86	12/19/2015
Granted 03/21/2011					1,849	46,798
Granted 03/19/2012					3,962	100,278

David G. Antolik
Granted 12/20/2004	10,000	0	37.08	12/20/2014
Granted 12/19/2005	10,000	0	37.86	12/19/2015
Granted 03/21/2011					2,011	50,898
Granted 03/19/2012					4,385	110,984

David P. Ruddock
Granted 12/20/2004	10,000	0	37.08	12/20/2014
Granted 12/19/2005	10,000	0	37.86	12/19/2015
Granted 03/21/2011					1,765	44,672
Granted 03/19/2012					3,976	100,633

Gary Small
Granted 01/28/2013					2,754	69,704

(1)	The S&T Board awarded the restricted shares of Common Stock, as follows: on March 19, 2012 with 50% vesting on the third anniversary, based on achievement of corporate performance goals, and 25% vesting on the second and third anniversaries, respectively, pursuant to the 2012 LTIP. On March 19, 2012, there was an additional grant that vested 100% on the second anniversary of the grant, pursuant to the 2011 MIP. The grant on March 21, 2011 was pursuant to the 2011 LTIP. On January 28, 2013, as part of a hiring package, the S&T Board awarded a grant of shares to Mr. Small with 50% vesting on the first anniversary and the remaining 50% vesting on the second anniversary. One half of Mr. Small’s grant vested on January 28, 2014, while the remaining shares were forfeited upon the effective date of his resignation on March 31, 2014.
(2)	Calculated based on $25.31, which was the closing price of S&T’s Common Stock on December 31, 2013.

Option Exercises and Stock Vested in Fiscal Year 2013

The following table sets forth information regarding the number and value of stock options exercised and restricted stock vested during 2013 for our Named Executive Officers.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (1)
Todd D. Brice	0	$0	6,895	$153,587
Mark Kochvar	0	0	3,111	69,153
David G. Antolik	0	0	3,722	82,891
David P. Ruddock	0	0	2,573	57,177
Gary M. Small	0	0	0	0

(1)	S&T Bancorp Restricted Stock Grant of 2008 vested 25% on January 1, 2013, and was fully vested on that date. The Restricted Stock Grant on March 15, 2011 was fully vested on March 15, 2013. The Restricted Stock Grant on March 21, 2011 vested 25% on March 21, 2013 and 25% were fully vested on March 21, 2014. The value realized on vesting is based on the average of the high and low price of S&T Bancorp, Inc. stock on the close of the market on the date of the vesting.

Pension Benefits

Name	Plan Name	Number of years of Credited Service (#)	Present Value of Accumulated Benefit ($)		Payments During Last Fiscal Year ($)
Todd D. Brice	Employees’ Retirement Plan of S&T Bank S&T Bancorp, Inc. Supplemental Savings and Make-up Plan	29 29	$ $	807,000 821,300	—
Mark Kochvar	Employees’ Retirement Plan of S&T Bank S&T Bancorp, Inc. Supplemental Savings and Make-up Plan	22 22	$ $	646,000 41,100	—
David G. Antolik	Employees’ Retirement Plan of S&T Bank S&T Bancorp, Inc. Supplemental Savings and Make-up Plan	24 24	$ $	541,800 18,100	—
David P. Ruddock	Employees’ Retirement Plan of S&T Bank S&T Bancorp, Inc. Supplemental Savings and Make-up Plan	29 29	$ $	807,600 30,000	—
Gary M. Small	N/A

The present values shown above are based on benefits earned as of December 31, 2013 under the terms of the Employees’ Retirement Plan of S&T Bank (the “Retirement Plan”) and the S&T Bancorp, Inc. Supplemental Savings and Make-up Plan (the “Nonqualified Plan”) as summarized below. Present values are determined in accordance with the assumptions used for purposes of measuring S&T Bank’s pension obligations under ASC 715 as of December 31, 2013, including a discount rate of 4.75%, with the exception that benefit payments are assumed to commence at age 62, the earliest age at which unreduced benefits are payable. Mr. Small was hired in January 2013 and was not eligible to participate in these defined benefit plans.

Employees’ Retirement Plan of S&T Bank

The Employees’ Retirement Plan of S&T Bank (“Plan”) is a defined benefit pension plan that covers substantially all employees hired prior to 2008. The Plan provides benefits that are based on years of service and compensation. Benefits payable under the Plan at normal retirement, age 65, are determined under the following formula.

1.0% of Average Final Compensation up to Covered Compensation, times Benefit Service

Plus

1.5% of Average Final Compensation in excess of Covered Compensation, times Benefit Service

For purposes of determining the normal retirement benefit, the terms used above have the following meanings:

•

Average Final Compensation is the average compensation received during the highest 5 consecutive years out of the last 10 years prior to retirement or termination of employment. Compensation generally means total cash remuneration determined before reductions for employee contributions for 401(k) or other pre-tax benefits, but does not include amounts deferred under the S&T Bancorp, Inc. Supplemental Savings and Make-up Plan. Compensation is limited each year as required by Federal law (limit was $255,000 for 2013).

•

Covered Compensation is the average of the Social Security taxable wage bases in effect for each year in the 35-year period ending with the calendar year in which a participant retires or terminates employment.

•	Benefit Service generally means an employee’s period of employment with S&T Bank after attainment of age 21.

Participants’ benefits under the Plan are 100% vested after completion of five years of service. Participants who terminate employment prior to age 55 with a vested benefit are entitled to receive their full accrued benefit at normal retirement, age 65, or upon election, can receive actuarially reduced benefits as early as age 55. Participants who terminate employment after age 55 with at least 10 years of service are eligible to receive early retirement benefits under the Plan. For participants who met certain age and service requirements as of December 31, 2007, early retirement benefits are reduced 5/12 of 1% for each month by which the date benefit payments commence precedes age 62. For participants who did not meet these requirements, early retirement benefits are reduced 5/12 of 1% for each month by which the date benefit payments commence precedes age 65.

Accrued benefits under the Plan are payable in the form of a ten-year certain and life annuity that provides equal monthly payments for the participant’s life with a minimum of 120 monthly payments guaranteed. Married participants must receive their benefit in the form of a 50% joint and survivor annuity with 120 monthly payments guaranteed unless their spouse consents to a different form of a payment. A 50% joint and survivor annuity provides a reduced monthly payment for the participant’s life with 50% of the payment continuing for the spouse’s life following the participant’s death. Various optional annuity forms of payment are available under the Plan, including a single lump sum payment. All forms of payment are actuarially equivalent in value.

S&T Bancorp, Inc. Supplemental Savings and Make-up Plan

As noted above under the definition of Average Final Compensation for the Employees’ Retirement Plan of S&T Bank, compensation deferred under the S&T Bancorp, Inc. Supplemental Savings and Make-up Plan (the “Nonqualified Plan”) is not included as eligible compensation and includable compensation is limited as a result of maximums imposed by law. The Nonqualified Plan restores benefits that are not payable by the Retirement Plan as a result of the executive’s election to defer compensation or as a result of the compensation limit. The provisions described above for the Retirement Plan apply to this plan as well, with the exception that upon termination or retirement participants automatically receive their benefit in the form of an actuarially equivalent lump sum, which is credited to their account under this plan and paid out in accordance with their distribution election.

Nonqualified Deferred Compensation

The following table provides information with respect to the Nonqualified Plan and the Named Executive Officers. The amounts shown include compensation earned and deferred in prior years, and earnings on, or distributions of, such amounts.

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($) (1)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
Todd D. Brice	15,036	7,518	73,419	0	313,629
Mark Kochvar	0	0	46,907	0	185,907
David G. Antolik	13,995	4,898	35,496	0	157,690
David P. Ruddock	0	0	0	0	0
Gary M. Small	0	0	0	0	0

(1)	The amounts in this column have been included in the “All Other Compensation” column of the Summary Compensation Table on page 160.

The Nonqualified Plan offers certain management employees, including the Named Executive Officers, the opportunity to continue to defer income on a tax deferred basis that exceeds annual contribution or compensation limits for qualified plans. In addition, the Nonqualified Plan can be used by highly-compensated employees who are limited to the salary deferral limit to the Thrift Plan. The employee may elect to defer a percentage of compensation from each payroll under the Supplemental Savings provision. The employee may also elect to contribute at the same deferral rate as for the Thrift Plan after reaching a contribution or compensation limit under the Make-up provision.

S&T Bank makes employer matching and year end profit sharing contributions to the Nonqualified Plan that cannot be made to the qualified plans due to the aforementioned limits. The match is 3.5% of the deferral amount, except the match on deferrals under the Make-up provision, which are matched 100% of the first 1% of the employee’s eligible compensation and 50% of the next 5% of the employee’s eligible compensation, up to 3.5% of the employee’s eligible compensation. The year end profit sharing bonus is at the same percentage as for the Thrift Plan and applies to eligible compensation that exceeds the compensation limit for qualified plans.

The participants may elect the allocation percentages for employee deferrals and employer contributions into two large capitalization mutual funds and a money market mutual fund in a Rabbi Trust. The Thrift Plan Committee at S&T Bank determines the investment vehicles in the Rabbi Trust, which currently are Vanguard 500 Index Fund, Selected American Shares D and Federated Prime Obligations Fund.

As described earlier, distributions from the Nonqualified Plan are in accordance with the participant’s distribution election. The Nonqualified Plan is subject to the provisions of Section 409A of the Code.

Termination of Employment and Change-in-Control Arrangements

As described above, our NEOs do not have employment agreements. The NEOs would receive payments from S&T in connection with a termination from employment pursuant to their change-in-control agreements.

The amount of the payment would vary, depending upon whether the termination was due to resignation, retirement, severance, good cause or change in control of S&T. In the event of death, the NEO’s beneficiary, heirs or estate would be entitled to certain payments.

Resignation. There are no employment agreements between S&T and any of the NEOs; therefore, in the event of resignation, the NEO would receive salary payments and participate in S&T’s benefit plans through the date of separation from employment. There would be no additional payments. The NEO would forfeit any unexercised nonstatutory stock options under the under the 2003 Plan if not exercised within one month of separation from service.

Retirement. Upon retirement, the NEOs would receive pension benefits as described above in the Retirement Plan and the Nonqualified Plan. Married participants must receive their benefit in the form of a 50% joint and survivor annuity with 120 monthly payments guaranteed unless their spouse consents to a different form of a payment. Various optional annuity forms of payment are available under the Retirement Plan, including a single lump sum payment. All forms of payment are actuarially equivalent in value.

	The Retirement Plan		The Nonqualified Plan, Lump Sum Benefit as of 1/1/2014 (3)

	Date Payable (1)	Annual Benefit (2)
Todd D. Brice	age 65	$93,700	$312,600
Mark Kochvar	age 65	$66,500	$17,000
David G. Antolik	age 65	$76,000	$39,400
David P. Ruddock	age 65	$85,300	$11,900
Gary M. Small (4)	N/A	N/A	N/A

(1)	Messrs. Brice, Kochvar, Antolik, and Ruddock were not eligible for early retirement as of December 31, 2013, and are presented at what their respective benefit would be upon retirement at age 65 if they had terminated employment on December 31, 2013.
(2)	The NEOs are married participants and must receive their benefit in the form of a 50% joint and survivor annuity with 120 monthly payments guaranteed unless their spouse consents to a different form of a payment. The annual benefits shown in this column are payable for the participant’s life with a minimum of 120 monthly payments guaranteed. After 120 monthly payments have been made, 50% of the amount shown continues for the spouse’s life following the participant’s death. If the NEO became deceased prior to retiring, the NEO’s surviving spouse would receive the amount shown for 10 years commencing as of the date shown, reducing to 50% of the amount shown after 10 years and continuing for the remainder of her lifetime.
(3)	The NEO receives a lump sum payment upon retirement or termination as described above in the Nonqualified Plan. The lump sum payment is determined as the present value of a 10-year certain and life annuity based on an interest rate of 8.0% and a mortality table specified by the terms of the plan, and is deposited into the NEO’s Nonqualified Plan deferred compensation account. Currently, the NEOs have elected to receive a lump sum distribution at age 70, but may change their elections to an earlier date, for the amount of their payments accrued prior to January 1, 2005. The NEOs individually elected a time and form of payment for payments accrued after December 31, 2004, as allowed by the Nonqualified Plan and permitted by Section 409A.
(4)	Mr. Small is not a participant in the Retirement Plan or the Nonqualified Plan, due to his hiring occurring subsequent to December 31, 2007, when eligibility for participation in these benefits was discontinued for subsequent hires.

The NEO continues to hold any unexercised nonstatutory stock options granted under the 2003 Plan until the normal expiration date of the option. Unvested options continue to vest according to the original vesting schedule for the grant.

Severance, constructive termination and change in control. As described in the CD&A, during 2013, S&T had change in control agreements in effect with each of the NEOs. The agreement for Mr. Brice provided that if he was terminated: (i) without cause within six months preceding a change in control; (ii) within three years following the occurrence of certain “changes in control” of S&T or of S&T Bank that were not pre-approved by the S&T Board; or (iii) if he voluntarily terminated his employment with S&T under certain specified circumstances following a change in control (for “good reason”), Mr. Brice would be entitled to receive a lump sum cash payment based on 300 percent of his salary immediately preceding the change in control and to receive certain continuing S&T employee benefits for three years. Each agreement for the other NEOs provide that if the executive was terminated: (i) without cause within six months preceding a change in control; (ii) within two years following the occurrence of certain “changes in control” of S&T or of S&T Bank that were not pre-approved by the S&T Board; or (iii) if the executive voluntarily terminated his employment with S&T under certain specified circumstances following a change in control (for “good reason”), the NEO would be entitled to receive a lump sum cash payment based on 200 percent of his salary immediately preceding the change in control and to receive certain continuing S&T employee benefits for two years. The definition of “change in control,” as used in the change in control agreements, is fully described on page 156 of this proxy statement/prospectus under the section “Change in Control.” In addition, unvested nonstatutory stock options would immediately vest and become exercisable, under the 2003 Plan.

The following table provides the payments that each NEO would have received in connection with severance, constructive termination or upon a change in control of S&T at December 31, 2013:

Name	Multiple of Salary	Lump Sum Payment	Value of Vesting Nonstatutory Stock Options (1)	Value of Welfare Benefits (2)	Total Value of Payments
Todd D. Brice	3X	$1,650,000	$0	$50,265	$1,700,265
Mark Kochvar	2X	590,000	0	21,283	611,283
David G. Antolik	2X	644,000	0	13,140	657,140
Gary Small	2X	570,000	0	33,334	603,334
David Ruddock	2X	558,000	0	31,608	589,608

(1)	The unvested nonstatutory options were not in the money as of December 31, 2013; therefore, the NEO would have realized no value resulting from the vesting.
(2)	The value of welfare benefits is comprised of health benefits at the COBRA premium rate and of life insurance, accidental death and disability insurance and long-term disability insurance at the current premiums paid by S&T. The amount represents the aggregate value of the welfare benefits received for two or three years, as applicable and in accordance with the terms of the executive’s change in control/severance agreement.

Death. Upon the death of an NEO, except for what is described above for termination due to retirement, there are no payments above the life and accidental death and dismemberment insurance proceeds through the S&T Bank Welfare Benefit Plan. The heirs or estate of the NEO will receive any unexercised nonstatutory stock options for the remaining term of the option. Unvested options continue to vest according to the original vesting schedule for the grant.

Director Compensation

The Nominating Committee annually reviews the S&T director compensation. S&T’s director compensation is designed to align the board of directors with its shareholders and to attract, motivate and retain high performing members critical to our company’s success.

The following table provides information concerning compensation paid by S&T to its non-employee directors during 2013.

Director Compensation Table for Fiscal Year 2013

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (2)(3)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Changes in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
John N. Brenzia (4)	3,200	0	0	0	0	0	3,200
John J. Delaney	31,000	27,006	0	0	0	0	58,006
Michael J. Donnelly	27,000	27,006	0	0	0	0	54,006
William J. Gatti	27,700	27,006	0	0	0	0	54,706
Jeffrey D. Grube	35,600	27,006	0	0	0	0	62,606
Frank W. Jones	33,700	27,006	0	0	0	0	60,706
Joseph A. Kirk	40,600	27,006	0	0	0	0	67,606
David L. Krieger	27,300	27,006	0	0	0	0	54,306
James C. Miller	38,800	27,006	0	0	0	0	65,806
Fred J. Morelli, Jr. (1)	31,200	33,762	0	0	0	0	64,962
Frank J. Palermo, Jr (1)	49,600	33,762	0	0	0	0	83,362
Alan Papernick (4)	2,900	0	0	0	0	0	2,900
Charles A. Spadafora	27,600	27,006	0	0	0	0	54,606
Christine J. Toretti	28,400	27,006	0	0	0	0	55,406
Charles G. Urtin	56,000	27,006	0	0	0	0	83,006

(1)	The S&T Board awarded 371 restricted shares of Common Stock to new directors Messrs. Morelli and Palermo on January 29, 2013, with such shares vesting in full on May 20, 2013. The fair market value of the Common Stock granted on January 29, 2013 was $18.21 per share.
(2)	The S&T Board awarded 1,400 restricted shares of Common Stock to each director on the S&T Board on May 20, 2013, with such shares vesting in full on May 19, 2014. The fair market value of the Common Stock granted on May 20, 2013 was $19.29 per share. The values for stock awards in this column represent the grant date fair value of the restricted shares granted in 2013, computed in accordance with FASB ASC Topic 718. Information about the assumptions used to value these awards can be found in Note 21 “Incentive and Restricted Stock Plan and Dividend Reinvestment Plan” beginning on page F-97. This column includes the value of these stock awards, all of which were issued under the 2003 Plan.
(3)	As of December 31, 2013, each director had restricted stock awards of 1,400 shares except for Messrs. Brenzia and Papernick, who retired from the S&T Board effective May 20, 2013. Also, the following directors had outstanding options to purchase the indicated number of shares of Common Stock: John Delaney, 5,000 shares; Michael Donnelly, 5,000 shares; William Gatti, 5,000 shares; Jeffrey Grube, 5,000 shares; Frank Jones, 5,000 shares; Joseph Kirk, 5,000 shares; David Krieger, 22,000 shares; James Miller, 30,000 shares; Charles Spadafora, 5,000 shares; and Christine Toretti, 5,000 shares.
(4)	Messrs. Brenzia and Papernick retired from the S&T Board following the 2013 annual meeting.

Directors Compensation

Employee members of the S&T Board receive no additional compensation for participation on the S&T Board. In 2013, our non-employee directors received compensation for attending board and committee meetings, or training sessions, in the amounts described below.

Directors
Annual Cash Retainer	$18,000
Stock Award (1)	27,006
Board Committee Fee	800
Board Committee Fee (phone)	500
Training/Seminar Fee (Internal per day)	800
Training/Seminar Fee (External per day)	1,000

Committee Chairperson Retainer Fee
Chairman Retainer	$20,000
Vice Chairman Retainer	2,500
Audit	10,000
Audit Committee Financial Expert	10,000
Compensation and Benefits	7,500
Directors Credit Risk	7,500
Nominating and Corporate Governance	7,500
Revenue Oversight Committee	2,500
Wealth Management Oversight	2,500

(1)	The number of shares granted is based on the fair market value of the Common Stock on the date of grant. The S&T Board awarded 1,400 restricted shares of Common Stock on May 20, 2013 with 100% vesting on May 19, 2014. The fair market value of Common Stock on May 20, 2013 was $19.29 per share.

Related Person Transactions

Transactions with Related Parties

S&T Bank has made, and expects to make in the future, extensions of credit in the ordinary course of business to certain directors and officers. These loans are made on substantially the same terms, including interest rates, collateral and repayment terms, as those prevailing at the same time for comparable loans with persons not related to the lender. Such loans do not involve more than normal risk of collectability or present unfavorable features.

On January 31, 1992, S&T Bank entered into a limited partnership arrangement with RCL Partners, Inc. for the construction of 30 apartments in Indiana, Pennsylvania targeted for senior citizens. The total investment by S&T Bank in 1992 was $1,761,766 and entitled S&T Bank to certain tax credits, tax depreciation benefits and a share of cash flows under the Code Section 42 program. Messrs. Delaney (and affiliated parties) and Gatti (and affiliated parties), members of the S&T Board, each hold a one-third interest in RCL Partners, Inc.

During 2013, S&T Bank made payments of $153,154 to Ms. Toretti (and affiliated parties), a member of the S&T Board, for the lease of operations, branch and administrative facilities and parking spaces. On October 1, 1986, S&T Bank entered into an agreement to lease, from Ms. Toretti and Michael Toretti as trustees under an irrevocable trust, a building and land used as S&T Bank’s North Fourth Street branch and operations center. The terms of the agreement provide for payment of $10,000 per month for the first five years and options to renew for four five-year terms with rent for each option term to be the rent from the previous term, plus 5%. On October 1, 2006, S&T Bank exercised its fourth renewal option at $12,155 per month. Additionally, in September 2006, S&T Bank exercised an extension agreement beginning October 1, 2011 at $12,763 per month providing for four five-year terms at the same terms and conditions of the original lease. On December 29, 2010, S&T entered into a sublet agreement for parking spaces with Palladio, LLC, a related entity of Ms. Toretti, to lease 14 parking spaces for $9,818 from January 1, 2011 through September 15, 2011. On June 27, 2011, written consent was given by landlord to tenant to sublet the 14 spaces to S&T, effective September 16, 2012, for $14,280 per year, increasing $420 per year over the remaining five-year term. S&T prepaid $15,120 for parking spaces through September 15, 2014. S&T also paid $4,950 for snow removal for the leased parking spaces. Total payment for 2013 was $20,070.

See also “Compensation Committee Interlocks and Insider Participation” on page 171.

Review, Approval or Ratification of Transactions with Related Persons

S&T has a written policy for the review, approval or ratification of transactions with Related Persons and Related Parties (collectively, the “Related Parties”). On an annual basis, each director and executive officer must submit a Director and Executive Officers’ Questionnaire (the “Questionnaire”) for the purpose of assisting in the administration of this policy. The Questionnaire requests the identification of the Related Parties.

Any person nominated to stand for election as a director must submit a Questionnaire no later than the date of his or her nomination. Any person who is appointed as a director or an executive officer must submit a Questionnaire prior to such person’s appointment as a director or executive officer, except in the case of an executive officer where due to the circumstances it is not practicable to submit the Questionnaire in advance, in which case the Questionnaire must be submitted as soon as reasonably practicable following the appointment.

Directors and executive officers are expected to notify the CRO of any updates to the list of Related Parties. The CRO disseminates a Related Party master list as appropriate within S&T. The recipients of the master list utilize the information contained therein in connection with their respective business units, departments and areas of responsibility to effectuate this policy.

The S&T Board has determined that the Nominating Committee is best suited to review and approve Related Party Transactions.

At each calendar year’s first regularly scheduled Nominating Committee meeting, management recommends Related Party Transactions to be entered into by S&T for that calendar year, including the proposed aggregate value of such transactions if applicable. In addition, the Nominating Committee reviews any previously approved or ratified Related Party Transactions that remain ongoing. Based on all relevant facts and circumstances, taking into consideration S&T’s contractual obligations, the Nominating Committee determines if it is in the best interests of S&T and its shareholders to approve or disapprove such proposed transactions or to continue, modify or terminate ongoing Related Party Transactions.

At each subsequently scheduled meeting, management updates the Committee as to any material change regarding approved Related Party Transactions.

In the event management recommends any further Related Party Transactions subsequent to the first calendar year meeting, such transactions may be presented to the Committee for approval or preliminarily entered into by management subject to consultation with the Committee Chairperson, and ratification by the Committee at the next scheduled meeting; provided that if ratification shall not be forthcoming, management will make all reasonable efforts to cancel or annul such transaction.

The Nominating Committee has reviewed the types of Related Party Transactions described below and determined that each of the following Related Party Transactions will be deemed to be pre-approved by the Committee:

1.	Any compensation paid to executive officers provided S&T’s Compensation Committee approved or recommended that the S&T Board approve such compensation.

2.	Any compensation paid to a director if the compensation is required to be reported in S&T’s proxy statement under Item 402 of the SEC’s compensation disclosure requirements.

3.	Any transaction where the Related Party’s interest arises solely from ownership of Common Stock and all shareholders received the same benefit on a pro rata basis (e.g., dividends).

4.	Any transaction with a Related Party involving the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority.

5.	Any transaction with a Related Party involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee during 2013 were John Delaney, Michael Donnelly, Jeffrey Grube, Fred Morelli and Frank Palermo. During 2013 S&T Bank made the following payments to members of the Compensation Committee:

S&T Bank made payments of $174,825 for the purchase of printing services and promotional items from companies owned or controlled by Director Donnelly.

S&T Bank made aggregate payments of $61,146 for the purchase and maintenance of vehicles and the lease of a parking lot from companies owned or controlled by Director Delaney. The terms of the parking lot lease agreement provided for a monthly payment of $4,000 until April 30, 2010 with additional four successive renewal options of five years each and one successive renewal option of four years. S&T exercised the first option extending the lease from May 1, 2010 to April 30, 2015. The monthly rental shall be increased for each renewal term based on the Consumer Price Index. The monthly payment for the months of January through December of 2013 was $4,975.

In addition, S&T Bank may make extensions of credit to members of the Compensation Committee in the ordinary course of business and on the same terms as available to other non-related parties. See “Transactions with Related Parties.”

No member of the Compensation Committee was at any time during fiscal 2013 an officer or employee of S&T or any of our subsidiaries, and no member has ever served as an executive officer of S&T. None of our executive officers serves or, during fiscal 2013, served as a member of the board of directors or the compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or Compensation Committee.

INFORMATION ABOUT INTEGRITY BANCSHARES, INC.

Within this section of the proxy statement/prospectus, entitled “Information About Integrity Bancshares, Inc.”, references to “Integrity”, “we,”, “us”, or “our” refer to Integrity Bancshares Inc., including, on a consolidated basis with our subsidiary where appropriate.

Business

Integrity is a Pennsylvania corporation headquartered in Camp Hill, Pennsylvania, which provides a full range of commercial and retail banking services through its wholly-owned banking subsidiary, Integrity Bank, a Pennsylvania bank headquartered at 3314 Market Street, Suite 301, Camp Hill, PA 17011 (tel. (717) 920-4900)). As of September 30, 2014, Integrity had total consolidated assets of $860.4 million, deposits of $764.0 million and shareholders’ equity of $68.0 million. Integrity’s common stock is quoted on the OTCQB under the symbol “ITBC.” Integrity’s website is http://www.integritybankonline.com.

Integrity Bank was originally incorporated on November 26, 2002 and commenced operations on June 7, 2003 under the laws of Pennsylvania as a commercial bank. Integrity Bank now engages in a full-service mortgage, commercial and consumer banking business and operates from eight branch offices located in Cumberland, Dauphin, Lancaster and York Counties in Pennsylvania.

Integrity Bank’s primary market area consists of Cumberland, Dauphin, Lancaster and York Counties, Pennsylvania, with a small amount of business being conducted in contiguous counties as well. Competition for deposit and loan products comes from other insured financial institutions such as commercial banks, thrift institutions and credit unions in Integrity Bank’s market area as well as from out-of-market financial institutions that offer deposits and loans over the internet and through other delivery channels. Deposit competition also includes a number of insurance products such as annuities sold by local agents and investment products such as mutual funds and other securities sold by local and regional brokers.

Integrity Bank originates loans to commercial businesses, governmental entities and individuals. As of September 30, 2014, Integrity Bank’s loan portfolio included commercial and multi-family real estate loans, commercial business loans and lines of credit, loans to municipalities, not-for-profit organizations and other governmental entities, residential first mortgage loans, home equity term loans and lines of credit, residential construction loans, automobile loans and personal loans. Substantially all of Integrity Bank’s borrowers are located in Cumberland, Dauphin, Lancaster, York and contiguous counties.

Integrity Bank had 116 full-time employees and 11 part-time employees as of September 30, 2014. Management considers relations with its employees to be good. Integrity Bank is not a party to any collective bargaining agreement.

Properties

The following table summarizes Integrity’s branch and office properties, by county, as of September 30, 2014.

	State	Owned	Leased	Total
Bank Branches County
Cumberland	PA	1	1	2
Dauphin	PA	—	2	2
Lancaster	PA	—	3	3
York	PA	2	1	3

Total		3	7	10

	State	Owned	Leased	Total
Administrative Office Location County
Cumberland	PA	—	1	1

Total		—	1	1

Included in the Administrative Offices table is Integrity’s principal executive offices located at 3314 Market Street, Camp Hill, Cumberland County, Pennsylvania, which includes Integrity’s administrative offices, mortgage group, and lending and retail operations.

Legal Proceedings

Other than ordinary routine litigation incidental to the business, there are no material pending legal proceedings, to which Integrity, or any of its subsidiaries, is a party or of which any of their respective property is subject.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Judgments and Estimates

Integrity’s accounting and reporting policies conform with GAAP and general practices within the financial services industry. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Critical accounting estimates are necessary in the application of certain accounting policies and procedures, and are particularly susceptible to significant change. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and could potentially result in materially different results under different assumptions and conditions. Management of Integrity believes that the most critical accounting policies, which involve the most complex or subjective decisions or assessments, are as follows:

Allowance for Loan and Lease Losses

Accounting policies related to the allowance for loan and lease losses are considered to be critical, as these policies involve considerable subjective judgment and estimation by management. The allowance for loan and lease losses is a reserve established through a provision for loan and lease losses charged to expense, which represents management’s best estimate of probable losses that have been incurred within Integrity’s existing portfolio of loans as of the balance sheet date. The allowance, in the judgment of management, is based on guidance provided by the SEC and FASB in accordance with ASC 310, “Receivables,” and allowance allocation calculated in accordance with ASC 450, “Contingencies.” The level of the allowance reflects management’s continuing evaluation of industry concentrations, specific credit risks, loan loss experience, current loan portfolio quality, present economic, political and regulatory conditions and unidentified losses inherent in the current loan portfolio, as well as trends in the foregoing. Portions of the allowance may be allocated for specific credits; however, the entire allowance is available for any credit that, in management’s judgment, should be charged off. While management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors beyond Integrity’s control, including the performance of Integrity’s loan portfolio, the economy, changes in interest rates and the view of the regulatory authorities toward loan classifications.

Additional information relating to the purpose and the methods for measuring the allowance for loan and lease losses are discussed further under the caption “Summary of Significant Accounting Policies—Allowance for Loan and Lease Losses” in the notes to the Consolidated Financial Statements of Integrity for the nine months ended September 30, 2014 and year ended December 31, 2013, included elsewhere in this proxy statement/prospectus.

Income Taxes

Certain aspects of income tax accounting require management judgment, including determining the expected realization of deferred tax assets, and accounting for uncertain tax positions. Such judgments are subjective and involve estimates and assumptions about matters that are inherently uncertain. Should actual factors and conditions differ materially from those used by management, the actual realization of the net deferred tax assets, and resolution of uncertain tax positions, could differ materially from the amounts recorded in the Consolidated Financial Statements of Integrity.

Deferred tax assets generally represent items that can be used as a tax deduction or credit in future income tax returns, for which a financial statement tax benefit has already been recognized. The realization of the net deferred tax asset generally depends upon future sources of taxable income and the existence of prior years’ taxable income to which “carry back” refund claims could be made. Valuation allowances are established against those deferred tax assets determined not likely to be realized.

For more information about income taxes, see the section entitled “Income Taxes” in the Notes to Consolidated Financial Statements for the nine months ended September 30, 2014 and year ended December 31, 2013, included elsewhere in this proxy statement/prospectus.

Results of Operations

Three and Nine Months Ended September 30, 2014 Compared to Three and Nine Months Ended September 30, 2013

The following discussion is intended to further your understanding of Integrity’s consolidated financial condition and results of operations as of September 30, 2014, and should be read in conjunction with the Consolidated Financial Statements of Integrity and Notes thereto included elsewhere in this proxy statement/prospectus.

Overview

Integrity reported net income available to common shareholders of $3.0 million and $7.5 million for the three and nine months ended September 30, 2014, respectively, as compared to net income available to common shareholders of $1.9 million and $5.3 million for the three and nine months ended September 30, 2013, respectively.

The following is an overview of key factors affecting Integrity’s September 30, 2014 results of operations:

•

Net interest income increased $1.1 million to $7.3 million for the three-month period ended September 30, 2014, and increased $2.8 million to $20.5 million for the nine month period ended September 30, 2014, as compared to the same periods in 2013.

•

The provision for loan and lease losses decreased $272 thousand and $477 thousand to $139 thousand and $949 thousand for the three and nine months ended September 30, 2014, respectively, as compared to the same periods in 2013.

•

Noninterest income increased $386 thousand to $1.3 million for the three months ending September 30, 2014 and decreased $20 thousand to $3.1 million for the nine months ending September 30, 2014, as compared to the same periods in 2013.

•

Occupancy and equipment expenses increased $107 thousand to $718 thousand for the three months ending September 30, 2014 and increased $49 thousand to $2.0 million for the nine months ending September 30, 2014, as compared to the same periods in 2013.

•

Professional fees decreased $126 thousand to $22 thousand for the three months ending September 30, 2014 and decreased $96 thousand to $201 thousand for the nine months ending September 30, 2014, as compared to the same periods in 2013.

•

Expenses relating to foreclosed assets increased $185 thousand and $89 thousand to $505 thousand and $890 thousand for the three and nine months ending September 30, 2014, respectively, as compared to the same periods in 2013.

•

Other expenses increased $56 thousand and $233 thousand to $556 thousand and $1.7 million for the three and nine months ending September 30, 2014, respectively, as compared to the same periods in 2013.

Net Interest Income

Net interest income is the difference between interest income earned on interest-earning assets and interest expense paid on interest bearing liabilities. The following tables provide detail regarding Integrity’s average balances with corresponding interest income and interest expense as well as yield and cost information for the periods presented.

	Three Months ended September 30,
	2014			2013
(Dollars in thousands)	Average Balance	Interest	Rate %	Average Balance	Interest	Rate %
ASSETS
Investment securities :
Investments and due from banks	$42,532	$144	1.35%	$54,633	$53	0.39%
Federal funds sold	—	—	0.00%	82	—	0.25%

Total investments	42,532	144	1.35%	54,715	53	0.39%
Loan portfolio
Commercial real estate	467,376	5,339	4.53%	414,569	5,163	4.94%
Commercial business	218,049	2,281	4.15%	159,656	1,736	4.31%
Consumer	2,096	32	6.06%	1,864	28	5.96%
Residential	38,292	458	4.75%	26,918	341	5.03%
Credit lines	23,091	208	3.57%	20,847	187	3.56%
Loan and late fees	—	124	0.00%	—	62	0.00%

Total loans	748,904	8,442	4.47%	623,854	7,517	4.78%

Total earning assets	791,436	$8,586	4.30%	678,569	$7,570	4.43%
Non earning assets	39,274			34,126

TOTAL ASSETS	$830,710			$712,695

LIABILITIES AND EQUITY
Savings	$25,827	$35	0.54%	$22,892	$40	0.69%
Interest checking and money market	199,326	143	0.28%	181,290	137	0.30%
Cash management CD’s	87,087	98	0.45%	72,722	92	0.50%
Time deposits	224,262	763	1.35%	192,280	822	1.70%
Public funds	169,127	116	0.27%	134,215	91	0.27%
Subordinated debt	13,500	172	5.05%	13,500	194	5.70%
Other borrowed money	136	—	0.28%	109	—	0.28%

Total paying liabilities	719,265	$1,327	0.73%	617,008	$1,376	0.88%
Demand deposits	45,684			41,048
Other liabilities	2,019			2,591
Shareholders’ equity	63,742			52,048

TOTAL LIABILITIES AND EQUITY	$830,710			$712,695

NET INTEREST INCOME/MARGIN		$7,259	3.63%		$6,194	3.63%

	Nine Months ended September 30,
	2014			2013
(Dollars in thousands)	Average Balance	Interest	Rate %	Average Balance	Interest	Rate %
ASSETS
Investment securities
Investments and due from banks	$39,908	$296	0.99%	$49,576	$170	0.46%
Federal funds sold	—	—	0.00%	174	—	0.25%

Total investments	39,908	296	0.99%	49,750	170	0.46%
Loan portfolio
Commercial real estate	458,028	15,775	4.60%	395,863	14,619	4.94%
Commercial business	197,799	6,184	4.18%	148,844	4,899	4.40%
Consumer	2,005	90	6.00%	1,837	81	5.90%
Residential	34,732	1,259	4.85%	25,756	984	5.11%
Credit lines	22,493	600	3.57%	19,607	522	3.56%
Loan and late fees	—	257	0.00%	—	557	0.00%

Total loans	715,057	24,165	4.52%	591,907	21,662	4.89%

Total earning assets	754,965	$24,461	4.33%	641,657	$21,832	4.55%
Non earning assets	37,508			31,750

TOTAL ASSETS	$792,473			$673,407

LIABILITIES AND EQUITY
Savings	$25,586	$118	0.62%	$22,261	$117	0.70%
Interest checking and money market	191,552	420	0.29%	186,602	425	0.30%
Cash management CD’s	77,833	272	0.47%	54,427	221	0.54%
Time deposits	224,878	2,309	1.37%	181,886	2,534	1.86%
Public funds	152,812	313	0.27%	120,776	246	0.27%
Subordinated debt	13,500	555	5.50%	13,500	577	5.71%
Other borrowed money	105	—	0.28%	2,124	22	1.38%

Total paying liabilities	686,266	$3,987	0.78%	581,576	$4,142	0.95%
Demand deposits	43,953			40,252
Other liabilities	1,769			2,421
Shareholders’ equity	60,485			49,158

TOTAL LIABILITIES AND EQUITY	$792,473			$673,407

NET INTEREST INCOME/MARGIN		$20,474	3.62%		$17,690	3.69%

Net interest income for the three month period ended September 30, 2014 was $7.3 million, an increase of 17.2% from $6.2 million for the same period in 2013. Net interest income for the nine month period ended September 30, 2014 was $20.5 million, an increase of 15.7% from $17.7 million for the same period in 2013. The net yield on interest-earning assets was 3.63% for the three month period ended September 30, 2014, unchanged from the same period in 2013. For the nine month period ended September 30, 2014, the net yield on interest earning assets decreased 7 basis points to 3.62% from 3.69% during the same period in 2013.

The yield earned on average interest-earning assets was 4.30% for the three month period ended September 30, 2014, compared to 4.43% for the same period in 2013, a decrease of 13 basis points. For the nine month period ended September 30, 2014, the yield earned on interest earning assets decreased 22 basis points to 4.33% from 4.55% during the same period in 2013.

Average interest-earning assets increased approximately $112.8 million or 16.6% to $791.4 million for the three months ended September 30, 2014 from $678.6 million in the same period last year. The increase in average interest-earning assets for the three month period ended September 30, 2014 was the result of an increase of $125.0 million in average total loans outstanding offset by a $12.2 million decrease in interest bearing deposits balances in other banks, Federal funds sold, and in the investment portfolio.

Average interest-earning assets increased approximately $113.3 million or 17.7% to $755.0 million for the nine months ended September 30, 2014 from $641.7 million in the same period last year. The increase in average interest-earning assets for the nine month period ended September 30, 2014 was the result of an increase of $123.1 million in average total loans outstanding offset by a $9.8 million decrease in interest bearing deposit balances in other banks, Federal Funds sold, and in the investment portfolio.

Average interest-bearing liabilities increased approximately $102.3 million or 16.6% to $719.3 million for the three months ended September 30, 2014, from $617.0 million in the same period in 2013. The increase in average interest-bearing liabilities for the three month period was the result of an increase in interest-bearing deposits.

Average interest-bearing liabilities increased approximately $104.7 million or 18.0% to $686.3 million for the nine months ended September 30, 2014, from $581.6 million in the same period in 2013. The increase in average interest-bearing liabilities for the nine month period was the result of an increase of $106.7 million in interest-bearing deposits offset by a $2.0 million decrease in FHLB advances and other borrowings.

Interest Income

Interest income increased $1.0 million to $8.6 million for the three months ended September 30, 2014 from the same period in 2013 primarily as a result of an increase in average loans outstanding. For the nine month period ended September 30, 2014, interest income increased $2.7 million to $24.5 million primarily as a result of an increase in average loans outstanding. Average loans outstanding for the three and nine months periods ended September 30, 2014 were $748.9 million and $715.0 million as compared to approximately $623.9 million and $591.9 million for the same periods in 2013.

Interest Expense

Interest expense on deposit accounts decreased by approximately $27 thousand or 2.3% for the three month periods ended September 30, 2014. Interest expense on deposit accounts decreased approximately $111 thousand or 3.1% to $3.4 million for the nine months ended September 30, 2014 compared to $3.5 million for the same period in 2013. The decreases for the three and nine month periods were primarily due to a decrease in the average interest rates paid on interest-bearing deposits. The average rate paid for the three month period in 2014 was 0.65%, a 13 basis point decrease from 0.78% in 2013. The average rate paid for the nine month period in 2014 was 0.68%, a 16 basis point decrease from 0.84% in 2013. The impact from rate decreases was partially offset by increases in average interest-bearing deposit balances. These balances increased $102.2 million for the three month period to $705.6 million in 2014 from $603.4 million in 2013. These balances increased $106.7 million for the nine month period to $672.7 million in 2014 from $566.0 million in 2013.

Interest expense on subordinated debentures decreased $22 thousand for the three and for the nine month period ended September 30, 2014 from the same periods in 2013. The decrease in interest expense was due to the reduction of the interest rate on one of the notes from 8% to 5% that was effective in the third quarter 2014.

Asset Quality and Allowance for Loan and Lease Losses

Provision for loan losses

The provision for loan losses was $139 thousand and $949 thousand for the three and nine month periods ended September 30, 2014 compared to $411 thousand and $1.4 million for the same periods in 2013,

respectively. Total net loans charged off in the three months ending September 30, 2014 were $91 thousand compared to $50 thousand for the same period in 2013. Total net loans charged off in the nine months ended September 30, 2014 were $453 thousand compared to $509 thousand for the same period in 2013.

Allowance for loan and lease losses

Management believes that the allowance for loan and lease losses is adequate. The determination for this allowance requires significant judgment, and estimates of probable losses in the loan and lease portfolio can vary significantly from the amounts actually observed. While management uses available information to recognize probable losses, future additions to the allowance may be necessary based on changes in the credits comprising the portfolio and changes in the financial condition of borrowers. In addition, regulatory agencies, as an integral part of their examination process, and independent consultants engaged by Integrity, may periodically review the loan and lease portfolio and the allowance. Their analysis of the information available at the time of each examination may show that adjustments to the provision are necessary. During the first nine months of 2014, there were no major changes in estimation methods that affected the allowance methodology from the prior year.

Integrity makes provisions for loan and lease losses in amounts necessary to maintain the allowance at an appropriate level, as established by use of the allowance methodology and by management review and judgment. The allowance for loans and lease losses increased $496 thousand to $9.5 million at September 30, 2014, as compared to December 31, 2013. The allowance for loan and lease losses as a percentage of non-performing loans decreased to 230.0%, as compared to 676.0% at December 31, 2013 as total non-performing loans increased $2.8 million during the first nine months of 2014. During the three and nine month periods ended September 30, 2014, Integrity recorded a $139 thousand and $949 thousand provision for loan and lease losses as compared to $411 thousand and $1.4 million for the same periods in 2013.

The increase in the September 30, 2014 required allowance for loan losses, as compared to December 31, 2013, can be attributed to the following factors:

•

When loan losses are confirmed, Integrity reduces the allowance for loan and lease losses through the recording of a charge-off. For the nine months ended September 30, 2014, Integrity recorded $635 thousand in gross charge-offs. Several of these charge-offs were related to loans that were impaired at December 31, 2013. These loans had approximately $164 thousand of allocated specific reserves at December 31, 2013. These specific reserves were created through charges to the provision for loan and lease losses during 2013. These charge-offs increased the reserve factors within the allowance calculation however, these increases were more than offset by the reduction in specific reserves.

•

Several commercial real estate loans migrated to an impaired loan classification during the first nine months of 2014. The required reserve for substandard loans is evaluated based on the historical loss experience, adjusted for current conditions, for similar pools of loans. If an individually analyzed loan is determined to be impaired, reserves are specifically allocated in accordance with applicable accounting guidance, and not as part of a pool. In some cases, management’s review of these loans resulted in a nominal specific reserve based on supporting evidence that there was sufficient collateral to support the loan balance. For several of these newly impaired loans evaluated as of September 30, 2014, specific reserves were less than the December 31, 2013 reserves calculated based on the substandard pool classification.

Net charge-offs

Net charge-offs for the three and nine month periods ended September 30, 2014 were $91 thousand and $453 thousand, respectively, compared to $50 thousand and $509 thousand of net charge-offs during the same periods in 2013. The decrease in charge-offs for the nine-month period ended September 30, 2014 reflects the improvement of economic conditions, higher collateral values and positive impact on consumers’ ability to service debt. A significant portion of loans charged-off in the three and nine months ended September 30, 2014 related to loans that had been evaluated and deemed impaired at December 31, 2013.

The following chart presents detailed information regarding net charge-offs.

	For the Three Months Ending September 30, 2014		For the Nine Months Ending September 30, 2014
(Dollars in thousands)	2014	2013	2014	2013
Balance at beginning of period	$9,412	$8,123	$8,964	$7,568
Provision charged to operating expense	139	411	949	1,425
Recoveries of loans previously charged-off	81	3	182	35
Loans charged-off	(172)	(53)	(635)	(544)

Net loan charge-offs	(91)	(50)	(453)	(509)

Balance at end of period	$9,460	$8,484	$9,460	$8,484

Period-end loans outstanding	$765,918	$644,301	$765,918	$644,301
Average loans outstanding	$748,904	$623,854	$715,057	$591,907
Allowance for loan and lease losses as a percentage of period-end loans outstanding	1.24%	1.32%	1.24%	1.32%
Net charge-offs to average loans outstanding	0.05%	0.03%	0.08%	0.11%

Non-performing assets

Non-performing assets include loans past due 90 days or more, loans on non-accrual status and other real estate owned. Non-performing loans are generally collateralized and are in the process of collection. The percentage of non-performing loans to gross loans was 0.54% at September 30, 2014, compared to 0.20% at December 31, 2013. The non-accrual loan balance at September 30, 2014 was $4.1 million, compared to $1.3 million at December 31, 2013.

Non-accrual loan and leases

Loans are generally placed on non-accrual status when the loan becomes 90 days delinquent at which time all accrued but unpaid interest is reversed. Interest income is no longer accrued on such assets and any future payments are applied as a reduction in the principal balance of the loan. All non-accrual loans are considered impaired assets and are evaluated individually for required specific reserves. The approximate gross interest income that would have been recorded for the three and nine months ending September 30, 2014 if the $4.1 million in non-accrual loans had been current in accordance with their original terms was approximately $45 thousand and $90 thousand, respectively. The actual amount of interest income included in net income for the three and nine months ending September 30, 2014 on these loans was $0 and $42 thousand, respectively relating to interest received prior to loans being placed on non-accrual status.

Restructured and other impaired loans

Through negotiations with a borrower, Integrity may restructure a loan prior to the completion of its contractual term. Modification of a loan’s terms constitutes a troubled debt restructuring, or TDR, if Integrity for economic or legal reasons related to the borrower’s financial difficulties grants a concession that Integrity would not otherwise consider. Not all modifications of loan terms automatically result in a TDR. At September 30, 2014, Integrity had $14.4 million in restructured and other impaired loans of which $7.6 million are considered by management to be TDRs. At September 30, 2014, except for one, these TDRs continue to perform under their re-negotiated terms, remain on accrual status and were attributable to six various borrowers.

The remaining $6.8 million is comprised of loans which management has reviewed individually and believes the borrower’s financial performance and/or a shortfall in the value of collateral securing the loan provide enough evidence to deem the loan impaired. These other impaired loans were performing under their original contractual terms as of September 30, 2014.

Other real estate owned

OREO represents property owned by Integrity following default by the borrowers. OREO property acquired through deed-in-lieu or foreclosure is initially transferred at fair value based on an appraised value less estimated cost to dispose. Adjustments are subsequently made to mark the property below this amount if circumstances warrant. Losses arising from foreclosure transactions are charged against the allowance for loan losses. Costs to maintain real estate owned and any subsequent gains or losses are included in Integrity’s consolidated statements of operations. The total OREO balance at September 30, 2014 was $3.1 million, as compared to $2.6 million at December 31, 2013, and was comprised primarily of 1-4 family residential development properties and farmland. For the three and nine month periods ending September 30, 2014 subsequent write downs and losses on OREO properties was $423 thousand and $836 thousand, respectively.

The following chart presents detailed information regarding non-performing loans and OREO.

(Dollars in thousands)	September 30, 2014	September 30, 2013	December 31, 2013
Non-accrual loans (1)	4,112	991	1,326
Other real estate owned	3,138	3,322	2,588

Total non-performing assets	$7,250	$4,313	$3,914

Non-performing loans as a percentage of total loans	0.54%	0.15%	0.20%
Allowance for loan and lease losses as a percentage of non-performing loans	230.06%	856.10%	676.02%
Non-performing assets as a percentage of total loans and other real estate owned	0.94%	0.67%	0.58%
Allowance for loan and lease losses as a percentage of non-performing assets	130.48%	196.71%	229.02%

(1)	Generally, Integrity places a loan or lease in non-accrual status when principal or interest has been in default for a period of 90 days or more unless the loan is both well secured and in the process of collection.

Impaired Loans

Integrity identifies a loan as impaired when it is probable that interest and/or principal will not be collected according to the contractual terms of the loan agreement. ASC 310-10-35, “Receivables,” requires Integrity to individually examine loans where it is probable that it will be unable to collect all contractual interest and principal payments according to the contractual terms of the loan agreement and assess for impairment. The average recorded investment in the September 30, 2014 and December 31, 2013 impaired loans was $20.3 million and $18.0 million, respectively.

The following charts present additional information about impaired loan balances as of September 30, 2014 and December 31, 2013:

(Dollars in thousands)	September 30, 2014 Loan Balance	Impaired Loan Balance	Number of Impaired Loans	Specific Allowance on Impaired Loans
Commercial and other loans	$180,035	$1,316	7	$0
Commercial real estate construction loans	101,127	4,574	14	0
Commercial real estate other loans	310,790	9,999	35	126
Consumer loans	35,948	99	1	0
Residential real estate loans	138,018	2,489	13	140

Totals	$765,918	$18,477	70	$266

(Dollars in thousands)	December 31, 2013 Loan Balance	Impaired Loan Balance	Number of Impaired Loans	Specific Allowance on Impaired Loans
Commercial and other loans	$142,240	$2,359	12	$0
Commercial real estate construction loans	89,485	4,710	14	0
Commercial real estate other loans	276,577	7,873	31	31
Consumer loans	21,196	103	1	0
Residential real estate loans	144,586	2,888	17	226

Totals	$674,084	$17,933	75	$257

Noninterest Income

Total noninterest income increased $386 thousand to $1.3 million for the three months ended September 30, 2014, compared to $897 thousand for the same period in 2013. Total noninterest income decreased $20 thousand to $3.1 million for the nine months ended September 30, 2014.

The primary change in noninterest income was higher income relating to mortgage banking activities. Revenue from mortgage banking activities increased $201 thousand to $692 thousand for the three months ended September 30, 2014 compared to $491 thousand for the same period in 2013 due to higher margins on loans sold in the secondary market. Also contributing to the change in noninterest income was lower recorded losses on OREO properties. Losses on OREO properties sold decreased $144 thousand to $15 thousand for the three months ended September 30, 2014 compared to $159 thousand for the same period in 2013. Losses on OREO properties sold decreased $178 thousand to $177 thousand for the nine months ended September 30, 2014 compared to $355 thousand for the same period in 2013. The reduction in losses was attributable to property values that had been previously written down in 2013. The following table shows the composition of noninterest income for the three and nine month periods ending September 30, 2014 and September 30, 2013.

	For the Three Months Ending September 30,		For the Nine Months Ending September 30,
(Dollars in thousands)	2014	2013	2014	2013
Service charges on deposits	$284	$297	$822	$879
Gain (loss) on sale of foreclosed assets	(15)	(159)	(177)	(355)
Earnings on bank owned life insurance	113	92	322	244
Mortgage banking activities	692	491	1,498	1,622
Income from non-bank subsidiary	0	0	0	150
ATM network income	153	141	447	417
Other	56	35	148	123

Total noninterest income	$1,283	$897	$3,060	$3,080

Noninterest Expense

Total noninterest expense increased $143 thousand to $3.7 million for the three-month period ended September 30, 2014, compared to $3.6 million during the same period in 2013. Total noninterest expense increased $42 thousand to $10.9 million for the nine months ended September 30, 2014.

The primary driver of the increase in noninterest expense was higher occupancy and equipment expenses. Occupancy and equipment expenses increased $107 thousand for the three month period ended September 30, 2014, compared to the same period in 2013 primarily as a result of the opening of a new branch in the second quarter 2014. Occupancy and equipment expenses increased $49 thousand to $2.0 million for the nine month period ended September 30, 2014 compared to the same period in 2013. The following table shows the composition of noninterest expenses for the three and nine month periods ending September 30, 2014 and September 30, 2013.

	For the Three Months Ending September 30,		For the Nine Months Ending September 30,
(Dollars in thousands)	2014	2013	2014	2013
Salaries and employee benefits	$1,453	$1,515	$4,543	$4,793
Occupancy and equipment	718	611	2,018	1,969
Advertising and marketing	85	120	309	333
Professional fees	22	148	201	297
Regulatory banking fees	115	87	360	347
Data processing	132	150	450	429
Other real estate owned expenses	505	320	890	801
Bank shares tax	131	123	354	347
Other	556	500	1,736	1,503

Total Noninterest Expenses	$3,717	$3,574	$10,861	$10,819

Income Taxes

Income tax expense increased $444 thousand for the three month period ended September 30, 2014 to $1.5 million compared to the same period in 2013. Income tax expense increased $1.0 million to $3.8 million for the nine month period ended September 30, 2014 compared to the same period in 2013. These increases are the result of increased taxable income. The effective income tax rate of 33% for the three months ended September 30, 2014 decreased compared to 35% for the same period last year. The effective income tax rate of 32% for the nine months ended September 30, 2014 decreased compared to 33% for the same period last year, reflecting a lower proportion of income being generated from fully taxable sources.

Liquidity Management and Interest Rate Sensitivity

Liquidity Management

The objective of liquidity management is to ensure the availability of sufficient cash flows to meet all financial commitments. Liquidity management addresses Integrity’s ability to meet deposit withdrawals either on demand or at contractual maturity, to repay borrowings as they mature and to make new loans and investments as opportunities arise. Liquidity is managed on a daily basis enabling management to monitor changes in liquidity and to react accordingly to fluctuations in market conditions. The primary sources of liquidity for Integrity are funding available from the growth of the existing deposit base, new deposits and cash flow from the investment and loan portfolios. Integrity considers funds from such sources to comprise its “core” funding sources because of the historical stability of such sources of funds. Additional liquidity comes from Integrity’s credit facilities and brokered deposits. Details of core deposits, noninterest bearing demand deposit accounts, and other deposit sources are highlighted in the following table.

	For the Nine Months Ending September 30, 2014		For the Year Ending December 31, 2013
(Dollars in thousands)	Average Balance	Effective Cost	Average Balance	Effective Cost
Demand, interest bearing	$349,995	0.32%	$293,397	0.32%
Savings and money market	95,436	0.39%	95,879	0.42%
Time, $100,000 and over	105,626	1.40%	87,420	1.61%
Time, other	121,604	1.33%	101,948	1.87%

Total interest bearing deposits	672,661	0.68%	578,644	0.81%
Demand, noninterest bearing	43,953		40,447

Total average deposits	$716,614		$619,091

Integrity maintains several credit facilities with the FHLB as well as the Federal Reserve and other banking institutions. During the third quarter of 2014, average FHLB advances were $136 thousand and consisted of overnight advances. The average interest rate on these advances was 0.28%. Integrity currently has a maximum borrowing capacity with FHLB of $331.6 million. FHLB advances are collateralized by a pledge on Integrity’s loan portfolio excluding construction loans. In addition, Integrity has backup lines of credit available from other financial institutions, as well as the Federal Reserve, totaling approximately $64 million. Federal Reserve borrowings are collateralized by a pledge on certain construction loans.

Interest Rate Sensitivity

The goal of interest rate sensitivity management is to avoid fluctuating net interest margins, and to enhance consistent growth of net interest income through periods of changing interest rates. Such sensitivity is measured as the difference in the volume of assets and liabilities in the existing portfolio that are subject to repricing in a future time period. Integrity’s net interest rate sensitivity gap within one year is positive $335.0 million, or 38.9%, of total assets at September 30, 2014. Integrity’s gap position is one tool used to evaluate interest rate risk and the stability of net interest margins. Another tool that management uses to evaluate interest rate risk is a simulation model that assesses the impact of changes in interest rates on net interest income under various interest rate forecasts and scenarios. Management has set acceptable limits of risk within its Asset Liability Committee, or ALCO, policy and monitors the results of the simulations against these limits quarterly. As of the most recent quarter-end, results are within policy limits and indicate an acceptable level of interest rate risk. Management monitors interest rate risk as a regular part of corporate operations with the intention of maintaining a stable net interest margin. The following table presents Integrity’s interest rate sensitivity analysis as of September 30, 2014.

	Within One Year	Two through Four Years	Over Four Years	Non-rate Sensitive	Total
ASSETS
Federal Funds Sold/Interest Bearing Due From Balances	$42,790	$0	$0	$5,315	$48,105
Investment Securities	1,773	3,916	6,509	40	12,238
Net Loans Receivable	638,784	48,838	74,184	(5,348)	756,458
Premises and Equipment Net				11,022	11,022
Other Assets				32,611	32,611

TOTAL ASSETS	$683,347	$52,754	$80,693	$43,640	$860,434

LIABILITIES AND CAPITAL
Noninterest Bearing Deposits	$0	$0	$0	$44,655	$44,655
Interest Bearing Deposits	335,842	376,501	7,009		719,352
Short Term Borrowed Funds	12,500				12,500
Subordinated Debentures			13,500		13,500
Other Liabilities				2,466	2,466
Capital				67,961	67,961

TOTAL LIABILITIES AND CAPITAL	$348,342	$376,501	$20,509	$115,082	$860,434

Net Interest Rate Sensitivity Gap	$335,005	($323,747)	$60,184	($71,442)

Cumulative Interest Rate Sensitivity Gap	$335,005	$11,258	$71,442	—

Cumulative Interest Rate Sensitivity Gap Divided by Total Assets	38.9%	1.3%	8.3%

Capital Adequacy

Integrity is subject to Risk-Based Capital Guidelines adopted by the Federal Reserve for bank holding companies. Integrity Bank is also subject to similar capital requirements adopted by the FDIC. Under these requirements, the regulatory agencies have set minimum capital ratio thresholds. To be considered “well capitalized” banks must generally maintain a Tier I leverage ratio of at least 5%, a Tier 1 risk-based capital ratio of at least 6% and a total risked-based capital ratio of at least 10%.

As set forth in the table below, as of September 30, 2014, Integrity met the thresholds for all capital ratios. Integrity’s Holding Company and Bank-level risk-based capital ratios, shown below, have been computed in accordance with regulatory accounting policies.

	Current Requirements to be “Well Capitalized”		Current Requirements to be “Adequately Capitalized”		September 30, 2014	December 31, 2013
Integrity Bancshares, Inc.
Leverage Ratio	≥	5.0%	≥	4.00%	7.21%	6.56%
Tier I Capital Ratio	≥	6.0%	≥	4.00%	7.93%	7.19%
Total Risk Based Capital Ratio	≥	10.0%	≥	8.00%	10.15%	9.96%
Integrity Bank
Leverage Ratio	≥	5.0%	≥	4.00%	9.20%	8.80%
Tier I Capital Ratio	≥	6.0%	≥	4.00%	10.10%	9.63%
Total Risk Based Capital Ratio	≥	10.0%	≥	8.00%	11.88%	11.64%

Results of Operations

Fiscal Year Ended December 31, 2013

The following discussion is intended to further your understanding of Integrity’s consolidated financial condition and results of operations as of and for the fiscal year ended December 31, 2013, and should be read in conjunction with the Consolidated Financial Statements of Integrity and Notes thereto included elsewhere in this proxy statement/prospectus.

Overview

Integrity strives to remain a leader in meeting the financial service needs of the local community and to provide quality service to the individuals and businesses in its market areas. Historically, Integrity has been a community-oriented provider of traditional banking products and services to business organizations and individuals, including products such as residential and commercial real estate loans, consumer loans and a variety of deposit products. Integrity meets the needs of its local community through a community-based and service-oriented approach to banking.

As discussed further below, in October 2014, Integrity entered into the merger agreement with S&T , pursuant to which Integrity will merge into S&T, with S&T as the surviving company.

Integrity reported net income available to common shareholders of $7.3 million for the year ended December 31, 2013, as compared to $4.6 million for the year ended December 31, 2012. Diluted income per common share in 2013 was $2.61 compared to $1.73 for the same period in 2012. A 5% common stock dividend was paid in 2013 and 2012. Cash dividends of $560 thousand were declared and paid in 2013 and 2012 on the Series A 7% five-year term Cumulative Preferred Stock which matured and was repaid to shareholders in October 2014.

The following is an overview of key factors affecting Integrity’s continuing operations for 2013:

•	Net interest income increased $2.0 million in 2013 to $23.3 million compared to $21.3 million in 2012.

•

The provision for loan losses increased $1.3 million over the prior year to $2.0 million. The allowance for loan losses to total loans was 1.33% at December 31, 2013, compared to 1.39% at December 31, 2012. Total non-performing assets were $3.9 million at December 31, 2013, or 0.58% of total loans and real estate owned, compared to $9.9 million, or 1.81% of total loans and real estate owned, at December 31, 2012. Net charge-offs for 2013 were $620 thousand, or 0.10% of average loans outstanding, compared to $446 thousand, or 0.08% of average loans outstanding, for 2012.

•	Noninterest expenses decreased $3.4 million in 2013 to $14.0 million compared to $17.4 million in 2012 primarily as the result of decreased expenses related to foreclosed assets.

Recent Developments—Pending Merger with S&T

On October 29, 2014, Integrity entered into a merger agreement with S&T pursuant to which Integrity will merge with and into S&T, with S&T as the surviving company. At the effective time of the merger, the board of directors of S&T will be increased by two (2) directors and James T. Gibson, current Chairman, President and Chief Executive Officer of Integrity, and one additional member of Integrity’s board of directors to be designated prior to the closing of the merger, will be appointed to serve on S&T’s board of directors.

Under the terms of the Merger Agreement, Integrity shareholders will receive $52.50 cash or 2.067 shares of S&T common stock or a combination of cash and stock for each share of Integrity common stock they own, subject to certain adjustment and proration provisions included in the merger agreement.

Consummation of the merger is subject to certain terms and conditions, including, but not limited to, receipt of various regulatory approvals and approval by Integrity’s shareholders.

General

Net income is affected by five major elements: (1) net interest income, or the difference between interest income earned on loans and investments and interest expense paid on deposits and borrowed funds; (2) the provision for loan losses, or the amount added to the allowance for loan and lease losses to provide reserves for possible losses on loans; (3) noninterest income, which is made up primarily deposit account fees, mortgage banking activities, other fees, and gains and losses from sales of securities or other transactions; (4) noninterest expense, which consists primarily of salaries, employee benefits and other expenses; and (5) income taxes. Each of these major elements is reviewed in more detail in the following discussion.

Net Interest Income

Net interest income is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. Net interest income increased $2.0 million or 9.34% from $21.3 million in 2012 to $23.3 million in 2013.

The following table provides detail regarding Integrity’s average balances with corresponding interest income and interest expense as well as yield and cost information for 2013 and 2012.

	Years ended December 31,
	2013			2012
(Dollars in thousands)	Average Balance	Interest	Rate %	Average Balance	Interest	Rate %
ASSETS
Investment Securities
Investments and due from banks	$45,645	$229	0.50%	$74,503	$299	0.40%
Federal funds sold	130	—	0.00%	27	—	0.00%

Total investments	45,775	229	0.50%	74,530	299	0.40%
Loan portfolio
Commercial real estate	406,916	19,818	4.87%	362,085	19,218	5.31%
Commercial business	154,167	6,739	4.37%	128,937	5,946	4.61%
Consumer	1,832	109	5.95%	1,892	109	5.76%
Residential	26,486	1,346	5.08%	24,320	1,345	5.53%
Credit lines	20,155	717	3.56%	17,109	600	3.51%
Loan and late fees	—	(163)	0.00%	—	135	0.00%

Total loans (1)	609,556	28,566	4.69%	534,343	27,353	5.12%

Total earning assets	655,331	28,795	4.39%	608,873	27,652	4.54%
Non earning assets	31,896			25,836

TOTAL ASSETS	$687,227			$634,709

LIABILITIES AND EQUITY
Savings	$22,824	160	0.70%	$19,155	158	0.82%
Checking w/interest/mm	185,599	563	0.30%	188,855	827	0.44%
Cash management accounts	59,211	310	0.52%	32,622	216	0.66%
Time deposits	187,070	3,302	1.77%	179,426	3,737	2.08%
Public funds	123,940	336	0.27%	33,838	414	0.37%
Subordinated debt	13,500	775	5.74%	13,500	726	5.38%
Other borrowed money	1,782	20	1.12%	10,000	238	2.38%

Total paying liabilities	593,926	5,466	0.92%	477,396	6,316	1.13%
Demand deposits	40,447			113,917
Other liabilities	2,279			1,535
Shareholders’ equity	50,575			41,861

TOTAL LIABILITIES AND EQUITY	$687,227			634,709

NET INTEREST INCOME/MARGIN		$23,329	3.56%		$21,336	3.50%

(1)	Non-accruing loans are included in the average balance.

The following table describes the extent to which changes in interest rates and changes in the volume of interest earning assets and interest-bearing liabilities have impacted interest income and interest expense during the periods indicated. Information is provided in each category with respect to changes attributable to changes in volume (changes in volume multiplied by current rate), changes attributable to changes in rates (changes in rates multiplied by prior volume) and the total net change. The change attributable to the combined impact of volume and rate has been allocated proportionately to the change due to volume and the change due to rate.

(Dollars in thousands)	2013 Interest	2012 Interest	Change from 2012 to 2013	Change due to Volume	Change due to Rate
ASSETS
Investment Securities
Invest. AFS / HTM / CDs / DUE FROM	$229	$299	($70)	($145)	$75
Federal funds sold	—	—	—	—	—

Total investments	229	299	(70)	(145)	75
Loan portfolio
Commercial real estate	19,818	19,218	600	2,183	(1,583)
Commercial business	6,739	5,946	793	1,103	(310)
Consumer	109	109	—	(4)	4
Residential	1,346	1,345	1	110	(109)
Credit lines	717	600	117	108	9
Loan and late fees	(163)	135	(298)	(298)	—

Total loans	28,566	27,353	1,213	3,202	(1,989)

Total earning assets	28,795	27,652	1,143	3,059	(1,916)
Liabilities and equity
Savings	160	158	2	26	(24)
Checking w/interest/mm	563	827	(264)	(10)	(254)
Cash management accounts	310	216	94	139	(45)
Time deposits	3,302	3,737	(435)	135	(570)
Public funds	336	414	(78)	244	(322)
Subordinated debt	775	726	49	—	49
Other borrowed money	20	238	(218)	(92)	(126)

TOTAL PAYING LIABILITIES	5,466	6,316	(850)	442	(1,292)

NET INTEREST INCOME/MARGIN	$23,329	$21,336	$1,993	$2,615	($622)

The increase in net interest income for 2013 was primarily due to a decrease in the average rate paid on interest-bearing liabilities that was larger than the impact from the decrease in the average yield earned on interest-earning assets. The average rate paid on interest-bearing liabilities decreased 21 basis points while the average yield earned on interest-earning assets decreased 15 basis points from 2012.

Average interest-earning assets in 2013 were $655.3 million, an increase of $46.4 million or 7.6% from $608.9 million in 2012. The increase in average interest-earning assets for 2013 was primarily due to a $75.2 million increase in loans offset by a $28.8 million decrease in federal funds sold, deposits in banks and investments.

Average interest-bearing liabilities in 2013 were $593.9 million, an increase of $116.5 million or 24.4% from $477.4 million in 2012. The increase in 2013 was primarily due to a $124.7 million increase in interest bearing deposits offset by an $8.2 million decrease in borrowed funds. A portion of the increase in interest-bearing deposits was due to a reclassification of approximately $80.1 million of deposits from noninterest-bearing to interest-bearing at the beginning of 2013 at the conclusion of the unlimited FDIC insurance on noninterest bearing demand deposit accounts.

Interest Income

Total interest income increased $1.1 million or 4.1% over 2012. Interest income on federal funds sold, interest bearing deposits in banks and overnight investments decreased $70 thousand or 23.4% in 2013 to $229 thousand. The decrease was due to a combination of decreased volume offset by a slightly higher rate. In 2013, the average balances of these assets decreased $28.7 million, or 38.7% from 2012. The decreases in these balances occurred as available liquidity was utilized to fund increases in other interest-earning assets. The yield earned on federal funds sold, interest bearing deposits in banks and investments in 2013 was 0.50%, compared to 0.40% in 2012.

During 2013, interest income on loans and leases increased by $1.2 million or 4.4% from 2012. This increase was primarily driven by a $75.2 million or 14.1% increase in average loan and lease balances from $534.3 million in 2012 to $609.5 million in 2013. The impact from the increase in average loan balances was partially offset by a decrease in the yield earned on average loans outstanding, which decreased by 43 basis points from 5.12% in 2012 to 4.69% in 2013.

Interest Expense

Interest expense on deposit accounts decreased $681 thousand or 12.7% from $5.4 million in 2012 to $4.7 million in 2013. This net decrease was caused by a decrease in rate offset by an increase due to deposit volume. The decrease in the average interest rate paid on deposits was the primary driver of the lower interest expense on deposit accounts. The average rate paid on interest-bearing deposits decreased 37 basis points from 1.18% in 2012 to 0.81% in 2013. Partially offsetting the impact from the lower rate paid on these deposit balances was an increase in the average interest-bearing deposit balances. Average interest-bearing deposit balances increased $124.7 million or 27.5% from $453.9 million in 2012 to $578.6 million in 2013. A portion of the increase was due to a reclassification of approximately $80.1 million of deposits from noninterest-bearing to interest-bearing at the beginning of 2013 at the conclusion of the unlimited FDIC insurance on noninterest bearing demand deposit accounts. The remaining increase was due to stronger consumer demand for traditional interest-bearing deposit products.

Interest expense on subordinated debt increased $49 thousand or 6.7% in 2013, as compared to the same period in 2012. This increase was due to an increase in the average rate of a subordinated debenture that was modified from floating rate to fixed rate in 2012. The total average rate paid on subordinated debentures for 2013 increased 36 basis points from 5.38% in 2012 to 5.74% in 2013.

Interest expense on FHLB and other borrowings decreased $218 thousand or 91.6% from $238 thousand in 2012 to $20 thousand in 2013. This decrease was due to a $8.2 million or 82.0% decrease in the average FHLB and other borrowings from $10.0 million in 2012 to $1.8 million in 2013 and stemmed from the maturity and subsequent repayment of a $10.0 million advance from the FHLB.

Provision for Loan Losses

The provision for loan losses was $2.0 million for the year ended December 31, 2013, an increase of $1.2 million compared to $755 thousand for the year ended December 31, 2012. See the “Asset Quality and Allowance for Loan and Lease Losses” section in Integrity’s Management’s Discussion and Analysis for the year ended December 31, 2013 for further details regarding this year over year increase. Total net loans charged off in 2013 and 2012 were $620 thousand and $446 thousand, respectively.

Noninterest Income

Total noninterest income increased $119 thousand to $4.4 million in 2013, as compared to $4.3 million in 2012. The various components of noninterest income are discussed below.

Loan fees increased by $400 thousand to $770 thousand in 2013 compared to $370 thousand in 2012 primarily as the result of prepayment fees collected on loans paid off prior to the stated maturity. Mortgage banking income increased $749 thousand to $2.0 million in 2013 compared to $1.2 million in 2012 due to a lower rate environment in 2013 which inspired many consumers to refinance their home mortgages. Income from the non-bank subsidiary declined $879 thousand to $149 thousand in 2013 compared to $1.0 million in 2012 as the result of the sale of the non-bank subsidiary in early 2013. The following table shows the composition of noninterest income for the years ended December 31, 2013 and 2012.

	For the Years Ended December 31,
(Dollars in thousands)	2013	2012
Service charges on deposits	$1,127	$1,160
Loan fees	770	370
Gain (loss) on sale of foreclosed assets	(673)	(472)
Earnings on bank owned life insurance	337	273
Mortgage banking activities	1,950	1,201
Income from non-bank subsidiary	149	1,028
ATM network income	562	505
Other	184	222

Total noninterest income	$4,406	$4,287

Noninterest Expense

Total noninterest expense decreased $3.4 million from $17.4 million in 2012 to $14.0 million in 2013 primarily due to a decrease in OREO expenses. OREO expenses declined from $3.9 million in 2012 to $1 million in 2013 as the result of the disposal of foreclosed assets in 2013. The following table shows the composition of noninterest expenses for the years ended December 31, 2013 and 2012.

	For the Years Ended December 31,
(Dollars in thousands)	2013	2012
Salaries and employee benefits	$6,219	$6,295
Occupancy and equipment	2,582	2,828
Advertising and marketing	429	285
Professional fees	419	355
Regulatory banking fees	468	712
Data processing	557	523
Other real estate owned expenses	951	3,894
Bank shares tax	360	458
Other	2,036	2,019

Total Noninterest Expenses	$14,021	$17,369

Income Taxes

Income tax expense was $3.8 million in 2013 compared to $2.4 million in 2012, representing an effective tax rate of 32.4%, and 31.4%, respectively. The higher effective tax rate in 2013, as compared with 2012, was primarily due to decreases in permanent differences as a relative percentage of pretax income and a higher percentage of net income from fully taxable sources.

Liquidity Management and Interest Rate Sensitivity

Liquidity Management

The objective of liquidity management is to ensure the availability of sufficient cash flows to meet all financial commitments. Liquidity management addresses Integrity’s ability to meet deposit withdrawals either on demand or at contractual maturity, to repay borrowings as they mature and to make new loans and investments as opportunities arise. Liquidity is managed on a daily basis enabling management to monitor changes in liquidity and to react accordingly to fluctuations in market conditions. The primary sources of liquidity for Integrity are funding available from the growth of the existing deposit base, new deposits and cash flow from the investment and loan portfolios. Integrity considers funds from such sources to comprise its “core” funding sources because of the historical stability of such sources of funds. Additional liquidity comes from Integrity’s credit facilities and brokered deposits. Details of core deposits, noninterest bearing demand deposit accounts, and other deposit sources are highlighted in the following table.

	For the Year Ending December 31, 2013		For the Year Ending December 31, 2012
(Dollars in thousands)	Average Balance	Effective Yield	Average Balance	Effective Yield
Demand, interest bearing	$293,397	0.32%	$167,057	0.48%
Savings and money market	95,879	0.42%	105,252	0.76%
Time, $100,000 and over	87,420	1.61%	104,023	2.02%
Time, other	101,948	1.87%	77,563	2.13%

Total interest bearing deposits	578,644	0.81%	453,895	1.18%
Demand, noninterest bearing	40,447		113,917

Total average deposits	$619,091		$567,812

Integrity maintains several credit facilities with the FHLB as well as the Federal Reserve and other banking institutions. During 2013, average FHLB advances were $1.6 million, all with a remaining maturity of less than one year. The average interest rate on these advances was 1.35%. FHLB advances are collateralized by a pledge on Integrity’s loan portfolio excluding construction loans. In addition, Integrity has backup lines of credit available from other financial institutions, as well as the Federal Reserve. Federal Reserve borrowings are collateralized by a pledge on certain construction loans.

Capital Adequacy

Integrity is subject to Risk-Based Capital Guidelines adopted by the Federal Reserve for bank holding companies. Integrity Bank is also subject to similar capital requirements adopted by the FDIC. Under these requirements, the regulatory agencies have set minimum capital ratio thresholds. To be considered “well capitalized” banks must generally maintain a Tier I leverage ratio of at least 5%, a Tier 1 risk-based capital ratio of at least 6% and a total risked-based capital ratio of at least 10%.

Risk-based capital ratios, shown below for Integrity and Integrity Bank, have been computed in accordance with regulatory accounting policies. More information relating to Integrity and Integrity Bank capital ratios can be found under the caption “Regulatory Matters” in the Notes to Consolidated Financial Statements of Integrity for the year ended December 31, 2013, included elsewhere in this proxy statement/prospectus.

	Current Requirements to be “Well Capitalized”		Current Requirements to be “Adequately Capitalized”		December 31, 2013	December 31, 2012
Integrity Bancshares, Inc.
Leverage Ratio	≥	5.0%	≥	4.00%	6.56%	5.91%
Tier I Capital Ratio	≥	6.0%	≥	4.00%	7.19%	7.24%
Total Risk Based Capital Ratio	≥	10.0%	≥	8.00%	9.96%	10.99%
Integrity Bank
Leverage Ratio	≥	5.0%	≥	4.00%	8.80%	8.08%
Tier I Capital Ratio	≥	6.0%	≥	4.00%	9.63%	9.92%
Total Risk Based Capital Ratio	≥	10.0%	≥	8.00%	11.64%	12.11%

Financial Condition at December 31, 2013

At December 31, 2013, total assets were $761.9 million, an increase of $87.8 million or 13.0% from $674.1 million at December 31, 2012. Net loans increased $129.5 million or 24.2% to $665.1 million. Integrity Bank owned life insurance policies increased $3.9 million as the result of new policies purchased. Premises and equipment decreased by $32 thousand due primarily to depreciation. Accrued interest receivable and other assets increased by $1.8 million. These increases were offset by a decrease in cash and equivalents of $41.7 million as the result of a decrease in interest bearing bank balances and Federal funds sold. Interest bearing time deposits and securities also decreased by $4.7 million as a result of scheduled repayments and maturities during 2013, and foreclosed assets decreased by $2.9 million from dispositions and subsequent write-downs of assets owned.

Investments

Investment securities at December 31, 2013 were $14.3 million, a decrease of 18.3% from the $17.5 million held at December 31, 2012. The decrease reflects normal payment amortizations and maturities. No securities were purchased or sold in 2013. Additional information relating to investments is discussed further in Note 3 in the Notes to Consolidated Financial Statements of Integrity for the year ended December 31, 2013, included elsewhere in this proxy statement/prospectus.

Loans

Gross loans and leases totaled $674.1 million at December 31, 2013, an increase of 24.1% or $130.9 million from December 31, 2012. Commercial loans decreased $5.8 million and commercial real estate loans increased $97.8 million. In other loan categories, residential loans increased $34.6 million and consumer loans increased $4.3 million.

The following table shows the composition of Integrity’s loans, net of deferred costs, as of December 31, 2013 and 2012. Consumer loans consist of consumer installment loans, home equity loans, and lines of credit. There were no concentrations of loans exceeding 10% of total gross loans and leases which is not otherwise disclosed as a category of loans in the table below.

(Dollars in thousands)	2013	%	2012	%
Commercial	$142,240	21.4%	$148,007	27.6%
Commercial Real Estate-Construction	89,485	13.4%	81,743	15.3%
Commercial Real Estate-Other	276,577	41.6%	186,582	34.8%
Consumer	21,196	3.2%	16,875	3.2%
Residential	144,586	21.7%	109,973	20.5%

Gross loans	674,084	101.3%	543,180	101.4%
Allowance for loan losses	($8,964)	(1.3%)	($7,568)	(1.4%)

Net Loans	$665,120	100.0%	$535,612	100.0%

The following table shows maturities and rate sensitivity of loans due to changes in interest rates at December 31, 2013. The determinations of maturities included in the loan maturity table are based upon contract terms. Demand loans and overdrafts are reported maturing “Within 1 Year.”

(Dollars in thousands)	Maturing within 1 year	Maturing after 1 year and within 5 years	Maturing after 5 years	Total
Commercial	$55,064	$36,329	$50,847	$142,240
Commercial Real Estate-Construction	46,945	35,156	7,384	89,485
Commercial Real Estate-Other	11,340	23,064	242,173	276,577
Consumer	6,923	1,879	12,394	21,196
Residential	9,275	20,541	114,770	144,586

Gross Loans	$129,547	$116,969	$427,568	$674,084

Loans maturing by contractual maturity with:
Fixed interest rates
Commercial	$3,282	$10,636	$17,319	$31,237
Commercial Real Estate-Construction	3,133	530	199	3,862
Commercial Real Estate-Other	5,555	17,555	28,039	51,149
Consumer	370	1,090	465	1,925
Residential	2,029	14,643	27,772	44,444
Floating interest rates
Commercial	51,782	25,693	33,528	111,003
Commercial Real Estate-Construction	43,812	34,626	7,185	85,623
Commercial Real Estate-Other	5,785	5,509	214,134	225,428
Consumer	6,553	789	11,929	19,271
Residential	7,246	5,898	86,998	100,142

Gross Loans	$129,547	$116,969	$427,568	$674,084

Asset Quality and Allowance for Loan and Lease Losses

During 2013, Integrity’s asset quality remained significantly better than peer. Recent economic activity has increased in our market resulting in opportunities to grow Integrity’s loan portfolio without increasing the risk profile of the bank.

Allowance for loan and lease losses

The allowance for loan and lease losses is an amount that management believes will be adequate to absorb probable loan losses on existing loans that may become uncollectible and is established based on management’s evaluation of the collectability of loans. The level of the allowance reflects management’s continuing evaluation of industry concentrations, specific credit risks, loan loss experience, current loan portfolio quality, present economic, political and regulatory conditions and unidentified losses inherent in the current loan portfolio, as well as trends in the foregoing and current economic conditions that may affect Integrity’s borrowers’ ability to pay.

While management believes that it uses the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while management believes that it has established the allowance for loan losses in conformity with generally accepted accounting principles, there can be no assurance that regulators, in reviewing Integrity’s portfolio, will not require adjustment to the allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed herein. Any material increase in the allowance for loan losses may adversely affect Integrity’s financial condition and results of operations.

Additional information relating to the purpose and the methods for measuring the allowance for loan and lease losses are discussed further under the caption “Summary of Significant Accounting Policies—Allowance for Loan and Lease Losses” in the Notes to Consolidated Financial Statements of Integrity for the year ended December 31, 2013, included elsewhere in this proxy statement/prospectus.

Provision for loan and lease losses

The provision for loan and lease losses is a charge against earnings that is necessary to maintain the allowance for loan and lease losses at a level consistent with management’s evaluation of the loan portfolio’s inherent risk. During 2013, Integrity recorded a $2.0 million provision for loan and lease losses, compared to $755 thousand in 2012. The allowance for loan and lease losses as a percentage of gross loans and leases at December 31, 2013 was 1.33% compared to 1.39% at December 31, 2012.

The following table presents information regarding Integrity’s total allowance for loan and lease losses, as well as the allocation of such amounts to the various categories of loans at December 31, 2013, and 2012.

(Dollars in thousands)	2013	%	2012	%
Commercial	$2,369	26.4%	$1,982	26.2%
Commercial Real Estate-Construction	1,733	19.3%	1,447	19.1%
Commercial Real Estate-Other	3,623	40.4%	3,305	43.6%
Consumer	194	2.2%	194	2.6%
Residential	1,045	11.7%	640	8.5%

Total Allowance for Loan Losses	$8,964	100.0%	$7,568	100.0%

Net charge-offs

Net charge-offs in 2013 were $620 thousand, compared to $446 thousand of net charge-offs in 2012. The increased charge-offs were realized primarily in commercial loans and residential real estate loans. This increase in charge-offs and classifications reflect the deterioration of economic conditions and resulting failure of some businesses, devaluation of assets and negative impact on some consumer’s ability to service debt.

A detailed analysis of Integrity’s allowance for loan and lease losses for the years ended December 31, 2013, and 2012 is shown below.

(Dollars in thousands)	2013	2012
Balance at beginning of year	$7,568	$7,259

Provision charged to operating expense	2016	755
Recoveries of loans previously charged off:
Commercial	0	22
Commercial Real Estate-Construction	16	0
Commercial Real Estate-Other	20	112
Consumer	0	5
Residential	3	1

Total recoveries	39	140

Loans charged off:
Commercial	(334)	(172)
Commercial Real Estate-Construction	(87)	0
Commercial Real Estate-Other	0	(306)
Consumer	0	0
Residential	(238)	(108)

Total charged off loans	(659)	(586)

Net charge offs	(620)	(446)

Balance at end of year	$8,964	$7,568

Year-end loans outstanding	$674,084	$543,180
Average loans outstanding	$609,556	$534,343
Allowance for loan losses as a percentage of year end loans outstanding	1.33%	1.39%
Ratio of net charge offs to average loans outstanding	0.10%	0.08%

Non-performing assets

Non-performing assets include those loans on non-accrual status and other real estate owned. Non-performing loans are generally collateralized and are in the process of collection. The percentage of non-performing loans and leases to gross loans and leases was 0.20% at December 31, 2013, compared to 0.81% at December 31, 2012. The non-performing assets balance at December 31, 2013 was $3.9 million, compared to $9.9 million at December 31, 2012.

Non-accrual loan and leases

All problem loans are reviewed regularly for impairment. When management believes that the collection of all or a portion of principal and interest is no longer probable, the accrual of interest is suspended, and payments for interest are applied to principal until Integrity determines that all remaining principal and interest can be recovered. This may occur at any time regardless of delinquency, however, loans 90 days past due or more are reviewed individually to determine whether interest accrual should continue. Loans for which the accrual of interest has been suspended are categorized as “Nonaccrual Loans.” The non-accrual loan and lease balance at December 31, 2013 was $1.3 million, compared to $4.4 million at December 31, 2012. All non-accrual loans are considered impaired assets and are evaluated individually for required specific reserves.

Restructured and other impaired loans

Through negotiations with a borrower, Integrity may restructure a loan prior to the completion of its contractual term. Modification of a loan’s terms constitutes a troubled debt restructuring, or TDR, if Integrity for economic or legal reasons related to the borrower’s financial difficulties grant a concession that it would not otherwise consider. Not all modifications of loan terms automatically result in a TDR. At December 31, 2013, Integrity had $16.6 million in restructured and other impaired loans of which $6.1 million are considered by management to be TDRs. At December 31, 2013, these loans continue to perform under their re-negotiated terms and remain on accrual status. At December 31, 2013, $3.4 million in TDRs were attributable to various commercial real estate borrowers and $2.1 million in a loan to one commercial borrower. The remaining $11.1 million is comprised of other impaired loans consisting loans to various borrowers. Management has reviewed each loan individually and believes the borrower’s financial performance and/or a shortfall in the value of collateral securing the loan provide enough evidence to deem the loan impaired. These other impaired loans were performing under their original contractual terms as of December 31, 2013.

Foreclosed assets and Other real estate owned

Foreclosed assets and other real estate owned, or OREO, represents property owned by us following default by the borrowers. OREO property acquired through foreclosure is initially transferred at fair value based on an appraised value less estimated cost to dispose. Adjustments are subsequently made to mark the property below this amount if circumstances warrant. Losses arising from foreclosure transactions are charged against the allowance for loan losses. Costs to maintain real estate owned and any subsequent gains or losses are included in Integrity’s consolidated statements of operations. The total foreclosed asset and OREO balance at December 31, 2013 was $2.6 million, as compared to $5.5 million at December 31, 2012, and was comprised primarily of 1-4 family residential development properties and farmland. OREO balances have decreased during 2013 from 2012 due to sales of properties and subsequent write downs of properties owned. The following chart represents detailed information regarding non-performing assets:

(Dollars in thousands)	December 31, 2013	December 31, 2012
Non-accrual loans (1)	$1,326	$4,419
Other real estate owned	2,588	5,527

Total non-performing assets	$3,914	$9,946

Non-performing loans as a percentage of total loans	0.20%	0.81%
Allowance for loan and lease losses as a percentage of non-performing loans	676.02%	171.26
Non-performing assets as a percentage of total loans and other real estate owned	0.58%	1.81%
Allowance for loan and lease losses as a percentage of non-performing assets	229.02%	76.09%

(1)	Generally, Integrity places a loan or lease in non-accrual status when principal or interest has been in default for a period of 90 days or more unless the loan is both well secured and in the process of collection.

Impaired Loans

Integrity identifies a loan as impaired when it is probable that interest and/or principal will not be collected according to the contractual terms of the loan agreement. ASC 310-10-35, “Receivables,” requires us to individually examine loans where it is probable that Integrity will be unable to collect all contractual interest and principal payments according to the contractual terms of the loan agreement and assess for impairment. The average recorded investment in the December 31, 2013 and 2012 impaired loans was $18.0 million and $17.6 million, respectively. Interest income recognized during the time within the period that the loans were impaired was $879 thousand and $845 thousand at December 31, 2013 and 2012, respectively.

The following tables present additional information about impaired loan balances as of December 31, 2013 and 2012 by category.

(Dollars in thousands)	December 31, 2013 Loan Balance	Impaired Loan Balance	Number of Impaired Loans	Specific Allowance on Impaired Loans
Commercial and other loans	$142,240	$2,359	12	$0
Commercial real estate construction loans	89,485	4,710	14	0
Commercial real estate other loans	276,577	7,873	31	31
Consumer loans	21,196	103	1	0
Residential real estate loans	144,586	2,888	17	226

Totals	$674,084	$17,933	75	$257

(Dollars in thousands)	December 31, 2012 Loan Balance	Impaired Loan Balance	Number of Impaired Loans	Specific Allowance on Impaired Loans
Commercial and other loans	$148,007	$1,489	9	$101
Commercial real estate construction loans	81,743	5,446	17	0
Commercial real estate other loans	186,582	9,204	28	142
Consumer loans	16,875	254	3	0
Residential real estate loans	109,973	2,175	12	102

Totals	$543,180	$18,568	69	$345

Bank Owned Life Insurance

Bank owned life insurance, or BOLI, on the balance sheet at December 31, 2013 increased to $13.5 million, an increase of $3.9 million compared to $9.6 million at December 31, 2012 primarily due to the purchase of an additional policy.

Other Assets

Other assets on the balance sheet at December 31, 2013 increased to $9.3 million, an increase of $1.5 million compared to $7.8 million at December 31, 2012 primarily due to an increase in the restricted investment in bank stocks. Other amounts included in this category are deferred tax assets, other assets and prepaid expenses. Federal law requires a member institution of the Federal Home Loan Bank, or FHLB, system to hold stock of its district bank according to a predetermined formula. Integrity owned $5.0 million of FHLB stock at December 31, 2013 compared to $3.2 million at December 31, 2012.

Deposits

Deposits at December 31, 2013 totaled $691.0 million, an increase of $89.0 million or 14.8% from December 31, 2012. Average interest bearing demand deposits increased $125.9 million which included a one-time reclassification of approximately $80.1 million of public fund deposits from noninterest bearing to interest bearing deposits during 2013 when the FDIC discontinued its unlimited guarantee of noninterest bearing deposit accounts. Average savings and money market accounts declined by $9.4 million as deposits were invested into other higher interest rate products. Average time deposits increased $7.8 million and noninterest bearing demand deposits decreased $73.1 as a result of the reclassification described above.

The following table is a distribution of average balances and average rates paid on the deposit categories for the last two years:

	For the Years Ending
	December 31, 2013		December 31, 2012
(Dollars in thousands)	Average Balance	Effective Rate	Average Balance	Effective Rate
Demand, interest bearing	$293,397	0.32%	$167,057	0.48%
Savings and money market	95,879	0.42%	105,252	0.76%
Time, $100,000 and over	87,420	1.61%	104,023	2.02%
Time, other	101,948	1.87%	77,563	2.13%

Total interest bearing deposits	578,644	0.81%	453,895	1.18%
Demand, noninterest bearing	40,447		113,917

Total average deposits	$619,091		$567,812

The following table shows the contractual maturity of time deposits at December 31, 2013 by category and year.

	Maturities of Certificates of Deposit at December 31, 2013
(Dollars in thousands)	Time, $100,000 and over	Time, other	Total Time Deposits
2014	$67,864	$83,752	$151,616
2015	19,361	26,062	45,423
2016	11,225	14,868	26,093
2017	5,160	6,064	11,224
2018	1,272	2,143	3,415

Totals	$104,882	$132,889	$237,771

Federal Home Loan Bank Advances

FHLB advances declined by $10 million to zero at December 31, 2013 due to the scheduled maturity of the advance and the subsequent repayment in February 2013.

Executive Compensation

As described in this proxy statement/prospectus, following consummation of the merger, James T. Gibson, current Chairman, President and Chief Executive Officer of Integrity and Integrity Bank, will be appointed to the board of directors of S&T and S&T Bank. Additionally, pursuant to their new employment agreements described above, William K. Poole and Thomas John Sposito, II, current Executive Vice Presidents of Integrity Bank, will be appointed Executive Vice President and Senior Executive Vice President, respectively, of S&T Bank. The following discussion provides biographical and compensation related information regarding Messrs. Gibson, Poole and Sposito.

Biographical Information

James T. Gibson, 59, has served as Chairman, President and Chief Executive Officer of Integrity and Integrity Bank since its inception in June 2003. Mr. Gibson has over 37 years of banking experience, having previously served as Chief Executive Officer of Commerce Bank/Harrisburg (now Metro Bank) from 1988 to 2002; Regional Vice President of Pennsylvania National Bank; Asset Liability Manager of Commonwealth National Bank; and Vice President of Citizens Deposit Bank and Trust.

William K. Poole, 53, has served as an Executive Vice President of Integrity Bank since May 2013, having primary responsibility for business development in the Lancaster County market area. Prior to joining Integrity, Mr. Poole was a founder and served as President and Chief Executive Officer of HomeTowne Heritage Bank, which was sold to National Penn Bank in 2003. Mr. Poole continued to serve as President and Chief Executive Officer of the Hometowne Heritage Bank Division of National Penn Bank until 2013. Prior to that, Mr. Poole served in senior management positions with Bank of Lancaster County.

Thomas J. Sposito, II, 51, has served as Executive Vice President of Integrity Bank since joining the Bank in September 2012. He currently serves as Chief Operating Officer, having previously served as Chief Revenue Officer. Mr. Sposito has over 29 years of banking experience, having previously served as Executive Vice President, Central Pennsylvania Market Manager for PNC Bank, N.A., from 2007 to 2012. Prior to that, Mr. Sposito served as Chief Banking Officer for Sterling Financial Corporation and President and Chief Executive Officer of Pennsylvania State Bank, and in the finance and accounting functions at Meridian Bank and subsequently CoreStates/First Union.

Summary Compensation Table
The following table sets forth information regarding compensation earned by Messrs. Gibson, Poole and Sposito, each of whom will continue as a director, in the case of Mr. Gibson, or executive officer, in the case of Messrs. Poole and Sposito, of S&T following the merger, for service to Integrity and Integrity Bank during each of the last two completed fiscal years, as applicable:

	Year		Salary ($) (1)	Bonus ($) (1)	Stock Awards ($) (2)	All Other Compensation ($) (3)	Total ($)
James T. Gibson	2013		$344,752	$175,321	$26,520	$22,070	$568,663
Chairman, President & CEO	2012		$329,401	$125,318	$18,060	$20,507	$493,286

William K. Poole	2013	(4)	$75,265	$20,114	$8,840	$12,148	$116,367
EVP

Thomas J. Sposito, II	2013		$250,103	$125,214	$17,680	$12,054	$405,051
EVP & COO	2012	(5)	$70,215	$51,180	$15,050	$2,085	$138,530

(1)	The figures shown for salary and bonus represent amounts earned for the fiscal year, whether or not actually paid during such year.
(2)	Reflects the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 with respect to stock option awards granted to the reporting person. For more information concerning the assumptions used for these calculations, please refer to the notes to Integrity’s financial statements found elsewhere in this proxy statement/prospectus.
(3)	Amounts in this column include perquisites such as the use of a company car and country club memberships. Messrs. Gibson, Poole and Sposito participate in certain group life, health, disability insurance and medical reimbursement plans, not disclosed in the Summary Compensation Table, that are generally available to full-time employees of Integrity and do not discriminate in scope, terms and operation.
(4)	Mr. Poole joined Integrity in May 2013.
(5)	Mr. Sposito jointed Integrity in September 2012.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information for Messrs. Gibson, Poole and Sposito regarding stock options outstanding at December 31, 2013.

	Option Awards (1)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
James T. Gibson	8,041	—	$9.70	7/7/2014
	41,317	—	$8.95	10/1/2014
	8,041	—	$9.70	10/1/2014
	18,761	—	$10.63	5/4/2015
	9,380	—	$12.50	12/7/2015
	10,720	—	$14.92	1/3/2017
	10,721	—	$16.42	1/2/2018
	10,210	—	$19.59	1/2/2019
	7,293	—	$20.57	1/20/2020
	6,946	—	$21.60	1/19/2021
Thomas J. Sposito, II	2,625	2,625	$23.81	1/18/2022
William K. Poole	—	—	—	—

(1)	Shares vest based on one of the following two vesting schedules: (1) one-fourth of each grant vests immediately and the remainder vest over a three-year period, or (2) one-fourth of each grant vests immediately for each year employed by Integrity; provided, however, that all shares vest upon a change of control of Integrity and will be cashed out at a price equal to the product of (i) the number of shares covered by the option and (ii) the difference between $52.50 and the exercise price of the option if not exercised prior to the effective date.

Security Ownership of Certain Beneficial Holders of Integrity

The table below sets forth information, as of the record date, concerning (a) each person that is known to us to be the beneficial owner of more than 5% of Integrity’s common stock, (b) each of Integrity’s directors and executive officers and (c) all of Integrity’s directors and executive officers as a group. Unless otherwise indicated, all persons listed below have sole voting and investment power with respect to their shares, except to the extent spouses share authority under applicable law. Beneficial ownership is determined in accordance with the rules of the SEC. At the close of business on the record date, Integrity had 2,924,576 shares of common stock issued and outstanding. In computing the number and percentage of shares beneficially owned by a person, shares that may be acquired by such person within 60 days of the record date are counted as outstanding, while these shares are not counted as outstanding for computing the percentage ownership of any other person.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned (1)
5% or greater shareholders
James T. Gibson (2)
Chairman, President and Chief Executive Officer	354,039	11.89%
Jean Ann Capello (3)
Director	165,529	5.56%
Michael C. Manning (4)
Vice Chairman of the Board	156,282	5.25%
Current Officers and Directors (exclusive of Messrs. Gibson and Manning and Ms. Capello, whose beneficial ownership is referenced under the heading 5% or greater shareholders)
Ronald J. Drnevich (5)
Director	78,175	2.63%
Jerry D. Hostetter (6)
Director	9,317	*
James David Novinger (7)
Director	80,988	2.72%
Anthony J. Schiano (8)
Director	93,228	3.13%
Larry L. Sollenberger, MD (9)
Director	90,936	3.05%
Steven J. Weingarten (10)
Director	37,720	1.27%
E. Dennis Ginder (11)
Senior Vice President and Chief Credit Officer	994	*
Laurel L. Leitzel (12)
Treasurer, Secretary, Executive Vice President and Chief Financial Officer	69,307	2.33%
Joseph C. Lieb(13)
Senior Vice President and Chief Technology Officer	1,601	*
William K. Poole (14)
Executive Vice President	7,825	*
Jordan D. Space (15)
Senior Vice President and Chief Lending Officer	5,527	*
Thomas J. Sposito, II (16)
Executive Vice President and Chief Operating Officer	10,107	*
All officers and directors as a group (15 persons)	1,161,575	39.02%

*	Less than 1 percent

(1)	The address of each 5% shareholder, director and executive officer is c/o Integrity Bancshares, Inc., 3314 Market Street, Suite 301, Camp Hill, PA 17011.
(2)	Includes 288,453 individually owned, 9,435 shares owned individually by spouse, and 56,151 shares held in trust.
(3)	Includes 164,217 individually owned and 1,312 options.
(4)	Includes 36,207 individually owned, 103,356 owned jointly with spouse, 463 shares each held as custodian for two minor daughters, 13,431 shares held in trust and 2,362 options.
(5)	Includes 76,863 individually owned and 1,312 options.
(6)	Includes 8,005 individually owned and 1,312 options.
(7)	Includes 79,676 individually owned and 1,312 options.
(8)	Includes 91,216 individually owned, 700 held jointly with spouse, and 1,312 options.
(9)	Includes 34,188 individually owned, 55,436 shares held in trust, and 1,312 options.
(10)	Includes 37,720 owned jointly with spouse.
(11)	Includes 207 individually owned and 787 options.
(12)	Includes 61,963 individually owned and 7,344 options.
(13)	Includes 1,601 options.
(14)	Includes 6,300 shares held in trust, 1,000 shares owned jointly with spouse, and 525 options.
(15)	Includes 673 shares individually owned, 516 shares held jointly with spouse, and 4,338 options. Includes 5,252 shares individually owned and 4,855 options.

COMPARISON OF SHAREHOLDERS’ RIGHTS

The rights of Integrity shareholders are governed by Pennsylvania law, including the Pennsylvania Business Corporation Law, which we refer to as the PBCL, and Integrity’s articles of incorporation and by-laws. The rights of S&T shareholders are governed by Pennsylvania law, including the PBCL, and S&T’s articles of incorporation and by-laws.

Upon consummation of the merger, Integrity shareholders who elect to receive S&T common stock as part of their merger consideration will become S&T shareholders. Consequently, after the merger, the rights of such shareholders will be governed by the articles of incorporation and by-laws of S&T and Pennsylvania law.

A comparison of the rights of Integrity and S&T shareholders follows. This summary is not intended to be a complete statement of all of such differences or a complete description of the specific provisions referred to therein, and is qualified in its entirety by reference to Pennsylvania law and the respective articles of incorporation and by-laws of Integrity and S&T.

Authorized Capital

Integrity. Integrity is authorized to issue 10,000,000 shares of common stock, par value $1.00 per share, and 10,000,000 shares of preferred stock, par value $1.00 per share.

S&T. S&T is authorized to issue 50,000,000 shares of common stock, par value $2.50 per share, and 10,000,000 shares of preferred stock, without par value.

Annual Meetings of Shareholders

Integrity. Integrity’s by-laws provide that an annual meeting will be held on such date and time as may be fixed by the board of directors.

S&T. S&T’s by-laws provide that an annual meeting will be held at such date or hour as the board of directors may from time to time determine.

Special Meetings of Shareholders

Integrity. Special meetings of the Integrity shareholders can be called by Integrity’s president, board of directors or by the shareholders entitled to cast at least twenty percent of the vote that all shareholders are entitled to cast at the particular meeting.

S&T. Special meetings of the S&T shareholders can be called by S&T’s board of directors, its chief executive officer, or by the shareholders entitled to cast at least one-fifth of the vote which all shareholders are entitled to cast at the particular meeting.

Cumulative Voting

Integrity. Integrity’s articles of incorporation prohibit cumulative voting with respect to the election of directors.

S&T. S&T’s articles of incorporation prohibit cumulative voting in the election of directors.

Shareholder Nomination of Directors

Integrity. There are no provisions in Integrity’s by-laws that address the nomination of directors.

S&T. Nominations for the election of directors may be made only by (i) the board of directors of S&T of individuals recommended for election to the board of directors by the Nominating and Corporate Governance Committee or (ii) by one or more shareholders of S&T who (A) is a shareholder of record at the time of giving of notice provided for in S&T’s by-laws and will be such at the time of the annual or special meeting, (B) is entitled to vote at the annual or special meeting and (C) complies with the notice and other procedures set forth in S&T’s by-laws as to such nomination. To be timely, a shareholder’s notice must generally be submitted to the secretary of the corporation not earlier than the close of business on the 120th day, and not later than the close of business on the 90th day prior to (i) the first anniversary of the preceding year’s annual meeting or (ii) the special meeting, as applicable.

Number of Directors

Integrity. The number of Integrity directors will be between not less than five and not more than twenty five as Integrity’s board of directors may determine from time to time. Integrity’s board of directors currently has nine directors.

S&T. The number of S&T directors will be not less than nine nor more than 17, as a majority of S&T’s full board of directors may determine. S&T’s board currently consists of 13 directors.

Director Qualifications

Integrity. An Integrity director need not be an Integrity shareholder. There are no other provisions in Integrity’s by-laws that address director qualifications.

S&T. Each newly elected or appointed S&T director must be under 72 years of age as of the date of his or her election. Any S&T director who attains the age of 72 years will cease to be a director (without any action on his/her part) as of the next annual meeting. Nominees for the S&T board of directors must agree that, among other things, such person is not and will not become party to any agreement, arrangement or understanding on how such person will act or vote on any issue or question if elected as a director of the corporation.

Election of Directors

Integrity. The Integrity board of directors are elected annually to a one-year term, or until their successors are duly elected and qualified.

S&T. The S&T board of directors are elected annually to a one-year term.

Vacancies

Integrity. Integrity’s by-laws provide that vacancies in the board of directors, including vacancies resulting from an increase in the number of directors, may be filled by the board of directors or, if the directors in office constitute fewer than a quorum of the board of directors, they may fill the vacancy by the affirmative vote of a majority of all the directors in office. Each person so selected will serve until the next meeting of Integrity shareholders at which directors are elected.

S&T. S&T’s by-laws provide that if a vacancy occurs on the board of directors, including a vacancy resulting from an increase in the number of directors, the board may fill the vacancy, or, if the directors in office constitute fewer than a quorum of the board of directors, they may fill the vacancy by the affirmative vote of a majority of all the directors in office. The shareholders may fill a vacancy only if there are no directors in office. A director elected to fill a vacancy shall serve only until the election of directors by the shareholders.

Special Meetings of the Board

Integrity. Special meetings of Integrity’s board of directors may be held whenever called by the president, and shall be called at the request of any three directors. Notice of every special meeting of the board of directors must be given to each director at least one day before the date of such meeting.

S&T. Special meetings of S&T’s board of directors may be called by the chief executive officer or at the request of three or more members of the board. Written or printed notice of the time and place of the special meeting must be given by the secretary to each member of the board of directors at least 24 hours before the time of such meeting, and does not need to specify the business to be transacted at the meeting.

Pennsylvania Anti-Takeover Provisions

Under Pennsylvania business corporation law, certain anti-takeover provisions apply to Pennsylvania “registered corporations” (e.g., publicly traded companies) including those relating to (i) control share acquisitions, (ii) disgorgement of profits by certain controlling persons, (iii) business combination transactions with interested shareholders and (iv) the rights of shareholders to demand fair value for their stock following a control transaction. Pennsylvania law allows registered corporations to opt-out of any of these anti-takeover provisions. S&T is a registered corporation under the PBLC and has opted out of the anti-takeover provisions listed in (i) and (ii) above. Integrity is not a registered corporation and is therefore not subject to these anti-takeover provisions. A general summary of the applicable anti-takeover provisions is set forth below.

Control Share Acquisitions. Pennsylvania law limits control share acquisitions relating to the act of acquiring for the first time voting power over voting shares (other than shares owned since January 1, 1988 and any additional shares distributed with respect to such shares) equal to at least 20%, 33 1/3% and 50% of the voting power of the corporation. Once a control share acquisition has occurred, then all shares in excess of the triggering threshold, plus shares purchased at any time with the intention of acquiring such voting power and shares purchased within 180 days of the date the triggering threshold was exceeded, are considered control shares. Control shares cannot vote either until their voting rights have been restored by two separate votes of the shareholders, described below, at a meeting or until they have been transferred to a person who does not thereby also become the holder of control shares.

The holder of control shares may wait until the next annual or special meeting after the acquisition took place to submit the request for the restoration of voting rights to the shareholders, or the acquiring person may accelerate the process by agreeing to underwrite the cost of a special meeting of shareholders for that purpose. In either case, the acquiring person is required to furnish for distribution to the shareholders an information statement containing a detailed disclosure concerning the acquiring person, its intentions with respect to ownership of securities of the corporation and other matters. As an alternative, a person proposing to make a control share acquisition may request prospective approval by the shareholders of the exercise of the voting rights of the shares proposed to be acquired. Two shareholders’ votes are required to approve the restoration of voting rights: (i) the approval of an absolute majority of all voting power must be obtained, and all voting shares are entitled to participate in this vote; and (ii) the approval of an absolute majority of all disinterested shareholders must be obtained.

For a period of 24 months after the later of (i) a control share acquisition by an acquiring person who does not properly request consideration of voting rights, or (ii) the denial of such a request or lapse of voting rights, the corporation may redeem all the control shares at the average public market sales price of the shares on the date notice of the call for redemption is given by the corporation.

Disgorgement of Profits by Certain Controlling Persons. Pennsylvania law regarding disgorgement of profits by certain controlling persons applies in the event that (i) any person or group publicly discloses that the person or group may acquire control of the corporation, or (ii) a person or group acquires (or publicly discloses an intent to acquire) 20% or more of the voting power of the corporation and, in either case, sells shares within

18 months thereafter. Any profits from sales of equity securities of the corporation received by the person or group during such 18-month period will belong to the corporation if the securities that were sold were acquired during the 18-month period or within 24 months prior thereto.

Business Combination Transactions with Interested Shareholders. Pennsylvania law prohibits certain business combinations with certain ‘interested shareholders,’ persons who acquire the direct or indirect beneficial ownership of shares entitled to cast at least 20% of the votes entitled to be cast for the election of directors. A corporation subject to this provision may not effect mergers or certain other business combinations with the interested shareholder for a period of five years, unless:

•

the business combination or the acquisition of stock by means of which the interested shareholder became an interested shareholder is approved by the corporation’s board of directors prior to such stock acquisition;

•	the business combination is approved by the affirmative vote of the holders of all the outstanding common shares of the corporation; or

•

the business combination is approved by the affirmative vote of the holders of a majority of all shares entitled to vote, excluding votes of shares held by the interested shareholders, and at the time of such vote, the interested shareholder is the beneficial owner of at least 80% of the voting shares of the corporation. This exception applies only if the value of the consideration to be paid by the interested shareholder in connection with the business combination satisfies certain fair price requirements.

After the five-year restricted period, an interested shareholder of the corporation may engage in a business combination with the corporation if (i) the business combination is approved by the affirmative vote of a majority of the shares other than those beneficially owned by the interested shareholder and its affiliates, or (ii) the merger is approved at a shareholders meeting and certain fair price requirements are met.

Rights of Shareholders to Demand Fair Value for Stock Following a Control Transaction. Pennsylvania law regarding the ability of shareholders to dispose of their stock following a control transaction provides, generally, that a person or group that acquires more than 20% of the voting power to elect directors of the corporation is a controlling person and must give prompt notice to each shareholder of record. The other shareholders are then entitled to demand that the controlling person pay them the fair value of their shares under specified procedures. Fair value may not be less than the highest price paid per share by the controlling person at any time during the 90-day period ending on and including the date on which the controlling person became such, plus any increment representing any value, such as a control premium, that is not reflected in such price.

Voting Rights

Amendment of Articles of Incorporation.

Pennsylvania law provides that shareholders of a registered corporation, such as S&T, are not entitled by statute to propose amendments to the articles of incorporation. By contrast, under Pennsylvania law, an amendment to the articles of incorporation for an “unregistered corporation”, such as Integrity, can only be proposed (1) by adoption by the board of directors of a resolution setting forth the proposed amendment; or (2) unless otherwise provided in the articles, by petition of shareholders entitled to cast at least 10% of the votes that all shareholders are entitled to cast on the proposed amendment. The shareholder petition must set forth the proposed amendment, be directed to the board of directors and filed with the secretary of the corporation.

Except where the approval of the shareholders is unnecessary, the board of directors will then direct that the proposed amendment be submitted to a vote of the shareholders entitled to vote on the proposed amendment. An amendment proposed pursuant to paragraph (2) above is required to be submitted to a vote either at the next annual meeting held not earlier than 120 days after the amendment is proposed or at a special meeting of the shareholders called for that purpose by the shareholders.

Under Pennsylvania law, an amendment to the articles of incorporation requires the approval of the board of directors and, except in limited cases where a greater vote may be required, the affirmative vote of a majority of the votes cast by all shareholders entitled to vote on the matter and the affirmative vote of a majority of the votes cast by all shareholders within each class or series of shares if such class or series is entitled to vote on the matter as a class.

Integrity. Integrity has not opted-out of the statutory process by which shareholders of an unregistered corporation may propose amendments to its articles of incorporation, and Integrity’s articles of incorporation may be amended as provided under Pennsylvania law, with the following exception: an amendment to Article 8 or Article 9 requires the affirmative vote of (i) the holders of at least 80% of the outstanding voting shares of Integrity, or (ii) the holders of at least 66 2/3% of the outstanding voting shares of Integrity, provided that such proposed amendment has received the prior approval of at least 75% of all the members of the board of directors of Integrity.

S&T. S&T’s shareholders are not entitled by statute to propose amendments to the articles of incorporation. S&T’s articles of incorporation may be amended as provided under Pennsylvania law, with the following exception: any amendment to Article 9 (Classification of Directors) or Article 12 (Shareholder Action) requires the affirmative vote of holders of at least 66 2/3% of the votes that all shareholders are entitled to cast thereon at a regular or special meeting of shareholders.

Amendment of By-laws.

Integrity. Integrity’s by-laws may be amended or repealed, or new by-laws may be adopted only by a vote of a majority of the board of directors of Integrity in office at any regular or special meeting of directors called for that purpose, except that the board of directors shall not make or alter any bylaws fixing their qualifications, classifications or term of service. Such action by the board of directors of Integrity is subject to the general right of the Integrity shareholders to change such action by the affirmative vote of at least 66 2/3% of the outstanding voting shares of Integrity.

S&T. S&T’s by-laws may be amended by a majority vote of the board of directors at any regular or special meeting of the board duly convened.

Required Vote for Certain Business Combinations.

Integrity. Any merger or consolidation of Integrity requires the affirmative vote of (i) the holders of at least 80% of the outstanding voting shares of Integrity, or (ii) the holders of at least 66 2/3% of the outstanding voting shares of Integrity, provided that such proposed transaction has received the prior approval of at least 75% of all the members of the board of directors of Integrity.

S&T. Any plan or proposal for the merger, consolidation, liquidation or dissolution of S&T, or any action that would result in the sale or other disposition of all or substantially all of the assets of S&T, will require the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of common stock.

MARKET PRICE AND DIVIDEND INFORMATION

S&T common stock is listed on the NASDAQ Global Select Market under the symbol “STBA.” Integrity’s common stock is quoted on the OTCQB market under the symbol “ITBC.” Trading in Integrity common stock is limited in volume and does not occur daily. As a result of the limited established public trading market for Integrity common stock, the over-the-counter market quotations below may reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not reflect actual transactions or private transactions not effected through the OTCQB. The following table sets forth the high and low sales prices of shares of S&T and Integrity’s common stock and the quarterly cash dividends declared per share for the periods indicated. Integrity did not pay cash dividends for the periods presented, but did pay a 5% common stock dividend annually for the periods presented.

	S&T Common Stock			Integrity Common Stock
	High	Low	Dividend	High	Low	Dividend
2012
First Quarter	$23.34	$19.65	$0.15	$25.00	$25.00	$0.00
Second Quarter	21.98	16.41	0.15	25.00	25.00	0.00
Third Quarter	19.40	15.68	0.15	25.00	25.00	0.00
Fourth Quarter	18.50	16.32	0.15	25.00	25.00	0.00

2013
First Quarter	$18.98	$17.24	$0.15	$27.00	$25.00	$0.00
Second Quarter	19.98	17.14	0.15	27.00	25.00	0.00
Third Quarter	24.98	19.74	0.15	27.00	25.00	0.00
Fourth Quarter	26.41	23.18	0.16	27.00	26.05	0.00

2014
First Quarter	$25.43	$21.17	$0.16	$28.55	$26.99	$0.00
Second Quarter	25.20	22.21	0.17	28.75	26.66	0.00
Third Quarter	25.86	23.26	0.17	29.00	27.75	0.00
Fourth Quarter	30.80	23.07	0.18	59.50	27.00	0.00

2015
First Quarter (through January 6, 2015)	$30.09	$27.64	—	$59.50	$55.96	—

On October 29, 2014, the last full trading day before the public announcement of the merger agreement, the closing price of shares of S&T common stock as reported on the NASDAQ Global Select Market was $26.99. On                     , 2015, the last full trading day before the date of this proxy statement/prospectus, the closing price of shares of S&T common stock as reported on the NASDAQ Global Select Market was $        .            .

Both S&T and S&T Bank are subject to various general regulatory policies relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums.

Integrity shareholders are advised to obtain current market quotations for S&T common stock. The market price of S&T common stock will fluctuate between the date of this proxy statement/prospectus and the completion of the merger. No assurance can be given concerning the market price of S&T common stock before or after the effective date of the merger.

Integrity common stock trades only infrequently under the symbol “ITBC” on the OTCQB. On October 29, 2014, the last full trading day before the public announcement of the merger agreement, the closing price of shares of Integrity common stock as reported on the OTCQB was $27.00, which was the closing price of Integrity common stock for the last trade made on October 27, 2014. No trades were made on October 28 or 29, 2014. On                     , 2015, the last full trading day before the date of this proxy statement/prospectus, the closing price of shares of Integrity common stock as reported on the OTCQB was $        .        .

As of the record date, there were 2,924,576 shares of Integrity common stock outstanding, which were held by approximately 505 holders of record.

LEGAL MATTERS

The validity of the S&T common stock to be issued in connection with the merger will be passed upon for S&T by Arnold & Porter LLP. Certain U.S. federal income tax consequences relating to the merger will also be passed upon for S&T by Arnold & Porter LLP.

EXPERTS

The consolidated financial statements of S&T Bancorp, Inc. and subsidiaries as of December 31, 2013 and 2012, and for each of the years in the three-year period ended December 31, 2013, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2013 have been included in this proxy statement/prospectus in reliance upon the reports of KPMG LLP, independent registered public accounting firm, which have also been included in this proxy statement/prospectus, and upon the authority of said firm as experts in accounting and auditing. The consolidated financial statements of Integrity Bancshares, Inc. and subsidiaries as of December 31, 2013 and 2012, and for the years ended December 31, 2013 and December 31, 2012 have been included in this proxy statement/prospectus in reliance upon the reports of Smith Elliott Kearns & Company, LLC, independent registered public accounting firm, which have also been included in this proxy statement/prospectus, and upon the authority of said firm as experts in accounting and auditing.

INTEGRITY 2015 ANNUAL MEETING SHAREHOLDER PROPOSALS

Integrity will hold a 2015 annual meeting of shareholders only if the merger is not completed as contemplated by the merger agreement. If it is determined that the merger will not be completed as contemplated by the merger agreement, Integrity will provide notice of the date fixed for the annual meeting.

WHERE YOU CAN FIND MORE INFORMATION

S&T has filed with the SEC a registration statement under the Securities Act that registers the distribution to Integrity shareholders of the shares of S&T common stock to be issued in connection with the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of S&T and a proxy statement of Integrity for its special meeting. The registration statement, including the attached exhibits, contains additional relevant information about S&T and Integrity stock. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this proxy statement/prospectus.

You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers, like S&T, who file electronically with the SEC. The address of the website is http://www.sec.gov. The reports and other information filed by S&T with the SEC are also available at S&T’s internet website. The address of the site is http://www.stbancorp.com.

Integrity is a privately-held company and does not file reports with the SEC. Integrity’s website address is https://www.integritybankonline.com.

Information on any S&T or Integrity website is not part of this proxy statement/prospectus and you should not rely on that information in deciding whether to approve any of the proposals described in this proxy statement/prospectus.

S&T has supplied all information contained in this proxy statement/prospectus relating to S&T, and Integrity has supplied all information relating to Integrity.

Integrity shareholders requesting documents should do so by February 17, 2015 to receive them before the special meeting. You will not be charged for any of these documents that you request.

Neither S&T nor Integrity has authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

This proxy statement/prospectus contains a description of the representations and warranties that each of S&T and Integrity made to the other in the merger agreement. Representations and warranties made by S&T, Integrity and other applicable parties are also set forth in contracts and other documents that are attached or filed as exhibits to this proxy statement/prospectus. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to between the parties in connection with negotiating the terms of the agreement, and may have been included in the agreement for the purpose of allocating risk between the parties rather than to establish matters as facts. These materials are included only to provide you with information regarding the terms and conditions of the agreements, and not to provide any other factual information regarding S&T or its business. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the other information provided elsewhere in this proxy statement/prospectus.

S&T BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(dollars in thousands, except share data)	September 30, 2014 (Unaudited)	December 31, 2013 (Audited)
ASSETS
Cash and due from banks, including interest-bearing deposits of $92,443 and $53,594 at September 30, 2014 and December 31, 2013, respectively	$143,831	$108,356
Securities available-for-sale, at fair value	615,657	509,425
Loans held for sale	3,126	2,136
Portfolio loans, net of unearned income	3,801,189	3,566,199
Allowance for loan losses	(47,316)	(46,255)

Portfolio loans, net	3,753,873	3,519,944

Bank owned life insurance	61,794	60,480
Premises and equipment, net	37,240	36,615
Federal Home Loan Bank and other restricted stock, at cost	18,995	13,629
Goodwill	175,820	175,820
Other intangible assets, net	2,886	3,759
Other assets	93,522	103,026

Total Assets	$4,906,744	$4,533,190

LIABILITIES
Deposits:
Noninterest-bearing demand	$1,077,505	$992,779
Interest-bearing demand	336,720	312,790
Money market	295,559	281,403
Savings	1,048,175	994,805
Certificates of deposit	1,143,142	1,090,531

Total Deposits	3,901,101	3,672,308
Securities sold under repurchase agreements	23,084	33,847
Short-term borrowings	265,000	140,000
Long-term borrowings	20,042	21,810
Junior subordinated debt securities	45,619	45,619
Other liabilities	46,001	48,300

Total Liabilities	4,300,847	3,961,884
SHAREHOLDERS’ EQUITY
Common stock ($2.50 par value)
Authorized—50,000,000 shares
Issued—31,197,365 shares at September 30, 2014 and December 31, 2013
Outstanding—29,796,397 shares at September 30, 2014 and 29,737,725 shares at December 31, 2013	77,993	77,993
Additional paid-in capital	78,816	78,140
Retained earnings	494,909	468,158
Accumulated other comprehensive income (loss)	(7,172)	(12,694)
Treasury stock 1,400,968 shares at September 30, 2014 and 1,459,640 shares at December 31, 2013, (at cost)	(38,649)	(40,291)

Total Shareholders’ Equity	605,897	571,306

Total Liabilities and Shareholders’ Equity	$4,906,744	$4,533,190

See Notes to Consolidated Financial Statements

S&T BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
(dollars in thousands, except per share data)	2014	2013	2014	2013
INTEREST INCOME
Loans, including fees	$37,233	$35,733	$109,496	$106,543
Investment Securities:
Taxable	2,313	1,889	6,480	5,631
Tax-exempt	964	865	2,872	2,513
Dividends	95	94	294	290

Total Interest Income	40,605	38,581	119,142	114,977

INTEREST EXPENSE
Deposits	2,480	2,717	7,466	8,870
Borrowings and junior subordinated debt securities	596	590	1,701	2,568

Total Interest Expense	3,076	3,307	9,167	11,438

NET INTEREST INCOME	37,529	35,274	109,975	103,539
Provision for loan losses	1,454	3,419	608	6,749

Net Interest Income After Provision for Loan Losses	36,075	31,855	109,367	96,790

NONINTEREST INCOME
Securities gains, net	—	3	41	5
Debit and credit card fees	2,909	2,764	8,135	8,365
Service charges on deposit accounts	2,799	2,801	7,882	7,744
Wealth management fees	2,756	2,747	8,548	8,143
Insurance fees	1,722	1,738	4,824	5,156
Mortgage banking	270	265	666	1,658
Gain on sale of merchant card servicing business	—	—	—	3,093
Other	1,475	2,224	5,022	6,051

Total Noninterest Income	11,931	12,542	35,118	40,215
NONINTEREST EXPENSE
Salaries and employee benefits	14,823	14,910	45,971	45,701
Data processing	2,152	2,137	6,466	6,938
Net occupancy	2,004	1,910	6,218	6,037
Furniture and equipment	1,308	1,084	3,856	3,623
Professional services and legal	950	996	2,488	3,141
Other taxes	839	1,039	2,363	2,953
Marketing	757	607	2,335	2,088
FDIC insurance	607	629	1,817	2,112
Other	5,000	4,631	16,005	15,352

Total Noninterest Expense	28,440	27,943	87,519	87,945

Income Before Taxes	19,566	16,454	56,966	49,060
Provision for income taxes	4,906	4,207	13,552	10,380

Net Income	$14,660	$12,247	$43,414	$38,680

Earnings per share—basic	$0.49	$0.41	$1.46	$1.30
Earnings per share—diluted	$0.49	$0.41	$1.46	$1.30
Dividends declared per share	$0.17	$0.15	$0.50	$0.45

Comprehensive Income	$13,515	$12,874	$48,936	$31,094

See Notes to Consolidated Financial Statements

S&T BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited)

(dollars in thousands, except shares and per share data)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance at January 1, 2013	$77,993	$77,458	$436,039	$(13,582)	$(40,486)	$537,422
Net income for nine months ended September 30, 2013	—	—	38,680	—	—	38,680
Other comprehensive income (loss), net of tax	—	—	—	(7,586)	—	(7,586)
Cash dividends declared ($0.45 per share)	—	—	(13,379)	—	—	(13,379)
Treasury stock issued for restricted awards (22,189 shares, net of 16,093 forfeitures)	—	—	(296)	—	210	(86)
Recognition of restricted stock compensation expense	—	424	—	—	—	424
Tax expense from stock-based compensation	—	(47)	—	—	—	(47)

Balance at September 30, 2013	$77,993	$77,835	$461,044	$(21,168)	$(40,276)	$555,428

Balance at January 1, 2014	$77,993	$78,140	$468,158	$(12,694)	$(40,291)	$571,306
Net income for nine months ended September 30, 2014	—	—	43,414	—	—	43,414
Other comprehensive income (loss), net of tax	—	—	—	5,522	—	5,522
Cash dividends declared ($0.50 per share)	—	—	(14,858)	—	—	(14,858)
Treasury stock issued for restricted awards (80,455 shares, net of 21,783 forfeitures)	—	—	(1,805)	—	1,642	(163)
Recognition of restricted stock compensation expense	—	676	—	—	—	676
Tax expense from stock-based compensation	—	—	—	—	—	—

Balance at September 30, 2014	$77,993	$78,816	$494,909	$(7,172)	$(38,649)	$605,897

See Notes to Consolidated Financial Statements

S&T BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended September 30,
(dollars in thousands)	2014	2013
OPERATING ACTIVITIES
Net income	$43,414	$38,680
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	608	6,749
Provision for unfunded loan commitments	(262)	143
Depreciation and amortization	3,510	4,320
Net amortization of discounts and premiums	2,800	2,757
Stock-based compensation expense	594	508
Securities gains, net	(41)	(5)
Net gain on sale of merchant card servicing business	—	(3,093)
Tax expense from stock-based compensation	—	47
Mortgage loans originated for sale	(28,652)	(55,702)
Proceeds from the sale of loans	27,894	77,540
Gain on the sale of loans, net	(232)	(776)
Net increase in interest receivable	(604)	(21)
Net decrease in interest payable	(423)	(2,230)
Net decrease in other assets	10,749	21,543
Net decrease in other liabilities	(897)	(22,543)

Net Cash Provided by Operating Activities	58,458	67,917
INVESTING ACTIVITIES
Purchases of securities available-for-sale	(149,268)	(102,419)
Proceeds from maturities, prepayments and calls of securities available-for-sale	46,662	50,177
Proceeds from sales of securities available-for-sale	1,418	94
Net (payments for) proceeds from Federal Home Loan Bank stock	(5,366)	265
Net increase in loans	(244,836)	(177,433)
Proceeds from sale of loans not originated for resale	5,408	—
Purchases of premises and equipment	(3,220)	(2,599)
Proceeds from the sale of premises and equipment	98	625
Proceeds from the sale of merchant card servicing business	—	4,750

Net Cash Used in Investing Activities	(349,104)	(226,540)
FINANCING ACTIVITIES
Net increase in core deposits	176,182	41,570
Net increase in certificates of deposit	52,491	13,785
Net decrease in securities sold under repurchase agreements	(10,763)	(29,292)
Net increase in short-term borrowings	125,000	100,000
Repayments of long-term borrowings	(1,768)	(11,711)
Repayment of junior subordinated debt	—	(45,000)
Treasury shares issued-net	(163)	(86)
Cash dividends paid to common shareholders	(14,858)	(13,379)
Tax expense from stock-based compensation	—	(47)

Net Cash Provided by Financing Activities	326,121	55,840
Net increase (decrease) in cash and cash equivalents	35,475	(102,783)
Cash and cash equivalents at beginning of period	108,356	337,711

Cash and Cash Equivalents at End of Period	$143,831	$234,928

Supplemental Disclosures
Loans transferred to held for sale	$1,300	$—
Interest paid	9,590	13,668
Income taxes paid, net of refunds	12,900	8,130
Transfers of loans to other real estate owned	$430	$493

See Notes to Consolidated Financial Statements

S&T BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION

Principles of Consolidation

The interim Consolidated Financial Statements include the accounts of S&T Bancorp, Inc., or S&T, and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation. Investments of 20 percent to 50 percent of the outstanding common stock of investees are accounted for using the equity method of accounting.

Basis of Presentation

The accompanying unaudited interim Consolidated Financial Statements of S&T have been prepared in accordance with generally accepted accounting principles, or GAAP, in the United States for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements and should be read in conjunction with our annual report on Form 10-K for the year ended December 31, 2013, filed with the Securities and Exchange Commission, or SEC, on February 21, 2014. In the opinion of management, the accompanying interim financial information reflects all adjustments, including normal recurring adjustments, necessary to present fairly our financial position and the results of operations for each of the interim periods presented. Results of operations for interim periods are not necessarily indicative of the results of operations that may be expected for a full year or any future period.

Reclassification

Certain amounts in the prior periods’ financial statements and footnotes have been reclassified to conform to the current period’s presentation. The reclassifications had no significant effect on our results of operations or financial condition.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Recently Adopted Accounting Standards Updates, or ASU

Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Tax Credit Carryforward Exists

In July 2013, the Financial Accounting Standards Board (FASB) issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Tax Credit Carryforward Exists. The ASU requires that entities should present an unrecognized tax benefit as a reduction of the deferred tax asset for a net operating loss, or NOL, or similar tax loss or tax credit carry forward rather than as a liability when the uncertain tax position would reduce the NOL or other carry forward under the tax law. The new standard is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013, and should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The adoption of this ASU had no impact on our results of operations or financial position.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 1. BASIS OF PRESENTATION – continued

Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date

In February 2013, the FASB issued ASU No. 2013-04, Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date. The ASU requires the measurement of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement with its co-obligors as well as any additional amount that the entity expects to pay on behalf of its co-obligors. The new standard is effective retrospectively for fiscal years and interim periods within those years, beginning after December 15, 2013, and early adoption is permitted. The adoption of this ASU had no impact on our results of operations or financial position.

Recently Issued Accounting Standards Updates not yet Adopted

Share-Based Payment Awards with Performance Targets

In June 2014, the FASB issued ASU No. 2014-12, Share-Based Payment Awards with Performance Targets. The main provisions of ASU 2014-12 require that a performance target included in a share-based payment award that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. Therefore, under the existing stock compensation guidance in ASC Topic 718, the performance target should not be reflected in estimating the grant-date fair value of the award. The standard is effective for annual periods and interim periods beginning after December 15, 2015. We do not expect that this ASU will have a material impact on our results of operations or financial position.

Repurchase-To-Maturity Transactions, Repurchase Financings and New Disclosures

In June 2014, the FASB issued ASU No. 2014-11, Repurchase-to-Maturity Transactions, Repurchase Financings and New Disclosures to change the accounting for repurchase-to-maturity transactions and certain linked repurchase financings. This will result in accounting for both types of arrangements as secured borrowings on the balance sheet and require new disclosures to (i) increase transparency about the types of collateral pledged in secured borrowing transactions and (ii) enable users to better understand transactions in which the transferor retains substantially all of the exposure to the economic return on the transferred financial asset throughout the term of the transaction. The disclosure for repurchase agreements, securities lending transactions and repurchase-to-maturity transactions accounted for as secured borrowings is required to be presented for annual periods beginning after December 15, 2014, and for interim periods beginning after March 15, 2015. All other accounting and disclosure amendments in the ASU are effective for the first interim or annual period beginning after December 15, 2014. Earlier application for a public business entity is prohibited. We do not expect that this ASU will have a material impact on our results of operations or financial position.

Revenues from Contracts with Customers

In May 2014, the FASB issued ASU No. 2014-09, Revenues from Contracts with Customers. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The standard is required to be adopted by public business entities in annual periods beginning on or after December 15, 2016. The provisions do not apply to lease contracts, insurance contracts, financial instruments and other contractual rights or obligations (e.g. receivables, debt and equity securities, liabilities, debt, derivatives transfers, and servicing, etc.), guarantees, or non-monetary exchanges between entities. We are currently evaluating the impact of the adoption of this pronouncement on our consolidated financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 1. BASIS OF PRESENTATION – continued

Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity

In April 2014, the FASB issued ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which changes the criteria for determining which disposals can be presented as discontinued operations and modifies related disclosure requirements. The guidance applies to all entities that dispose of components. It will significantly change current practices for assessing discontinued operations and affect an entity’s income and earnings per share from continuing operations. An entity is required to reclassify assets and liabilities of a discontinued operation that are classified as held for sale or disposed of in the current period for all comparative periods presented. The ASU requires that an entity present in the statement of cash flows or disclose in a note either total operating and investing cash flows for discontinued operations, or depreciation, amortization, capital expenditures and significant operating and investing noncash items related to discontinued operations. Additional disclosures are required when an entity retains significant continuing involvement with a discontinued operation after its disposal, including the amount of cash flows to and from a discontinued operation. The new standard applies prospectively after the effective date of December 15, 2014, and early adoption is permitted. We do not expect that this ASU will have a material impact on our results of operations or financial position.

Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure

In January 2014, the FASB issued ASU No. 2014-04, Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure. The ASU clarifies that an in substance repossession or foreclosure has occurred and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure or the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure. Interim and annual disclosure is required of both the amount of foreclosed residential real estate property held by the creditor and the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure. The new standard is effective using either the modified retrospective transition method or a prospective transition method for fiscal years and interim periods within those years, beginning after December 15, 2014, and early adoption is permitted. We do not expect that this ASU will have a material impact on our results of operations or financial position.

Accounting for Investments in Qualified Affordable Housing Projects

In January 2014, the FASB issued ASU No. 2014-01, Accounting for Investments in Qualified Affordable Housing Projects. The ASU permits reporting entities to make an accounting policy election to account for investments in qualified affordable housing projects using the proportional amortization method if certain conditions are met. The proportional amortization method permits the amortization of the initial cost of the investment in proportion to the tax credits and other tax benefits received, and recognizes the net investment performance in the income statement as a component of income tax expense (benefit). The new standard is effective retrospectively for fiscal years and interim periods within those years, beginning after December 15, 2014, and early adoption is permitted. We do not expect that this ASU will have a material impact on our results of operations or financial position.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 2. EARNINGS PER SHARE

The following table reconciles the numerators and denominators of basic earnings per share with that of diluted earnings per share for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
(dollars in thousands, except shares and per share data)	2014	2013	2014	2013
Numerator for Earnings per Share—Basic:
Net income	$14,660	$12,247	$43,414	$38,680
Less: Income allocated to participating shares	51	33	115	114

Net Income Allocated to Shareholders	$14,609	$12,214	$43,299	$38,566

Numerator for Earnings per Share—Diluted:
Net income	14,660	12,247	$43,414	$38,680

Net Income Available to Shareholders	$14,660	$12,247	$43,414	$38,680

Denominators for Earnings per Share:
Weighted Average Shares Outstanding—Basic	29,693,417	29,658,065	29,679,623	29,644,646
Add: Potentially dilutive shares	21,195	27,535	25,732	35,132

Denominator for Treasury Stock Method—Diluted	29,714,612	29,685,600	29,705,355	29,679,778

Weighted Average Shares Outstanding—Basic	29,693,417	29,658,065	29,679,623	29,644,646
Add: Average participating shares outstanding	102,980	80,240	78,835	87,725

Denominator for Two-Class Method—Diluted	29,796,397	29,738,305	29,758,458	29,732,371

Earnings per share—basic	$0.49	$0.41	$1.46	$1.30
Earnings per share—diluted	$0.49	$0.41	$1.46	$1.30
Warrants considered anti-dilutive excluded from potentially dilutive shares	517,012	517,012	517,012	517,012
Stock options considered anti-dilutive excluded from potentially dilutive shares	427,362	612,768	428,233	632,481
Restricted stock considered anti-dilutive excluded from potentially dilutive shares	81,785	52,705	53,103	52,593

NOTE 3. FAIR VALUE MEASUREMENT

We use fair value measurements when recording and disclosing certain financial assets and liabilities. Securities available-for-sale, trading assets and derivatives are recorded at fair value on a recurring basis. Additionally, from time to time, we may be required to record other assets at fair value on a nonrecurring basis, such as loans held for sale, impaired loans, other real estate owned, or OREO, mortgage servicing rights, or MSRs, and certain other assets.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants at the measurement date. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities; it is not a forced transaction. In determining fair value, we use various valuation approaches, including market, income and cost approaches. The fair value standard establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring

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NOTE 3. FAIR VALUE MEASUREMENT – continued

that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing an asset or liability, which is developed, based on market data we have obtained from independent sources. Unobservable inputs reflect our estimate of assumptions that market participants would use in pricing an asset or liability, which are developed based on the best information available in the circumstances.

The fair value hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The fair value hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1: valuation is based upon unadjusted quoted market prices for identical instruments traded in active markets.

Level 2: valuation is based upon quoted market prices for similar instruments traded in active markets, quoted market prices for identical or similar instruments traded in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by market data.

Level 3: valuation is derived from other valuation methodologies, including discounted cash flow models and similar techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in determining fair value.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our policy is to recognize transfers between any of the fair value hierarchy levels at the end of the reporting period in which the transfer occurred.

The following are descriptions of the valuation methodologies that we use for financial instruments recorded at fair value on either a recurring or nonrecurring basis.

Recurring Basis

Securities Available-for-Sale

Securities available-for-sale include both debt and equity securities. We obtain fair values for debt securities from a third-party pricing service which utilizes several sources for valuing fixed-income securities. We validate prices received from our pricing service through comparison to a secondary pricing service and broker quotes. We review the methodologies of the pricing service which provides us with a sufficient understanding of the valuation models, assumptions, inputs and pricing to reasonably measure the fair value of our debt securities. The market valuation sources for debt securities include observable inputs rather than significant unobservable inputs and are classified as Level 2. The service provider utilizes pricing models that vary by asset class and include available trade, bid and other market information. Generally, the methodologies include broker quotes, proprietary models and vast descriptive terms and conditions databases, as well as extensive quality control programs.

Marketable equity securities that have an active, quotable market are classified as Level 1. Marketable equity securities that are quotable, but are thinly traded or inactive, are classified as Level 2. Marketable equity securities that are not readily traded and do not have a quotable market are classified as Level 3.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 3. FAIR VALUE MEASUREMENT – continued

Trading Assets

We use quoted market prices to determine the fair value of our trading assets. Our trading assets are held in a Rabbi Trust under a deferred compensation plan and are invested in readily quoted mutual funds. Accordingly, these assets are classified as Level 1.

Derivative Financial Instruments

We use derivative instruments including interest rate swaps for commercial loans with our customers and we sell mortgage loans in the secondary market and enter into interest rate lock commitments. We calculate the fair value for derivatives using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. Each valuation considers the contractual terms of the derivative, including the period to maturity, and uses observable market based inputs, such as interest rate curves and implied volatilities. Accordingly, derivatives are classified as Level 2.

We incorporate credit valuation adjustments into the valuation models to appropriately reflect both our own nonperformance risk and the respective counterparty’s nonperformance risk in calculating fair value measurements. In adjusting the fair value of our derivative contracts for the effect of nonperformance risk, we have considered the impact of netting and any applicable credit enhancements and collateral postings.

Nonrecurring Basis

Loans Held for Sale

Loans held for sale consist of 1-4 family residential loans originated for sale in the secondary market and, from time to time, certain loans transferred from the loan portfolio to loans held for sale, all of which are carried at the lower of cost or fair value. The fair value of 1-4 family residential loans is based on the principal or most advantageous market currently offered for similar loans using observable market data. The fair value of the loans transferred from the loan portfolio is based on the amounts offered for these loans in currently pending sales transactions. Loans held for sale carried at fair value are classified as Level 3.

Impaired Loans

Impaired loans are carried at the lower of carrying value or fair value. Fair value is determined as the recorded investment balance less any specific reserve. We establish a specific reserve based on the following three impairment methods: 1) the present value of expected future cash flows discounted at the loan’s original effective interest rate, 2) the loan’s observable market price or 3) the fair value of the collateral less estimated selling costs when the loan is collateral dependent and we expect to liquidate the collateral. However, if repayment is expected to come from the operation of the collateral, rather than liquidation, then we do not consider estimated selling costs in determining the fair value of the collateral. Collateral values are generally based upon appraisals by approved, independent state certified appraisers.

Appraisals may be discounted based on our historical knowledge of the type of property and market area, changes in market conditions from the time of appraisal or our knowledge of the borrower and the borrower’s business. Impaired loans carried at fair value are classified as Level 3.

OREO and Other Repossessed Assets

OREO and other repossessed assets obtained in partial or total satisfaction of a loan are recorded at the lower of recorded investment in the loan or fair value less cost to sell. Subsequent to foreclosure, these assets are carried at the lower of the amount recorded at acquisition date or fair value less cost to sell. Accordingly, it may

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 3. FAIR VALUE MEASUREMENT – continued

be necessary to record nonrecurring fair value adjustments. Fair value, when recorded, is generally based upon appraisals by approved, independent state certified appraisers. Like impaired loans, appraisals on OREO may be discounted based on our historical knowledge of the type of property and market area, changes in market conditions from the time of appraisal or other information available to us. OREO and other repossessed assets are classified as Level 3.

Mortgage Servicing Rights

The fair value of MSRs is determined by calculating the present value of estimated future net servicing cash flows, considering expected mortgage loan prepayment rates, discount rates, servicing costs and other economic factors, which are determined based on current market conditions. The expected rate of mortgage loan prepayments is the most significant factor affecting the value of MSRs. MSRs are considered impaired if the carrying value exceeds fair value. The valuation model includes significant unobservable inputs; therefore, MSRs are classified as Level 3.

Other Assets

We measure certain other assets at fair value on a nonrecurring basis. Fair value is based on the application of lower of cost or fair value accounting, or write-downs of individual assets. Valuation methodologies used to measure fair value are consistent with overall principles of fair value accounting and consistent with those described above.

Financial Instruments

In addition to financial instruments recorded at fair value in our financial statements, fair value accounting guidance requires disclosure of the fair value of all of an entity’s assets and liabilities that are considered financial instruments. The majority of our assets and liabilities are considered financial instruments. Many of these instruments lack an available trading market as characterized by a willing buyer and willing seller engaged in an exchange transaction. Also, it is our general practice and intent to hold our financial instruments to maturity and to not engage in trading or sales activities with respect to such financial instruments. For fair value disclosure purposes, we substantially utilize the fair value measurement criteria as required and explained above. In cases where quoted fair values are not available, we use present value methods to determine the fair value of our financial instruments.

Cash and Cash Equivalents and Other Short-Term Assets

The carrying amounts reported in the Consolidated Balance Sheets for cash and due from banks, including interest-bearing deposits, approximate fair value.

Loans

The fair value of variable rate performing loans that may reprice frequently at short-term market rates is based on carrying values adjusted for credit risk. The fair value of variable rate performing loans that reprice at intervals of one year or longer, such as adjustable rate mortgage products, is estimated using discounted cash flow analyses that utilize interest rates currently being offered for similar loans and adjusted for credit risk. The fair value of fixed rate performing loans is estimated using discounted cash flow analyses that utilize interest rates currently being offered for similar loans and adjusted for credit risk. The fair value of nonperforming loans is based on their carrying values less any specific reserve. The carrying amount of accrued interest approximates fair value.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 3. FAIR VALUE MEASUREMENT – continued

Bank Owned Life Insurance

Fair value approximates net cash surrender value.

Deposits

The fair values disclosed for deposits without defined maturities (e.g., noninterest and interest-bearing demand, money market and savings accounts) are by definition equal to the amounts payable on demand. The carrying amounts for variable rate, fixed-term time deposits approximate their fair values. Estimated fair values for fixed rate and other time deposits are based on discounted cash flow analysis using interest rates currently offered for time deposits with similar terms. The carrying amount of accrued interest approximates fair value.

Short-Term Borrowings

The carrying amounts of securities sold under repurchase agreements, federal funds purchased and other short-term borrowings approximate their fair values.

Long-Term Borrowings

The fair values disclosed for fixed rate long-term borrowings are determined by discounting their contractual cash flows using current interest rates for long-term borrowings of similar remaining maturities. The carrying amounts of variable rate long-term borrowings approximate their fair values.

Junior Subordinated Debt Securities

The variable rate junior subordinated debt securities reprice quarterly; therefore, the fair values are based on the carrying values.

Loan Commitments and Standby Letters of Credit

Off-balance sheet financial instruments consist of commitments to extend credit and letters of credit. Except for interest rate lock commitments, estimates of the fair value of these off-balance sheet items are not made because of the short-term nature of these arrangements and the credit standing of the counterparties.

Other

Estimates of fair value are not made for items that are not defined as financial instruments, including such items as our core deposit intangibles and the value of our trust operations.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 3. FAIR VALUE MEASUREMENT – continued

The following tables present our assets and liabilities that are measured at fair value on a recurring basis by fair value hierarchy level at September 30, 2014 and December 31, 2013. There were no transfers between Level 1 and Level 2 for items measured at fair value on a recurring basis during the periods presented.

	September 30, 2014
(dollars in thousands)	Level 1	Level 2	Level 3	Total
ASSETS
Securities available-for-sale:
U.S. Treasury securities	$—	$14,803	$—	$14,803
Obligations of U.S. government corporations and agencies	—	263,406	—	263,406
Collateralized mortgage obligations of U.S. government corporations and agencies	—	111,053	—	111,053
Residential mortgage-backed securities of U.S. government corporations and agencies	—	44,581	—	44,581
Commercial mortgage-backed securities of U.S. government corporations and agencies	—	39,380	—	39,380
Obligations of states and political subdivisions	—	133,945	—	133,945
Marketable equity securities	179	8,310	—	8,489

Total securities available-for-sale	179	615,478	—	615,657
Trading securities held in a Rabbi Trust	3,286	—	—	3,286

Total securities	3,465	615,478	—	618,943
Derivative financial assets:
Interest rate swaps	—	12,125	—	12,125
Interest rate lock commitments	—	187	—	187
Forward sale contracts	—	—	—	—

Total Assets	$3,465	$627,790	$—	$631,255

LIABILITIES
Derivative financial liabilities:
Interest rate swaps	$—	$12,103	$—	$12,103
Forward sale contracts	—	10	—	10

Total Liabilities	$—	$12,113	$—	$12,113

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NOTE 3. FAIR VALUE MEASUREMENT – continued

	December 31, 2013
(dollars in thousands)	Level 1	Level 2	Level 3	Total
ASSETS
Securities available-for-sale:
U.S. Treasury securities	$—	$—	$—	$—
Obligations of U.S. government corporations and agencies	—	234,751	—	234,751
Collateralized mortgage obligations of U.S. government corporations and agencies	—	63,774	—	63,774
Residential mortgage-backed securities of U.S. government corporations and agencies	—	48,669	—	48,669
Commercial mortgage-backed securities of U.S. government corporations and agencies	—	39,052	—	39,052
Obligations of states and political subdivisions	—	114,264	—	114,264
Marketable equity securities	202	8,713	—	8,915

Total securities available-for-sale	202	509,223	—	509,425
Trading securities held in a Rabbi Trust	2,864	—	—	2,864

Total securities	3,066	509,223	—	512,289
Derivative financial assets:
Interest rate swaps	—	13,698	—	13,698
Interest rate lock commitments	—	85	—	85
Forward sale contracts	—	34	—	34

Total Assets	$3,066	$523,040	$—	$526,106

LIABILITIES
Derivative financial liabilities:
Interest rate swaps	$—	$13,647	$—	$13,647

Total Liabilities	$—	$13,647	$—	$13,647

We classify financial instruments as Level 3 when valuation models are used because significant inputs are not observable in the market. The following table presents the changes in assets measured at fair value on a recurring basis for which we have utilized Level 3 inputs to determine the fair value:

	Three Months Ended September 30,		Nine Months Ended September 30,
(dollars in thousands)	2014	2013	2014	2013
Balance at beginning of period	$—	$—	$—	$300
Total gains included in other comprehensive income(1)	—	—	—	44
Net purchases, sales, issuances and settlements	—	—	—	—
Transfers out of Level 3	—	—	—	(344)

Balance at end of period	$—	$—	$—	$—

(1)	Changes in estimated fair value of available-for-sale investments are recorded in accumulated other comprehensive income (loss), while realized gains and losses from sales are recorded in security gains (losses), net in the Consolidated Statements of Comprehensive Income.

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NOTE 3. FAIR VALUE MEASUREMENT – continued

We may be required to measure certain assets and liabilities on a nonrecurring basis. The following table presents our assets that were measured at fair value on a nonrecurring basis by the fair value hierarchy level at September 30, 2014 and December 31, 2013. There were no liabilities measured at fair value on a nonrecurring basis during these periods.

	September 30, 2014				December 31, 2013
(dollars in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
ASSETS
Loans held for sale	$—	$—	$—	$—	$—	$—	$1,516	$1,516
Impaired loans	—	—	13,331	13,331	—	—	19,197	19,197
Other real estate owned	—	—	74	74	—	—	317	317
Mortgage servicing rights	—	—	2,977	2,977	—	—	1,025	1,025

Total Assets	$—	$—	$16,382	$16,382	$—	$—	$22,055	$22,055

The carrying values and fair values of our financial instruments at September 30, 2014 and December 31, 2013 are presented in the following tables:

	Carrying Value(1)	Fair Value Measurements at September 30, 2014
(dollars in thousands)		Total	Level 1	Level 2	Level 3
ASSETS
Cash and due from banks, including interest-bearing deposits	$143,831	$143,831	$143,831	$—	$—
Securities available-for-sale	615,657	615,657	179	615,478	—
Loans held for sale	3,126	3,167	—	—	3,167
Portfolio loans, net of unearned income	3,801,189	3,764,172	—	—	3,764,172
Bank owned life insurance	61,794	61,794	—	61,794	—
FHLB and other restricted stock	18,995	18,995	—	—	18,995
Trading securities held in a Rabbi Trust	3,286	3,286	3,286	—	—
Mortgage servicing rights	2,792	2,977	—	—	2,977
Interest rate swaps	12,125	12,125	—	12,125	—
Interest rate lock commitments	187	187	—	187	—
LIABILITIES
Deposits	$3,901,101	$3,903,211	$—	$—	$3,903,211
Securities sold under repurchase agreements	23,084	23,084	—	—	23,084
Short-term borrowings	265,000	265,000	—	—	265,000
Long-term borrowings	20,042	21,022	—	—	21,022
Junior subordinated debt securities	45,619	45,619	—	—	45,619
Interest rate swaps	12,103	12,103	—	12,103	—
Forward sale contracts	10	10	—	10	—

(1)	As reported in the Consolidated Balance Sheets

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NOTE 3. FAIR VALUE MEASUREMENT – continued

	Carrying Value(1)	Fair Value Measurements at December 31, 2013
(dollars in thousands)		Total	Level 1	Level 2	Level 3
ASSETS
Cash and due from banks, including interest-bearing deposits	$108,356	$108,356	$108,356	$—	$—
Securities available-for-sale	509,425	509,425	202	509,223	—
Loans held for sale	2,136	2,139	—	—	2,139
Portfolio loans, net of unearned income	3,566,199	3,538,072	—	—	3,538,072
Bank owned life insurance	60,480	60,480	—	60,480	—
FHLB and other restricted stock	13,629	13,629	—	—	13,629
Trading securities held in a Rabbi Trust	2,864	2,864	2,864	—	—
Mortgage servicing rights	2,919	3,143	—	—	3,143
Interest rate swaps	13,698	13,698	—	13,698	—
Interest rate lock commitments	85	85	—	85	—
Forward sale contracts	34	34	—	34	—
LIABILITIES
Deposits	$3,672,308	$3,673,624	$—	$—	$3,673,624
Securities sold under repurchase agreements	33,847	33,847	—	—	33,847
Short-term borrowings	140,000	140,000	—	—	140,000
Long-term borrowings	21,810	22,924	—	—	22,924
Junior subordinated debt securities	45,619	45,619	—	—	45,619
Interest rate swaps	13,647	13,647	—	13,647	—

(1)	As reported in the Consolidated Balance Sheets

S&T BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 4. SECURITIES AVAILABLE-FOR-SALE

The following table indicates the composition of the securities available-for-sale portfolio as of the dates presented:

	September 30, 2014				December 31, 2013
(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury securities	$14,863	$—	$(60)	$14,803	$—	$—	$—	$—
Obligations of U.S. government corporations and agencies	263,254	1,930	(1,778)	263,406	235,181	2,151	(2,581)	234,751
Collateralized mortgage obligations of U.S. government corporations and agencies	110,626	644	(217)	111,053	63,776	601	(603)	63,774
Residential mortgage-backed securities of U.S. government corporations and agencies	43,405	1,429	(253)	44,581	47,934	1,420	(685)	48,669
Commercial mortgage-backed securities of U.S. government corporations and agencies	39,967	80	(667)	39,380	40,357	—	(1,305)	39,052
Obligations of states and political subdivisions	129,133	4,952	(140)	133,945	115,572	1,294	(2,602)	114,264

Debt Securities	601,248	9,035	(3,115)	607,168	502,820	5,466	(7,776)	500,510
Marketable equity securities	7,579	910	—	8,489	7,579	1,336	—	8,915

Total	$608,827	$9,945	$(3,115)	$615,657	$510,399	$6,802	$(7,776)	$509,425

Realized gains and losses on the sale of securities are determined using the specific-identification method. The following table shows the composition of gross and net realized gains and losses for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
(dollars in thousands)	2014	2013	2014	2013
Gross realized gains	$—	$3	$41	$5
Gross realized losses	—	—	—	—

Net Realized Gains	$—	$3	$41	$5

S&T BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 4. SECURITIES AVAILABLE-FOR-SALE – continued

The following tables indicate the fair value and the age of gross unrealized losses by investment category as of the dates presented:

	September 30, 2014
	Less Than 12 Months			12 Months or More			Total
(dollars in thousands)	Number of Securities	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses
U.S. Treasury securities	3	$14,803	$(60)	—	$—	$—	3	$14,803	$(60)
Obligations of U.S. government corporations and agencies	9	83,654	(377)	8	62,754	(1,401)	17	146,408	(1,778)
Collateralized mortgage obligations of U.S. government corporations and agencies	6	71,273	(217)	—	—	—	6	71,273	(217)
Residential mortgage-backed securities of U.S. government corporations and agencies	—	—	—	1	9,118	(253)	1	9,118	(253)
Commercial mortgage-backed securities of U.S. government corporations and agencies	1	9,927	(97)	2	20,546	(570)	3	30,473	(667)
Obligations of states and political subdivisions	3	12,313	(3)	2	10,715	(137)	5	23,028	(140)

Total Temporarily Impaired Securities	22	$191,970	$(754)	13	$103,133	$(2,361)	35	$295,103	$(3,115)

	December 31, 2013
	Less Than 12 Months			12 Months or More			Total
(dollars in thousands)	Number of Securities	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses
U.S. Treasury securities	—	$—	$—	—	$—	$—	$—	$—	$—
Obligations of U.S. government corporations and agencies	16	126,017	(2,581)	—	—	—	16	126,017	(2,581)
Collateralized mortgage obligations of U.S. government corporations and agencies	3	39,522	(603)	—	—	—	3	39,522	(603)
Residential mortgage-backed securities of U.S. government corporations and agencies	2	22,822	(685)	—	—	—	2	22,822	(685)
Commercial mortgage-backed securities of U.S. government corporations and agencies	4	39,052	(1,305)	—	—	—	4	39,052	(1,305)
Obligations of states and political subdivisions	16	47,529	(1,739)	2	10,088	(863)	18	57,617	(2,602)

Debt Securities	41	274,942	(6,913)	2	10,088	(863)	43	285,030	(7,776)
Marketable equity securities	—	—	—	—	—	—	—	—	—

Total Temporarily Impaired Securities	41	$274,942	$(6,913)	2	$10,088	$(863)	43	$285,030	$(7,776)

S&T BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 4. SECURITIES AVAILABLE-FOR-SALE – continued

We do not believe any individual unrealized loss as of September 30, 2014 represents an other than temporary impairment, or OTTI. As of September 30, 2014, the unrealized losses on 35 debt securities were attributable to changes in interest rates and not related to the credit quality of these securities. All debt securities are determined to be investment grade and are paying principal and interest according to the contractual terms of the security. There were no unrealized losses on marketable equity securities as of September 30, 2014. We do not intend to sell and it is not more likely than not that we will be required to sell any of the securities, referenced in the table above, in an unrealized loss position before recovery of their amortized cost.

The following table displays net unrealized gains and losses, net of tax on securities available for sale included in accumulated other comprehensive income/(loss) for the periods presented:

	September 30, 2014			December 31, 2013
(dollars in thousands)	Gross Unrealized Gains	Gross Unrealized Losses	Net Unrealized Gains/(Losses)	Gross Unrealized Gains	Gross Unrealized Losses	Net Unrealized Gains/ (Losses)
Total unrealized gains/(losses) on securities available-for-sale	$9,945	$(3,115)	$6,830	$6,802	$(7,776)	$(974)
Income tax expense/(benefit)	3,480	(1,090)	2,390	2,381	(2,722)	(341)

Net unrealized gains/(losses), net of tax included in accumulated other comprehensive income/(loss)	$6,465	$(2,025)	$4,440	$4,421	$(5,054)	$(633)

The amortized cost and fair value of securities available-for-sale at September 30, 2014, by contractual maturity, are included in the table below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	September 30, 2014
(dollars in thousands)	Amortized Cost	Fair Value
Obligations of the U.S. Treasury and U.S. government corporations and agencies, and obligations of states and political subdivisions
Due in one year or less	$20,713	$20,936
Due after one year through five years	202,379	202,439
Due after five years through ten years	90,813	91,899
Due after ten years	93,345	96,880

	407,250	412,154
Collateralized mortgage obligations of U.S. government corporations and agencies	110,626	111,053
Residential mortgage-backed securities of U.S. government corporations and agencies	43,405	44,581
Commercial mortgage-backed securities of U.S. government corporations and agencies	39,967	39,380

Debt Securities	601,248	607,168
Marketable equity securities	7,579	8,489

Total	$608,827	$615,657

At September 30, 2014 and December 31, 2013, securities with carrying values of $314.8 million and $243.2 million were pledged for various regulatory and legal requirements.

S&T BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 5. LOANS AND LOANS HELD FOR SALE

Loans are presented net of unearned income of $2.0 million and $1.3 million at September 30, 2014 and December 31, 2013. The following table indicates the composition of the loans as of the dates presented:

(dollars in thousands)	September 30, 2014	December 31, 2013
Commercial
Commercial real estate	$1,691,649	$1,607,756
Commercial and industrial	946,366	842,449
Commercial construction	183,509	143,675

Total Commercial Loans	2,821,524	2,593,880

Consumer
Residential mortgage	491,404	487,092
Home equity	418,659	414,195
Installment and other consumer	66,607	67,883
Consumer construction	2,995	3,149

Total Consumer Loans	979,665	972,319

Total Portfolio Loans	3,801,189	3,566,199
Loans held for sale	3,126	2,136

Total Loans	$3,804,315	$3,568,335

We attempt to limit our exposure to credit risk by diversifying our loan portfolio by segment, collateral and industry and actively managing concentrations. When concentrations exist in certain segments, we mitigate this risk by monitoring the relevant economic indicators and internal risk rating trends and through stress testing of the loans in these segments. Total commercial loans represented 74 percent of total portfolio loans at September 30, 2014 and 73 percent of total portfolio loans at December 31, 2013. Within our commercial portfolio, the commercial real estate, or CRE, and commercial construction portfolios combined comprised 66 percent of total commercial loans and 49 percent of total portfolio loans at September 30, 2014 and 68 percent of total commercial loans and 49 percent of total portfolio loans at December 31, 2013. Further segmentation of the CRE and commercial construction portfolios by industry and collateral type revealed no concentration in excess of nine percent of total loans at either September 30, 2014 or December 31, 2013.

Our market area includes Pennsylvania and the contiguous states of Ohio, West Virginia, New York and Maryland. The majority of our commercial and consumer loans are made to businesses and individuals in this market area resulting in a geographic concentration. We believe our knowledge and familiarity with customers and conditions locally outweighs this geographic concentration risk. The conditions of the local and regional economies are monitored closely through publicly available data as well as information supplied by our customers. Management believes underwriting guidelines, active monitoring of economic conditions and ongoing review by credit administration mitigates the concentration risk present in the loan portfolio. Our CRE and commercial construction portfolios have out of market exposure of 7.7 percent of the combined portfolio and 3.8 percent of total loans at September 30, 2014 and 7.9 percent of the combined portfolio and 3.9 percent of total loans at December 31, 2013.

Troubled debt restructurings, or TDRs, are loans where we, for economic or legal reasons related to a borrower’s financial difficulties, grant a concession to the borrower that we would not otherwise grant. We strive to identify borrowers in financial difficulty early and work with them to modify the terms before their loan reaches nonaccrual status. These modified terms generally include extensions of maturity dates at a stated interest

S&T BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 5. LOANS AND LOANS HELD FOR SALE – continued

rate lower than the current market rate for a new loan with similar risk characteristics, reductions in contractual interest rates or principal deferment. While unusual, there may be instances of principal forgiveness. These modifications are generally for longer term periods that would not be considered insignificant. Additionally, we classify loans where the debt obligation has been discharged through a Chapter 7 Bankruptcy and not reaffirmed as TDRs.

We individually evaluate all substandard commercial loans that have experienced a forbearance or change in terms agreement, as well as all substandard consumer and residential mortgage loans that entered into an agreement to modify their existing loan to determine if they should be designated as TDRs. All TDRs are considered to be impaired loans and will be reported as impaired loans for the remaining life of the loan, unless the restructuring agreement specifies an interest rate equal to or greater than the rate that would be accepted at the time of the restructuring for a new loan with comparable risk and it is fully expected that the remaining principal and interest will be collected according to the restructured agreement. Further, all impaired loans are reported as nonaccrual loans unless the loan is a TDR that has met the requirements to be returned to accruing status. TDRs can be returned to accruing status if the ultimate collectability of all contractual amounts due, according to the restructured agreement, is not in doubt and there is a period of a minimum of six months of satisfactory payment performance by the borrower either immediately before or after the restructuring.

The following table summarizes the restructured loans as of the dates presented:

	September 30, 2014			December 31, 2013
(dollars in thousands)	Accruing TDRs	Nonaccruing TDRs	Total TDRs	Accruing TDRs	Nonaccruing TDRs	Total TDRs
Commercial real estate	$17,140	$898	$18,038	$19,711	$3,898	$23,609
Commercial and industrial	7,401	1,443	8,844	7,521	1,884	9,405
Commercial construction	6,273	1,869	8,142	5,338	2,708	8,046
Residential mortgage	2,743	486	3,229	2,581	1,356	3,937
Home equity	3,594	223	3,817	3,924	218	4,142
Installment and other consumer	122	10	132	154	3	157

Total	$37,273	$4,929	$42,202	$39,229	$10,067	$49,296

There were five TDRs for $0.5 million returned to accruing status during the three months ended September 30, 2014 and ten TDRs for $2.0 million were returned to accruing status during the nine months ended September 30, 2014. There were no TDRs returned to accruing status during the three months ended September 30, 2013 and one TDR for $0.2 million was returned to accruing status during the nine months ended September 30, 2013.

S&T BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 5. LOANS AND LOANS HELD FOR SALE – continued

The following tables present the restructured loans for the three and nine month periods ended September 30, 2014 and September 30, 2013:

	Three Months Ended September 30, 2014				Three Months Ended September 30, 2013
(dollars in thousands)	Number of Loans	Pre- Modification Outstanding Recorded Investment(1)	Post- Modification Outstanding Recorded Investment(1)	Total Difference in Recorded Investment	Number of Loans	Pre- Modification Outstanding Recorded Investment(1)	Post- Modification Outstanding Recorded Investment(1)	Total Difference in Recorded Investment
Commercial real estate
Principal deferral	1	$487	$475	$(12)	—	$—	$—	$—
Chapter 7 bankruptcy(2)	1	83	83	—	—	—	—	—
Maturity date extension and interest rate reduction	—	—	—	—	2	664	644	(20)
Commercial and industrial
Principal deferral	2	381	366	(15)	1	278	278	—
Residential mortgage
Chapter 7 bankruptcy(2)	2	135	134	(1)	—	—	—	—
Interest rate reduction	—	—	—	—	1	54	54	—
Home equity
Chapter 7 bankruptcy(2)	2	14	14	—	8	772	767	(5)
Maturity date extension and interest rate reduction	2	96	96	—	—	—	—	—
Installment and other consumer
Chapter 7 bankruptcy(2)	2	14	11	(3)	3	17	15	(2)

Total by Concession Type
Principal deferral	3	868	841	(27)	1	278	278	—
Chapter 7 bankruptcy(2)	7	246	242	(4)	11	789	782	(7)
Interest rate reduction	—	—	—	—	1	54	54	—
Maturity date extension and interest rate reduction	2	96	96	—	2	664	644	(20)

Total	12	$1,210	$1,179	$(31)	15	1,785	1,758	(27)

(1)	Excludes loans that were fully paid off or fully charged-off by period end. The pre-modification balance represents the balance outstanding prior to modification. The post-modification balance represents the outstanding balance at period end.
(2)	Chapter 7 bankruptcy loans where the debt has been legally discharged through the bankruptcy court and not reaffirmed.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 5. LOANS AND LOANS HELD FOR SALE – continued

	Nine Months Ended September 30, 2014				Nine Months Ended September 30, 2013
(dollars in thousands)	Number of Loans	Pre- Modification Outstanding Recorded Investment(1)	Post- Modification Outstanding Recorded Investment(1)	Total Difference in Recorded Investment	Number of Loans	Pre- Modification Outstanding Recorded Investment(1)	Post- Modification Outstanding Recorded Investment(1)	Total Difference in Recorded Investment
Commercial real estate
Principal deferral	2	$616	$602	$(14)	3	$1,541	$1,288	$(253)
Maturity date extension and interest rate reduction	—	—	—	—	2	664	644	(20)
Principal forgiveness(3)	—	—	—	—	1	4,339	4,339	—
Chapter 7 bankruptcy(2)	1	83	83	—	7	258	255	(3)
Commercial and industrial
Principal deferral	2	381	366	(15)	2	670	665	(5)
Maturity date extension	—	—	—	—	1	751	751	—
Chapter 7 bankruptcy(2)	1	287	286	(1)	1	3	3	—
Commercial Construction
Maturity date extension	1	1,019	1,019	—	—	—	—	—
Residential mortgage
Principal deferral	—	—	—	—	2	153	153	—
Interest rate reduction	—	—	—	—	1	54	54	—
Chapter 7 bankruptcy(2)	7	464	461	(3)	8	353	344	(9)
Home equity
Principal deferral	—	—	—	—	1	174	45	(129)
Chapter 7 bankruptcy(2)	12	283	265	(18)	31	1,420	1,407	(13)
Maturity date extension and interest rate reduction	2	96	96	—	—	—	—	—
Installment and other consumer
Chapter 7 bankruptcy(2)	3	23	20	(3)	9	90	88	(2)

Total by Concession Type
Principal deferral	4	997	968	(29)	8	2,538	2,151	(387)
Interest rate reduction	—	—	—	—	1	54	54	—
Principal forgiveness(3)	—	—	—	—	1	4,339	4,339	—
Maturity date extension and interest rate reduction	2	96	96	—	2	664	644	(20)
Maturity date extension	1	1,019	1,019	—	1	751	751	—
Chapter 7 bankruptcy(2)	24	1,140	1,115	(25)	56	2,124	2,097	(27)

Total	31	$3,252	$3,198	$(54)	69	$10,470	10,036	(434)

(1)	Excludes loans that were fully paid off or fully charged-off by period end. The pre-modification balance represents the balance outstanding prior to modification. The post-modification balance represents the outstanding balance at period end.
(2)	Chapter 7 bankruptcy loans where the debt has been legally discharged through the bankruptcy court and not reaffirmed.
(3)	This loan had debt forgiveness of $0.l million to the customer; however, the loan was previously charged off to a balance below the actual contractual balance.

For the three months ended September 30, 2014, we modified two commercial and industrial, or C&I loans totaling $2.8 million that were not considered to be TDRs. For the nine months ended September 30, 2014, we modified five loans that were not considered to be TDRs, including three C&I, loans for $3.2 million and two CRE loans for $1.2 million. The modifications primarily represented instances where we were adequately compensated through additional collateral or a higher interest rate or there was an insignificant delay in payment. As of September 30, 2014 we have no commitments to lend additional funds on any TDRs.

S&T BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 5. LOANS AND LOANS HELD FOR SALE – continued

Defaulted TDRs are defined as loans having a payment default of 90 days or more after the restructuring takes place. The following tables present a summary of TDRs which defaulted during the periods presented that had been restructured within the last twelve months prior to defaulting:

	Defaulted TDRs
	For the Three Months Ended				For the Nine Months Ended
	September 30, 2014		September 30, 2013		September 30, 2014		September 30, 2013
(dollars in thousands)	Number of Defaults	Recorded Investment	Number of Defaults	Recorded Investment	Number of Defaults	Recorded Investment	Number of Defaults	Recorded Investment
Commercial real estate	—	$—	1	$75	—	$—	1	$75
Commercial and Industrial	—	—	1	435	—	—	1	435
Commercial construction	—	—	—	—	—	—	—	—
Residential real estate	—	—	4	450	1	72	7	514
Home equity	—	—	1	42	—	—	5	193

Total	—	$—	7	$1,002	1	$72	14	$1,217

The following table is a summary of nonperforming assets as of the dates presented:

	Nonperforming Assets
(dollars in thousands)	September 30, 2014	December 31, 2013
Nonperforming Assets
Nonaccrual loans	$8,573	$12,387
Nonaccrual TDRs	4,929	10,067

Total nonaccrual loans	13,502	22,454
OREO	200	410

Total Nonperforming Assets	$13,702	$22,864

OREO consists of three properties and is included in other assets in the Consolidated Balance Sheets.

NOTE 6. ALLOWANCE FOR LOAN LOSSES

We maintain an allowance for loan losses, or ALL, at a level determined to be adequate to absorb estimated probable credit losses inherent in the loan portfolio as of the balance sheet date. We develop and document a systematic ALL methodology based on the following portfolio segments: 1) CRE, 2) C&I, 3) Commercial Construction, 4) Consumer Real Estate and 5) Other Consumer.

The following are key risks within each portfolio segment:

CRE—Loans secured by commercial purpose real estate, including both owner occupied properties and investment properties, for various purposes such as hotels, strip malls and apartments. Operations of the individual projects as well as global cash flows of the debtors are the primary sources of repayment for these loans. The condition of the local economy is an important indicator of risk, but there are also more specific risks depending on the collateral type as well as the business prospects of the lessee, if the project is not owner occupied.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 6. ALLOWANCE FOR LOAN LOSSES – continued

C&I—Loans made to operating companies or manufacturers for the purpose of production, operating capacity, accounts receivable, inventory or equipment financing. Cash flow from the operations of the company is the primary source of repayment for these loans. The condition of the local economy is an important indicator of risk, but there are also more specific risks depending on the industry of the company. Collateral for these types of loans often do not have sufficient value in a distressed or liquidation scenario to satisfy the outstanding debt.

Commercial Construction—Loans made to finance construction of buildings or other structures, as well as to finance the acquisition and development of raw land for various purposes. While the risk of these loans is generally confined to the construction period, if there are problems, the project may not be complete, and as such, may not provide sufficient cash flow on its own to service the debt or have sufficient value in a liquidation to cover the outstanding principal. The condition of the local economy is an important indicator of risk, but there are also more specific risks depending on the type of project and the experience and resources of the developer.

Consumer Real Estate—Loans secured by first and second liens such as home equity loans, home equity lines of credit and 1-4 family residences, including purchase money mortgages. The primary source of repayment for these loans is the income and assets of the borrower. The condition of the local economy, in particular the unemployment rate, is an important indicator of risk for this segment. The state of the local housing market can also have a significant impact on this segment because low demand and/or declining home values can limit the ability of borrowers to sell a property and satisfy the debt.

Other Consumer—Loans made to individuals that may be secured by assets other than 1-4 family residences, as well as unsecured loans. This segment includes auto loans, unsecured loans and lines and credit cards. The primary source of repayment for these loans is the income and assets of the borrower. The condition of the local economy, in particular the unemployment rate, is an important indicator of risk for this segment. The value of the collateral, if there is any, is less likely to be a source of repayment due to less certain collateral values.

We further assess risk within each portfolio segment by pooling loans with similar risk characteristics. For the commercial loan classes, the most important indicator of risk is the internally assigned risk rating, including pass, special mention and substandard. Consumer loans are pooled by type of collateral, lien position and loan to value ratio for consumer real estate loans. Historical loss rates are applied to these loan pools to determine the reserve for loans collectively evaluated for impairment.

The ALL methodology for groups of loans collectively evaluated for impairment is comprised of both a quantitative and qualitative analysis. A key assumption in the quantitative component of the reserve is the loss emergence period, or LEP. The LEP is an estimate of the average amount of time from the point at which a loss is incurred on a loan to the point at which the loss is confirmed. In general, the LEP is expected to be shorter in an economic slowdown or recession and longer during times of economic stability or growth, as customers are better able to delay loss confirmation after a potential loss event has occurred. In conjunction with our annual review of the ALL assumptions, we have updated our study of LEPs for our commercial portfolio segments using our loan charge-off history. Our study showed that the LEP for our commercial construction portfolio has lengthened and that our current estimated LEPs for the CRE and C&I portfolio segments did not materially change. We also lengthened the LEP for our consumer loan portfolio segments as economic conditions continue to improve. Another key assumption is the look-back period, or LBP, which represents the historical data period utilized to calculate loss rates. We lengthened the LBP for C&I, commercial construction and the consumer loan portfolio segments in order to capture relevant historical data believed to be reflective of losses inherent in the portfolios.

The changes made to the ALL assumptions were applied prospectively and did not result in a material change to the total ALL at September 30, 2014. Lengthening the LEP does increase the historical loss rates and

S&T BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 6. ALLOWANCE FOR LOAN LOSSES – continued

therefore the quantitative component of the ALL. We believe this makes the quantitative component of the ALL more reflective of inherent losses that exist within the loan portfolio, which resulted in a decrease in the qualitative component of the ALL. The ALL at September 30, 2014 reflects these changes within the commercial construction and consumer portfolio segments.

Management monitors various credit quality indicators for both the commercial and consumer loan portfolios, including delinquency, nonperforming status and changes in risk ratings on a monthly basis.

The following tables present the age analysis of past due loans segregated by class of loans as of September 30, 2014 and December 31, 2013:

	September 30, 2014
(dollars in thousands)	Current	30-59 Days Past Due	60-89 Days Past Due	Nonaccrual	Total Past Due	Total Loans
Commercial real estate	$1,684,411	$1,606	$458	$5,174	$7,238	$1,691,649
Commercial and industrial	943,389	317	234	2,426	2,977	946,366
Commercial construction	181,620	—	—	1,889	1,889	183,509
Residential mortgage	487,634	865	657	2,248	3,770	491,404
Home equity	414,279	2,380	265	1,735	4,380	418,659
Installment and other consumer	66,140	380	57	30	467	66,607
Consumer construction	2,995	—	—	—	—	2,995
Loans held for sale	3,126	—	—	—	—	3,126

Totals	$3,783,594	$5,548	$1,671	$13,502	$20,721	$3,804,315

	December 31, 2013
(dollars in thousands)	Current	30-59 Days Past Due	60-89 Days Past Due	Nonaccrual	Total Past Due	Total Loans
Commercial real estate	$1,595,590	$1,209	$207	$10,750	$12,166	$1,607,756
Commercial and industrial	836,276	2,599	278	3,296	6,173	842,449
Commercial construction	139,133	1,049	751	2,742	4,542	143,675
Residential mortgage	481,260	828	1,666	3,338	5,832	487,092
Home equity	408,777	2,468	659	2,291	5,418	414,195
Installment and other consumer	67,420	382	44	37	463	67,883
Consumer construction	3,149	—	—	—	—	3,149
Loans held for sale	2,136	—	—	—	—	2,136

Totals	$3,533,741	$8,535	$3,605	$22,454	$34,594	$3,568,335

We continually monitor the commercial loan portfolio through an internal risk rating system. Loan risk ratings are assigned based upon the creditworthiness of the borrower and are reviewed on an ongoing basis according to our internal policies. Loans within the pass rating generally have a lower risk of loss than loans risk rated as special mention or substandard.

Our risk ratings are consistent with regulatory guidance and are as follows:

Pass—The loan is currently performing and is of high quality.

Special Mention—A special mention loan has potential weaknesses that warrant management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects or in the strength of our credit position at some future date. Economic and market conditions, beyond the borrower’s control, may in the future necessitate this classification.

S&T BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 6. ALLOWANCE FOR LOAN LOSSES – continued

Substandard—A substandard loan is not adequately protected by the net worth and/or paying capacity of the borrower or by the collateral pledged, if any. Substandard loans have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. These loans are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected.

The following tables summarize the recorded investment in commercial loan classes by internally assigned risk ratings as of the dates presented:

	September 30, 2014
(dollars in thousands)	Commercial Real Estate	% of Total	Commercial and Industrial	% of Total	Commercial Construction	% of Total	Total	% of Total
Pass	$1,624,718	96.0%	$903,273	95.5%	$162,629	88.6%	$2,690,620	95.4%
Special mention	41,628	2.5%	27,809	2.9%	12,747	6.9%	82,184	2.9%
Substandard	25,303	1.5%	15,284	1.6%	8,133	4.5%	48,720	1.7%

Total	$1,691,649	100%	$946,366	100.0%	$183,509	100.0%	$2,821,524	100.0%

	December 31, 2013
(dollars in thousands)	Commercial Real Estate	% of Total	Commercial and Industrial	% of Total	Commercial Construction	% of Total	Total	% of Total
Pass	$1,519,720	94.5%	$792,029	94.0%	$119,177	82.9%	$2,430,926	93.7%
Special mention	57,073	3.6%	34,085	4.1%	15,621	10.9%	106,779	4.1%
Substandard	30,963	1.9%	16,335	1.9%	8,877	6.2%	56,175	2.2%

Total	$1,607,756	100.0%	$842,449	100.0%	$143,675	100.0%	$2,593,880	100.0%

We monitor the delinquent status of the consumer portfolio on a monthly basis. Loans are considered nonperforming when interest and principal are 90 days or more past due or management has determined that a material deterioration in the borrower’s financial condition exists. The risk of loss is generally highest for nonperforming loans.

The following tables indicate the recorded investment in consumer loan classes by performing and nonperforming status as of the dates presented:

	September 30, 2014
(dollars in thousands)	Residential Mortgage	% of Total	Home Equity	% of Total	Installment and other consumer	% of Total	Consumer Construction	% of Total	Total	% of Total
Performing	$489,156	99.5%	$416,924	99.6%	$66,577	99.9%	$2,995	100.0%	$975,652	99.6%
Nonperforming	2,248	0.5%	1,735	0.4%	30	0.1%	—	—%	4,013	0.4%

Total	$491,404	100.0%	$418,659	100.0%	$66,607	100.0%	$2,995	100.0%	$979,665	100.0%

	December 31, 2013
(dollars in thousands)	Residential Mortgage	% of Total	Home Equity	% of Total	Installment and other consumer	% of Total	Consumer Construction	% of Total	Total	% of Total
Performing	$483,754	99.3%	$411,904	99.4%	$67,846	99.9%	$3,149	100.0%	$966,653	99.4%
Nonperforming	3,338	0.7%	2,291	0.6%	37	0.1%	—	—%	5,666	0.6%

Total	$487,092	100.0%	$414,195	100.0%	$67,883	100.0%	$3,149	100.0%	$972,319	100.0%

S&T BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 6. ALLOWANCE FOR LOAN LOSSES – continued

We individually evaluate all substandard and nonaccrual commercial loans greater than $0.5 million for impairment. Loans are considered to be impaired when based upon current information and events it is probable that we will be unable to collect all principal and interest payments due according to the original contractual terms of the loan agreement. All TDRs are considered to be impaired loans and will be reported as an impaired loan for the remaining life of the loan, unless the restructuring agreement specifies an interest rate equal to or greater than the rate that would be accepted at the time of the restructuring for a new loan with comparable risk and it is expected that the remaining principal and interest will be fully collected according to the restructured agreement. For all TDRs, regardless of size, as well as all other impaired loans, we conduct further analysis to determine the probable loss and assign a specific reserve to the loan if deemed appropriate.

The following table presents investments in loans considered to be impaired and the related allowance at the dates indicated:

	September 30, 2014			December 31, 2013
(dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Recorded Investment	Unpaid Principal Balance	Related Allowance
Without a related allowance recorded:
Commercial real estate	$21,028	$26,366	$—	$26,968	$35,474	$—
Commercial and industrial	9,643	9,964	—	9,580	9,703	—
Commercial construction	8,143	11,831	—	7,391	12,353	—
Consumer real estate	7,000	7,553	—	8,026	9,464	—
Other consumer	111	115	—	124	128	—

Total without a Related Allowance Recorded	45,925	55,829	—	52,089	67,122	—

With a related allowance recorded:
Commercial real estate	—	—	—	—	—	—
Commercial and industrial	—	—	—	—	—	—
Commercial construction	—	—	—	681	1,383	25
Consumer real estate	45	45	45	53	53	53
Other consumer	22	22	10	33	33	19

Total with a Related Allowance Recorded	67	67	55	767	1,469	97

Total:
Commercial real estate	21,028	26,366	—	26,968	35,474	—
Commercial and industrial	9,643	9,964	—	9,580	9,703	—
Commercial construction	8,143	11,831	—	8,072	13,736	25
Consumer real estate	7,045	7,598	45	8,079	9,517	53
Other consumer	133	137	10	157	161	19

Total	$45,992	$55,896	$55	$52,856	$68,591	$97

S&T BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 6. ALLOWANCE FOR LOAN LOSSES – continued

The following tables present investments in loans considered to be impaired and interest income recognized for the periods presented:

	For the Three Months Ended
	September 30, 2014		September 30, 2013
(dollars in thousands)	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
Without a related allowance recorded:
Commercial real estate	$21,110	$159	$27,489	$271
Commercial and industrial	9,702	63	10,995	68
Commercial construction	8,160	58	9,768	46
Consumer real estate	7,034	100	8,349	114
Other consumer	115	1	119	1

Total without a Related Allowance Recorded	46,121	381	56,720	500

With a related allowance recorded:
Commercial real estate	—	—	1,014	—
Commercial and industrial	—	—	—	—
Commercial construction	—	—	5,929	49
Consumer real estate	47	1	100	2
Other consumer	23	—	35	1

Total with a Related Allowance Recorded	70	1	7,078	52

Total:
Commercial real estate	21,110	159	28,503	271
Commercial and industrial	9,702	63	10,995	68
Commercial construction	8,160	58	15,697	95
Consumer real estate	7,081	101	8,449	116
Other consumer	138	1	154	2

Total	$46,191	$382	$63,798	$552

S&T BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 6. ALLOWANCE FOR LOAN LOSSES – continued

	For the Nine Months Ended
	September 30, 2014		September 30, 2013
(dollars in thousands)	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
Without a related allowance recorded:
Commercial real estate	$21,593	$512	$29,951	$330
Commercial and industrial	9,477	177	11,964	203
Commercial construction	8,254	172	14,492	271
Consumer real estate	7,181	306	8,912	693
Other consumer	122	3	110	4

Total without a Related Allowance Recorded	46,627	1,170	65,429	1,501
With a related allowance recorded:
Commercial real estate	$—	$—	2,526	$5
Commercial and industrial	—	—	—	—
Commercial construction	—	—	1,976	49
Consumer real estate	49	2	62	—
Other consumer	24	2	21	3

Total with a Related Allowance Recorded	73	4	4,585	57
Total:
Commercial real estate	21,593	512	32,477	335
Commercial and industrial	9,477	177	11,964	203
Commercial construction	8,254	172	16,468	320
Consumer real estate	7,230	308	8,974	693
Other consumer	146	5	131	7

Total	$46,700	$1,174	$70,014	$1,558

The following tables detail activity in the ALL for the periods presented:

	Three Months Ended September 30, 2014
(dollars in thousands)	Commercial Real Estate	Commercial and Industrial	Commercial Construction	Consumer Real Estate	Other Consumer	Total Loans
Balance at beginning of period	$20,733	$13,004	$4,759	$6,705	$1,379	$46,580
Charge-offs	—	(37)	(234)	(436)	(295)	(1,002)
Recoveries	(154)	315	—	48	75	284

Net (Charge-offs)/ Recoveries	(154)	278	(234)	(388)	(220)	(718)
Provision for loan losses	(602)	616	653	446	341	1,454

Balance at End of Period	$19,977	$13,898	$5,178	$6,763	$1,500	$47,316

	Three Months Ended September 30, 2013
(dollars in thousands)	Commercial Real Estate	Commercial and Industrial	Commercial Construction	Consumer Real Estate	Other Consumer	Total Loans
Balance at beginning of period	$23,484	$9,123	$5,812	$6,655	$1,031	$46,105
Charge-offs	(840)	(759)	(480)	(585)	(327)	(2,991)
Recoveries	617	167	481	122	63	1,450

Net (Charge-offs)/ Recoveries	(223)	(592)	1	(463)	(264)	(1,541)
Provision for loan losses	(5,572)	6,268	2,186	185	352	3,419

Balance at End of Period	$17,689	$14,799	$7,999	$6,377	$1,119	$47,983

S&T BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 6. ALLOWANCE FOR LOAN LOSSES – continued

	Nine Months Ended September 30, 2014
(dollars in thousands)	Commercial Real Estate	Commercial and Industrial	Commercial Construction	Consumer Real Estate	Other Consumer	Total Loans
Balance at beginning of period	$18,921	$14,433	$5,374	$6,362	$1,165	$46,255
Charge-offs	(2,002)	(1,070)	(693)	(983)	(740)	(5,488)
Recoveries	1,681	3,564	140	272	284	5,941

Net Recoveries/(Charge-offs)	(321)	2,494	(553)	(711)	(456)	453
Provision for loan losses	1,377	(3,029)	357	1,112	791	608

Balance at End of Period	$19,977	$13,898	$5,178	$6,763	$1,500	$47,316

	Nine Months Ended September 30, 2013
(dollars in thousands)	Commercial Real Estate	Commercial and Industrial	Commercial Construction	Consumer Real Estate	Other Consumer	Total Loans
Balance at beginning of period	$25,246	$7,759	$7,500	$5,058	$921	$46,484
Charge-offs	(3,649)	(2,682)	(923)	(1,822)	(978)	(10,054)
Recoveries	2,939	457	536	630	242	4,804

Net (Charge-offs)/ Recoveries	(710)	(2,225)	(387)	(1,192)	(736)	(5,250)
Provision for loan losses	(6,847)	9,265	886	2,511	934	6,749

Balance at End of Period	$17,689	$14,799	$7,999	$6,377	$1,119	$47,983

The following tables present the ALL and recorded investments in loans by category as of September 30, 2014 and December 31, 2013:

	September 30, 2014
	Allowance for Loan Losses			Portfolio Loans
(dollars in thousands)	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total
Commercial real estate	$—	$19,977	$19,977	$21,028	$1,670,621	$1,691,649
Commercial and industrial	—	13,898	13,898	9,643	936,723	946,366
Commercial construction	—	5,178	5,178	8,143	175,366	183,509
Consumer real estate	45	6,718	6,763	7,045	906,013	913,058
Other consumer	10	1,490	1,500	133	66,474	66,607

Total	$55	$47,261	$47,316	$45,992	$3,755,197	$3,801,189

	December 31, 2013
	Allowance for Loan Losses			Portfolio Loans
(dollars in thousands)	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total
Commercial real estate	$—	$18,921	$18,921	$26,968	$1,580,788	$1,607,756
Commercial and industrial	—	14,433	14,433	9,580	832,869	842,449
Commercial construction	25	5,349	5,374	8,072	135,603	143,675
Consumer real estate	53	6,309	6,362	8,079	896,357	904,436
Other consumer	19	1,146	1,165	157	67,726	67,883

Total	$97	$46,158	$46,255	$52,856	$3,513,343	$3,566,199

S&T BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 7. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Interest Rate Swaps

Interest rate swaps are contracts in which a series of interest rate flows (fixed and variable) are exchanged over a prescribed period. The notional amounts on which the interest payments are based are not exchanged. These derivative positions relate to transactions in which we enter into an interest rate swap with a commercial customer while at the same time entering into an offsetting interest rate swap with another financial institution. In connection with each transaction, we agree to pay interest to the customer on a notional amount at a variable interest rate and receive interest from the customer on the same notional amount at a fixed rate. At the same time, we agree to pay another financial institution the same fixed interest rate on the same notional amount and receive the same variable interest rate on the same notional amount. The transaction allows our customer to effectively convert a variable rate loan to a fixed rate loan with us receiving a variable rate. These agreements could have floors or caps on the contracted interest rates.

Pursuant to our agreements with various financial institutions, we may receive collateral or may be required to post collateral based upon mark-to-market positions. Beyond unsecured threshold levels, collateral in the form of cash or securities may be made available to counterparties of interest rate swap transactions. Based upon our current positions and related future collateral requirements relating to them, we believe any effect on our cash flow or liquidity position to be immaterial.

Derivatives contain an element of credit risk, such as the possibility that we will incur a loss because a counterparty, which may be a financial institution or a customer, fails to meet its contractual obligations. All derivative contracts with financial institutions may be executed only with counterparties approved by our Asset and Liability Committee, or ALCO, and derivatives with customers may only be executed with customers within credit exposure limits approved by our Senior Loan Committee. Interest rate swaps are considered derivatives, but are not accounted for using hedge accounting. As such, changes in the fair value of the derivatives are recorded in current earnings and included in other noninterest income in the Consolidated Statements of Comprehensive Income.

Interest Rate Lock Commitments and Forward Sale Contracts

In the normal course of business, we sell originated mortgage loans into the secondary mortgage loan market. We also offer interest rate lock commitments to potential borrowers. The commitments are generally for 60 days and guarantee a specified interest rate for a loan if underwriting standards are met, but the commitment does not obligate the potential borrower to close on the loan. Accordingly, some commitments expire prior to becoming loans. We can encounter pricing risk if interest rates increase significantly before the loan can be closed and sold. We may utilize forward sale contracts in order to mitigate this pricing risk. Whenever a customer desires these products, a mortgage originator quotes a secondary market rate guaranteed for that day by the investor. The rate lock is executed between the mortgagee and us and in turn a forward sale contract may be executed between us and the investor. Both the interest rate lock commitment and the corresponding forward sale contract for each customer are considered derivatives, but are not accounted for using hedge accounting. As such, changes in the fair value of the derivatives during the commitment period are recorded in current earnings and included in mortgage banking in the Consolidated Statements of Comprehensive Income.

S&T BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 7. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES – continued

The following table indicates the amounts representing the value of derivative assets and derivative liabilities as of the dates presented:

	Derivatives (included in Other Assets)		Derivatives (included in Other Liabilities)
(dollars in thousands)	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013
Derivatives not Designated as Hedging Instruments:
Interest Rate Swap Contracts—Commercial Loans
Fair value	$12,125	$13,698	$12,103	$13,647
Notional amount	249,159	261,754	249,159	261,754
Collateral posted	—	—	11,492	12,611
Interest Rate Lock Commitments—Mortgage Loans
Fair value	187	85	—	—
Notional amount	7,854	3,989	—	—
Forward Sale Contracts—Mortgage Loans
Fair value	—	34	10	—
Notional amount	$—	$5,250	$7,948	$—

Presenting offsetting derivatives that are subject to legally enforceable netting arrangements with the same party is permitted. For example, we may have a derivative asset as well as a derivative liability with the same counterparty to a swap transaction and are permitted to offset the asset position and the liability position resulting in a net presentation.

The following table indicates the gross amounts of commercial loan swap derivative assets and derivative liabilities, the amounts offset and the carrying values in the Consolidated Balance Sheets as of the dates presented:

	Derivatives (included in Other Assets)		Derivatives (included in Other Liabilities)
(dollars in thousands)	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013
Derivatives not Designated as Hedging Instruments:
Gross amounts recognized	$12,341	$14,012	$12,319	$13,961
Gross amounts offset	(216)	(314)	(216)	(314)

Net amounts presented in the Consolidated Balance Sheets	12,125	13,698	12,103	13,647
Gross amounts not offset(1)	—	—	(11,492)	(12,611)

Net Amount	$12,125	$13,698	$611	$1,036

(1)	Amounts represent posted collateral.

S&T BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 7. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES – continued

The following table indicates the gain or loss recognized in income on derivatives for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
(dollars in thousands)	2014	2013	2014	2013
Derivatives not Designated as Hedging Instruments
Interest rate swap contracts—commercial loans	$(10)	$(10)	$(29)	$(166)
Interest rate lock commitments—mortgage loans	(105)	231	102	(261)
Forward sale contracts—mortgage loans	49	(519)	(43)	(114)

Total Derivatives Gain (Loss)	$(66)	$(298)	$30	$(541)

NOTE 8. BORROWINGS

Short-term borrowings are for terms under one year and were comprised of securities sold under repurchase agreements, or REPOs, and Federal Home Loan Bank, or FHLB, advances. Our REPOs were with our local customers. Securities pledged as collateral under these REPO financing arrangements cannot be sold or repledged by the secured party and are therefore accounted for as a secured borrowing. FHLB advances are for various terms secured by a blanket lien on our residential mortgages and other real estate secured loans.

Long-term borrowings are for original terms greater than one year and were comprised of FHLB advances, a capital lease and junior subordinated debt securities. Long-term FHLB advances have the same collateral requirements as their short-term equivalents. We had total long-term borrowings outstanding of $16.8 million at a fixed rate and $48.7 million at a variable rate at September 30, 2014, excluding our capital lease of $0.2 million.

Information pertaining to borrowings is summarized in the table below as of the dates presented:

	September 30, 2014		December 31, 2013
(dollars in thousands)	Balance	Weighted Average Rate	Balance	Weighted Average Rate
Short-term borrowings
Securities sold under repurchase agreements	$23,084	0.01%	$33,847	0.01%
Short-term borrowings	265,000	0.29%	140,000	0.30%

Total short-term borrowings	288,084	0.27%	173,847	0.24%
Long-term borrowings
Other long-term borrowings	20,042	2.97%	21,810	3.01%
Junior subordinated debt securities	45,619	2.69%	45,619	2.70%

Total long-term borrowings	65,661	2.78%	67,429	2.80%

Total Borrowings	$353,745	0.73%	$241,276	0.96%

We had total borrowings at September 30, 2014 and December 31, 2013 at the FHLB of Pittsburgh of $284.9 million and $161.6 million. This consisted of $265.0 million in short-term borrowings and $19.9 million in long-term borrowings at September 30, 2014. Our maximum borrowing capacity with the FHLB of Pittsburgh was $1.6 billion at September 30, 2014, with a remaining borrowing availability of $1.3 billion.

S&T BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 9. COMMITMENTS AND CONTINGENCIES

Commitments

In the normal course of business, we offer off-balance sheet credit arrangements to enable our customers to meet their financing objectives. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements. Our exposure to credit loss, in the event a customer does not satisfy the terms of their agreement, equals the contractual amount of the obligation less the value of any collateral. We apply the same credit policies in making commitments and standby letters of credit that are used for the underwriting of loans to customers. Commitments generally have fixed expiration dates, annual renewals or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon; the total commitment amounts do not necessarily represent future cash requirements. Our allowance for unfunded commitments totaled $2.7 million at September 30, 2014 and $2.9 million at December 31, 2013. The allowance for unfunded commitments is included in other liabilities in the Consolidated Balance Sheets.

Estimates of the fair value of these off-balance sheet items were not made because of the short-term nature of these arrangements and the credit standing of the counterparties.

The following table sets forth the commitments and letters of credit as of the dates presented:

(dollars in thousands)	September 30, 2014	December 31, 2013
Commitments to extend credit	$1,105,285	$1,038,529
Standby letters of credit	76,968	78,639

Total	$1,182,253	$1,117,168

Litigation

In the normal course of business, we are subject to various legal and administrative proceedings and claims. While any type of litigation contains a level of uncertainty, we believe that the outcome of such proceedings or claims will not have a material adverse effect on our consolidated financial position.

NOTE 10. OTHER COMPREHENSIVE INCOME

The following table presents the tax effects of the components of other comprehensive income (loss) for the periods presented:

	Three Months Ended September 30, 2014			Three Months Ended September 30, 2013
(dollars in thousands)	Pre-Tax Amount	Tax (Expense) Benefit	Net of Tax Amount	Pre-Tax Amount	Tax (Expense) Benefit	Net of Tax Amount
Change in unrealized gains/losses on securities available-for-sale	$(2,032)	$712	$(1,320)	$335	$(117)	$218
Reclassification adjustment for net (gains)/losses on securities available-for-sale included in net income(1)	—	—	—	(3)	1	(2)
Adjustment to funded status of employee benefit plans	269	(94)	175	631	(220)	411

Other Comprehensive Income (Loss)	$(1,763)	$618	$(1,145)	$963	$(336)	$627

S&T BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 10. OTHER COMPREHENSIVE INCOME – continued

(1)	Reclassification adjustments are comprised of realized security gains. The gains have been reclassified out of accumulated other comprehensive income (loss) and have affected certain lines in the Consolidated Statements of Comprehensive Income as follows; the pre-tax amount is included in securities gains-net, the tax expense amount is included in the provision for income taxes and the net of tax amount is included in net income.

	Nine Months Ended September 30, 2014			Nine Months Ended September 30, 2013
(dollars in thousands)	Pre-Tax Amount	Tax (Expense) Benefit	Net of Tax Amount	Pre-Tax Amount	Tax (Expense) Benefit	Net of Tax Amount
Change in unrealized gains/losses on securities available-for-sale	$7,844	$(2,746)	$5,098	$(13,494)	$4,723	$(8,771)
Reclassification adjustment for net (gains)/losses on securities available-for-sale included in net income(1)	(41)	15	(26)	(5)	2	(3)
Adjustment to funded status of employee benefit plans	692	(242)	450	1,827	(639)	1,188

Other Comprehensive Income (Loss)	$8,495	$(2,973)	$5,522	$(11,672)	$4,086	$(7,586)

(1)	Reclassification adjustments are comprised of realized security gains. The gains have been reclassified out of accumulated other comprehensive income and have affected certain lines in the consolidated statement of comprehensive income as follows; the pre-tax amount is included in securities gains-net, the tax expense amount is included in the provision for income taxes and the net of tax amount is included in net income.

NOTE 11. EMPLOYEE BENEFITS

We maintain a defined benefit pension plan, or Plan, covering substantially all employees hired prior to January 1, 2008. The benefits are based on years of service and the employee’s compensation for the highest five consecutive years in the last ten years. Contributions are intended to provide for benefits attributed to employee service to date and for those benefits expected to be earned in the future. At this time, we are not required to make a cash contribution to the Plan in 2014. The expected long-term rate of return on plan assets is 8.00 percent. Through September 30, 2014, there have been no changes to the Plan.

The following table summarizes the components of net periodic pension cost for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
(dollars in thousands)	2014	2013	2014	2013
Components of Net Periodic Pension Cost
Service cost—benefits earned during the period	$516	$659	$1,778	$2,075
Interest cost on projected benefit obligation	1,141	997	3,353	2,989
Expected return on plan assets	(1,710)	(1,526)	(5,180)	(4,656)
Amortization of prior service cost (credit)	(34)	(34)	(104)	(102)
Recognized net actuarial loss	287	642	705	1,818

Net Periodic Pension Expense	$200	$738	$552	$2,124

S&T BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 12. SEGMENTS

We manage three reportable operating segments including Community Banking, Insurance and Wealth Management.

•	Our Community Banking segment offers services which include accepting time and demand deposit accounts, originating commercial and consumer loans and providing letters of credit and credit card services.

•	Our Insurance segment includes a full-service insurance agency offering commercial property and casualty insurance, group life and health coverage, employee benefit solutions and personal insurance lines.

•	Our Wealth Management segment offers discount brokerage services, services as executor and trustee under wills and deeds, guardian and custodian of employee benefits and other trust and brokerage services, as well as a registered investment advisor that manages private investment accounts for individuals and institutions.

The following table represents total assets by reportable operating segment as of the dates presented:

(dollars in thousands)	September 30, 2014	December 31, 2013
Community Banking	$4,896,390	$4,524,939
Insurance	8,078	6,926
Wealth Management	2,276	1,325

Total Assets	$4,906,744	$4,533,190

The following tables provide financial information for our three segments for the three and nine month periods ended September 30, 2014 and 2013. The financial results of the business segments include allocations for shared services based on an internal analysis that supports line of business performance measurement. Shared services include expenses such as employee benefits, occupancy expense, computer support and corporate overhead. Even with these allocations, the financial results are not necessarily indicative of the business segments’ financial condition and results of operations if they existed as independent entities. The information provided under the caption “Eliminations” represents operations not considered to be reportable segments and/or general operating expenses and eliminations and adjustments, which are necessary for purposes of reconciling to the Consolidated Financial Statements.

	Three Months Ended September 30, 2014
(dollars in thousands)	Community Banking	Insurance	Wealth Management	Eliminations	Consolidated
Interest income	$40,581	$—	$109	$(85)	$40,605
Interest expense	3,435	—	—	(359)	3,076

Net interest income	37,146	—	109	274	37,529
Provision for loan losses	1,454	—	—	—	1,454
Noninterest income	7,742	1,496	2,748	(55)	11,931
Noninterest expense	23,691	1,127	2,245	219	27,282
Depreciation expense	878	13	7	—	898
Amortization of intangible assets	238	13	9	—	260
Provision for income taxes	4,577	120	209	—	4,906

Net Income	$14,050	$223	$387	$—	$14,660

S&T BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 12. SEGMENTS – continued

	Three Months Ended September 30, 2013
(dollars in thousands)	Community Banking	Insurance	Wealth Management	Eliminations	Consolidated
Interest income	$38,540	$—	$137	$(96)	$38,581
Interest expense	3,949	—	—	(642)	3,307

Net interest income	34,591	—	137	546	35,274
Provision for loan losses	3,419	—	—	—	3,419
Noninterest income	8,321	1,459	2,744	18	12,542
Noninterest expense	22,404	1,366	2,395	564	26,729
Depreciation expense	816	12	7	—	835
Amortization of intangible assets	355	13	11	—	379
Provision (benefit) for income taxes	4,027	18	162	—	4,207

Net Income	$11,891	$50	$306	$—	$12,247

	Nine Months Ended September 30, 2014
(dollars in thousands)	Community Banking	Insurance	Wealth Management	Eliminations	Consolidated
Interest income	$119,055	$1	$419	$(333)	$119,142
Interest expense	10,332	—	—	(1,165)	9,167

Net interest income	108,723	1	419	832	109,975
Provision for loan losses	608	—	—	—	608
Noninterest income	22,118	4,262	8,511	227	35,118
Noninterest expense	72,756	3,327	6,961	1,059	84,103
Depreciation expense	2,485	38	20	—	2,543
Amortization of intangible assets	805	38	30	—	873
Provision for income taxes	12,579	301	672	—	13,552

Net Income	$41,608	$559	$1,247	$—	$43,414

	Nine Months Ended September 30, 2013
(dollars in thousands)	Community Banking	Insurance	Wealth Management	Eliminations	Consolidated
Interest income	$114,733	$1	$411	$(168)	$114,977
Interest expense	13,403	—	—	(1,965)	11,438

Net interest income	101,330	1	411	1,797	103,539
Provision for loan losses	6,749	—	—	—	6,749
Noninterest income	27,144	4,406	8,130	535	40,215
Noninterest expense	70,293	4,002	7,428	2,332	84,055
Depreciation expense	2,609	35	23	—	2,667
Amortization of intangible assets	1,148	38	37	—	1,223
Provision (benefit) for income taxes	10,004	56	320	—	10,380

Net Income	$37,671	$276	$733	$—	$38,680

S&T BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 13. SUBSEQUENT EVENTS

On October 29, 2014, S&T and Integrity Bancshares, Inc., or Integrity, based in Camp Hill, Pennsylvania with eight branches and approximately $860 million in assets at September 30, 2014, entered into a definitive agreement and Plan of Merger of Integrity with and into S&T. The Merger Agreement provides that Integrity shareholders will have the opportunity to elect to receive in exchange for each share of Integrity common stock they own immediately prior to completion of the Merger either a cash payment of $52.50 or 2.0627 shares of S&T common stock. All shareholder elections will be subject to allocation and proration procedures set forth in the Merger Agreement which are intended to ensure that, in the aggregate, 80% of the Integrity common shares outstanding will be exchanged for S&T common stock and 20% of Integrity common shares outstanding will be exchanged for cash. The transaction is expected to be a tax-free exchange to the extent shareholders of Integrity receive S&T common stock in exchange for their Integrity shares.

The transaction, approved by the directors of both companies, was valued at $155 million and is expected to close in the first quarter of 2015, after satisfaction of customary closing conditions, including regulatory approvals and the approval of the shareholders of Integrity.

As soon as practicable following the Merger, Integrity Bank, a Pennsylvania state-chartered bank subsidiary of Integrity, will be merged with and into S&T Bank with S&T Bank continuing as the surviving bank. The bank merger is expected to close in the second quarter of 2015. However, for a period of at least three years following the Merger, S&T Bank intends to operate bank branches in the markets currently served by Integrity Bank using the name “Integrity Bank—A Division of S&T Bank”.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

S&T Bancorp, Inc. and subsidiaries:

We have audited S&T Bancorp, Inc. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2013 and 2012, and the related consolidated statements of net income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and our report dated February 21, 2014 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Pittsburgh, Pennsylvania

February 21, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

S&T Bancorp, Inc. and subsidiaries:

We have audited the accompanying consolidated balance sheets of S&T Bancorp, Inc. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of net income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of S&T Bancorp, Inc. and subsidiaries as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 21, 2014 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

Pittsburgh, Pennsylvania

February 21, 2014

CONSOLIDATED BALANCE SHEETS

S&T Bancorp, Inc. and Subsidiaries

	December 31,
(dollars in thousands, except share and per share data)	2013	2012
ASSETS
Cash and due from banks, including interest-bearing deposits of $53,594 and $257,116 at December 31, 2013 and 2012	$108,356	$337,711
Securities available-for-sale, at fair value	509,425	452,266
Loans held for sale	2,136	22,499
Portfolio loans, net of unearned income	3,566,199	3,346,622
Allowance for loan losses	(46,255)	(46,484)

Portfolio loans, net	3,519,944	3,300,138

Bank owned life insurance	60,480	58,619
Premises and equipment, net	36,615	38,676
Federal Home Loan Bank and other restricted stock, at cost	13,629	15,315
Goodwill	175,820	175,733
Other intangible assets, net	3,759	5,350
Other assets	103,026	120,395

Total Assets	$4,533,190	$4,526,702

LIABILITIES
Deposits:
Noninterest-bearing demand	$992,779	$960,980
Interest-bearing demand	312,790	316,760
Money market	281,403	361,233
Savings	994,805	965,571
Certificates of deposit	1,090,531	1,033,884

Total Deposits	3,672,308	3,638,428

Securities sold under repurchase agreements	33,847	62,582
Short-term borrowings	140,000	75,000
Long-term borrowings	21,810	34,101
Junior subordinated debt securities	45,619	90,619
Other liabilities	48,300	88,550

Total Liabilities	3,961,884	3,989,280

SHAREHOLDERS’ EQUITY
Common stock ($2.50 par value) Authorized—50,000,000 shares Issued—31,197,365 shares at December 31, 2013 and 2012 Outstanding—29,737,725 shares at December 31, 2013 and 29,732,209 shares at December 31, 2012	77,993	77,993
Additional paid-in capital	78,140	77,458
Retained earnings	468,158	436,039
Accumulated other comprehensive income (loss)	(12,694)	(13,582)
Treasury stock (1,459,640 shares at December 31, 2013 and 1,465,156 shares at December 31, 2012, at cost)	(40,291)	(40,486)

Total Shareholders’ Equity	571,306	537,422

Total Liabilities and Shareholders’ Equity	$4,533,190	$4,526,702

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF NET INCOME

S&T Bancorp, Inc. and Subsidiaries

	Years Ended December 31,
(dollars in thousands, except per share data)	2013	2012	2011
INTEREST INCOME
Loans, including fees	$142,492	$145,181	$154,121
Investment Securities:
Taxable	7,478	7,544	8,169
Tax-exempt	3,401	3,121	2,347
Dividends	385	405	442

Total Interest Income	153,756	156,251	165,079

INTEREST EXPENSE
Deposits	11,406	16,796	22,952
Borrowings and junior subordinated debt securities	3,157	4,228	4,781

Total Interest Expense	14,563	21,024	27,733

NET INTEREST INCOME	139,193	135,227	137,346
Provision for loan losses	8,311	22,815	15,609

Net Interest Income After Provision for Loan Losses	130,882	112,412	121,737

NONINTEREST INCOME
Securities gains (losses), net	5	3,016	(124)
Debit and credit card fees	10,931	11,134	10,889
Wealth management fees	10,696	9,808	8,180
Service charges on deposit accounts	10,488	9,992	9,978
Insurance fees	6,248	6,131	6,230
Gain on sale of merchant card servicing business	3,093	—	—
Mortgage banking	2,123	2,878	1,199
Other	7,943	8,953	7,705

Total Noninterest Income	51,527	51,912	44,057

NONINTEREST EXPENSE
Salaries and employee benefits	60,902	60,256	51,078
Data processing	9,021	9,620	6,853
Net occupancy	8,023	7,605	6,943
Furniture and equipment	4,883	5,262	4,941
Professional services and legal	4,186	5,659	5,437
Other taxes	3,743	3,200	3,381
Marketing	2,929	3,302	3,019
FDIC insurance	2,772	2,926	3,570
Other	20,933	25,033	18,686

Total Noninterest Expense	117,392	122,863	103,908

Income Before Taxes	65,017	41,461	61,886
Provision for income taxes	14,478	7,261	14,622

Net Income	50,539	34,200	47,264
Preferred stock dividends and discount amortization	—	—	7,611

Net Income Available to Common Shareholders	$50,539	$34,200	$39,653

Earnings per common share—basic	$1.70	$1.18	$1.41
Earnings per common share—diluted	1.70	1.18	1.41
Dividends declared per common share	0.61	0.60	0.60

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

S&T Bancorp, Inc. and Subsidiaries

	Years Ended December 31,
(dollars in thousands)	2013	2012	2011
Net Income	$50,539	$34,200	$47,264

Other Comprehensive Income (Loss), Before Tax:
Net change in unrealized (losses) gains on securities available-for-sale	(16,928)	4,097	6,702
Net available-for-sale securities (gains) losses reclassified into earnings	(5)	(3,016)	124
Adjustment to funded status of employee benefit plans	18,299	(271)	(18,787)

Other Comprehensive Income (Loss), Before Tax	1,366	810	(11,961)
Income tax (expense) benefit related to items of other comprehensive income	(478)	(284)	4,187

Other Comprehensive Income (Loss), After Tax	888	526	(7,774)

Comprehensive Income	$51,427	$34,726	$39,490

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

S&T Bancorp, Inc. and Subsidiaries

(in thousands, except share and per share data)	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance at December 31, 2010	$106,137	$74,285	$51,570	$401,734	$(6,334)	$(48,727)	$578,665
Net income for 2011				47,264			47,264
Other comprehensive income (loss), net of tax					(7,774)		(7,774)
Redemption of preferred stock	(108,676)						(108,676)
Preferred stock dividends and discount amortization	2,539			(7,611)			(5,072)
Cash dividends declared ($0.60 per share)				(16,830)			(16,830)
Treasury stock issued (182,507 shares, net)				(3,089)		4,971	1,882
Recognition of restricted stock compensation expense			1,133				1,133
Tax expense from stock-based compensation			(66)				(66)

Balance at December 31, 2011	$—	$74,285	$52,637	$421,468	$(14,108)	$(43,756)	$490,526
Net income for 2012				34,200			34,200
Other comprehensive income (loss), net of tax					526		526
Cash dividends declared ($0.60 per share)				(17,357)			(17,357)
Common stock issued in acquisition (1,483,327 shares)		3,708	23,902				27,610
Treasury stock issued (117,633 shares, net)				(2,272)		3,270	998
Recognition of restricted stock compensation expense			949				949
Tax expense from stock-based compensation			(30)				(30)

Balance at December 31, 2012	$—	$77,993	$77,458	$436,039	$(13,582)	$(40,486)	$537,422
Net income for 2013				50,539			50,539
Other comprehensive income (loss), net of tax					888		888
Cash dividends declared ($0.61 per share)				(18,137)			(18,137)
Treasury stock issued (5,516 shares, net)				(283)		195	(88)
Recognition of restricted stock compensation expense			586				586
Tax benefit from stock-based compensation			96				96

Balance at December 31, 2013	$—	$77,993	$78,140	$468,158	$(12,694)	$(40,291)	$571,306

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

S&T Bancorp, Inc. and Subsidiaries

	Years Ended December 31,
(dollars in thousands)	2013	2012	2011
OPERATING ACTIVITIES
Net Income	$50,539	$34,200	$47,264
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	8,311	22,815	15,609
Provision for unfunded loan commitments	(60)	1,811	(1,474)
Depreciation and amortization	5,333	7,000	6,323
Net amortization of discounts and premiums	3,826	2,280	1,191
Stock-based compensation expense	687	913	960
Securities (gains) losses, net	(5)	(3,016)	124
Net gain on sale of merchant card servicing business	(3,093)	—	—
Tax (benefit) expense from stock-based compensation	(96)	30	66
Mortgage loans originated for sale	(66,695)	(104,924)	(68,261)
Proceeds from the sale of loans	87,932	86,886	74,780
Deferred income taxes	(2,358)	1,038	2,448
Gain on the sale of loans, net	(874)	(1,612)	(875)
Net (increase) decrease in interest receivable	(130)	973	589
Net decrease in interest payable	(2,005)	(1,376)	(443)
Net decrease (increase) in other assets	25,681	18,815	4,132
Net (decrease) increase in other liabilities	(20,917)	18,057	(8,531)

Net Cash Provided by Operating Activities	86,076	83,890	73,902

INVESTING ACTIVITIES
Purchases of securities available-for-sale	(144,752)	(166,786)	(135,447)
Proceeds from maturities, prepayments and calls of securities available-for-sale	66,744	87,604	71,318
Proceeds from sales of securities available-for-sale	94	66,575	70
Net proceeds from the redemption of Federal Home Loan Bank stock	1,685	5,700	4,149
Net (increase) decrease in loans	(241,172)	(21,892)	185,182
Proceeds from the sale of loans not originated for resale	5,158	3,874	8,595
Purchases of premises and equipment	(2,833)	(2,179)	(2,531)
Proceeds from the sale of premises and equipment	643	142	404
Net cash acquired from bank acquisitions	—	18,639	—
Proceeds from the sale of merchant card servicing business	4,750	—	—

Net Cash (Used in) Provided by Investing Activities	(309,683)	(8,323)	131,740

FINANCING ACTIVITIES
Net (decrease) increase in core deposits	(22,767)	207,653	105,776
Net increase (decrease) in certificates of deposit	56,174	(217,311)	(87,553)
Net (decrease) increase in securities sold under repurchase agreements	(28,735)	28,442	(10,283)
Net increase (decrease) in short-term borrowings	65,000	—	75,000
Proceeds from long-term borrowings	—	4,311	4,192
Repayments of long-term borrowings	(12,291)	(15,088)	(1,682)
Repayment of junior subordinated debt	(45,000)	—	—
Redemption of preferred stock	—	—	(108,676)
Purchase of treasury shares	(88)	(49)	(64)
Sale of treasury shares	—	1,047	1,946
Preferred stock dividends	—	—	(5,072)
Cash dividends paid to common shareholders	(18,137)	(17,357)	(16,830)
Tax benefit (expense) from stock-based compensation	96	(30)	(66)

Net Cash Used in Financing Activities	(5,748)	(8,382)	(43,312)
Net (decrease) increase in cash and cash equivalents	(229,355)	67,185	162,330
Cash and cash equivalents at beginning of year	337,711	270,526	108,196

Cash and Cash Equivalents at End of Year	$108,356	$337,711	$270,526

Supplemental Disclosures
Interest paid	$16,568	$22,329	$27,733
Income taxes paid, net of refunds	13,130	4,063	15,100
Loans transferred to held for sale	5,158	19,255	8,753
Net assets (liabilities) from acquisitions, excluding cash and cash equivalents	—	(683)	—
Transfers to other real estate owned and other repossessed assets	1,238	1,915	8,472

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

S&T Bancorp, Inc. and Subsidiaries

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

S&T Bancorp, Inc., or S&T, was incorporated on March 17, 1983 under the laws of the Commonwealth of Pennsylvania as a bank holding company and has three wholly owned subsidiaries, S&T Bank, 9th Street Holdings, Inc. and STBA Capital Trust I. We own a one-half interest in Commonwealth Trust Credit Life Insurance Company, or CTCLIC.

We are presently engaged in nonbanking activities through the following five entities: 9th Street Holdings, Inc.; S&T Bancholdings, Inc.; CTCLIC; S&T Insurance Group, LLC and Stewart Capital Advisors, LLC. 9th Street Holdings, Inc. and S&T Bancholdings, Inc. are investment holding companies. CTCLIC, which is a joint venture with another financial institution, acts as a reinsurer of credit life, accident and health insurance policies sold by S&T Bank and the other institution. S&T Insurance Group, LLC, through its subsidiaries, offers a variety of insurance products. Stewart Capital Advisors, LLC is a registered investment advisor that manages private investment accounts for individuals and institutions and advises the Stewart Capital Mid Cap Fund.

On March 9, 2012, we completed the acquisition and conversion of Mainline Bancorp, Inc., or Mainline, a bank holding company based in Ebensburg, Pennsylvania. Mainline had one subsidiary, Mainline National Bank, with eight branches and $129.5 million in loans and $206.0 million in deposits. The acquisition expanded our market share and footprint throughout Cambria and Blair counties of Western Pennsylvania. The total acquisition cost of Mainline was $27.8 million.

On August 13, 2012, we completed the acquisition of Gateway Bank of Pennsylvania, a bank with $99.1 million in loans and $105.4 million in deposits, headquartered in McMurray, Pennsylvania. The total acquisition cost of Gateway Bank was $19.8 million. As of December 31, 2012, Gateway was operating as a separate wholly-owned subsidiary of S&T, with all transactions since the acquisition date consolidated in our financial statements. On February 8, 2013, Gateway Bank was merged into S&T Bank, and their two branches are now fully operational branches of S&T Bank.

Accounting Policies

Our financial statements have been prepared in accordance with U. S. generally accepted accounting principles, or GAAP. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates of the balance sheets and revenues and expenses for the periods then ended. Actual results could differ from those estimates. Our significant accounting policies are described below.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of S&T and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation. Investments of 20 percent to 50 percent of the outstanding common stock of investees are accounted for using the equity method of accounting.

Reclassification

Certain amounts in prior years’ financial statements and footnotes have been reclassified to conform to the current year’s presentation. The reclassifications had no significant effect on our results of operations or financial condition.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Business Combinations

We account for business combinations using the acquisition method of accounting. Under this method of accounting, the acquired company’s net assets are recorded at fair value at the date of acquisition, and the results of operations of the acquired company are combined with our results from that date forward. Acquisition costs are expensed when incurred. The difference between the purchase price and the fair value of the net assets acquired (including identified intangibles) is recorded as goodwill.

Fair Value Measurements

We use fair value measurements when recording and disclosing certain financial assets and liabilities. Securities available-for-sale, trading assets and derivatives are recorded at fair value on a recurring basis. Additionally, from time to time, we may be required to record other assets at fair value on a nonrecurring basis, such as loans held for sale, impaired loans, other real estate owned, or OREO, mortgage servicing rights, or MSRs, and certain other assets.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants at the measurement date. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities; it is not a forced transaction. In determining fair value, we use various valuation approaches, including market, income and cost approaches. The fair value standard establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing an asset or liability, which is developed, based on market data we have obtained from independent sources. Unobservable inputs reflect our estimate of assumptions that market participants would use in pricing an asset or liability, which are developed based on the best information available in the circumstances.

The fair value hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The fair value hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1: valuation is based upon unadjusted quoted market prices for identical instruments traded in active markets.

Level 2: valuation is based upon quoted market prices for similar instruments traded in active markets, quoted market prices for identical or similar instruments traded in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by market data.

Level 3: valuation is derived from other valuation methodologies, including discounted cash flow models and similar techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in determining fair value.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our policy is to recognize transfers between any of the fair value hierarchy levels at the end of the reporting period in which the transfer occurred.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

The following are descriptions of the valuation methodologies that we use for financial instruments recorded at fair value on either a recurring or nonrecurring basis.

Recurring Basis

Securities Available-for-Sale

Securities available-for-sale include both debt and equity securities. We obtain fair values for debt securities from a third-party pricing service which utilizes several sources for valuing fixed-income securities. We validate prices received from our pricing service through comparison to a secondary pricing service and broker quotes. We review the methodologies of the pricing service which provides us with a sufficient understanding of the valuation models, assumptions, inputs and pricing to reasonably measure the fair value of our securities. The market evaluation sources for debt securities include observable inputs rather than significant unobservable inputs and are classified as Level 2. The service provider utilizes pricing models that vary by asset class and include available trade, bid and other market information. Generally, the methodologies include broker quotes, proprietary models, and vast descriptive terms and conditions databases, as well as extensive quality control programs.

Marketable equity securities that have an active, quotable market are classified as Level 1. Marketable equity securities that are quotable, but are thinly traded or inactive, are classified as Level 2 and securities that are not readily traded and do not have a quotable market are classified as Level 3.

Trading Assets

We use quoted market prices to determine the fair value of our trading assets. Our trading assets are held in a Rabbi Trust under a deferred compensation plan and are invested in readily quoted mutual funds. Accordingly, these assets are classified as Level 1.

Derivative Financial Instruments

We use derivative instruments including interest rate swaps for commercial loans with our customers, interest rate lock commitments and the sale of mortgage loans in the secondary market. We calculate the fair value for derivatives using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. Each valuation considers the contractual terms of the derivative, including the period to maturity and uses observable market based inputs, such as interest rate curves and implied volatilities. Accordingly, derivatives are classified as Level 2. We incorporate credit valuation adjustments into the valuation models to appropriately reflect both our own nonperformance risk and the respective counterparty’s nonperformance risk in calculating fair value measurements. In adjusting the fair value of our derivative contracts for the effect of nonperformance risk, we have considered the impact of netting and any applicable credit enhancements and collateral postings.

Nonrecurring Basis

Loans Held for Sale

Loans held for sale consist of 1-4 family residential loans originated for sale in the secondary market and, from time to time, certain loans transferred from the loan portfolio to loans held for sale, all of which are carried at the lower of cost or fair value. The fair value of 1-4 family residential loans is based on the principal or most advantageous market currently offered for similar loans using observable market data. The fair value of the loans transferred from the loan portfolio is based on the amounts offered for these loans in currently pending sales transactions. Loans held for sale carried at fair value are classified as Level 3.

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Impaired Loans

Impaired loans are carried at the lower of carrying value or fair value. Fair value is determined as the recorded investment balance less any specific reserve. We establish a specific reserve based on the following three impairment methods: 1) the present value of expected future cash flows discounted at the loan’s original effective interest rate, 2) the loan’s observable market price or 3) the fair value of the collateral less estimated selling costs when the loan is collateral dependent and we expect to liquidate the collateral. However, if repayment is expected to come from the operation of the collateral, rather than liquidation, then we do not consider estimated selling costs in determining the fair value of the collateral. Collateral values are generally based upon appraisals by approved, independent state certified appraisers. Appraised values may be discounted based on our historical knowledge, changes in market conditions from the time of appraisal or our knowledge of the borrower and the borrower’s business. Impaired loans carried at fair value are classified as Level 3.

OREO and Other Repossessed Assets

OREO and other repossessed assets obtained in partial or total satisfaction of a loan are recorded at the lower of recorded investment in the loan or fair value less cost to sell. Subsequent to foreclosure, these assets are carried at the lower of the amount recorded at acquisition date or fair value less cost to sell. Accordingly, it may be necessary to record nonrecurring fair value adjustments. Fair value, when recorded, is generally based upon appraisals by approved, independent state certified appraisers. Like impaired loans, appraisals on OREO may be discounted based on our historical knowledge, changes in market conditions from the time of appraisal or other information available to us. OREO and other repossessed assets are classified as Level 3.

Mortgage Servicing Rights

The fair value of MSRs is determined by calculating the present value of estimated future net servicing cash flows, considering expected mortgage loan prepayment rates, discount rates, servicing costs and other economic factors, which are determined based on current market conditions. The expected rate of mortgage loan prepayments is the most significant factor driving the value of MSRs. MSRs are considered impaired if the carrying value exceeds fair value. The valuation model includes significant unobservable inputs; therefore, MSRs are classified as Level 3.

Other Assets

We measure certain other assets at fair value on a nonrecurring basis. Fair value is based on the application of lower of cost or fair value accounting, or write-downs of individual assets. Valuation methodologies used to measure fair value are consistent with overall principles of fair value accounting and consistent with those described above.

Financial Instruments

In addition to financial instruments recorded at fair value in our financial statements, fair value accounting guidance requires disclosure of the fair value of all of an entity’s assets and liabilities that are considered financial instruments. The majority of our assets and liabilities are considered financial instruments. Many of these instruments lack an available trading market as characterized by a willing buyer and willing seller engaged in an exchange transaction. Also, it is our general practice and intent to hold our financial instruments to maturity and to not engage in trading or sales activities with respect to such financial instruments. For fair value disclosure purposes, we substantially utilize the fair value measurement criteria as required and explained above. In cases where quoted fair values are not available, we use present value methods to determine the fair value of our financial instruments.

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Cash and Cash Equivalents and Other Short-Term Assets

The carrying amounts reported in the Consolidated Balance Sheets for cash and due from banks, including interest-bearing deposits, approximate fair value.

Loans

The fair value of variable rate performing loans is based on carrying values adjusted for credit risk. The fair value of fixed rate performing loans is estimated using a discounted cash flow analysis that utilizes interest rates currently being offered for similar loans and adjusted for credit risk. The fair value of nonperforming loans is based on their carrying values less any specific reserve. The carrying amount of accrued interest approximates fair value.

Bank Owned Life Insurance

Fair value approximates net cash surrender value of bank owned life insurance, or BOLI.

Deposits

The fair values disclosed for deposits without defined maturities (e.g., noninterest and interest-bearing demand, money market and savings accounts) are by definition equal to the amounts payable on demand. The carrying amounts for variable rate, fixed-term time deposits approximate their fair values. Estimated fair values for fixed rate and other time deposits are based on discounted cash flow analysis using interest rates currently offered for time deposits with similar terms. The carrying amount of accrued interest approximates fair value.

Short-Term Borrowings

The carrying amounts of securities sold under repurchase agreements and other short-term borrowings approximate their fair values.

Long-Term Borrowings

The fair values disclosed for fixed rate long-term borrowings are determined by discounting their contractual cash flows using current interest rates for long-term borrowings of similar remaining maturities. The carrying amounts of variable rate long-term borrowings approximate their fair values.

Junior Subordinated Debt Securities

The variable rate junior subordinated debt securities reprice quarterly; therefore, the fair values approximate the carrying values.

Loan Commitments and Standby Letters of Credit

Off-balance sheet financial instruments consist of commitments to extend credit and letters of credit. Except for interest rate lock commitments, estimates of the fair value of these off-balance sheet items are not made because of the short-term nature of these arrangements and the credit standing of the counterparties.

Other

Estimates of fair value are not made for items that are not defined as financial instruments, including such items as our core deposit intangibles and the value of our trust operations.

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Cash and Cash Equivalents

We consider cash and due from banks, interest-bearing deposits with banks and federal funds sold as cash and cash equivalents.

Securities

We determine the appropriate classification of securities at the time of purchase. All securities, including both debt and equity securities, are classified as available-for-sale. These are securities that we intend to hold for an indefinite period of time, but that may be sold in response to changes in interest rates, prepayment risk, liquidity needs or other factors. Such securities are carried at fair value with net unrealized gains and losses deemed to be temporary, reported as a component of other comprehensive income (loss), net of tax. Realized gains and losses on the sale of available-for-sale securities and other-than-temporary impairment, or OTTI, charges are recorded within noninterest income in the Consolidated Statements of Net Income. Realized gains and losses on the sale of securities are determined using the specific-identification method. Bond premiums are amortized to the call date and bond discounts are accreted to the maturity date, both on a level yield basis.

An investment security is considered impaired if its fair value is less than its cost or amortized cost basis. We perform a quarterly review of our securities to identify those that may indicate an OTTI. Our policy for OTTI within the marketable equity securities portfolio generally requires an impairment charge when the security is in a loss position for 12 consecutive months, unless facts and circumstances would suggest the need for an OTTI prior to that time. Our policy for OTTI within the debt securities portfolio is based upon a number of factors, including but not limited to, the length of time and extent to which the estimated fair value has been less than cost, the financial condition of the underlying issuer, the ability of the issuer to meet contractual obligations, the best estimate of the impairment charge representing credit losses, the likelihood of the security’s ability to recover any decline in its estimated fair value and whether management intends to sell the security or if it is more likely than not that management will be required to sell the investment security prior to the security’s recovery. If the impairment is considered other-than-temporary based on management’s review, the impairment must be separated into credit and non-credit components. The credit component is recognized in the Consolidated Statements of Net Income and the non-credit component is recognized in other comprehensive income (loss), net of applicable taxes.

Loans Held for Sale

Loans held for sale consist of 1-4 family residential loans originated for sale in the secondary market and from time to time, certain loans transferred from the loan portfolio to loans held for sale, all of which are carried at the lower of cost or fair value. If a loan is transferred from the loan portfolio to the held-for-sale category, any write-down in the carrying amount of the loan at the date of transfer is recorded as a charge-off against the allowance for loan loss, or ALL. Subsequent declines in fair value are recognized as a charge to noninterest income. When a loan is placed in the held-for-sale category, we stop amortizing the related deferred fees and costs. The remaining unamortized fees and costs are recognized as part of the cost basis of the loan at the time it is sold. Gains and losses on sales of loans held for sale are included in other noninterest income in the Consolidated Statements of Net Income.

Loans

Loans are reported at the principal amount outstanding net of unearned income, unamortized premiums or discounts and deferred origination fees and costs. We defer certain nonrefundable loan origination and commitment fees. Accretion of discounts and amortization of premiums on loans are included in interest income in the Consolidated Statements of Net Income. Loan origination fees and direct loan origination costs are deferred and amortized as an adjustment of loan yield over the respective lives of the loans without consideration

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

of anticipated prepayments. If a loan is paid off, the remaining unaccreted or unamortized net origination fees and costs are immediately recognized into income or expense. Interest is accrued and interest income is recognized on loans as earned.

Closed-end installment loans, amortizing loans secured by real estate and any other loans with payments scheduled monthly are reported past due when the borrower is in arrears two or more monthly payments. Other multi-payment obligations with payments scheduled other than monthly are reported past due when one scheduled payment is due and unpaid for 30 days or more.

Generally, consumer loans are charged off against the ALL upon the loan reaching 90 days past due. Commercial loans are charged off as management becomes aware of facts and circumstances that raise doubt as to the collectability of all or a portion of the principal and when we believe a confirmed loss exists.

Nonaccrual or Nonperforming Loans

We stop accruing interest on a loan (nonaccrual loan) when the borrower’s payment is 90 days past due. Loans are also placed on nonaccrual status when payment is not past due, but we have doubt about the borrower’s ability to comply with contractual repayment terms. When the interest accrual is discontinued, all unpaid accrued interest is reversed against interest income. Interest income is recognized on nonaccrual loans on a cash basis if recovery of the remaining principal is reasonably assured. As a general rule, a nonaccrual loan may be restored to accrual status when its principal and interest is paid current and the bank expects repayment of the remaining contractual principal and interest, or when the loan otherwise becomes well secured and in the process of collection.

Troubled Debt Restructurings

Troubled Debt Restructurings, or TDRs, are loans where we, for economic or legal reasons related to a borrower’s financial difficulty, grant a concession to the borrower that we would not otherwise grant. We strive to identify borrowers in financial difficulty early and work with them to modify the terms before their loan reaches nonaccrual status. These modified terms generally include extensions of maturity dates at a stated interest rate lower than the current market rate for a new loan with similar risk characteristics, reductions in contractual interest rates or principal deferment. While unusual, there may be instances of principal forgiveness. These modifications are generally for longer term periods that would not be considered insignificant. Additionally, we classify loans where the debt obligation has been discharged through a Chapter 7 Bankruptcy and not reaffirmed as TDRs.

We individually evaluate all substandard commercial loans that experienced a forbearance or change in terms agreement, as well as all substandard consumer and residential mortgage loans that entered into an agreement to modify their existing loan to determine if they should be designated as TDRs.

All TDRs will be reported as impaired loans for the remaining life of the loan, unless the restructuring agreement specifies an interest rate equal to or greater than the rate that would be accepted at the time of the restructuring for a new loan with comparable risk and it is fully expected that the remaining principal and interest will be collected according to the restructured agreement. Further, all impaired loans are reported as nonaccrual loans unless the loan is a TDR that has met the requirements to be returned to accruing status. TDRs can be returned to accruing status if the ultimate collectability of all contractual amounts due, according to the restructured agreement, is not in doubt and there is a period of a minimum of six months of satisfactory payment performance by the borrower either immediately before or after the restructuring.

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Allowance for Loan Losses

The ALL reflects our estimates of probable losses inherent in the loan portfolio at the balance sheet date. The methodology for determining the ALL has two main components: evaluation and impairment tests of individual loans and evaluation and impairment tests of certain groups of homogeneous loans with similar risk characteristics.

A loan is considered impaired when it is probable that we will be unable to collect all principal and interest payments due according to the original contractual terms of the loan agreement. We individually evaluate all substandard and nonaccrual commercial loans greater than $0.5 million for impairment. All TDRs will be reported as an impaired loan for the remaining life of the loan, unless the restructuring agreement specifies an interest rate equal to or greater than the rate that would be accepted at the time of the restructuring for a new loan with comparable risk and it is fully expected that the remaining principal and interest will be collected according to the restructured agreement. For all TDRs, regardless of size, as well as all other impaired loans, we conduct further analysis to determine the probable loss and assign a specific reserve to the loan if deemed appropriate. Specific reserves are established based upon the following three impairment methods: 1) the present value of expected future cash flows discounted at the loan’s original effective interest rate, 2) the loan’s observable market price or 3) the estimated fair value of the collateral if the loan is collateral dependent. Our impairment evaluations consist primarily of the fair value of collateral method because most loans are collateral dependent. Collateral values are discounted to consider disposition costs when appropriate. A specific reserve is established or a charge-off is taken if the fair value of the impaired loan is less than the recorded investment in the loan balance.

The ALL for homogeneous loans is calculated using a systematic methodology with both a quantitative and a qualitative analysis that is applied on a quarterly basis. The ALL model is comprised of five distinct portfolio segments: 1) Commercial Real Estate, or CRE, 2) Commercial and Industrial, or C&I, 3) Commercial Construction, 4) Consumer Real Estate and 5) Other Consumer. Each segment has a distinct set of risk characteristics monitored by management. We further assess and monitor risk and performance at a more disaggregated level which includes our internal risk rating system for the commercial segments and type of collateral, lien position and loan-to-value, or LTV, for the consumer segments.

We first apply historical loss rates to pools of loans with similar risk characteristics. Loss rates are calculated by historical charge-offs that have occurred within each pool of loans over the loss emergence period, or LEP. The LEP is an estimate of the average amount of time from the point at which a loss is incurred on a loan to the point at which the loss is confirmed. In general, the LEP will be shorter in an economic slowdown or recession and longer during times of economic stability or growth, as customers are better able to delay loss confirmation after a potential loss event has occurred.

Due to the recent improvement in economic conditions, we completed an internal study utilizing our loan charge-off history to recalibrate the LEPs of the commercial portfolio segments. Consistent with the improved economic conditions, the LEPs have lengthened, and as a result, we lengthened our LEP assumption for each of the commercial portfolio segments. We estimate the loss emergence period to be three and a half years for CRE, two and a half years for C&I and two years for Commercial Construction. We believe that the consumer portfolio segment LEPs have also lengthened as they are influenced by the same improvement in economic conditions that impacted the commercial portfolio segments. We therefore also lengthened the LEP assumption for the consumer portfolio to one and a half years. We use a two to five year look back period to calculate the historic loss rates depending on the portfolio segment.

The changes made to the ALL assumptions were applied prospectively and did not result in a material change to the total ALL. Lengthening the LEP does increase the historical loss rates and therefore the quantitative component of the ALL. We believe this makes the quantitative component of the ALL more

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reflective of inherent losses that exist within the loan portfolio, which resulted in a decrease in the qualitative component of the ALL. The changes to the LEPs also improved our insight into the inherent risk of the individual commercial portfolio segments. As the economic conditions have improved, our data indicates that the CRE segment has less inherent loss and that the C&I segment contains greater inherent loss. The ALL at December 31, 2013 reflects these changes within the CRE and C&I portfolio segments.

Qualitative adjustments are aggregated into five categories, including process, economic conditions, loan portfolio, asset quality and other external factors.

Within the five aforementioned categories, the following qualitative factors are considered:

1)	Changes in our lending policies and procedures, including underwriting standards, collection, charge-off and recovery practices not considered elsewhere in estimating credit losses;

2)	Changes in national, regional, and local economic and business conditions and developments that affect the collectability of the portfolio, including the condition of various market segments;

3)	Changes in the nature and volume of our loan portfolio and terms of loans;

4)	Changes in the experience, ability and depth of our lending management and staff;

5)	Changes in the volume and severity of past due loans, the volume of nonaccrual loans, and the volume and severity of adversely classified or graded loans;

6)	Changes in the quality of our loan review system;

7)	Changes in the value of the underlying collateral for collateral-dependent loans;

8)	The existence and effect of any concentrations of credit and changes in the level of such concentrations; and

9)	The effect of external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in our current loan portfolio.

Bank Owned Life Insurance

We have purchased life insurance policies on certain executive officers and employees. We receive the cash surrender value of each policy upon its termination or benefits are payable upon the death of the insured. Changes in net cash surrender value are recognized in noninterest income or expense in the Consolidated Statements of Net Income.

Premises and Equipment

Premises and equipment, including leasehold improvements, are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred, while improvements that extend an asset’s useful life are capitalized and depreciated over the estimated remaining life of the asset. Depreciation expense is computed by the straight-line method for financial reporting purposes and accelerated methods for income tax purposes over the estimated useful lives of the particular assets. Management reviews long-lived assets using events and circumstances to determine if and when an asset is evaluated for recoverability.

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The estimated useful lives for the various asset categories are as follows:

1) Land and Land Improvements	Non-depreciating asset
2) Buildings	25 Years
3) Furniture and Fixtures	5 Years
4) Computer Equipment and Software	5 Years or term of license
5) Other Equipment	5 Years
6) Vehicles	5 Years
7) Leasehold Improvements	Lesser of estimated useful life of the asset (generally 15 years unless established otherwise) or the remaining term of the lease, including renewal options in the lease that are reasonably assured of exercise

Restricted Investment in Bank Stock

Federal Home Loan Bank, or FHLB, stock is carried at cost and evaluated for impairment based on the ultimate recoverability of the par value. We hold FHLB stock because we are a member of the FHLB of Pittsburgh. The FHLB requires members to purchase and hold a specified level of FHLB stock based upon on the members asset value, level of borrowings and participation in other programs offered. Stock in the FHLB is non-marketable and is redeemable at the discretion of the FHLB. Members do not purchase stock in the FHLB for the same reasons that traditional equity investors acquire stock in an investor-owned enterprise. Rather, members purchase stock to obtain access to the low-cost products and services offered by the FHLB. Unlike equity securities of traditional for-profit enterprises, the stock of the FHLB does not provide its holders with an opportunity for capital appreciation because, by regulation, FHLB stock can only be purchased, redeemed and transferred at par value. Both cash and stock dividends are reported as income in taxable investment securities in the Consolidated Statements of Net Income. FHLB stock is evaluated for OTTI on a quarterly basis.

Atlantic Community Bankers’ Bank, or ACBB, stock is carried at cost and evaluated for impairment based on the ultimate recoverability of the carrying value. We do not currently use their membership products and services. We acquired ACBB stock through various mergers of banks that were ACBB members. ACBB stock is evaluated for OTTI on a quarterly basis.

Goodwill and Other Intangible Assets

We have three reporting units: Community Banking, Insurance and Wealth Management. At December 31, 2013, we had goodwill of $175.8 million, including $171.6 million in Community Banking, representing 98 percent of total goodwill and $4.2 million in Insurance, representing two percent of total goodwill. The carrying value of goodwill is tested annually for impairment each October 1 or more frequently if it is determined that we should do so. We first assess qualitatively whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Our qualitative assessment considers such factors as macroeconomic conditions, market conditions specifically related to the banking industry, our overall financial performance and various other factors. If we determine that it is more likely than not that the fair value is less than the carrying amount, we proceed to test for impairment. The evaluation for impairment involves comparing the current estimated fair value of each reporting unit to its carrying value, including goodwill. If the current estimated fair value of a reporting unit exceeds its carrying value, no additional testing is required and impairment loss is not recorded. If the estimated fair value of a reporting unit is less than the carrying value, further valuation procedures are performed and could result in impairment of goodwill being recorded. Further valuation procedures would include allocating the estimated fair value to all assets and liabilities of the reporting unit to determine an implied goodwill value. If the implied value of goodwill of a reporting unit is less than the carrying amount of that goodwill, an impairment loss is recognized in an amount equal to that excess.

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We have core deposit and other intangible assets resulting from acquisitions which are subject to amortization. We determine the amount of identifiable intangible assets based upon independent core deposit and insurance contract analyses at the time of the acquisition. Intangible assets with finite useful lives are evaluated for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

Variable Interest Entities

Variable interest entities, or VIEs, are legal entities that generally either do not have equity investors with voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. When an enterprise has both the power to direct the economic activities of the VIE and the obligation to absorb losses of the VIE or the right to receive benefits of the VIE, the entity has a controlling financial interest in the VIE. A VIE often holds financial assets, including loans or receivables, or other property. The company with a controlling financial interest, the primary beneficiary, is required to consolidate the VIE into its Consolidated Balance Sheets. S&T has one wholly-owned trust subsidiary, STBA Capital Trust I, or the Trust, for which it does not absorb a majority of expected losses or receive a majority of the expected residual returns. At its inception in 2008, the Trust issued floating rate trust preferred securities to the Trustee, another financial institution, and used the proceeds from the sale to invest in junior subordinated debt, which is the sole asset of the Trust. The Trust pays dividends on the trust preferred securities at the same rate as the interest we pay on our junior subordinated debt held by the Trust. Because the third-party investors are the primary beneficiaries, the Trust qualifies as a VIE. Accordingly, the Trust and its net assets are not included in our Consolidated Financial Statements. However, the junior subordinated debt issued by S&T is included in our Consolidated Balance Sheets.

Joint Ventures

We have made investments directly in Low Income Housing Tax Credit, or LIHTC, partnerships formed with third parties. As a limited partner in these operating partnerships, we receive tax credits and tax deductions for losses incurred by the underlying properties. These investments are amortized over a maximum of 10 years, which represents the period that the tax credits will be utilized. We have determined that we are not the primary beneficiary of these investments because the general partners have the power to direct the activities that most significantly impact the economic performance of the partnership and have both the obligation to absorb expected losses and the right to receive benefits.

OREO and Other Repossessed Assets

OREO and other repossessed assets are included in other assets in the Consolidated Balance Sheets and are comprised of properties acquired through foreclosure proceedings or acceptance of a deed in lieu of a foreclosure. At the time of foreclosure, these properties are recorded at the lower of the recorded investment in the loan or fair value less cost to sell. Loan losses arising from the acquisition of such property initially are charged against the ALL. Subsequently, these assets are carried at the lower of carrying value or current fair value less cost to sell. Gains or losses realized subsequent to acquisition are recorded in other expenses in the Consolidated Statements of Net Income.

Mortgage Servicing Rights

MSRs are recognized as separate assets when commitments to fund a loan to be sold are made. Upon commitment, the MSR is established, which represents the then current estimated fair value of future net cash flows expected to be realized for performing the servicing activities. The estimated fair value of the MSRs is estimated by calculating the present value of estimated future net servicing cash flows, considering expected

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

mortgage loan prepayment rates, discount rates, servicing costs and other economic factors, which are determined based on current market conditions. The expected rate of mortgage loan prepayments is the most significant factor driving the value of MSRs. Increases in mortgage loan prepayments reduce estimated future net servicing cash flows because the life of the underlying loan is reduced. In determining the estimated fair value of MSRs, mortgage interest rates, which are used to determine prepayment rates, are held constant over the estimated life of the portfolio. MSRs are reported in other assets in the Consolidated Balance Sheets and are amortized into noninterest income in the Consolidated Statements of Net Income in proportion to, and over the period of, the estimated future net servicing income of the underlying mortgage loans.

MSRs are regularly evaluated for impairment based on the estimated fair value of those rights. The MSRs are stratified by certain risk characteristics, primarily loan term and note rate. If temporary impairment exists within a risk stratification tranche, a valuation allowance is established through a charge to income equal to the amount by which the carrying value exceeds the estimated fair value. If it is later determined that all or a portion of the temporary impairment no longer exists for a particular tranche, the valuation allowance is reduced.

MSRs are also reviewed for OTTI. OTTI exists when the recoverability of a recorded valuation allowance is determined to be remote, taking into consideration historical and projected interest rates and loan pay-off activity. When this situation occurs, the unrecoverable portion of the valuation allowance is applied as a direct write-down to the carrying value of the MSR. Unlike a valuation allowance, a direct write-down permanently reduces the carrying value of the MSR and the valuation allowance, precluding subsequent recoveries.

Derivative Financial Instruments

Interest Rate Swaps

In accordance with applicable accounting guidance for derivatives and hedging, all derivatives are recognized as either assets or liabilities on the balance sheet at fair value. Interest rate swaps are contracts in which a series of interest rate flows (fixed and variable) are exchanged over a prescribed period. The notional amounts on which the interest payments are based are not exchanged. These derivative positions relate to transactions in which we enter into an interest rate swap with a commercial customer while at the same time entering into an offsetting interest rate swap with another financial institution. In connection with each transaction, we agree to pay interest to the customer on a notional amount at a variable interest rate and receive interest from the customer on a same notional amount at a fixed rate. At the same time, we agree to pay another financial institution the same fixed interest rate on the same notional amount and receive the same variable interest rate on the same notional amount. The transaction allows our customer to effectively convert a variable rate loan to a fixed rate loan with us receiving a variable rate. These agreements could have floors or caps on the contracted interest rates.

Pursuant to our agreements with various financial institutions, we may receive collateral or may be required to post collateral based upon mark-to-market positions. Beyond unsecured threshold levels, collateral in the form of cash or securities may be made available to counterparties of interest rate swap transactions. Based upon our current positions and related future collateral requirements relating to them, we believe any effect on our cash flow or liquidity position to be immaterial.

Derivatives contain an element of credit risk, the possibility that we will incur a loss because a counterparty, which may be a financial institution or a customer, fails to meet its contractual obligations. All derivative contracts with financial institutions may be executed only with counterparties approved by our Asset and Liability Committee, or ALCO, and derivatives with customers may only be executed with customers within credit exposure limits approved by our Senior Loan Committee. Interest rate swaps are considered derivatives, but are not accounted for using hedge accounting. As such, changes in the estimated fair value of the derivatives are recorded in current earnings and included in other noninterest income in the Consolidated Statements of Net Income.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Interest Rate Lock Commitments and Forward Sale Contracts

In the normal course of business, we sell originated mortgage loans into the secondary mortgage loan market. We also offer interest rate lock commitments to potential borrowers. The commitments are generally for 60 days and guarantee a specified interest rate for a loan if underwriting standards are met, but the commitment does not obligate the potential borrower to close on the loan. Accordingly, some commitments expire prior to becoming loans. We can encounter pricing risks if interest rates increase significantly before the loan can be closed and sold. We may utilize forward sale contracts in order to mitigate this pricing risk. Whenever a customer desires these products, a mortgage originator quotes a secondary market rate guaranteed for that day by the investor. The rate lock is executed between the mortgagee and us and in turn a forward sale contract may be executed between us and the investor. Both the rate lock commitment and the corresponding forward sale contract for each customer are considered derivatives, but are not accounted for using hedge accounting. As such, changes in the estimated fair value of the derivatives during the commitment period are recorded in current earnings and included in mortgage banking in the Consolidated Statements of Net Income.

Allowance for Unfunded Commitments

In the normal course of business, we offer off-balance sheet credit arrangements to enable our customers to meet their financing objectives. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements. Our exposure to credit loss, in the event the customer does not satisfy the terms of the agreement, equals the contractual amount of the obligation less the value of any collateral. We apply the same credit policies in making commitments and standby letters of credit that are used for the underwriting of loans to customers. Commitments generally have fixed expiration dates, annual renewals or other termination clauses and may require payment of a fee. Because many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The allowance for unfunded commitments is included in other liabilities in the Consolidated Balance Sheets. The allowance for unfunded commitments is determined using a similar methodology as our ALL. The reserve is calculated by applying historical loss rates from our ALL model to the estimated future utilization of our unfunded commitments.

Treasury Stock

The repurchase of our common stock is recorded at cost. At the time of reissuance, the treasury stock account is reduced using the average cost method. Gains and losses on the reissuance of common stock are recorded in additional paid-in capital, to the extent additional paid-in capital from previous treasury share transactions exists. Any deficiency is charged to retained earnings.

Revenue Recognition

We recognize revenues as they are earned based on contractual terms or as services are provided when collectability is reasonably assured. Our principal source of revenue is interest income, which is recognized on an accrual basis. Interest and dividend income, loan fees, trust fees, fees and charges on deposit accounts, insurance commissions and other ancillary income related to our deposits and lending activities are accrued as earned.

Wealth Management Fees

Assets held in a fiduciary capacity by the subsidiary bank, S&T Bank, are not our assets and are therefore not included in our Consolidated Financial Statements. Wealth management fee income is reported in the Consolidated Statements of Net Income on an accrual basis.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Stock-Based Compensation

Stock-based compensation may include stock options and restricted stock which is measured using the fair value method of accounting. The grant date fair value is recognized over the period during which the recipient is required to provide service in exchange for the award. Stock option expense is determined utilizing the Black-Scholes model. Restricted stock expense is determined using the grant date fair value. We estimate expected forfeitures when stock-based awards are granted and record compensation expense only for awards that are expected to vest.

Pensions

The expense for S&T Bank’s qualified and nonqualified defined benefit pension plans is actuarially determined using the projected unit credit actuarial cost method. It requires us to make economic assumptions regarding future interest rates and asset returns as well as various demographic assumptions. We estimate the discount rate used to measure benefit obligations by applying the projected cash flow for future benefit payments to a yield curve of high-quality corporate bonds available in the marketplace and by employing a model that matches bonds to our pension cash flows. The expected return on plan assets is an estimate of the long-term rate of return on plan assets, which is determined based on the current asset mix and estimates of return by asset class. We recognize in the Consolidated Balance Sheets an asset for the plan’s overfunded status or a liability for the plan’s underfunded status. Gains or losses related to changes in benefit obligations or plan assets resulting from experience different from that assumed are recognized as other comprehensive income (loss) in the period in which they occur. To the extent that such gains or losses exceed ten percent of the greater of the projected benefit obligation or plan assets, they are recognized as a component of pension costs over the future service periods of active plan participants. The funding policy for the qualified plan is to contribute an amount each year that is at least equal to the minimum required contribution as determined under the Pension Protection Act of 2006 and a new federal law named Moving Ahead for Progress in the 21st Century Act, but not more than the maximum amount permissible for taxable plan sponsors. Our nonqualified plans are unfunded.

Marketing Costs

We expense all marketing-related costs, including advertising costs, as incurred.

Income Taxes

We estimate income tax expense based on amounts expected to be owed to the tax jurisdictions where we conduct business. On a quarterly basis, management assesses the reasonableness of our effective tax rate based upon our current estimate of the amount and components of net income, tax credits and the applicable statutory tax rates expected for the full year. We classify interest and penalties as an element of tax expense.

Deferred income tax assets and liabilities are determined using the asset and liability method and are reported in other assets or other liabilities, as appropriate, in the Consolidated Balance Sheets. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax basis of assets and liabilities and recognizes enacted changes in tax rate and laws. When deferred tax assets are recognized, they are subject to a valuation allowance based on management’s judgment as to whether realization is more likely than not.

Accrued taxes represent the net estimated amount due to taxing jurisdictions and are reported in other assets or other liabilities, as appropriate, in the Consolidated Balance Sheets. We evaluate and assess the relative risks and appropriate tax treatment of transactions and filing positions after considering statutes, regulations, judicial precedent and other information and maintain tax accruals consistent with the evaluation of these relative risks and merits. Changes to the estimate of accrued taxes occur periodically due to changes in tax rates, interpretations of tax laws, the status of examinations being conducted by taxing authorities and changes to

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

statutory, judicial and regulatory guidance. These changes, when they occur, can affect deferred taxes and accrued taxes, as well as the current period’s income tax expense and can be significant to our operating results.

Tax positions are recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50 percent likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.

Earnings Per Share

Basic earnings per share, or EPS, is calculated using the two-class method to determine income allocated to common shareholders. Unvested share-based payment awards that contain nonforfeitable rights to dividends are considered participating securities under the two-class method. Income allocated to common shareholders is then divided by the weighted average number of common shares outstanding during the period. Potentially dilutive securities are excluded from the basic EPS calculation.

Diluted earnings per share is calculated under the more dilutive of either the treasury stock method or the two-class method. Under the treasury stock method, the weighted average number of common shares outstanding is increased by the potentially dilutive common shares. For the two-class method, diluted earnings per share is calculated for each class of shareholders using the weighted average number of shares attributed to each class. Potentially dilutive common shares are common stock equivalents relating to our outstanding warrants, stock options and restricted stock.

Recently Adopted Accounting Standards Updates, or ASU

Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

In February 2013, the FASB issued ASU No. 2013-02, Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income. ASU 2013-02 requires reporting the effect of significant reclassifications out of accumulated other comprehensive income by component on the respective line items in the income statement parenthetically or in the notes to the financial statements if the amounts being reclassified are required under GAAP to be reclassified in their entirety to net income. This ASU is effective for public companies prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2012 and early adoption is permitted. We have elected the option of reporting in the notes to the financial statements. The adoption of ASU 2013-02 impacted only our disclosures and did not have an impact on our results of operations or financial position.

Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities

In January 2013, the FASB issued ASU No. 2013-01, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities in order to clarify the scope of ASU 2011-11, Disclosures about Offsetting Assets and Liabilities, issued in December 2011. ASU 2011-11 required entities to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. This ASU was issued to allow investors to better compare financial statements prepared under GAAP with financial statements prepared under International Financial Reporting Standards, or IFRS. ASU 2013-01 clarified that ASU 2011-11 applies to derivatives, sale and repurchase agreements and reverse sale of repurchase agreements and securities borrowing and securities lending arrangements, but does not apply to standard commercial contracts that permit either party to net in the event of default under the applicable contract or to broker-dealer unsettled regular-way trades. Both ASUs are effective for public companies retrospectively for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. The adoption of ASU 2013-01 and ASU 2011-11 impacted only our disclosures and did not have an impact on our results of operations or financial position.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Recently Issued Accounting Standards Updates not yet Adopted

Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure

In January 2014, the FASB issued ASU No. 2014-04, Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure. The ASU clarifies that an in substance repossession or foreclosure has occurred, and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure or the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure. Interim and annual disclosure is required of both the amount of foreclosed residential real estate property held by the creditor and the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure. The new standard is effective using either the modified retrospective transition method or a prospective transition method for fiscal years and interim periods within those years, beginning after December 15, 2014, and early adoption is permitted. We do not expect that this ASU will have a material impact on our results of operations or financial position.

Accounting for Investments in Qualified Affordable Housing Projects

In January 2014, the FASB issued ASU No. 2014-01, Accounting for Investments in Qualified Affordable Housing Projects. The ASU permits reporting entities to make an accounting policy election to account for investments in qualified affordable housing projects using the proportional amortization method if certain conditions are met. The proportional amortization method permits the amortization of the initial cost of the investment in proportion to the tax credits and other tax benefits received, and recognizes the net investment performance in the income statement as a component of income tax expense (benefit). The new standard is effective retrospectively for fiscal years and interim periods within those years, beginning after December 15, 2014, and early adoption is permitted. We do not expect that this ASU will have a material impact on our results of operations or financial position.

Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Tax Credit Carry forward Exists

In July 2013, the FASB issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Tax Credit Carry forward Exists. The ASU requires that entities should present an unrecognized tax benefit as a reduction of the deferred tax asset for a net operating loss, or NOL, or similar tax loss or tax credit carry forward rather than as a liability when the uncertain tax position would reduce the NOL or other carry forward under the tax law. No new disclosures will be necessary. The new standard is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013, and should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The adoption of this ASU has no impact on our results of operations or financial position.

Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date

In February 2013, the FASB issued ASU No. 2013-04, Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date. The ASU requires the measurement of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement with its co-obligors as well as any additional amount that the entity expects to pay on behalf of its co-obligors. The new standard is effective retrospectively for fiscal years and interim periods within those years, beginning after December 15, 2013, and early adoption is permitted. The adoption of this ASU has no impact on our results of operations or financial position.

NOTE 2. BUSINESS COMBINATIONS

During 2012, we completed two acquisitions, Mainline and Gateway. Goodwill was calculated as the excess of the consideration exchanged over the net identifiable assets acquired from each acquisition and will not be deductible for tax purposes. Goodwill from both acquisitions was assigned to our Community Banking segment.

On March 9, 2012, we acquired 100 percent of the voting shares of Mainline, located in Ebensburg, Pennsylvania, which was the holding company and sole shareholder of Mainline National Bank. The acquisition expanded our market share and footprint throughout Cambria and Blair Counties of Western Pennsylvania. Mainline shareholders were entitled to elect to receive for each share of Mainline common stock either $69.00 in cash or 3.6316 shares of S&T common stock. We also purchased Mainline’s preferred stock issued under the U.S. Treasury Capital Purchase Program, or CPP, for $4.7 million on March 9, 2012. The preferred stock was purchased and retired as part of the merger transaction. Purchase accounting guidance allows for a reasonable period of time following an acquisition for the acquirer to obtain the information necessary to complete the accounting for a business combination. This period, known as the measurement period, shall not exceed one year from the acquisition date. The measurement period for the Mainline acquisition ended on March 9, 2013. As of December 31, 2012, other liabilities assumed in the Mainline acquisition were $2.1 million, following the recording of a contingent liability of $0.5 million discovered during the measurement period that related to an IRS proposed penalty for tax year 2010 for Mainline. In July 2013, the IRS waived the $0.5 million proposed penalty which resulted in the reversal of this expense through our Consolidated Statement of Net Income since the measurement period was over and goodwill could no longer be adjusted. Cash paid to former Mainline shareholders was $8.2 million and the fair value of common shares issued was $14.8 million.

On August 13, 2012, we acquired 100 percent of the voting shares of Gateway, located in McMurray, Pennsylvania. The acquisition expanded our market share and footprint into Washington and Butler counties in Pennsylvania. The measurement period for the Gateway acquisition ended on August 13, 2013. Gateway shareholders were entitled to receive $3.08 in cash and 0.4657 of a share of S&T common stock in exchange for one share of Gateway common stock. As of December 31, 2012, Gateway was operating as a separate wholly-owned subsidiary of S&T. On February 8, 2013, Gateway Bank was merged into S&T Bank, and their two branches became fully operational branches of S&T Bank. Cash paid to former Gateway shareholders was $5.2 million and the fair value of common shares issued was $13.3 million. We also settled outstanding equity awards for $1.0 million.

NOTE 2. BUSINESS COMBINATIONS – continued

The following table summarizes total consideration paid, assets acquired and liabilities assumed for both the Mainline and Gateway acquisitions:

(dollars in thousands)	Mainline	Gateway	Combined
Consideration Paid
Cash	$12,904	$6,238	$19,142
Common stock	14,786	13,284	28,070
Fair value of previously held equity interest	74	272	346

Fair Value of Total Consideration	$27,764	$19,794	$47,558

Fair Value of Assets Acquired
Cash and cash equivalents	$17,763	$20,018	$37,781
Securities and other investments	73,328	9,564	82,892
Loans	129,501	99,003	228,504
Premises and other equipment	2,280	495	2,775
Core deposit intangible	900	431	1,331
Other assets	12,438	2,665	15,103

Total Assets Acquired	$236,210	$132,176	$368,386
Fair Value of Liabilities Assumed
Deposits	205,989	105,400	311,389
Borrowings	6,997	9,777	16,774
Other liabilities	2,144	1,068	3,212

Total Liabilities Assumed	$215,130	$116,245	$331,375

Total Fair Value of Identifiable Net Assets	21,080	15,931	37,011

Goodwill	$6,684	$3,863	$10,547

Acquired loans were recorded at fair value with no carryover of the related ALL. Determining the fair value of the loans involved estimating the amount and timing of principal and interest cash flows expected to be collected on the loans and discounting those cash flows at a market rate of interest. Loans acquired with evidence of credit quality deterioration were not significant. We acquired $231.9 million of gross loans and recognized a net combined yield and credit mark of $3.3 million.

Direct costs related to the acquisitions were expensed as incurred. As of December 31, 2012, we recognized a combined total of $6.0 million of merger related expense. For the Mainline acquisition, we recognized $4.5 million of merger related expense during 2012; including $1.8 million in change in control, severance and other employee costs, $2.0 million in data processing contract termination and conversion costs and $0.7 million in legal, professional and other expense. Minimal merger related expense pertaining to the Mainline acquisition was recognized in 2013. For the Gateway acquisition, we recognized $1.5 million of merger related expense; consisting primarily of legal, professional and other expense of $0.6 million, $0.6 million in change in control, severance and other employee costs and $0.3 million in data processing contract termination and conversion costs. During 2013, we recognized an additional $0.8 million in Gateway merger related expense, primarily due to the system conversion in February 2013.

NOTE 3. EARNINGS PER SHARE

The following table reconciles the numerators and denominators of basic and diluted EPS:

	Years Ended December 31,
(dollars in thousands, except share and per share data)	2013	2012	2011
Numerator for Earnings per Common Share—Basic:
Net income	$50,539	$34,200	$47,264
Less: Preferred stock dividends and discount amortization	—	—	7,611
Less: Income allocated to participating shares	147	126	130

Net Income Allocated to Common Shareholders	$50,392	$34,074	$39,523

Numerator for Earnings per Common Share—Diluted:
Net income	$50,539	$34,200	$47,264
Less: Preferred stock dividends and discount amortization	—	—	7,611

Net Income Available to Common Shareholders	$50,539	$34,200	$39,653

Denominators:
Weighted Average Common Shares Outstanding—Basic	29,647,231	28,976,619	27,966,981
Add: Dilutive potential common shares	35,322	32,261	23,169

Denominator for Treasury Stock Method—Diluted	29,682,553	29,008,880	27,990,150

Weighted Average Common Shares Outstanding—Basic	29,647,231	28,976,619	27,966,981
Add: Average participating shares outstanding	86,490	107,274	92,212

Denominator for Two-Class Method—Diluted	29,733,721	29,083,893	28,059,193

Earnings per common share—basic	$1.70	$1.18	$1.41
Earnings per common share—diluted	$1.70	$1.18	$1.41
Warrants considered anti-dilutive excluded from dilutive potential common shares	517,012	517,012	517,012
Stock options considered anti-dilutive excluded from dilutive potential common shares	619,418	747,443	757,580
Restricted stock considered anti-dilutive excluded from dilutive potential common shares	51,169	75,012	69,043

NOTE 4. FAIR VALUE MEASUREMENTS

The following tables present our assets and liabilities that are measured at fair value on a recurring basis by fair value hierarchy level at December 31, 2013 and 2012. There were no transfers between Level 1 and Level 2 for items measured at fair value on a recurring basis during the periods presented.

	December 31, 2013
(dollars in thousands)	Level 1	Level 2	Level 3	Total
ASSETS
Securities available-for-sale:
Obligations of U.S. government corporations and agencies	$—	$234,751	$—	$234,751
Collateralized mortgage obligations of U.S. government corporations and agencies	—	63,774	—	63,774
Residential mortgage-backed securities of U.S. government corporations and agencies	—	48,669	—	48,669
Commercial mortgage-backed securities of U.S. government corporations and agencies	—	39,052	—	39,052
Obligations of states and political subdivisions	—	114,264	—	114,264
Marketable equity securities	202	8,713	—	8,915

Total securities available-for-sale	202	509,223	—	509,425
Trading securities held in a Rabbi Trust	2,864	—	—	2,864

Total securities	3,066	509,223	—	512,289
Derivative financial assets:
Interest rate swaps	—	13,698	—	13,698
Interest rate lock commitments	—	85	—	85
Forward sale contracts	—	34	—	34

Total Assets	$3,066	$523,040	$—	$526,106

LIABILITIES
Derivative financial liabilities:
Interest rate swaps	$—	$13,647	$—	$13,647

Total Liabilities	$—	$13,647	$—	$13,647

NOTE 4. FAIR VALUE MEASUREMENTS – continued

	December 31, 2012
(dollars in thousands)	Level 1	Level 2	Level 3	Total
ASSETS
Securities available-for-sale:
Obligations of U.S. government corporations and agencies	$—	$212,066	$—	$212,066
Collateralized mortgage obligations of U.S. government corporations and agencies	—	57,896	—	57,896
Residential mortgage-backed securities of U.S. government corporations and agencies	—	50,623	—	50,623
Commercial mortgage-backed securities of U.S. government corporations and agencies	—	10,158	—	10,158
Obligations of states and political subdivisions	—	112,767	—	112,767
Marketable equity securities	140	8,316	300	8,756

Total securities available-for-sale	140	451,826	300	452,266
Trading securities held in a Rabbi Trust	2,223	—	—	2,223

Total securities	2,363	451,826	300	454,489
Derivative financial assets:
Interest rate swaps	—	23,748	—	23,748
Interest rate lock commitments	—	467	—	467

Total Assets	$2,363	$476,041	$300	$478,704

LIABILITIES
Derivative financial liabilities:
Interest rate swaps	$—	$23,522	$—	$23,522
Forward sale contracts	—	48	—	48

Total Liabilities	$—	$23,570	$—	$23,570

We classify financial instruments as Level 3 when valuation models are used because significant inputs are not observable in the market. The following table presents the changes in assets measured at fair value on a recurring basis for which we have utilized Level 3 inputs to determine the fair value:

	Years Ended December 31,
(dollars in thousands)	2013	2012
Balance at beginning of year	$300	$462
Total gains included in other comprehensive income (loss)(1)	44	75
Net purchases, sales, issuances and settlements	—	(237)
Transfers out of Level 3	(344)	—

Balance at End of Year	$—	$300

(1)	Changes in estimated fair value of available-for-sale investments are recorded in accumulated other comprehensive income (loss) while gains and losses from sales are recorded in security gains (losses), net in the Consolidated Statements of Net Income.

In the second quarter of 2013, $0.3 million was transferred out of Level 3 into Level 2 as a result of a security becoming listed on a national securities exchange. There were no Level 3 liabilities measured at fair value on a recurring basis for any of the periods presented.

We may be required to measure certain assets and liabilities on a nonrecurring basis. Nonrecurring assets are recorded at the lower of cost or fair value in our financial statements. There were no liabilities measured at

NOTE 4. FAIR VALUE MEASUREMENTS – continued

fair value on a nonrecurring basis at December 31, 2013 and 2012. The following table presents our assets that are measured at fair value on a nonrecurring basis by the fair value hierarchy level as of the dates presented:

	December 31, 2013				December 31, 2012
(dollars in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
ASSETS(1)
Loans held for sale	$—	$—	$1,516	$1,516	$—	$—	$—	$—
Impaired loans	—	—	19,197	19,197	—	—	44,059	44,059
Other real estate owned	—	—	317	317	—	—	585	585
Mortgage servicing rights	—	—	1,025	1,025	—	—	2,106	2,106

Total Assets	$—	$—	$22,055	$22,055	$—	$—	$46,750	$46,750

(1)	This table presents only the nonrecurring items that are recorded at fair value in our financial statements.

The carrying values and fair values of our financial instruments at December 31, 2013 and 2012 are presented in the following tables:

	Carrying Value(1)	Fair Value Measurements at December 31, 2013
(dollars in thousands)		Total	Level 1	Level 2	Level 3
ASSETS
Cash and due from banks, including interest-bearing deposits	$108,356	$108,356	$108,356	$—	$—
Securities available-for-sale	509,425	509,425	202	509,223	—
Loans held for sale	2,136	2,139	—	—	2,139
Portfolio loans, net of unearned income	3,566,199	3,538,072	—	—	3,538,072
Bank owned life insurance	60,480	60,480	—	60,480	—
FHLB and other restricted stock	13,629	13,629	—	—	13,629
Trading securities held in a Rabbi Trust	2,864	2,864	2,864	—	—
Mortgage servicing rights	2,919	3,143	—	—	3,143
Interest rate swaps	13,698	13,698	—	13,698	—
Interest rate lock commitments	85	85	—	85	—
Forward sale contracts	34	34	—	34	—

LIABILITIES
Deposits	$3,672,308	$3,673,624	$—	$—	$3,673,624
Securities sold under repurchase agreements	33,847	33,847	—	—	33,847
Short-term borrowings	140,000	140,000	—	—	140,000
Long-term borrowings	21,810	22,924	—	—	22,924
Junior subordinated debt securities	45,619	45,619	—	—	45,619
Interest rate swaps	13,647	13,647	—	13,647	—

(1)	As reported in the Consolidated Balance Sheets

NOTE 4. FAIR VALUE MEASUREMENTS – continued

	Carrying Value(1)	Fair Value Measurements at December 31, 2012
(dollars in thousands)		Total	Level 1	Level 2	Level 3
ASSETS
Cash and due from banks, including interest-bearing deposits	$337,711	$337,711	$337,711	$—	$—
Securities available-for-sale	452,266	452,266	140	451,826	300
Loans held for sale	22,499	22,601	—	—	22,601
Portfolio loans, net of unearned income	3,346,622	3,347,602	—	—	3,347,602
Bank owned life insurance	58,619	58,619	—	58,619	—
FHLB and other restricted stock	15,315	15,315	—	—	15,315
Trading securities held in a Rabbi Trust	2,223	2,223	2,223	—	—
Mortgage servicing rights	2,106	2,106	—	—	2,106
Interest rate swaps	23,748	23,748	—	23,748	—
Interest rate lock commitments	467	467	—	467	—

LIABILITIES
Deposits	$3,638,428	$3,643,683	$—	$—	$3,643,683
Securities sold under repurchase agreements	62,582	62,582	—	—	62,582
Short-term borrowings	75,000	75,000	—	—	75,000
Long-term borrowings	34,101	36,235	—	—	36,235
Junior subordinated debt securities	90,619	90,619	—	—	90,619
Interest rate swaps	23,522	23,522	—	23,522	—
Forward sale contracts	48	48	—	48	—

(1)	As reported in the Consolidated Balance Sheets

NOTE 5. RESTRICTIONS ON CASH AND DUE FROM BANK ACCOUNTS

The Board of Governors of the Federal Reserve System, or the Federal Reserve, imposes certain reserve requirements on all depository institutions. These reserves are maintained in the form of vault cash or as an interest-bearing balance with the Federal Reserve. The required reserves averaged $39.7 million for the year ended 2013 and $36.6 million for the years ended 2012 and 2011.

NOTE 6. DIVIDEND AND LOAN RESTRICTIONS

S&T is a legal entity separate and distinct from its banking and other subsidiaries. A substantial portion of our revenues consist of dividend payments we receive from S&T Bank. S&T Bank, in turn, is subject to state laws and regulations that limit the amount of dividends it can pay to us. In addition, both S&T and S&T Bank are subject to various general regulatory policies relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The Federal Reserve has indicated that banking organizations should generally pay dividends only if (i) the organization’s net income available to common shareholders over the past year has been sufficient to fully fund the dividends and (ii) the prospective rate of earnings retention appears consistent with the organization’s capital needs, asset quality and overall financial condition. Thus, under certain circumstances based upon our financial condition, our ability to declare and pay quarterly dividends may require consultation with the Federal Reserve and may be prohibited by applicable Federal Reserve regulations. If we were to pay a dividend in contravention of Federal Reserve regulations, the Federal Reserve could raise supervisory concerns. We redeemed our Series A Preferred Stock on December 7, 2011, and therefore we are no longer subject to the dividend restriction imposed by participation in the CPP.

NOTE 6. DIVIDEND AND LOAN RESTRICTIONS – continued

Federal law prohibits us from borrowing from S&T Bank unless such loans are collateralized by specific obligations. Further, such loans are limited to 10 percent of S&T Bank’s capital and additional paid-in capital. In April 2012, we closed a $5.0 million line of credit with S&T Bank that had been secured by investments of another subsidiary of S&T.

NOTE 7. SECURITIES AVAILABLE-FOR-SALE

The following tables present the amortized cost and fair value of available-for-sale securities as of the dates presented:

	December 31, 2013				December 31, 2012
(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Obligations of U.S. government corporations and agencies	$235,181	$2,151	$(2,581)	$234,751	$207,229	$4,890	$(53)	$212,066
Collateralized mortgage obligations of U.S. government corporations and agencies	63,776	601	(603)	63,774	56,085	1,811	—	57,896
Residential mortgage-backed securities of U.S. government corporations and agencies	47,934	1,420	(685)	48,669	47,279	3,344	—	50,623
Commercial mortgage-backed securities of U.S. government corporations and agencies	40,357	—	(1,305)	39,052	10,129	29	—	10,158
Obligations of states and political subdivisions	115,572	1,294	(2,602)	114,264	107,911	4,908	(52)	112,767

Debt Securities	502,820	5,466	(7,776)	500,510	428,633	14,982	(105)	443,510
Marketable equity securities	7,579	1,336	—	8,915	7,672	1,095	(11)	8,756

Total	$510,399	$6,802	$(7,776)	$509,425	$436,305	$16,077	$(116)	$452,266

The following table shows the composition of gross and net realized gains and losses for the periods presented:

	Years Ended December 31,
(dollars in thousands)	2013	2012
Gross realized gains	$5	$3,027
Gross realized losses	—	11

Net Realized Gains	$5	$3,016

NOTE 7. SECURITIES AVAILABLE-FOR-SALE – continued

The following tables present the fair value and the age of gross unrealized losses by investment category as of the dates presented:

	December 31, 2013
	Less Than 12 Months			12 Months or More			Total
(dollars in thousands)	Number of Securities	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Obligations of U.S. government corporations and agencies	16	$126,017	$(2,581)	—	$—	$—	$126,017	$(2,581)
Collateralized mortgage obligations of U.S. government corporations and agencies	3	39,522	(603)	—	—	—	39,522	(603)
Residential mortgage-backed securities of U.S. government corporations and agencies	2	22,822	(685)	—	—	—	22,822	(685)
Commercial mortgage-backed securities of U.S. government corporations and agencies	4	39,052	(1,305)	—	—	—	39,052	(1,305)
Obligations of states and political subdivisions	16	47,529	(1,739)	2	10,088	(863)	57,617	(2,602)

Debt Securities	41	274,942	(6,913)	2	10,088	(863)	285,030	(7,776)
Marketable equity securities	—	—	—	—	—	—	—	—

Total Temporarily Impaired Securities	41	$274,942	$(6,913)	2	$10,088	$(863)	$285,030	$(7,776)

	December 31, 2012
	Less Than 12 Months			12 Months or More			Total
(dollars in thousands)	Number of Securities	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Obligations of U.S. government corporations and agencies	2	$11,370	$(53)	—	$—	$—	$11,370	$(53)
Collateralized mortgage obligations of U.S. government corporations and agencies	—	—	—	—	—	—	—	—
Residential mortgage-backed securities of U.S. government corporations and agencies	—	—	—	—	—	—	—	—
Commercial mortgage-backed securities of U.S. government corporations and agencies	—	—	—	—	—	—	—	—
Obligations of states and political subdivisions	3	11,285	(52)	—	—	—	11,285	(52)

Debt Securities	5	22,655	(105)	—	—	—	22,655	(105)
Marketable equity securities	—	228	(11)	—	—	—	228	(11)

Total Temporarily Impaired Securities	5	$22,883	$(116)	—	$—	$—	$22,883	$(116)

NOTE 7. SECURITIES AVAILABLE-FOR-SALE – continued

We do not believe any individual unrealized loss as of December 31, 2013 represents an OTTI. As of December 31, 2013, the unrealized losses on 43 debt securities were primarily attributable to changes in interest rates and not related to the credit quality of these securities. All debt securities are determined to be investment grade and are paying principal and interest according to the contractual terms of the security. There were no unrealized losses on marketable equity securities. We do not intend to sell and it is more likely than not that we will not be required to sell any of the securities in an unrealized loss position before recovery of their amortized cost.

Net unrealized losses of $0.6 million and net unrealized gains of $10.4 million were included in accumulated other comprehensive income (loss), net of tax, at December 31, 2013 and 2012. Unrealized gains of $4.4 million and $10.5 million, net of tax, were netted against unrealized losses of $5.0 million and $0.1 million, net of tax, for these same periods. During 2013 reclassifications out of accumulated other comprehensive income (loss) into earnings were insignificant. During 2012, unrealized gains, net of tax, reclassified out of accumulated other comprehensive income (loss) into earnings were $2.0 million, while unrealized losses reclassified into earnings to record OTTI were minimal.

The amortized cost and fair value of securities available-for-sale at December 31, 2013 by contractual maturity are included in the table below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2013
(dollars in thousands)	Amortized Cost	Fair Value
Due in one year or less	$27,761	$27,905
Due after one year through five years	167,914	168,872
Due after five years through ten years	69,364	68,024
Due after ten years	85,714	84,214

	350,753	349,015
Collateralized mortgage obligations of U.S. government corporations and agencies	63,776	63,774
Residential mortgage-backed securities of U.S. government corporations and agencies	47,934	48,669
Commercial mortgage-backed securities of U.S. government corporations and agencies	40,357	39,052

Debt Securities	502,820	500,510

Marketable equity securities	7,579	8,915

Total	$510,399	$509,425

At December 31, 2013 and 2012, securities with carrying values of $243.2 million and $307.5 million were pledged for various regulatory and legal requirements.

NOTE 8. LOANS AND LOANS HELD FOR SALE

Loans are presented net of unearned income of $1.3 million and $0.2 million at December 31, 2013 and 2012. The following table indicates the composition of the loans as of the dates presented:

	December 31,
(dollars in thousands)	2013	2012
Commercial
Commercial real estate	$1,607,756	$1,452,133
Commercial and industrial	842,449	791,396
Commercial construction	143,675	168,143

Total Commercial Loans	2,593,880	2,411,672

Consumer
Residential mortgage	487,092	427,303
Home equity	414,195	431,335
Installment and other consumer	67,883	73,875
Consumer construction	3,149	2,437

Total Consumer Loans	972,319	934,950

Total Portfolio Loans	3,566,199	3,346,622
Loans held for sale	2,136	22,499

Total Loans	$3,568,335	$3,369,121

As of December 31, 2012 we had $19.3 million in loans held for sale that related to a participation loan for which we had not received funds from the participating banks.

We attempt to limit our exposure to credit risk by diversifying our loan portfolio and actively managing concentrations. When concentrations exist in certain segments, we mitigate this risk by monitoring the relevant economic indicators and internal risk rating trends and through stress testing. Total commercial loans represented 73 percent of total portfolio loans at December 31, 2013 and 72 percent of total portfolio loans at December 31, 2012. Within our commercial portfolio, CRE and commercial construction portfolios combined comprise 68 percent of total commercial loans and 49 percent of total portfolio loans at December 31, 2013 and 67 percent of total commercial loans and 48 percent of total portfolio loans at December 31, 2012. Further segmentation of the CRE and commercial construction portfolios by industry and collateral type reveal no concentration in excess of nine percent of total loans at either December 31, 2013 or December 31, 2012. The majority of both commercial and consumer loans are made to businesses and individuals in Western Pennsylvania resulting in a geographic concentration. The conditions of the local and regional economies are monitored closely through publicly available data as well as information supplied by our customers. Management believes underwriting guidelines, active monitoring of economic conditions and ongoing review by credit administration mitigates the concentration risk present in the loan portfolio. Only the CRE and commercial construction portfolios combined have any significant out-of-state exposure with 23 percent of the combined portfolio and 11 percent of total loans being out-of-state loans at December 31, 2013 and 19 percent of the combined portfolio and nine percent of total loans being out-of-state loans at December 31, 2012. Our CRE and commercial construction portfolios combined out-of-state exposure, excluding the contiguous states of Ohio, West Virginia, New York and Maryland, was 7.9 percent of the combined portfolio and 3.9 percent of total loans at December 31, 2013 and 8.4 percent of the combined portfolio and 4.1 percent of total loans at December 31, 2012.

NOTE 8. LOANS AND LOANS HELD FOR SALE – continued

The following table summarizes the restructured loans as of the dates presented:

	December 31, 2013			December 31, 2012
(dollars in thousands)	Performing TDRs	Nonperforming TDRs	Total TDRs	Performing TDRs	Nonperforming TDRs	Total TDRs
Commercial real estate	$19,711	$3,898	$23,609	$14,220	$9,584	$23,804
Commercial and industrial	7,521	1,884	9,405	8,270	939	9,209
Commercial construction	5,338	2,708	8,046	11,734	5,324	17,058
Residential mortgage	2,581	1,356	3,937	3,078	2,752	5,830
Home equity	3,924	218	4,142	4,195	341	4,536
Installment and other consumer	154	3	157	24	—	24

Total	$39,229	$10,067	$49,296	$41,521	$18,940	$60,461

The following tables present the restructured loans for the 12 months ended December 31:

	2013
(dollars in thousands)	Number of Loans	Pre-Modification Outstanding Recorded Investment(1)	Post-Modification Outstanding Recorded Investment(1)	Total Difference in Recorded Investment
Commercial real estate
Principal deferral	4	$2,772	$2,494	$(278)
Interest rate reduction and maturity date extension	2	664	636	(28)
Principal forgiveness(2)	1	4,339	4,216	(123)
Maturity date extension	1	219	219	—
Chapter 7 bankruptcy(3)	6	227	190	(37)
Commercial and industrial
Principal deferral	2	670	638	(32)
Maturity date extension	1	751	739	(12)
Chapter 7 bankruptcy(3)	1	3	1	(2)
Residential mortgage
Principal deferral	2	153	149	(4)
Interest rate reduction	1	54	54	—
Chapter 7 bankruptcy(3)	8	617	592	(25)
Home equity
Principal deferral	1	174	17	(157)
Chapter 7 bankruptcy(3)	30	1,032	982	(50)
Installment and other consumer
Chapter 7 bankruptcy(3)	11	104	91	(13)

Total by Concession Type
Principal deferral	9	3,769	3,298	(471)
Interest rate reduction	1	54	54	—
Interest rate reduction and maturity date extension	2	664	636	(28)
Principal forgiveness(2)	1	4,339	4,216	(123)
Maturity date extension	2	970	958	(12)
Chapter 7 bankruptcy(3)	56	1,983	1,856	(127)

Total	71	$11,779	$11,018	$(761)

(1)	Excludes loans that were fully paid off or fully charged-off by period end. The pre-modification balance represents the balance outstanding prior to modification. The post-modification balance represents the outstanding balance at period end.

NOTE 8. LOANS AND LOANS HELD FOR SALE – continued

(2)	This loan had debt forgiveness of $0.1 million to the customer; however, the loan was previously charged off to a balance below the actual contractual balance.
(3)	Chapter 7 bankruptcy loans where the debt has been legally discharged through the bankruptcy court and not reaffirmed.

	2012
(dollars in thousands)	Number of Loans	Pre-Modification Outstanding Recorded Investment(1)	Post-Modification Outstanding Recorded Investment(1)	Total Difference in Recorded Investment
Commercial real estate
Maturity date extension	3	$704	$693	$(11)
Interest rate reduction	2	1,785	1,768	(17)
Commercial and industrial
Maturity date extension	4	2,825	2,601	(224)
Commercial construction
Maturity date extension	6	2,894	1,874	(1,020)
Residential mortgage
Maturity date extension	1	475	439	(36)
Interest rate reduction	2	67	67	—
Chapter 7 bankruptcy(3)	76	2,349	2,349	—
Home Equity
Discharge of debt	161	4,530	4,530	—
Installment and other consumer
Chapter 7 bankruptcy(3)	5	25	25	—

Total by Concession Type
Maturity date extension	14	6,898	5,607	(1,291)
Interest rate reduction	4	1,852	1,835	(17)
Chapter 7 bankruptcy(3)	242	6,904	6,904	—

Total	260	$15,654	$14,346	$(1,308)

(1)	Excludes loans that were fully paid off or fully charged-off by period end. The pre-modification balance represents the balance outstanding prior to modification. The post-modification balance represents the outstanding balance at period end.
(3)	Chapter 7 bankruptcy loans where the debt has been legally discharged through the bankruptcy court and not reaffirmed.

During 2013, we had $2.0 million of new TDRs related to our consumer portfolio for borrowers who had their debt discharged and not reaffirmed through Chapter 7 bankruptcy compared to $6.9 million in 2012. These loans are almost all reported as accruing TDRs as the borrowers are current on their payments and most had no history of delinquency.

For the year ended December 31, 2013, we modified 11 loans that were not considered to be TDRs, including two CRE loans totaling $1.1 million, six C&I loans totaling $6.4 million, two commercial construction loans totaling $0.6 million and a $0.9 million residential mortgage loan. Modifications primarily represented insignificant delays in the timing of payments, concessions where we were adequately compensated through principal pay downs, fees or additional collateral or we concluded that no concession was granted. As of December 31, 2013, we have no commitments to lend additional funds on any TDRs.

We returned six TDRs to accruing status during the twelve months ended December 31, 2013 totaling $6.9 million. We did not return any TDRs to accruing status during the twelve months ended December 31, 2012.

NOTE 8. LOANS AND LOANS HELD FOR SALE – continued

Defaulted TDRs are loans having a payment default of 90 days or more after the restructuring takes place. The following table is a summary of TDRs which defaulted during the years ended December 31, 2013 and 2012 that had been restructured within the last 12 months prior to defaulting:

	Defaulted TDRs
	For the Year Ended December 31, 2013		For the Year Ended December 31, 2012
(dollars in thousands)	Number of Defaults	Recorded Investment	Number of Defaults	Recorded Investment
Commercial real estate	1	$75	—	$—
Commercial and Industrial	2	438	—	—
Commercial construction	—	—	—	—
Residential real estate	8	607	—	—
Home equity	6	193	—	—

Total	17	$1,313	—	$—

The following table is a summary of nonperforming assets as of the dates presented:

	December 31,
(dollars in thousands)	2013	2012
Nonperforming Assets
Nonaccrual loans	$12,387	$36,018
Nonaccrual TDRs	10,067	18,940

Total nonaccrual loans	22,454	54,958
OREO	410	911

Total Nonperforming Assets	$22,864	$55,869

OREO consists of eight properties and is included in other assets in the Consolidated Balance Sheets. It is our policy to obtain OREO appraisals on an annual basis.

We have granted loans to certain officers and directors of S&T as well as to certain affiliates of the officers and directors in the ordinary course of business. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and did not involve more than normal risk of collectability.

The following table presents a summary of the aggregate amount of loans to any such persons as of December 31:

(dollars in thousands)	2013	2012
Balance at beginning of year	$36,075	$31,821
New loans	22,534	29,465
Repayments	(34,761)	(25,211)

Balance at End of Year	$23,848	$36,075

NOTE 9. ALLOWANCE FOR LOAN LOSSES

We maintain an ALL at a level determined to be adequate to absorb estimated probable credit losses inherent in the loan portfolio as of the balance sheet date. We develop and document a systematic ALL methodology based on the following portfolio segments: 1) CRE, 2) C&I, 3) Commercial Construction, 4) Consumer Real Estate and 5) Other Consumer.

NOTE 9. ALLOWANCE FOR LOAN LOSSES – continued

The following are key risks within each portfolio segment:

CRE—Loans secured by commercial purpose real estate, including both owner occupied properties and investment properties for various purposes such as hotels, strip malls and apartments. Operations of the individual projects as well as global cash flows of the debtors are the primary sources of repayment for these loans. The condition of the local economy is an important indicator of risk, but there are also more specific risks depending on the collateral type as well as the business prospects of the lessee, if the project is not owner occupied.

C&I—Loans made to operating companies or manufacturers for the purpose of production, operating capacity, accounts receivable, inventory or equipment financing. Cash flow from the operations of the company is the primary source of repayment for these loans. The condition of the local economy is an important indicator of risk, but there are also more specific risks depending on the industry of the company. Collateral for these types of loans often do not have sufficient value in a distressed or liquidation scenario to satisfy the outstanding debt.

Commercial Construction—Loans made to finance construction of buildings or other structures, as well as to finance the acquisition and development of raw land for various purposes. While the risk of these loans is generally confined to the construction period, if there are problems, the project may not be complete, and as such, may not provide sufficient cash flow on its own to service the debt or have sufficient value in a liquidation to cover the outstanding principal. The condition of the local economy is an important indicator of risk, but there are also more specific risks depending on the type of project and the experience and resources of the developer.

Consumer Real Estate—Loans secured by first and second liens such as home equity loans, home equity lines of credit and 1-4 family residences, including purchase money mortgages. The primary source of repayment for these loans is the income and assets of the borrower. The condition of the local economy, in particular the unemployment rate, is an important indicator of risk for this segment. The state of the local housing market can also have a significant impact on this segment because low demand and/or declining home values can limit the ability of borrowers to sell a property and satisfy the debt.

Other Consumer—Loans made to individuals that may be secured by assets other than 1-4 family residences, as well as unsecured loans. This segment includes auto loans, unsecured loans and lines and credit cards. The primary source of repayment for these loans is the income and assets of the borrower. The condition of the local economy, in particular the unemployment rate, is an important indicator of risk for this segment. The value of the collateral, if there is any, is less likely to be a source of repayment due to less certain collateral values.

We further assess risk within each portfolio segment by pooling loans with similar risk characteristics. For the commercial loan classes, the most important indicator of risk is the internally assigned risk rating, including pass, special mention and substandard. Consumer loans are pooled by type of collateral, lien position and LTV for consumer real estate loans. Historical loss rates are applied to these loan pools to determine the reserve for loans collectively evaluated for impairment. Management monitors various credit quality indicators for both the commercial and consumer loan portfolios, including delinquency, nonperforming status and changes in risk ratings on a monthly basis.

We monitor our ALL methodology to ensure that it is responsive to the current economic environment. Over the past year, the economic conditions within our markets have improved, and we have experienced significant improvement in our credit quality, including lower net charge-offs, lower delinquency, lower nonperforming loans and lower special mention and substandard loans compared to December 31, 2012. Accordingly, the assumptions used within the ALL were reevaluated during the third quarter of 2013 to be responsive to the improved economic environment and the changes in our credit quality.

The ALL methodology for groups of loans collectively evaluated for impairment is comprised of both a quantitative and qualitative analysis. A key assumption in the quantitative component of the reserve is the loss

NOTE 9. ALLOWANCE FOR LOAN LOSSES – continued

emergence period, or LEP. The LEP is an estimate of the average amount of time from the point at which a loss is incurred on a loan to the point at which the loss is confirmed. In general, the LEP will be shorter in an economic slowdown or recession and longer during times of economic stability or growth, as customers are better able to delay loss confirmation after a potential loss event has occurred. Due to the recent improvement in economic conditions, we completed an internal study utilizing our loan charge-off history to recalibrate the LEPs of the commercial portfolio segments. Consistent with the improved economic conditions, the LEPs have lengthened, and as a result, we lengthened our LEP assumption for each of the commercial portfolio segments. We believe that the consumer portfolio segment LEPs have also lengthened as they are influenced by the same improvement in economic conditions that impacted the commercial portfolio segments. We therefore also lengthened the LEP assumption for the consumer portfolio segments during the third quarter of 2013.

The changes made to the ALL assumptions were applied prospectively and did not result in a material change to the total ALL at September 30, 2013. Lengthening the LEP does increase the historical loss rates and therefore the quantitative component of the ALL. We believe this makes the quantitative component of the ALL more reflective of inherent losses that exist within the loan portfolio, which resulted in a decrease in the qualitative component of the ALL. The changes to the LEPs also improved our insight into the inherent risk of the individual commercial portfolio segments. As the economic conditions have improved, our data indicates that the CRE segment has less inherent loss and that the C&I segment contains greater inherent loss. The ALL at December 31, 2013 reflects these changes within the CRE and C&I portfolio segments.

The following tables present the age analysis of past due loans segregated by class of loans as of the dates presented:

	December 31, 2013
(dollars in thousands)	Current	30-59 Days Past Due	60-89 Days Past Due	Non- performing	Total Past Due Loans	Total Loans
Commercial real estate	$1,595,590	$1,209	$207	$10,750	$12,166	$1,607,756
Commercial and industrial	836,276	2,599	278	3,296	6,173	842,449
Commercial construction	139,133	1,049	751	2,742	4,542	143,675
Residential mortgage	481,260	828	1,666	3,338	5,832	487,092
Home equity	408,777	2,468	659	2,291	5,418	414,195
Installment and other consumer	67,420	382	44	37	463	67,883
Consumer construction	3,149	—	—	—	—	3,149

Total	$3,531,605	$8,535	$3,605	$22,454	$34,594	$3,566,199

	December 31, 2012
(dollars in thousands)	Current	30-59 Days Past Due	60-89 Days Past Due	Non- performing	Total Past Due Loans	Total Loans
Commercial real estate	$1,418,934	$2,230	$413	$30,556	$33,199	$1,452,133
Commercial and industrial	780,315	4,409	237	6,435	11,081	791,396
Commercial construction	150,823	10,542	—	6,778	17,320	168,143
Residential mortgage	416,364	1,713	1,948	7,278	10,939	427,303
Home equity	424,485	2,332	865	3,653	6,850	431,335
Installment and other consumer	73,334	406	95	40	541	73,875
Consumer construction	2,219	—	—	218	218	2,437

Total	$3,266,474	$21,632	$3,558	$54,958	$80,148	$3,346,622

NOTE 9. ALLOWANCE FOR LOAN LOSSES – continued

We monitor the commercial loan portfolio through an internal risk rating system. Loan risk ratings are assigned based upon the creditworthiness of the borrower and are reviewed on an ongoing basis according to our internal policies. Loans within the pass rating generally have a lower risk of loss than loans risk rated as special mention and substandard.

Our risk ratings are consistent with regulatory guidance and are as follows:

Pass—The loan is currently performing and is of high quality.

Special Mention—A special mention loan has potential weaknesses that warrant management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects or in the strength of our credit position at some future date. Economic and market conditions, beyond the borrower’s control, may in the future necessitate this classification.

Substandard—A substandard loan is not adequately protected by the net worth and/or paying capacity of the borrower or by the collateral pledged, if any. Substandard loans have a well-defined weakness, or weaknesses that jeopardize the liquidation of the debt. These loans are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected.

The following tables present the recorded investment in commercial loan classes by internally assigned risk ratings as of the dates presented:

	December 31, 2013
(dollars in thousands)	Commercial Real Estate	% of Total	Commercial and Industrial	% of Total	Commercial Construction	% of Total	Total	% of Total
Pass	$1,519,720	94.5%	$792,029	94.0%	$119,177	82.9%	$2,430,926	93.7%
Special mention	57,073	3.6%	34,085	4.1%	15,621	10.9%	106,779	4.1%
Substandard	30,963	1.9%	16,335	1.9%	8,877	6.2%	56,175	2.2%

Total	$1,607,756	100.0%	$842,449	100.0%	$143,675	100.0%	$2,593,880	100.0%

	December 31, 2012
(dollars in thousands)	Commercial Real Estate	% of Total	Commercial and Industrial	% of Total	Commercial Construction	% of Total	Total	% of Total
Pass	$1,265,810	87.2%	$718,070	90.7%	$118,841	70.7%	$2,102,721	87.2%
Special mention	96,156	6.6%	42,016	5.3%	30,748	18.3%	168,920	7.0%
Substandard	90,167	6.2%	31,310	4.0%	18,554	11.0%	140,031	5.8%

Total	$1,452,133	100.0%	$791,396	100.0%	$168,143	100.0%	$2,411,672	100.0%

We monitor the delinquent status of the consumer portfolio on a monthly basis. Loans are considered nonperforming when interest and principal are 90 days or more past due or management has determined that a material deterioration in the borrower’s financial condition exists. The risk of loss is generally highest for nonperforming loans.

NOTE 9. ALLOWANCE FOR LOAN LOSSES – continued

The following tables present the recorded investment in consumer loan classes by performing and nonperforming status as of the dates presented:

	December 31, 2013
(dollars in thousands)	Residential Mortgage	% of Total	Home Equity	% of Total	Installment and other consumer	% of Total	Consumer Construction	% of Total	Total	% of Total
Performing	$483,754	99.3%	$411,904	99.4%	$67,846	99.9%	$3,149	100.0%	$966,653	99.4%
Nonperforming	3,338	0.7%	2,291	0.6%	37	0.1%	—	—	5,666	0.6%

Total	$487,092	100.0%	$414,195	100.0%	$67,883	100.0%	$3,149	100.0%	$972,319	100.0%

	December 31, 2012
(dollars in thousands)	Residential Mortgage	% of Total	Home Equity	% of Total	Installment and other consumer	% of Total	Consumer Construction	% of Total	Total	% of Total
Performing	$420,025	98.3%	$427,682	99.2%	$73,835	99.9%	$2,219	91.1%	$923,761	98.8%
Nonperforming	7,278	1.7%	3,653	0.8%	40	0.1%	218	8.9%	11,189	1.2%

Total	$427,303	100.0%	$431,335	100.0%	$73,875	100.0%	$2,437	100.0%	$934,950	100.0%

We individually evaluate all substandard and nonaccrual commercial loans greater than $0.5 million for impairment. Loans are considered to be impaired when based upon current information and events it is probable that we will be unable to collect all principal and interest payments due according to the original contractual terms of the loan agreement. All TDRs will be reported as an impaired loan for the remaining life of the loan, unless the restructuring agreement specifies an interest rate equal to or greater than the rate that would be accepted at the time of the restructuring for a new loan with comparable risk and it is expected that the remaining principal and interest will be fully collected according to the restructured agreement. For all TDRs, regardless of size, as well as all other impaired loans, we conduct further analysis to determine the probable loss and assign a specific reserve to the loan if deemed appropriate.

NOTE 9. ALLOWANCE FOR LOAN LOSSES – continued

The following table presents investments in loans considered to be impaired and related information on those impaired loans as of the dates presented:

	December 31, 2013			December 31, 2012
(dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Recorded Investment	Unpaid Principal Balance	Related Allowance
With a related allowance recorded:
Commercial real estate	$—	$—	$—	$6,138	$6,864	$1,226
Commercial and industrial	—	—	—	1,864	2,790	1,002
Commercial construction	681	1,383	25	799	896	3
Consumer real estate	53	53	53	—	—	—
Other consumer	33	33	19	—	—	—

Total with a Related Allowance Recorded	767	1,469	97	8,801	10,550	2,231

Without a related allowance recorded:
Commercial real estate	26,968	35,474	—	33,856	45,953	—
Commercial and industrial	9,580	9,703	—	11,419	12,227	—
Commercial construction	7,391	12,353	—	17,713	27,486	—
Consumer real estate	8,026	9,464	—	10,827	12,025	—
Other consumer	124	128	—	25	25	—

Total without a Related Allowance Recorded	52,089	67,122	—	73,840	97,716	—

Total:
Commercial real estate	26,968	35,474	—	39,994	52,817	1,226
Commercial and industrial	9,580	9,703	—	13,283	15,017	1,002
Commercial construction	8,072	13,736	25	18,512	28,382	3
Consumer real estate	8,079	9,517	53	10,827	12,025	—
Other consumer	157	161	19	25	25	—

Total	$52,856	$68,591	$97	$82,641	$108,266	$2,231

As of December 31, 2013, $27.0 million of CRE loans comprised 51 percent of the total impaired loans of $52.9 million. These impaired loans are collateralized primarily by commercial real estate properties such as retail or strip malls, office buildings and various other types of commercial purpose properties. These loans are generally considered collateral dependent and charge-offs are recorded when a confirmed loss exists. Approximately $9.9 million of charge-offs have been recorded relating to these CRE loans over the life of these loans. It is our policy to obtain appraisals on an annual basis on impaired loans or sooner if facts and circumstances warrant otherwise. As of December 31, 2013, these loans had collateral with an estimated fair value less cost to sell of approximately $43.7 million. We have current appraisals on all CRE impaired loans except for one loan for $0.7 million. We have not ordered an appraisal as we are currently negotiating a settlement agreement with the borrower which would result in the collection of the remaining recorded investment in the loan.

NOTE 9. ALLOWANCE FOR LOAN LOSSES – continued

The following table summarizes investments in loans considered to be impaired and related information on those impaired loans for the years presented:

	For the Year Ended
	December 31, 2013		December 31, 2012
(dollars in thousands)	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
With a related allowance recorded:
Commercial real estate	$1,895	$—	$5,796	$218
Commercial and industrial	—	—	1,826	—
Commercial construction	1,652	49	4,446	—
Consumer real estate	60	6	—	—
Other consumer	24	4	—	—

Total with a Related Allowance Recorded	3,631	59	12,068	218

Without a related allowance recorded:
Commercial real estate	29,314	929	41,138	1,112
Commercial and industrial	11,439	254	11,672	329
Commercial construction	14,112	326	22,299	571
Consumer real estate	8,714	436	20,533	68
Other consumer	114	6	6	—

Total without a Related Allowance Recorded	63,693	1,951	95,648	2,080

Total:
Commercial real estate	31,209	929	46,934	1,330
Commercial and industrial	11,439	254	13,498	329
Commercial construction	15,764	375	26,745	571
Consumer real estate	8,774	442	20,533	68
Other consumer	138	10	6	—

Total	$67,324	$2,010	$107,716	$2,298

The following tables detail activity in the ALL for the periods presented:

	2013
(dollars in thousands)	Commercial Real Estate	Commercial and Industrial	Commercial Construction	Consumer Real Estate	Other Consumer	Total Loans
Balance at beginning of year	$25,246	$7,759	$7,500	$5,058	$921	$46,484
Charge-offs	(4,601)	(2,714)	(4,852)	(2,407)	(1,002)	(15,576)
Recoveries	3,388	2,142	531	651	324	7,036

Net (Charge-offs)/ Recoveries	(1,213)	(572)	(4,321)	(1,756)	(678)	(8,540)

Provision for loan losses	(5,112)	7,246	2,195	3,060	922	8,311

Balance at End of Year	$18,921	$14,433	$5,374	$6,362	$1,165	$46,255

NOTE 9. ALLOWANCE FOR LOAN LOSSES – continued

	2012
(dollars in thousands)	Commercial Real Estate	Commercial and Industrial	Commercial Construction	Consumer Real Estate	Other Consumer	Total Loans
Balance at beginning of year	$29,804	$11,274	$3,703	$3,166	$894	$48,841
Charge-offs	(9,627)	(5,278)	(10,521)	(2,509)	(1,078)	(29,013)
Recoveries	1,259	1,153	891	197	341	3,841

Net (Charge-offs)/ Recoveries	(8,368)	(4,125)	(9,630)	(2,312)	(737)	(25,172)

Provision for loan losses	3,810	610	13,427	4,204	764	22,815

Balance at End of Year	$25,246	$7,759	$7,500	$5,058	$921	$46,484

The following tables present the ALL and recorded investments in loans by category as of December 31:

	2013
	Allowance for Loan Losses			Portfolio Loans
(dollars in thousands)	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total
Commercial real estate	$—	$18,921	$18,921	$26,968	$1,580,788	$1,607,756
Commercial and industrial	—	14,433	14,433	9,580	832,869	842,449
Commercial construction	25	5,349	5,374	8,072	135,603	143,675
Consumer real estate	53	6,309	6,362	8,079	896,357	904,436
Other consumer	19	1,146	1,165	157	67,726	67,883

Total	$97	$46,158	$46,255	$52,856	$3,513,343	$3,566,199

	2012
	Allowance for Loan Losses			Portfolio Loans
(dollars in thousands)	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total	Individually Evaluated for Impairment	Collectively Evaluated for Impairment	Total
Commercial real estate	$1,226	$24,020	$25,246	$39,994	$1,412,139	$1,452,133
Commercial and industrial	1,002	6,757	7,759	13,283	778,113	791,396
Commercial construction	3	7,497	7,500	18,512	149,631	168,143
Consumer real estate	—	5,058	5,058	10,827	850,248	861,075
Other consumer	—	921	921	25	73,850	73,875

Total	$2,231	$44,253	$46,484	$82,641	$3,263,981	$3,346,622

NOTE 10. PREMISES AND EQUIPMENT

The following table is a summary of premises and equipment as of the dates presented:

	December 31,
(dollars in thousands)	2013	2012
Land	$6,193	$6,490
Premises	42,320	43,434
Furniture and equipment	25,139	24,944
Leasehold improvements	5,944	5,965

	79,596	80,833
Accumulated depreciation	(42,981)	(42,157)

Total	$36,615	$38,676

NOTE 10. PREMISES AND EQUIPMENT – continued

Depreciation expense related to premises and equipment was $3.5 million in 2013, $3.9 million in 2012 and $4.3 million in 2011.

Certain banking facilities are leased under arrangements expiring at various dates until the year 2054. We account for these leases on a straight-line basis due to escalation clauses. All leases are accounted for as operating leases, except for one capital lease. Rental expense for premises amounted to $2.5 million, $2.4 million and $1.9 million in 2013, 2012 and 2011. Included in the rental expense for premises are leases entered into with two S&T directors, which totaled $0.2 million each year in 2013, 2012 and 2011.

Minimum annual rental and renewal option payments for each of the following five years and thereafter are approximately:

(dollars in thousands)	Operating	Capital	Total
2014	$2,157	$76	$2,233
2015	2,120	76	2,196
2016	2,047	76	2,123
2017	1,996	76	2,072
2018	1,952	76	2,028
Thereafter	41,481	763	42,244

Total	$51,753	$1,143	$52,896

NOTE 11. GOODWILL AND OTHER INTANGIBLE ASSETS

The following table presents goodwill as of the dates presented:

	December 31,
(dollars in thousands)	2013	2012
Balance at beginning of year	$175,733	$165,273
Additions	87	10,460

Balance at End of Year	$175,820	$175,733

Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Additional goodwill of $10.5 million was recorded during 2012, including $6.7 for our acquisition of Mainline and $3.8 million for our acquisition of Gateway. Refer to Note 2 Business Combinations for further details on these acquisitions.

Goodwill is reviewed for impairment annually or more frequently if it is determined that a triggering event has occurred. Based upon our qualitative assessment performed for our annual impairment analysis, we concluded that it is more likely than not that the fair value of the reporting units exceeds the carrying value. In general, the overall macroeconomic conditions and more specifically the economic conditions of the banking industry have continued to improve. Additionally, our overall performance has improved and we did not identify any other facts and circumstances causing us to conclude that it is more likely than not that the fair value of the reporting units would be less than the carrying value.

NOTE 11. GOODWILL AND OTHER INTANGIBLE ASSETS – continued

The following table shows a summary of intangible assets as of the dates presented:

	December 31,
(dollars in thousands)	2013	2012
Gross carrying amount at beginning of year	$16,401	$15,070
Additions	—	1,331
Accumulated amortization	(12,642)	(11,051)

Balance at End of Year	$3,759	$5,350

Intangible assets as of December 31, 2013 consisted of $3.2 million for the acquisition of core deposits, $0.1 million for the acquisition of wealth management relationships and $0.5 million for the acquisition of insurance contract relationships. We determined the amount of identifiable intangible assets based upon independent core deposit, wealth management and insurance contract valuations. Other intangible assets are evaluated for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. There were no triggering events in 2013 requiring an impairment analysis to be completed.

Amortization expense on finite-lived intangible assets totaled $1.6 million, $1.7 million and $1.7 million for 2013, 2012 and 2011. The following is a summary of the expected amortization expense for finite-lived intangibles assets, assuming no new additions, for each of the five years following December 31, 2013:

(dollars in thousands)	Amount
2014	$1,129
2015	883
2016	645
2017	500
2018	134

Total	$3,291

NOTE 12. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The following table indicates the amount representing the value of derivative assets and derivative liabilities at December 31:

	Derivatives (included in Other Assets)		Derivatives (included in Other Liabilities)
(dollars in thousands)	2013	2012	2013	2012
Derivatives not Designated as Hedging Instruments
Interest Rate Swap Contracts—Commercial Loans
Fair value	$13,698	$23,748	$13,647	$23,522
Notional amount	261,754	227,532	261,754	227,532
Collateral posted	—	—	12,611	19,595
Interest Rate Lock Commitments—Mortgage Loans
Fair value	85	467	—	—
Notional amount	3,989	14,287	—	—
Forward Sale Contracts—Mortgage Loans
Fair value	34	—	—	48
Notional amount	5,250	—	—	14,100

NOTE 12. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES – continued

The following table indicates the gross amounts of commercial loan swap derivative assets and derivative liabilities, the amounts offset and the carrying values in the Consolidated Balance Sheets at December 31:

	Derivatives (included in Other Assets)		Derivatives (included in Other Liabilities)
(dollars in thousands)	2013	2012	2013	2012
Derivatives not Designated as Hedging Instruments
Gross amounts recognized	$14,012	$24,262	$13,961	$24,036
Gross amounts offset	(314)	(514)	(314)	(514)

Net amounts presented in the Consolidated Balance Sheets	13,698	23,748	13,647	23,522
Gross amounts not offset(1)	—	—	(12,611)	(19,595)

Net Amount	$13,698	$23,748	$1,036	$3,927

(1)	Amounts represent posted collateral.

The following table indicates the gain or loss recognized in income on derivatives for the years ended December 31:

(dollars in thousands)	2013	2012	2011
Derivatives not Designated as Hedging Instruments
Interest rate swap contracts—commercial loans	$(174)	$101	$(38)
Interest rate lock commitments—mortgage loans	(382)	223	27
Forward sale contracts—mortgage loans	82	47	(507)

Total Derivative (Loss) Gain	$(474)	$371	$(518)

NOTE 13. MORTGAGE SERVICING RIGHTS

For the years ended December 31, 2013, 2012 and 2011, the 1-4 family mortgage loans that were sold to Federal National Mortgage Association, or FNMA, amounted to $62.9 million, $82.9 million and $67.9 million. At December 31, 2013, 2012 and 2011 our servicing portfolio totaled $327.4 million, $329.2 million and $332.6 million.

The following table indicates MSRs and the net carrying values:

(dollars in thousands)	Servicing Rights	Valuation Allowance	Net Carrying Value
Balance at December 31, 2011	$3,320	$1,167	$2,153
Additions	826	—	826
Amortization	(940)	—	(940)
Temporary impairment recapture	—	(67)	67

Balance at December 31, 2012	$3,206	$1,100	$2,106
Additions	780	—	780
Amortization	(778)	—	(778)
Temporary impairment recapture	—	(811)	811

Balance at December 31, 2013	$3,208	$289	$2,919

NOTE 14. DEPOSITS

The following table presents the composition of deposits at December 31 and interest expense for the years ended December 31:

	2013		2012		2011
(dollars in thousands)	Balance	Interest Expense	Balance	Interest Expense	Balance	Interest Expense
Noninterest-bearing demand	$992,779	$—	$960,980	$—	$818,686	$—
Interest-bearing demand	312,790	75	316,760	146	283,611	363
Money market	281,403	446	361,233	528	278,092	376
Savings	994,805	1,735	965,571	2,356	802,942	1,267
Certificates of deposit	1,090,531	9,150	1,033,884	13,766	1,152,528	20,946

Total	$3,672,308	$11,406	$3,638,428	$16,796	$3,335,859	$22,952

The aggregate of all certificates of deposit over $100,000 amounted to $433.8 million and $368.1 million at December 31, 2013 and 2012.

The following table indicates the scheduled maturities of certificates of deposit at December 31, 2013:

(dollars in thousands)	Amount
2014	$677,675
2015	217,110
2016	67,246
2017	72,868
2018	47,238
Thereafter	8,394

Total	$1,090,531

NOTE 15. SHORT-TERM BORROWINGS

Short-term borrowings are for terms under one year and were comprised of retail repurchase agreements, or REPOs, and FHLB advances. We define REPOs with our local retail customers as retail REPOs. Securities pledged as collateral under these REPO financing arrangements cannot be sold or repledged by the secured party and are therefore accounted for as a secured borrowing. FHLB advances are for various terms secured by a blanket lien on residential mortgages and other real estate secured loans.

The following table represents the composition of short-term borrowings, the weighted average interest rate as of December 31 and interest expense for the years ended December 31:

	2013			2012			2011
(dollars in thousands)	Balance	Weighted Average Interest Rate	Interest Expense	Balance	Weighted Average Interest Rate	Interest Expense	Balance	Weighted Average Interest Rate	Interest Expense
REPOs	$33,847	0.01%	$62	$62,582	0.20%	$82	$30,370	0.11%	$53
FHLB advances	140,000	0.30%	279	75,000	0.19%	123	75,000	0.18%	2

Total Short-term Borrowings	$173,847	0.24%	$341	$137,582	0.19%	$205	$105,370	0.16%	$55

NOTE 15. SHORT-TERM BORROWINGS – continued

We had a $5.0 million line of credit with S&T Bank secured by investments of another subsidiary of S&T, which was closed in April 2012.

NOTE 16. LONG-TERM BORROWINGS AND SUBORDINATED DEBT

Our long-term borrowings at the Pittsburgh FHLB as of December 31, 2013 and 2012 were $21.6 million and $33.9 million. FHLB borrowings are collateralized by a blanket lien on residential mortgages and other real estate secured loans. Total loans pledged as collateral at the FHLB were $2.2 billion at year end 2013. The FHLB has eliminated the requirement that it may require collateral delivery for any portion of credit exposure that exceeds 75 percent of maximum borrowing capacity. We were eligible to borrow up to an additional $1.3 billion based on qualifying collateral, to a maximum borrowing capacity of $1.5 billion.

The following table represents the balance of long-term borrowings, the weighted average interest rate as of December 31 and interest expense for the years ended December 31:

(dollars in thousand)	2013	2012	2011
Long-term borrowings	$21,810	$34,101	$31,874
Weighted average interest rate	3.01%	3.17%	3.40%
Interest expense	$746	$1,107	$1,091

Scheduled annual maturities and average interest rates for all of our long-term debt, including a capital lease of $0.2 million, for each of the five years and thereafter subsequent to December 31, 2013 are as follows:

(dollars in thousands)	Balance	Average Rate
2014	$2,369	3.36%
2015	2,399	3.41%
2016	2,330	3.44%
2017	2,412	3.53%
2018	2,496	3.67%
Thereafter	9,804	2.44%

Total	$21,810	3.01%

Junior Subordinated Debt Securities

The following table represents the composition of junior subordinated debt securities at December 31 and the interest expense for the years ended December 31:

	2013		2012		2011
(dollars in thousands)	Balance	Interest Expense	Balance	Interest Expense	Balance	Interest Expense
2006 Junior subordinated debt	$25,000	$475	$25,000	$523	$25,000	$1,344
2008 Junior subordinated debt—trust preferred securities	20,619	770	20,619	808	20,619	777
2008 Junior subordinated debt	—	422	20,000	818	20,000	786
2008 Junior subordinated debt	—	403	25,000	766	25,000	728

Total	$45,619	$2,070	$90,619	$2,915	$90,619	$3,635

NOTE 16. LONG-TERM BORROWINGS AND SUBORDINATED DEBT – continued

The following table summarizes the key terms of our junior subordinated debt securities:

(dollars in thousands)	2006 Junior Subordinated Debt	2008 Trust Preferred Securities	2008 Junior Subordinated Debt	2008 Junior Subordinated Debt
Junior Subordinated Debt	$25,000	—	$20,000	$25,000
Trust Preferred Securities	—	$20,000	—	—
Stated Maturity Date	12/15/2036	3/15/2038	6/15/2018	5/30/2018
Optional redemption date at par	Any time after 9/15/2011	Any time after 3/15/2013	Any time after 6/15/2013	Any time after 5/30/2013
Regulatory Capital	Tier 2	Tier 1	Tier 2	Tier 2
Interest Rate	3 month LIBOR plus 160 bps	3 month LIBOR plus 350 bps	3 month LIBOR plus 350 bps	3 month LIBOR plus 250 bps
Interest Rate at December 31, 2013	1.84%	3.74%	—	—

We completed a private placement of the trust preferred securities to a financial institution during the first quarter of 2008. As a result, we own 100 percent of the common equity of STBA Capital Trust I. The trust was formed to issue mandatorily redeemable capital securities to third-party investors. The proceeds from the sale of the securities and the issuance of the common equity by STBA Capital Trust I were invested in junior subordinated debt securities issued by us. The third party investors are considered the primary beneficiaries; therefore, the trust qualifies as a VIE, but is not consolidated into our financial statements. STBA Capital Trust I pays dividends on the securities at the same rate as the interest paid by us on the junior subordinated debt held by STBA Capital Trust I.

We repaid $45.0 million of junior subordinated debt in June 2013 because of its diminishing regulatory capital benefit and the future positive impact on net interest income. We replaced the funding primarily with FHLB short-term advances.

NOTE 17. COMMITMENTS AND CONTINGENCIES

Commitments

The following table sets forth our commitments and letters of credit as of the dates presented:

	December 31,
(dollars in thousands)	2013	2012
Commitments to extend credit	$1,038,529	$874,137
Standby letters of credit	78,639	95,399

Total	$1,117,168	$969,536

Estimates of the fair value of these off-balance sheet items were not made because of the short-term nature of these arrangements and the credit standing of the counterparties.

Our allowance for unfunded loan commitments totaled $2.9 million at December 31, 2013 and $3.0 million at December 31, 2012.

We have future commitments with third party vendors for data processing and communication charges. Data processing and communication expense of $9.5 million and $10.3 million for 2013 and 2012 included $0.8 million and $2.3 million in one-time merger related expense. We had $7.4 million of data processing and communication expense in 2011.

NOTE 17. COMMITMENTS AND CONTINGENCIES – continued

The following table sets forth the future estimated payments related to data processing and communication charges for each of the five years following December 31, 2013:

(dollars in thousands)	Total
2014	$9,852
2015	10,114
2016	10,385
2017	10,664
2018	10,951

Total	$51,966

Litigation

In the normal course of business, we are subject to various legal and administrative proceedings and claims. While any type of litigation contains a level of uncertainty, we believe that the outcome of such proceedings or claims pending will not have a material adverse effect on our consolidated financial position or results of operations.

NOTE 18. INCOME TAXES

Income tax expense (benefit) for the years ended December 31 are comprised of:

(dollars in thousands)	2013	2012	2011
Current	$16,836	$6,223	$12,174
Deferred	(2,358)	1,038	2,448

Total	$14,478	$7,261	$14,622

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before income taxes. We ordinarily generate an annual effective tax rate that is less than the statutory rate of 35 percent primarily due to benefits resulting from tax-exempt interest, excludable dividend income, tax-exempt income on BOLI and tax benefits associated with LIHTC from certain partnership investments.

The statutory to effective tax rate reconciliation for the years ended December 31 is as follows:

	2013	2012	2011
Statutory tax rate	35.0%	35.0%	35.0%
Low income housing tax credits	(6.8)%	(10.5)%	(5.5)%
Tax-exempt interest	(4.5)%	(6.7)%	(4.1)%
Bank owned life insurance	(1.0)%	(1.2)%	(1.2)%
Acquisition costs	—	0.5%	—
Dividend exclusion	(0.4)%	(0.7)%	(0.6)%
Other	—	1.1%	—

Effective Tax Rate	22.3%	17.5%	23.6%

NOTE 18. INCOME TAXES – continued

Income taxes applicable to security gains were insignificant in 2013, $1.1 million in 2012 and insignificant in 2011. Significant components of our temporary differences were as follows at December 31:

(dollars in thousands)	2013	2012
Deferred Tax Liabilities:
Net unrealized holding gains on securities available-for-sale	$—	$(5,586)
Prepaid pension	(3,730)	(4,721)
Deferred loan income	(1,614)	(969)
Purchase accounting adjustments	(801)	(935)
Depreciation on premises and equipment	(1,061)	(1,963)
Other	(823)	(690)

Total Deferred Tax liabilities	(8,029)	(14,864)

Deferred Tax Assets:
Net unrealized holding losses on securities available-for-sale	361	—
Allowance for loan losses	18,890	16,536
Tax credit carryforwards (expires in 20 years)	—	1,430
Other employee benefits	2,369	2,701
Low income housing partnerships	3,147	2,890
Net adjustment to funded status of pension	6,495	12,899
Impairment of securities	1,313	1,375
Delinquent interest on nonaccrual loans	1,626	1,719
State net operating loss carryforwards	1,828	1,498
Other	3,950	3,157

Gross Deferred Tax Assets	39,979	44,205

Less: Valuation allowance	(2,199)	(1,498)

Total Deferred Tax Assets	37,780	42,707

Net Deferred Tax Asset	$29,751	$27,843

We establish a valuation allowance when it is more likely than not that we will not be able to realize the benefit of the deferred tax assets. Except for Pennsylvania net operating losses, or NOLs, and net unrealized tax capital loss carryforwards, we have determined that a valuation allowance is unnecessary for the deferred tax assets because it is more likely than not that these assets will be realized through future reversals of existing temporary differences and through future taxable income. The valuation allowance is reviewed quarterly and adjusted based on management’s assessments of realizable deferred tax assets. Gross deferred tax assets were reduced by a valuation allowance of $1.8 million related to Pennsylvania income tax NOLs and $0.4 million related to the net unrealized capital losses as utilization of these losses is not likely. The PA NOL carryforwards total $18.3 million and will expire in the years 2020-2033 and net unrealized tax capital losses total $0.7 million at December 31, 2013.

NOTE 18. INCOME TAXES – continued

Unrecognized Tax Benefits

A reconciliation of the change in Federal and State gross unrecognized tax benefits, or UTB, for the years ended December 31:

(dollars in thousands)	2013	2012	2011
Balance at beginning of year	$978	$200	$242
Prior period tax positions
Increase	924	—	—
Decrease	—	—	—
Current period tax positions	—	913	(42)
Reductions for statute of limitations expirations	—	(135)	—

Balance at End of Year	$1,902	$978	$200

Amount That Would Affect the Effective Tax Rate if Recognized	$148	$147	$197

We classify interest and penalties as an element of tax expense. We monitor changes in tax statutes and regulations to determine if significant changes will occur over the next 12 months. As of December 31, 2013 no significant changes to UTB are projected, however, tax audit examinations are possible.

We recognized $0.2 million related to interest in 2013, $0.2 million in 2012 and insignificant amounts in 2011 in the Consolidated Statements of Net Income.

During 2013, the IRS completed its examination of our 2010 tax year. The exam was closed with no material adjustments impacting tax expense. As of December 31, 2013, all income tax returns filed for the tax years 2011 through 2012 remain subject to examination by the IRS.

NOTE 19. TAX EFFECTS ON OTHER COMPREHENSIVE INCOME (LOSS)

The following tables present the tax effects of the components of other comprehensive income (loss) for the years ended December 31:

(dollars in thousands)	Pre-Tax Amount	Tax (Expense) Benefit	Net of Tax Amount
2013
Net change in unrealized (losses) gains on securities available-for-sale	$(16,928)	$5,925	$(11,003)
Net available-for-sale securities (gains) losses reclassified into earnings	(5)	2	(3)
Adjustment to funded status of employee benefit plans	18,299	(6,405)	11,894

Other Comprehensive Income	$1,366	$(478)	$888

2012
Net change in unrealized gains (losses) on securities available-for-sale	$4,097	$(1,434)	$2,663
Net available-for-sale securities (gains) losses reclassified into earnings	(3,016)	1,055	(1,961)
Adjustment to funded status of employee benefit plans	(271)	95	(176)

Other Comprehensive Income	$810	$(284)	$526

2011
Net change in unrealized gains (losses) on securities available-for-sale	$6,702	$(2,346)	$4,356
Net available-for-sale securities losses (gains) reclassified into earnings	124	(43)	81
Adjustment to funded status of employee benefit plans	(18,787)	6,576	(12,211)

Other Comprehensive (Loss) Income	$(11,961)	$4,187	$(7,774)

NOTE 20. EMPLOYEE BENEFITS

We maintain a defined benefit pension plan, or Plan, covering substantially all employees hired prior to January 1, 2008. The benefits are based on years of service and the employee’s compensation for the highest five consecutive years in the last ten years. Contributions are intended to provide for benefits attributed to employee service to date and for those benefits expected to be earned in the future.

The following table summarizes the activity in the benefit obligation and Plan assets deriving the funded status, which is recorded in other liabilities in the Consolidated Balance Sheets:

(dollars in thousands)	2013	2012
Change in Projected Benefit Obligation
Projected benefit obligation at beginning of year	$102,454	$93,033
Service cost	2,767	2,788
Interest cost	3,985	4,358
Plan participants’ contributions	—	71
Actuarial (gain) loss	(7,167)	6,723
Benefits paid	(6,070)	(4,519)

Projected Benefit Obligation at End of Year	$95,969	$102,454

Change in Plan Assets
Fair value of plan assets at beginning of year	$81,088	$72,626
Actual return on plan assets	14,538	9,810
Employer contributions	—	3,100
Plan participants’ contributions	—	71
Benefits paid	(6,070)	(4,519)

Fair Value of Plan Assets at End of Year	$89,556	$81,088

Funded Status	$(6,413)	$(21,366)

The following table sets forth the amounts recognized in accumulated other comprehensive income (loss) at December 31:

(dollars in thousands)	2013	2012
Prior service credit	$(1,304)	$(1,442)
Net actuarial loss	18,373	36,297

Total (Before Tax Effects)	$17,069	$34,855

Below are the actuarial weighted average assumptions used in determining the benefit obligation:

	2013	2012
Discount rate	4.75%	4.00%
Rate of compensation increase	3.00%	3.00%

NOTE 20. EMPLOYEE BENEFITS – continued

The following table summarizes the components of net periodic pension cost and other changes in Plan assets and benefit obligation recognized in other comprehensive income (loss) for the years ended December 31:

(dollars in thousands)	2013	2012	2011
Components of Net Periodic Pension Cost
Service cost—benefits earned during the period	$2,767	$2,788	$2,371
Interest cost on projected benefit obligation	3,985	4,358	4,162
Expected return on plan assets	(6,207)	(5,564)	(5,378)
Amortization of prior service cost (credit)	(138)	(137)	(7)
Recognized net actuarial loss	2,425	2,474	773

Net Periodic Pension Expense	$2,832	$3,919	$1,921

Other Changes in Plan Assets and Benefit Obligation Recognized in Other Comprehensive Income (Loss)
Net actuarial loss (gain)	$(15,499)	$2,477	$20,422
Recognized net actuarial loss	(2,425)	(2,474)	(773)
Prior service credit	—	—	(1,513)
Recognized prior service credit	138	137	7

Total (Before Tax Effects)	$(17,786)	$140	$18,143

Total Recognized in Net Benefit Cost and Other Comprehensive Income (Loss) (Before Tax Effects)	$(14,954)	$4,059	$20,064

The following table summarizes the actuarial weighted average assumptions used in determining net periodic pension cost:

	2013	2012	2011
Discount rate	4.00%	4.75%	5.75%
Rate of compensation increase	3.00%	4.00%	4.00%
Expected return on assets	8.00%	8.00%	8.00%

The net actuarial loss included in accumulated other comprehensive income (loss) expected to be recognized in net periodic pension cost during the year ended December 31, 2014 is $0.8 million. The prior service credit expected to be recognized during the same period is $0.1 million.

The accumulated benefit obligation for the Plan was $88.3 million at December 31, 2013 and $93.5 million at December 31, 2012.

We consider many factors when setting the assumed rate of return on Plan assets. As a general guideline the assumed rate of return is equal to the weighted average of the expected returns for each asset category and is estimated based on historical returns as well as expected future returns. The weighted average discount rate is derived from corporate yield curves.

S&T Bank’s Retirement Plan Committee determines the investment policy for the Plan. In general, the targeted asset allocation is 50 percent to 70 percent equities and 30 percent to 50 percent fixed income. A strategic allocation within each asset class is employed based on the Plan’s time horizon, risk tolerances, performance expectations and asset class preferences. Investment managers have discretion to invest in any equity or fixed-income asset class, subject to the securities guidelines of the Plan’s Investment Policy Statement.

At this time, S&T Bank is not required to make a cash contribution to the Plan in 2014. No contributions were made during 2013.

NOTE 20. EMPLOYEE BENEFITS – continued

The following table provides information regarding estimated future benefit payments to be paid in each of the next five years and in the aggregate for the five years thereafter:

(dollars in thousands)	Amount
2014	$5,723
2015	6,698
2016	6,326
2017	6,182
2018	7,220
2019—2023	36,578

We also have supplemental executive retirement plans, or SERPs, for certain key employees. The SERPs are unfunded. The projected benefit obligations related to the SERPs were $2.8 million and $3.5 million at December 31, 2013 and 2012. These amounts also represent the net amount recognized in the statement of financial position for the SERPs. Net periodic benefit costs for the SERPs were $0.4 million, $0.5 million and $0.3 million for each of the years ended December 31, 2013, 2012 and 2011. Additionally, $1.5 million and $2.0 million before tax were reflected in accumulated other comprehensive income (loss) at December 31, 2013 and 2012, in relation to the SERPs. The actuarial assumptions used for the SERPs are the same as those used for the Plan.

We maintain a Thrift Plan, a qualified defined contribution plan, in which substantially all employees are eligible to participate. We make matching contributions to the Thrift Plan up to 3.5 percent of participants’ eligible compensation and may make additional profit-sharing contributions as provided by the Thrift Plan. Expense related to these contributions amounted to $1.4 million in 2013, $1.3 million in 2012 and $1.1 million in 2011.

Fair Value Measurements

The following tables present our Plan assets measured at fair value on a recurring basis by fair value hierarchy level at December 31, 2013 and 2012. There were no transfers between Level 1 and Level 2 for items of a recurring basis during the periods presented. The decrease of $2.7 million in Level 3 plan assets between December 31, 2012 and December 31, 2013 is due to the sale of these investments. There were no purchases or transfers of Level 3 plan assets in 2013.

	December 31, 2013
	Fair Value Asset Classes(1)
(dollars in thousands)	Level 1	Level 2	Level 3	Total
Cash and cash equivalents(2)	$—	$2,946	$—	$2,946
Fixed Income(3)	26,448	—	—	26,448
Equities:
Equity index mutual funds—domestic(4)	1,558	—	—	1,558
Equity index mutual funds—international(5)	2,497	—	—	2,497
Domestic Individual Equities(6)	55,206	—	—	55,206
International Individual Equities(7)	901	—	—	901

Total Assets at Fair Value	$86,610	$2,946	$—	$89,556

(1)	Refer to Note 1 Summary of Significant Accounting Policies, Fair Value Measurements for a description of levels within the fair value hierarchy.
(2)	This asset class includes FDIC insured money market instruments.

NOTE 20. EMPLOYEE BENEFITS – continued

(3)	This asset class includes a variety of fixed income mutual funds which primarily invests in investment grade rated securities. Investment managers have discretion to invest in fixed income related securities including futures, options and other derivatives. Investments may be made in currencies other than the U.S. dollar.
(4)	The sole investment within this asset class is S&P 600 index iShares.
(5)	The sole investment within this asset class is MSCI EAFE Index iShares.
(6)	This asset class includes individual domestic equities invested in an active all-cap strategy. It may also include convertible bonds.
(7)	This asset class includes American Depository Receipts, or ADR.

	December 31, 2012
	Fair Value Asset Classes(1)
(dollars in thousands)	Level 1	Level 2	Level 3	Total
Cash and cash equivalents(2)	$—	$8,585	$—	$8,585
Fixed Income(3)	22,211	—	1,432	23,643
Equities:
Equity index mutual funds—domestic(4)	1,934	—	—	1,934
Equity index mutual funds—international(5)	4,218	—	—	4,218
Domestic Individual Equities(6)	39,631	—	—	39,631
International Individual Equities(7)	1,802	—	—	1,802
Equity—Partnerships(8)	—	—	1,275	1,275

Total Assets at Fair Value	$69,796	$8,585	$2,707	$81,088

(1)	Refer to Note 1 Summary of Significant Accounting Policies, Fair Value Measurements for a description of levels within the fair value hierarchy.
(2)	This asset class includes FDIC insured money market instruments.
(3)	This asset class includes a variety of fixed income mutual funds and a partnership which primarily invests in investment grade rated securities. Investment managers have discretion to invest in fixed income related securities including futures, options and other derivatives. Investments may be made in currencies other than the U.S. dollar.
(4)	The sole investment within this asset class is S&P 600 index iShares.
(5)	The sole investment within this asset class is MSCI EAFE Index iShares.
(6)	This asset class includes individual domestic equities invested in an active all-cap strategy. It may also include convertible bonds.
(7)	This asset class includes American Depository Receipts, or ADR.
(8)	This asset class includes a Partnership priced by the investment manager which invests in equities and T-Bills.

NOTE 21. INCENTIVE AND RESTRICTED STOCK PLAN AND DIVIDEND REINVESTMENT PLAN

We adopted an Incentive Stock Plan in 1992 that provided for granting incentive stock options, nonstatutory stock options, restricted stock and appreciation rights. On October 17, 1994, the 1992 Stock Plan was amended to include outside directors. The 1992 Stock Plan had a maximum of 3,200,000 shares of our common stock and expired ten years from the date of board approval. At December 31, 2002, 3,180,822 nonstatutory stock options and restricted stock had been granted under the 1992 Stock Plan. No further awards will be made under the 1992 Stock Plan. All grants under the 1992 Stock Plan have expired at December 31, 2012.

We adopted an Incentive Stock Plan in 2003 that provides for granting incentive stock options, nonstatutory stock options, restricted stock and appreciation rights. The 2003 Stock Plan has a maximum of 1,500,000 shares of our common stock and expires ten years from the date of board approval. The 2003 Stock Plan is similar to the 1992 Stock Plan, which the 2003 Stock Plan replaced.

NOTE 21. INCENTIVE AND RESTRICTED STOCK PLAN AND DIVIDEND REINVESTMENT PLAN – continued

Stock Options

As of December 31, 2013, 428,900 nonstatutory stock options are outstanding under the 2003 Stock Plan. Nonstatutory stock options granted in 2006 and 2005 are fully vested and have a ten-year life. These stock options were fully expensed in 2010.

The fair value of option awards under the nonstatutory stock option plan were estimated on the date of grant using the Black-Scholes valuation model, which is dependent upon certain assumptions. We use the simplified method in developing the estimated life of the option, whereby the expected life is presumed to be the midpoint between the vesting date and the end of the contractual term. There have been no nonstatutory stock options granted since 2006.

The following table summarizes activity for nonstatutory stock options for the years ended December 31:

	2013			2012			2011
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding at beginning of year	675,500	$35.18		757,050	$34.33		930,700	$32.80
Granted	—	—		—	—		—	—
Exercised	—	—		—	—		—	—
Forfeited	(246,600)	31.39		(81,550)	27.29		(173,650)	26.11

Outstanding at End of Year	428,900	$37.36	1.4 years	675,500	$35.18	2.0 years	757,050	$34.33	2.8 years

Exercisable at End of Year	428,900	$37.36	1.4 years	675,500	$35.18	2.0 years	757,050	$34.33	2.8 years

The aggregate intrinsic value of options outstanding and exercisable was zero as of December 31, 2013, 2012 and 2011. The aggregate intrinsic value represents the total pretax intrinsic value (the difference between our closing stock price on the last trading day of the fourth quarter and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2013.

As of December 31, 2013, 2012 and 2011 all outstanding stock options have vested. During the years ended December 31, 2013, 2012 and 2011 no stock options were exercised.

Restricted Stock

We periodically issue restricted stock to employees and directors, pursuant to the 2003 Stock Plan. As of December 31, 2013, 259,673 restricted shares have been granted under this plan.

During 2013, 2012 and 2011, we granted 18,942, 19,362 and 19,890 restricted shares of common stock, to outside directors. The grants are part of the compensation arrangement approved by the Compensation and Benefits Committee whereby the directors receive compensation in both the form of cash and restricted shares of common stock. These shares fully vest one year after the date of grant.

Also during 2013, 2012 and 2011, we granted 3,247, 48,008 and 60,157 restricted shares of common stock to senior management. The awards to senior management were granted in accordance with performance levels

NOTE 21. INCENTIVE AND RESTRICTED STOCK PLAN AND DIVIDEND REINVESTMENT PLAN – continued

set by the Compensation and Benefits Committee. During the years ended 2013 and 2012 restricted shares were granted on two occasions and have different vesting periods. The restricted stock grants for 2013 of 3,247 shares and for 2012 of 9,897 shares vest fully on the second anniversary of the grant dates. The restricted shares granted under our Long Term Incentive Plan for 2012 of 38,111 shares consisted of both time and performance-based awards; there were no shares granted under this plan in 2013. Vesting for the time-based awards is 50 percent after two years and the remaining 50 percent at the end of the third year. The performance-based awards vest at the end of the three year period. During 2011 the restricted shares granted occurred on three occasions and have different vesting periods. The first grant, or 16,497 restricted shares, vests fully on the second anniversary of the grant date. The second grant, or 11,104 restricted shares, vested fully on January 1, 2012. The third grant, or 32,556 restricted shares, was granted under our Long Term Incentive Plan (2011 LTIP) and vests in the same manner as explained above.

Of the 4,688 restricted shares granted in 2010, 1,881 shares fully vested one year after the date of grant. The remaining 2,807 shares granted vest 50 percent on each of the one and two year anniversaries from the date of grant. During the vesting period, the recipient receives dividends and has the right to vote the unvested shares granted. If the recipient leaves S&T before the end of the vesting period, shares will be forfeited except in the case of retirement, disability or death where accelerated vesting provisions are defined within the plan agreement.

Compensation expense for time-based restricted stock is recognized ratably over the period of service, generally the entire vesting period, based on fair value on the date of grant. For grants made to directors, the fair value is determined by the closing price of the stock on the date of grant. The average of the high and low prices of the stock on the grant date is used for senior management. Compensation expense for performance-based restricted stock is recognized ratably over the remaining vesting period once the likelihood of meeting the performance measure is probable. During 2013, 2012 and 2011, we recognized compensation expense of $0.6 million, $0.9 million and $1.1 million and realized a tax benefit of $0.2 million, $0.3 million and $0.4 million.

The following table provides information about restricted stock for the years ended December 31:

	Restricted Stock	Weighted Average Grant Date Fair Value
Non-vested at December 31, 2010	31,670	$24.56
Granted	80,047	21.39
Vested	23,915	23.69
Forfeited	1,652	23.64

Non-vested at December 31, 2011	86,150	$21.88
Granted	67,370	21.53
Vested	37,118	19.75
Forfeited	1,383	19.54

Non-vested at December 31, 2012	115,019	$22.39
Granted	22,189	19.18
Vested	45,864	19.68
Forfeited	11,929	21.30

Non-vested at December 31, 2013	79,415	$21.50

As of December 31, 2013, there was $0.9 million of total unrecognized compensation cost related to restricted stock that will be recognized as compensation expense over a weighted average period of one year.

NOTE 21. INCENTIVE AND RESTRICTED STOCK PLAN AND DIVIDEND REINVESTMENT PLAN – continued

Dividend Reinvestment Plan

We also sponsor a Dividend Reinvestment and Stock Purchase Plan, or Dividend Plan, where shareholders may purchase shares of S&T common stock at the average fair value with reinvested dividends and voluntary cash contributions. The plan administrator and transfer agent may purchase shares directly from us from shares held in treasury or purchase shares in the open market to fulfill the Dividend Plan’s needs.

NOTE 22. PARENT COMPANY CONDENSED FINANCIAL INFORMATION

The following condensed financial statements summarize the financial position of S&T Bancorp, Inc. as of December 31, 2013 and 2012 and the results of its operations and cash flows for each of the three years ended December 31, 2013, 2012 and 2011.

BALANCE SHEETS

	December 31,
(dollars in thousands)	2013	2012
ASSETS
Cash	$14,852	$12,202
Investments in:
Bank subsidiary	553,825	523,664
Nonbank subsidiaries	19,561	19,934
Other assets	4,441	3,129

Total Assets	$592,679	$558,929

LIABILITIES
Long-term debt	$20,619	$20,619
Other liabilities	754	888

Total Liabilities	21,373	21,507

Total Shareholders’ Equity	571,306	537,422

Total Liabilities and Shareholders’ Equity	$592,679	$558,929

STATEMENTS OF NET INCOME

	Years Ended December 31,
(dollars in thousands)	2013	2012	2011
Dividends from subsidiaries	$24,087	$35,603	$23,029
Investment income	15	17	121
Interest expense on long-term debt	769	808	777
Other expenses	2,579	1,800	1,091

Income before Equity in Undistributed Net Income of Subsidiaries	20,754	33,012	21,282

Equity in undistributed net income (distribution in excess of net income) of:
Bank subsidiary	29,926	1,371	25,590
Nonbank subsidiaries	(141)	(183)	392

Net Income	$50,539	$34,200	$47,264

NOTE 22. PARENT COMPANY CONDENSED FINANCIAL INFORMATION – continued

STATEMENTS OF CASH FLOWS

	Years Ended December 31,
(dollars in thousands)	2013	2012	2011
OPERATING ACTIVITIES
Net Income	$50,539	$34,200	$47,264
Equity in (undistributed net income) distribution in excess of net income of subsidiaries	(29,785)	(1,188)	(25,982)
Tax (benefit) expense from stock-based compensation	(96)	30	66
Other	121	1,023	10,145

Net Cash Provided by Operating Activities	20,779	34,065	31,493

INVESTING ACTIVITIES
Net investments in subsidiaries	—	(5,035)	—
Acquisitions	—	(14,123)	—

Net Cash Used in Investing Activities	—	(19,158)	—

FINANCING ACTIVITIES
Redemption of preferred stock	—	—	(108,676)
(Purchase) Sale of treasury shares, net	(88)	998	1,946
Preferred stock dividends	—	—	(5,072)
Cash dividends paid to common shareholders	(18,137)	(17,357)	(16,830)
Tax benefit (expense) from stock-based compensation	96	(30)	(66)

Net Cash Used in Financing Activities	(18,129)	(16,389)	(128,698)
Net increase (decrease) in cash	2,650	(1,482)	(97,205)
Cash at beginning of year	12,202	13,684	110,889

Cash at End of Year	$14,852	$12,202	$13,684

NOTE 23. REGULATORY MATTERS

We are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet the minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our financial statements. Under capital guidelines and the regulatory framework for prompt corrective action, we must meet specific capital guidelines that involve quantitative measures of our assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Our capital amounts and classification are also subject to qualitative judgments by the regulators about risk weightings and other factors.

The most recent notifications from the Federal Reserve and the FDIC categorized S&T and S&T Bank as well capitalized under the regulatory framework for corrective action. There have been no conditions or events that we believe have changed S&T or S&T Bank’s status during 2013 and 2012.

Tier 1 capital consists principally of shareholders’ equity, including preferred stock; excluding items recorded in accumulated other comprehensive income (loss), less goodwill and other intangibles. For regulatory purposes, trust preferred securities totaling $20.0 million, issued by an unconsolidated trust subsidiary of S&T underlying such junior subordinated debt, are included in Tier 1 capital for S&T. Total capital consists of Tier 1 capital plus junior subordinated debt and the ALL subject to limitation. We currently have $25.0 million in junior subordinated debt which is included in Tier 2 capital for S&T in accordance with current regulatory reporting requirements.

NOTE 23. REGULATORY MATTERS – continued

Quantitative measures established by regulation to ensure capital adequacy require us to maintain minimum amounts and ratios of Total and Tier 1 capital to risk-weighted assets and Tier 1 capital to average assets. As of December 31, 2013 and 2012, we met all capital adequacy requirements to which we are subject.

The following table summarizes risk-based capital amounts and ratios for S&T and S&T Bank.

	Actual		Minimum Regulatory Capital Requirements		To be Well Capitalized Under Prompt Corrective Action Provisions
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2013
Total Capital (to Risk-Weighted Assets)
S&T	$494,986	14.36%	$275,684	8.00%	$344,606	10.00%
S&T Bank	457,540	13.35%	274,257	8.00%	342,821	10.00%
Tier 1 Capital (to Risk-Weighted Assets)
S&T	426,234	12.37%	137,842	4.00%	206,763	6.00%
S&T Bank	389,584	11.36%	137,128	4.00%	205,693	6.00%
Leverage Ratio(1)
S&T	426,234	9.75%	174,824	4.00%	218,530	5.00%
S&T Bank	389,584	8.95%	174,081	4.00%	217,601	5.00%
As of December 31, 2012
Total Capital (to Risk-Weighted Assets)
S&T	$504,041	15.39%	$262,029	8.00%	$327,536	10.00%
S&T Bank	452,906	14.35%	252,489	8.00%	315,611	10.00%
Tier 1 Capital (to Risk-Weighted Assets)
S&T	392,506	11.98%	131,015	4.00%	196,522	6.00%
S&T Bank	343,331	10.88%	126,244	4.00%	189,366	6.00%
Leverage Ratio(1)
S&T	392,506	9.31%	168,563	4.00%	210,704	5.00%
S&T Bank	343,331	8.45%	162,611	4.00%	203,264	5.00%

(1)	Minimum requirement is 3.00 percent for the most highly rated financial institutions.

NOTE 24. CAPITAL PURCHASE PROGRAM

On December 7, 2011 we redeemed all of the $108.7 million, or 108,676 shares, of Series A Preferred Stock issued on January 16, 2009 in conjunction with our participation in the CPP. Upon redemption, a one-time non-cash reduction to net income available to common shareholders of $1.8 million, or $0.06 per common share, was recorded for the remaining unamortized discount of the preferred stock. Refer to Item 8, Note 23 Regulatory Matters, of this Report for additional disclosures regarding capital requirements.

In connection with the issuance of the preferred stock to the U.S. Treasury in 2009, we also issued the U.S. Treasury a warrant to purchase 517,012 shares of our common stock at an initial per share exercise price of $31.53. The warrant provides for the adjustment of the exercise price and the number of shares of our common stock issuable upon exercise pursuant to customary anti-dilution provisions, such as upon stock splits or distributions of securities or other assets to holders of our common stock and upon certain issuances of our common stock at or below a specified price relative to the initial exercise price. A binomial pricing model was used to calculate the fair value of the common stock warrant we issued on January 16, 2009 resulting in a fair value of $4.0 million.

NOTE 24. CAPITAL PURCHASE PROGRAM – continued

The assumptions used to calculate the fair value of the warrant are summarized below:

Assumption	Value
Contractual term	10 years
Exercise price	$31.53
Estimated fair value of company stock	$29.14
Expected life	10 years
Risk-free rate over expected life of the warrant	2.36%
Expected volatility	28.40%
Expected dividend yield	3.85%

We utilized the average of daily and monthly historical volatility for purposes of this valuation. We did not repurchase the warrant concurrently with the redemption of the preferred stock in 2011. The warrant remains outstanding as of the December 31, 2013. The U.S. Treasury had agreed not to exercise voting power with respect to any shares of common stock issued upon exercise of the warrant, but sold the warrant in 2013, and the buyer is not under any restrictions with regard to voting power of the stock if the warrant is exercised. The warrant will remain outstanding until January 2019 or until it is exercised by the owner at the exercise price of $31.53 per share.

NOTE 25. SEGMENTS

We operate three reportable operating segments: Community Banking, Insurance and Wealth Management.

•	Our Community Banking segment offers services which include accepting time and demand deposits, originating commercial and consumer loans and providing letters of credit and credit card services.

•	Our Insurance segment includes a full-service insurance agency offering commercial property and casualty insurance, group life and health coverage, employee benefit solutions and personal insurance lines.

•	Our Wealth Management segment offers discount brokerage services, services as executor and trustee under wills and deeds, guardian and custodian of employee benefits and other trust and brokerage services, as well as a registered investment advisor that manages private investment accounts for individuals and institutions.

The following represents total assets by reportable operating segment as of December 31:

(dollars in thousands)	2013	2012
Community Banking	$4,524,939	$4,516,194
Insurance	6,926	9,302
Wealth Management	1,325	1,206

Total Assets	$4,533,190	$4,526,702

NOTE 25. SEGMENTS – continued

The following tables provide financial information for our three segments. The financial results of the business segments include allocations for shared services based on an internal analysis that supports line of business and branch performance measurement. Shared services include expenses such as employee benefits, occupancy expense, computer support and other corporate overhead. Even with these allocations, the financial results are not necessarily indicative of the business segments’ financial condition and results of operations as if they existed as independent entities. The information provided under the caption “Eliminations” represents operations not considered to be reportable segments and/or general operating expenses and eliminations and adjustments, which are necessary for purposes of reconciling to the Consolidated Financial Statements.

	For the Year Ended December 31, 2013
(dollars in thousands)	Community Banking	Insurance	Wealth Management	Eliminations	Consolidated
Interest income	$153,450	$2	$517	$(213)	$153,756
Interest expense	16,508	—	—	(1,945)	14,563

Net interest income (expense)	136,942	2	517	1,732	139,193
Provision for loan losses	8,311	—	—	—	8,311
Noninterest income	34,649	5,483	10,662	733	51,527
Noninterest expense	91,737	5,043	9,535	5,979	112,294
Depreciation expense	3,430	47	30	—	3,507
Amortization of intangible assets	1,492	51	48	—	1,591
Provision (benefit) for income taxes	17,212	120	660	(3,514)	14,478

Net Income (Loss)	$49,409	$224	$906	$—	$50,539

	For the Year Ended December 31, 2012
(dollars in thousands)	Community Banking	Insurance	Wealth Management	Eliminations	Consolidated
Interest income	$155,865	$1	$454	$(69)	$156,251
Interest expense	22,135	—	—	(1,111)	21,024

Net interest income (expense)	133,730	1	454	1,042	135,227
Provision for loan losses	22,815	—	—	—	22,815
Noninterest income	36,422	5,262	9,788	440	51,912
Noninterest expense	97,687	5,415	9,448	4,692	117,242
Depreciation expense	3,833	48	31	—	3,912
Amortization of intangible assets	1,600	52	57	—	1,709
Provision (benefit) for income taxes	10,207	(88)	352	(3,210)	7,261

Net Income (Loss)	$34,010	$(164)	$354	$—	$34,200

	For the Year Ended December 31, 2011
(dollars in thousands)	Community Banking	Insurance	Wealth Management	Eliminations	Consolidated
Interest income	$164,738	$1	$307	$33	$165,079
Interest expense	27,692	291	—	(250)	27,733

Net interest income (expense)	137,046	(290)	307	283	137,346
Provision for loan losses	15,609	—	—	—	15,609
Noninterest income	30,195	5,236	8,328	298	44,057
Noninterest expense	81,180	5,199	7,302	4,236	97,917
Depreciation expense	4,165	57	32	—	4,254
Amortization of intangible assets	1,619	52	66	—	1,737
Provision (benefit) for income taxes	17,911	(127)	493	(3,655)	14,622

Net Income (Loss)	$46,757	$(235)	$742	$—	$47,264

NOTE 26. OTHER NONINTEREST EXPENSE

Other noninterest expense is presented in the table below:

	Years Ended December 31,
(dollars in thousands)	2013	2012	2011
Other noninterest expenses:
Joint venture amortization	$4,095	$4,199	$3,302
Amortization of intangibles	1,591	1,709	1,737
Other real estate owned	445	2,166	1,518
Other	14,802	16,959	12,129

Total Other Noninterest Expenses	$20,933	$25,033	$18,686

NOTE 27. SELECTED FINANCIAL DATA

The following table presents selected financial data for the most recent eight quarters.

	2013				2012
(dollars in thousands, except per share data) (unaudited)	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
SUMMARY OF OPERATIONS
Interest income	$38,779	$38,581	$38,553	$37,843	$38,920	$38,820	$39,370	$39,140
Interest expense	3,125	3,307	3,957	4,174	4,629	5,025	5,551	5,819
Provision for loan losses	1,562	3,419	1,023	2,307	4,215	2,305	7,023	9,272

Net interest income after provision for loan losses	34,092	31,855	33,573	31,362	30,076	31,490	26,796	24,049
Security gains, net	—	3	—	2	—	2,170	6	840
Noninterest income	11,312	12,539	12,867	14,804	11,565	12,576	12,525	12,229
Noninterest expense	29,447	27,943	28,386	31,616	29,717	31,018	29,344	32,783

Income before taxes	15,957	16,454	18,054	14,552	11,924	15,218	9,983	4,335
Provision for income taxes	4,098	4,207	3,951	2,222	2,400	2,623	1,383	855

Net Income Available to Common Shareholders	$11,859	$12,247	$14,103	$12,330	$9,524	$12,595	$8,600	$3,480

Per Share Data
Common earnings per share—diluted	$0.40	$0.41	$0.47	$0.41	$0.32	$0.43	$0.30	$0.12
Dividends declared per common share	0.16	0.15	0.15	0.15	0.15	0.15	0.15	0.15
Common book value	19.21	18.68	18.39	18.32	18.08	17.97	17.65	17.47

NOTE 28. SALE OF MERCHANT CARD SERVICING BUSINESS

We sold our existing merchant card servicing business for $4.8 million during the first quarter of 2013. Consequently, we terminated an agreement with our existing merchant processor and incurred a termination fee of $1.7 million. As a result of this transaction, we recognized a gain of $3.1 million in the first quarter of 2013. In conjunction with the sale of the merchant card servicing business, we entered into a marketing and sales alliance agreement with the purchaser for an initial term of ten years. The agreement provides that we will actively market and refer our customers to the purchaser and in return will receive a share of the future revenue. Future revenue is dependent on the number of referrals, number of new merchant accounts and volume of activity.

INTEGRITY BANCSHARES, INC.

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except share data)	Sept. 30. 2014 (unaudited)	Dec. 31, 2013 (audited)
ASSETS
Cash and due from banks	$9,408	$1,434
Interest bearing demand deposits	38,697	42,644
Federal funds sold	0	0

Cash and Cash Equivalents	48,105	44,078
Interest bearing time deposits	0	249
Securities available for sale	11,932	13,915
Securities held to maturity	306	393
Loans held for sale	0	2,045
Loans receivable, net of allowance for loan losses $9,460 at 9/30/14; $8,964 at 12/31/13	756,458	665,120
Premises and equipment, net	11,022	8,879
Accrued interest receivable	2,058	1,855
Bank owned life insurance	15,789	13,468
Foreclosed assets	3,138	2,588
Other assets	11,626	9,315

Total Assets	$860,434	$761,905

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Deposits:
Demand, noninterest bearing	$44,655	$44,305
Interest bearing	719,352	646,703

Total Deposits	764,007	691,008

Federal Home Loan Bank advances	12,500	0
Junior subordinated debentures	13,500	13,500
Other liabilities	2,466	1,619

Total Liabilities	792,473	706,127

SHAREHOLDERS’ EQUITY
Preferred stock, authorized 10,000,000 shares; 800,000 issued and outstanding	8,000	8,000
Common stock, par value $1 per share; authorized 10,000,000 shares; issued and outstanding: 2,924,000 at 9/30/14; 2,497,000 at 12/31/13	2,924	2,497
Additional paid-in capital	40,345	32,401
Retained earnings	16,666	12,875
Accumulated other comprehensive income	26	5

Total Shareholders’ Equity	67,961	55,778

Total Liabilities and Shareholders’ Equity	$860,434	$761,905

See notes to consolidated financial statements.

INTEGRITY BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended		Nine Months Ended
(unaudited—dollars in thousands)	Sept. 30, 2014	Sept. 30, 2013	Sept. 30, 2014	Sept. 30, 2013
INTEREST INCOME
Loans receivable, including fees	$8,442	$7,517	$24,165	$21,661
Securities, taxable	22	53	67	167
Federal funds sold and other	122	0	229	4

Total Interest Income	8,586	7,570	24,461	21,832

INTEREST EXPENSE
Deposits	1,155	1,182	3,432	3,543
Federal Home Loan Bank advances	0	0	0	22
Junior subordinated debentures	172	194	555	577

Total Interest Expense	1,327	1,376	3,987	4,142

Net Interest Income	7,259	6,194	20,474	17,690
PROVISION FOR LOAN LOSSES	139	411	949	1,426

Net Interest Income after Provision for Loan Losses	7,120	5,783	19,525	16,264

NONINTEREST INCOME
Service charges on deposits	284	297	822	879
Gain (loss) on sale of foreclosed assets	(15)	(159)	(177)	(355)
Earnings on bank owned life insurance	113	92	322	244
Mortgage banking activities	692	491	1,498	1,622
Income from non-bank subsidiary	0	0	0	150
ATM network income	153	141	447	417
Other	56	35	148	123

Total Noninterest Income	1,283	897	3,060	3,080

NONINTEREST EXPENSES
Salaries and employee benefits	1,453	1,515	4,543	4,793
Occupancy and equipment	718	611	2,018	1,969
Advertising and marketing	85	120	309	333
Professional fees	22	148	201	297
Regulatory banking fees	115	87	360	347
Data processing	132	150	450	429
Other real estate owned expenses	505	320	890	801
Bank shares tax	131	123	354	347
Other	556	500	1,736	1,503

Total Noninterest Expenses	3,717	3,574	10,861	10,819

Income Before Taxes	4,686	3,106	11,724	8,525
Federal Income Taxes	1,543	1,099	3,793	2,791

Net Income	3,143	2,007	7,931	5,734
Preferred stock dividends	140	140	420	420

Net Income Available to Common Shareholders	$3,003	$1,867	$7,511	$5,314

See notes to consolidated financial statements.

INTEGRITY BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	September 30, 2014 (unaudited)		December 31, 2013 (audited)
(dollars in thousands)	Three months ended	Nine months ended	Year ended
Net income	$3,143	$7,931	$7,899
Other comprehensive income net of tax:
Unrealized gain on securities available for sale	13	21	(110)

Total Comprehensive Income	$3,156	$7,952	$7,789

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Nine Months Ended September 30, 2014 and Year Ended December 31, 2013

(unaudited—dollars in thousands)	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE—DECEMBER 31, 2012	$8,000	$2,187	$28,381	$8,282	$115	$46,965
Net Income				7,899		7,899
Other comprehensive income, net of tax					(110)	(110)
5% Common stock dividend		109	2,630	(2,746)		(7)
Dividends paid on preferred stock				(560)		(560)
Exercise of 200,632 options/warrants		201	1,354			1,555
Stock option expense			36			36

BALANCE—DECEMBER 31, 2013	$8,000	$2,497	$32,401	$12,875	$5	$55,778
Net Income				7,931		7,931
Other comprehensive income, net of tax					21	21
5% Common stock dividend		129	3,584	(3,720)		(7)
Dividends paid on preferred stock				(420)		(420)
Exercise of 298,049 options/warrants		298	4,235			4,533
Stock option expense			125			125

BALANCE—SEPTEMBER 30, 2014	$8,000	2,924	40,345	16,666	$26	$67,961

See notes to consolidated financial statements.

INTEGRITY BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Period Ended
(dollars in thousands)	September 30, 2014	December 31, 2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	7,931	$7,899
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	949	2,016
Deferred income tax benefit	(299)	255
Provision for depreciation and amortization	559	704
Amortization on securities, net	24	45
Deferred loan (fees) costs	(117)	(355)
Stock option expense	125	36
(Increase) decrease in accrued interest receivable and other assets	(713)	(142)
Loss on disposal of foreclosed assets and other assets	206	673
Write down of foreclosed assets and other assets due to impairment	658	475
Earnings on cash surrender value of BOLI	(321)	(337)
Increase (decrease) in other liabilities	847	(48)

Net Cash Provided by Operating Activities	9,849	11,221

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from maturities and principal repayments of securities available for sale	1,991	3,003
Proceeds from maturities and principal repayments of securities held to maturity	87	14
Net increase in loans held for sale	2,045	(2,045)
Net increase in loans receivable	(94,784)	(134,280)
Proceeds from sale of foreclosed assets	1,200	4,906
Purchases of premises and equipment	(2,702)	(673)
Purchase of bank owned life insurance	(2,000)	(3,500)
Net redemption of interest bearing time deposits	249	1,494
Purchase of restricted investment in bank stock, net	(1,513)	(1,852)

Net Cash Used in Investing Activities	(95,427)	(132,933)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in deposits	72,999	89,007
Decrease in Federal Home Loan Bank advances	12,500	(10,000)
Cash dividends paid on preferred stock	(420)	(560)
Cash in lieu of fractional shares	(7)	(7)
Proceeds from exercise of stock options	4,533	1,555

Net Cash Provided by Financing Activities	89,605	79,995

Net Increase (Decrease) in Cash and Cash Equivalents	4,027	(41,717)
CASH AND CASH EQUIVALENTS—BEGINNING	44,078	85,795

CASH AND CASH EQUIVALENTS—ENDING	$48,105	$44,078

SUPPLEMENTARY CASH FLOWS INFORMATION
Interest paid	$3,987	$5,518

Taxes paid	$2,790	$3,925

SUPPLEMENTARY SCHEDULE OF NON-CASH INVESTING ACTIVITIES
Change in unrealized gain on securities available for sale, net of tax	$21	($110)

Other real estate acquired in settlement of loans	$2,614	$3,112

See notes to consolidated financial statements.

INTEGRITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements include the accounts of Integrity Bancshares, Inc. and its wholly-owned subsidiary, Integrity Bank (“Bank”), and its previously owned subsidiary CXY Aviation LLC, (collectively the “Corporation”). All significant intercompany balances and transactions have been eliminated in consolidation. The accounting policies discussed below are followed consistently by the Corporation. These policies are in accordance with accounting principles generally accepted in the United States of America and conform to common practices in the banking industry.

Nature of Operations

The Bank is a Pennsylvania-chartered, FDIC insured commercial bank, regulated by the Pennsylvania Department of Banking that was incorporated on November 26, 2002, and commenced operations on June 5, 2003. The Bank operates as a traditional community bank serving the Central Pennsylvania market with an emphasis on commercial and consumer banking.

The Bank filed applications with the Pennsylvania Department of Banking (Department) in 2007 to begin the process of forming Integrity Bancshares, Inc., a financial holding company. The Department approved the Bank’s application on January 4, 2008. The Corporation elected to change its status to a bank holding company in 2012.

CXY Aviation LLC was a Pennsylvania corporation that was wholly owned by Integrity Bancshares, Inc. that was formed in July 2009. Assets received by the Bank in lieu of foreclosure were transferred to CXY to operate until they were sold in 2013.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of deferred tax assets, and the potential impairment of restricted investment in bank stock.

Concentration of Credit Risk

The Bank maintains accounts with several correspondent banks that may exceed FDIC insured limits. Management reviews capital levels of the correspondent banks and considers this activity to be a normal business risk. The Bank grants commercial loans, commercial mortgages, residential mortgages and consumer loans primarily to businesses and individuals located in central Pennsylvania. The concentration of credit by type of loan is set forth in Note 4. The debtors’ ability to honor their contracts is influenced by the region’s economy.

Presentation of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold, all of which have an original maturity of less than ninety days.

INTEGRITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Securities

Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date.

Securities classified as available for sale are those securities that the Bank intends to hold for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movement in interest rates, changes in maturity mix of the Bank’s assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Securities available for sale are carried at fair value. Unrealized gains and losses are reported as increases or decreases in other comprehensive income. Debt securities that management has the positive intent and ability to hold to maturity are classified as held to maturity and recorded at amortized cost. Realized gains or losses, determined on the basis of the cost of the specific securities sold, are included in earnings. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

The Bank evaluates debt and equity securities for other-than-temporary impairment. Accounting guidance specifies that if a company does not have the intent to sell a debt security prior to recovery and it is more likely than not that it will not have to sell the debt security prior to recovery, the security would not be considered other-than-temporarily impaired unless there is a credit loss. The credit component of the other-than-temporary impairment of a debt security is recognized in earnings and the remaining portion in other comprehensive income. The Bank has not recognized any other-than-temporary impairment losses in the nine-month period ended September 30, 2014 or for the year ended December 31, 2013.

Loans Held for Sale

Loans originated and intended for sale are carried at the lower of aggregate cost or fair value. Gains and losses on loan sales are recorded in noninterest income.

Loans Receivable

Management classifies the loan portfolio into segments which define the levels at which the Bank develops and documents a systematic method for determining its allowance for loan losses. The portfolio segments are segregated based on loan types and the underlying risk factors present in each loan type. Such risk factors are periodically reviewed by management and revised as deemed appropriate. The Bank’s loan portfolio is segregated into the following segments:

Commercial Loans are secured and unsecured business loans, which include lines of credit, capital purchases, letters of credit and working capital.

Consumer Loans are secured and unsecured loans to individuals, which include vehicle loans, home improvement loans, home equity loans, overdraft protection and other loans for personal use. Consumer portfolios, unlike those in commercial lending, tend to be composed of many relatively homogeneous loans.

Real Estate Loans are loans secured by liens on real estate property and are further segregated into the following classifications:

•	Commercial Real Estate (CRE) Construction Loans are secured loans for construction, land development, and other land use loans.

INTEGRITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

•	Commercial Real Estate (CRE) Other Loans are loans secured by multifamily and nonfarm nonresidential property and includes loans secured by owner-occupied properties.

•	Residential Loans are loans to individuals used to purchase one to four family residential properties.

•	Home Equity Lines of Credit are revolving loans to individuals secured by junior liens on the individual’s primary residence.

A key element of the allowance calculation for Commercial Loans is the credit rating initially assigned to a loan and its corresponding borrower. The Bank relies on its internal ratings systems, based on both public information and their own credit experience. Credit ratings are determined after an analysis of financial data, industry risk, collateral evaluation, and loan structure. The analysis includes qualitative and quantitative review of risks including, but not limited to, operating experience, management expertise, asset quality, and leverage and liquidity ratios. These analyses determine the creditworthiness and financial condition of borrowers. For many loan relationships, this analysis is completed annually to ensure the ongoing financial health of the borrower.

The Bank mitigates credit risk using several methods:

Covenants: The Bank may write stipulations on the borrower, called covenants, into loan agreements that require the borrower to:

•	Periodically report its financial condition

•	Personally guarantee the loan

•	Refrain from paying dividends, repurchasing shares, borrowing further, or other specific, voluntary actions that negatively affect the borrower’s financial position

•	Repay the loan in full, at the lender’s request, in certain events such as changes in the borrower’s debt-to-equity ratio or interest coverage ratio

Diversification: Lenders to a small number of borrowers (or kinds of borrower) face a high degree of unsystematic credit risk, called concentration risk. The Bank attempts to reduce its concentration risk by diversifying the borrower pool.

Risk-based pricing: The Bank generally charges a higher interest rate to borrowers who are more likely to default, a practice called risk-based pricing.

Consumer loans and residential real estate loans are evaluated individually at the time of application. Products such as unsecured personal loans or mortgages are priced according to the level of risk. For revolving products such as credit lines and overdrafts, risk is controlled through the setting of credit limits. Some products also require security, most commonly in the form of property. These types of loans are evaluated collectively by groups for impairment.

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for loan losses and any deferred fees or costs. Interest income is accrued on the unpaid principal balance. Loan origination fees and costs are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Bank is generally amortizing these amounts over the contractual life of the loan.

The accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest,

INTEGRITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

even though the loan is currently performing. Past due status is based on the contractual terms of the loan. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses.

Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management’s judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Allowance for Loan Losses

The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management’s periodic evaluation of the adequacy of the allowance is based on known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change, including the amounts and timing of future cash flows expected to be received on impaired loans.

The allowance consists of specific, general, and unallocated components. The specific component relates to impaired loans. For such loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-impaired loans and is based on historical loss experience adjusted for qualitative factors which include local and national economic conditions, trends in loan growth, lending staff experience, and concentrations of loans. An unallocated component may be provided to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the collateral if the loan is collateral dependent.

INTEGRITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures unless such loans are the subject of a restructuring agreement.

Bank Owned Life Insurance

Integrity Bank purchased bank owned life insurance (BOLI) policies that provide nontaxable funding for employee benefits. Income on the policies is included in noninterest income. BOLI is carried at its net cash surrender value on the balance sheet.

Premises and Equipment

Land is carried at cost; property and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the assets’ estimated useful lives.

Foreclosed Assets

Foreclosed assets are comprised of property acquired through a foreclosure proceeding or acceptance of a deed-in-lieu of foreclosure and loans classified as in-substance foreclosures. A loan is classified as in-substance foreclosure when the Bank has taken possession of the collateral regardless of whether formal foreclosure proceedings take place. Foreclosed assets are initially valued at fair value at the date of foreclosure. After foreclosure, valuations are periodically performed by management and the assets are carried at the lower of cost or fair value minus estimated costs to sell. Revenues and expenses from operations and changes in the valuation allowance are included in other expenses.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Restricted Investment in Bank Stock

Federal law requires a member institution of the Federal Home Loan Bank (FHLB) system to hold stock of its district FHLB according to a predetermined formula. The Bank owned $6,515,000 of FHLB stock at September 30, 2014 and $5,002,000 at December 31, 2013. The Bank also owns stock in the Atlantic Central Bankers Bank in the amount of $50,000 at September 30, 2014 and December 31, 2013. The stock is carried at cost and is reported in other assets.

Advertising Costs

The Bank follows the policy of charging the costs of advertising to expense as incurred.

Comprehensive Income

Accounting principles generally accepted in the United States of America require that recognized revenue, expenses, gains and losses be included in net income. The Bank’s source of other comprehensive income (loss) is limited to unrealized gains or losses on securities available for sale.

INTEGRITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Income Taxes

Deferred income taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Bank follows accounting guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. The Bank had no material unrecognized tax benefits or accrued interest and penalties as of September 30, 2014 or December 31, 2013. The Bank’s policy is to account for interest and penalties as a component of other expense. The tax years subject to examination by the taxing authorities are the years ended December 31, 2010 through 2013.

Stock-Based Compensation

The Corporation has stock option plans in place for employees and directors. The Corporation recognizes the cost of employee services received in exchange for an award of stock options based on the grant date fair value of the award. The cost is recognized over the vesting period.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit and letters of credit. Such financial instruments are recorded on the balance sheet when they are funded.

Subsequent Events

The Corporation has evaluated events and transactions occurring subsequent to the balance sheet date of September 30, 2014 for items that should potentially be recognized or disclosed in these financial statements. The evaluation was conducted through November 25, 2014, the date these financial statements were available to be issued.

On October 28, 2014 the Corporation redeemed the $8 million Series A, 7%, five-year term Cumulative Preferred Stock. The institution continues to meet all capital adequacy requirements to which it is subject to be considered well capitalized.

On October 29, 2014, the Corporation entered into a definitive merger agreement with S&T Bancorp, Inc., the holding company for S&T Bank, pursuant to which Integrity Bancshares, Inc. will merge into S&T Bancorp, Inc. Upon consummation of the merger, the Integrity Bank will merge into S&T Bank, with S&T Bank as the surviving institution.

INTEGRITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 2 – RESTRICTIONS ON CASH AND DUE FROM BANK BALANCES

The Bank is required to maintain average reserve balances with the Federal Reserve Bank. The amount of these average required reserve balances was $492,000 at September 30, 2014 and $938,000 at December 31, 2013.

NOTE 3 – SECURITIES

The Bank’s investment portfolio consists of available for sale (AFS) and held to maturity (HTM) residential mortgage-backed securities (MBS). A summary of amortized cost and approximate fair value of securities at September 30, 2014 and December 31, 2013 is as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
9/30/2014
AFS MBS	$11,892	$40	$0	$11,932
HTM MBS	306	11	0	317

	$12,198	$51	$0	$12,249

12/31/2013
AFS MBS	$13,907	$26	($18)	$13,915
HTM MBS	393	15	0	408

	$14,300	$41	($18)	$14,323

Securities with a fair value of $12,249,000 at September 30, 2014 and $14,323,000 at December 31, 2013 were pledged as collateral for public deposits as required or permitted by law. There were no sales of securities in 2014 or 2013.

All mortgage-backed securities owned are residential and are issued by U.S. Government sponsored agencies. As of September 30, 2014 no securities were in an unrealized loss position. As of December 31, 2013 two securities were in an unrealized loss position due to interest rate fluctuations. No securities were deemed to be other-than-temporarily impaired.

INTEGRITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 4 – LOANS RECEIVABLE / ALLOWANCE FOR LOAN LOSSES

Loans receivable are evaluated either individually or collectively for impairment. The composition of loans receivable consists of the following as of September 30, 2014 and December 31, 2013 (in thousands):

	Evaluated for Impairment		Total
	Individually	Collectively
9/30/2014
Commercial	$1,316	$178,719	$180,035
CRE construction	4,574	96,553	101,127
CRE other	9,999	300,791	310,790
Consumer	99	35,849	35,948
Residential	2,489	135,529	138,018

Total Loans	$18,477	$747,441	$765,918

12/31/2013
Commercial	$2,359	$139,881	$142,240
CRE construction	4,710	84,775	89,485
CRE other	7,873	268,704	276,577
Consumer	130	21,066	21,196
Residential	2,861	141,725	144,586

Total Loans	$17,933	$656,151	$674,084

Net deferred loan costs included in total loans were $276,000 at September 30, 2014 and $159,000 at December 31, 2013. The change in the allowance for loan losses consists of the following for the nine-month period ended September 30, 2014 (in thousands):

	Commercial	CRE	Consumer	Residential	Total
2014
Balance Forward	$2,369	$5,356	$194	$1,045	$8,964
Charge offs	(172)	(108)	(28)	(327)	(635)
Recoveries	8	158	2	14	182
Provision	0	360	50	539	949

Ending Balance	$2,205	$5,766	$218	$1,271	$9,460

Evaluated for Impairment:
Individually	$0	$126	$0	$140	$266

Collectively	$2,205	$5,640	$218	$1,131	$9,194

INTEGRITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 4 – LOANS RECEIVABLE / ALLOWANCE FOR LOAN LOSSES – continued

The change in the allowance for loan losses consists of the following for the year ended December 31 (in thousands):

	Commercial	CRE	Consumer	Residential	Total
2013
Balance Forward	$1,982	$4,752	$194	$640	$7,568
Charge offs	(334)	(87)	0	(238)	(659)
Recoveries	16	20	0	3	39
Provision	705	671	0	640	2,016

Ending Balance	$2,369	$5,356	$194	$1,045	$8,964

Evaluated for Impairment:
Individually	$0	$31	$0	$226	$257

Collectively	$2,369	$5,325	$194	$819	$8,707

At September 30, 2014 there was one loan past due more than 90 days and still accruing with a balance of $66,000. The loan is well secured and in the process of collection. December 31, 2013, there were no loans past due ninety days or more and still accruing since it is generally the policy of the bank to transfer these loans to nonaccrual status. Foregone interest on nonaccrual loans was approximately $45,000 and $90,000 for the three and nine month periods ended September 30, 2014, respectively. Foregone interest on nonaccrual loans was approximately $74,000 for the year ended December 31, 2013.

The recorded investment in past due and nonaccrual loans receivable consists of the following as of September 30, 2014 (in thousands):

	30-59 Days Past Due	60 Days and over Past Due	Total Past Due Loans	Current Loans	Non- Accrual Loans	Total Loans
2014
Commercial	$0	$0	$0	$179,652	$383	$180,035
CRE:
Construction	2,136	0	2,136	98,991	0	101,127
Other	427	65	492	307,678	2,620	310,790
Consumer	0	0	0	35,948	0	35,948
Residential	381	0	381	136,528	1,109	138,018

	$2,944	$65	$3,009	$758,797	$4,112	$765,918

INTEGRITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 4 – LOANS RECEIVABLE / ALLOWANCE FOR LOAN LOSSES – continued

The recorded investment in past due and nonaccrual loans receivable consists of the following as of December 31, 2013 (in thousands):

	30-59 Days Past Due	60-89 Days Past Due	Total Past Due Loans	Current Loans	Non- Accrual Loans	Total Loans
2013
Commercial	$1,210	$0	$1,210	$140,044	$986	$142,240
CRE:
Construction	0	0	0	89,485	0	89,485
Other	3,116	108	3,224	273,353	0	276,577
Consumer	2	0	2	21,194	0	21,196
Residential	821	0	821	143,425	340	144,586

	$5,149	$108	$5,257	$667,501	$1,326	$674,084

Loans that have been formally renewed, extended or modified due to financial difficulty of the borrower are considered troubled debt restructurings (TDRs). To be considered a troubled debt restructuring the Bank must grant a concession that it would not otherwise consider. Modifications made on the loans classified as TDRs include providing additional interest reserves for monthly payments, extension of maturity dates, and modifying payments to interest only. No losses are expected on the TDR loans.

One loan was modified under troubled debt restructurings for the nine-month period ended September 30, 2014 and the outstanding recorded investment in the loan was unchanged due to the modification. The repayment terms of the loan were changed to interest only for a period of time. The loan is currently in nonaccrual status. For the year ended December 31, 2013 no loans were modified under troubled debt restructurings. Except for one, all of the restructured loans are performing and in compliance with the modified terms.

INTEGRITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 4 – LOANS RECEIVABLE / ALLOWANCE FOR LOAN LOSSES – continued

Loans are considered to be impaired when, based on current information, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the original loan agreement. As of September 30, 2014 approximately $141,000 of additional funds are committed to be advanced in connection with impaired loans. The recorded investment is immaterially different from the outstanding principal. The composition of impaired loans, which includes nonaccrual loans and restructured loans, consists of the following as of September 30, 2014 (in thousands):

	Outstanding Principal/ Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
2014
With no related allowance recorded:
Commercial Loans	$1,263	$0	$2,557	$33
CRE-Construction	4,574	0	4,640	168
CRE-Other	9,347	0	9,078	235
Consumer	99	0	101	2
Residential	464	0	776	10
With an allowance recorded:
Commercial Loans	0	0	0	0
CRE-Other	652	126	546	20
Residential	2,078	140	1,404	34

Total
Commercial	$15,836	$126	$16,821	$456
Consumer	99	0	101	2
Residential	2,542	140	2,180	44

The composition of impaired loans, which includes nonaccrual loans and restructured loans, consists of the following as of December 31 (in thousands):

2013
With no related allowance recorded:
Commercial Loans	$2,359	$0	$1,845	$122
CRE-Construction	4,710	0	5,075	251
CRE-Other	7,517	0	7,598	349

Consumer	103	0	164	3
Residential	1,390	0	1,419	57
With an allowance recorded:
Commercial Loans	0	0	0	0
CRE-Other	356	31	359	16
Residential	1,498	226	1,506	81

Total
Commercial	$14,942	$31	$14,877	$738
Consumer	103	0	164	3
Residential	2,888	226	2,925	138

INTEGRITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 4 – LOANS RECEIVABLE / ALLOWANCE FOR LOAN LOSSES – continued

Management monitors the credit quality of its loans receivable in an ongoing manner. Internal loan classifications include pass, special mention, substandard, and doubtful. Special mention loans have potential weaknesses that may, if not checked or corrected, weaken the asset or inadequately protect the bank’s position at some future date. A substandard loan is inadequately protected by the current sound worth and paying capacity of the obligor or the collateral pledged, if any. They are characterized by the distinct possibility that the bank will sustain some loss if the deficiencies are not corrected. A loan classified doubtful has all the weaknesses inherent in one classified substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. Loans classified pass are generally performing in accordance with the terms and conditions and have no characteristics of the other classes of loans. The outstanding balance of loans receivable at September 30, 2014, by internally assigned grades are presented in the following table (in thousands).

	Pass	Special Mention	Sub-standard	Doubtful	Total Loans
2014
Commercial	$175,840	$2,880	$1,315	$0	$180,035
CRE-Construction	93,029	3,609	4,489	0	101,127
CRE-Other	298,061	3,259	9,470	0	310,790
Consumer	35,747	102	99	0	35,948
Residential	130,413	5,115	2,390	100	138,018

Total	$733,090	$14,965	$17,763	$100	$765,918

The outstanding balance of loans receivable at December 31, 2013, by internally assigned grades are presented in the following table (in thousands).

2013
Commercial	$137,883	$1,998	$2,359	$0	$142,240
CRE-Construction	84,775	85	4,625	0	89,485
CRE-Other	264,233	5,000	7,344	0	276,577
Consumer	20,986	107	103	0	21,196
Residential	140,899	826	2,861	0	144,586

Total	$648,776	$8,016	$17,292	$0	$674,084

Foreclosed assets held for sale include those assets that have been acquired through foreclosure for debts previously contracted, in settlement of debt. Foreclosed assets held for sale were $3,138,000 at September 30, 2014 and $2,588,000 at December 31, 2013. There are no trends or uncertainties related to nonperforming assets which Management expects will materially impact future operating results, liquidity or capital resources.

INTEGRITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 5 – PREMISES AND EQUIPMENT

The carrying amounts of the components of premises and equipment are as follows as of September 30, 2014 and December 31, 2013 (in thousands):

	9/30/2014	12/31/2013
Land	$3,937	$2,755
Construction in process	407	559
Buildings and improvements	8,867	7,606
Furniture, fixtures and equipment	4,369	3,958

	17,580	14,878
Accumulated depreciation	(6,558)	(5,999)

	$11,022	$8,879

Depreciation expense for the three and nine month periods ended September 30, 2014 was $199,000 and $559,000, respectively. Depreciation expense for the year ended December 31, 2013 was $704,000. Land and buildings are leased under noncancelable operating lease agreements that expire at various dates through 2036. Net rental expense for the three and nine month periods ended September 30, 2014 was $285,000 and $788,000, respectively. Net rental expense for the year ended December 31, 2013 was $927,000.

At September 30, 2014, future minimum lease payments for noncancelable operating leases are payable as follows (in thousands):

2014	$253
2015	923
2016	716
2017	671
2018	673
2019	593
Thereafter	1,712

Total Minimum Lease Payments	$5,541

NOTE 6 – DEPOSITS

The components of deposits consist of the following as of September 30, 2014 and December 31, 2013 (in thousands):

	9/30/2014	12/31/2013
Demand, noninterest bearing	$44,655	$44,305
Demand, interest bearing	388,284	315,340
Savings and money market	98,686	93,592
Time, $100,000 and over	115,218	104,883
Time, other	117,164	132,888

Total Deposits	$764,007	$691,008

INTEGRITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 6 – DEPOSITS

Brokered deposits included in time deposits totaled $14 million at September 30, 2014 and $38 million at December 31, 2013. As of September 30, 2014, the scheduled maturities of time deposits are as follows (in thousands):

2014	$41,355
2015	135,230
2016	31,285
2017	14,396
2018	3,037
2019	7,079

$232,382

NOTE 7 – BORROWINGS

The Bank has unsecured federal funds lines of credit with correspondent banks totaling $18 million. There were no advances outstanding on the lines at September 30, 2014 or December 31, 2013.

The Bank has an agreement with the Federal Home Loan Bank of Pittsburgh (FHLB) which allows for borrowings up to a percentage of qualifying collateral assets. At September 30, 2014, the Bank has approved funding available from the FHLB of $332 million. An overnight advance of $12.5 million was outstanding at September 30, 2014. Interest at a rate of 0.28% on the advance was payable at maturity.

The Bank has an agreement with the Federal Reserve Bank of Philadelphia (FRB) which allows for borrowings up to a percentage of qualifying collateral assets. At September 30, 2014, the Bank has approved funding available from the FRB of $49 million. No advances were outstanding at September 30, 2014 or December 31, 2013.

During 2009, the Bank issued an unsecured junior subordinated debenture to a financial institution in the amount of $5 million. The debt matures in May 2019 and carried a fixed interest rate of 8%. The interest rate on the debt was modified in 2014 to a fixed rate of 5%. Interest is payable quarterly. The proceeds were used for general corporate purposes. The debt qualifies as Tier II capital and contains restrictive covenants requiring the Bank to be well capitalized under the regulatory framework for prompt corrective action. The Bank is in compliance with these covenants.

The Corporation also has an unsecured junior subordinated debenture to a financial institution in the amount of $8.5 million. The debt matures in April 2017 and carries a fixed interest rate of 4.25% which is payable quarterly.

INTEGRITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 8 – FEDERAL INCOME TAXES

A reconciliation of the statutory income tax at a rate of 34% to the income tax included in the consolidated statements of income for the nine month period ended September 30, 2014 and the year ended December 31, 2013 is as follows (in thousands):

	9/30/2014	12/31/2013
Federal income tax at statutory rate	$3,986	$3,980
Nontaxable income on bank owned life insurance and tax free loans	(229)	(186)
Nondeductible expenses/other	36	5

	$3,793	$3,799

The components of income tax expense for nine month period ended September 30, 2014 and the year ended December 31, 2013 are as follows (in thousands):

	9/30/2014	12/31/2013
Current expense	$3,494	$3,600
Deferred expense (benefit)	299	199

	$3,793	$3,799

The components of the net deferred tax asset consist of the following as of September 30, 2014 and December 31, 2013 (in thousands):

	9/30/2014	12/31/2013
Deferred tax assets:
Allowance for loan losses	$3,215	$3,051
Stock option expenses- non-qualified options	117	102
Premises and equipment	289	344
Unrealized losses of foreclosed assets	397	145
Other	26	25

	4,044	3,667

Deferred tax liabilities:
Cash basis adjustments	(670)	(602)
Unrealized security gains	(13)	(3)

	(683)	(605)

Net Deferred Tax Asset	$3,361	$3,062

NOTE 9 – RELATED PARTY TRANSACTIONS

The Bank has had, and may be expected to have in the future, banking transactions with its executive officers, directors, their immediate families and affiliated companies (commonly referred to as related parties). Deposits of related parties totaled $4.2 million as of September 30, 2014. As of September 30, 2014 related party loans outstanding were $15.7 million. For the nine-month period ending September 30, 2014 loan advances were $3.4 million and repayments were $3.7 million. A law firm in which a director of the Bank is a partner received

INTEGRITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 9 – RELATED PARTY TRANSACTIONS

payment for professional fees totaling $153,000 during 2014. A floral business owned by the wife of a director received payments of $8,000 in 2014 to provide fresh floral arrangements for the branches and Bank functions.

Deposits of related parties totaled $4.9 million as of December 31, 2013. As of December 31, 2013 related party loans outstanding were $16.0 million. During 2013, loan advances were $6.3 million and repayments were $4.8 million. A law firm in which a director of the Bank is a partner received payment for professional fees totaling $178,000 during 2013. A floral business owned by the wife of a director received payments of $8,000 in 2013 to provide fresh floral arrangements for the branches and Bank functions.

NOTE 10 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit at fixed or variable rates commensurate with other credit offerings. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.

The Bank’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

The following financial instruments were outstanding whose contract amounts represent credit risk as of September 30, 2014 and December 31, 2013 (in thousands):

	9/30/2014	12/31/2013
Commitments to grant loans	$93,634	$66,906
Unfunded commitments-lines of credit	69,185	73,824
Letters of credit	24,993	21,766

	$187,812	$162,496

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Bank evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation. Collateral held typically consists of real estate.

Outstanding letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank requires collateral supporting these letters of credit as deemed necessary. Management believes that the proceeds obtained through a liquidation of such collateral would be sufficient to cover the maximum potential amount of future payments required under the corresponding guarantees.

INTEGRITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 11 – LEGAL CONTINGENCIES

Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Corporation’s financial statements.

NOTE 12 – STOCK ISSUANCE, WARRANTS AND STOCK OPTION PLANS

In 2009, the Corporation issued $8 million Series A, 7%, five-year term Cumulative Preferred Stock to existing shareholders. The Series A preferred stock has a maturity of October 28, 2014. The proceeds of the offering were used for general corporate purposes.

The Company paid a 5% common stock dividend in June 2014 and 2013. All share and per share amounts have been restated to reflect the payment of the dividends.

In 2003, stock purchase warrants were issued in connection with the Bank’s initial stock offering, giving certain organizers the right to purchase a total of 230,497 shares of common stock at the offering price of $7.46 per share. These warrants were granted in consideration of the risks undertaken by the organizers, were exercisable in full and would have expired in June 2013. Prior to the expiration all warrants had been exercised.

Under the 2003 Equity Incentive Stock Option Plan, 415,429 shares are reserved for issuance. Employees are eligible to receive options to purchase shares of common stock at the fair market value on the date the option is granted. Shares vest based on one of the following two vesting schedules: (1) One-fourth of each grant vests immediately and the remainder will vest over a three-year period, or (2) One-fourth of each grant vests immediately for each year employed by the Corporation. For example, a grant to an employee who has been employed by the Corporation for three years will be vested 75% immediately and the remaining 25% will vest one year from the grant date. All grants expire no later than ten years from the date of the grant. Other provisions of the plan allow for awards of non-qualified stock options and restricted stock.

Under the 2004 Directors’ Compensation Plan, 140,710 shares are reserved for issuance. Non-employee directors are eligible to receive options to purchase shares of common stock at the fair market value on the date the option is granted. Options are exercisable after one year and expire no later than ten years from the date of the grant. Other provisions of the plan allow for awards of cash, common stock, and restricted stock as compensation for services.

For 2014, the weighted-average grant-date fair value for stock options granted was $4.21. The 2014 fair values were estimated using the Black-Scholes model with the following weighted-average assumptions: no expected dividends, 10% volatility, average option life of 5.5 years, and an average risk-free interest rate of 2.44%.

For 2013, the weighted-average grant-date fair value for stock options granted was $3.01. The 2013 fair values were estimated using the Black-Scholes model with the following weighted-average assumptions: no expected dividends, 10% volatility, average option life of 5.5 years, and an average risk-free interest rate of 1.23%.

During the nine-month period ended September 30, 2014 the Corporation recognized $125,000 of stock option expense relating to the above stock options granted. The Corporation recognized $36,000 of stock option expense for the year ended December 31, 2013. At September 30, 2014 there was $63,000 of unrecognized compensation expense related to these options. An additional $42,000 will be recognized in the fourth quarter of 2014 and the remainder will be recognized in over the next three years. As of September 30, 2014 there were 60,431 options available for grant under the corporation’s stock option plans.

INTEGRITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 12 – STOCK ISSUANCE, WARRANTS AND STOCK OPTION PLANS – continued

The information regarding the Corporation’s stock option plans as of September 30, 2014 and December 31, 2013 is as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Life	Aggregate Intrinsic Value
9/30/2014
Options outstanding at beginning of year	323,139	$15.11	4.4 years
Granted	43,050	25.71	9.0 years
Exercised	(302,850)	14.97		$4,248,986
Forfeited	(286)	25.71

Options outstanding at end of period	63,053	$23.03	7.5 years	$376,426

Exercisable	56,993	$22.84	7.4 years	$351,077

12/31/2013
Options outstanding at beginning of year	331,549	$13.92	4.5 years
Granted	31,862	22.68	9.0 years
Exercised	(25,468)	9.22		$419,854
Forfeited	(14,804)	21.34

Options outstanding at end of year	323,139	$15.11	4.4 years	$3,425,269

Exercisable	319,691	$15.04	4.3 years	$3,413,086

NOTE 13 – REGULATORY MATTERS

Integrity Bancshares, Inc. and Integrity Bank (the “Institution”) is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet the minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on a bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, banks must meet specific capital guidelines that involve quantitative measures of the bank’s assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Institution to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets and of Tier 1 capital to average assets. Management believes, as of September 30, 2014 and December 31, 2013, the Institution meets all capital adequacy requirements to which it is subject to be considered well capitalized.

The Bank is subject to certain restrictions on the amount of dividends that it may declare due to regulatory considerations. The Pennsylvania Banking Code provides that cash dividends may be declared and paid only out of accumulated net earnings. In addition, dividends would be prohibited if the effect would cause the Bank’s capital to fall below minimum capital ratios.

As of September 30, 2014, the most recent notification from its regulatory agencies categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well

INTEGRITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 13 – REGULATORY MATTERS – continued

capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification that Management believes have changed the Institution’s category.

The Institution’s actual and required capital amounts and ratios as of September 30, 2014 and December 31, 2013 are presented in the following tables (dollars in thousands):

		Actual	For Capital Adequacy Purposes		To Be Well Capitalized
9/30/2014
Total Capital to risk weighted assets
Amount	Company	$76,759	≥	$60,493	≥	$75,616
Ratio	Company	10.15%	≥	8.00%	≥	10.00%
Amount	Bank	$89,859	≥	$60,493	≥	$75,616
Ratio	Bank	11.88%	≥	8.00%	≥	10.00%

Tier I Capital to risk weighted assets
Amount	Company	$59,935	≥	$30,246	≥	$45,370
Ratio	Company	7.93%	≥	4.00%	≥	6.00%
Amount	Bank	$76,407	≥	$30,246	≥	$45,370
Ratio	Bank	10.10%	≥	4.00%	≥	6.00%

Tier I Capital to average assets
Amount	Company	$59,935	≥	$33,228	≥	$41,536
Ratio	Company	7.21%	≥	4.00%	≥	5.00%
Amount	Bank	$76,407	≥	$33,228	≥	$41,536
Ratio	Bank	9.20%	≥	4.00%	≥	5.00%

12/31/2013
Total Capital to risk weighted assets
Amount	Company	$66,192	≥	$53,192	≥	$66,490
Ratio	Company	9.96%	≥	8.00%	≥	10.00%
Amount	Bank	$77,368	≥	$53,192	≥	$66,490
Ratio	Bank	11.64%	≥	8.00%	≥	10.00%

Tier I Capital to risk weighted assets
Amount	Company	$47,773	≥	$26,596	≥	$39,894
Ratio	Company	7.19%	≥	4.00%	≥	6.00%
Amount	Bank	$64,049	≥	$26,596	≥	$39,894
Ratio	Bank	9.63%	≥	4.00%	≥	6.00%

Tier I Capital to average assets
Amount	Company	$47,773	≥	$29,129	≥	$36,412
Ratio	Company	6.56%	≥	4.00%	≥	5.00%
Amount	Bank	$64,049	≥	$29,129	≥	$36,412
Ratio	Bank	8.80%	≥	4.00%	≥	5.00%

INTEGRITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 14 – FAIR VALUE MEASUREMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Management uses its best judgment in estimating the fair value of the Corporation’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Corporation could have realized in a sales transaction on the date indicated. The estimated fair value amounts have been measured as of their respective year-ends and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

The Corporation uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with accounting guidance for Fair Value Measurements and Disclosures, the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices to the Corporation’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

The fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.

In accordance with this guidance, the Corporation groups its assets and liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1: Valuation is based on quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2: Valuation is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3: Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

INTEGRITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 14 – FAIR VALUE MEASUREMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS – continued

An asset’s or liability’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

For financial assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used as of September 30, 2014 and December 31, 2013 are as follows (in thousands):

	Carrying Amount	Level 1	Level 2	Level 3
9/30/2014
Securities AFS:
Residential MBS	$11,932	$0	$11,932	$0

12/31/2013
Securities AFS:
Residential MBS	$13,915	$0	$13,915	$0

For financial assets measured at fair value on a nonrecurring basis, the fair value measurements by level within the fair value hierarchy used at September 30, 2014 and December 31, 2013 are as follows (in thousands):

	Carrying Amount	Level 1	Level 2	Level 3
9/30/2014
Impaired loans	$2,464	$0	$0	$2,464

Foreclosed assets	$3,138	$0	$0	$3,138

12/31/2013
Impaired loans	$1,597	$0	$0	$1,597

Foreclosed assets	$2,588	$0	$0	$2,588

The following valuation techniques were used to measure fair value of the assets in the tables above:

•	Available for sale securities – The Corporation utilizes a third-party source to determine the fair value of its fixed income securities. The methodology consists of pricing models based on asset class and included available trade, bid, or other market information, broker quotes, proprietary models, various databases and trading desk quotes.

•	Impaired loans – Impaired loans are loans in which the Corporation has measured impairment generally based on the fair value of the loan’s collateral or discounted cash flow analyses. Fair value is generally determined based upon independent third-party appraisals of the properties, or discounted cash flows based upon the expected proceeds. These assets are included in Level 3 fair values, based upon the lowest level of input that is significant to the fair value measurements. The fair value at September 30, 2014 consists of the loan balances of $2,730,000 less their specific valuation allowances of $266,000.The fair value at December 31, 2013 consists of the loan balances of $1,854,000 less their specific valuation allowances of $257,000.

•	Foreclosed assets – The Corporation accounts for foreclosed assets at the lower of cost or fair value less costs to sell. Fair value is generally determined based upon independent third-party appraisals of the properties. These assets are included in Level 3 fair values, based upon the lowest level of input that is significant to the fair value.

INTEGRITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 14 – FAIR VALUE MEASUREMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS – continued

The following methods and assumptions were used to estimate the fair values of the Corporation’s financial instruments at September 30, 2014 and December 31, 2013. The following information should not be interpreted as an estimate of the fair value of the entire Corporation since a fair value calculation is only provided for a limited portion of the Corporation’s assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Corporation’s disclosures and those of other companies may not be meaningful.

Cash, Cash Equivalents and Interest Bearing Deposits:

The carrying amounts reported in the balance sheets for cash equivalents and interest bearing deposits approximate those assets’ fair values.

Securities:

The Bank utilizes a third-party source to determine the fair value of its fixed income securities. The methodology consists of pricing models based on asset class and includes available trade, bid, other market information, broker quotes, proprietary models, various databases and trading desk quotes.

FHLB and ACBB Stock:

The carrying amount of restricted investment in bank stocks approximates fair value and considers the limited marketability of such securities.

Loans Receivable:

For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for fixed-rate loans are estimated using discounted cash flow analyses, using market rates at the balance sheet date that reflect the credit and interest rate risk inherent in the loans. Projected future cash flows are calculated based upon contractual maturity or call dates, projected repayments and prepayments of principal.

Cash Surrender Value (CSV) of Life Insurance

The carrying amount of life insurance contracts is assumed to be a reasonable fair value. Life insurance contracts are carried on the balance sheet at their redemption value. This redemption value is based on existing market conditions and therefore represents the fair value of the contract.

Deposit Liabilities:

The fair values disclosed for demand deposits, by definition are equal to the amount payable on demand at the reporting date. Fair values of these demand deposits, which include interest and noninterest checking and savings accounts, are based on carrying values. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered in the market on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-Term Borrowed Funds:

The carrying amount of short-term borrowings approximates its fair value.

INTEGRITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 14 – FAIR VALUE MEASUREMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS – continued

Federal Home Loan Bank Advances:

Fair values of FHLB advances are estimated using discounted cash flow analysis, based on quoted prices for new FHLB advances with similar credit risk characteristics, terms and remaining maturity. These prices obtained from this active market represent a market value that is deemed to represent the transfer price if the liability were assumed by a third party.

Junior Subordinated Debenture:

The fair value of fixed-rate debt is estimated using discounted cash flow analysis, based on current market rates of interest for new debt with similar characteristics, terms and remaining maturities.

The fair value of variable rate debt is based on the carrying value because the variable interest rate reprices quarterly.

Accrued Interest Receivable and Payable:

The carrying amount of accrued interest receivable and accrued interest payable approximates its fair value.

Off-Balance Sheet Instruments:

Fair values for the Corporation’s off-balance sheet instruments are based on fees currently charged in the market to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing.

The carrying amounts and estimated fair values of the Bank’s financial instruments at September 30, 2014 and December 31, 2013 were as follows (in thousands):

	9/30/2014		12/31/2013
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial Assets:
Cash / cash equivalents	$48,105	$48,105	$44,078	$44,078
Interest bearing time deposits	0	0	249	249
Securities AFS	11,932	11,932	13,915	13,915
Securities HTM	306	317	393	408
FHLB and ACBB stock	6,565	6,565	5,052	5,052
Loans held for sale	0	0	2,045	2,045
Loans receivable, net	756,458	756,358	665,120	665,508
CSV of life insurance	15,789	15,789	13,468	13,468
Accrued interest receivable	2,058	2,058	1,855	1,855

Financial Liabilities:
Deposits	$764,007	$764,856	$691,008	$691,865
FHLB advances	0	0	0	0
Junior subordinated debentures	13,500	13,500	13,500	13,500
Accrued interest payable	168	168	168	168

Off-Balance Sheet Financial Instruments:
Commitments to grant loans	$0	$0	$0	$0
Standby letters of credit	0	0	0	0

Independent Auditor’s Report

Board of Directors

Integrity Bancshares, Inc.

Camp Hill, Pennsylvania

We have audited the accompanying consolidated balance sheets of Integrity Bancshares, Inc. and its wholly-owned subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Integrity Bancshares, Inc. and its wholly-owned subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Smith Elliott Kearns & Company, LLC

Chambersburg, Pennsylvania

February 21, 2014

INTEGRITY BANCSHARES, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
(dollars in thousands, except share data)	2013	2012
ASSETS
Cash and due from banks	$1,434	$1,212
Interest bearing demand deposits	42,644	74,583
Federal funds sold	0	10,000

Cash and Cash Equivalents	44,078	85,795
Interest bearing time deposits	249	1,743
Securities available for sale	13,915	17,129
Securities held to maturity	393	407
Loans held for sale	2,045	0
Loans receivable, net of allowance for loan losses $8,964 in 2013; $7,568 in 2012	665,120	535,612
Premises and equipment, net	8,879	8,911
Accrued interest receivable	1,855	1,608
Bank owned life insurance	13,468	9,631
Foreclosed assets	2,588	5,527
Other assets	9,315	7,770

Total Assets	$761,905	$674,133

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Deposits:
Demand, noninterest bearing	$44,305	$118,320
Interest bearing	646,703	483,681

Total Deposits	691,008	602,001
Federal Home Loan Bank advances	0	10,000
Junior subordinated debentures	13,500	13,500
Other liabilities	1,619	1,667

Total Liabilities	706,127	627,168

SHAREHOLDERS’ EQUITY
Preferred stock, authorized 10,000,000 shares; 800,000 issued and outstanding	8,000	8,000
Common stock, par value $1 per share; authorized 10,000,000 shares; issued and outstanding: 2,497,000 shares in 2013; 2,187,000 shares in 2012	2,497	2,187
Additional paid-in capital	32,401	28,381
Retained earnings	12,875	8,282
Accumulated other comprehensive income	5	115

Total Shareholders’ Equity	55,778	46,965

Total Liabilities and Shareholders’ Equity	$761,905	$674,133

See notes to consolidated financial statements.

INTEGRITY BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,
(dollars in thousands)	2013	2012
INTEREST INCOME
Loans receivable, including fees	$28,566	$27,353
Securities, taxable	127	156
Federal funds sold and other	102	143

Total Interest Income	28,795	27,652

INTEREST EXPENSE
Deposits	4,671	5,352
Federal Home Loan Bank advances	20	238
Junior subordinated debentures	775	726

Total Interest Expense	5,466	6,316

Net Interest Income	23,329	21,336
PROVISION FOR LOAN LOSSES	2,016	755

Net Interest Income after Provision for Loan Losses	21,313	20,581

NONINTEREST INCOME
Service charges on deposits	1,127	1,160
Loan fees	770	370
Gain (loss) on sale of foreclosed assets	(673)	(472)
Earnings on bank owned life insurance	337	273
Mortgage banking activities	1,950	1,201
Income from subsidiary	149	1,028
ATM network income	562	505
Other	184	222

Total Noninterest Income	4,406	4,287

NONINTEREST EXPENSES
Salaries and employee benefits	6,219	6,295
Occupancy and equipment	2,582	2,828
Advertising and marketing	429	285
Professional fees	419	355
Regulatory banking fees	468	712
Data processing	557	523
Other real estate owned expenses	951	3,894
Bank shares tax	360	458
Other	2,036	2,019

Total Noninterest Expenses	14,021	17,369

Income Before Taxes	11,698	7,499
Federal Income Taxes	3,799	2,352

Net Income	7,899	5,147
Preferred stock dividends	560	560

Net Income Available to Common Shareholders	$7,339	$4,587

See notes to consolidated financial statements.

INTEGRITY BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Years Ended December 31,
(dollars in thousands)	2013	2012
Net income	$7,899	$5,147
Other comprehensive income net of tax:
Unrealized gain on securities available for sale, net of tax of ($56) in 2013 and $45 in 2012	(110)	88

Total Comprehensive Income	$7,789	$5,235

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Years Ended December 31, 2013 and 2012

(dollars in thousands)	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE—DECEMBER 31, 2011	$8,000	$1,998	$25,301	$6,193	$27	$41,519
Net Income				5,147		5,147
Other comprehensive income, net of tax					88	88
5% Common stock dividend		100	2,393	(2,498)		(5)
Dividends paid on preferred stock				(560)		(560)
Exercise of 89,361 options		89	625			714
Stock option expense			62			62

BALANCE—DECEMBER 31, 2012	$8,000	$2,187	$28,381	$8,282	$115	$46,965
Net Income				7,899		7,899
Other comprehensive income, net of tax					(110)	(110)
5% Common stock dividend		109	2,630	(2,746)		(7)
Dividends paid on preferred stock				(560)		(560)
Exercise of 200,632 options/warrants		201	1,354			1,555
Stock option expense			36			36

BALANCE—DECEMBER 31, 2013	$8,000	$2,497	$32,401	$12,875	$5	$55,778

See notes to consolidated financial statements.

INTEGRITY BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
(dollars in thousands)	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$7,899	$5,147
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	2,016	755
Deferred income tax benefit	255	(1,072)
Provision for depreciation and amortization	704	670
Deferred gain on sale of land	0	(16)
Amortization on securities, net	45	17
Deferred loan (fees) costs	(355)	(95)
Stock option expense	36	62
(Increase) decrease in accrued interest receivable and other assets	(142)	818
Loss on disposal of foreclosed assets and other assets	673	472
Write down of foreclosed assets and other assets due to impairment	475	3,378
Earnings on cash surrender value of BOLI	(337)	(273)
Increase (decrease) in other liabilities	(48)	300

Net Cash Provided by Operating Activities	11,221	10,163

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from maturities and principal repayments of securities available for sale	3,003	1,335
Proceeds from maturities and principal repayments of securities held to maturity	14	14
Purchases of securities available for sale	0	(9,989)
Net increase in loans held for sale	(2,045)	0
Net increase in loans receivable	(134,280)	(27,154)
Proceeds from sale of foreclosed assets	4,906	3,836
Purchases of premises and equipment	(673)	(1,370)
Purchase of bank owned life insurance	(3,500)	0
Net redemption of interest bearing time deposits	1,494	0
Purchase of restricted investment in bank stock, net	(1,852)	(1,611)

Net Cash Used in Investing Activities	(132,933)	(34,939)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in deposits	89,007	82,005
Decrease in Federal Home Loan Bank advances	(10,000)	0
Cash dividends paid on preferred stock	(560)	(560)
Cash in lieu of fractional shares	(7)	(5)
Proceeds from exercise of stock options	1,555	714

Net Cash Provided by Financing Activities	79,995	82,154

Net Increase (Decrease) in Cash and Cash Equivalents	(41,717)	57,378
CASH AND CASH EQUIVALENTS—BEGINNING	85,795	28,417

CASH AND CASH EQUIVALENTS—ENDING	$44,078	$85,795

SUPPLEMENTARY CASH FLOWS INFORMATION
Interest paid	$5,518	$6,316

Taxes paid	$3,925	$3,026

SUPPLEMENTARY SCHEDULE OF NON-CASH INVESTING ACTIVITIES
Change in unrealized gain on securities available for sale, net of tax of ($56) in 2013 and $45 in 2012	($110)	$88

Other real estate acquired in settlement of loans	$3,112	$3,638

See notes to consolidated financial statements.

INTEGRITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements include the accounts of Integrity Bancshares, Inc. and its wholly-owned subsidiary, Integrity Bank (“Bank”), and its previously owned subsidiaries, Integrity Service Corporation and CXY Aviation LLC, and Integrity Financial Management LLC, that was jointly owned by the Bank and Integrity Service Corporation, (collectively the “Corporation”). All significant intercompany balances and transactions have been eliminated in consolidation. The accounting policies discussed below are followed consistently by the Corporation. These policies are in accordance with accounting principles generally accepted in the United States of America and conform to common practices in the banking industry.

Nature of Operations

The Bank filed applications with the Pennsylvania Department of Banking (Department) in 2007 to begin the process of forming Integrity Bancshares, Inc., a financial holding company. The Department approved the Bank’s application on January 4, 2008. The Corporation elected to change its status to a bank holding company in 2012.

The Bank is a Pennsylvania-chartered, FDIC insured commercial bank, regulated by the Pennsylvania Department of Banking that was incorporated on November 26, 2002, and commenced operations on June 5, 2003. The Bank operates as a traditional community bank serving the Central Pennsylvania market with an emphasis on commercial and consumer banking.

CXY Aviation LLC was a Pennsylvania corporation that was wholly owned by Integrity Bancshares, Inc. that was formed in July 2009. Assets received by the Bank in lieu of foreclosure were transferred to CXY to operate until they were sold in 2013. Integrity Service Corporation and Integrity Financial Management LLC were dissolved in 2012.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of deferred tax assets.

Concentration of Credit Risk

The Bank maintains accounts with several correspondent banks that may exceed FDIC insured limits. Management reviews capital levels of the correspondent banks and considers this activity to be a normal business risk. The Bank grants commercial loans, commercial mortgages, residential mortgages and consumer loans primarily to businesses and individuals located in central Pennsylvania. The concentration of credit by type of loan is set forth in Note 4. The debtors’ ability to honor their contracts is influenced by the region’s economy.

Presentation of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold, all of which have an original maturity of less than ninety days.

INTEGRITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Securities

Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date.

Securities classified as available for sale are those securities that the Bank intends to hold for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movement in interest rates, changes in maturity mix of the Bank’s assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Securities available for sale are carried at fair value. Unrealized gains and losses are reported as increases or decreases in other comprehensive income. Debt securities that management has the positive intent and ability to hold to maturity are classified as held to maturity and recorded at amortized cost. Realized gains or losses, determined on the basis of the cost of the specific securities sold, are included in earnings. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

The Bank evaluates debt and equity securities for other-than-temporary impairment. Accounting guidance specifies that if a company does not have the intent to sell a debt security prior to recovery and it is more likely than not that it will not have to sell the debt security prior to recovery, the security would not be considered other-than-temporarily impaired unless there is a credit loss. The credit component of the other-than-temporary impairment of a debt security is recognized in earnings and the remaining portion in other comprehensive income. The Bank has not recognized any other-than-temporary impairment losses in the years ended December 31, 2013 or 2012.

Loans Held for Sale

Loans originated and intended for sale are carried at the lower of aggregate cost or fair value. Gains and losses on loan sales are recorded in noninterest income.

Loans Receivable

Management classifies the loan portfolio into segments which define the levels at which the Bank develops and documents a systematic method for determining its allowance for loan losses. The portfolio segments are segregated based on loan types and the underlying risk factors present in each loan type. Such risk factors are periodically reviewed by management and revised as deemed appropriate. The Bank’s loan portfolio is segregated into the following segments:

Commercial Loans are secured and unsecured business loans, which include lines of credit, capital purchases, letters of credit and working capital.

Consumer Loans are secured and unsecured loans to individuals, which include vehicle loans, home improvement loans, home equity loans, overdraft protection and other loans for personal use. Consumer portfolios, unlike those in commercial lending, tend to be composed of many relatively homogeneous loans.

Real Estate Loans are loans secured by liens on real estate property and are further segregated into the following classifications:

•	Commercial Real Estate (CRE) Construction Loans are secured loans for construction, land development, and other land use loans.

•	Commercial Real Estate (CRE) Other Loans are loans secured by multifamily and nonfarm nonresidential property and includes loans secured by owner-occupied properties.

INTEGRITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

•	Residential Loans are loans to individuals used to purchase one to four family residential properties.

•	Home Equity Lines of Credit are revolving loans to individuals secured by junior liens on the individual’s primary residence.

A key element of the allowance calculation for Commercial Loans is the credit rating initially assigned to a loan and its corresponding borrower. The Bank relies on its internal ratings systems, based on both public information and their own credit experience. Credit ratings are determined after an analysis of financial data, industry risk, collateral evaluation, and loan structure. The analysis includes qualitative and quantitative review of risks including, but not limited to, operating experience, management expertise, asset quality, and leverage and liquidity ratios. These analyses determine the creditworthiness and financial condition of borrowers. For many loan relationships, this analysis is completed annually to ensure the ongoing financial health of the borrower.

The Bank mitigates credit risk using several methods:

Covenants: The Bank may write stipulations on the borrower, called covenants, into loan agreements that require the borrower to:

•	Periodically report its financial condition

•	Personally guarantee the loan

•	Refrain from paying dividends, repurchasing shares, borrowing further, or other specific, voluntary actions that negatively affect the borrower’s financial position

•	Repay the loan in full, at the lender’s request, in certain events such as changes in the borrower’s debt-to-equity ratio or interest coverage ratio

Diversification: Lenders to a small number of borrowers (or kinds of borrower) face a high degree of unsystematic credit risk, called concentration risk. The Bank attempts to reduce its concentration risk by diversifying the borrower pool.

Risk-based pricing: The Bank generally charges a higher interest rate to borrowers who are more likely to default, a practice called risk-based pricing.

Consumer loans and residential real estate loans are evaluated individually at the time of application. Products such as unsecured personal loans or mortgages are priced according to the level of risk. For revolving products such as credit lines and overdrafts, risk is controlled through the setting of credit limits. Some products also require security, most commonly in the form of property. These types of loans are evaluated collectively by groups for impairment.

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for loan losses and any deferred fees or costs. Interest income is accrued on the unpaid principal balance. Loan origination fees and costs are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Bank is generally amortizing these amounts over the contractual life of the loan.

The accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. Past due status is based on the contractual terms of the loan. A loan

INTEGRITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses.

Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management’s judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Allowance for Loan Losses

The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management’s periodic evaluation of the adequacy of the allowance is based on known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change, including the amounts and timing of future cash flows expected to be received on impaired loans.

The allowance consists of specific, general, and unallocated components. The specific component relates to impaired loans. For such loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-impaired loans and is based on historical loss experience adjusted for qualitative factors which include local and national economic conditions, trends in loan growth, lending staff experience, and concentrations of loans. An unallocated component may be provided to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures unless such loans are the subject of a restructuring agreement.

INTEGRITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Bank Owned Life Insurance

Integrity Bank purchased bank owned life insurance (BOLI) policies that provide nontaxable funding for employee benefits. Income on the policies is included in noninterest income. BOLI is carried at its net cash surrender value on the balance sheet.

Premises and Equipment

Land is carried at cost; property and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the assets’ estimated useful lives.

Foreclosed Assets

Foreclosed assets are comprised of property acquired through a foreclosure proceeding or acceptance of a deed-in-lieu of foreclosure and loans classified as in-substance foreclosures. A loan is classified as in-substance foreclosure when the Bank has taken possession of the collateral regardless of whether formal foreclosure proceedings take place. Foreclosed assets are initially valued at fair value at the date of foreclosure. After foreclosure, valuations are periodically performed by management and the assets are carried at the lower of cost or fair value minus estimated costs to sell. Revenues and expenses from operations and changes in the valuation allowance are included in other expenses.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Restricted Investment in Bank Stock

Federal law requires a member institution of the Federal Home Loan Bank (FHLB) system to hold stock of its district FHLB according to a predetermined formula. The Bank owned $5,002,000 of FHLB stock at December 31, 2013 and $3,150,000 in 2012. The Bank also owns stock in the Atlantic Community Bankers Bank in the amount of $50,000 at December 31, 2013 and 2012. The stock is carried at cost and is reported in other assets.

Advertising Costs

The Bank follows the policy of charging the costs of advertising to expense as incurred.

Comprehensive Income

Accounting principles generally accepted in the United States of America require that recognized revenue, expenses, gains and losses be included in net income. The Bank’s source of other comprehensive income (loss) is limited to unrealized gains or losses on securities available for sale.

INTEGRITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Income Taxes

Deferred income taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Bank follows accounting guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. The Bank had no material unrecognized tax benefits or accrued interest and penalties as of December 31, 2013 and 2012. The Bank’s policy is to account for interest and penalties as a component of other expense. The tax years subject to examination by the taxing authorities are the years ended December 31, 2010 through 2013.

Stock-Based Compensation

The Corporation has stock option plans in place for employees and directors. The Corporation recognizes the cost of employee services received in exchange for an award of stock options based on the grant date fair value of the award. The cost is recognized over the vesting period.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit and letters of credit. Such financial instruments are recorded on the balance sheet when they are funded.

Reclassifications

Certain amounts in the 2012 financial statements have been reclassified to conform to the 2013 presentation format. Such reclassifications had no impact on the Corporation’s net income.

Subsequent Events

The Corporation has evaluated events and transactions occurring subsequent to the balance sheet date of December 31, 2013 for items that should potentially be recognized or disclosed in these financial statements. The evaluation was conducted through February 21, 2014, the date these financial statements were available to be issued. No events were identified that occurred subsequent to December 31, 2013 and through February 21, 2014 that require recognition or disclosure in the Consolidated Financial Statements.

NOTE 2 – RESTRICTIONS ON CASH AND DUE FROM BANK BALANCES

The Bank is required to maintain average reserve balances with the Federal Reserve Bank. The amount of these average required reserve balances was $938,000 and $6,204,000 at December 31, 2013 and 2012, respectively.

INTEGRITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 3 – SECURITIES

The Bank’s investment portfolio consists of available for sale (AFS) and held to maturity (HTM) residential mortgage-backed securities (MBS). A summary of amortized cost and approximate fair value of securities at December 31 is as follows (in thousands):

2013	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
AFS MBS	$13,907	$26	($18)	$13,915
HTM MBS	393	15	0	408

	$14,300	$41	($18)	$14,323

2012
AFS MBS	$16,955	$174	$0	$17,129
HTM MBS	407	20	0	427

	$17,362	$194	$0	$17,556

Securities with a fair value of $14,323,000 and $17,556,000 were pledged as collateral for public deposits as required or permitted by law at December 31, 2013 and 2012, respectively. There were no sales of securities in 2013 or 2012.

All mortgage-backed securities owned are residential and are issued by U.S. Government sponsored agencies. As of December 31, 2013 two securities were in an unrealized loss position due to interest rate fluctuations. As of December 31, 2012 no securities were in an unrealized loss position. No securities were deemed to be other-than-temporarily impaired. Information pertaining to securities with gross unrealized losses aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position is presented in the following table (in thousands):

	Less than 12 Months		Over 12 Months
2013	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
MBS	$18	$8,909	$0	$0

INTEGRITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 4 – LOANS RECEIVABLE / ALLOWANCE FOR LOAN LOSSES

Loans receivable are evaluated either individually or collectively for impairment. The composition of loans receivable consists of the following as of December 31 (in thousands):

	Evaluated for Impairment
2013	Individually	Collectively	Total
Commercial	$2,359	$139,881	$142,240
CRE construction	4,710	84,775	89,485
CRE other	7,873	268,704	276,577
Consumer	130	21,066	21,196
Residential	2,861	141,725	144,586

Total Loans	$17,933	$656,151	$674,084

2012
Commercial	$3,497	$144,510	$148,007
CRE construction	8,646	73,097	81,743
CRE other	12,690	173,892	186,582
Consumer	254	16,621	16,875
Residential	2,374	107,599	109,973

Total Loans	$27,461	$515,719	$543,180

Net deferred loan fees (costs) included in total loans were ($159,000) and $196,000 at December 31, 2013 and 2012, respectively. The change in the allowance for loan losses consists of the following for the years ended December 31 (in thousands):

2013	Commercial	CRE	Consumer	Residential	Total
Balance Forward	$1,982	$4,752	$194	$640	$7,568
Charge offs	(334)	(87)	0	(238)	(659)
Recoveries	16	20	0	3	39
Provision	705	671	0	640	2,016

Ending Balance	$2,369	$5,356	$194	$1,045	$8,964

Evaluated for Impairment:
Individually	$0	$31	$0	$226	$257

Collectively	$2,369	$5,325	$194	$819	$8,707

2012	Commercial	CRE	Consumer	Residential	Total
Balance Forward	$952	$4,362	$474	$1,471	$7,259
Charge offs	(172)	(306)	0	(108)	(586)
Recoveries	22	112	5	1	140
Provision	1,180	584	(285)	(724)	755

Ending Balance	$1,982	$4,752	$194	$640	$7,568

Evaluated for Impairment:
Individually	$101	$142	$0	$102	$345

Collectively	$1,881	$4,610	$194	$538	$7,223

INTEGRITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 4 – LOANS RECEIVABLE / ALLOWANCE FOR LOAN LOSSES – continued

At December 31, 2013, there were no loans past due ninety days or more and still accruing since it is generally the policy of the bank to transfer these loans to nonaccrual status. Foregone interest on nonaccrual loans was $74,000 and $141,000 for the years ended December 31, 2013 and 2012, respectively.

The recorded investment in past due and nonaccrual loans receivable consists of the following as of December 31 (in thousands):

2013	30-59 Days Past Due	60-89 Days Past Due	Total Past Due Loans	Current Loans	Non- Accrual Loans	Total Loans
Commercial	$1,210	$0	$1,210	$140,044	$986	$142,240
CRE:
Construction	0	0	0	89,485	0	89,485
Other	3,116	108	3,224	273,353	0	276,577
Consumer	2	0	2	21,194	0	21,196
Residential	821	0	821	143,425	340	144,586

	$5,149	$108	$5,257	$667,501	$1,326	$674,084

2012
Commercial	$0	$0	$0	$146,532	$1,475	$148,007
CRE:
Construction	0	0	0	80,312	1,431	81,743
Other	0	0	0	185,563	1,019	186,582
Consumer	0	0	0	16,730	145	16,875
Residential	53	146	199	109,425	349	109,973

	$53	$146	$199	$538,562	$4,419	$543,180

Loans that have been formally renewed, extended or modified due to financial difficulty of the borrower are considered troubled debt restructurings (TDRs). To be considered a troubled debt restructuring the Bank must grant a concession that it would not otherwise consider. Modifications made on the loans classified as TDRs include providing additional interest reserves for monthly payments, extension of maturity dates, and modifying payments to interest only. No losses are expected on the TDR loans.

For the year ended December 31, 2013 no loans were modified under troubled debt restructurings. Loans modified under troubled debt restructurings for the year ended December 31, 2012 are shown in the following table. All of the restructured loans are performing and in compliance with the modified terms.

		Outstanding Recorded Investment
2012	Number of Contracts	Pre- Modification	Post- Modification
Commercial	0	$0	$0
CRE-Construction	0	0	0
CRE-Other	4	829	829
Consumer	0	0	0
Residential	0	0	0

Total	4	$829	$829

INTEGRITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 4 – LOANS RECEIVABLE / ALLOWANCE FOR LOAN LOSSES – continued

Loans are considered to be impaired when, based on current information, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the original loan agreement. As of December 31, 2013, approximately $136,000 of additional funds are committed to be advanced in connection with impaired loans. The recorded investment is immaterially different from the outstanding principal. The composition of impaired loans, which includes nonaccrual loans and restructured loans, consists of the following as of December 31 (in thousands):

2013	Outstanding Principal/ Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial Loans	$2,359	$0	$1,845	$122
CRE-Construction	4,710	0	5,075	251
CRE-Other	7,517	0	7,598	349
Consumer	103	0	164	3
Residential	1,390	0	1,419	57
With an allowance recorded:
Commercial Loans	0	0	0	0
CRE-Other	356	31	359	16
Residential	1,498	226	1,506	81

Total
Commercial	$14,942	$31	$14,877	$738
Consumer	103	0	164	3
Residential	2,888	226	2,925	138

2012
With no related allowance recorded:
Commercial Loans	$1,361	$0	$1,232	$77
CRE-Construction	5,446	0	5,517	246
CRE-Other	8,985	0	8,804	407
Consumer	254	0	259	11
Residential	1,901	0	1,403	64
With an allowance recorded:
Commercial Loans	128	101	38	13
CRE-Other	219	142	82	15
Residential	274	102	276	12

Total
Commercial	$16,139	$243	$15,673	$758
Consumer	254	0	259	11
Residential	2,175	102	1,679	76

Management monitors the credit quality of its loans receivable in an ongoing manner. Internal loan classifications include pass, special mention, substandard, and doubtful. Special mention loans have potential weaknesses that may, if not checked or corrected, weaken the asset or inadequately protect the bank’s position at some future date. A substandard loan is inadequately protected by the current sound worth and paying capacity of the obligor or the collateral pledged, if any. They are characterized by the distinct possibility that the bank will sustain some loss if the deficiencies are not corrected. A loan classified doubtful has all the weaknesses inherent

INTEGRITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 4 – LOANS RECEIVABLE / ALLOWANCE FOR LOAN LOSSES – continued

in one classified substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. Loans classified pass are generally performing in accordance with the terms and conditions and have no characteristics of the other classes of loans. The outstanding balance of loans receivable at December 31 by internally assigned grades are presented in the following table (in thousands).

2013	Pass	Special Mention	Sub-standard	Doubtful	Total Loans
Commercial	$137,883	$1,998	$2,359	$0	$142,240
CRE-Construction	84,775	85	4,625	0	89,485
CRE-Other	264,233	5,000	7,344	0	276,577
Consumer	20,986	107	103	0	21,196
Residential	140,899	826	2,861	0	144,586

Total	$648,776	$8,016	$17,292	$0	$674,084

2012
Commercial	$144,510	$1,632	$1,865	$0	$148,007
CRE-Construction	73,097	3,199	5,447	0	81,743
CRE-Other	173,892	3,487	9,203	0	186,582
Consumer	16,621	0	254	0	16,875
Residential	107,599	0	2,374	0	109,973

Total	$515,719	$8,318	$19,143	$0	$543,180

Foreclosed assets held for sale include those assets that have been acquired through foreclosure for debts previously contracted, in settlement of debt. Foreclosed assets held for sale were $2,588,000 and $5,527,000 at December 31, 2013 and 2012, respectively. There are no trends or uncertainties related to nonperforming assets which Management expects will materially impact future operating results, liquidity or capital resources.

NOTE 5 – PREMISES AND EQUIPMENT

The carrying amounts of the components of premises and equipment are as follows as of December 31 (in thousands):

	2013	2012
Land	$2,755	$2,755
Construction in process	559	147
Buildings and improvements	7,606	7,589
Furniture, fixtures and equipment	3,958	3,843

	14,878	14,334
Accumulated depreciation	(5,999)	(5,423)

	$8,879	$8,911

Depreciation expense for the periods ended December 31, 2013 and 2012 was $704,000 and $670,000, respectively. Land and buildings are leased under noncancelable operating lease agreements that expire at various dates through 2036. Net rental expense for the periods ended December 31, 2013 and 2012 was $927,000 and $871,000, respectively.

INTEGRITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 5 – PREMISES AND EQUIPMENT – continued

At December 31, 2013, future minimum lease payments for noncancelable operating leases are payable as follows (in thousands):

2014	$910
2015	816
2016	591
2017	546
2018	548
Thereafter	2,260

Total Minimum Lease Payments	$5,671

NOTE 6 – DEPOSITS

The components of deposits consist of the following as of December 31 (in thousands):

	2013	2012
Demand, noninterest bearing	$44,305	$118,320
Demand, interest bearing	315,340	200,814
Savings and money market	93,592	100,638
Time, $100,000 and over	104,883	107,566
Time, other	132,888	74,663

Total Deposits	$691,008	$602,001

Brokered deposits included in time deposits totaled $38 million at December 31, 2013 and $39 million at December 31, 2012. As of December 31, 2013, the scheduled maturities of time deposits are as follows (in thousands):

2014	$151,616
2015	45,423
2016	26,093
2017	11,224
2018	3,415

$237,771

NOTE 7 – BORROWINGS

The Bank has unsecured federal funds lines of credit with correspondent banks totaling $18 million. There were no advances outstanding on the lines at December 31, 2013 or 2012.

The Bank has an agreement with the Federal Home Loan Bank of Pittsburgh (FHLB) which allows for borrowings up to a percentage of qualifying collateral assets. At December 31, 2013, the Bank has approved funding available from the FHLB of $314 million. An advance of $10 million was outstanding at December 31, 2012. Interest at a rate of 2.34% on the advance was payable quarterly. The advance matured in February 2013.

INTEGRITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 7 – BORROWINGS – continued

The Bank has an agreement with the Federal Reserve Bank of Philadelphia (FRB) which allows for borrowings up to a percentage of qualifying collateral assets. At December 31, 2013, the Bank has approved funding available from the FRB of $51 million. No advances were outstanding at December 31, 2013 or 2012.

During 2009, the Bank issued an unsecured junior subordinated debenture to a financial institution in the amount of $5 million. The debt matures in May 2019 and carries a fixed interest rate of 8%. Interest is payable quarterly. The proceeds were used for general corporate purposes. The debt qualifies as Tier II capital and contains restrictive covenants requiring the Bank to be well capitalized under the regulatory framework for prompt corrective action. The Bank is in compliance with these covenants.

The Corporation also has an unsecured junior subordinated debenture to a financial institution in the amount of $8.5 million. The debt matures in April 2017 and carries a fixed interest rate of 4.25% which is payable quarterly.

NOTE 8 – FEDERAL INCOME TAXES

A reconciliation of the statutory income tax at a rate of 34% to the income tax included in the consolidated statements of income for the years ended December 31, 2013 and 2012 is as follows (in thousands):

	2013	2012
Federal income tax at statutory rate	$3,980	$2,550
Nontaxable income on bank owned life insurance and tax free loans	(186)	(140)
Nondeductible expenses/other	5	(58)

	$3,799	$2,352

The components of income tax expense for the years ended December 31 2013 and 2012 are as follows (in thousands):

	2013	2012
Current expense	$3,600	$3,424
Deferred expense (benefit)	199	(1,072)

	$3,799	$2,352

INTEGRITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 8 – FEDERAL INCOME TAXES – continued

The components of the net deferred tax asset consist of the following as of December 31 (in thousands):

	2013	2012
Deferred tax assets:
Allowance for loan losses	$3,051	$2,616
Stock option expenses- non-qualified options	102	16
Premises and equipment	344	257
Unrealized losses of foreclosed assets	145	783
Other	25	69

	3,667	3,741

Deferred tax liabilities:
Cash basis adjustments	(602)	(421)
Unrealized security gains	(3)	(59)

	(605)	(480)

Net Deferred Tax Asset	$3,062	$3,261

NOTE 9 – RELATED PARTY TRANSACTIONS

The Bank has had, and may be expected to have in the future, banking transactions with its executive officers, directors, their immediate families and affiliated companies (commonly referred to as related parties). Deposits of related parties totaled $4.9 million and $5.7 million as of December 31, 2013 and 2012, respectively. As of December 31, 2013 and 2012, respectively, related party loans outstanding were $16.0 million and $14.5 million. During 2013, loan advances were $6.3 million and repayments were $4.8 million. A law firm in which a director of the Bank is a partner received payment for professional fees totaling $178,000 and $208,000 during 2013 and 2012, respectively. A floral business owned by the wife of a director received payments of $8,000 and $4,000 in 2013 and 2012, respectively, to provide fresh floral arrangements for the branches and Bank functions.

NOTE 10 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit at fixed or variable rates commensurate with other credit offerings. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.

The Bank’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

INTEGRITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 10 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK – continued

The following financial instruments were outstanding whose contract amounts represent credit risk as of December 31 (in thousands):

	2013	2012
Commitments to grant loans	$66,906	$59,740
Unfunded commitments-lines of credit	73,824	52,429
Letters of credit	21,766	13,223

	$162,496	$125,392

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Bank evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation. Collateral held typically consists of real estate.

Outstanding letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank requires collateral supporting these letters of credit as deemed necessary. Management believes that the proceeds obtained through a liquidation of such collateral would be sufficient to cover the maximum potential amount of future payments required under the corresponding guarantees.

NOTE 11 – LEGAL CONTINGENCIES

Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Corporation’s financial statements.

NOTE 12 – STOCK ISSUANCE, WARRANTS AND STOCK OPTION PLANS

In 2009, the Corporation issued $8 million Series A, 7%, five-year term Cumulative Preferred Stock to existing shareholders. The Series A preferred stock has a maturity of October 28, 2014. The proceeds of the offering were used for general corporate purposes.

The Bank paid a 5% common stock dividend in June 2013 and 2012. All share and per share amounts have been restated to reflect the payment of the dividends.

In 2003, stock purchase warrants were issued in connection with the Bank’s initial stock offering, giving certain organizers the right to purchase a total of 230,497 shares of common stock at the offering price of $7.46 per share. These warrants were granted in consideration of the risks undertaken by the organizers, were exercisable in full and would have expired in June 2013. Prior to the expiration all warrants had been exercised.

Under the 2003 Equity Incentive Stock Option Plan, 395,647 shares are reserved for issuance. Employees are eligible to receive options to purchase shares of common stock at the fair market value on the date the option is granted. Shares vest based on one of the following two vesting schedules: (1) One-fourth of each grant vests

INTEGRITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 12 – STOCK ISSUANCE, WARRANTS AND STOCK OPTION PLANS – continued

immediately and the remainder will vest over a three-year period, or (2) One-fourth of each grant vests immediately for each year employed by the Corporation. For example, a grant to an employee who has been employed by the Corporation for three years will be vested 75% immediately and the remaining 25% will vest one year from the grant date. All grants expire no later than ten years from the date of the grant. Other provisions of the plan allow for awards of non-qualified stock options and restricted stock.

Under the 2004 Directors’ Compensation Plan, 134,010 shares are reserved for issuance. Non-employee directors are eligible to receive options to purchase shares of common stock at the fair market value on the date the option is granted. Options are exercisable after one year and expire no later than ten years from the date of the grant. Other provisions of the plan allow for awards of cash, common stock, and restricted stock as compensation for services.

For 2013, the weighted-average grant-date fair value for stock options granted was $3.01. The 2013 fair values were estimated using the Black-Scholes model with the following weighted-average assumptions: no expected dividends, 10% volatility, average option life of 5.5 years, and an average risk-free interest rate of 1.23%.

For 2012, the weighted-average grant-date fair value for stock options granted was $3.09. The 2012 fair values were estimated using the Black-Scholes model with the following weighted-average assumptions: no expected dividends, 10% volatility, average option life of 5.5 years, and an average risk-free interest rate of 1.34%.

During 2013 and 2012, the Corporation recognized $36,000 and $62,000, respectively, of stock option expense relating to the above stock options granted. At December 31, 2013, there was $25,000 of unrecognized compensation expense related to these options which will be recognized over the next three years. As of December 31, 2013 there were 98,353 options available for grant under the corporation’s stock option plans.

The information regarding the Corporation’s stock option plans as of December 31 is as follows:

2013	Options	Weighted Average Exercise Price	Weighted Average Remaining Life	Aggregate Intrinsic Value
Options outstanding at beginning of year	315,761	$14.62	4.5 years
Granted	30,345	23.81	9.0 years
Exercised	(24,255)	9.69		$419,854
Forfeited	(14,100)	22.41

Options outstanding at end of year	307,751	$15.87	4.0 years	$3,425,269

Exercisable	304,468	$15.79	3.9 years	$3,413,086

2012
Options outstanding at beginning of year	333,829	$12.21	4.5 years
Granted	34,907	22.94	9.0 years
Exercised	(40,236)	7.13		$644,542
Forfeited	(12,739)	16.16

Options outstanding at end of year	315,761	$14.62	4.4 years	$2,805,764

Exercisable	311,823	$14.51	4.3 years	$2,803,435

INTEGRITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 13 – REGULATORY MATTERS

Integrity Bancshares, Inc. and Integrity Bank (the “Institution”) is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet the minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on a bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, banks must meet specific capital guidelines that involve quantitative measures of the bank’s assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Institution to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets and of Tier 1 capital to average assets. Management believes, as of December 31, 2013 and 2012, the Institution meets all capital adequacy requirements to which it is subject to be considered well capitalized.

The Bank is subject to certain restrictions on the amount of dividends that it may declare due to regulatory considerations. The Pennsylvania Banking Code provides that cash dividends may be declared and paid only out of accumulated net earnings. In addition, dividends would be prohibited if the effect would cause the Bank’s capital to fall below minimum capital ratios.

As of December 31, 2013, the most recent notification from its regulatory agencies categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification that Management believes have changed the Institution’s category.

The Institution’s actual and required capital amounts and ratios as of December 31 are presented in the following tables (dollars in thousands):

2013		Actual	For Capital Adequacy Purposes		To Be Well Capitalized
Total Capital to risk weighted assets
Amount	Company	$77,593	≥	$53,192	≥	$66,490
Ratio	Company	11.67%	≥	8.00%	≥	10.00%
Amount	Bank	$77,368	≥	$53,192	≥	$66,490
Ratio	Bank	11.64%	≥	8.00%	≥	10.00%

Tier I Capital to risk weighted assets
Amount	Company	$47,773	≥	$26,596	≥	$39,894
Ratio	Company	7.19%	≥	4.00%	≥	6.00%
Amount	Bank	$64,049	≥	$26,596	≥	$39,894
Ratio	Bank	9.63%	≥	4.00%	≥	6.00%

Tier I Capital to average assets
Amount	Company	$47,773	≥	$29,129	≥	$36,412
Ratio	Company	6.56%	≥	4.00%	≥	5.00%
Amount	Bank	$64,049	≥	$29,129	≥	$36,412
Ratio	Bank	8.80%	≥	4.00%	≥	5.00%

INTEGRITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 13 – REGULATORY MATTERS – continued

2012
Total Capital to risk weighted assets
Amount	Company	$67,066	≥	$42,912	≥	$53,640
Ratio	Company	12.50%	≥	8.00%	≥	10.00%
Amount	Bank	$64,677	≥	$42,740	≥	$53,425
Ratio	Bank	12.11%	≥	8.00%	≥	10.00%

Tier I Capital to risk weighted assets
Amount	Company	$38,850	≥	$21,456	≥	$32,184
Ratio	Company	7.24%	≥	4.00%	≥	6.00%
Amount	Bank	$52,988	≥	$21,370	≥	$32,055
Ratio	Bank	9.92%	≥	4.00%	≥	6.00%

Tier I Capital to average assets
Amount	Company	$38,850	≥	$26,298	≥	$32,872
Ratio	Company	5.91%	≥	4.00%	≥	5.00%
Amount	Bank	$52,988	≥	$26,226	≥	$32,782
Ratio	Bank	8.08%	≥	4.00%	≥	5.00%

NOTE 14 – FAIR VALUE MEASUREMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Management uses its best judgment in estimating the fair value of the Corporation’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Corporation could have realized in a sales transaction on the date indicated. The estimated fair value amounts have been measured as of their respective year-ends and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

The Corporation uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with accounting guidance for Fair Value Measurements and Disclosures, the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices to the Corporation’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

The fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.

INTEGRITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 14 – FAIR VALUE MEASUREMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS – continued

In accordance with this guidance, the Corporation groups its assets and liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1: Valuation is based on quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2: Valuation is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3: Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

An asset’s or liability’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

For financial assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used as of December 31 are as follows (in thousands):

2013	Carrying Amount	Level 1	Level 2	Level 3
Securities AFS:
Residential MBS	$13,915	$0	$13,915	$0

2012
Securities AFS:
Residential MBS	$17,129	$0	$17,129	$0

For financial assets measured at fair value on a nonrecurring basis, the fair value measurements by level within the fair value hierarchy used at December 31 are as follows (in thousands):

2013	Carrying Amount	Level 1	Level 2	Level 3
Impaired loans	$1,597	$0	$0	$1,597

Foreclosed assets	$2,588	$0	$0	$2,588

2012
Impaired loans	$276	$0	$0	$276

Foreclosed assets	$5,527	$0	$0	$5,527

INTEGRITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 14 – FAIR VALUE MEASUREMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS – continued

The following valuation techniques were used to measure fair value of the assets in the tables above:

•	Available for sale securities – The Corporation utilizes a third-party source to determine the fair value of its fixed income securities. The methodology consists of pricing models based on asset class and included available trade, bid, or other market information, broker quotes, proprietary models, various databases and trading desk quotes.

•	Impaired loans – Impaired loans are loans in which the Corporation has measured impairment generally based on the fair value of the loan’s collateral or discounted cash flow analyses. Fair value is generally determined based upon independent third-party appraisals of the properties, or discounted cash flows based upon the expected proceeds. These assets are included in Level 3 fair values, based upon the lowest level of input that is significant to the fair value measurements. The fair value at December 31, 2013 consists of the loan balances of $1,854,000 less their specific valuation allowances of $257,000. The fair value at December 31, 2012 consists of the loan balances of $621,000 less their specific valuation allowances of $345,000.

•	Foreclosed assets – The Corporation accounts for foreclosed assets at the lower of cost or fair value less costs to sell. Fair value is generally determined based upon independent third-party appraisals of the properties. These assets are included in Level 3 fair values, based upon the lowest level of input that is significant to the fair value.

The following methods and assumptions were used to estimate the fair values of the Corporation’s financial instruments at December 31, 2013 and 2012. The following information should not be interpreted as an estimate of the fair value of the entire Corporation since a fair value calculation is only provided for a limited portion of the Corporation’s assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Corporation’s disclosures and those of other companies may not be meaningful.

Cash, Cash Equivalents and Interest Bearing Deposits:

The carrying amounts reported in the balance sheets for cash equivalents and interest bearing deposits approximate those assets’ fair values.

Securities:

The Bank utilizes a third-party source to determine the fair value of its fixed income securities. The methodology consists of pricing models based on asset class and includes available trade, bid, other market information, broker quotes, proprietary models, various databases and trading desk quotes.

FHLB and ACBB Stock:

The carrying amount of restricted investment in bank stocks approximates fair value and considers the limited marketability of such securities.

Loans Receivable:

For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for fixed-rate loans are estimated using discounted cash flow analyses,

INTEGRITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 14 – FAIR VALUE MEASUREMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS – continued

using market rates at the balance sheet date that reflect the credit and interest rate risk inherent in the loans. Projected future cash flows are calculated based upon contractual maturity or call dates, projected repayments and prepayments of principal.

Cash Surrender Value (CSV) of Life Insurance

The carrying amount of life insurance contracts is assumed to be a reasonable fair value. Life insurance contracts are carried on the balance sheet at their redemption value. This redemption value is based on existing market conditions and therefore represents the fair value of the contract.

Deposit Liabilities:

The fair values disclosed for demand deposits, by definition are equal to the amount payable on demand at the reporting date. Fair values of these demand deposits, which include interest and noninterest checking and savings accounts, are based on carrying values. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered in the market on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-Term Borrowed Funds:

The carrying amount of short-term borrowings approximates its fair value.

Federal Home Loan Bank Advances:

Fair values of FHLB advances are estimated using discounted cash flow analysis, based on quoted prices for new FHLB advances with similar credit risk characteristics, terms and remaining maturity. These prices obtained from this active market represent a market value that is deemed to represent the transfer price if the liability were assumed by a third party.

Junior Subordinated Debenture:

The fair value of fixed-rate debt is estimated using discounted cash flow analysis, based on current market rates of interest for new debt with similar characteristics, terms and remaining maturities.

Accrued Interest Receivable and Payable:

The carrying amount of accrued interest receivable and accrued interest payable approximates its fair value.

Off-Balance Sheet Instruments:

Fair values for the Corporation’s off-balance sheet instruments are based on fees currently charged in the market to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing.

INTEGRITY BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued

NOTE 14 – FAIR VALUE MEASUREMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS – continued

The carrying amounts and estimated fair values of the Bank’s financial instruments at December 31 were as follows (in thousands):

	2013		2012
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial Assets:
Cash / cash equivalents	$44,078	$44,078	$85,795	$85,795
Interest bearing time deposits	249	249	1,743	1,743
Securities AFS	13,915	13,915	17,129	17,129
Securities HTM	393	408	407	427
FHLB and ACBB stock	5,052	5,052	3,200	3,200
Loans held for sale	2,045	2,045	0	0
Loans receivable, net	665,120	665,508	535,612	537,692
CSV of life insurance	13,468	13,468	9,631	9,631
Accrued interest receivable	1,855	1,855	1,608	1,608

Financial Liabilities:
Deposits	$691,008	$691,865	$602,001	$603,980
FHLB advances	0	0	10,000	9,943
Junior subordinated debentures	13,500	13,500	13,500	13,500
Accrued interest payable	168	168	220	220

Off-Balance Sheet Financial Instruments:
Commitments to grant loans	$0	$0	$0	$0
Standby letters of credit	0	0	0	0

ANNEX A

AGREEMENT AND PLAN OF MERGER

DATED AS OF

OCTOBER 29, 2014

BY AND BETWEEN

S&T BANCORP, INC.

AND

INTEGRITY BANCSHARES, INC.

-i-

TABLE OF CONTENTS (cont’d)

-ii-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of October 29, 2014 (this “Agreement”), is by and between S&T Bancorp, Inc. (“Purchaser”), a Pennsylvania corporation, having its principal place of business at 800 Philadelphia Street, Indiana, Pennsylvania 15701-3921, and Integrity Bancshares, Inc. (“Seller”), a Pennsylvania corporation, having its principal place of business at 3314 Market Street, Suite 301, Camp Hill, Pennsylvania 17011.

RECITALS

A. The Proposed Transaction. The parties intend to effect a business combination through the merger of Seller with and into Purchaser (the “Parent Merger”).

B. Board Determination. The respective boards of directors of Purchaser and Seller have each determined that the Parent Merger and the other transactions contemplated hereby are consistent with and will further their respective business strategies and goals and are in the best interests of their respective corporations and, therefore, have approved the Parent Merger, this Agreement and the plan of merger contained in this Agreement.

C. Intended Tax Treatment. The parties intend the Parent Merger to qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and intend for this Agreement to constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

NOW, THEREFORE, in consideration of the foregoing premises and of the mutual covenants, representations, warranties and agreements contained herein, intending to be legally bound hereby, the parties agree as follows:

ARTICLE I —

CERTAIN DEFINITIONS

Section 1.01 Certain Definitions. The following terms are used in this Agreement with the meanings set forth below (such meaning to be equally applicable to both the singular and plural forms of the term defined):

“Accommodation Stock Conversion Number” has the meaning set forth in Section 3.01(h).

“Acquisition Proposal” has the meaning set forth in Section 6.06(a).

“Advisory Board” has the meaning set forth in Section 6.14(b).

“Affiliate Agreements” has the meaning set forth in Section 5.02(k)(i)(N).

“Agreement” means this Agreement, as amended or modified from time to time in accordance with Section 9.02.

“Agreement to Merge” has the meaning set forth in Section 2.02.

“All Cash Election” has the meaning set forth in Section 3.01(b)(ii).

“All Stock Election” has the meaning set forth in Section 3.01(b)(i).

“Anticipated Stock Conversion Number” has the meaning set forth in Section 3.01(h).

“Bank” means Integrity Bank, a banking corporation organized under the laws of the Commonwealth of Pennsylvania and a wholly-owned subsidiary of Seller.

“Bank Subordinated Debt” means the $5,000,000 principal amount of 8.00% subordinated debentures due in May 2019 issued by the Bank.

“Banking Department” means the Pennsylvania Department of Banking and Securities.

“BHC Act” means the Bank Holding Company Act of 1956, as amended.

“Cash Consideration” has the meaning set forth in Section 3.01(a).

“Cash Election Shares” has the meaning set forth in Section 3.01(i)(i).

“Cash Proration Factor” has the meaning set forth in Section 3.01(i)(ii)(B).

“Claim” has the meaning set forth in Section 6.12(h).

“Closing” has the meaning set forth in Section 2.04.

“Closing Date” has the meaning set forth in Section 2.04.

“Code” has the meaning set forth in Recital C.

“Company-Owned Stock” shall mean shares of Seller Common Stock held by Seller or any of its Subsidiaries or by Purchaser or any of its Subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted in good faith.

“Continuing Employees” has the meaning set forth in Section 6.12(a).

“Covered Parties” has the meaning set forth in Section 6.12(i).

“CRA” has the meaning set forth in Section 5.02(j)(i).

“Disclosure Schedule” has the meaning set forth in Section 5.01.

“Dissenting Seller Shares” has the meaning set forth in Section 3.01(j)(i).

“Effective Date” means the date on which the Effective Time occurs, as provided for in Section 2.04.

“Effective Time” means the time on the Effective Date as provided for in Section 2.03.

“Election” means an All Cash Election, an All Stock Election or a Mixed Election.

“Election Deadline” has the meaning set forth in Section 3.01(e).

“Election Form” has the meaning set forth in Section 3.01(e).

“Environmental Laws” means all applicable local, state and federal environmental, health and safety laws and regulations, including, without limitation, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Federal Clean Air Act, and the Occupational Safety and Health Act, each as amended, the regulations promulgated thereunder, and their respective state counterparts.

“EPCRS” has the meaning set forth in Section 5.02(m)(vii).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning set forth in Section 5.02(m)(i).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Exchange Agent” has the meaning set forth in Section 3.04(a).

“FDIA” has the meaning set forth in Section 5.02(c)(iv).

“FDIC” means the Federal Deposit Insurance Corporation.

“FRB” means the Board of Governors of the Federal Reserve System and/or the Federal Reserve Bank of Cleveland, acting under delegated authority.

“GAAP” means accounting principles generally accepted in the United States.

“Governmental Authority” means any court, administrative agency or commission or other federal, state or local governmental authority or instrumentality.

“Hazardous Material” means, collectively, (i) any “hazardous substance” as defined by CERCLA, (ii) any “hazardous waste” as defined by the Resource Conservation and Recovery Act, as amended through the date hereof, and (iii) other than common office supplies, any pollutant or contaminant or hazardous, dangerous or toxic chemical, material or substance within the meaning of any other applicable Federal, state or local law, regulation, ordinance or requirement (including consent decrees and administrative orders) relating to or imposing liability or standards of conduct concerning any hazardous, toxic or dangerous waste, substance or material, all as now in effect.

“Indemnified Parties” has the meaning set forth in Section 6.12(h).

“Information” has the meaning set forth in Section 6.20.

“Insurance Amount” has the meaning set forth in Section 6.12(j).

“IRS” means the Internal Revenue Service.

The term “knowledge” means the actual knowledge after reasonable investigation (i) with respect to Seller, by the officers and directors of Seller or Bank and (ii) with respect to Purchaser, by any officer with the title of not less than a senior executive vice president.

“Letter of Transmittal” has the meaning set forth in Section 3.04(b).

“Lien” means any charge, mortgage, pledge, security interest, restriction, claim, lien, or encumbrance of any kind.

“Material Adverse Effect” means, with respect to Seller or Purchaser, any effect that (i) is material and adverse to the financial position, results of operations or business of Seller and its Subsidiaries taken as a whole, or Purchaser and its Subsidiaries taken as a whole, respectively, or (ii) would materially impair the ability of either Seller or Purchaser to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement;

provided, however, that in determining whether a Material Adverse Effect has occurred there shall be excluded any effect on the referenced party due to (i) any change in banking or similar laws, rules or regulations of general applicability or interpretations thereof by courts or governmental authorities to the extent not affecting such party to a materially greater extent than it affects other Persons in the banking business, (ii) any change in GAAP or regulatory accounting requirements applicable to financial institutions or their holding companies generally, (iii) any change, circumstance, development, condition or occurrence in economic, business, or financial conditions generally or affecting the banking business, including changes in interest rates, to the extent not affecting such party to a materially greater extent than it affects other Persons in the banking business, (iv) actions and omissions of a party hereto (or any of its Subsidiaries) taken at the direction of the other party in contemplation of the transactions contemplated hereby or taken as specifically provided in this Agreement, (v) the direct effects of the announcement of this Agreement and compliance with its terms on the operating performance of the party, including expenses incurred by such party in consummating the transactions contemplated by this Agreement, and (vi) any item Previously Disclosed in a party’s Disclosure Schedule.

“Material Contracts” has the meaning set forth in Section 5.02(k)(ii).

“Merger” collectively refers to the Parent Merger and the Subsidiary Merger, as described in Section 2.01 and Section 2.02, respectively.

“Merger Consideration” has the meaning set forth in Section 3.01(a).

“Mixed Election” has the meaning set forth in Section 3.01(b)(iii).

“Nasdaq” means The Nasdaq Stock Market, Inc.

“New Certificates” has the meaning set forth in Section 3.04(a).

“Non-Election Proration Factor” has the meaning set forth in Section 3.01(i)(ii)(A).

“Non-Election Shares” has the meaning set forth in Section 3.01(b)(iv).

“Old Certificates” has the meaning set forth in Section 3.04(a).

“Parent Merger” has the meaning set forth in Recital A.

“PBCL” means the Pennsylvania Business Corporation Law.

“Person” has the meaning set forth in Section 5.02(k)(i)(D).

“Plans” has the meaning set forth in Section 5.02(m)(i).

“Previously Disclosed” by a party shall mean information set forth in its Disclosure Schedule. Disclosure of any information, agreement, or other item in a party’s Disclosure Schedule referenced by a particular Section in this Agreement shall, should the existence of such information, agreement, or other item or its contents be relevant to any other Section, be deemed to be disclosed with respect to that Section if such information is explicitly discussed in that Section of the Disclosure Schedule or if such other Section shall be cross-referenced in another Section of the Disclosure Schedule.

“Proxy/Prospectus” has the meaning set forth in Section 6.03(a).

“Purchaser” has the meaning set forth in the preamble to this Agreement.

“Purchaser Articles” means the Articles of Incorporation of Purchaser, as amended.

“Purchaser Bank” means S&T Bank, a banking corporation organized under the laws of the Commonwealth of Pennsylvania and a wholly-owned subsidiary of Purchaser.

“Purchaser Board” means the Board of Directors of Purchaser.

“Purchaser Bylaws” means the Bylaws of Purchaser, as amended.

“Purchaser Common Stock” means the common stock, $2.50 par value, of Purchaser.

“Purchaser Financial Statements” means the audited financial statements of Purchaser, and the notes thereto, included in Purchaser’s Form 10-K for the fiscal year ended December 31, 2013, and the unaudited financial statements of Purchaser, and the notes thereto, included in Purchaser’s Forms 10-Q for the fiscal quarter ended June 30, 2014, each as filed with the SEC.

“Purchaser Material Contracts” has the meaning set forth in Section 5.03(l).

“Purchaser Plans” has the meaning set forth in Section 5.03(n)(i).

“Purchaser Preferred Stock” means the preferred stock, no par value, of Purchaser.

“Purchaser SEC Documents” has the meaning set forth in Section 5.03(f)(i).

“Purchaser Welfare Plans” has the meaning set forth in Section 6.12(a).

“RAP Cycle” has the meaning set forth in Section 5.02(m)(vii).

“Registration Statement” has the meaning set forth in Section 6.03(a).

“Regulatory Authority” shall mean any federal or state governmental agency or authority charged with the supervision or regulation of financial institutions and their subsidiaries (including their holding companies) or issuers of securities (including, without limitation, the Banking Department, the FRB, the FDIC, the Office of the Comptroller of the Currency, the United States Department of the Treasury and the SEC).

“Representatives” has the meaning set forth in Section 6.06(a).

“Rights” means, with respect to any Person, securities or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of such Person.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Seller” has the meaning set forth in the preamble to this Agreement.

“Seller Articles” means the Articles of Incorporation of Seller, as amended.

“Seller Board” means the Board of Directors of Seller.

“Seller Bylaws” means the Bylaws of Seller.

“Seller Common Stock” means the common stock, par value $1.00 per share, of Seller.

“Seller Financial Statements” has the meaning set forth in Section 5.02(g)(i).

“Seller Meeting” has the meaning set forth in Section 6.02.

“Seller Off Balance Sheet Transaction” has the meaning set forth in Section 5.02(u).

“Seller Preferred Stock” means the preferred stock, $1.00 par value per share, of Seller.

“Seller Stock Option” has the meaning set forth in Section 3.06.

“Seller Stock Plans” means the Seller’s Equity Compensation Plan effective June 1, 2003 and the Seller’s 2004 Directors’ Compensation Plan and the agreements thereunder pursuant to which rights to purchase Seller Common Stock are outstanding immediately prior to the Effective Time.

“Seller Subordinated Debt” means (1) the $8,500,000 principal amount of 4.25% junior subordinated debentures due in April 2017 issued by the Seller.

“Seller Welfare Plans” has the meaning set forth in Section 6.12(a).

“Severance Benefit Provisions” has the meaning set forth in Section 6.12(e)(ii).

“Shortfall Number” has the meaning set forth in Section 3.01(i)(ii).

“Significant Subsidiary” has the meaning set forth in Section 6.06(a).

“Stock Consideration” has the meaning set forth in Section 3.01(a).

“Stock Conversion Number” means the Anticipated Stock Conversion Number or the Accommodation Stock Conversion Number, if any chosen by Purchaser in its sole discretion.

“Stock Election Number” has the meaning set forth in Section 3.01(h).

“Stock Exchange Ratio” has the meaning set forth in Section 3.01(a).

“Stock Proration Factor” has the meaning set forth in Section 3.01(i)(i).

“Subsidiary,” “Subsidiaries” and “Significant Subsidiary” have the meanings ascribed to them in Rule 1-02 of Regulation S-X of the SEC.

“Subsidiary Merger” has the meaning set forth in Section 2.02.

“Surviving Corporation” has the meaning set forth in Section 2.01.

“Takeover Laws” has the meaning set forth in Section 5.02(o).

“Takeover Provisions” has the meaning set forth in Section 5.02(o).

“Tax” or “Taxes” means any and all federal, state, local or foreign taxes, charges, fees, levies, duties, tariffs, imposts, other assessments and other similar fees or similar charges, however denominated (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto),the liability for which is imposed by any government or taxing authority, by contractual agreement, as a result of being a member of any affiliated, consolidated, combined, unitary or similar group, as a successor to or transferee of another person, or otherwise including, without limitation, all income, franchises, windfall or other profits, gross receipts, license, property, sales, use, service, service use, capital stock, payroll, employment, social security, disability, severance, workers’ compensation, employer health, unemployment compensation, net worth, excise, withholding, estimated, severance, occupation, customs, duties, fees, ad valorem, property, environmental, stamp, transfer, value added, gains, license, registration, recording and documentation fees or other taxes, custom duties, fees, assessments or charges of any kind whatsoever.

“Tax Return” or “Tax Returns” means returns, declarations, reports, statements, elections, estimates, claims for refund, information returns or other documents (including, without limitation, any related or supporting schedules, exhibits, statements or information, any amendment to the foregoing, and any sales and use and resale certificates) filed or required to be filed in connection with the determination, assessment, payment, deposit, collection or reporting of any Taxes of any party or the administration of any laws, regulations or administrative requirements relating to any Taxes.

“Termination Fee” has the meaning set forth in Section 8.03(a).

ARTICLE II —

THE MERGER

Section 2.01 The Parent Merger. At the Effective Time, (i) Seller shall be merged with and into Purchaser, and (ii) the separate corporate existence of Seller shall cease and Purchaser shall survive and continue to exist as a Pennsylvania corporation (Purchaser, as the surviving corporation in the Parent Merger, sometimes being referred to herein as the “Surviving Corporation”). The Purchaser Articles, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation, and the Purchaser Bylaws, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation. Purchaser may at any time prior to the Effective Time change the method of effecting the Merger (including, without limitation, the provisions of this Article II) if and to the extent it deems such change to be necessary, appropriate or desirable; provided, however, that no such change shall (i) alter or change the amount or kind of consideration to be issued to holders of Seller Common Stock as provided for in Article III of this Agreement (subject to adjustment as provided in Section 3.05), (ii) adversely affect the tax treatment of the Parent Merger as a reorganization under Section 368(a) of the Code, or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement.

Section 2.02 The Subsidiary Merger. As soon as practicable after the execution and delivery of this Agreement, Purchaser Bank and the Bank shall enter into an agreement (the “Agreement to Merge”), pursuant to which the Bank will merge with and into Purchaser Bank (the “Subsidiary Merger”). The Agreement to Merge shall provide that the closing of the Subsidiary Merger shall take place as soon as practicable following the closing of the Parent Merger or such other date as may be determined by Purchaser. Upon consummation of the Subsidiary Merger, the separate corporate existence of the Bank shall cease and Purchaser Bank shall survive and continue to exist as a Pennsylvania banking corporation. (The Parent Merger and the Subsidiary Merger shall sometimes collectively be referred to herein as the “Merger.”)

Section 2.03 Effectiveness of the Parent Merger. Subject to the satisfaction or waiver of the conditions set forth in ARTICLE VII, the Parent Merger shall become effective upon the occurrence of the filing of articles of merger with the Department of State of the Commonwealth of Pennsylvania in accordance with Section 1927 of the PBCL, or such later date and time as may be set forth in such filings (the time the Parent Merger becomes effective on the Effective Date being referred to as the “Effective Time”).

Section 2.04 Effective Date and Effective Time. Subject to the satisfaction or waiver of the conditions set forth in ARTICLE VII, the closing of the Parent Merger (the “Closing”) will take place at such location as the parties may mutually agree at 11:00 a.m. on (i) the date designated by Purchaser that is within fifteen (15) days following the satisfaction or waiver of the conditions set forth in ARTICLE VII, other than those conditions that by their nature are to be satisfied at the Closing (the “Effective Date”); provided, however, that no such election shall cause the Effective Date to fall after the date specified in Section 8.01(c) hereof or after the date or dates on which any Regulatory Authority approval or any extension thereof expires, or (ii) such other date to which the parties may agree in writing (the “Closing Date”).

ARTICLE III —

CONSIDERATION; EXCHANGE PROCEDURES

Section 3.01 Merger Consideration.

(a) Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Parent Merger and without any action on the part of any Person, each share of Seller Common Stock (excluding Company-Owned Stock and Dissenting Seller Shares) issued and outstanding immediately prior to the Effective Time shall be converted at the election of the holder thereof (in accordance with the election and allocation procedures set forth in Section 3.01(b), (e), (h), (i) and (j)) into either (i) the right to receive $52.50 in cash without interest (the “Cash Consideration”) or (ii) 2.0627 shares (the “Stock Exchange Ratio”) of Purchaser Common Stock (the “Stock Consideration”). The Cash Consideration and the Stock Consideration are sometimes referred to herein collectively as the “Merger Consideration.”

(b) Election as to Outstanding Seller Common Stock. The Seller Common Shareholders (excluding Seller and Purchaser) will have the following options in connection with the exchange of their Seller Common Stock in connection with the Parent Merger:

(i) AT THE OPTION OF THE HOLDER, all of such holder’s Seller Common Stock deposited with the Exchange Agent shall be converted into and become the Stock Consideration (such election, the “All Stock Election”), provided that fractional shares will not be issued and cash (payable by check) will be paid in lieu thereof as provided in Section 3.03; or

(ii) AT THE OPTION OF THE HOLDER, all of such holder’s Seller Common Stock deposited with the Exchange Agent shall be converted into and become the Cash Consideration (such election, the “All Cash Election”); or

(iii) AT THE OPTION OF THE HOLDER, such holder’s aggregate number of shares of Seller Common Stock deposited with the Exchange Agent shall be converted into and become any combination of the Stock Consideration and the Cash Consideration (such election, the “Mixed Election”); or

(iv) IF NO ELECTION IS MADE BY THE HOLDER BY THE ELECTION DEADLINE (AS DEFINED IN SECTION 3.01(e)), all of such holder’s shares of Seller Common Stock shall be deemed to be “Non-Election Shares” and shall be convertible at the discretion of Purchaser into either the Stock Consideration or the Cash Consideration, or a combination thereof, subject to the allocation and proration provisions in Section 3.01(h), Section 3.01(i) and Section 3.01(j).

(c) Company-Owned Stock. Each share of Seller Common Stock held as Company-Owned Stock immediately prior to the Effective Time shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

(d) Outstanding Purchaser Common Stock. Each share of Purchaser Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and unaffected by the Parent Merger.

(e) Procedures for Election. An election form and other appropriate transmittal materials in such form as Seller and Purchaser shall mutually agree (the “Election Form”) shall be mailed to shareholders of Seller concurrent with or immediately after the mailing of the Proxy/Prospectus. The “Election Deadline” shall be 5:00 p.m. New York City time on the business day that is five (5) business days preceding the Closing Date, after which an Election may not be made.

(f) Perfection of the Election. An Election shall be considered to have been validly made by a Seller Common Shareholder only if the Exchange Agent (as defined in Section 3.04) shall have received an Election Form properly completed and executed by such shareholder prior to the Election Deadline. Holders of record of shares of Seller Common Stock who hold such shares as nominees, trustees or in other representative capacities (a “Representative”) may submit multiple Election Forms, provided that such Representative certifies that each such Election Form covers all the shares of Seller Common Stock held by that Representative for a particular beneficial owner.

(g) Revocation of Election. Any Seller Common Shareholder may at any time prior to the Election Deadline revoke such shareholder’s Election and submit a new Election Form by providing written notice that is received by the Exchange Agent by 5:00 p.m., local time for the Exchange Agent, on the business day prior to the Election Deadline.

(h) Limitations on Stock Consideration. Notwithstanding any other provision contained in this Agreement, 80% of the total number of shares of Seller Common Stock outstanding at the Effective Time (excluding shares of Seller Common Stock to be cancelled as provided in Section 3.01(c)) (the “Anticipated Stock Conversion Number”) shall be converted into the Stock Consideration and the remaining outstanding shares of Seller Common Stock (excluding shares of Seller Common Stock to be canceled as provided in Section 3.01(c)) shall be converted into the Cash Consideration; provided, however, that if the number of shares of Seller Common Stock (excluding shares of Seller Common Stock to be cancelled as provided in Section 3.01(c)) with respect to which Seller Common Shareholders have elected to receive the Stock Consideration (whether in All-Stock Elections or in Mixed Elections) (the “Stock Election Number”) exceeds the Anticipated Stock Conversion Number, then Purchaser may, in its sole discretion, increase the number of such shares convertible into the Stock Consideration to a number not to exceed the Stock Election Number (the “Accommodation Stock Conversion Number”) and the remaining outstanding shares of Seller Common Stock (excluding shares of Seller Common Stock to be canceled as provided in Section 3.01(c)) shall be converted into the Cash Consideration.

(i) Allocation and Proration. To the extent necessary to satisfy the limitations in Section 3.01(h), within three business days after the Election Deadline, Purchaser shall cause the Exchange Agent to effect the allocation among holders of Seller Common Stock of rights to receive the Cash Consideration and the Stock Consideration as follows:

(i) If the Stock Election Number exceeds the Stock Conversion Number, then all shares with respect to which holders have made the Cash Election (“Cash Election Shares”) and all Non-Election Shares shall be converted into the right to receive the Cash Consideration, and each holder of Stock Election Shares will be entitled to receive (A) the number of shares of Purchaser Common Stock equal to the product obtained by multiplying (1) the number of Stock Election Shares held by such holder by (2) the Stock Exchange Ratio by (3) a fraction the numerator of which is the Stock Conversion Number and the denominator of which is the Stock Election Number (the “Stock Proration Factor”) and (B) cash in an amount equal to the product obtained by multiplying (1) the number of Stock Election Shares held by such holder by (2) the Cash Consideration by (3) one minus the Stock Proration Factor;

(ii) If the Stock Election Number is less than the Anticipated Stock Conversion Number (the amount by which the Anticipated Stock Conversion Number exceeds the Stock Election Number being referred to herein as the “Shortfall Number”), then all Stock Election Shares shall be converted into the right to receive the Stock Consideration and the Non-Election Shares and Cash Election Shares shall be treated in the following manner:

(A) if the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and each holder of Non-Election Shares shall receive (1) the number of shares of Purchaser Common Stock equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) the Stock Exchange Ratio by (z) a fraction the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares (the “Non-Election Proration Factor”) and (B) cash in an amount equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) the Cash Consideration by (z) one minus the Non-Election Proration Factor; or

(B) if the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Stock Consideration, and each holder of Cash Election Shares shall receive (1) the number of shares of Purchaser Common Stock equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) the Stock Exchange Ratio by (z) a fraction the numerator of which is the amount by which the Shortfall Number exceeds the number of Non-Election Shares and the denominator of which is the total number of Cash Election Shares (the “Cash Proration Factor”) and (B) cash in an amount equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) the Cash Consideration by (z) one minus the Cash Proration Factor.

(iii) Notwithstanding the foregoing, the holders of one hundred (100) or fewer shares of Seller Common Stock of record on the date of this Agreement who have elected the All Cash Election shall not be required to have any of their shares of Seller Common Stock converted into Purchaser Common Stock.

(j) Dissenting Seller Common Shareholders.

(i) The outstanding shares of Seller Common Stock, the holders of which have timely filed written notices of intention to demand appraisal for their shares (“Dissenting Seller Shares”) pursuant to Subchapter D of the PBCL and have not effectively withdrawn or lost their dissenters’ rights under the PBCL, shall not be converted into or represent a right to receive the Merger Consideration under this Agreement, and the holders thereof shall be entitled only to such rights as are granted by Subchapter D of the PBCL.

(ii) If any such holder of Seller Common Stock shall have failed to perfect or effectively shall have withdrawn or lost such right, and if such holder shall have delivered a properly completed Election Form to the Exchange Agent by the Election Deadline, the Dissenting Seller Shares held by such holder shall be converted into a right to receive the Stock Consideration or the Cash Consideration in accordance with the applicable provisions of this Agreement. If any such holder of Seller Common Stock shall have failed to perfect or effectively shall have withdrawn or lost such right, and if such holder shall not have delivered a properly completed Election Form to the Exchange Agent by the Election Deadline, the Dissenting Seller Shares held by such holder shall be designated as Non-Election Shares and shall be converted on a share by share basis into either the right to receive the Stock Consideration or the Cash Consideration in accordance with the applicable provisions of this Agreement.

(iii) All payments in respect of Dissenting Seller Shares, if any, will be made by Purchaser.

(k) Tax Treatment of the Parent Merger. For federal income tax purposes, it is intended that the Parent Merger shall qualify as a reorganization under Section 368(a) of the Code and, notwithstanding anything to the contrary contained herein, if necessary to assure that the Parent Merger will satisfy continuity of interest requirements under applicable federal income tax principles relating to reorganizations under Section 368(a) of the Code, as reasonably determined by counsel to Purchaser, Purchaser shall increase the number of outstanding shares of Seller Common Stock that will be converted into Purchaser Common Stock in the Parent Merger and reduce the number of outstanding shares of Seller Common Stock that will be converted into the right to receive the Cash Consideration in the Parent Merger.

Section 3.02 Rights as Shareholders; Stock Transfers. At the Effective Time, holders of Seller Common Stock shall cease to be, and shall have no rights as, shareholders of Seller, other than to receive any dividend or other distribution with respect to such Seller Common Stock with a record date occurring prior to the Effective Time and the consideration provided under this ARTICLE III. After the Effective Time, there shall be no transfers on the stock transfer books of Seller or the Surviving Corporation of any shares of Seller Common Stock.

Section 3.03 Fractional Shares. Notwithstanding any other provision hereof, no fractional shares of Purchaser Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Parent Merger; instead, Purchaser shall pay to each holder of Seller Common Stock who would otherwise be entitled to a fractional share of Purchaser Common Stock (after taking into account all Old Certificates (as defined below) delivered by such holder) an amount in cash (without interest) determined by multiplying such fractional share of Purchaser Common Stock to which the holder would be entitled by the average of the high and low sale prices of Purchaser Common Stock (as reported on Nasdaq) for the last trading day prior to the Effective Date.

Section 3.04 Exchange Procedures.

(a) At or immediately prior to the Effective Time, Purchaser shall deposit in an escrow account of American Stock Transfer and Trust Company (the “Exchange Agent”) at Purchaser Bank, for the benefit of the holders of certificates formerly representing shares of Seller Common Stock (“Old Certificates”) an amount of cash necessary to make payments of cash to be paid as part of the Merger Consideration (together with any dividends or distributions on Purchaser Common Stock with a record date occurring on or after the Effective Date with respect thereto without any interest on any such cash, dividends or distributions) and shall provide the Exchange Agent with the irrevocable authorization to issue sufficient certificates for shares of Purchaser Common Stock (“New Certificates”) for those shares of Seller Common Stock being exchanged for Purchaser Common Stock in accordance with this ARTICLE III.

(b) As promptly as practicable after the Effective Date, but in any event within five business days after the Effective Date, the Exchange Agent shall mail to each holder of an Old Certificate that has not previously submitted an Election Form, transmittal materials (the “Letter of Transmittal”) for use in exchanging their Old Certificates for New Certificates and/or cash. The Letter of Transmittal will contain instructions with respect to the surrender of the Old Certificates and the receipt of the Merger Consideration in exchange therefor. Upon the shareholder’s delivery to the Exchange Agent of Old Certificates (or an indemnity affidavit reasonably satisfactory to Purchaser and the Exchange Agent, if any, if such certificates are lost, stolen or destroyed), and the duly completed Letter of Transmittal, the Exchange Agent shall cause New Certificates into which such shares of Seller Common Stock are converted on the Effective Date to be delivered to such shareholder and/or any check in respect of cash to be paid as part of the Merger Consideration (and in respect of any fractional share interests, dividends or distributions that such shareholder shall be entitled to receive). No interest will be paid on any such cash to be paid in lieu of fractional share interests or in respect of dividends or distributions on Merger Consideration that any such shareholder shall be entitled to receive pursuant to this ARTICLE III.

(c) Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to any former holder of Seller Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(d) No dividends or other distributions with respect to Purchaser Common Stock with a record date occurring on or after the Effective Date shall be paid to the record holder of any unsurrendered Old Certificate representing shares of Seller Common Stock converted in the Parent Merger into the right to receive shares of such Purchaser Common Stock until the holder thereof receives New Certificates in exchange therefor in accordance with the procedures set forth in this Section 3.04. After becoming so entitled in accordance with this Section 3.04, the record holder thereof also shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Purchaser Common Stock, and which such holder had the right to receive upon surrender of the Old Certificates.

Section 3.05 Anti-Dilution Provisions. In the event Purchaser changes the number of shares of Purchaser Common Stock issued and outstanding between the date hereof and the Effective Date as a result of a stock split, stock dividend, extraordinary dividend, recapitalization, reclassification, split up, combination, exchange of shares, readjustment or similar transaction and the record date therefor shall be prior to the Effective Date, the Stock Exchange Ratio shall be proportionately adjusted. In addition, in the event Purchaser enters into an agreement pursuant to which shares of Purchaser Common Stock would be converted into shares or other securities or obligations of another corporation, proper provision shall be made in such agreement so that each Seller shareholder entitled to receive shares of Purchaser Common Stock in the Parent Merger shall be entitled to receive such number of shares or other securities or amount or obligations of such other corporation as such shareholder would be entitled to receive if the Effective Date had occurred immediately prior to the happening of such event. Furthermore, in any such event described in this Section 3.05, the Cash Consideration shall also be proportionately adjusted.

Section 3.06 Options. On the Effective Date, whether or not then exercisable, each outstanding option to purchase shares of Seller Common Stock (each, a “Seller Stock Option”) shall be cancelled and each holder of a Seller Stock Option shall receive from Seller, in consideration of the cancellation of each Seller Stock Option held by such option holder, an amount in cash equal to the difference between $52.50 and the exercise price of such Seller Stock Option. Seller agrees to take the actions contemplated by the Seller Stock Plans to permit the cancellation of Seller Stock Options contemplated by the immediately preceding sentence.

ARTICLE IV —

ACTIONS PENDING ACQUISITION

Section 4.01 Forbearances of Seller. From the date hereof until the Effective Time, except as expressly contemplated by this Agreement and/or disclosed on the Disclosure Schedule, without the prior written consent of Purchaser, which consent shall not be unreasonably withheld, Seller will not, and will cause each of its Subsidiaries not to:

(a) Ordinary Course. (i) Conduct the business of Seller and its Subsidiaries other than in the ordinary and usual course or fail to use their reasonable best efforts to preserve intact their business organizations and assets and maintain their rights, franchises and existing relations with customers, suppliers, employees and business associates, or voluntarily take any action which, at the time taken, has or is reasonably likely to have an adverse affect upon Seller’s ability to perform any of its material obligations under this Agreement, or (ii) enter into any new material line of business or change its lending, investment, underwriting, risk, asset liability management or other banking and operating policies, except as required by applicable law, regulation or policies imposed by any Governmental Authority.

(b) Capital Stock. Other than pursuant to Rights as Previously Disclosed and outstanding on the date hereof, (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of Seller Common Stock or any Rights, (ii) enter into any agreement with respect to the foregoing, or (iii) permit any additional shares of Seller Common Stock to become subject to new grants of employee or director stock options, other Rights or similar stock-based employee rights.

(c) Dividends, Etc. (i) Make, declare, pay or set aside for payment any dividend, other than, if permitted by applicable law or regulation, or otherwise by any Regulatory Authority, dividends from wholly-owned Subsidiaries to Seller, or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock.

(d) Compensation; Employment Agreements; Etc. Enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any current or former director, officer, employee or other service provider of or to Seller or its Subsidiaries, or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), except (i) for normal individual increases in compensation to employees (other than executive officers) in the ordinary course of business consistent with past practice, (ii) for other changes that are required by applicable law, (iii) to satisfy Previously Disclosed contractual obligations existing as of the date hereof, and (iv) to satisfy any of the terms of this Agreement.

(e) Benefit Plans. Enter into, establish, adopt or amend (except as may be required by applicable law) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any current or former director, officer, employee or other service provider of or to Seller or its Subsidiaries, or, except as contemplated by Section 3.06 hereof, take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder.

(f) Dispositions. Sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties, except in the ordinary course of business.

(g) Acquisitions. Other than in the ordinary course of business, acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith) all or any portion of, the assets, business, deposits or properties of any other entity.

(h) Governing Documents. Amend the Seller Articles of Incorporation, Seller Bylaws (or similar governing documents) or the Articles of Incorporation or Bylaws (or similar governing documents) of any of Seller’s Subsidiaries.

(i) Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or regulatory accounting principles.

(j) Contracts. Except in the ordinary course of business consistent with past practice, enter into or terminate any Material Contract or amend or modify in any material respect any of its existing Material Contracts.

(k) Claims. Except in the ordinary course of business consistent with past practice, settle any claim, action or proceeding, except for any claim, action or proceeding that does not create precedent for any other material claim, action or proceeding and that involves solely money damages in an amount, individually or in the aggregate for all such settlements, that is not material to Seller and its Subsidiaries.

(l) Adverse Actions. (i) Take any action that would, or is reasonably likely to, prevent or impede the Parent Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; or (ii) knowingly take any action that is intended or is reasonably likely to result in (A) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (B) any of the conditions to the Parent Merger set forth in ARTICLE VII not being satisfied, or (C) a material violation of any provision of this Agreement except, in each case, as may be required by applicable law or regulation.

(m) Risk Management. Except pursuant to applicable law or regulation or as required by any Regulatory Authority, (i) implement or adopt any material change in its interest rate risk management and other risk management policies, procedures or practices; (ii) materially fail to follow its existing policies or practices with respect to managing its exposure to interest rate and other risk; or (iii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk and other risk.

(n) Indebtedness. Incur any indebtedness for borrowed money in excess of $200,000 other than in the ordinary course of business consistent with past practice.

(o) Capital Expenditures. Make any capital expenditure or commitments with respect thereto in an amount in excess of $50,000 for any item or project, or $200,000 in the aggregate for any related items or projects, except as have been previously committed to prior to the date hereof.

(p) New Offices, Office Closures, Etc. Close or relocate any offices at which business is conducted or open any new offices or ATMs, except as Previously Disclosed.

(q) Taxes. (1) Fail to prepare and file or cause to be prepared and filed in a manner consistent with past practice all Tax Returns (whether separate or consolidated, combined, group or unitary Tax Returns that include Seller or any of its Subsidiaries) that are required to be filed (with extensions) on or before the Effective Date, (2) make, change or revoke any material election in respect of Taxes, enter into any material closing agreement, settle any material claim or assessment in respect of Taxes or offer or agree to do any of the foregoing or surrender its rights to do any of the foregoing or to claim any refund in respect of Taxes, (3) file an amended Tax Return, or (4) fail to maintain the books, accounts and records of Seller or any of its Subsidiaries in accordance with past custom and practice, including without limitation, making the proper accruals for Taxes, bonuses, vacation and other liabilities and expenses.

(r) Commitments. Agree or commit to do any of the foregoing.

Section 4.02 Forbearances of Purchaser; Adverse Actions. From the date hereof until the Effective Time, except as expressly contemplated by this Agreement, without the prior written consent of Seller, which consent shall not be unreasonably withheld, Purchaser will not, and will cause each of its Subsidiaries not to: (i) Take any action that would, or is reasonably likely to, prevent or impede the Parent Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; or (ii) knowingly take any action that is intended or is reasonably likely to result in (A) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (B) any of the conditions to the Parent Merger set forth in ARTICLE VII not being satisfied, or (C) a material violation of any provision of this Agreement except, in each case, as may be required by applicable law or regulation.

ARTICLE V —

REPRESENTATIONS AND WARRANTIES

Section 5.01 Disclosure Schedules. On or prior to the date hereof, Purchaser has delivered to Seller a schedule and Seller has delivered to Purchaser a schedule (each respectively, its “Disclosure Schedule”) setting forth, among other things, items, the disclosure of which are necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Section 5.02 or Section 5.03 or to one or more of its respective covenants contained in ARTICLE IV and ARTICLE VI; provided, however, the mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception, fact, event or circumstance, or that such item is reasonably likely to have, or result in, a Material Adverse Effect on the party making the representation.

Section 5.02 Representations and Warranties of Seller. Subject to Section 5.01 and except as Previously Disclosed in a paragraph of its Disclosure Schedule corresponding to the relevant paragraph below, Seller hereby represents and warrants to Purchaser:

(a) Organization, Standing and Authority. Seller is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania and is duly licensed or qualified to do business in any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified except where the failure to be so licensed or qualified would not constitute a Material Adverse Effect. Seller is registered as a bank holding company under the BHC Act. The Bank is a bank duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania.

(b) Capital Structure of Seller. The authorized capital stock of Seller consists of (i) 10,000,000 shares of Seller Common Stock, $1.00 par value per share, of which 2,924,356 shares are issued and outstanding as of October 29, 2014 and (ii) 10,000,000 shares of Seller Preferred Stock, $1.00 par value per share, none of which shares are issued and outstanding as of October 29, 2014. The outstanding shares of Seller Common Stock have been duly authorized, are validly issued and outstanding, fully paid and nonassessable, and are not subject to any preemptive rights (and were not issued in violation of any preemptive rights). Except pursuant to this Agreement or as Previously Disclosed, as of the date hereof, (i) there are no shares of Seller Common Stock or Seller Preferred Stock authorized and reserved for issuance, (ii) Seller does not have any Rights issued or outstanding with respect to Seller Common Stock or Seller Preferred Stock and (iii) Seller does not have any commitment to authorize, issue or sell any Seller Common Stock or Seller Preferred Stock. 63,053 shares of Seller Common Stock are issuable and reserved for issuance upon exercise of Seller Stock Options as the date hereof.

(c) Subsidiaries.

(i) (A) Seller has Previously Disclosed a list of all of its Subsidiaries, together with the jurisdiction of organization of each such Subsidiary, (B) Seller owns, directly or indirectly, all the issued and outstanding equity securities of each of its Subsidiaries, (C) no equity securities of any of Seller’s Subsidiaries are or may become required to be issued (other than to it or its wholly-owned Subsidiaries) by reason of any Right or otherwise, (D) there are no contracts, commitments, understandings or arrangements by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any equity securities of any such Subsidiaries (other than to it or its wholly-owned Subsidiaries), (E) there are no contracts, commitments, understandings, or arrangements relating to its rights to vote or to dispose of such securities and (F) all the equity securities of each Subsidiary held by Seller or its Subsidiaries are fully paid and nonassessable and are owned by Seller or its Subsidiaries free and clear of any Liens.

(ii) Seller does not own beneficially, directly or indirectly, any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind, other than its Subsidiaries.

(iii) Each of Seller’s Subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified except where the failure to be so licensed or qualified would not constitute a Material Adverse Effect.

(iv) The Bank is an “insured bank” as defined in the Federal Deposit Insurance Act (the “FDIA”) and applicable regulations thereunder.

(d) Corporate Power. Each of Seller and its Subsidiaries has the requisite corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets. Seller has the corporate power and authority to execute and deliver and, subject to the satisfaction of the conditions set forth at Section 7.01(a) - (c), perform its obligations under this Agreement, including the execution and filing of the articles of merger with the Department of State of the Commonwealth of Pennsylvania. The Bank has the corporate power and prior to the Effective Time will have the corporate authority to consummate the Subsidiary Merger and the Agreement to Merge in accordance with the terms of this Agreement.

(e) Corporate Authority; Authorized and Effective Agreement. Subject to the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of Seller Common Stock by the holders of Seller Common Stock entitled to vote thereon, which is the only shareholder vote required to approve this Agreement pursuant to the PBCL and the Seller Articles, this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Seller and the Seller Board prior to the date hereof. This Agreement is a valid and legally binding obligation of Seller, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights, by the supervisory and enforcement powers of applicable Governmental Authorities or by general equity principles).

(f) Regulatory Filings; No Defaults.

(i) No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Seller or any of its Subsidiaries in connection with the execution, delivery or performance by Seller of this Agreement or to consummate the Merger except for (A) filings of applications, notices, the Agreement to Merge, or the articles of merger, or requests for approvals or waivers, as applicable, with federal and state banking authorities, (B) filings with state and federal securities authorities, (C) the filing of the articles of merger with the Department of State of the Commonwealth of Pennsylvania pursuant to Section 1927 of the PBCL, (D) the approval of the Parent Merger by the holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of Seller Common Stock entitled to vote thereon and (E) the third party consents set forth on the Disclosure Schedule under Section 5.02(f). As of the date hereof, Seller is not aware of any reason relating to Seller why the approvals set forth in Section 7.01(b) will not be received without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).

(ii) Subject to receipt of the regulatory and shareholder approvals and third party consents referred to above and the expiration of certain regulatory waiting periods, and required filings under federal and state securities laws, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of Seller or of any of its Subsidiaries or to which Seller or any of its Subsidiaries or properties is subject or bound except for any breach, violation, default, Lien, acceleration or right of termination which would not, individually or in the aggregate, result in a Material Adverse Effect, (B) constitute a breach or violation of, or a default under, the Seller Articles or the Seller Bylaws, or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

(g) Financial Statements; Internal Controls.

(i) Seller has previously delivered to Purchaser true and complete copies of (A) its balance sheets as of December 31, 2011, 2012 and 2013 and the related statements of operations, stockholders’ equity and cash flows for the fiscal years then ended, including the footnotes thereto, if any, additional or supplemental information supplied therewith and the report prepared in connection therewith by the independent certified public accountants auditing such financial statements; and (B) its interim unaudited monthly financial reports and financial statements for the period beginning after December 31, 2013 and ended on June 30, 2014. The documents described in clauses (A) and (B) above (collectively, the “Seller Financial Statements”):

1)	are true, complete and correct;

2)	are in accordance with the books and records of Seller;

3)	present fairly and accurately in all material respects the assets, liabilities, revenues, expenses and financial condition of Seller as of the dates thereof, and the results of operations for the periods then ended;

4)	were prepared on a consistent basis throughout the periods involved (except as noted therein and except as indicated in the case of unaudited statements to normal recurring audit adjustments and the absence of footnotes); and

5)	have been prepared in accordance with GAAP.

(ii) Neither Seller nor any of its Subsidiaries has any material liability (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected on or reserved against the consolidated balance sheet of Seller for the fiscal quarter ended June 30, 2014 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since June 30, 2014 or in connection with this Agreement and the transactions contemplated hereby.

(iii) The records, systems, controls, data and information of Seller and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Seller or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on the system of internal accounting controls described below in this Section 5.02(g)(iii). Seller (A) has implemented and maintains disclosure controls and procedures to ensure that material information relating to Seller, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of Seller by others within those entities, and (B) has disclosed, based on its most recent evaluation prior to the date hereof, to Seller’s outside auditors and the audit committee of Seller’s Board of Directors (y) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect Seller’s ability to record, process, summarize and report financial information and (z) any fraud, whether or not material, that involves management or other employees who have a significant role in Seller’s internal controls over financial reporting. These disclosures were made in writing by management to Seller’s auditors and audit committee and a copy has previously been made available to Purchaser.

(iv) Since December 31, 2013, (A) through the date hereof, neither Seller nor any of its Subsidiaries nor, to Seller’s knowledge, any director, officer, employee, auditor, accountant or representative of Seller or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Seller or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Seller or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing Seller or any of its Subsidiaries, whether or not employed by Seller or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Seller or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of Seller or any committee thereof or to any director or officer of Seller.

(h) Litigation. Except as Previously Disclosed, there is no material suit, action, investigation, audit or proceeding (whether judicial, arbitral, administrative or other) pending or, to Seller’s knowledge, threatened against or affecting Seller or any of its Subsidiaries, nor is there any judgment, decree, injunction, rule or order of any Governmental Authority or arbitration outstanding against Seller or any of its Subsidiaries.

(i) Regulatory Matters.

(i) Except as Previously Disclosed, neither Seller nor any of its Subsidiaries or properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any Regulatory Authority charged with the supervision or regulation of financial institutions and their subsidiaries (including their holding companies) or issuers of securities.

(ii) Neither Seller nor any of its Subsidiaries has been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission nor to its knowledge has any Regulatory Authority commenced an investigation in connection therewith.

(j) Compliance with Laws. Except as Previously Disclosed, each of Seller and its Subsidiaries:

(i) is in material compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act (“CRA”) (which includes a CRA Rating of “satisfactory” or better), the Home Mortgage Disclosure Act and all other applicable fair lending laws and other laws relating to discriminatory business practices;

(ii) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted except where the failure to make any such filing would not constitute a Material Adverse Effect; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Seller’s knowledge, no suspension or cancellation of any of them is threatened; and

(iii) has not received, since December 31, 2010, any notification or communication from any Governmental Authority (A) asserting that Seller or any of its Subsidiaries is not in material compliance with any of the statutes, regulations, or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit, or governmental authorization (nor, to Seller’s knowledge, do any grounds for any of the foregoing exist).

(k) Material Contracts; Defaults.

(i) Except as set forth in Seller’s Disclosure Schedule, neither Seller nor any of its Subsidiaries is a party to or is bound by any contract of the following types that involve Seller or any of its Subsidiaries:

(A) Any contract involving commitments to others to make capital expenditures or purchases or sales in excess of $25,000 in any one case or $100,000 in the aggregate in any period of 12 consecutive months;

(B) Any contract relating to any direct or indirect indebtedness for borrowed money except as a creditor in the ordinary course of business (including loan agreements, lease purchase arrangements, guarantees, agreements to purchase goods or services or to supply funds or other undertakings on which others rely in extending credit), or any conditional sales contracts, chattel mortgages, equipment lease agreements and other security arrangements with respect to personal property, other than contracts entered into in the ordinary course of business consistent with past practice and policies;

(C) Any employment, severance, consulting or management services contract or any confidentiality or proprietary rights contract with any employee or other service provider of or to Seller or any of its Subsidiaries;

(D) Any contract containing covenants limiting the freedom of Seller or any of its Subsidiaries to compete in any line of business or with any individual, bank, corporation, partnership, limited liability company, joint venture, trust, unincorporated association or organization, government body, agency or instrumentality, or any other entity (each, a “Person”) or in any area or territory;

(E) Any partnership, joint venture, limited liability company arrangement or other similar agreement;

(F) Any profit sharing, stock option, stock purchase, stock appreciation, deferred compensation, issuance, or other plan or arrangement still in effect (or pursuant to which Seller or any of its Subsidiaries has any remaining obligation to any party) for the benefit of Seller’s or any of its Subsidiaries’ current or former directors, officers, employees, and other service providers;

(G) Any material license agreement, either as licensor or licensee, or any other contract of any type relating to any patent, trademark or trade name;

(H) Any material contract with any director, officer or key employee of Seller or any of its Subsidiaries or any arrangement under which Seller or any of its Subsidiaries has advanced or loaned any amount to any of their directors, officers, and employees;

(I) Any contract of any kind whatsoever, whether exclusive or otherwise, with any sales agent, representative, franchisee or distributor involving money or property, other than contracts entered into in the ordinary course of business consistent with past practice and policies;

(J) Other than this Agreement and the ancillary agreements being executed in connection with this Agreement, any contract providing for the acquisition or disposition of any portion of Seller or any of its Subsidiaries;

(K) Any contract of any kind whatsoever that requires the payment of royalties;

(L) Any contract under which the consequences of a breach, violation or default would reasonably be expected to have a Material Adverse Effect on Seller or its Subsidiaries as a whole;

(M) Any contract pursuant to which Seller or any of its Subsidiaries has any obligation to share revenues or profits derived from Seller or any of its Subsidiaries with any other entity;

(N) Any contract between (i) Seller or any of its Subsidiaries, on the one hand, and any officer, director, employee or consultant of Seller or any of its Subsidiaries, or any natural person related by blood or marriage to such natural person, on the other hand, and (ii) Seller or any of its Subsidiaries, on the one hand, and any employee of Seller or any of its Subsidiaries, on the other hand (collectively, “Affiliate Agreements”); and

(O) Any other legally binding contract not of the type covered by any of the other items of this Section 5.02(k) involving money or property and having an obligation in excess of $10,000 in the aggregate in any period of 12 consecutive months.

(ii) “Material Contracts” shall mean those contracts on Seller’s Disclosure Schedule listed under Section 5.02(k) or contracts that should have been listed by Seller on such Disclosure Schedule pursuant to this Section 5.02(k). All of the Material Contracts are in full force and effect and are legal, valid, binding and enforceable in accordance with their terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles) (i) as to Seller or any of its Subsidiaries, as the case may be, and (ii) to the knowledge of Seller, as to the other parties to such Material Contracts. Except as disclosed in Seller’s Disclosure Schedule, Seller and/or its Subsidiaries, as applicable, and to the knowledge of Seller, each other party to the Material Contracts, has in all material respects performed and is performing all obligations, conditions and covenants required to be performed by it under the Material Contracts. Neither Seller nor any of its Subsidiaries, and to the knowledge of Seller, no other party, is in violation, breach or default of any material obligation, condition or covenant under any of the Material Contracts, and neither Seller nor any of its Subsidiaries, and to the knowledge of Seller, no other party, has received any notice that any of the Material Contracts will be terminated or will not be renewed. Neither Seller nor any of its Subsidiaries, has received from or given to any other Person any notice of default or other violation under any of the Material Contracts, nor, to the knowledge of Seller, does any condition exist or has any event occurred which with notice or lapse of time or both would constitute a default thereunder.

(l) No Brokers. Except as Previously Disclosed, no action has been taken by Seller that would give rise to any valid claim against any party hereto for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Agreement.

(m) Employee Benefit Plans.

(i) Section 5.02(m)(i) of the Disclosure Schedule contains a true and complete list of each bonus, deferred compensation, incentive compensation, stock purchase, stock option, employment or consulting, severance pay or benefit, retention, change in control, savings, medical, life or other insurance, vacation, welfare benefit, fringe benefit, cafeteria, profit-sharing or pension benefit plan, program, agreement or arrangement, and each other employee benefit or compensation plan, program, agreement or arrangement, sponsored, maintained or contributed to or required to be contributed to by Seller or any of its Subsidiaries, or by any trade or business, whether or not incorporated, that together with Seller or any of its Subsidiaries would be deemed a “single employer” under Section 414 of the Code (an “ERISA Affiliate”) or as to which Seller, any of its Subsidiaries, or any ERISA Affiliate has, or may have, any liability or obligation, contingent or otherwise, whether written or oral and whether legally binding or not (collectively, the “Plans”). Neither Seller, any of its Subsidiaries, nor any ERISA Affiliate has any formal plan or commitment, whether legally binding or not, to create any additional plan or modify or change any existing Plan that would affect any current or former employee, director or other service provider of or to Seller, any of its Subsidiaries, or any ERISA Affiliate.

(ii) With respect to each of the Plans, Seller has heretofore delivered to Purchaser true and complete copies of each of the following documents: (i) the Plan, the related trust agreement (if any) and any other related documents (including all amendments to such Plan and related documents); (ii) the three most recent annual reports, actuarial reports, and financial statements, if any; (iii) the most recent summary plan description, together with each summary of material modifications, required under ERISA with respect to such Plan, and all material employee communications relating to such Plan; (iv) the most recent determination letter or opinion letter received from the IRS with respect to each Plan that is intended to be qualified under the Code; and (v) all material communications to or from the IRS or any other governmental or regulatory authority relating to each Plan.

(iii) No liability under Title IV of ERISA has been incurred by Seller, any of its Subsidiaries, or any ERISA Affiliate that has not been satisfied in full, and no condition exists that could reasonably be expected to result in the Company, any Subsidiary or any ERISA Affiliate of incurring a liability under such Title. No Plan is subject to Section 412, 430, 431, or 432 of the Code or Title IV Section 302, 303, 304 or 305 of ERISA. None of the assets of Seller, any of its Subsidiaries, or any ERISA Affiliate are subject to any lien arising under ERISA or Subchapter D of Chapter 1 of the Code, and no condition exists that presents a material risk of any such lien arising.

(iv) Neither Seller nor any of its Subsidiaries, nor any ERISA Affiliate, nor to Seller’s knowledge, any of the Plans, nor any trust created thereunder, nor any trustee or administrator thereof, has engaged in a transaction in connection with which Seller, any of its Subsidiaries, any ERISA Affiliate, any of the Plans or any such trust could (either directly or pursuant to any contractual indemnification or contribution obligation protecting any fiduciary, insurer or service provider with respect to any Plan) be subject to any civil liability or penalty pursuant to Title I of ERISA, a tax imposed pursuant to Chapter 43 of the Code, or any other liability.

(v) All contributions required to have been made under the terms of each Plan or pursuant to ERISA and the Code have been timely made and all obligations in respect of each Plan have been properly accrued and reflected in the Seller Financial Statements.

(vi) None of the Plans is, and neither Seller, nor any of its Subsidiaries, nor any ERISA Affiliate has ever contributed to or had an obligation to contribute to or incurred any liability in respect of, any “multiemployer plan” (as defined in Section 3(37) of ERISA), a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or a single employer plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063(a) of ERISA.

(vii) Each Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified (and each corresponding trust is exempt under Section 501 of the Code) and has received or is the subject of a favorable determination letter, opinion letter, or advisory letter from the IRS relating to the most recently completed IRS remedial amendment period cycle (“RAP Cycle”) applicable thereto covering all of the applicable provisions on the IRS cumulative list of covered qualification requirements for such RAP Cycle, and nothing has occurred that could reasonably be expected to adversely affect the qualified status of any Plan (or the exempt status of any related trust) or require the filing of a submission under the IRS’s employee plans compliance resolution system (“EPCRS”) or the taking of other corrective action pursuant to EPCRS in order to maintain such qualified (or exempt) status. No Plan is the subject of any pending correction or application under EPCRS.

(viii) Each of the Plans that is intended to satisfy the requirements of Section 125, 423 or 501(c)(9) of the Code satisfies such requirements. Each of the Plans has been operated and administered in all material respects in accordance with its terms and applicable laws, including but not limited to ERISA and the Code.

(ix) No payment or benefit paid or provided, or to be paid or provided, to current or former employees, directors or other service providers of or to Seller, any of its Subsidiaries, (including pursuant to this Agreement) will fail to be deductible for federal income tax purposes under Section 280G of the Code. Each Person who performs services for Seller or any of its Subsidiaries, has been, and is, properly classified by Seller or the Subsidiary as an employee or independent contractor.

(x) There are no claims pending, or, to the knowledge of Seller, threatened or anticipated (other than routine claims for benefits) against or involving any Plan, the assets of any Plans or against Seller, any of its Subsidiaries, or any ERISA Affiliate with respect to any Plan. There is no judgment, decree, injunction, rule or order of any Governmental Authority or arbitrator outstanding against or in favor of any Plan or any fiduciary thereof (other than rules of general applicability). There are no pending or threatened audits or investigations by any Governmental Authority involving any Plan.

(xi) No Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees, directors or other service providers after retirement or other termination of service (other than (i) coverage mandated by applicable law, (ii) death benefits or retirement benefits under any “employee pension benefit plan” (as defined in Section 3(2) of ERISA), or (iii) deferred compensation benefits accrued as liabilities in the Financial Statements). No Plan is funded through a “welfare benefit fund” as defined in Section 419 of the Code.

(xii) Each Plan may be amended or terminated without liability to Seller or any of its Subsidiaries, other than liability for accrued benefits through the date of the amendment or termination and administrative costs of amending or terminating the Plan. Neither the execution of this Agreement, nor the consummation of the transactions contemplated hereby, will (either alone or together with any other event) result in or is a precondition to (i) any current or former employee, director or other service provider of or to Seller or any of its Subsidiaries becoming entitled to severance pay or any similar payment, (ii) the acceleration of the time of payment or vesting of, or an increase in the amount of, any compensation due to any current or former employee, director or other service provider of or to Seller or any of its Subsidiaries, or (iii) the renewal or extension of the term of any agreement regarding the compensation of any current or former employee, director or other service provider of or to Seller or any of its Subsidiaries.

(xiii) Each Plan that provides deferred compensation subject to Section 409A of the Code complies with Section 409A of the Code (and has so complied for the entire period during which Section 409A of the Code has applied to such Plan), and none of the transactions contemplated by this Agreement will result in a violation of Section 409A of the Code.

(xiv) No Plan subject to Title I of ERISA holds any “employer security” or “employer real property” (each as defined in Section 407(d) of ERISA).

(xv) All workers’ compensation benefits paid or payable to any current or former employee, director or other service provider of or to Seller or any of its Subsidiaries are fully insured by a third party insurance carrier.

(xvi) Each Plan has been operated and administered in all material respects with the requirements of The Patient Protection and Affordable Care Act (Public Law 111-148), as amended by the Health Care and Education Reconciliation Act of 2010 (Public Law 111-152), to the extent applicable.

(n) Labor Matters. Neither Seller nor any of its Subsidiaries is a party to or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is Seller or any of its Subsidiaries the subject of a proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel Seller or any such Subsidiary to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it or any of its Subsidiaries pending or, to Seller’s knowledge, threatened, nor is Seller aware of any activity involving its or any of its Subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

(o) Takeover Laws. Seller has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination” or other antitakeover laws and regulations of any state (collectively, “Takeover Laws”), including, without limitation, the Commonwealth of Pennsylvania, applicable to it. Seller has taken all action required to be taken by it in order to make this Agreement and the transactions contemplated hereby comply with, and this Agreement and the transactions contemplated hereby do comply with, the requirements of any Articles, Sections or provisions of Seller’s or its Subsidiaries’ Articles of Incorporation or Bylaws concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement” or other related provisions (collectively, the “Takeover Provisions”).

(p) Environmental Matters. Except as Previously Disclosed, to Seller’s knowledge, neither the conduct nor operation of Seller or its Subsidiaries nor any condition of any property presently or previously owned, leased or operated by any of them (including, without limitation, in a fiduciary or agency capacity), or on which any of them holds a Lien, violates or violated Environmental Laws and to Seller’s knowledge, no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in liability under Environmental Laws. To Seller’s knowledge, neither

Seller nor any of its Subsidiaries has used or stored any Hazardous Material in, on, or at any property presently or previously owned, leased or operated by any of them in violation of any Environmental Law. To Seller’s knowledge, neither Seller nor any of its Subsidiaries has received any notice from any Person that Seller or its Subsidiaries or the operation or condition of any property ever owned, leased, operated, or held as collateral or in a fiduciary capacity by any of them are or were in violation of or otherwise are alleged to have liability under any Environmental Law, including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on, beneath, or originating from any such property. Neither Seller nor any of its Subsidiaries is the subject of any action, claim, litigation, dispute, investigation or other proceeding with respect to violations of, or liability under, any Environmental Law. To Seller’s knowledge, Seller and each of its Subsidiaries has timely filed all reports and notifications required to be filed with respect to all of its operations and properties presently or previously owned, leased or operated by any of them and has generated and maintained all required records and data under all applicable Environmental Laws.

(q) Tax Matters.

(i) Seller and its Subsidiaries have duly and timely filed all Tax Returns required to be filed with respect to all applicable Taxes, and all such Tax Returns are true, correct and complete in all material respects.

(ii) (A) Seller and its Subsidiaries have timely paid all Taxes due and payable, whether or not shown on any Tax Return and whether or not a Tax Return was required to be filed, (B) Seller and its Subsidiaries have established reserves in the Seller Financial Statements for Taxes which are sufficient for the payment of all unpaid Taxes as of the dates thereof, whether or not such Taxes are disputed or are yet due and payable, for or with respect to the period, and neither Seller nor its Subsidiaries shall have any liability for Taxes in excess of such reserves, (C) Seller and its Subsidiaries have withheld and paid to the proper taxing authority all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent consultant, creditor, member or other third party, (D) Seller and its Subsidiaries have no liability for Taxes payable for or with respect to any periods prior to and including the Effective Time in excess of the amounts actually paid prior to the Effective Time or reserved for in the in the Seller Financial Statements, and (E) no claim has ever been made by any taxing authority in any jurisdiction in which Seller and/or its Subsidiaries does not file Tax Returns that Seller and/or its Subsidiaries is or may be subject to taxation by that jurisdiction.

(iii) Seller and its Subsidiaries have furnished or otherwise made available to Purchaser true and correct copies of all Tax Returns and all written communications relating to any such Tax Returns or to any deficiency or claim proposed and/or asserted, irrespective of the outcome of such matter, but only to the extent such Tax Returns or items relate to tax years which are currently subject to an audit, investigation, examination or other proceeding, or with respect to which the statute of limitations has not expired.

(iv) (A) All deficiencies asserted or assessments made as a result of any Tax audit, investigation, examination or other proceeding have been paid in full, (B) except as Previously Disclosed, there are no current audits, investigations or examinations with respect to any Tax Returns of Seller and its Subsidiaries, and Seller has not received any notice that any such audit, investigation or examination is threatened or pending, and (C) no waivers of or extensions of the statutes of limitation (with respect to collection or assessment of Taxes) have been given by or requested with respect to any Taxes of Seller or its Subsidiaries.

(v) (A) Neither Seller nor any of its Subsidiaries is a party to any agreement relating to the sharing, allocation or payment of, or indemnity for, Taxes, and (B) neither Seller nor any of its Subsidiaries is or has been a member of an affiliated group filing consolidated or combined Tax Returns (other than a group of which Seller is or was the common parent) or otherwise has any liability for the Taxes of any Person under Treasury Regulations section 1.1502-6 (or similar provision of state, local or foreign law).

(vi) (A) Seller and its Subsidiaries have disclosed on their Tax Returns all positions taken therein that could reasonably be expected to give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code (or any similar provision under any state, local, or foreign tax law), (B) neither Seller nor any of its Subsidiaries have engaged in any “reportable transactions” as defined in Section 6707A of the Code, and (C) Seller and its Subsidiaries are in compliance with, and their records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and tax withholding requirements under federal, state, and local tax laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Code.

(vii) (A) Neither the Seller nor any of its Subsidiaries has been a party to any distribution occurring during the last three years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied, (B) neither the Seller nor any of its Subsidiaries has entered into a written agreement with any taxing authority or is subject to an adjustment under Section 481(a) of the Code that would have a material impact on the calculation of Taxes after the Effective Time, and (C) Seller is not, has not been within the applicable period set forth in Section 897(c)(1)(A)(ii) of the Code, and shall not be as of the Closing Date, a “United States real property holding corporation” (as that term is defined under Section 897 of the Code),

(viii) As of the date hereof, neither Seller nor any of its Subsidiaries has any reason to believe that any conditions exist that might prevent or impede the Parent Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(r) Risk Management Instruments. All material interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for Seller’s own account, or for the account of one or more of Seller’s Subsidiaries or their customers (all of which are listed on Seller’s Disclosure Schedule), were entered into (i) in accordance with prudent business practices and all applicable laws, rules, regulations and regulatory policies and (ii) with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of Seller or one of its Subsidiaries, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect. Neither Seller nor its Subsidiaries, nor to Seller’s knowledge any other party thereto, is in breach of any of its obligations under any such agreement or arrangement.

(s) Books and Records; Minute Books. The books and records of Seller and its Subsidiaries have been fully, properly and accurately maintained in all material respects, have been maintained in accordance with ordinary business practices in the banking industry, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein and they fairly reflect the substance of events and transactions included therein. The minute books of Seller and its Subsidiaries contain records, which are accurate in all material respects, of all corporate actions of its shareholder(s) and Board of Directors (including committees of its Board of Directors).

(t) Insurance. Section 5.02(t) of Seller’s Disclosure Schedule sets forth all of the insurance policies, binders, or bonds maintained by Seller or its Subsidiaries. Seller and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Seller reasonably has determined to be prudent in accordance with industry practices. All such insurance policies are in full force and effect; Seller and its Subsidiaries are not in material default thereunder; and all claims thereunder have been filed in due and timely fashion.

(u) Seller Off Balance Sheet Transactions. Section 5.02(u) of Seller’s Disclosure Schedule sets forth a true and complete list of all affiliated Seller entities, including without limitation all special purpose entities, limited purpose entities and qualified special purpose entities, in which Seller or any of its Subsidiaries or any officer or director of Seller or any of its Subsidiaries has an economic or management interest. Section 5.02(u) of Seller’s Disclosure Schedule also sets forth a true and complete list of all transactions, arrangements, and other relationships between or among any such Seller affiliated entity, Seller, any of its Subsidiaries, and any officer or director of Seller or any of its Subsidiaries that are not reflected in the consolidated financial statements of Seller (each, a “Seller Off Balance Sheet Transaction”), along with the following information with respect to each such Seller Off Balance Sheet Transaction: (i) the business purpose, activities, and economic substance; (ii) the key terms and conditions; (iii) the potential risk to Seller or any of its Subsidiaries; (iv) the amount of any guarantee, line of credit, standby letter of credit or commitment, or any other type of arrangement, that could require Seller or any of its Subsidiaries to fund any obligations under any such transaction; and (v) any other information that could have a Material Adverse Effect on Seller or any of its Subsidiaries.

(v) Material Adverse Change. Except as Previously Disclosed, Seller has not, on a consolidated basis, suffered a change in its business, financial condition or results of operations since December 31, 2013 that has had a Material Adverse Effect on Seller.

(w) Properties. Seller and its Subsidiaries have good and marketable title, free and clear of all liens, encumbrances, charges, defaults or equitable interests to all of the properties and assets, real and personal, reflected on the Seller Financial Statements (as defined in Section 5.02(g)) as being owned by Seller as of December 31, 2013 or acquired after such date, except (i) statutory liens for amounts not yet due and payable, (ii) pledges to secure deposits and other liens incurred in the ordinary course of banking business, (iii) such imperfections of title, easements, encumbrances, liens, charges, defaults or equitable interests, if any, as do not affect the use of properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, (iv) dispositions and encumbrances in the ordinary course of business, and (v) liens on properties acquired in foreclosure or on account of debts previously contracted. All leases pursuant to which Seller or any of its Subsidiaries, as lessee, leases real or personal property (except for leases that have expired by their terms or that Seller or any such Subsidiary has agreed to terminate since the date hereof) are valid without default thereunder by the lessee or, to Seller’s knowledge, the lessor.

(x) Loans. Each loan reflected as an asset in the Seller Financial Statements (as defined in Section 5.02(g)) and each balance sheet date subsequent thereto (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests that have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles, in each case other than loans as to which the failure to satisfy the foregoing standards would not have a Material Adverse Effect on Seller. Except as Previously Disclosed, as of December 31, 2013, the Bank is not a party to a loan, including any loan guaranty, with any director, executive officer or 5% shareholder of Seller or any of its Subsidiaries or any Person controlling, controlled by or under common control with any of the foregoing. All loans and extensions of credit that have been made by the Bank that are subject either to Section 22(h) of the Federal Reserve Act, as amended, or to 12 C.F.R. 337.3, comply therewith.

(y) Allowance for Loan Losses. The allowance for loan losses reflected on the Seller Financial Statements (as defined in Section 5.02(g)), as of their respective dates, is adequate in all material respects under the requirements of GAAP to provide for reasonably estimated losses on outstanding loans.

(z) Repurchase Agreements. With respect to all agreements pursuant to which Seller or any of its Subsidiaries has purchased securities subject to an agreement to resell, if any, Seller or such Subsidiary, as the case may be, has a valid, perfected first lien or security interest in or evidence of ownership in book entry form of the government securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

(aa) Deposit Insurance. The deposits of the Bank are insured by the FDIC in accordance with FDIA, and the Bank has paid all assessments and filed all reports required by the FDIA.

(bb) Bank Secrecy Act, Anti-Money Laundering and OFAC and Customer Information. Seller is not aware of, has not been advised of, and has no reason to believe that any facts or circumstances exist, which would cause it or any of its Subsidiaries to be deemed (i) to be operating in violation in any material respect of the Bank Secrecy Act, the Patriot Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (ii) not to be in satisfactory compliance in any material respect with the applicable privacy and customer information requirements contained in any federal and state privacy laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by Seller pursuant to 12 C.F.R. Part 364. It is not aware of any facts or circumstances that would cause it to believe that any non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner that would cause it or any of its Subsidiaries to undertake any material remedial action. The Seller Board (or, where appropriate, the board of directors of any of Seller’s Subsidiaries) has adopted and implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the Patriot Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the Patriot Act and the regulations thereunder, and it (or such other of its Subsidiaries) has complied in all material respects with any requirements to file reports and other necessary documents as required by the Patriot Act and the regulations thereunder.

(cc) Repayment of Debt. Any debts of the Seller, Bank, or any other Seller Subsidiary (including the Seller Subordinated Debt and the Bank Subordinated Debt) are eligible to be repaid in full, at anytime, without any premium or penalty for such repayment, subject, where applicable, to the prior approval of the applicable Regulatory Authority.

(dd) Voting Agreement. As of the date hereof, each member of Seller Board has entered into a voting agreement with Purchaser, substantially in the form attached hereto as Exhibit A. Seller shall use its best efforts to obtain a voting agreement, substantially in the form attached hereto as Exhibit A, from the shareholder listed in Section 5.02(dd) of the Seller Disclosure Schedule as promptly as practicable following the execution, delivery and public announcement of this Agreement.

(ee) Employment Agreements. As of the date hereof, each of Dennis Ginder, William Poole, Jordan Space and Thomas J. Sposito II has entered into an employment agreement for continued employment with Bank following the Closing Date.

(ff) Fairness Opinion. The Seller Board has received the opinion of its financial advisor, Sandler O’Neill + Partners, L.P., to the effect that the Merger Consideration to be received by the holders of Seller Common Stock in the Parent Merger is fair to such holders from a financial point of view. A true and complete copy of such written opinion will be delivered to Purchaser as promptly as practicable following the execution and delivery of this Agreement.

Section 5.03 Representations and Warranties of Purchaser. Subject to Section 5.01 and except as Previously Disclosed in a paragraph of its Disclosure Schedule corresponding to the relevant paragraph below, Purchaser hereby represents and warrants to Seller as follows:

(a) Organization, Standing and Authority. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. Purchaser is duly qualified to do business and is in good standing in the Commonwealth of Pennsylvania and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified. Purchaser is registered as a financial holding company under the BHC Act. Purchaser Bank is a bank and trust company duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. Purchaser Bank is duly qualified to do business and is in good standing in the Commonwealth of Pennsylvania and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified. The deposits of Purchaser Bank are insured by the FDIC in accordance with FDIA and Purchaser Bank has paid all assessments and filed all reports required by the FDIA, and Purchaser Bank is a member in good standing of the Federal Home Loan Bank of Pittsburgh.

(b) Purchaser Stock.

(i) The authorized capital stock of Purchaser consists of (i) 10,000,000 shares of preferred stock, without par value, none of which shares are issued and outstanding as of October 29, 2014, and (ii) 50,000,000 shares of Purchaser Common Stock, par value $2.50 per share, of which 29,796,397 shares are issued and outstanding as of October 29, 2014. The outstanding shares of Purchaser Capital Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights).

(ii) The shares of Purchaser Common Stock to be issued in exchange for shares of Seller Common Stock in the Parent Merger, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable, will be listed on the Nasdaq Global Select Market, will have the same rights as every other share of Purchaser Common Stock and will be subject to no preemptive rights.

(c) Corporate Power. Each of Purchaser and its Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and Purchaser has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. Subject to the receipt of all requisite regulatory approvals and the expiration of all waiting periods, Purchaser Bank has the corporate power and authority to consummate the Subsidiary Merger and the Agreement to Merge in accordance with the terms of this Agreement.

(d) Corporate Authority; Authorized and Effective Agreement. This Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Purchaser and the Purchaser Board prior to the date hereof and no shareholder approval is required on the part of Purchaser. The Agreement to Merge, when executed by Purchaser Bank, shall have been approved by the Board of Directors of Purchaser Bank and by Purchaser, as the sole shareholder of Purchaser Bank. This Agreement is a valid and legally binding agreement of Purchaser, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors rights or by general equity principles).

(e) Regulatory Approvals; No Defaults.

(i) No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Purchaser or any of its Subsidiaries in connection with the execution, delivery or performance by Purchaser of this Agreement or to consummate the Merger except for (A) the filing of applications, notices, the Agreement to Merge, or the articles of merger, or requests for approvals or waivers, as applicable, with the federal and state banking authorities; (B) the filing and declaration of effectiveness of the Registration Statement; (C) the filing of the articles of merger with the Department of State of the Commonwealth of Pennsylvania; (D) such filings as are required to be made or approvals as are required to be obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of Purchaser Common Stock in the Parent Merger; and (E) receipt of the approvals set forth in Section 7.01(b). As of the date hereof, Purchaser is not aware of any reason why the approvals set forth in Section 7.01(b) will not be received without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).

(ii) Subject to the satisfaction of the requirements referred to in the preceding paragraph and expiration of the related waiting periods, and required filings under federal and state securities laws, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of Purchaser or of any of its Subsidiaries or to which Purchaser or any of its Subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, the Articles of Incorporation or Bylaws (or similar governing documents) of Purchaser or any of its Subsidiaries, or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

(f) Financial Reports and SEC Documents; Material Adverse Effect.

(i) Purchaser’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed by it or any of its Subsidiaries with the SEC subsequent to December 31, 2013 under the Securities Act, or under Section 13, 14 or 15(d) of the Exchange Act, in the form filed or to be filed (collectively, “Purchaser SEC Documents”) as of the date filed, (A) complied or will comply in all material respects with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets or statements of condition contained in or incorporated by reference into any such Purchaser SEC Document (including the related notes and schedules thereto) fairly presents, or will fairly present, the financial position of Purchaser and its Subsidiaries as of its date, and each of the statements of income or results of operations and changes in shareholders’ equity and cash flows or equivalent statements in such Purchaser SEC Documents (including any related notes and schedules thereto) fairly presents, or will fairly present, the results of operations, changes in shareholders’ equity and cash flows, as the case may be, of Purchaser and its Subsidiaries for the periods to which they relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments and the absence of footnotes in the case of unaudited statements.

(ii) Since December 31, 2013, no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of Section 5.03 or otherwise), is reasonably likely to have a Material Adverse Effect with respect to Purchaser, except as disclosed in the Purchaser SEC Documents.

(iii) The records, systems, controls, data and information of Purchaser and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Purchaser or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on the system of internal accounting controls described below in this Section 5.03(f)(iii). Purchaser (A) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15 promulgated under the Exchange Act) to ensure that material information relating to Purchaser, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of Purchaser by others within those entities, and (B) has disclosed, based on its most recent evaluation prior to the date hereof, to Purchaser’s outside auditors and the audit committee of Purchaser’s Board of Directors (y) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15 promulgated under the Exchange Act) that are reasonably likely to adversely affect Purchaser’s ability to record, process, summarize and report financial information and (z) any fraud, whether or not material, that involves management or other employees who have a significant role in Purchaser’s internal controls over financial reporting. These disclosures were made in writing by management to Purchaser’s auditors and audit committee and a copy has previously been made available to Seller. As of the date hereof, Purchaser knows of no reason related to Purchaser to believe that Purchaser’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to

Sections 302, 404 and 906 of the Sarbanes-Oxley Act, without qualification (except to extent expressly permitted by such rules and regulations), when next due.

(iv) Since December 31, 2013, (A) through the date hereof, neither Purchaser nor any of its Subsidiaries nor, to Purchaser’s knowledge, any director, officer, employee, auditor, accountant or representative of Purchaser or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Purchaser or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Purchaser or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (B) no attorney representing Purchaser or any of its Subsidiaries, whether or not employed by Purchaser or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Purchaser or any of its Subsidiaries or any of their respective officers, directors, employees, or agents to the Board of Directors of Purchaser or any committee thereof or to any director or officer of Purchaser.

(g) Litigation. As of the date of this Agreement, there is no material suit, action, investigation, audit or proceeding (whether judicial, arbitral, administrative or other) pending or, to Purchaser’s knowledge, threatened against or affecting Purchaser or any of its Subsidiaries, nor is there any judgment, decree, injunction, rule or order of any Governmental Authority or arbitration outstanding against Purchaser or any of its Subsidiaries.

(h) Regulatory Matters.

(i) Neither Purchaser nor any of its Subsidiaries or properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any Regulatory Authority charged with the supervision or regulation of financial institutions and their subsidiaries (including their holding companies) or issuers of securities.

(ii) Neither Purchaser nor any of its Subsidiaries has been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission nor to its knowledge has any Regulatory Authority commenced an investigation in connection therewith.

(i) Compliance with Laws. Each of Purchaser and its Subsidiaries:

(i) is in material compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the CRA (which includes a CRA Rating of “satisfactory” or better), the Home Mortgage Disclosure Act and all other applicable fair lending laws and other laws relating to discriminatory business practices;

(ii) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted except where the failure to make any such filing would not constitute a Material Adverse Effect; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Purchaser’s knowledge, no suspension or cancellation of any of them is threatened; and

(iii) has not received, since December 31, 2013, any notification or communication from any Governmental Authority (A) asserting that Purchaser or any of its Subsidiaries is not in material compliance with any of the statutes, regulations, or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit, or governmental authorization (nor, to Purchaser’s knowledge, do any grounds for any of the foregoing exist).

(j) Material Adverse Change. Purchaser has not, on a consolidated basis, suffered a change in its business, financial condition or results of operations since December 31, 2013 that has had a Material Adverse Effect on Purchaser.

(k) Financial Capacity. As of the Closing Date, Purchaser shall have sufficient cash and a sufficient number of authorized but unissued shares of Purchaser Common Stock to fulfill its obligations with respect to the Merger Consideration.

(l) Material Contracts; Defaults. “Purchaser Material Contracts” shall mean those contracts required to be publicly filed with the SEC by Purchaser pursuant to Item 601 of Regulation S-K as an exhibit to any report required by the Exchange Act. All of the Purchaser Material Contracts are in full force and effect and are legal, valid, binding and enforceable in accordance with their terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles) (i) as to Purchaser or any of its Subsidiaries, as the case may be, and (ii) to the knowledge of Purchaser, as to the other parties to such Purchaser Material Contracts. Purchaser and/or its Subsidiaries, as applicable, and to the knowledge of Purchaser, each other party to the Purchaser Material Contracts, has in all material respects performed and is performing all obligations, conditions and covenants required to be performed by it under the Purchaser Material Contracts. Neither Purchaser nor any of its Subsidiaries and, to the knowledge of Purchaser, no other party, is in violation, breach or default of any material obligation, condition or covenant under any of the Purchaser Material Contracts, and neither Purchaser nor any of its Subsidiaries and, to the knowledge of Purchaser, no other party, has received any notice that any of the Purchaser Material Contracts will be terminated or will not be renewed. Neither Purchaser nor any of its Subsidiaries has received from or given to any other Person any notice of default or other violation under any of the Purchaser Material Contracts, nor, to the knowledge of Purchaser, does any condition exist or has any event occurred which with notice or lapse of time or both would constitute a default thereunder.

(m) No Brokers. No action has been taken by Purchaser that would give rise to any valid claim against any party hereto for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Agreement.

(n) Employee Benefit Plans.

(i) “Purchaser Plans” shall mean each bonus, deferred compensation, incentive compensation, severance pay, medical or other insurance program, retirement plan, or other employee benefit plan program, agreement or arrangement sponsored, maintained or contributed to by the Purchaser, Purchaser Bank, or any ERISA Affiliate, or under which Purchaser, Purchaser Bank, or any ERISA Affiliate has any liability or obligation.

(ii) No Purchaser Plan is subject to Section 412, 430, 431 or 432 of the Code or Title IV Section 302, 303, 304 or 305 of ERISA, is a multiemployer plan (as defined in Section 3(37) of ERISA), or is funded on an actuarial basis. No liability under Title IV of ERISA has been incurred by Purchaser, Purchaser Bank, or any ERISA Affiliate that has not been satisfied in full, and no condition exists that could reasonably be expected to result in Purchaser, Purchaser Bank, or any ERISA Affiliate incurring any such liability. All contributions required to have been made under the terms of any Purchaser Plan or pursuant to ERISA and the Code have been timely made. Each Purchaser Plan complies in all material respects with the requirements of applicable law, including ERISA and the Code. Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or together with any other event) result in or is a precondition to (i) any current or former employee or director of Purchaser or Purchaser Bank becoming entitled to severance pay or any similar payment, (ii) the acceleration of the time of payment or vesting of, or an increase in the amount of, any compensation due to any current or former employee or director of Purchaser or Purchaser Bank, or (iii) the renewal or extension of the term of any agreement regarding the compensation of any current or former employee or director of Purchaser or Purchaser Bank.

(o) Labor Matters. Neither Purchaser nor any of its Subsidiaries is a party to or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is Purchaser or any of its Subsidiaries the subject of a proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel Purchaser or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it pending or, to Purchaser’s knowledge, threatened, nor is Purchaser aware of any activity involving its or any of its Subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

(p) Takeover Laws. Purchaser has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any Takeover Laws, including, without limitation, the Commonwealth of Pennsylvania, applicable to it. Purchaser has taken all action required to be taken by it in order to make this Agreement and the transactions contemplated hereby comply with, and this Agreement and the transactions contemplated hereby do comply with, the requirements of any Articles, Sections or provisions of Purchaser’s or Purchaser Bank’s Articles of Incorporation or Bylaws concerning Takeover Provisions.

(q) Environmental Matters. To Purchaser’s knowledge, neither the conduct nor operation of Purchaser or any of its Subsidiaries nor any condition of any property presently or previously owned, leased or operated by any of them (including, without limitation, in a fiduciary or agency capacity), or on which any of them holds a Lien, violates or violated Environmental Laws and to Purchaser’s knowledge, no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in liability under Environmental Laws. To Purchaser’s knowledge, neither Purchaser nor any of its Subsidiaries has used or stored any Hazardous Material in, on, or at any property presently or previously owned, leased or operated by any of them in violation of any Environmental Law. To Purchaser’s knowledge, neither Purchaser nor any of its Subsidiaries has received any notice from any Person that Purchaser or any of its Subsidiaries or the operation or condition of any property ever owned, leased, operated, or held as collateral or in a fiduciary capacity by any of them are or were in violation of or otherwise are alleged to have liability under any Environmental Law, including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on, beneath, or originating from any such property. Neither Purchaser nor any of its Subsidiaries is the subject of any action, claim, litigation, dispute, investigation or other proceeding with respect to violations of, or liability under, any Environmental Law. To Purchaser’s knowledge, Purchaser and each of its Subsidiaries have timely filed all reports and notifications required to be filed with respect to all of its operations and properties presently or previously owned, leased or operated by any of them and has generated and maintained all required records and data under all applicable Environmental Laws.

(r) Tax Matters.

(i) Purchaser and each of its Subsidiaries have duly and timely filed all Tax Returns required to be filed with respect to all applicable Taxes, and all such Tax Returns are true, correct and complete in all material respects.

(ii) (A) Purchaser and each of its Subsidiaries have timely paid all Taxes due and payable, whether or not shown on any Tax Return and whether or not a Tax Return was required to be filed, (B) Purchaser and each of its Subsidiaries have established reserves, as necessary, in the Purchaser Financial Statements for Taxes which are sufficient for the payment of all unpaid Taxes as of the dates thereof, whether or not such Taxes are disputed or are yet due and payable, for or with respect to the period, and neither Purchaser nor any of its Subsidiaries shall have any liability for Taxes in excess of such reserves, (C) Purchaser and each of its

Subsidiaries have withheld and paid to the proper taxing authority all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent consultant, creditor, member or other third party, (D) Purchaser and each of its Subsidiaries have no liability for Taxes payable for or with respect to any periods prior to and including the Effective Time in excess of the amounts actually paid prior to the Effective Time or reserved for, as necessary, in the Purchaser Financial Statements, and (E) no claim has ever been made by any taxing authority in any jurisdiction in which Purchaser and/or any of its Subsidiaries does not file Tax Returns that Purchaser and/or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(iii) (A) All deficiencies asserted or assessments made as a result of any Tax audit, investigation, examination or other proceeding have been paid in full, (B) there are no current audits, investigations or examinations with respect to any Tax Returns of Purchaser and any of its Subsidiaries, and Purchaser has not received any notice that any such audit, investigation or examination is threatened or pending, and (C) no waivers of or extensions of the statutes of limitation (with respect to collection or assessment of Taxes) have been given by or requested with respect to any Taxes of Purchaser or any of its Subsidiaries.

(iv) (A) Purchaser and each of its Subsidiaries have disclosed on their Tax Returns all positions taken therein that could reasonably be expected to give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code (or any similar provision under any state, local, or foreign tax law), (B) neither Purchaser nor any of its Subsidiaries has engaged in any “reportable transactions” as defined in Section 6707A of the Code, and (C) Purchaser and each of its Subsidiaries are in compliance with, and their records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and tax withholding requirements under federal, state, and local tax laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Code.

(v) (A) Neither Purchaser nor any of its Subsidiaries is a party to any agreement relating to the sharing, allocation or payment of, or indemnity for, Taxes, with any entity that is not Purchaser or one of its Subsidiaries and (B) neither Purchaser nor any of its Subsidiaries is or has been a member of an affiliated group filing consolidated or combined Tax Returns (other than a group of which Purchaser is or was the common parent) or otherwise has any liability for the Taxes of any Person under Treasury Regulations section 1.1502-6 (or similar provision of state, local or foreign law).

(vi) (A) Neither Purchaser nor any of its Subsidiaries has entered into a written agreement with any taxing authority or is subject to an adjustment under Section 481(a) of the Code that would have a material impact on the calculation of Taxes after the Effective Time, and (C) Purchaser is not, has not been within the applicable period set forth in Section 897(c)(1)(A)(ii) of the Code, and shall not be as of the Closing Date, a “United States real property holding corporation” (as that term is defined under Section 897 of the Code).

(vii) As of the date hereof, neither Purchaser nor any of its Subsidiaries has reason to believe that any conditions exist that might prevent or impede the Parent Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(s) Risk Management Instruments. All material interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for Purchaser’s own account, or for the account of Purchaser Bank or its customers, were entered into (i) in accordance with prudent business practices and all applicable laws, rules, regulations and regulatory policies and (ii) with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of Purchaser or Purchaser Bank, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect. Neither Purchaser nor Purchaser Bank, nor to Purchaser’s knowledge any other party thereto, is in breach of any of its obligations under any such agreement or arrangement.

(t) Books and Records; Minute Books. The books and records of Purchaser and Purchaser Bank have been fully, properly and accurately maintained in all material respects, have been maintained in accordance with ordinary business practices in the banking industry, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein and they fairly reflect the substance of events and transactions included therein. The minute books of Purchaser and Purchaser Bank contain records, which are accurate in all material respects, of all corporate actions of its shareholder(s) and Board of Directors (including committees of its Board of Directors).

(u) Insurance. Purchaser and Purchaser Bank are insured with reputable insurers against such risks and in such amounts as the management of Purchaser reasonably has determined to be prudent in accordance with industry practices. All such insurance policies are in full force and effect; neither of Purchaser or Purchaser Bank are in material default thereunder; and all claims thereunder have been filed in due and timely fashion.

(v) Purchaser Off Balance Sheet Transactions. Each off balance sheet arrangement of Purchaser or Purchaser Bank required to be disclosed by Item 404 of Regulation S-K is set forth in Purchaser’s Form 10-K for the fiscal year ended December 31, 2013 under the caption “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Off-Balance Sheet Arrangements”.

(w) Properties. Purchaser and Purchaser Bank have good and marketable title, free and clear of all liens, encumbrances, charges, defaults or equitable interests to all of the properties and assets, real and personal, set forth in Purchaser’s Form 10-K for the fiscal year ended December 31, 2013 under the caption “Item 2. Properties” as being owned by Purchaser or Purchaser Bank, as applicable, as of December 31, 2013, except (i) statutory liens for amounts not yet due and payable, (ii) pledges to secure deposits and other liens incurred in the ordinary course of banking business, (iii) such imperfections of title, easements, encumbrances, liens, charges, defaults or equitable interests, if any, as do not affect the use of properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, (iv) dispositions and encumbrances in the ordinary course of business, and (v) liens on properties acquired in foreclosure or on account of debts previously contracted. All leases pursuant to which Purchaser or Purchaser Bank, as lessee, leases real or personal property (except for leases that have expired by their terms or that Purchaser or Purchaser Bank, as applicable, has agreed to terminate since the date hereof) are valid without default thereunder by the lessee or, to Purchaser’s knowledge, the lessor.

(x) Loans. Each loan reflected as an asset in the Purchaser Financial Statements (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests that have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles, in each case other than loans as to which the failure to satisfy the foregoing standards would not have a Material Adverse Effect on Purchaser. All loans and extensions of credit that have been made by Purchaser Bank that are subject either to Section 22(h) of the Federal Reserve Act, as amended, or to 12 C.F.R. 337.3, comply therewith.

(y) Allowance for Loan Losses. The allowance for loan losses reflected in the Purchaser Financial Statements, as of their respective dates, is adequate in all material respects under the requirements of GAAP to provide for reasonably estimated losses on outstanding loans.

(z) Repurchase Agreements. With respect to all agreements pursuant to which Purchaser or Purchaser Bank has purchased securities subject to an agreement to resell, if any, Purchaser or Purchaser Bank, as the case may be, has a valid, perfected first lien or security interest in or evidence of ownership in book entry form of the government securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

(aa) Bank Secrecy Act, Anti-Money Laundering and OFAC and Customer Information. Purchaser is not aware of, has not been advised of, and has no reason to believe that any facts or circumstances exist, which would cause it or Purchaser Bank to be deemed (i) to be operating in violation in any material respect of the Bank Secrecy Act, the Patriot Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (ii) not to be in satisfactory compliance in any material respect with the applicable privacy and customer information requirements contained in any federal and state privacy laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by Seller pursuant to 12 C.F.R. Part 364. Purchaser is not aware of any facts or circumstances that would cause it to believe that any non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner that would cause it or Purchaser Bank to undertake any material remedial action. The Purchaser Board (or, where appropriate, the board of directors of Purchaser Bank) has adopted and implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the Patriot Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the Patriot Act and the regulations thereunder, and it (or such other of its Subsidiaries) has complied in all material respects with any requirements to file reports and other necessary documents as required by the Patriot Act and the regulations thereunder.

(bb) Trust Accounts. Purchaser and Purchaser Bank, respectively, have administered all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in all material respects in accordance with the terms of the governing documents and applicable laws and regulations.

ARTICLE VI —

COVENANTS

Section 6.01 Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of Seller and Purchaser agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby, including the satisfaction of the conditions set forth in ARTICLE VII hereof, and shall cooperate fully with the other party hereto to that end.

Section 6.02 Shareholder Approval. Seller agrees to use its reasonable best efforts to take, in accordance with applicable law and the Seller Articles and Seller Bylaws, all action necessary to convene a meeting of its shareholders (including any adjournment or postponement, the “Seller Meeting”), as promptly as practicable, to consider and vote upon the adoption and approval of this Agreement, as well as any other matters required to be approved by Seller’s shareholders for consummation of the Merger. The Seller Board shall recommend that the shareholders of Seller vote in favor of such adoption and approval. Notwithstanding the preceding sentence, in the event that subsequent to the date of this Agreement the Seller Board determines after consultation with independent legal counsel that its fiduciary duties require it to withdraw, modify or qualify such recommendation, the Seller Board may, prior to the Seller Meeting, so withdraw, modify or qualify its adoption of this Agreement or such recommendation.

Section 6.03 Registration Statement.

(a) Purchaser agrees to prepare, pursuant to all applicable laws, rules and regulations, a registration statement on Form S-4 (the “Registration Statement”) to be filed by Purchaser with the SEC in connection with the issuance of Purchaser Common Stock in the Parent Merger (including the proxy statement and prospectus and other proxy solicitation materials of Seller constituting a part thereof (the “Proxy/Prospectus”) and all related documents). Seller agrees to cooperate, and to cause its Subsidiaries to cooperate, with Purchaser, its counsel and its accountants, in preparation of the Registration Statement and the Proxy/Prospectus; and provided that Seller and its Subsidiaries have cooperated as required above, Purchaser agrees to file the Registration Statement, which will include the form of Proxy/Prospectus with the SEC as promptly as reasonably practicable but in no event later than 45 days after the date hereof. Each of Seller and Purchaser agrees to use all reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after filing thereof. Purchaser also agrees to use all reasonable efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement. Seller agrees to furnish to Purchaser all information concerning Seller, its Subsidiaries, officers, directors and shareholders as may be reasonably requested in connection with the foregoing.

(b) Each of Seller and Purchaser agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy/Prospectus and any amendment or supplement thereto will, at the date of mailing to the Seller shareholders and at the time of the Seller Meeting, as the case may be, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein in light of the circumstances under which such statement is made, not false or misleading. Each of Seller and Purchaser further agrees that if it shall become aware prior to the Effective Date of any information furnished by it that would cause any of the statements in the Proxy/Prospectus to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take the necessary steps to correct the Proxy/Prospectus.

(c) Purchaser agrees to advise Seller, promptly after Purchaser receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Purchaser Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

Section 6.04 Press Releases. Each of Seller and Purchaser agrees that it will not, without the prior approval of the other party, which shall not be unreasonably withheld, issue any press release or written statement for general circulation relating to the transactions contemplated hereby, except that nothing herein shall prohibit either party, following notification to the other party, from making any disclosure required by applicable law or regulation or Nasdaq rules.

Section 6.05 Access; Information.

(a) Seller agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford Purchaser and Purchaser’s officers, employees, counsel, accountants and other authorized representatives, such reasonable access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, tax returns and work papers of independent auditors), properties, personnel and to such other information as Purchaser may reasonably request and, during such period, it shall furnish promptly to Purchaser (i) a copy of each material report, schedule and other document filed by Seller pursuant to federal or state securities or banking laws, and (ii) all other information concerning the business, properties and personnel of Seller as Purchaser may reasonably request. In no event, however, is Seller obligated to (i) provide access or disclose any information to Purchaser where such access or disclosure would violate any agreement not to disclose confidential information; or (ii) provide access to board minutes that discuss of the transactions contemplated by this Agreement, any Acquisition Proposal or any other subject matter Seller reasonably determines should be treated as confidential.

(b) Each of Purchaser and Seller agrees that it will not, and will cause its representatives not to, use any information obtained pursuant to this Section 6.05 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Subject to the requirements of law, each party will keep confidential, and will cause its representatives to keep confidential, all information and documents obtained pursuant to this Section 6.05 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) unless such information (i) was already known to such party, (ii) becomes available to such party from other sources not known by such party to be bound by a confidentiality obligation, (iii) is disclosed with the prior written approval of the party to which such information pertains or (iv) is or becomes readily ascertainable from published information or trade sources. No investigation by either party of the business and affairs of the other shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to either party’s obligation to consummate the transactions contemplated by this Agreement.

(c) During the period from the date of this Agreement to the Effective Time, Seller shall cause one or more of its representatives to confer with representatives of Purchaser and report the general status of its ongoing operations at such times as Purchaser may reasonably request. Seller will promptly notify Purchaser of any material change in the normal course of its business or in the operation of its properties and, to the extent permitted by applicable law, of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving Seller or any of its Subsidiaries. Without limiting the foregoing, senior officers of Purchaser and Seller shall meet on a reasonably regular basis (expected to be at least monthly) to review the financial and operational affairs of Seller and its Subsidiaries, in accordance with applicable law, and Seller shall give due consideration to Purchaser’s input on such matters, with the understanding that, notwithstanding any other provision contained in this Agreement, neither Purchaser nor any of its Subsidiaries shall under any circumstance be permitted to exercise control of Seller or any of its Subsidiaries prior to the Effective Time.

(d) The Bank and Purchaser Bank shall meet on a regular basis to discuss and plan for the conversion of the Bank’s data processing and related electronic informational systems to those used by Purchaser Bank, which planning shall include, but not be limited to, discussion of the possible termination by the Bank of third-party service provider arrangements effective at the Effective Time or at a date thereafter, non-renewal of personal property leases and software licenses used by the Bank in connection with its systems operations, retention of outside consultants and additional employees to assist with the conversion, and outsourcing, as appropriate, of proprietary or self-provided system services, it being understood that the Bank shall not be obligated to take any such action prior to the Effective Time and, unless the Bank otherwise agrees, no conversion shall take place prior to the Effective Time. In the event that the Bank takes, at the request of Purchaser Bank, any action relative to third parties to facilitate the conversion that results in the imposition of any termination fees or charges, Purchaser Bank shall indemnify the Bank for any such fees and charges, and the costs of reversing the conversion process, if for any reason the Parent Merger is not consummated for any reason other than a breach of this Agreement by Seller.

Section 6.06 Acquisition Proposals.

(a) Seller agrees that after the date hereof, neither it nor any of its subsidiaries nor any of its respective officers and directors or the officers and directors of any of its subsidiaries shall, and it shall direct and use its reasonable best efforts to cause its employees and agents, including any investment banker, attorney or accountant retained by it or by any of its subsidiaries (collectively, its “Representatives”) not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any Acquisition Proposal, or, except to the extent that the Seller Board determines, in good faith, after consultation with its outside financial and legal advisors, that such action is required in order for the Seller Board to comply with its fiduciary duties, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to an Acquisition Proposal or otherwise facilitate any effort or attempt to implement or make an Acquisition Proposal (and in any event, Seller shall not provide any confidential information or data to any Person in connection with an Acquisition Proposal unless such Person shall have executed a confidentiality agreement on terms at least as favorable as those contained in the Confidentiality Agreement). “Acquisition Proposal” means any proposal or offer with respect to the following involving Seller or any of its Significant Subsidiaries: (1) any merger, consolidation, share exchange, business combination or other similar transaction; (2) any sale, lease, exchange, pledge, transfer or other disposition of 25% or more of its consolidated assets or liabilities in a single transaction or series of transactions; (3) any tender offer or exchange offer for, or other acquisition of, 25% or more of the outstanding shares of its capital stock; or (4) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing, other than the Merger provided for in this Agreement. Notwithstanding anything in this Agreement to the contrary, Seller shall (i) promptly (but in no event later than 2 business days) advise Purchaser, orally and in writing, of (x) the receipt by it (or any of the other persons referred to above) of any Acquisition Proposal, or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, or any material modification of or material amendment to any Acquisition Proposal, or any request for nonpublic information relating to Seller or any of its Subsidiaries or for access to the properties, books or records of Seller or any of its Subsidiaries by any Person or entity that informs the Seller Board or the board of directors of any of its Subsidiaries that it is considering making, or has made, an Acquisition Proposal and (y) the material terms and conditions of such proposal or inquiry (whether written or oral) or modification or amendment to an Acquisition Proposal, and (ii) keep Purchaser fully informed of the status and details of any such proposal or inquiry and any developments with respect thereto. Seller shall use its reasonable best efforts to enforce any existing confidentiality or standstill agreements in accordance with the terms thereof, and shall immediately take all steps necessary to terminate any approval that may have been heretofore given under any such provisions authorizing any Person to make an Acquisition Proposal. “Significant Subsidiary” has the meaning ascribed to that term in Rule 1-02 of Regulation S-X under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b) Seller and its Subsidiaries shall immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than Purchaser) conducted heretofore with respect to any Acquisition Proposal, and shall use reasonable best efforts to cause all Persons other than Purchaser who have been furnished confidential information regarding Seller or its Subsidiaries in connection with the solicitation of or discussions regarding an Acquisition Proposal within the 12 months prior to the date hereof promptly to return or destroy such information. Neither Seller nor the Seller Board shall approve or take any action to render inapplicable to any Acquisition Proposal any applicable Takeover Laws or Takeover Provisions.

Section 6.07 Financial and Other Statements.

(a) Promptly upon receipt thereof, Seller will furnish to Purchaser copies of each annual, interim or special audit of the books of Seller and its Subsidiaries made by its independent auditors and copies of all internal control reports submitted to Seller by such auditors in connection with each annual, interim or special audit of the books of Seller and its Subsidiaries made by such auditors. Without limiting the generality of the foregoing, Seller shall cause the audit of its financial statements for the year ended December 31, 2014 as soon as practicable and in no event later than 90 calendar days following December 31, 2014.

(b) During the period from the date of this Agreement to the Effective Time, Seller shall promptly furnish Purchaser with copies of all monthly and other interim financial statements produced in the ordinary course of business as the same shall become available.

(c) To the extent permitted by applicable law, Seller will advise Purchaser promptly of the receipt of any examination report of any Regulatory Authority with respect to the condition or activities of Seller or any of its Subsidiaries.

(d) With reasonable promptness, Seller will furnish to Purchaser such additional financial data that Seller possesses and as Purchaser may reasonably request, including without limitation, detailed monthly financial statements and loan reports.

Section 6.08 Takeover Laws. No party hereto shall take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Law and each of them shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from, or, if necessary, challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect. Neither party will take any action that would cause the transactions contemplated hereby not to comply with any Takeover Provisions and each of them will take all necessary steps within its control to make those transactions comply with (or continue to comply with) the Takeover Provisions.

Section 6.09 Reports. Each of Seller and Purchaser shall file (and shall cause Seller’s Subsidiaries and Purchaser’s Subsidiaries, respectively, to file), between the date of this Agreement and the Effective Time, all reports required to be filed by it with the SEC (if applicable) and any other Regulatory Authorities having jurisdiction over such party, and Seller shall deliver to Purchaser copies of all such reports promptly after the same are filed. Any financial statements contained in any reports to a Regulatory Authority shall be prepared in accordance with requirements applicable to such reports.

Section 6.10 Nasdaq Listing. Purchaser will use all reasonable best efforts to cause the shares of Purchaser Common Stock to be issued in the Parent Merger to be approved for listing on the Nasdaq, subject to official notice of issuance, as promptly as practicable, and in any event before the Effective Time.

Section 6.11 Regulatory Applications.

(a) Purchaser and Seller and their respective Subsidiaries shall cooperate and use their respective reasonable best efforts to prepare all documentation, to timely effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement. Each party hereto agrees that it will consult with the other party hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other party apprised of the status of material matters relating to completion of the transactions contemplated hereby. Any initial filings with Governmental Authorities shall be made by Purchaser as soon as reasonably practicable after the execution hereof but, provided that Seller has cooperated as described above, in no event later than 45 days after the date hereof. Subject to applicable laws relating to the exchange of information, each of Purchaser and Seller shall, to the extent practicable, consult with the other on all material written information submitted to any third party and/or any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement. In exercising the foregoing right, each of such parties agrees to act reasonably and as promptly as practicable.

(b) Each party agrees, upon request, to furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries to any third party or Governmental Authority.

Section 6.12 Seller Employees; Director and Management; Indemnification.

(a) All employees of Seller and its Subsidiaries as of immediately prior to the Effective Time shall be employed by Purchaser or one or more of its Subsidiaries (including the Purchaser Bank) immediately following the Effective Date (the “Continuing Employees”). Such employment of the Continuing Employees shall be subject to Purchaser’s and its Subsidiaries’ usual terms, conditions and policies of employment; provided, that to the extent that the Continuing Employees do not continue to be covered after the Effective Time by the Plans that provide medical, dental and other welfare benefits (the “Seller Welfare Plans”), (i) for the calendar year including the Closing Date, the Continuing Employees shall not be required to satisfy any deductible, co-payment, out-of-pocket maximum or similar requirements under the benefit plans maintained by Purchaser or its

Subsidiaries (the “Purchaser Group Plans”) that provide medical, dental and other welfare benefits (collectively, the “Purchaser Welfare Plans”) to the Continuing Employees to the extent of amounts previously credited for such purposes under the corresponding Seller Welfare Plans and under which such Continuing Employees participated at the Effective Time and (ii) any waiting periods, pre-existing condition exclusions and requirements to show evidence of good health contained in such Purchaser Welfare Plans shall be waived with respect to the Continuing Employees (except to the extent any such waiting period, pre-existing condition exclusion, or requirement to show evidence of good health applied under the corresponding Seller Welfare Plan in which the participant participated or was otherwise eligible to participate). Continuing Employees shall be given credit for their service with Seller and its Subsidiaries for purpose of eligibility and vesting purposes (but not for benefit accrual purposes) under the Purchaser Group Plans, solely to the extent permitted under the Purchaser Group Plans and to the extent that Purchaser makes such Purchaser Group Plans available to the Continuing Employees. No later than immediately following the effectiveness of the Subsidiary Merger, each Continuing Employee who continues to be employed by Purchaser or one of its Subsidiaries shall be eligible to participate in the Purchaser Group Plans that apply to similarly situated employees of Parent or its Subsidiaries (other than Seller Bank following the Effective Time).

(b) Purchaser agrees to honor, or to cause one of its Subsidiaries to honor, in accordance with their terms, all employment agreements, as amended, listed or described on Section 6.12(b) of the Disclosure Schedule, subject to any limitations imposed under applicable law or by any Regulatory Authority; provided, however, that the foregoing shall not prevent Purchaser or any of its Subsidiaries from amending or terminating any such agreement in accordance with its terms and applicable law.

(c) After the Effective Date, each Continuing Employee who was not a party to an agreement listed on Section 6.12(b) of the Disclosure Schedule delivered by Seller to Purchaser and whose employment with Purchaser (or one of its Subsidiaries) is terminated by Purchaser (or the applicable Subsidiary) without cause (as determined by Purchaser in its discretion) within six months following the Effective Date shall receive severance in accordance with Section 6.12(c) of the Disclosure Schedule delivered by Seller to Purchaser, subject to any limitations imposed under applicable law or by any Regulatory Authority.

(d) Notwithstanding anything contained herein to the contrary, (i) neither Purchaser nor any of its Subsidiaries are obligated to continue to employ any employee of Seller for any period of time following the Effective Date (subject to any obligations of Purchaser under Section 6.12(b)), (ii) nothing in this Agreement shall limit the ability of Purchaser or its Subsidiaries from revising, amending or terminating any Plan, Purchaser Group Plan or other employee benefit plan, program or policy from time to time, provided that no such revision, amendment or termination shall discriminate against Continuing Employees as a class, (iii) nothing in this Agreement shall be construed as an amendment of any Plan or Purchaser Group Plan, and (iv) no provision of this Section 6.12(d) shall create any third party beneficiary rights in any employee or former employee (including any beneficiary or dependent of such employee or former employee) of Seller or any of its Subsidiaries in respect of continued employment (or resumed employment) or any other matter.

(e)

(i) Prior to the Effective Date, Seller shall take all actions reasonably requested by Purchaser that may be necessary or appropriate to (i) cause one or more Plans to terminate as of the Effective Date, or as of the date immediately preceding the Effective Date, (ii) cause benefit accruals and entitlements under any Plan to cease as of the Effective Date, or as of the date immediately preceding the Effective Date, (iii) cause the continuation on and after the Effective Date of any contract, arrangement or insurance policy relating to any Plan for such period as may be requested by Purchaser, or (iv) facilitate the merger of any Plan into any employee benefit plan maintained by Purchaser. All resolutions, notices, or other documents issued, adopted or executed in connection with the implementation of Section 6.12(e) and Section 6.12(f) shall be subject to Purchaser’s prior review and approval.

(ii) Seller may in its discretion, but subject to the terms of this Section 6.12(e)(ii), terminate (A) the severance benefit provisions of the employment agreements listed in Schedule 6.12(e)(ii) (the “Severance Benefit Provisions”) and/or (B) the Supplemental Executive Retirement Plan by and between Integrity Bank and James Gibson, dated February 5, 2014 (the “SERP”), in each case in accordance with the requirements of Treasury Regulation Section 1.409A-3(j)(4)(ix) and in each case effective as of immediately prior to the Closing Date. Any such terminations shall (x) be implemented in consultation with Purchaser and all documents implementing such terminations shall be subject to Purchaser’s prior review and approval (which shall not be unreasonably withheld) and (y) result in full satisfaction of all obligations of the Seller (and its successors and affiliates) under the Severance Benefit Provisions and the SERP, as applicable, in exchange for payments that are payable at the times specified Schedule 6.12(e)(ii) and are not in excess of the maximum dollar amounts specified in Schedule 6.12(e)(ii).

(f) As of the end of the last payroll period preceding the Effective Date (or as of such other date as agreed upon by Seller and Purchaser in writing), Seller shall take all actions necessary or appropriate to terminate the Seller 401(k) Plan in compliance with all applicable requirements of Section 401(a) of the Code and applicable law.

(g) Prior to the Effective Time, Seller shall cooperate with Purchaser to allow Purchaser, in its sole discretion, to (i) arrange and conduct for employees of Seller and its Subsidiaries, an open enrollment period for Purchaser Group Plans (to the extent such plans will be made available to such employees) and employee orientation sessions (with such sessions to be held at times reasonably agreed to by Purchaser and Seller, and (ii) meet with employees of Seller and its Subsidiaries (either individually or in groups) during breaks, outside of scheduled work hours or as otherwise agreed to by Purchaser and Seller.

(h) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Date, a director or officer of Seller (the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of Seller, or any of its Subsidiaries or any of their respective predecessors or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Date, the parties hereto agree to cooperate and use their reasonable best efforts to defend against and respond thereto. On and after the Effective Date, Purchaser shall indemnify and hold harmless, as and to the fullest extent permitted by law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law upon receipt of any undertaking required by applicable law), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Date), the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with Purchaser; provided, however, that (1) Purchaser shall have the right to assume the defense thereof and upon such assumption Purchaser shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if Purchaser elects not to assume such defense or counsel for the Indemnified Parties reasonably advises the Indemnified Parties that there are issues which raise conflicts of interest between Purchaser and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them after notification, and Purchaser shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties, (2) Purchaser shall be obligated pursuant to this paragraph to pay for only one firm of counsel for all Indemnified Parties, (3) Purchaser shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld), and (4) Purchaser shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law or to any Indemnified Party that commits fraud. Any Indemnified Party wishing to claim Indemnification under this Section 6.12(h), upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Purchaser thereof, provided that the failure of any Indemnified Party to so notify Purchaser shall not relieve it of its obligations hereunder except (and only) to the extent that such failure materially prejudices Purchaser. Purchaser’s obligations under this Section 6.12(h) continue in full force and effect for a period of six years from the Effective Date; provided, however, that all rights to indemnification in respect of any claim (a “Claim”) asserted or made within such period shall continue until the final disposition of such Claim.

(i) Purchaser agrees that, to the extent permitted by law, all rights to indemnification and all limitations on liability existing in favor of the directors, officers and employees of Seller and any of its Subsidiaries (the “Covered Parties”) as provided in their respective articles of incorporation, bylaws or similar governing documents as in effect as of the date of this Agreement with respect to matters occurring prior to the Effective Date shall survive the Merger and shall continue in full force and effect, and shall be honored by such entities or their respective successors as if they were the indemnifying party thereunder, without any amendment thereto, for a period of six years from the Effective Date; provided, however, that all rights to indemnification in respect of any Claim asserted or made within such period shall continue until the final disposition of such Claim; provided, further, however, that nothing contained in this Section 6.12(i) shall be deemed to preclude the liquidation, consolidation or merger of Seller or any of its Subsidiaries, in which case all of such rights to indemnification and limitations on liability shall be deemed to so survive and continue as an obligation of Purchaser or the successor to Seller or its Subsidiary notwithstanding any such liquidation, consolidation or merger.

(j) Purchaser, from and after the Effective Date will use its reasonable best efforts directly or indirectly to cause the persons who served as directors or officers of Seller on or before the Effective Date to be covered by Seller’s existing directors’ and officers’ liability insurance policy (provided that Purchaser may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are not less advantageous than such policy) but in no event shall any insured person be entitled under this Section 6.12(j) to insurance coverage more favorable than that provided to him or her in such capacities as of the date hereof with respect to acts or omissions resulting from their service as such on or prior to the Effective Date. Such insurance coverage, if reasonably available at a reasonable cost relative to the coverage obtained, shall commence on the Effective Date and will be provided for a period of no less than six years after the Effective Date; provided, however, that in no event shall Purchaser be required to expend more than 200% of the current amount expended by Seller (the “Insurance Amount”) to maintain or procure insurance coverage pursuant hereto and, provided, further, that the Insurance Amount shall be deemed reasonable for purposes of this Section 6.12(j). Seller agrees to renew any such existing insurance or to purchase any “discovery period” insurance provided for thereunder at Purchaser’s request.

(k) In the event Purchaser or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Purchaser assume the obligations set forth in this Section 6.12.

(l) The provisions of Section 6.12(h), Section 6.12(i), Section 6.12(j) and Section 6.12(k) are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and their respective heirs and representatives.

Section 6.13 Notification of Certain Matters. Each of Seller and Purchaser shall give prompt notice to the other of any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein. Seller shall promptly inform Purchaser upon receiving notice of any legal, administrative, arbitration or other proceedings, demands, notices, audits or investigations by any Governmental Authority relating to the alleged liability of Seller or any of its Subsidiaries under any labor or employment law.

Section 6.14 Purchaser Board; Use of Integrity Bank Name.

(a) Effective as of the Effective Date, two members of the Seller Board, one of whom shall be Mr. Gibson, and the other who shall be designated prior to the Effective Date by Purchaser’s Nominating and Corporate Governance Committee in accordance with its policies and procedures, as in effect as of the date of this Agreement, shall be appointed to the Purchaser Board and to the Board of Directors of Purchaser Bank.

(b) Purchaser will establish a central Pennsylvania regional advisory board (the “Advisory Board”) and will consult with the members of Seller Board about the composition of the Advisory Board.

(c) If the Subsidiary Merger is not consummated on the Effective Date, Seller agrees to, and agrees to cause Bank to, (1) cause the current directors of Bank to resign effective as of the Effective Time and (2) take all action necessary to cause the board of directors of Bank to consist as of the Effective Time of those persons designated by Purchaser to Seller prior to the Effective Date.

(d) Individuals serving as Directors pursuant to Subsection (a) of this Section 6.14 shall receive the compensation provided to Directors of Purchaser or Purchaser Bank.

(e) For a period of three years following the Effective Date, to the extent permitted by applicable law, Purchaser agrees use commercially reasonable efforts to cause Bank, and Purchaser Bank following the Subsidiary Merger, to operate the bank branches currently operated by Bank under the name “Integrity Bank”.

Section 6.15 Tax Treatment. (i) Each of Purchaser and Seller agrees not to take any actions subsequent to the date of this Agreement that would adversely affect the qualification of the Parent Merger as a reorganization under Section 368(a) of the Code, and (ii) each of Purchaser and Seller agrees to take any action as may be reasonably required, if such action may be reasonably taken to reverse the impact of any past actions that would adversely impact the qualification of the Parent Merger as a reorganization under Section 368(a) of the Code.

Section 6.16 No Breaches of Representations and Warranties. Between the date of this Agreement and the Effective Time, without the written consent of the other party, each of Purchaser and Seller will not do any act or suffer any omission of any nature whatsoever that would cause any of the representations or warranties made in ARTICLE V of this Agreement to become untrue or incorrect in any material respect.

Section 6.17 Consents. Each of Purchaser and Seller shall use its reasonable best efforts to obtain any required consents to the transactions contemplated by this Agreement.

Section 6.18 Insurance Coverage. Seller shall cause each of the policies of insurance listed in its Disclosure Schedule to remain in effect between the date of this Agreement and the Effective Date.

Section 6.19 Correction of Information. Each of Purchaser and Seller shall promptly correct and supplement any information furnished under this Agreement so that such information shall be correct and complete in all material respects at all times, and shall include all facts necessary to make such information correct and complete in all material respects at all times, provided that any such correction that may result in a change to a party’s Disclosure Schedule shall not be made without the prior written consent of the other party.

Section 6.20 Confidentiality. Except for the use of information in connection with the Registration Statement described in Section 6.03 hereof and any other governmental filings required in order to complete the transactions contemplated by this Agreement, all information (collectively, the “Information”) received by each of Seller and Purchaser, pursuant to the terms of this Agreement shall be kept in strictest confidence; provided that, subsequent to the filing of the Registration Statement with the SEC, this Section 6.20 shall not apply to information included in the Registration Statement or to be included in the official Proxy/Prospectus to be sent to the shareholders of Seller under Section 6.03. Seller and Purchaser agree that the Information will be used only for the purpose of completing the transactions contemplated by this Agreement. Seller and Purchaser agree to hold the Information in strictest confidence and shall not use, and shall not disclose directly or indirectly any of such Information except when, after and to the extent such Information (i) is or becomes generally available to the public other than through the failure of Seller or Purchaser to fulfill its obligations hereunder, (ii) was already known to the party receiving the Information on a nonconfidential basis prior to the disclosure or (iii) is subsequently disclosed to the party receiving the Information on a nonconfidential basis by a third party having no obligation of confidentiality to the party disclosing the Information. It is agreed and understood that the obligations of Seller and Purchaser contained in this Section 6.20 shall survive the Closing or termination of this Agreement.

Section 6.21 Certain Policies.

Prior to the Effective Date, to the extent permitted by law, Seller shall, consistent with generally accepted accounting principles and on a basis mutually satisfactory to it and Purchaser, modify and change its loan, investments, liquidity, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of Purchaser; provided, however, that Seller shall not be obligated to take any such action pursuant to this Section 6.21 unless and until (i) Purchaser irrevocably acknowledges to Seller in writing that all conditions to its obligation to consummate the Parent Merger have been satisfied; (ii) Purchaser irrevocably waives in writing any and all rights that it may have to terminate this Agreement; and (iii) Seller has obtained the approval of this Agreement from its shareholders.

Section 6.22 Repayment of Subordinated Debt. Prior to the Effective Date, Seller and Bank shall take all actions reasonably requested by Purchaser that may be necessary or appropriate, including, without limitation obtaining any necessary regulatory approvals, to enable the Seller Subordinated Debt and the Bank Subordinated Debt to be repaid on the Effective Date. All resolutions, notices, or other documents issued, adopted or executed in connection with the implementation of this Section 6.22 shall be subject to Purchaser’s prior review and approval, which approval shall not be unreasonably withheld.

ARTICLE VII —

CONDITIONS TO CONSUMMATION OF THE PARENT MERGER

Section 7.01 Conditions to Each Party’s Obligation to Effect the Parent Merger. The respective obligation of each of Purchaser and Seller to consummate the Parent Merger is subject to the fulfillment or written waiver by Purchaser and Seller prior to the Effective Time of each of the following conditions:

(a) Shareholder Approval. This Agreement shall have been duly adopted by the requisite vote of Seller’s shareholders.

(b) Regulatory Approvals. All regulatory approvals required to consummate the transactions contemplated hereby shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain (i) any conditions, restrictions or requirements that the Purchaser Board reasonably determines would either before or after the Effective Time have a Material Adverse Effect on Purchaser after giving effect to the consummation of the Merger, or (ii) any conditions, restrictions or requirements that the Purchaser Board reasonably determines would either before or after the Effective Date be unduly burdensome.

(c) No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order

(whether temporary, preliminary or permanent) that is in effect and prohibits consummation of the transactions contemplated by this Agreement.

(d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and, if the offer and sale of Purchaser Common Stock in the Parent Merger is subject to the blue sky laws of any state, shall not be subject to a stop order of any state securities commissioner.

(e) Nasdaq Listing. The shares of Purchaser Common Stock to be issued in the Parent Merger shall have been approved for listing on Nasdaq, subject to official notice of issuance.

(f) Tax Opinion. Purchaser and Seller shall have received an opinion from counsel to Purchaser, dated the Closing Date, substantially to the effect that on the basis of the facts, representations and assumptions set forth or referred to in such opinion, (1) the Parent Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code; (2) holders of Seller Common Stock who receive Purchaser Common Stock in the Parent Merger in exchange for all of their shares of Seller Common Stock will not recognize any gain or loss with respect to shares of Purchaser Common Stock received (except with respect to cash received instead of a fractional share interest in Purchaser Common Stock); (3) each holder of Seller Common Stock who receives Purchaser Common Stock and cash (other than cash in lieu of fractional shares in Purchaser Common Stock) in the Parent Merger in exchange for the holder’s shares of Seller Common Stock will recognize the gain, if any, realized by the holder, in an amount not in excess of the amount of cash received (other than cash received instead of a fractional share interest in Purchaser Common Stock), but will not recognize any loss on the exchange; and (4) a holder of Seller Common stock who receives cash instead of a fractional share interest in Purchaser Common stock will recognize gain or loss equal to the difference between the cash received and the portion of the basis of the holder’s shares of Seller Common Stock allocable to that fractional share interest.

Section 7.02 Conditions to Obligation of Seller. The obligation of Seller to consummate the Parent Merger is also subject to the fulfillment or written waiver by Seller prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Purchaser set forth in this Agreement shall be true and correct in all material respects, as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct in all material respects as of such date), and Seller shall have received a certificate, dated the Effective Date, signed on behalf of Purchaser by the Chief Executive Officer and the Chief Financial Officer of Purchaser to such effect.

(b) Performance of Obligations of Purchaser. Purchaser shall have performed in all material respects all obligations required to be performed by Purchaser under this Agreement at or prior to the Effective Time, and Seller shall have received a certificate, dated the Effective Date, signed on behalf of Purchaser by the Chief Executive Officer and the Chief Financial Officer of Purchaser to such effect.

Section 7.03 Conditions to Obligation of Purchaser. The obligation of Purchaser to consummate the Parent Merger is also subject to the fulfillment or written waiver by Purchaser prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Seller set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct in all material respects as of such date), and Purchaser shall have received a certificate, dated the Effective Date, signed on behalf of Seller by the Chief Executive Officer and the Chief Financial Officer of Seller to such effect.

(b) Performance of Obligations of Seller. Seller shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Purchaser shall have received a certificate, dated the Effective Date, signed on behalf of Seller by the Chief Executive Officer and the Chief Financial Officer of Seller to such effect.

(c) Absence of Appraisal Demands. Rights to demand appraisal under the PBCL shall have expired or shall otherwise be unavailable with respect to at least 90% of the outstanding shares of Seller Common Stock (excluding shares of Seller Common Stock to be canceled as provided in Section 3.01(c)).

ARTICLE VIII —

TERMINATION

Section 8.01 Termination. This Agreement may be terminated, and the Parent Merger may be abandoned:

(a) Mutual Consent. At any time prior to the Effective Time, by the mutual written consent of Purchaser and Seller.

(b) Breach. At any time prior to the Effective Time, by Purchaser or Seller in the event of either: (i) a material breach by the other party of any representation or warranty contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach; or (ii) a material breach by the other party of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach, provided that (A) such breach (under either clause (i) or (ii)) would entitle the non-breaching party not to consummate the Parent Merger under ARTICLE VII, and (B) the terminating party is not itself in material breach of any provision of this Agreement.

(c) Delay. At any time prior to the Effective Time, by Purchaser or Seller, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event that the Parent Merger is not consummated by May 31, 2015, except to the extent that the failure of the Parent Merger then to be consummated arises out of or results from the knowing action or inaction of the party seeking to terminate pursuant to this Section 8.01(c).

(d) No Approval. By Seller or Purchaser in the event (i) the approval of any Governmental Authority required for consummation of the Merger and the other transactions contemplated by this Agreement shall have been denied by final nonappealable action of such Governmental Authority or an application therefor shall have been permanently withdrawn at the invitation, request or suggestion of a Governmental Authority; (ii) the Seller shareholders fail to adopt this Agreement at the Seller Meeting and approve the Parent Merger; or (iii) any of the closing conditions have not been met as required by ARTICLE VII hereof.

(e) Adverse Action. By Purchaser, if (i) the Seller Board submits this Agreement (or the plan of merger contained herein) to its shareholders without a recommendation for approval or with any adverse conditions on, or qualifications of, such recommendation for approval; (ii) the Seller Board otherwise withdraws or materially and adversely modifies (or discloses its intention to withdraw or materially and adversely modify) its recommendation referred to in Section 6.02; (iii) the Seller Board recommends to its shareholders an Acquisition Proposal other than the Merger; (iv) Seller breaches its covenant set forth in Section 6.02 to convene the Seller Meeting; or (v) Seller materially breaches Section 6.06.

(f) By Seller, if the Seller Board so determines by the vote of a majority of its members, at any time during the five business day period commencing with the Determination Date, if both of the following conditions are satisfied:

(i) The Purchaser Market Value on the Determination Date is less than the Initial Purchaser Market Value multiplied by 0.80; and

(ii) (A) the quotient obtained by dividing the Purchaser Market Value on the Determination Date by the Initial Purchaser Market Value (such quotient being referred to herein as the “Purchaser Ratio”) shall be less than (B) the quotient obtained by dividing the Final Index Price by the Initial Index Price (the “Index Ratio”) and subtracting 0.20 from the Index Ratio; subject, however, to the following three sentences. If Seller elects to exercise its termination right pursuant to the immediately preceding sentence, it shall give prompt written notice thereof to Purchaser (provided that such notice of election to terminate may be withdrawn at any time within the aforementioned five business day period). During the five business day period commencing with its receipt of such notice, Purchaser shall have the option of increasing the consideration to be received by Seller Shareholders by adjusting the Stock Consideration to an amount which, when multiplied by the Purchaser Market Value on the Determination Date, equals the lesser of (i) $52.50 or (ii) $52.50 multiplied by the Index Ratio. If Purchaser makes an election contemplated by the preceding sentence within such five business day period, it shall give prompt written notice to Seller of such election and the revised Stock Consideration, whereupon no termination shall have occurred pursuant to this Section 8.01(f) and this Agreement shall remain in full force and effect in accordance with its terms (except that the Stock Consideration shall have been so modified).

For purposes of this Section 8.01(f), the following terms shall have the meanings indicated below:

“Determination Date” shall mean the later of (i) the date on which the last required approval of a Governmental Authority is obtained with respect to the transactions contemplated by the Agreement without regard to any requisite waiting period or (ii) the date of the Seller Meeting to consider this Agreement and the transactions contemplated hereby.

“Final Index Price” means the closing price of the Nasdaq Bank Index as of the Determination Date.

“Index Group” means the Nasdaq Bank Index.

“Initial Index Price” means the closing price of the Nasdaq Bank Index as of the Starting Date.

“Initial Purchaser Market Value” equals $25.45, adjusted as indicated in the last sentence of this Section 8.01(f).

“Purchaser Market Value on the Determination Date” shall be the volume weighted average price of Purchaser Common Stock (as reported on Nasdaq or, if not reported thereon, in another authoritative source) during the 15 trading day period immediately preceding the Determination Date.

“Starting Date” means the last trading date before the date of this Agreement.

If any company belonging to the Index Group or the Purchaser declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares, or similar transaction between the Starting Date and the Determination Date, the prices for the common stock of such company or the Purchaser Common Stock shall be appropriately adjusted for the purposes of applying this Section 8.01(f).

Section 8.02 Effect of Termination and Abandonment; Enforcement of Agreement. In the event of termination of this Agreement and the abandonment of the Parent Merger pursuant to this ARTICLE VIII, no party to this Agreement shall have any liability or further obligation to any other party hereunder except (i) as set forth in Sections 8.03 and 9.01; and (ii) that termination will not relieve a breaching party from liability or damages for any willful breach of this Agreement giving rise to such termination. Notwithstanding anything contained herein to the contrary, the parties hereto agree that irreparable damage will occur in the event that a party breaches any of its obligations, duties, covenants and agreements contained herein. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled by law or in equity.

Section 8.03 Termination Fee.

(a) (i) Seller shall pay to Purchaser by wire transfer in same day funds within two business days of a termination contemplated by this Section 8.03(a)(i), a termination fee in the amount of Six Million Two Hundred Fifty Thousand Dollars ($6,250,000) (the “Termination Fee”) if this Agreement is terminated: (A) by Parent pursuant to Section 8.01(e) or (B) by Parent or Seller pursuant to Section 8.01(d)(ii), if prior to the Seller Meeting, the Seller shall have taken one of the actions set forth in Section 8.01(e), or (ii) (A) if this Agreement is terminated (1) by Purchaser pursuant to Section 8.01(b), (2) by Purchaser or Seller pursuant to Section 8.01(c) or (3) by Purchaser or Seller pursuant to Section 8.01(d)(ii) and Seller shall not have taken one of the actions set forth in Section 8.01(e) prior to the Seller Meeting and (B) (1) before such termination, an Acquisition Proposal with respect to the Seller was commenced, received by the Seller, publicly proposed or publicly disclosed and (2) within 12 months after such termination, the Seller enters into a definitive written agreement relating to an Acquisition Proposal or consummates a transaction contemplated by an Acquisition Proposal, Seller shall pay to Purchaser the Termination Fee by wire transfer in same day funds within two business days of the earlier of entering into a definitive written agreement relating to an Acquisition Proposal or consummation of a transaction contemplated by an Acquisition Proposal.

(b) Seller acknowledges that the agreements contained in this Section 8.03 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Purchaser would not enter into this Agreement. Accordingly, if Seller fails to pay timely any amount due pursuant to this Section 8.03 and, in order to obtain such payment, Purchaser commences a suit that results in a judgment against Seller for the amount payable to Purchaser pursuant to this Section 8.03, Seller shall pay to Purchaser its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount so payable at the applicable Federal Funds rate.

(c) Subject to Section 9.05, the right to receive payment of the Termination Fee will constitute the sole and exclusive remedy of Purchaser against Seller and its Subsidiaries and their respective officers and directors with respect to the events under Section 8.03(a).

ARTICLE IX —

MISCELLANEOUS

Section 9.01 Survival. No representations, warranties, agreements and covenants contained in this Agreement shall survive the Effective Time (other than Section 6.12, Section 6.14, Section 6.15 and Section 6.20 and this ARTICLE IX which shall survive the Effective Time) or the termination of this Agreement if this Agreement is terminated prior to the Effective Time (other than Section 6.03(b), Section 6.04, Section 6.05(b), Section 6.20, Section 8.02, and this ARTICLE IX which shall survive such termination).

Section 9.02 Waiver; Amendment. Prior to the Effective Time, any provision of this Agreement may be (i) waived by the party benefited by the provision, or (ii) amended or modified at any time, by an agreement in writing between the parties hereto executed in the same manner as this Agreement, except to the extent that any such amendment would violate applicable law or require resubmission of this Agreement or the plan of merger contained herein to the shareholders of Seller.

Section 9.03 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original.

Section 9.04 Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of Commonwealth of Pennsylvania applicable to contracts made and to be performed entirely within such Commonwealth (except to the extent that mandatory provisions of federal law are applicable).

Section 9.05 Expenses. Except as set forth in Section 8.03(b) of this Agreement, each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, except that if this Agreement is terminated (1) by Purchaser pursuant to Section 8.01(b) or Section 8.01(e), or (2) by Purchaser or Seller pursuant to Section 8.01(d)(ii), Purchaser and Seller will each bear and pay one-half of the following expenses: (a) the costs (excluding the fees and disbursements of counsel, financial advisors and accountants) incurred in connection with the preparation (including copying and printing and distributing) of the Registration Statement, the Proxy Statement and applications to Governmental Authorities for the approval of the Merger and (b) all listing, filing or registration fees, including, without limitation, fees paid for filing the Registration Statement with the SEC and any other fees paid for filings with Governmental Authorities.

Section 9.06 Notices. All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, faxed (with confirmation) or mailed by registered or certified mail (return receipt requested), or sent by electronic mail (“email”), to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto; provided, however, that any notice sent by email shall not be deemed received by the addressee until such addressee affirmatively responds that it has received such notice, which response shall not be deemed acknowledgment of the substance of such notice.

If to Seller, to:

Integrity Bancshares, Inc.

3314 Market Street, Suite 301

Camp Hill, Pennsylvania 17011

Attention: James T. Gibson

Facsimile No: (717) 920-3611

Email: Jim@IntegrityBankonline.com

With a copy to:

Rhoads & Sinon LLP

One South Market Square

Harrisburg, Pennsylvania 17101

Attention: Dean H. Dusinberre, Esquire

Facsimile No: (717) 238-3651

Email: ddusinberre@rhoads-sinon.com

If to Purchaser, to:

S&T Bancorp, Inc.

800 Philadelphia Street

Indiana, Pennsylvania 15701-3921

Attention: Todd D. Brice

Facsimile No: (724) 465-1414

Email: Todd.Brice@stbank.net

With a copy to:

Arnold & Porter LLP

555 Twelfth Street, NW

Washington, DC 20004

Attention: Paul D. Freshour

Facsimile No: (202) 942-5999

Email: Paul.Freshour@aporter.com

Section 9.07 Entire Understanding; No Third Party Beneficiaries. This Agreement and any separate agreement entered into by the parties of even date herewith represent the entire understanding of the parties hereto with reference to the transactions contemplated hereby and thereby and this Agreement supersedes any and all other oral or written agreements heretofore made (other than any such separate agreement). Nothing in this Agreement, whether express or implied, is intended to confer upon any Person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement; provided that the Indemnified Parties shall be third party beneficiaries of and entitled to enforce Section 6.12.

Section 9.08 Interpretation; Effect. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

Section 9.09 Waiver of Jury Trial. Each of the parties hereto hereby irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated hereby.

Section 9.10 Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions, or the application of such provision to Persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and will in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination, the parties will negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

Section 9.11 Assignment. Except to the extent provided in this Agreement, Purchaser and Seller may not assign any of their rights or obligations under this Agreement to any other Person, except upon the prior written consent of the other party. Any purported agreement in violation hereof shall be void.

Section 9.12 Time of Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

INTEGRITY BANCSHARES, INC.

By:	/s/ James T. Gibson
James T. Gibson
Chief Executive Officer

S&T BANCORP, INC.

By:	/s/ Todd D. Brice
Todd D. Brice
Chief Executive Officer

Agreement and Plan of Merger Signature Page

ANNEX B

October 29, 2014

Board of Directors

Integrity Bancshares, Inc.

3314 Market Street, Suite 301

Camp Hill, PA 17011

Ladies and Gentlemen:

Integrity Bancshares, Inc. (“Integrity”) and S&T Bancorp, Inc. (“S&T”) have entered into an agreement and plan of merger dated as of October 29, 2014 (the “Agreement”) pursuant to which Integrity will merge into with and into S&T (the “Merger”). Subject to the provisions of the Agreement, at the Effective Time, automatically by virtue of the Merger, each share of Integrity Common Stock, excluding certain shares as specified in the Agreement issued and outstanding immediately prior to the Effective Time shall be converted at the election of the holder thereof (in accordance with the election and allocation procedures set forth in Agreement) into either (i) the right to receive $52.50 in cash without interest (the “Cash Consideration”) or (ii) 2.0627 shares (the “Stock Exchange Ratio”) of S&T Common Stock (the “Stock Consideration”). The Cash Consideration and the Stock Consideration are referred to herein collectively as the “Merger Consideration.” The other terms and conditions of the Merger are more fully set forth in the Agreement, and capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. You have requested our opinion as to the fairness of the Merger Consideration to the holders of Integrity Common Stock from a financial point of view.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of Integrity that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of S&T that we deemed relevant; (iv) internal financial estimates for Integrity for the years ending December 31, 2014 through December 31, 2018 as provided by senior management of Integrity; (v) publicly available median analyst earnings estimates for S&T for the years ending December 31, 2014 through December 31, 2016 and an estimated long-term growth rate for the years thereafter; (vi) the pro forma financial impact of the Merger on S&T based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies as determined by the senior management of S&T; (vii) a comparison of certain financial and other information, including stock trading information for Integrity and S&T with similar publicly available information for certain other commercial banks, the securities of which are publicly traded; (viii) the terms and structures of other recent mergers and acquisition transactions in the commercial banking sector; (ix) the current market environment generally and in the commercial banking sector in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of Integrity the business, financial condition, results of operations and prospects of Integrity and held similar discussions with the senior management of S&T regarding the business, financial condition, results of operations and prospects of S&T.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Integrity and S&T or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of preparing this letter. We have further relied on the assurances of the senior management of Integrity and S&T that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any material respect. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Integrity and S&T any of their respective subsidiaries. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Integrity, S&T or the combined entity after the Merger and we have not reviewed any individual credit files relating to Integrity or S&T. We have assumed, with your consent, that the respective allowances for loan losses for both Integrity and S&T are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used internal financial estimates as provided by the senior management of Integrity and publicly available analyst estimates for S&T, respectively. Sandler O’Neill also received and used in its analyses certain projections of transaction costs, purchase accounting adjustments, expected cost savings and other synergies which were prepared by and/or reviewed with the senior managements of S&T. With respect to these estimates, the respective senior managements of Integrity and S&T confirmed to us that those estimates reflected the judgments of those respective managements of the future financial performance of Integrity and S&T, respectively, and we assumed that such performance would be achieved and we have assumed that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of such management. We express no opinion as to such estimates or the assumptions on which they are based. We have assumed that there has been no material change in the respective assets, financial condition, results of operations, business or prospects of Integrity and S&T since the date of the most recent financial data made available to us, as of the date hereof. We express no opinion as to any of the legal, accounting and tax matters relating to the Merger and any other transactions contemplated in connection therewith.

We have assumed in all respects material to our analysis that Integrity will remain as a going concern for all periods relevant to our analyses. We have also assumed, with your consent, that (i) each of the parties to the Agreement will comply in all material respects with all material terms of the Agreement and all related agreements, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants required to be performed by such party under the agreements and that the conditions precedent in such agreements are not waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Integrity, S&T or the Merger and (iii) the Merger and any related transaction will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements.

Our opinion is necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect our views. We have not undertaken to update, revise, reaffirm or withdraw this letter or otherwise comment upon events occurring after the date hereof.

We have acted as financial advisor to the Board of Directors of Integrity in connection with the Merger and a portion of our fees are contingent upon the closing of the Merger. We also will receive a fee for providing this opinion. Integrity has also agreed to indemnify us against certain liabilities arising out of our engagement. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Integrity and S&T and their affiliates. We express no opinion as to the value of S&T common stock when it is actually received by holders of Integrity Common Stock.

This letter is directed to the Board of Directors of Integrity in connection with its consideration of the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to the holders of Integrity Common Stock and does not address the underlying business decision of Integrity to engage in the Merger, the form or structure of the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Integrity or the effect of any other transaction in which Integrity might engage. This opinion shall not be reproduced or used for any other purposes, without Sandler O’Neill’s prior written consent, which consent will not be unreasonably withheld. This Opinion has been approved by Sandler O’Neill’s fairness opinion committee. We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by Integrity’s officers, directors, or employees, or class of such persons, relative to the compensation to be received in the Merger by any other shareholders of Integrity.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to the holders of Integrity Common Stock from a financial point of view.

Very truly yours,

/s/ Sandler O’Neill & Partners, L.P.

ANNEX C

DISSENTERS’ RIGHTS PROVISIONS

Pennsylvania Business Corporation Law of 1988, as Amended, Provisions For Dissenting Shareholders

Subchapter D.—Dissenters Rights.

§ 1571. Application and effect of subchapter.

(a) General rule.—Except as otherwise provided in subsection (b), any shareholder (as defined in Section 1572 (relating to definitions)) of a business corporation shall have the right to dissent from, and to obtain payment of the fair value of his shares in the event of, any corporate action, or to otherwise obtain fair value for his shares, only where this part expressly provides that a shareholder shall have the rights and remedies provided in this subchapter. See:

Section 1906(c) (relating to dissenters rights upon special treatment).

Section 1930 (relating to dissenters rights).

Section 1931(d) (relating to dissenters rights in share exchanges).

Section 1932(c) (relating to dissenters rights in asset transfers).

Section 1952(d) (relating to dissenters rights in division).

Section 1962(c) (relating to dissenters rights in conversion).

Section 2104(b) (relating to procedure).

Section 2324 (relating to corporation option where a restriction on transfer of a security is held invalid).

Section 2325(b) (relating to minimum vote requirement).

Section 2704(c) (relating to dissenters rights upon election).

Section 2705(d) (relating to dissenters rights upon renewal of election).

Section 2904(b) (relating to procedure).

Section 2907(a) (relating to proceedings to terminate breach of qualifying conditions).

Section 7104(b)(3) (relating to procedure).

(b) Exceptions.—(1) Except as otherwise provided in paragraph (2), the holders of the shares of any class or series of shares shall not have the right to dissent and obtain payment of the fair value of the shares under this subchapter if, on the record date fixed to determine the shareholders entitled to notice of and to vote at the meeting at which a plan specified in any of section 1930, 1931(d), 1932(c) or 1952(d) is to be voted on, or on the first public announcement that such a plan has been approved by the shareholders by consent without a meeting, the shares are either:

(i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

(ii) held beneficially or of record by more than 2,000 persons.

(2) Paragraph (1) shall not apply to and dissenters rights shall be available without regard to the exception provided in that paragraph in the case of:

(i) (Repealed).

(ii) Shares of any preferred or special class or series unless the articles, the plan or the terms of the transaction entitle all shareholders of the class or series to vote thereon and require for the adoption of the plan or the effectuation of the transaction the affirmative vote of a majority of the votes cast by all shareholders of the class or series.

(iii) Shares entitled to dissenters rights under section 1906(c) (relating to dissenters rights upon special treatment).

(3) The shareholders of a corporation that acquires by purchase, lease, exchange or other disposition all or substantially all of the shares, property or assets of another corporation by the issuance of shares, obligations or otherwise, with or without assuming the liabilities of the other corporation and with or without the intervention of another corporation or other person, shall not be entitled to the rights and remedies of dissenting shareholders provided in this subchapter regardless of the fact, if it be the case, that the acquisition was accomplished by the issuance of voting shares of the corporation to be outstanding immediately after the acquisition sufficient to elect a majority or more of the directors of the corporation.

(c) Grant of optional dissenters rights.—The bylaws or a resolution of the board of directors may direct that all or a part of the shareholders shall have dissenters rights in connection with any corporate action or other transaction that would otherwise not entitle such shareholder to dissenters rights.

(d) Notice of dissenters rights.—Unless otherwise provided by statute, if a proposed corporate action that would give rise to dissenters rights under this subpart is submitted to a vote at a meeting of shareholders, there shall be included in or enclosed with the notice of meeting:

(1) a statement of the proposed action and a statement that the shareholders have a right to dissent and obtain payment of the fair value of their shares by complying with the terms of this subchapter; and

(2) a copy of this subchapter.

(e) Other statutes.—The procedures of this subchapter shall also be applicable to any transaction described in any statute other than this part that makes reference to this subchapter for the purpose of granting dissenters rights.

(f) Certain provisions of articles ineffective.—This subchapter may not be relaxed by any provision of the articles.

(g) Computation of beneficial ownership.—For purposes of subsection (b)(1)(ii), shares that are held beneficially as joint tenants, tenants by the entireties, tenants in common or in trust by two or more persons, as fiduciaries or otherwise, shall be deemed to be held beneficially by one person.

(h) Cross references.—See sections 1105 (relating to restriction on equitable relief), 1904 (relating to de facto transaction doctrine abolished), 1763(c) (relating to determination of shareholders of record) and 2512 (relating to dissenters rights procedure).

§ 1572. Definitions.

The following words and phrases when used in this subchapter shall have the meanings given to them in this section unless the context clearly indicates otherwise:

“Corporation.” The issuer of the shares held or owned by the dissenter before the corporate action or the successor by merger, consolidation, division, conversion or otherwise of that issuer. A plan of division may designate which one or more of the resulting corporations is the successor corporation for the purposes of this subchapter. The designated successor corporation or corporations in a division shall have sole responsibility for payments to dissenters and other liabilities under this subchapter except as otherwise provided in the plan of division.

“Dissenter.” A shareholder who is entitled to and does assert dissenters rights under this subchapter and who has performed every act required up to the time involved for the assertion of those rights.

“Fair value.” The fair value of shares immediately before the effectuation of the corporate action to which the dissenter objects, taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the corporate action.

“Interest.” Interest from the effective time of the corporate action until the date of payment at such rate as is fair and equitable under all the circumstances, taking into account all relevant factors, including the average rate currently paid by the corporation on its principal bank loans.

“Shareholder.” A shareholder as defined in section 1103 (relating to definitions), or an ultimate beneficial owner of shares, including without limitation, a holder of depository receipts, where the beneficial interest owned includes an interest in the assets of the corporation upon dissolution.

§ 1573. Record and beneficial holders and owners.

(a) Record holders of shares.—A record holder of shares of a business corporation may assert dissenters rights as to fewer than all of the shares registered in his name only if he dissents with respect to all the shares of the same class or series beneficially owned by any one person and discloses the name and address of the person or persons on whose behalf he dissents. In that event, his rights shall be determined as if the shares as to which he has dissented and his other shares were registered in the names of different shareholders.

(b) Beneficial owners of shares.—A beneficial owner of shares of a business corporation who is not the record holder may assert dissenters rights with respect to shares held on his behalf and shall be treated as a dissenting shareholder under the terms of this subchapter if he submits to the corporation not later than the time of the assertion of dissenters rights a written consent of the record holder. A beneficial owner may not dissent with respect to some but less than all shares of the same class or series owned by the owner, whether or not the shares so owned by him are registered in his name.

§ 1574. Notice of intention to dissent.

If the proposed corporate action is submitted to a vote at a meeting of shareholders of a business corporation, any person who wishes to dissent and obtain payment of the fair value of his shares must file with the corporation, prior to the vote, a written notice of intention to demand that he be paid the fair value for his shares if the proposed action is effectuated, must effect no change in the beneficial ownership of his shares from the date of such filing continuously through the effective time of the proposed action and must refrain from voting his shares in approval of such action. A dissenter who fails in any respect shall not acquire any right to payment of the fair value of his shares under this ssubchapter. Neither a proxy nor a vote against the proposed corporate action shall constitute the written notice required by this section.

§ 1575. Notice to demand payment.

(a) General rule.—If the proposed corporate action is approved by the required vote at a meeting of shareholders of a business corporation, the corporation shall mail a further notice to all dissenters who gave due notice of intention to demand payment of the fair value of their shares and who refrained from voting in favor of the proposed action. If the proposed corporate action is approved by the shareholders by less than unanimous consent without a meeting or is taken without the need for approval by shareholders, the corporation shall send to all shareholders who are entitled to dissent and demand payment of the fair value of their shares a notice of the adoption of the plan or other corporate action. In either case, the notice shall:

(1) State where and when a demand for payment must be sent and certificates for certificated shares must be deposited in order to obtain payment.

(2) Inform holders of uncertificated shares to what extent transfer of shares will be restricted from the time that demand for payment is received.

(3) Supply a form for demanding payment that includes a request for certification of the date on which the shareholder, or the person on whose behalf the shareholder dissents, acquired beneficial ownership of the shares.

(4) Be accompanied by a copy of this subchapter.

(b) Time for receipt of demand for payment.—The time set for receipt of the demand and deposit of certificated shares shall be not less than 30 days from the mailing of the notice.

§ 1576. Failure to comply with notice to demand payment, etc.

(a) Effect of failure of shareholder to act.—A shareholder who fails to timely demand payment, or fails (in the case of certificated shares) to timely deposit certificates, as required by a notice pursuant to section 1575 (relating to notice to demand payment) shall not have any right under this subchapter to receive payment of the fair value of his shares.

(b) Restriction on uncertificated shares.—If the shares are not represented by certificates, the business corporation may restrict their transfer from the time of receipt of demand for payment until effectuation of the proposed corporate action or the release of restrictions under the terms of section 1577(a) (relating to failure to effectuate corporate action).

(c) Rights retained by shareholder.—The dissenter shall retain all other rights of a shareholder until those rights are modified by effectuation of the proposed corporate action.

§ 1577. Release of restrictions or payment for shares.

(a) Failure to effectuate corporate action.—Within 60 days after the date set for demanding payment and depositing certificates, if the business corporation has not effectuated the proposed corporate action, it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment.

(b) Renewal of notice to demand payment.—When uncertificated shares have been released from transfer restrictions and deposited certificates have been returned, the corporation may at any later time send a new notice conforming to the requirements of section 1575 (relating to notice to demand payment), with like effect.

(c) Payment of fair value of shares.—Promptly after effectuation of the proposed corporation action, or upon timely receipt of demand for payment if the corporate action has already been effectuated, the corporation shall either remit to dissenters who have made demand and (if their shares are certificated) have deposited their certificates the amount that the corporation estimates to be the fair value of the shares, or give written notice that no remittance under this section will be made. The remittance or notice shall be accompanied by:

(1) The closing balance sheet and statement of income of the issuer of the shares held or owned by the dissenter for a fiscal year ending not more than 16 months before the date of remittance or notice together with the latest available interim financial statements.

(2) A statement of the corporation’s estimate of the fair value of the shares.

(3) A notice of the right of the dissenter to demand payment or supplemental payment, as the case may be, accompanied by a copy of this subchapter.

(d) Failure to make payment.—If the corporation does not remit the amount of its estimate of the fair value of the shares as provided by subsection (c), it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment. The corporation may make a notation on any such certificate or on the records of the corporation relating to any such uncertificated shares that such demand has been made. If shares with respect to which notation has been so made shall be transferred, each new certificate issued therefor or the records relating to any transferred uncertificated shares shall bear a similar notation, together with the name of the original dissenting holder or owner of such shares. A transferee of such shares shall not acquire by such transfer any rights in the corporation other than those that the original dissenters had after making demand for payment of their fair value.

§ 1578. Estimate by dissenter of fair value of shares.

(a) General rule.—If the business corporation gives notice of its estimate of the fair value of the shares, without remitting such amount, or remits payment of its estimate of the fair value of a dissenter’s shares as permitted by section 1577(c) (relating to payment of fair value of shares) and the dissenter believes that the amount stated or remitted is less than the fair value of his shares, he may send to the corporation his own estimate of the fair value of the shares, which shall be deemed a demand for payment of the amount or the deficiency.

(b) Effect of failure to file estimate.—Where the dissenter does not file his own estimate under subsection (a) within 30 days after the mailing by the corporation of its remittance or notice, the dissenter shall be entitled to no more than the amount stated in the notice or remitted to him by the corporation.

§ 1579. Valuation proceedings generally.

(a) General rule.—Within 60 days after the latest of:

(1) effectuation of the proposed corporate action;

(2) timely receipt of any demands for payment under section 1575 (relating to notice to demand payment); or

(3) timely receipt of any estimates pursuant to section 1578 (relating to estimate by dissenter of fair value of shares);

if any demands for payment remain unsettled, the business corporation may file in court an application for relief requesting that the fair value of the shares be determined by the court.

(b) Mandatory joinder of dissenters.—All dissenters, wherever residing, whose demands have not been settled shall be made parties to the proceeding as in an action against their shares. A copy of the application shall be served on each such dissenter. If a dissenter is a nonresident, the copy may be served on him in the manner provided or prescribed by or pursuant to 42 Pa.C.S. Ch. 53 (relating to bases of jurisdiction and interstate and international procedure).

(c) Jurisdiction of the court.—The jurisdiction of the court shall be plenary and exclusive. The court may appoint an appraiser to receive evidence and recommend a decision on the issue of fair value. The appraiser shall have such power and authority as may be specified in the order of appointment or in any amendment thereof.

(d) Measure of recovery.—Each dissenter who is made a party shall be entitled to recover the amount by which the fair value of his shares is found to exceed the amount, if any, previously remitted, plus interest.

(e) Effect of corporation’s failure to file application.—If the corporation fails to file an application as provided in subsection (a), any dissenter who made a demand and who has not already settled his claim against the corporation may do so in the name of the corporation at any time within 30 days after the expiration of the 60-day period. If a dissenter does not file an application within the 30-day period, each dissenter entitled to file an application shall be paid the corporation’s estimate of the fair value of the shares and no more, and may bring an action to recover any amount not previously remitted.

§ 1580. Costs and expenses of valuation proceedings.

(a) General rule.—The costs and expenses of any proceeding under section 1579 (relating to valuation proceedings generally), including the reasonable compensation and expenses of the appraiser appointed by the court, shall be determined by the court and assessed against the business corporation except that any part of the costs and expenses may be apportioned and assessed as the court deems appropriate against all or some of the dissenters who are parties and whose action in demanding supplemental payment under section 1578 (relating to estimate by dissenter of fair value of shares) the court finds to be dilatory, obdurate, arbitrary, vexatious or in bad faith.

(b) Assessment of counsel fees and expert fees where lack of good faith appears.—Fees and expenses of counsel and of experts for the respective parties may be assessed as the court deems appropriate against the corporation and in favor of any or all dissenters if the corporation failed to comply substantially with the requirements of this subchapter and may be assessed against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted in bad faith or in a dilatory, obdurate, arbitrary or vexatious manner in respect to the rights provided by this subchapter.

(c) Award of fees for benefits to other dissenters.—If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and should not be assessed against the corporation, it may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

§ 1930. Dissenters rights.

(a) General rule.—If any shareholder of a domestic business corporation that is to be a party to a merger or consolidation pursuant to a plan of merger or consolidation objects to the plan of merger or consolidation and complies with the provisions of Subchapter D of Chapter 15 (relating to dissenters rights), the shareholder shall be entitled to the rights and remedies of dissenting shareholders therein provided, if any. See also section 1906(c) (relating to dissenters rights upon special treatment).

(b) Plans adopted by directors only.—Except as otherwise provided pursuant to section 1571(c) (relating to grant of optional dissenters rights), Subchapter D of Chapter 15 shall not apply to any of the shares of a corporation that is a party to a merger or consolidation pursuant to section 1924(b)(1)(i) or (4) (relating to adoption by board of directors).

(c) Cross references.—See sections 1571(b) (relating to exceptions) and 1904 (relating to de facto transaction doctrine abolished).

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Section 1741 of the Pennsylvania Business Corporation Law, or the PBCL, provides, in general, that a corporation will have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was a representative of the corporation, or is or was serving at the request of the corporation as a representative of another enterprise. Such indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and if, with respect to any criminal proceeding, the person did not have reasonable cause to believe his conduct was unlawful.

Section 1742 of the PBCL provides, in general, that a corporation will have the power to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a representative of the corporation or is or was serving at the request of the corporation as a representative of another entity. Such indemnity may be against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of the action if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation, except no indemnification will be made in respect of any claim, issue, or matter as to which the person has been adjudged to be liable to the corporation unless and only to the extent that the court of common pleas of the judicial district embracing the county in which the registered office of the corporation is located or the court in which the action was brought will determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for the expenses that the court of common pleas or other court deems proper.

Under Section 1743 of the PBCL, the corporation is required to indemnify directors and officers against expenses they may incur in defending actions against them in such capacities if they are successful on the merits or otherwise in the defense of such actions. Under Section 1745 of the PBCL, a corporation may pay the expenses of a director or officer incurred in defending an action or proceeding in advance of the final disposition thereof upon receipt of an undertaking from such person to repay the amounts advanced unless it is ultimately determined that such person is entitled to indemnification from the corporation. Article V of S&T’s by-laws provides indemnification of directors, officers and other agents of S&T and advancement of expenses to the extent otherwise permitted by Sections 1741, 1742 and 1745 of the PBCL.

Section 501 of S&T’s by-laws provide that the rights to indemnification and advancement of expenses in the by-laws are not exclusive, and may be in addition to, any rights granted to an indemnitee under S&T’s Articles of Incorporation, as amended from time to time, an agreement or vote of shareholders or disinterested directors or otherwise. As authorized by Section 1747 of the PBCL and Section 501(4) of S&T’s by-laws, S&T maintains, on behalf of its directors and officers, insurance protection against certain liabilities arising out of the discharge of their duties, as well as insurance covering S&T for indemnification payments made to its directors and officers for certain liabilities. The premiums for such insurance are paid by S&T.

The foregoing is only a general summary of certain aspects of Pennsylvania law and S&T’s by-laws dealing with indemnification of directors and officers, and does not purport to be complete. The description of the by-laws is qualified in its entirety by reference to the detailed provisions of Article V, Section 501 of the by-laws of S&T.

Item 21. Exhibits and Financial Statement Schedules.

(a) Exhibits.

The exhibits to the registration statement are listed in the Exhibit Index attached hereto and incorporated by reference herein.

(b) Financial statement schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the consolidated financial statements or related notes.

(c) Reports, opinion or appraisals.

The opinion of Sandler O’Neill + Partners, L.P. is included as Annex B to the proxy statement/prospectus.

Item 22. Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”); (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is included in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6) That every prospectus (i) that is filed pursuant to paragraph (5) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that for the purpose of determining liabilities under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(7) To respond to requests for information that is included in the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(9) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, S&T Bancorp, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Indiana, Commonwealth of Pennsylvania, on January 7, 2015.

S&T BANCORP, INC.

By:	/s/ Todd D. Brice
Name: Title:	Todd D. Brice President and Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on January 7, 2015.

SIGNATURE	TITLE

/s/ Todd D. Brice Todd D. Brice	President and Chief Executive Officer; Director (Principal Executive Officer)

/s/ Mark Kochvar Mark Kochvar	Senior Executive Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ Melanie Lazzari Melanie Lazzari	Senior Vice President and Controller

* John J. Delaney	Director

* Michael J. Donnelly	Director

* William J. Gatti	Director

* Jeffrey D. Grube	Director

* Frank W. Jones	Director

* Joseph A. Kirk	Director

* David L. Krieger	Director

SIGNATURE	TITLE

* James C. Miller	Director

* Fred J. Morelli, Jr.	Director

* Frank J. Palermo, Jr.	Director

* Christine J. Toretti	Director

* Charles G. Urtin	Chairman of the Board and Director

*	Todd D. Brice, the undersigned attorney-in-fact, by signing his name below, does hereby sign this Amendment No. 1 to the Registration Statement on behalf of the above indicated officers and directors of S&T Bancorp, Inc. pursuant to a power of attorney executed by such persons and previously filed with the Securities and Exchange Commission.

By:	/s/ Todd D. Brice	January 7, 2015
Todd D. Brice
Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of October 29, 2014, between S&T Bancorp, Inc. and Integrity Bancshares, Inc. (included in Part I as Annex A included in this Registration Statement).

3.1	Articles of Incorporation of S&T Bancorp, Inc. Filed as Exhibit B to Registration Statement (No. 2-83565) on Form S-4 of S&T Bancorp, Inc., dated May 5, 1983, and incorporated herein by reference.

3.2	Amendment to Articles of Incorporation of S&T Bancorp, Inc. Filed as Exhibit 3.2 to Form S-4 Registration Statement (No. 33-02600) dated January 15, 1986, and incorporated herein by reference.

3.3	Amendment to Articles of Incorporation of S&T Bancorp, Inc. effective May 8, 1989. Filed as Exhibit 3.3 to S&T Bancorp, Inc. Annual Report on Form 10-K for year ending December 31, 1998 and incorporated herein by reference.

3.4	Amendment to Articles of Incorporation of S&T Bancorp, Inc. effective July 21, 1995. Filed as Exhibit 3.4 to S&T Bancorp, Inc. Annual Report on Form 10-K for year ending December 31, 1998 and incorporated here by reference.

3.5	Amendment to Articles of Incorporation of S&T Bancorp, Inc. effective June 18, 1998. Filed as Exhibit 3.5 to S&T Bancorp, Inc. Annual Report on Form 10-K for year ending December 31, 1998 and incorporated herein by reference.

3.6	Amendment to Articles of Incorporation of S&T Bancorp, Inc. effective April 21, 2008. Filed as Exhibit 3.1 to S&T Bancorp, Inc. Quarterly Report on Form 10-Q filed on August 7, 2008 and incorporated herein by reference.

3.7	Certificate of Designations for the Series A Preferred Stock. Filed as Exhibit 3.1 to S&T Bancorp, Inc. Current Report on Form 8-K filed on January 15, 2009 and incorporated herein by reference.

3.8	Amended and Restated By-laws of S&T Bancorp, Inc., dated March 17, 2014. Filed as Exhibit 3.1 to S&T Bancorp, Inc. Current Report on Form 8-K filed on March 27, 2014 and incorporated herein by reference.

5.1	Form of Opinion of Arnold & Porter LLP as to the legality of the securities to be registered.*

8.1	Form of Opinion of Arnold & Porter LLP as to the tax consequences of the merger.*

10.1	S&T Bancorp, Inc. 2003 Incentive Stock Plan. Filed as Exhibit 4.2 to Form S-8 Registration Statement (No. 333-111557) dated December 24, 2003 and incorporated herein by reference.^

10.2	S&T Bancorp, Inc. Thrift Plan for Employees of S&T Bank, as amended and restated. Filed as Exhibit 4.2 to Form S-8 Registration Statement (No. 333-156541) dated December 31, 2008 and incorporated herein by reference.^

10.3	Dividend Reinvestment and Stock Purchase Plan of S&T Bancorp, Inc. Filed as Exhibit 4.2 to Form S-3 Registration Statement (No. 333-156555) dated January 2, 2009 and incorporated herein by reference. Filed as Exhibit 4.2 to S&T Bancorp, Inc. on Form S-8 filed on January 2, 2009 and incorporated herein by reference.^

10.4	Severance Agreement, by and between Todd D. Brice and S&T Bancorp, Inc., dated December 31, 2008. Filed as Exhibit 10.1 to S&T Bancorp, Inc. Current Report on Form 8-K filed on January 2, 2009 and incorporated herein by reference.^

10.5	Severance Agreement, by and between David G. Antolik and S&T Bancorp, Inc. dated December 31, 2008. Filed as Exhibit 10.4 to S&T Bancorp, Inc. Current Report on Form 8-K filed on January 2, 2009 and incorporated herein by reference.^

Exhibit No.	Description

10.6	Severance Agreement, by and between Mark Kochvar and S&T Bancorp, Inc. dated as of January 1, 2009. Filed as Exhibit 10.1 to S&T Bancorp, Inc. Current Report on Form 8-K filed on February 26, 2010 and incorporated herein by reference.^

10.7	Severance Agreement, by and between David Ruddock and S&T Bancorp, Inc. dated as of January 1, 2009.^*

10.8	S&T Bancorp, Inc. 2014 Incentive Plan. Filed as Exhibit 10.9 to S&T Bancorp, Inc. Annual Report on Form 10-K filed on February 21, 2014 and incorporated herein by reference.^

10.9	Agreement, by and between James T. Gibson and Integrity Bank, dated as of October 29, 2014.^+

10.10	Employment Agreement, by and between William K. Poole and Integrity Bank, dated as of October 29, 2014.^+

10.11	Employment Agreement, by and between Thomas John Sposito II and Integrity Bank, dated as of October 29, 2014.^+

21.1	Subsidiaries of S&T. Filed as Exhibit 21 to S&T Bancorp, Inc. Annual Report on Form 10-K for the year ending December 31, 2013 and incorporated herein by reference.

23.1	Consent of Arnold & Porter LLP (included in Exhibit 5.1 and Exhibit 8.1 to this Registration Statement)

23.2	Consent of KPMG LLP*

23.3	Consent of Smith Elliott Kearns & Company, LLC*

23.4	Consent of Sandler O’Neill + Partners, L.P.+

24.1	Power of Attorney+

99.1	Form of Proxy Card for Special Meeting of Shareholders of Integrity Bancshares, Inc.+

99.2	Form of Election Form+

99.3	Consent of James T. Gibson+

101	The following financial information for S&T contained in this registration statement for the year ended December 31, 2013 is formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Net Income, (iii) Consolidated Statements of Comprehensive Income, (iv) Consolidated Statements of Changes in Shareholders’ Equity, (v) Consolidated Statements of Cash Flows and (vi) Notes to Consolidated Financial Statements.

*	Filed herewith.
+	Previously filed.
^	Management Contract or Compensatory Plan or Arrangement.